As confidentially submitted to the Securities and Exchange Commission on March 12, 2021. This amended draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

ROX FINANCIAL LP

(Exact name of registrant as specified in its governing instruments)

250 Greenwich Street, 10th Floor

New York, New York 10007

(800) 769-3877 or (800) ROX-ETPS

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

David L. Ronn

Chief Legal Officer

250 Greenwich Street, 10th Floor

New York, New York 10007

(800) 769-3877 or (800) ROX-ETPS

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Lewis W. Kneib Michael Benjamin William J. Cernius Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark I the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(2)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per ETP	Proposed Maximum Aggregate Offering Price )(1)	Amount of Registration Fee (1)
ROX Series AMZL ETPs
ROX Series NKES ETPs
ROX Series WALG ETPs
(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, or SEC, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains a prospectus relating to the initial public offering of limited partner interests of ROX Financial LP, a Delaware series limited partnership. We refer to the limited partner interests associated with each series to be offered by the prospectus contained in this registration statement as “exchange traded properties, “ or “ETPs.” This registration statement relates to the offering of ETPs of three separate series, Series AMZL, Series NKES and Series WALG. The complete prospectus for Series AMZL related to the offering of ROX Series AMZL ETPs follows immediately after this Explanatory Note. Following the Series AMZL prospectus is an annex for each of Series NKES and Series WALG. Each annex contains all replacement pages, including the front and back cover, of the prospectus for the applicable series and the offering of the applicable ETPs. The following titled portions of the Series AMZL prospectus shall not be changed in the prospectus of either Series NKES or Series WALG:

•	Management;
•	Board and Executive Compensation;
•	Conflicts of Interest and Fiduciary Duties;
•	ROX LP Partnership Agreement;
•	License Agreement with ROX Parent;
•	U.S. Federal Income Tax Considerations;
•	ERISA Considerations;
•	Legal Matters; and
•	Appendix A.

The complete prospectus for each of Series AMZL, Series NKES and Series WALG will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act of 1933, as amended. The completion of the initial public offering of each of ROX Series AMZL ETPs, ROX Series NKES ETPs and ROX Series WALG ETPs is not conditioned upon the completion of any other offering.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED                        , 2021

PRELIMINARY PROSPECTUS

ROX FINANCIAL LP

ROX Series AMZL ETPs

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership, that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

 This is the initial public offering of ROX Series AMZL ETPs. We are selling only ROX Series AMZL ETPs in this offering.

Prior to this offering, there has been no public market for ROX Series AMZL ETPs. We intend to apply to have ROX Series AMZL ETPs listed on NYSE Arca, Inc., or NYSE Arca, under the symbol “AMZL.”

Series AMZL has been established to allow persons who acquire ROX Series AMZL ETPs in this offering to own an indirect economic interest in cash flows generated by the Amazon.com Services LLC last-mile delivery station located in Oakley, California.

The general partner of ROX LP is ROX Financial GP LLC, a Delaware limited liability company, or ROX GP. Its general partner interest in ROX LP and associated with Series AMZL is a non-economic interest, meaning that ROX GP shall not receive any portion of any distributions made by Series AMZL. ROX GP is wholly-owned by ROX Financial Inc., a Delaware corporation, or ROX Parent. ROX LP, on behalf of Series AMZL, has entered into a services and investment management agreement with RPS Securities LLC, a Texas limited liability company or RPS Securities, which is wholly-owned by ROX Parent.

We intend for Series AMZL to elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. To assist Series AMZL to qualify as a REIT, among other reasons, our partnership agreement, subject to certain exceptions, contains restrictions on the number of ROX Series AMZL ETPs that a person may own. Our partnership agreement provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended, or the Code, more than 9.8% of the outstanding ROX Series AMZL ETPs (by value or in number, whichever is more restrictive). Please see “ROX LP Partnership Agreement—Restrictions on Ownership and Transfer of ETPs.” An investor in ROX Series AMZL ETPs will receive a Form 1099 reporting annual distributions by Series AMZL, rather than a Schedule K-1.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Investing in ROX Series AMZL ETPs offered hereby involves risks. Please see “Risk Factors” beginning on page      of this prospectus for risk factors you should consider before investing in ROX Series AMZL ETPs offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per ROX Series
	AMZL ETP	Total

Public offering price	$—	$—
Underwriting discounts and commissions(1)	—	—
Proceeds, before expenses, to Series AMZL	—	—

(1)	See “Underwriting” on page of this prospectus for a description of the compensation payable to the underwriters.

The underwriters expect to deliver ROX Series AMZL ETPs on or about                    , 2021.

Joint Book Running Managers

Prospectus dated                  , 2021

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. The business, financial condition, liquidity, results of operations and prospects of ROX LP or Series AMZL may have changed since those dates.

i

MARKET DATA

We use market data and industry forecasts and projections throughout this prospectus. We have obtained substantially all this information from the market study prepared for us by Linneman Associates, a nationally recognized real estate consulting firm, to whom ROX Parent has paid a fee of $           related to Series AMZL. Fees paid to Linneman Associates will not be incurred by holders of ROX Series AMZL ETPs. Such information is included in this prospectus in reliance on Linneman Associates’ authority as an expert on such matters. Any forecasts prepared by Linneman Associates are based on data (including third party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. Please see “Experts.”  In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We have not independently verified this information.

PRICING DATA

Throughout this prospectus, we provide certain information based on the assumption that we price ROX Series AMZL ETPs at $          per ROX Series AMZL ETP, which is the initial public offering price required to fund the acquisition of the Series AMZL property (as defined), fund cash reserves and pay other fees and expenses. For additional information, please see “Use of Proceeds.”

ii

PROSPECTUS SUMMARY

This prospectus relates to the offering of the “exchange traded properties,” or “ETPs,” of Series AMZL which we refer to as ROX Series AMZL ETPs. This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in ROX Series AMZL ETPs described herein. You should read and consider this entire prospectus carefully, including the sections titled “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the Series AMZL consolidated balance sheet and the related notes thereto included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, the terms “ROX LP,” “Partnership,” “we,” “us” and “our” mean, and similar terms refer to, ROX Financial LP.

ROX LP Overview

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership, that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. Each Series is intended to be a permanent capital vehicle, and we expect each Series to be independently listed on a national stock exchange. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law. ROX LP intends to treat each Series, including Series AMZL, as a separate business entity for U.S. federal income tax purposes and ROX LP as a non-entity for U.S. federal income tax purposes. ROX LP further intends for each Series, including Series AMZL, to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021.

Concurrently with this offering, we are conducting ETP offerings of two other Series, or the concurrent offerings. The three Series are Series AMZL, which will own a logistics property tenanted by Amazon.com Services LLC, Series NKES, which will own a retail property tenanted by NIKE Retail Services, Inc., and Series WALG, which will own a retail property tenanted by Walgreen Co. Each of the three Series will indirectly own a stabilized, income-generating property located in a primary market and subject to a long-term lease that provides for periodic contractual rental escalations with a single investment-grade credit tenant.

The acquisition of the property to be held by Series AMZL and its subsidiaries, or the Series AMZL property, is subject to the completion of this offering and customary closing conditions. The completion of each offering and the acquisition of the related Series property are independent and are not conditioned on the completion of any other concurrent offering or acquisition.

Commercial Real Estate Investing Overview

For generations, the wealthiest individuals and largest institutions often allocated substantial portions of their investment portfolios to income-producing commercial real estate. These investors frequently hold interests in stabilized, high-quality properties located in primary markets because they can offer a combination of potential benefits as part of a well-diversified investment portfolio, including the ability to realize:

•	inflation mitigated income;
•	capital appreciation;
•	low to moderate volatility; and
•	low to moderate correlation to the broader equity and debt public markets.

Unfortunately, the vast majority of commercial real estate has been owned and traded privately and has frequently been viewed as an “alternative asset” because it is opaque, complex and illiquid. Public market access to single property commercial real estate has thus far been missing, and among the thousands of securities listed on national exchanges, we believe none provide access to the risk-adjusted total return characteristics of single property commercial real estate. We believe the time has come for the market for single property commercial real estate to evolve.

Mission

Our mission is to make single property commercial real estate investing accessible, transparent and liquid for everyone.

Establishing ETPs as a Differentiated Investment Opportunity

We believe there is a significant market opportunity to broaden access to commercial real estate investing by offering investors access to individual properties listed on a national exchange. Following this offering and the concurrent offerings, we plan to periodically offer ETPs of additional Series that represent a diverse variety of property types and locations with the goal of empowering investors to invest in a single property or build a portfolio of specific properties based on their individual criteria. Our model is built specifically to leverage the economies of scale enabled by technology and our innovative structure to lower fees and execution costs.

We believe we are participating in the third wave of a paradigm shift in the commercial real estate industry as described by Dr. Peter Linneman in the Wharton Real Estate Review’s “Forces Changing the Real Estate Industry Forever.”  When he released the study in 1997, Dr. Linneman predicted considerable growth would occur over the next twenty to thirty years if commercial real estate operators made significant and radical changes toward increased transparency, professionalism and consolidation.

The first shift was the exponential growth of the financial markets and securities trading, including mutual funds and exchange traded funds, in the broader markets and REITs and commercial mortgage-backed securities in the real estate market. Although the majority of commercial real estate is still traded privately, we believe this shift demonstrates the willingness of operators and investors to embrace the benefits of public real estate securities.

The second shift was the globalization and consolidation of the banks and insurance companies that were the traditional lenders to the capital intensive commercial real estate industry. When combined with the considerable growth of technology and the internet, this shift encouraged the emergence of larger, more professional commercial real estate companies. Investors came to expect, then demand, transparent and timely information related to the performance of all of their investments, from their listed equity securities to their private real estate funds. These demands have become increasingly essential in the wake of the economic changes, especially the increased focus on risk, brought about by the COVID-19 pandemic.

The final shift encourages operators to embrace efficiencies and focus on their core competencies of financing, development and managing properties. Real estate operators are increasingly exploring new technology services to market and lease space, enhance their relationship with their tenants and gather and analyze asset management data. We believe the ability to efficiently sell individual assets on a programmatic basis is the natural evolution of this shift. New technology enabled investment vehicles like crowdfunding and tokenization have shown promise, but they lack liquidity, offer inconsistent governance and generally do not provide access to institutional quality properties. We believe ETPs offer a more comprehensive and more scalable solution that provides compelling benefits for both real estate operators and investors.

What Distinguishes ETPs From Exchange Listed Equity REITs

While both ETPs and exchange listed equity REITs are public real estate securities, they have several differentiated characteristics.

In general, exchange listed equity REITs own actively managed portfolios of real estate assets and generate income primarily through rental income. Their management teams employ varying levels of debt across their portfolios and they actively acquire, dispose of and develop properties in accordance with their investment criteria. Although often focused on a single real estate sector, exchange listed equity REITs typically hold assets with a wide range of characteristics, such as core, value-add and opportunistic, with multiple tenants located in several geographic regions. The investment performance of exchange listed equity REITs is often benchmarked against the MSCI US REIT Index, a free float-adjusted market capitalization weighted index that is comprised of exchange listed equity REITs. The MSCI US REIT Index posted a five-year total return of 5.6% through December 31, 2020. However, for the year ended December 31, 2020, the MSCI US REIT Index posted a total return of negative 7.6%, as many large sectors such as office and hospitality were disproportionately impacted by the COVID-19 pandemic. Total return calculations reflect stock price performance, assuming contemporaneous reinvestment of all dividends and other distributions, and does not account for tax effects.

The investment characteristics of ETPs, on the other hand, are much more focused. ETPs provide direct exposure to a specific core property, with a specific tenant bound by a long-term lease with contractual rent escalations. We believe ETPs will generate more predictable cash flow and will be more defensive and less volatile than exchange listed equity REITs. For these reasons, we believe ETPs will have a differentiated risk-return profile from exchange listed equity REITs and both securities can play an independent role in an investor’s overall investment portfolio composition.

While there is no accepted benchmark yet for ETPs, we believe the National Council of Real Estate Investment Fiduciaries (NCREIF) Open End Diversified Core Equity Index, known as the NFI-ODCE Index, is an appropriate data point. NFI-ODCE Index is a widely followed fund index that provides a historical measurement of core commercial real estate returns. Funds included in the NFI-ODCE Index invest directly in private equity real estate and operate under a strict set of criteria that include some investment characteristics that are similar to those of ETPs, including lower risk strategies utilizing low leverage and equity ownership positions in stable U.S. operating properties. The NFI-ODCE Index is capitalization-weighted, gross of fee and time-weighted and tracked 26 funds, totaling $270.9 billion of gross real estate assets as of December 31, 2020, according to NCREIF. The NFI-ODCE Index posted a five-year total return, gross of fees, of 6.2%, 60 basis points better than then MSCI US REIT Index during that period. In addition, for the year ended December 31, 2020, the NFI-ODCE Index posted an annual total return, gross of fees, of 1.2%, significantly outperforming the MSCI US REIT Index.

However, the comparability of ETPs and the NFI-ODCE Index may be limited due to the differences between ETPs and the funds represented in the NFI-ODCE Index, including with respect to the size, asset classes, geographic concentrations, leverage targets and investment strategies of such funds (all of which own several commercial real estate assets of varying quality that are subject to various types and terms of leases, tenant credit qualities and other characteristics). The information regarding total return achieved by the NFI-ODCE Index is not a prediction, indication or guarantee of the returns that any ETP may achieve in the future, and we can offer no assurance that any ETP will be able to achieve such returns. Moreover, the NFI-ODCE Index performance data includes periods with economic characteristics, interest rate environments and other market forces that are significantly different from those any ETP faces today and may face in the future. An ETP’s future performance may not outpace, and may be significantly outpaced by, the NFI-ODCE Index and/or the MSCI US REIT Index. Accordingly, you should not place undue reliance on the past performance data set forth above and elsewhere in this prospectus.

The total size of the United States commercial real estate market has been estimated to be $16 trillion by the National Association of Real Estate Investment Trusts, or Nareit, a trade association for REITs with about half of this amount qualifying as institutional quality. Nareit data also shows that the 179 exchange listed equity REITs have a market capitalization of $1.2 trillion equating to approximately 15.0% of the United States’ institutional grade commercial real estate. We believe there is ample room for both ETPs and exchange listed equity REITs as more private real estate assets are owned and operated through public vehicles. Just as single asset securities have become ubiquitous in the equity and debt markets and are synergetic with portfolio securities like exchange traded funds and mutual funds, we believe ETPs can become synergistic with exchange listed equity REITs and enhance real estate investing opportunities for all.

ETP Benefits to Investors

We aim for ETPs to become a common investment product for investors seeking access to attractive risk-adjusted returns that can help build a well-balanced, diversified portfolio. ETP investor benefits include:

Accessibility: Investors will have the ability to purchase economic interests of individual properties listed on a national exchange for a relatively low “per ETP” price. Some ETPs will allow investors the opportunity to invest alongside leading high-quality operators who have considerable knowledge of the property and its tenants. For some of these operators, it will be the first time that public market investors will be able to benefit from their expertise.

Transparency: We plan to provide detailed property and market information for each Series to empower investors to make well-informed decisions, particularly around the ability of the Series to generate consistent long-term cash distributions. Due diligence documentation, including material leases, environmental reports, property condition reports and appraisals, will also be disclosed in connection with each initial offering of ETPs.

Liquidity: We expect to apply for a listing of each of our initial three Series to trade on the NYSE Arca exchange. Each Series of ETPs will have its own unique ticker symbol and a lead market maker to facilitate trading activity. Commercial real estate is a dynamic asset class and the public market liquidity of ETPs should allow investors to efficiently and proactively adjust their holdings to reflect evolving economic and demographic changes.

Flexibility: With ETPs, investors can choose to invest in a single Series, or to create a portfolio by investing in multiple Series. This optionality allows investors to make decisions based on their own investment objectives and market expectations.

Cost Efficiency: We have designed our structure to be cost efficient, providing the holders of ETPs more predictable and lower fees than many real estate investment vehicles. ETP investors will pay RPS Securities a one-time fee of     % of the anticipated equity to be raised at the initial offering plus a one-time reimbursement of expenses directly related to the applicable real estate acquisition. Annually, investors will pay a    basis point management fee to RPS Securities based on the monthly average equity value of the applicable Series. RPS Securities’ annual management fee generally covers all costs related to our general and administrative expenses, except for a limited amount of specific reimbursable expenses. Furthermore, neither we nor RPS Securities will charge sales commissions, incentive fees or retain a carried interest or promote.

ETP Benefits to Real Estate Operators

We believe an ETP offering could become an attractive disposition option for real estate operators with several benefits including:

Public market monetization. Operators can monetize all, or a portion, of a single property through public market transactions without bearing the associated public company reporting obligations.

Potential to stay involved. Our structure allows operators to remain in their role as property manager and potentially retain a minority equity interest in the property.

Generate unique publicity. A national exchange listing could provide unique marketing initiatives for both operators and the property’s current and potential tenants.

Our Management Structure

The board members and executive officers of ROX GP have extensive experience in commercial real estate, capital markets and related functions.

Our management structure includes a board of managers of ROX GP, which we refer to as the Board, an executive team of ROX GP and a board of advisors to ROX GP. Subject to limited exceptions, ROX GP has sole authority for the management and control of ROX LP and each Series. ROX GP manages all aspects of ROX LP’s and each Series’ capitalization and governance, including ETP offerings, exchange listings and required periodic reporting. The Board, through ROX GP, is the governing board for ROX LP and each Series.

Board. The initial Board is composed of three individuals, all of whom are independent as defined under the standards established by the NYSE. All three members of the Board have extensive institutional experience in the commercial real estate industry, including detailed knowledge of national exchange listed REITs. The Chair is Peter Braverman, the former president of Winthrop Management, a private commercial real estate management firm, and Winthrop Realty Trust, a multi-sector NYSE-listed REIT. The Chair of the Audit Committee of the Board is Howard S. Roth, the former global sector leader of the real estate, hospitality and construction practice at Ernst & Young LLP, a multinational professional services firm. The third member of the Board is Elizabeth A. Abdoo, a former executive of and senior advisor to Host Hotels & Resorts, Inc, a leading listed lodging REIT.

Executive Officers. The executive officers of ROX GP include four members with extensive experience in commercial real estate, capital markets and finance. The President and principal executive officer is Anthony Moro, whose previous experience includes serving as a managing director over more than two decades with The Bank of New York Mellon Corp, a global financial services firm. The Chief Financial Officer and principal accounting officer is Eyal Leibovitz, a senior financial executive with 32 years of experience of financial management, of which the last 22 years were with publicly-traded companies. The Chief Legal Officer is David Ronn, who has over 30 years of legal experience, including as a partner with international law firms, focused on corporate governance, mergers and acquisitions and capital markets matters for startups through public entities. The Senior Vice President – Real Estate is Shachar Melman, an experienced real estate acquisitions and asset management specialist, most recently with Ashkenazy Acquisition Corp., a private real estate investment firm.

Advisory Board. The board of advisors to ROX GP, referred to as the Advisory Board, is a team of three highly accomplished commercial real estate individuals. The Advisory Board will act as a resource for the Board and executive officers of ROX GP with respect to real estate industry knowledge and strategy. The Advisory Board members include: Marty Burger, the current Chief Executive Officer of Silverstein Properties Inc., a leading commercial real estate development, investment and management firm; Dr. Peter Linneman, principal of Linneman Associates, a real estate advisory firm and Emeritus Professor of Real Estate at the University of Pennsylvania, Wharton School of Business; ; and

David Hirsh, a sophisticated real estate investor who retired in 2018 after 16 years working in the real estate asset management group at Blackstone and prior fifteen years of real estate asset management experience at Citigroup Inc.

ETP Offering Parameters

The three properties comprising the Series included in this offering and the concurrent offerings contain both marketed and off-market opportunities. We anticipate that the industry relationships we and our affiliates have cultivated with leading developers, owners, brokers and other industry participants will continue to generate attractive investment opportunities.

We intend to follow a disciplined acquisition strategy and our investment criteria includes assessing the property’s market and submarket characteristics, condition and quality of construction, replacement cost and cost to re-lease. Our primary investment objective is to acquire and offer properties that will generate attractive risk-adjusted returns and support consistent and growing cash distributions.

Our targeted properties will typically have an implied equity value of $80 million or higher, and we expect that any subsidiary of a Series will generally have no to modest leverage on its property, typically targeting a ratio of outstanding indebtedness to total assets of less than 40%. Over time, we may add additional single properties to an existing Series if the properties have a very high degree of commonality. Examples may include similar property types with identical tenants or similar property types within a specific location or campus.

Our focus is on properties with the following characteristics:

Core real estate: Our objective is to acquire stabilized, high-quality properties located in primary markets that we believe will appreciate over time. We prefer “mission-critical” assets that are essential to a tenant’s operations or generation of sales and profits, including key distribution facilities, critical operations, top performing retail stores and corporate headquarters. Newly built, or recently renovated, properties that do not have near-term improvement obligations are preferred.

Creditworthy tenants: We target tenants with national reputations, a leading competitive position in their industry, a strong balance sheet and a solid credit profile. We believe tenants with these characteristics will consistently meet their rent obligations throughout various market cycles.

Favorable lease terms: We desire long-term leases with regular rent escalations that mitigate the effects of inflation. We target lease structures such as net leases that have the benefit of mitigating unknown or rising operating expenses, allowing us to provide consistent long-term cash distributions.

We believe the short, medium and long-term fundamentals of properties that meet our targeted characteristics will continue to provide attractive risk-adjusted returns. Through RPS Securities and its affiliates, we and our affiliates are currently in discussions with potential sellers of properties in the industrial, life science and multi-family sectors that meet our initial focus characteristics. We and our affiliates are in varying stages of negotiation and have not completed our due diligence process with the sellers of these properties. As a result, there can be no assurance that these acquisitions will be completed on terms satisfactory to us or at all.

Series AMZL

Investment Case

Our objective to is to maximize total risk-adjusted returns to holders of ROX Series AMZL ETPs. We believe the Series AMZL property will perform well in a post-pandemic economic environment due to its defensive characteristics that are attractive to investors seeking modest but consistent increases in distributions and potential for asset value appreciation

Differentiated investment opportunity. Series AMZL will be the first opportunity to own a national exchange listed economic interest in a single Amazon.com Services LLC tenanted property.

Quality of the tenant. The property is leased by Amazon.com Services LLC, or the Series AMZL tenant, and the lease is guaranteed by Amazon.com, Inc., or the Series AMZL guarantor, one of the largest and most creditworthy companies in the United States.

Type and term of the lease. The Series AMZL lease is a 12 year, triple net lease that requires the Series AMZL tenant to pay or reimburse us for all real estate taxes, landlord’s insurance and operating expenses of the Series AMZL property. The lease commenced on September 15, 2020 and the initial term expires on September 30, 2032. During its initial term, the lease has 2.0% annual contractual base rent increases. The Series AMZL tenant has the right to extend the lease until August 31, 2055, subject to an increase to then market rent.

Quality and type of property. The Series AMZL property is a 145,503 square foot last-mile delivery station completed in 2020. The property was built to the Series AMZL tenant’s specific standards, including specialized dock doors and a low floor to area ratio that accommodates substantial parking requirements.

Experienced property developer and property manager. The property was developed, and will continue to be property managed by, NorthPoint Development LLC, or NorthPoint. Headquartered in Riverside, Missouri, NorthPoint was founded in 2012 and has developed more than 74.6 million square feet for affiliates of Home Depot Inc., Amazon.com, Inc., Walmart Inc., General Electric Company and General Motors Company.

Attractive location. Oakley, California is located approximately 40 miles from both San Francisco and Sacramento, and, according to CBRE, more than 3.2 million households are accessible within a 50 mile radius. The site was identified by NorthPoint through a proprietary algorithm that amalgamates parameters such as residential commute times, container drayage reports, traffic flows and a myriad of variables pertinent to labor economics.

Debt free ownership. Series AMZL will own the Series AMZL property without encumbrance by debt upon its acquisition.

Attractive segment of asset class. High-quality logistics centers in attractive locations, particularly those classified as last-mile delivery stations, such as the Series AMZL property, are an increasingly important component of the logistics supply chain. We believe demand for such centers will continue to grow over time as companies strive to ensure they are well-positioned to meet the needs of customers who have come to expect next or same day delivery of their e-commerce purchases.

Series AMZL Property

The Series AMZL property is a 145,503 square foot last-mile delivery station completed in 2020. The property was built to the Series AMZL tenant’s specific standards, including specialized dock doors and a low floor to area ratio that accommodates substantial parking requirements. The Series AMZL tenant has directly invested in the Series AMZL property by adding features including automated conveyor systems and electrical infrastructure for vehicle charging stations. Amazon.com, Inc. describes their delivery stations as properties where customer orders are prepared for last-mile delivery to customers.

This type of property can be among the most difficult in the logistics supply chain to develop because of the:

•	lack of available land in densely populated, mature markets;
•	ability to procure entitlements for high flow-through facilities;
•	requirement for proximity to key transportation arteries;
•	need to access an appropriate base of labor; and
•	unique building/site design requirements such as segmented site ingress/egress and covered queueing lanes for delivery pick-up.

The Series AMZL property was developed by NorthPoint, a leading national developer, with nine office locations and more than 355 employees as of December 31, 2020. According to Real Capital Analytics, NorthPoint built more square feet of industrial commercial real estate in the United States than any other developer during the five year period ending June 15, 2020, completing 46,540,156 square feet, valued at an estimated  $3.8 billion.

The Series AMZL property is located on a 25.05-acre site in the approximately 143 acre development known as the Contra Costa Logistics Center currently being developed by NorthPoint in Oakley, California. The Contra Costa Logistics Center is planned to hold five industrial properties measuring approximately 2.2 million square feet. We believe the Oakley site’s advantages include a large, highly concentrated population with an above average five-year projected growth, a substantial potential warehouse worker labor pool with a positive supply/demand balance and a receptive community and local political environment.

The following table provides information about the Series AMZL property as of December 31, 2020.

Series AMZL Property Summary

Total Buildings	1
Total Stories	1
Total Rentable Square Feet	145,503
Lot Size	25.05 acres
Percent Occupied	100%
Floor Area Ratio(1)	0.13
Clear Height Feet(2)	32
Car Parking Spaces	308
Van Parking	706
Van Loading / Staging	60 / 60
Year Built	2020
(1)	The ratio of a building’s total floor area to the size of the land upon which it is built.
(2)	The usable height to which a tenant can store its product on racking, measured below any obstructions such as joists, lights or sprinklers.

Series AMZL Tenant and Series AMZL Lease

The Series AMZL property is fully leased to the Series AMZL tenant under a 12 year, triple net lease that commenced on September 15, 2020 and expires on September 30, 2032. The Series AMZL lease is guaranteed by the Series AMZL guarantor, who guarantees the payment of all present and future payment obligations that are not paid under the Series AMZL lease up to 100% of the remaining base rent obligations under the Series AMZL lease, which includes any applicable rent escalations, but not any additional rent obligations under the lease, which generally address property operating expenses.

Amazon.com, Inc. is an American multinational corporation engaged in global sales of consumer products and subscriptions through various websites and computing, storage, database and service offerings for start-ups, enterprises, government agencies and academic institutions through Amazon Web Services. The company was founded by Jeffrey P. Bezos in July 1994 and is headquartered in Seattle, Washington.

As of December 31, 2020, Amazon.com, Inc. ranked #2 on the 2020 Fortune 500 list of the largest United States corporations by total revenue and had a market capitalization of $1.6 trillion. As of December 31, 2020, Amazon.com, Inc. was rated AA- by Standard & Poor’s and A2 by Moody’s. However, Amazon.com, Inc.’s credit rating is not a recommendation to buy, sell or hold any ROX Series AMZL ETPs and may be subject to revision or withdrawal at any time.

The historical audited and unaudited financial statements of Amazon.com, Inc. (which are not incorporated by reference into this prospectus) have been filed with the SEC and are available on the SEC’s website at www.sec.gov. You should not place undue reliance on such financials statements, as they are presented on a consolidated basis without Series AMZL tenant specific data and are therefore not necessarily indicative of the Series AMZL tenant’s business, financial condition, liquidity, results of operations and prospects or its ability to make payments under the Series AMZL lease.

The Series AMZL lease is triple net whereby the Series AMZL tenant is responsible for the direct payment or reimbursement of real estate taxes, landlord’s insurance and operating expenses which, upon our acquisition of the Series AMZL property, is payable to a wholly-owned subsidiary of Series AMZL, which we refer to as the Series AMZL subsidiary.

The following table provides information about the Series AMZL lease as of December 31, 2020.

Series AMZL Lease Summary

Lease Type	Triple Net
Annualized Base Rent(1)	$3,225,754
Lease Commencement	September 15, 2020
Initial Lease Term (in Years)	12
Initial Lease Term Annual Rent Escalations	2.0% of base rent
Lease Expiration Date	September 30, 2032
Expiration of Last Lease Extension Period	August 31, 2055
Tenant	Amazon.com Services LLC
Guarantor	Amazon.com, Inc.
Guarantor’s Credit Rating (S&P / Moody’s)(2)	AA- / A2

(1)	Represents annualized monthly contractual base rent as of December 31, 2020. Annualized base rent does not include expense reimbursements.
(2)	A credit rating is not a recommendation to buy, sell or hold any ROX Series AMZL ETPs and may be subject to revision or withdrawal at any time.

Property Management

Upon the closing of the purchase of the Series AMZL property, the Series AMZL subsidiary will enter into a commercial management agreement with NPD Management, LLC, or NPD Management, an affiliate of NorthPoint. NPD Management provides property management and entity management services for properties owned, affiliated and overseen by NorthPoint. NPD Management is currently the property manager for the Contra Costa Logistics Center in which the Series AMZL property is located. Please see “Business and Property—Series AMZL—Series AMZL Property—Site Description.” The Series AMZL tenant is responsible for the payment of property management fees not to exceed 2.0% of the base rent payable under the Series AMZL lease. None of the property management fee will be payable by the Series AMZL subsidiary and therefore will not be borne by holders of ROX Series AMZL ETPs.

Growth Strategy

The rent payable pursuant to the Series AMZL lease escalates by 2.0% annually during the initial 12-year term. We may seek to acquire logistics properties where the Series AMZL tenant or an affiliate is the sole tenant with a long-term lease if we believe the acquisition can generate attractive risk-adjusted returns. Such properties may be added to Series AMZL, including in connection with a follow-on offering of ROX Series AMZL ETPs, or may be owned by a new, unrelated Series.

Distribution Policy

We intend to pay cash distributions to the holders of ROX Series AMZL ETPs out of assets legally available for distribution. We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on             , 2021 based on a distribution rate of $      per ROX Series AMZL ETP for a full quarter. On an annualized basis, this would be $     per ROX Series AMZL ETP, or an annualized distribution rate of approximately       % based on an assumed initial public offering price of $            per ROX Series AMZL ETP. We intend to maintain Series AMZL’s initial distribution rate for the 12 months following the completion of this offering unless Series AMZL’s results of operations, liquidity, cash flows, financial condition, or prospects, economic conditions or other factors differ materially from the assumptions used in projecting Series AMZL’s initial distribution rate. We intend to make distributions that will enable Series AMZL to meet the distribution requirements applicable to REITs and to eliminate or minimize its obligation to pay corporate-level federal income and excise taxes.

Any distributions will be at the sole discretion of ROX GP and their form, timing and amount, if any, will depend upon a number of factors, including Series AMZL’s actual and projected results of operations, liquidity, cash flows and financial condition, the revenue Series AMZL actually receives from the Series AMZL property, Series AMZL’s operating expenses, its debt service requirements (if any), its capital expenditures, prohibitions and other limitations under its financing arrangements (if any), its REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as ROX GP deems relevant. Please see “Distribution Policy.”

Summary Risk Factors

Investing in ROX Series AMZL ETPs involves numerous risks, including the risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. The following are some of these risks, any of which could have an adverse effect on Series AMZL’s business financial condition, operating results, or prospects:

Risks Related to the Series AMZL Property

The Series AMZL property is substantially dependent on the Series AMZL tenant and its affiliates and is subject to risks involved with single tenant leases.

•

Series AMZL may be unable to benefit from increases in market rental rates because the Series AMZL lease is long-term and the rent escalations during the initial term of the Series AMZL lease are fixed.

•

The Series AMZL tenant has a right of first offer with respect to a sale of the Series AMZL property, which may limit the Series AMZL’s ability to obtain the highest price if a sale of the Series AMZL property is pursued.

•	The Series AMZL property has above-market rents, which may adversely affect the value, potential financing and ability to re-lease the Series AMZL property.
•

The Series AMZL property is built-to-suit and may be difficult to sell or re-lease upon the Series AMZL tenant’s default or lease termination, and renewing the lease may require significant concession, inducements and/or capital expenditures.

•	The Series AMZL property may be subject to unknown or contingent liabilities for which there is no, or only limited, recourse against the current owners.
•	The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, could have a material adverse effect on us and Series AMZL.
•

The Series AMZL property is in the logistics real estate sector and is subject to an economic downturn in that sector, as well as general economic trends, which could adversely impact the performance and reduce the value of the Series AMZL property.

•	Real estate assets are illiquid, and Series AMZL may be unable to sell the Series AMZL property if or when it decides to do so.
•	If the Board decides to sell the Series AMZL property, investors in Series AMZL may not receive a return on their investment.
•

The Series AMZL property is not material to the Series AMZL tenant’s business, which could mean that the Series AMZL tenant may not pay as much attention to the Series AMZL property or focus on its obligations under the Series AMZL lease.

•

You could lose some or all of your investment if the presence of hazardous substances on the Series AMZL property results in Series AMZL being required to incur clean-up or other remediation costs and the presence of those substances could adversely affect any future sales price of the Series AMZL property.

•	Series AMZL may incur significant costs complying with the Americans with Disabilities Act and similar laws, which could adversely affect Series AMZL.
•

Capital expenditure requirements at the Series AMZL property may be costly and require Series AMZL to incur debt, postpone improvements, reduce distributions or otherwise adversely affect the results of its operations and the market price of ROX Series AMZL ETPs.

•	You could lose some or all of your investment if the Series AMZL property suffered an uninsured or underinsured loss.

•	Series AMZL may be exposed to the costs and risks of construction defects, which may also adversely affect the financial performance of Series AMZL.
•	Series AMZL’s ability to fully control the maintenance of the Series AMZL property may be limited.
•	You should not rely on the credit ratings of the Series AMZL tenant or the Series AMZL guarantor.

Risks Related to Series AMZL

•	Series AMZL will hold an interest in a single property, a non-diversified investment.
•

The ability of Series AMZL to make distributions to the holders of ROX Series AMZL ETPs is subject to fluctuations in its financial performance, operating results and unanticipated capital improvements requirements.

•	The Board will have significant discretion over the use of Series AMZL’s cash for reinvestment or for purposes other than making cash distributions to holders of ROX Series AMZL ETPs.
•

Series AMZL’s operating results could be impaired if, due to a depletion of Series AMZL’s working capital reserves, Series AMZL becomes unable to undertake important property renovation, maintenance or improvements or is prevented from paying required operating expenses.

•

Any debt service obligations could adversely affect Series AMZL’s overall operating results, may jeopardize its qualification as a REIT and could adversely affect the ability of Series AMZL to make distributions to the holders of ROX Series AMZL ETPs and the market price of ROX Series AMZL ETPs.

•

If Series AMZL is unable to repay any of its future debt obligations, it may be forced to refinance debt or dispose of or further encumber its property or properties, which could adversely affect distributions to the holders of ROX Series AMZL ETPs.

•	Interest expense on any debt incurred may limit cash available for distribution to the holders of ROX Series AMZL ETPs.
•	Any secured debt obligations incurred will expose Series AMZL to increased risk of property losses to foreclosure.
•

Failure to hedge effectively against interest rate changes in the future may adversely affect Series AMZL’s results of operations and its ability to make distributions to the holders of ROX Series AMZL ETPs necessary to maintain Series AMZL’s qualification as a REIT.

•

Although Series AMZL will not have any joint venture investments upon completion of this offering, Series AMZL may in the future acquire other properties where Amazon.com Services LLC or its affiliates is the tenant, and such acquisitions may be through a joint venture. Any future joint venture investment could be adversely affected by Series AMZL’s lack of sole decision-making authority, its reliance on co-venturers’ financial condition and disputes between Series AMZL and its co-venturers and could expose Series AMZL to potential liabilities and losses.

Risks Related to Our Business and Operations

•	We are employing a novel business model, which may make an investment in ROX Series AMZL ETPs difficult to evaluate as it is unique to the real estate industry.
•	The due diligence process that RPS Securities and its affiliates, including ROX GP, undertake may not reveal all facts that may be relevant in connection with your investment.
•

We or Series AMZL may be subject to litigation or threatened litigation, which may divert management’s time and attention, require us or Series AMZL to pay damages and expenses or restrict the operation of our or Series AMZL’s business.

•	The alternative investment business is intensely competitive.

Risks Related to Our Organizational and Management Structure

•	We are organized as a series limited partnership, which may lead to increased risk of liability.
•

A court could potentially conclude that the assets and liabilities of one Series are not segregated from those of another Series and may thereby potentially expose assets in Series AMZL to the liabilities of another Series.

•

Series AMZL will depend on the performance of the property manager with respect to the Series AMZL property and could be materially and adversely affected if the property manager does not manage the Series AMZL property in Series AMZL’s best interests.

•

We and Series AMZL depend on RPS Securities for the success of Series AMZL and upon access to RPS Securities’ investment professionals and contractors. We may not find a suitable replacement for RPS Securities if the services agreement is terminated or if key personnel leave the employment of RPS Securities or otherwise become unavailable to us and Series AMZL.

•

Neither we nor any Series own the “ROX” name, but ROX LP and each Series may use the name pursuant to an agreement with ROX Parent. Use of the name by other parties or the termination of our license agreement may harm our business.

•

If we or Series AMZL fail to implement and maintain an effective system of internal controls, Series AMZL may not be able to accurately determine the financial results of Series AMZL or prevent fraud. As a result, holders of ROX Series AMZL ETPs could lose confidence in the financial results of Series AMZL, which could harm its business and the value of ROX Series AMZL ETPs.

•

If we or any Series were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us or the Series to continue its business as contemplated and could have a material adverse effect on its business.

•

Holders of ROX Series AMZL ETPs do not select ROX GP as our general partner or vote on the members of the Board. Accordingly, holders of ROX Series AMZL ETPs have limited ability to participate in or influence our management or the management of Series AMZL even as to fundamental matters.

•	Our partnership agreement contains Series AMZL ownership limits, which may delay or prevent a change of control.
•

For as long as ROX LP is an emerging growth company, ROX LP will not be required to comply with certain reporting requirements, including those relating to accounting standards, that apply to other public entities.

•	By purchasing ROX Series AMZL ETPs in this offering, you are bound by the fee shifting provision contained in our partnership agreement, which may discourage you to pursue actions against us.

Risks Related to Potential Conflicts of Interest

•

There may be conflicts of interests among Series AMZL and other existing or future Series, which may result in opportunities that would benefit the Series AMZL property being allocated to another Series property owned another Series.

•

Under our partnership agreement and the services agreement, ROX GP and RPS Securities, respectively, and their respective affiliates have limited liability to us and Series AMZL, and we and Series AMZL have agreed to indemnify ROX GP and RPS Securities, respectively, and their respective affiliates against certain liabilities. As a result, Series AMZL could experience losses for which neither ROX GP nor RPS Securities, as applicable, or their respective affiliates would be liable, which could adversely affect the financial condition and operating performance of Series AMZL.

•

Our partnership agreement contains provisions that reduce or eliminate duties, including fiduciary duties, of ROX GP and limit remedies available to holders of ROX Series AMZL ETPs that might otherwise constitute a breach of duty.

•

Whenever a potential conflict of interest exists between ROX LP, Series AMZL or any holders of ROX Series AMZL ETPs, on one hand, and ROX GP or its affiliates, on the other hand, ROX GP may resolve such conflict of interest.

•	RPS Securities, an affiliate of ROX GP, may have different financial incentives and motivations than holders of ROX Series AMZL ETPs due to the management and other fees payable to RPS Securities.
•

ROX GP’s affiliates have other additional business responsibilities which could create conflicting demands on their time and resources and could therefore adversely affect the attention ROX GP or such affiliates give to, and the decisions it makes for, the holders of ROX Series AMZL ETPs.

•

The ability of affiliates of ROX GP to engage in other business activities may reduce the time those affiliates spend managing the business of Series AMZL and may result in certain conflicts of interest. The ability of ROX GP, RPS Securities and their affiliates to manage multiple Series and the growth of their personnel may adversely affect the performance of Series AMZL.

•

We do not have a policy that expressly prohibits the managers, executive officers, security holders or affiliates of ROX GP from engaging for their own account in business activities of the types conducted by us or Series AMZL.

Risks Related to an Investment in ROX Series AMZL ETPs

•

Neither we nor ROX GP have established a minimum distribution payment level for Series AMZL and Series AMZL may be unable to generate sufficient cash flows from its operations to make distributions to holders of ROX Series AMZL ETPs at any time in the future.

•

ROX GP has the sole discretion to determine the timing, form and amount of any distributions to the holders of ROX Series AMZL ETPs, and there can be no assurance as to the determinations ROX GP will make in respect of any of Series AMZL’s future distributions.

•

A portion of the distributions Series AMZL makes to the holders of ROX Series AMZL ETPs may constitute a return of capital, which would have the effect of reducing the basis of a holder’s investment in ROX Series AMZL ETPs.

•

The historical statement of revenue and certain operating expenses of the Series AMZL property and the unaudited pro forma consolidated financial statements of Series AMZL included elsewhere in this prospectus should not be considered as indicative of what Series AMZL’s future results or of any returns that may be expected on an investment in ROX Series AMZL ETPs.

•	You should not place undue reliance on the historical combined balance sheet of ROX LP included elsewhere in this prospectus when considering whether to invest in ROX Series AMZL ETPs.
•	You should not place undue reliance on the appraisal of the Series AMZL property included elsewhere in this prospectus when considering whether to invest in ROX Series AMZL ETPs.
•	The market price of ROX Series AMZL ETPs may be volatile due to numerous circumstances beyond the control of ROX LP or Series AMZL.
•	You are not assured of a return of your investment, and under certain circumstances you could be required to return distributions made to you.
•	Series AMZL’s future acquisitions, if any, may not yield the returns it expects, and holders of ROX Series AMZL ETPs will not have an opportunity to evaluate these investments.

Risks Related to Tax Matters

•

Failure of Series AMZL to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to holders of ROX Series AMZL ETPs.

•	Failure of Series AMZL to qualify as a REIT would materially and adversely affect Series AMZL and the value of ROX Series AMZL ETPs.
•	Series AMZL will require significant oversight as a result of Series AMZL’s election to qualify as a REIT.
•	If the Series AMZL subsidiary is treated as a corporation for U.S. federal income tax purposes, Series AMZL may cease to qualify as a REIT.
•	Complying with the REIT requirements may affect Series AMZL’s profitability and may force Series AMZL to liquidate or forgo otherwise attractive investments.
•

Series AMZL may be forced to borrow funds to maintain its REIT status, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause Series AMZL to curtail its investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect Series AMZL.

•

Ownership of taxable REIT subsidiaries, each referred to as a TRS, is subject to certain restrictions, and Series AMZL will be required to pay a 100% penalty tax on certain income or deductions if its transactions with its TRSs are not conducted on arm’s length terms.

•	Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of ROX Series AMZL ETPs.
•	The tax imposed on REITs engaging in “prohibited transactions” may limit Series AMZL’s ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.
•	The ability of ROX GP to revoke the REIT election of Series AMZL without the approval of holders or ROX Series AMZL ETPs may cause adverse consequences to such holders.
•	Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

General Risk Factors

•	We are a newly formed entity and are subject to the risks of any newly established business enterprise, and we may not be able to successfully operate as a public company going forward.
•	Operational risks, including those associated with cyber security threats, may disrupt our businesses, result in losses or limit Series AMZL’s growth.
•

Failure to maintain the security of information and technology networks, including personally identifiable employee and investor information, intellectual property and proprietary business information could have a material adverse effect on us and Series AMZL.

•	Third-party expectations relating to environmental, social and governance factors may impose additional costs and expose us and Series AMZL to new risks.
•

We do not know whether an active, liquid and orderly trading market will develop for ROX Series AMZL ETPs or what the market price of ROX Series AMZL ETPs will be and as a result it may be difficult for you to sell ROX Series AMZL ETPs.

•	All net proceeds in excess of applicable expenses will be paid to the seller of the Series AMZL Property, which will cause investors in this offering to be diluted.

•	Future issuances of ROX Series AMZL ETPs may have an adverse effect on the trading price of ROX Series AMZL ETPs.
•

Future offerings of debt or equity securities ranking senior to ROX Series AMZL ETPs may limit the operating and financial flexibility of Series AMZL and may adversely affect the market price of ROX Series AMZL ETPs.

Benefits to Related Persons

Summary of the Services Agreement with RPS Securities

ROX LP, on behalf of Series AMZL, and RPS Securities LLC, a wholly-owned subsidiary of ROX Parent to which we refer to as RPS Securities, have entered into a services and investment management agreement (which we refer to as the services agreement) whereby RPS Securities has agreed to advise ROX LP and Series AMZL regarding, and assist ROX LP and Series AMZL in connection with negotiations related to, its business, including as follows:

•	the acquisition, management or disposition of interests in commercial real estate or, as the case may be, equity interests in any subsidiary;
•	related third-party equity or debt financing;
•	any public offering or private placement of ROX Series AMZL ETPs; and
•

any other transaction, structuring or financing activities that may be requested by ROX LP on behalf of Series AMZL and agreed to by RPS Securities or suggested by RPS Securities and accepted by ROX LP on behalf of Series AMZL.

In consideration of RPS Securities’ provision of the above services, Series AMZL shall pay to RPS Securities:

Type	Description	Payment
Management fee

The monthly management fee paid by Series AMZL to RPS Securities will be one-twelfth of        basis points of the monthly average equity value of Series AMZL. The management fee can be reduced at any time by RPS Securities in its sole discretion by notice to the Board and, after the third anniversary of the completion of this offering, can be increased by RPS Securities in its sole discretion at any time with at least 90 days prior notice to the Board.  The management fee is intended to reimburse RPS Securities for certain expenses incurred in connection with providing management services to Series AMZL and, over time, include a profit component.  Any future adjustment to the management fee by RPS Securities may be made for any reason, including actual or anticipated changes to expenses or profits. The Board shall cause ROX LP to promptly disclose any change to the management fee in a current or periodic report and will give any other applicable notice thereof.

The monthly average equity value of Series AMZL shall be calculated by dividing the sum of the daily equity values of ROX Series AMZL ETPs for that month by the number of trading days in that month.

The daily equity value of Series AMZL shall be calculated for each trading day by multiplying the closing price of a ROX Series AMZL ETP on that trading day by the number of outstanding ROX Series AMZL ETPs at the time of such close. A trading day shall mean any day on which the national exchange on which ROX Series AMZL ETPs are traded is open for trading.

In cash within five business days of the end of the relevant calendar month.
Transaction and expense fee

The transaction and expense fee to be paid by Series AMZL to RPS Securities for this offering of ROX Series AMZL ETPs will be      % of the net proceeds, with net proceeds meaning the gross proceeds received by Series AMZL from this offering after deduction of the underwriters’ discounts and commissions (which equates to approximately      % based on the gross proceeds of this offering).

For any future offerings by Series AMZL, the services agreement allows RPS Securities to set a transaction and expense fee of a percentage of the net proceeds from any public offering or private placement of ROX Series AMZL ETPs, with net proceeds meaning the gross proceeds received by Series AMZL after deduction of the underwriters’ or placement agents’ discounts and commissions.

In cash simultaneous with the completion of such public offering or private placement

Type	Description	Payment
Asset sale fee

Although Series AMZL is intended to be a permanent capital vehicle, circumstances may arise that makes selling an asset in the best interests of the ROX Series AMZL ETP holders. The services agreement allows RPS Securities to set a fee of up to 1.0% of the net proceeds to be received by Series AMZL from the closing of any sale or other disposition to a third party, who is not an affiliate of ROX LP or ROX GP, of any Series AMZL property, including but not limited to an equity interest owned by Series AMZL in the Series AMZL subsidiary, with net proceeds meaning the gross proceeds after deduction of any applicable broker’s fee.

In cash simultaneous with the closing of such sale or disposition.

In connection with the payment of the fees set forth above to RPS Securities by Series AMZL, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series AMZL and the existence, management and operations of ROX LP, Series AMZL or ROX GP, other than expenses to be paid by ROX LP or Series AMZL as set forth in our partnership agreement. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

The services agreement has an initial term of 10 years, with automatic renewals for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The services agreement may be terminated at any time upon mutual consent of the parties or upon a material breach that is not cured 30 days after notice thereof and upon bankruptcy related filings or occurrences of the other party. If requested by ROX LP, RPS Securities will continue to provide assistance to ROX LP, Series AMZL and Series AMZL’s subsidiaries for up to 90 days after termination. Series AMZL shall be required to pay any fees to RPS Securities for a period of one year after termination that relates to any activities for which services were provided prior to termination.

Other Benefits to Related Parties

Pursuant to our partnership agreement, ROX GP or its affiliates shall pay, and shall not charge or be reimbursed by, ROX LP or any Series for all direct and indirect expenses incurred or paid on behalf of ROX LP or a Series in its capacity as ROX GP for general or administrative expenses of ROX GP, ROX LP or a Series, except for the following, which shall be paid for, or reimbursed by, the applicable Series as allocated by ROX GP:

•

all third-party expenses related to the acquisition or disposition of any Series AMZL property, including any third-party expenses for brokers or related to the negotiation and closing of any third-party debt for Series AMZL or its subsidiaries;

•	any underwriting or private placement expenses and commissions of ROX LP or Series AMZL;
•	any taxes payable by ROX LP or Series AMZL due to activities of the ROX LP, Series AMZL or any of Series AMZL’s subsidiaries;
•	any state franchise or income tax or any tax based upon the revenues or gross margin of ROX LP, Series AMZL or any of Series AMZL’s subsidiaries;
•

expenses related to any claim, order, litigation or similar action by or against ROX LP, Series AMZL or any of Series AMZL’s subsidiaries, including any deductible under any applicable insurance policy;

•	expenses of ROX LP, Series AMZL or any of Series AMZL’s subsidiaries with respect to indemnification pursuant to our partnership agreement;
•

expenses incurred by a conflicts committee pursuant to our partnership agreement acting on behalf of Series AMZL, including any expenses related to third-party service providers engaged by a conflicts committee; and

•	all compensation and benefit costs of any member of the Board who could be a member of the conflicts committee to enable such members to retain their independence for the benefit of Series AMZL.

Based on the above and in connection with the completion of this offering, we anticipate the following reimbursements from Series AMZL to ROX GP and its affiliates:

Type of Compensation	Determination of Amount	Payment
Third-party acquisition expenses

Series AMZL will reimburse ROX GP and its affiliates for certain expenses incurred in connection the acquisition of the Series AMZL property. To date, ROX GP and its affiliates have incurred approximately $                   of these expenses. We estimate that, upon the completion of this offering and acquisition of the Series AMZL property, ROX GP and its affiliates will have incurred approximately $                  of these expenses.

Payable in cash to ROX GP and its affiliates upon completion of this offering.
Compensation to independent members of the Board

Upon the completion of this offering, Series AMZL shall reimburse ROX GP, for the first year’s annual cash compensation payable to each member of the Board, as applicable, as follows:

•annual retainer: $20,000;

•annual chair of Board retainer: $2,500;

•annual audit committee chair retainer: $2,500; and

•annual audit committee member (non-chair) retainer: $250.

The first annual cash retainers will be paid to ROX GP upon completion of this offering while for subsequent years the payments shall be made in quarterly installments in arrears in time to allow ROX GP to pay the Board. Annual cash retainers will be pro-rated for any partial calendar quarter of service.

The cash compensation of the Board is subject to change at the discretion of ROX Parent based on facts and circumstances, particularly as ROX LP issues additional ETPs for additional Series and the complexity of the management of the Series based on the types and amounts of commercial real estate included in each Series. Pursuant to our partnership agreement, ROX GP determines the allocation of the above compensation to each Series or all Series, as applicable. Therefore, ROX GP may change that allocation from time to time based on changes to the above compensation, the number of Series and the types and amount of commercial real estate held by each Series. Please see “Board and Executive Compensation.”

Our Structure

ROX LP was organized as a Delaware series limited partnership on January 15, 2020 and will have a perpetual existence unless dissolved pursuant to the terms of our partnership agreement. ROX LP shall be the sole registrant for purposes of the Securities Act, the Exchange Act and the rules and regulations of the SEC. ROX LP shall also be an entity for purposes of the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101 et seq., as amended, supplement or restated from time to time, and any successor to such statute, that we refer to as the Delaware Act, when referring to the partnership as a whole and for purposes as specified in our partnership agreement. We intend to treat ROX LP as a non-entity for U.S. federal income tax purposes. Please see “U.S. Federal Income Tax Considerations.”

ROX GP is a wholly-owned subsidiary of ROX Parent. The rights and obligations of ROX GP as the general partner of ROX LP and each Series are set forth in our partnership agreement and the applicable Series Designation. We are advised by RPS Securities, which is a wholly-owned subsidiary of ROX Parent. RPS Securities is a FINRA member and an investment adviser that prior to completion of this offering is expected to be registered with the SEC pursuant to the Investment Advisers Act of 1940, as amended, or the Advisers Act. We operate our business in a manner that permits us to maintain our exclusion from registration under the Investment Company Act of 1940, as amended, or the Investment Company Act.

Although ROX GP has officers, neither ROX LP, Series AMZL nor ROX GP will have any employees. The employees required to provide ROX GP with the services necessary to oversee ROX LP and Series AMZL are provided through the services agreement with RPS Securities and the general and administrative costs related to those employees are subsumed in the fees set forth in that agreement.

We are managed and operated by ROX GP, through the Board and executive officers of ROX GP. ROX Parent has nominated and elected the initial Board, composed of three individuals, all of whom are independent as defined under the listing standards established by the NYSE. Each of the members of the Board holds office for an annual term, or until his or her resignation or removal by ROX Parent. The officers of ROX GP serve at the pleasure of the Board.

We will maintain a policy that the members of the Board shall be independent under applicable national exchange standards, and therefore, no officer of ROX GP will be a member of the Board. Unlike holders of common stock in a corporation, holders of ROX Series AMZL ETPs will have only limited voting rights on matters affecting the business or governance of ROX LP or Series AMZL, subject in all cases to any specific rights contained in our partnership agreement. Please see “ROX LP Partnership Agreement—Meetings; Voting.”

The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to Series AMZL are segregated and enforceable only against the assets of Series AMZL and any associated general partner, as provided under Delaware law.

REIT Qualification

We intend for Series AMZL to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. We believe that Series AMZL has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year ending

December 31, 2021, and thereafter. To qualify as a REIT, Series AMZL must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series AMZL ETPs. If Series AMZL fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series AMZL qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property. Please see “U.S. Federal Income Tax Considerations.”  An investor in ROX Series AMZL ETPs will receive a Form 1099 reporting annual distributions by Series AMZL, rather than a Schedule K-1.

Restrictions on Ownership of ROX Series AMZL ETPs

To assist Series AMZL to qualify as a REIT, our partnership agreement, subject to certain exceptions, contains restrictions on the number of ROX Series AMZL ETPs that a holder may own. Our partnership agreement provides that generally no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding ROX Series AMZL ETPs (by value or in number, whichever is more restrictive). The Board may, in its sole and absolute discretion, waive the 9.8% ownership limit with respect to a particular holder of ROX Series AMZL ETPs; provided, however, that the Board may only waive the 9.8% ownership limit after it is presented with evidence satisfactory to it that such ownership will not then or in the future jeopardize Series AMZL’s qualification as a REIT.

Our partnership agreement also prohibits any person from, among other things:

•

beneficially or constructively owning ROX Series AMZL ETPs that would result in Series AMZL being “closely held” under Section 856(h) of the Code, or otherwise cause Series AMZL to fail to qualify as a REIT; and

•	transferring ROX Series AMZL ETPs if such transfer would result in ROX Series AMZL ETPs being owned by fewer than 100 persons.

In addition, our partnership agreement provides that any ownership or purported transfer of ROX Series AMZL ETPs in violation of the foregoing restrictions will result in ROX Series AMZL ETPs so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such ROX Series AMZL ETPs. If a transfer to a charitable trust would be ineffective for any reason to prevent a violation of the restriction, the transfer resulting in such violation will, to the fullest extent permitted by law, be void from the time of such purported transfer.

Summary of Conflicts of Interest and Fiduciary Duties

ROX GP has a contractual duty to manage ROX LP and Series AMZL in a manner that it believes is not opposed to the interests of ROX LP and Series AMZL. However, the Board and officers of ROX GP also have duties to manage ROX GP in a manner beneficial to ROX Parent, the owner of ROX GP. ROX Parent and its affiliates are not prohibited from engaging in other business activities, including those that might be in direct competition with ROX LP. In addition, ROX Parent may compete with ROX LP for investment opportunities and may own an interest in entities that compete with ROX LP. As a result, conflicts of interest may arise in the future between ROX LP, Series AMZL and holders of ROX Series AMZL ETPs, on the one hand, and ROX Parent, ROX GP and their other affiliates, on the other hand.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement limits the liability of, and replaces the fiduciary duties that would otherwise be owed by, ROX GP to the holders of ROX Series AMZL ETPs, which also restricts the remedies available to holders of ROX Series AMZL ETPs for actions that might otherwise constitute a breach of duties by ROX GP or its Board or officers. Our partnership agreement also provides that affiliates of ROX GP, including ROX Parent, have no obligation to present business opportunities to ROX LP. By purchasing a ROX Series AMZL ETP, the purchaser agrees to be bound by the terms of our partnership agreement, and each holder of ROX Series AMZL ETPs is treated as having consented to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. For the avoidance of doubt, the foregoing shall not in any way reduce or eliminate any duties under the Advisers Act.

For a more detailed description of the conflicts of interest and duties of our general partner and its managers and officers, please see “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please see “Certain Relationships and Related Party Transactions.

Implications of being an Emerging Growth Company

ROX LP is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we intend to take advantage of certain exemptions from various disclosure and reporting requirements that are otherwise generally applicable to public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company on the earliest of:

•	the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, subject to adjustment for inflation;
•

December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b‑2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the fair market value of ETPs that are held by non‑affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months;

•	the date on which we have issued more than $1.0 billion in non‑convertible debt securities during the preceding three-year period; or
•	the end of the fiscal year following the fifth anniversary of our initial public offering.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

Our Information

Our principal executive offices are located at 250 Greenwich Street, 10th Floor, New York, New York, 10007. Our telephone number is 1-800-769-3877 or 1-800-ROX-ETPS. Our website address is www.roxfinancial.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. The ROX design logo and our other registered and common law trade names, trademarks, and service marks are the property of ROX Parent.

THE OFFERING

ROX Series AMZL ETPs offered by us	ROX Series AMZL ETPs.
ROX Series AMZL ETPs to be outstanding after this offering	ROX Series AMZL ETPs.
Use of proceeds from ROX Series AMZL ETPs

We estimate that the aggregate net proceeds from this offering, after deducting the underwriting discounts and commissions payable by Series AMZL, will be approximately $83.5 million based on an assumed initial public offering price of $          per ROX Series AMZL ETP. Those net proceeds will be used to complete the acquisition of the Series AMZL property, fund cash reserves and pay other fees and expenses.

Any excess net proceeds due to a higher price per ROX Series AMZL ETP, after deducting the transaction and expense fee to RPS Securities applicable to such excess, will be paid to the current owner of the Series AMZL property as additional purchase price consideration. Please see “Use of Proceeds.”

Proposed NYSE symbol	AMZL
Risk Factors	An investment in ROX Series AMZL ETPs involves various risks. You should consider carefully the risks discussed below under “Risk Factors” before purchasing any ROX Series AMZL ETPs.

RISK FACTORS

An investment in ROX Series AMZL ETPs involves risks. In addition to other information contained elsewhere in this prospectus, you should carefully consider the following risks before acquiring any ROX Series AMZL ETPs offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect the business, financial condition, liquidity, results of operations and prospects of ROX LP or of Series AMZL, the ability of Series AMZL to satisfy its debt service obligations (if any), the ability of Series AMZL to make cash distributions to the holders of ROX Series AMZL ETPs (which we refer to collectively as “materially and adversely affecting” us or Series AMZL or having “a material adverse effect” on us or Series AMZL and comparable phrases) and the market price of ROX Series AMZL ETPs, which could cause you to lose all or some of your investment in ROX Series AMZL ETPs. Some statements in this prospectus, including statements in the following risk factors, constitute forward‑looking statements. Please see “Forward‑Looking Statements.”

Risks Related to the Series AMZL Property

The Series AMZL property is substantially dependent on the Series AMZL tenant and its affiliates and is subject to risks involved with single tenant leases.

Series AMZL will be the owner of a newly constructed logistics building, triple net leased to Amazon.com Services LLC, or the Series AMZL tenant, and guaranteed by Amazon.com, Inc., or the Series AMZL guarantor. Given that all of the Series AMZL property revenue is derived from this single tenant, the success of the property is materially dependent on the financial stability of the Series AMZL tenant and Series AMZL guarantor. These entities may experience a material business downturn and weakening of their financial condition, which could potentially result in their failure to make timely rental payments and/or a default under the Series AMZL lease. If these entities are unwilling or unable to perform their obligations under the Series AMZL lease and guarantee, Series AMZL could be materially and adversely affected. Lease payment defaults by the Series AMZL tenant and Series AMZL guarantor could cause Series AMZL to reduce the distributions it pays. In the event of a default, Series AMZL may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting Series AMZL’s investment and re-letting the property. If the Series AMZL lease is terminated or if the Series AMZL tenant fails to renew the Series AMZL lease, there is no assurance that Series AMZL will be able to lease the Series AMZL property for the rent previously received or sell the Series AMZL property without incurring a loss. In addition, until such time that a new net lease agreement commences, Series AMZL would be responsible for 100% of the operating costs following a lease termination at the Series AMZL property. A default by the Series AMZL tenant and the failure of the Series AMZL guarantor to fulfill its obligations or other premature termination of the lease or a failure of the Series AMZL tenant to renew the lease could have a material adverse effect on Series AMZL.

Series AMZL may be unable to benefit from increases in market rental rates because the Series AMZL lease is long-term and the rent escalations under the initial term of the Series AMZL lease are fixed.

The initial lease term of the Series AMZL property will expire on September 30, 2032, subject to four 5-year renewal options and a fifth 35-month renewal option. The initial term of the Series AMZL lease further provides for a fixed base rent, subject to preset, fixed increases in rent every year. As a result, during periods of high inflation, such rent escalators subject Series AMZL to the risk of receiving lower rental revenue than it otherwise would have been entitled to receive if the rent escalators were based on an increase in the consumer price index, or CPI, over a specified period. In addition, by entering into a longer-term lease, Series AMZL is subject to the risk during the initial term that it would not be able to increase its rental rates if prevailing land values or rental rates have increased. Any inability to take advantage of increases in prevailing land values or rental rates could adversely impact the value of the Series AMZL property and on the market price of ROX Series AMZL ETPs.

The Series AMZL tenant has a right of first offer with respect to a sale of the Series AMZL property, which may limit the Series AMZL’s ability to obtain the highest price if a sale of the Series AMZL property is pursued.

Pursuant to the terms of the Series AMZL lease, if there is no event of default or pending event of default, the Series AMZL tenant has a right of first offer to purchase the Series AMZL property or any portion thereof if:

•	Series AMZL determines to offer all or any portion of the Series AMZL property for purchase; or
•	Series AMZL receives a bona fide, unsolicited offer from a third-party to purchase all or any portion of the Series AMZL property.

The existence of this right of first offer could limit third-party offers for the Series AMZL property, inhibit Series AMZL’s ability to sell the Series AMZL property, adversely affect the timing of any sale of the Series AMZL property or adversely impact Series AMZL’s ability to obtain the highest possible price for the Series AMZL property during the term of the Series AMZL lease. Those situations could arise since Series AMZL would not be able to offer the Series AMZL property to potential purchasers through a competitive bid process or in a similar manner designed to maximize the value obtained for the Series AMZL property without first offering to sell it to the Series AMZL tenant.

The Series AMZL property has above-market rents, which may adversely affect the value, potential financing and ability to re-lease the Series AMZL property.

The Series AMZL property was built to the Series AMZL tenant’s specific standards, including specialized dock doors and a low floor to area ratio that accommodates substantial parking requirements.  Due to the specificity of that construction, the rent pursuant to the Series AMZL lease is above-market. The existence of that above-market rent could adversely affect the Series AMZL property in various aspects, including the value of the Series AMZL property in a potential sale, Series AMZL’s ability to finance the Series AMZL property or Series AMZL’s ability to re-lease the Series AMZL property if the Series AMZL lease is terminated due to a Series AMZL tenant default or otherwise.

The Series AMZL property is built-to-suit and may be difficult to sell or re-lease upon the Series AMZL tenant’s default or lease termination, and renewing the lease may require significant concession, inducements and/or capital expenditures.

We cannot assure you that the Series AMZL lease will be renewed upon its expiration in 2032 or earlier termination or that the Series AMZL property will be re-leased at rental rates equal to or above the then current rental rates, if at all. The Series AMZL property is a built-to-suit logistics facility. This type of property is relatively illiquid compared to other types of real estate assets. If the Series AMZL lease is terminated or not renewed and because the Series AMZL property has been built to suit the Series AMZL tenant’s specific needs and desires, Series AMZL may also incur significant costs to make the leased premises ready for another tenant and experience difficulty or a significant delay in releasing such property, as Series AMZL may be required to renovate the property or to make rent concessions to lease the Series AMZL property to another tenant, finance the property or sell the property. Additionally, Series AMZL may need to raise capital to make such expenditures. If Series AMZL is unable to do so or capital is otherwise unavailable, Series AMZL may be unable to make the required expenditures. If the rental rates for the Series AMZL property decrease, if the Series AMZL tenant does not renew the Series AMZL lease or if Series AMZL is unable to re-lease the Series AMZL property, Series AMZL could be materially and adversely affected.

In addition, in the event Series AMZL is forced to sell the Series AMZL property, it may have difficulty selling it to a party other than the Series AMZL tenant. Further, if Series AMZL is unable to renew the Series AMZL lease or re-lease the Series AMZL property, the resale value could be diminished because the market value will depend in part upon the value of the underlying lease. These and other limitations may affect Series AMZL’s ability to sell or re-lease the Series AMZL property and could materially and adversely affect Series AMZL.

The Series AMZL property may be subject to unknown or contingent liabilities for which there is no, or only limited, recourse against the current owners.

Although Series AMZL will obtain title insurance insuring against losses that may arise in connection with any liens, encumbrances or other title defects not listed as exceptions to coverage on the title policy, the Series AMZL property may be subject to other unknown or contingent liabilities that could cause Series AMZL to incur substantial costs for which Series AMZL may have no recourse, or only limited recourse, against the current owners. There is no guarantee that Series AMZL will recover any amounts with respect to losses due to breaches by any prior owner of its representations and warranties or arising out of successor liability from pre-closing liabilities. The current owner’s representations and warranties provided under the asset purchase agreement relating to the acquisition of the Series AMZL property are limited in scope and survive for a period of one year after the closing. In addition, the asset purchase agreement provides that the current owner and affiliated or related parties will only be liable for breaches of their representations and warranties if the losses arising from such breaches, in aggregate, exceed $100,000. Furthermore, under the asset purchase agreement, the current owner’s liability for such breaches is capped at $1.0 million, which may not be sufficient to cover all or any of the costs incurred by the Series AMZL subsidiary relating to such unknown or contingent liabilities. Further, the Series AMZL subsidiary may choose not to enforce, or to enforce less vigorously, its rights under the asset purchase agreement because of its desire to maintain the Series AMZL subsidiary’s ongoing relationships with the current owner and its affiliates, including the property manager, NPD Management. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with the Series AMZL property may exceed expectations, and the Series AMZL subsidiary may experience other unanticipated adverse effects, all of which may materially and adversely affect Series AMZL.

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, could have a material adverse effect on us and Series AMZL.

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, have already had a significant adverse impact on economic and market conditions around the world, including the United States and California, where the Series AMZL property is located. The impact of the COVID-19 pandemic continues to evolve. California initially reacted to the COVID-19 pandemic by instituting quarantines, restrictions on travel, “shelter in place” rules, stay-at-home orders, density limitations, social distancing measures, restrictions on types of business that may continue to operate. Although some state governments and other authorities were in varying stages of lifting or modifying some of these measures, California has generally been forced to reinstitute these measures and may, in the future, impose new, more restrictive measures, if the risks, or the perception of the risks, related to the COVID-19 pandemic worsen at any time. Furthermore, although in certain cases, exceptions are available for essential retail, research and laboratory activities and essential building services, such as cleaning and maintenance, there can be no assurance that such exceptions will enable us to avoid adverse impacts on us or Series AMZL. In addition, there can be no assurance as to how long restrictions intended to prevent the spread of COVID-19 may remain in place, and even if such restrictions are lifted, they may be reinstituted at a later date.

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, could have significant adverse impacts on us and Series AMZL in a variety of ways that are difficult to predict. Such adverse impacts could depend on, among other factors, the Series AMZL tenant’s ability to manage its business to the extent its management or personnel are impacted in significant numbers by the COVID-19 pandemic and are not willing, available or allowed to conduct work and the Series AMZL tenant’s ability to ensure business continuity in the event its continuity of operations plan is not effective or improperly implemented or deployed during the COVID-19 pandemic.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic or restrictions intended to prevent its spread. Nevertheless, the ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, and the current financial, economic and capital markets environment and future developments in these and other areas present material risks and uncertainties and could also have a material adverse effect on us and Series AMZL. Moreover, to the extent any of these risks and uncertainties adversely impact us, Series AMZL or the Series AMZL tenant in the ways described above or otherwise, they may also have the effect of heightening many of the other risks set forth in this “Risk Factors” section.

The Series AMZL property is in the logistics real estate sector and is subject to an economic downturn in that sector, as well as general economic trends, which could adversely impact the performance and reduce the value of the Series AMZL property.

As a single asset in a single sector, the Series AMZL property is exposed to risks of economic downturns in the logistics real estate sector to a greater extent than if the Series AMZL property had uses in, or could be repurposed without significant capital expenditure for, multiple real estate sectors.

In addition, the Series AMZL property could experience adverse changes in market value due to decrease in demand for this type of asset or other unknown factors. Other factors outside the control of Series AMZL could also adversely impact the performance and reduce the value of the Series AMZL property. Such factors include, but are not limited to:

•	unfavorable trends or downturns in the national, regional or local economy;
•	increased levels of construction activity in the Series AMZL property’s market area;
•	government restrictions, regulations, and requirements, such as zoning or COVID-19 related restrictions; and
•	reduced availability and/or increased cost of financing.

Real estate assets are illiquid, and Series AMZL may be unable to sell the Series AMZL property if or when it decides to do so.

We expect Series AMZL to hold the Series AMZL property until such time as the Board decides that a sale or other disposition is appropriate given its investment objectives or as otherwise is required under our partnership agreement. Real estate is relatively illiquid, limiting Series AMZL’s ability to sell the Series AMZL property quickly in response to changes in economic or other conditions. In addition, the Code generally imposes a 100% prohibited transaction tax on Series AMZL’s profits derived from sales of properties held primarily for sale to customers in the ordinary course of business, which may limit Series AMZL’s ability to sell the Series AMZL property. Series AMZL’s ability to dispose of its properties on advantageous terms or at all depends on factors beyond Series AMZL’s control, including competition from other sellers and the availability of attractive financing for potential buyers. We cannot predict the various market conditions affecting real estate investments that will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of any property, we cannot assure holders of ROX Series AMZL ETPs that Series AMZL will be able to sell the Series AMZL property at a profit or at all in the future. Accordingly, the extent to which holders of ROX Series AMZL ETPs will receive cash distributions and realize potential appreciation on the Series AMZL property will be dependent upon fluctuating market conditions. Furthermore, Series AMZL may be required to expend funds to correct defects or to make improvements before the Series AMZL property can be sold. We cannot assure holders of ROX Series AMZL ETPs that Series AMZL will have funds available to correct such defects or to make such improvements.

If the Board decides to sell the Series AMZL property, investors in Series AMZL may not receive a return on their investment.

We expect Series AMZL to hold the Series AMZL property until such time as Series AMZL decides that a sale or other disposition is appropriate given its investment objectives or as otherwise is required under our partnership agreement. Holders of ROX Series AMZL ETPs will not have any voting rights with respect to any such sale. If the Series AMZL property is the only property held by Series AMZL at the time of any such sale, Series AMZL will liquidate after such sale. If Series AMZL were to liquidate, it would distribute the net proceeds from the sale of the Series AMZL property to investors. If Series AMZL distributed the proceeds from such sale to investors, investors may not obtain their expected return on their investment in ROX Series AMZL ETPs and may not be able to reinvest the net proceeds from the sale in an investment that results in a comparable return.

The Series AMZL property is not material to the Series AMZL tenant’s business, which could mean that the Series AMZL tenant may not pay as much attention to the Series AMZL property or focus on its obligations under the Series AMZL lease.

Although the Series AMZL property is generally operationally essential to the Series AMZL tenant for this location, meaning the property is essential to the Series AMZL tenant’s generation of sales and profits from this location, this feature does not guarantee that the Series AMZL tenant’s operations at the Series AMZL property will be successful or that the Series AMZL tenant will be able to meet all of its obligations to Series AMZL. The Series AMZL property location is not material to the Series AMZL tenant as a whole and the Series AMZL tenant could determine not to meet its obligations under the Series AMZL lease without a material effect to its business. The Series AMZL tenant’s decisions regarding its other logistics locations could cause the Series AMZL tenant to fail to comply with its obligations under the Series AMZL lease, which failure would not be material to the Series AMZL tenant.

You could lose some or all of your investment if the presence of hazardous substances on the Series AMZL property results in Series AMZL being required to incur clean-up or other remediation costs, and the presence of those substances could adversely affect any future sales price of the Series AMZL property.

The Series AMZL property was formerly part of a chemical manufacturing facility owned and operated by The Chemours Company FC, LLC, or Chemours (and its predecessor, E. I. du Pont de Nemours and Company). Remediation of the Chemours facility is ongoing and hazardous substances, wastes, and contaminants subject to regulation under state and federal environmental laws are known to be present in the soil and groundwater at or under portions of the Series AMZL property. Although there are no material remediation activities currently being conducted at the Series AMZL property, we cannot assure that further remediation will not be required in the future. Series AMZL will be entitled to liability protection for certain existing contamination afforded by the Agreement and Covenant Not to Sue, effective as of September 6, 2019, between the State of California, NP Oakley, LLC and Chemours, known as the prospective purchase agreement. However, Series AMZL may still, under certain circumstances, be required to remove the substances and clean up the Series AMZL property, particularly if previously unknown contamination is discovered or if Series AMZL, its tenant, or the property manager fails to comply with the prospective purchase agreement, applicable site use restrictions, exacerbates any known existing contamination, or causes new contamination. Series AMZL could be subjected to full recourse liability for the entire cost of any such removal and clean-up, even if the cost of such removal and clean-up exceeds the value of the Series AMZL property. Series AMZL could also be exposed to the risk of lost revenues during any clean-up. Should Series AMZL fail to remove the substances or sources and clean up the Series AMZL property, federal, state or local environmental agencies could perform such removal and clean-up and impose and subsequently foreclose liens on the Series AMZL property for the cost thereof. Series AMZL could also be subject to damages to the Series AMZL property tenant or find it difficult or impossible to sell or refinance the Series AMZL property prior to, during or even following any such clean-up. In addition, the presence of known environmental conditions on the Series AMZL property could affect any future sales price and reduce the amount of distributions upon a sale of the Series AMZL property.

Series AMZL may incur significant costs complying with the Americans with Disabilities Act and similar laws, which could adversely affect Series AMZL.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. If the Series AMZL property is not in compliance with the ADA, Series AMZL would be required to incur additional costs to bring the Series AMZL property into compliance. While the Series AMZL tenant is obligated to comply with the ADA and similar state and local provisions, and under the Series AMZL lease is obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of the Series AMZL tenant to cover costs could be adversely affected. As a result, Series AMZL could be required to expend funds to comply with the provisions of the ADA and similar state and local laws on behalf of the Series AMZL tenant, which could adversely affect Series AMZL. Additional federal, state and local laws also may require modifications to the Series AMZL property or restrict Series AMZL’s ability to renovate the Series AMZL property. We cannot predict the ultimate cost of compliance with the ADA or other legislation. If Series AMZL incurs substantial costs to comply with the ADA and any other legislation, Series AMZL could be materially and adversely affected.

In addition, Series AMZL is required to operate the Series AMZL property in compliance with fire and safety regulations, building codes and other land use regulations. New and revised regulations and codes may be adopted by governmental agencies and bodies and become applicable to the Series AMZL property. Compliance could require substantial capital expenditures and may restrict Series AMZL’s ability to renovate the Series AMZL property.

Capital expenditure requirements at the Series AMZL property may be costly and require Series AMZL to incur debt, postpone improvements, reduce distributions or otherwise adversely affect the results of its operations and the market price of ROX Series AMZL ETPs.

The Series AMZL property will have an ongoing need for renovations and other capital improvements for which Series AMZL will be responsible, including repair and replacement of the roof deck and structural components, repair of the building slab and foundation and repair of exterior walls. Although no capital improvements are currently required and the timing and extent of any future capital improvements is not determinable at this time, these capital improvements may give rise to the following risks:

•	possible environmental problems;
•	construction cost overruns and delays;
•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available on attractive terms or at all; and
•	uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of renovations and capital improvements could materially and adversely affect Series AMZL.

You could lose some or all of your investment if the Series AMZL property suffered an uninsured or underinsured loss.

While Series AMZL intends to carry reasonable amounts of comprehensive insurance, there are certain risks which may be uninsurable or not insurable on terms which we believe are economical. Such risks may include, for instance, windstorm, hail, earthquakes and floods or certain types of liability claims. The insurance market can be cyclical, and a recent trend has been toward reductions in coverage and even in availability, combined with increases, including very significant increases, in premiums. As a result, if the Series AMZL property was to experience a casualty or liability loss, the risk that the loss will be uninsured or underinsured is greater currently than it has been historically, which may materially and adversely affect Series AMZL. Because your investment in ROX Series AMZL ETPs currently represents an investment in only a single property, your investment in ROX Series AMZL ETPs could be lost, or its value significantly reduced, in the event of such an uninsured or underinsured casualty or liability loss.

Series AMZL may be exposed to the costs and risks of construction defects, which may also adversely affect the financial performance of Series AMZL.

Series AMZL may be exposed to the risk of construction defects not discovered until later in the life of the Series AMZL property, which can arise from inadequate construction plans and specifications, poor workmanship or defective materials. Correction of serious defects can be costly and time consuming. Moreover, certain defects may not become apparent until after the expiration of any contractors’ or suppliers’ warranties, if any. To mitigate against defects discovered after the expiration of the construction warranties, Series AMZL may obtain a builder’s liability policy on the Series AMZL property if economically feasible. However, there is no assurance that Series AMZL will obtain such a policy, or, if it does, that the policy will protect Series AMZL sufficiently against latent defects. Moreover, even when many of the costs are ultimately borne by an insurer, contractor or supplier, correction can be time consuming and cause substantial distraction.

Series AMZL’s ability to fully control the maintenance of the Series AMZL property may be limited.

The Series AMZL tenant is responsible for maintenance and other day-to-day management of the Series AMZL property under the Series AMZL lease. If the Series AMZL property is not adequately maintained in accordance with the terms of the Series AMZL lease, we may incur expenses for deferred maintenance or other liabilities once the Series AMZL property is no longer leased to the Series AMZL tenant. Although the Series AMZL property manager will review the Series AMZL property on a regular basis and be responsible for the oversight of the Series AMZL property, that oversight and any potential visits to the Series AMZL property are not comprehensive inspections and deferred maintenance items may go unnoticed. While the Series AMZL lease provides for recourse against the Series AMZL tenant in these instances, a bankrupt or financially-troubled tenant may be more likely to defer maintenance, and it may be more difficult to enforce remedies against such a tenant. Further, the Series AMZL subsidiary may choose not to enforce, or to enforce less vigorously, its rights under the Series AMZL lease because of its desire to maintain the Series AMZL subsidiary’s ongoing relationships with the Series AMZL tenant and its affiliates, including the Series AMZL guarantor.

You should not rely on the credit ratings of the Series AMZL tenant or the Series AMZL guarantor.

The Series AMZL tenant and Series AMZL guarantor are rated by certain rating agencies. The credit ratings are subject to ongoing evaluation by those credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by those rating agencies in the future if, in their judgment, circumstances warrant. If those rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, the credit rating of the Series AMZL tenant or the Series AMZL guarantor, those actions could reduce the market value of ROX Series AMZL ETPs.

Risks Related to Series AMZL

Series AMZL will hold an interest in a single property, a non-diversified investment.

Series AMZL will make an investment in a single property, a non-diversified investment. Series AMZL’s return on its investment will depend on the revenues generated by the Series AMZL property and the appreciation of the value of the property over time. The value of the Series AMZL property may decline substantially after Series AMZL acquires it. As a result, an investment in ROX Series AMZL ETPs will not provide you with the benefits that may come from greater investment diversification, which can reduce overall risk by balancing the financial losses of one investment asset or category of investment assets against possible financial gains in another asset or asset category.

The ability of Series AMZL to make distributions to the holders of ROX Series AMZL ETPs is subject to fluctuations in its financial performance, operating results and unanticipated capital improvements requirements.

For Series AMZL to qualify for taxation as a REIT for U.S. federal income tax purposes, it will be required to distribute at least 90% of its REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains) each year to the holders of ROX Series AMZL ETPs. To the extent Series AMZL satisfies the 90% distribution requirement but distributes less than 100% of its net taxable income, including any net capital gains, it will be subject to U.S. federal income tax on the retained taxable income. In the event of downturns in its operating results, unanticipated capital improvements to the Series AMZL property or other factors, Series AMZL may be unable to declare or pay distributions ROX GP, which will consider, among other factors, Series AMZL’s financial performance, any debt service obligations, any debt covenants, capital expenditure requirements and REIT distribution requirements. We cannot assure you that Series AMZL will generate sufficient cash from the Series AMZL property to fund distributions to holders of ROX Series AMZL ETPs.

ROX GP will have significant discretion over the use of Series AMZL’s cash for reinvestment or for purposes other than making cash distributions to holders of ROX Series AMZL ETPs.

ROX GP has significant discretion under our partnership agreement to use the cash of Series AMZL not for distribution but rather for purchase of additional property consistent with the growth strategy for Series AMZL, capital improvements, creation or enhancement of reserves or any other expenditures ROX GP determines appropriate for Series AMZL. Any use of cash other than for Series AMZL to pay distributions to the holders of ROX Series AMZL ETPs will reduce the cash distributions of Series AMZL and that use of cash may not increase the likelihood of future distributions.

Series AMZL’s operating results could be impaired if, due to a depletion of Series AMZL’s working capital reserves, Series AMZL becomes unable to undertake important property renovation, maintenance or improvements or is prevented from paying required operating expenses.

Series AMZL could require additional capital to properly renovate, maintain and improve its property or properties or to cover operating cash deficits if the operating expenses of the Series AMZL property were to exceed revenues. If additional capital is required, neither ROX LP nor Series AMZL may be able contribute any additional capital. A failure by Series AMZL to secure necessary capital could result in a reduction in the value of ROX Series AMZL ETPs, a breach of the Series AMZL lease, a default under a future loan document or any other debt agreements or even a foreclosure and loss of its property or properties. In addition, in the event the Series AMZL tenant were to terminate or not renew its lease, Series AMZL could be required to deplete its working capital reserves to find a new tenant for the Series AMZL property.

Any debt service obligations could adversely affect Series AMZL’s overall operating results, may jeopardize its qualification as a REIT and could adversely affect the ability of Series AMZL to make distributions to the holders of ROX Series AMZL ETPs and the market price of ROX Series AMZL ETPs.

Although our structure as a Delaware series limited partnership limits potential liabilities between each Series, our partnership agreement does not contain limitations regarding the amount of debt that Series AMZL can incur, directly or indirectly, and the Board may approve increases in Series AMZL’s leverage at any time without the approval of the holders or ROX Series AMZL ETPs. As a result, Series AMZL may be able to incur substantial additional debt, including secured debt, in the future. The incurrence of any new debt could subject Series AMZL to many risks, including the risk that:

•	Series AMZL’s operating cash flow will be insufficient to make required payments of principal and interest;
•	Series AMZL’s leverage may increase its vulnerability to adverse economic and industry conditions;
•

Series AMZL may be required to dedicate a substantial portion of its operating cash flow from operations to payments on its debt, thereby reducing cash available for distribution to the holders of ROX Series AMZL ETPs, funds available for operations and capital expenditures or other purposes; and

•

the terms of the debt may limit Series AMZL’s ability to make distributions to the holders of ROX Series AMZL ETPs, which may adversely affect the market price of ROX Series AMZL ETPs or the ability of Series AMZL to meet the distribution requirements applicable to REITs.

If Series AMZL violates covenants in a future loan or any other debt agreements or related obligations, Series AMZL could be required to repay all or a portion of its indebtedness before maturity at a time when Series AMZL might be unable to arrange financing for such repayment on attractive terms, if at all.

In addition, if Series AMZL violates restrictive covenants or fails to maintain financial ratios specified in a future loan document or any other debt agreements or related obligations, Series AMZL’s lenders would be entitled to accelerate its debt obligations, and its secured lenders or mortgagees may foreclose on its properties or its interests in the entities that own the properties that secure their loans and receive an assignment of rents and leases. Further, foreclosures could create taxable income without accompanying cash proceeds, a circumstance which could hinder Series AMZL’s ability to meet the REIT distribution requirements imposed by the Code.

If Series AMZL is unable to repay any of its future debt obligations, it may be forced to refinance debt or dispose of or further encumber its property or properties, which could adversely affect distributions to the holders of ROX Series AMZL ETPs.

If Series AMZL does not have sufficient funds to repay any of its future debt at maturity or before maturity in the event of a breach of its debt agreements and its lenders exercise their right to accelerate repayment, it may be necessary to refinance the debt through additional debt or equity financings. If Series AMZL is unable to refinance its debt on acceptable terms, Series AMZL may be forced to dispose of its interest in the Series AMZL property on disadvantageous terms, potentially resulting in losses. To the extent Series AMZL cannot meet any future debt service obligations, it will risk losing the Series AMZL property or any interest therein. Adverse economic conditions could also cause the terms on which Series AMZL can borrow in the future to be unfavorable. Series AMZL could be required to liquidate its interest in the Series AMZL property to meet its debt service obligations at times that may not permit it to do so on favorable terms, in the time period it desires or at all.

Interest expense on any debt incurred may limit cash available for distribution to the holders of ROX Series AMZL ETPs.

Series AMZL may in the future incur indebtedness that bears interest at variable rates. Higher interest rates could increase debt service requirements on any variable rate debt incurred and could reduce the amounts available for distribution to the holders of ROX Series AMZL ETPs, as well as reduce funds available for operations, capital expenditure or other purposes.

Any secured debt obligations incurred will expose Series AMZL to increased risk of property losses to foreclosure.

Incurring mortgage or other secured debt increases the risk of property losses, because any defaults on indebtedness secured by a property or properties may result in foreclosure actions initiated by lenders and ultimately the loss of the property securing the loan. Any foreclosure on a mortgaged property could adversely affect the overall value of Series AMZL. For tax purposes, a foreclosure of a property would be treated as a sale of that property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds Series AMZL’s tax basis in the Series AMZL property, Series AMZL would recognize taxable income on foreclosure but would not receive any cash proceeds, which could hinder its ability to meet the REIT distribution requirements imposed by the Code. As a result, Series AMZL may be required to utilize other sources of cash for distributions of that income to the holders of ROX Series AMZL ETPs.

Failure to hedge effectively against interest rate changes in the future may adversely affect Series AMZL’s results of operations and its ability to make distributions to the holders of ROX Series AMZL ETPs necessary to maintain Series AMZL’s qualification as a REIT.

Series AMZL may obtain in the future one or more forms of interest rate protection – in the form of swap agreements, interest rate cap contracts or similar agreements – to “hedge” against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will relieve the adverse effects of interest rate increases on Series AMZL or that counterparties under these agreements will honor their obligations thereunder.

Although Series AMZL will not have any joint venture investments upon completion of this offering, Series AMZL may in the future acquire other properties where Amazon.com Services LLC or its affiliates is the tenant, and such acquisitions may be through a joint venture. Any future joint venture investment could be adversely affected by Series AMZL’s lack of sole decision-making authority, its reliance on co-venturers’ financial condition and disputes between Series AMZL and its co-venturers and could expose Series AMZL to potential liabilities and losses.

Series AMZL may co-invest in the future with third parties through partnerships, joint ventures or other entities, or through acquiring non-controlling interests in, or sharing responsibility for, managing the affairs of a property, partnership, joint venture or other entity, which may subject Series AMZL to risks that may not be present with other methods of ownership, including the following:

•

Series AMZL would not be able to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity, which would allow for impasses on decisions that could restrict Series AMZL’s ability to sell or transfer its interests in such entity or such entity’s ability to transfer or sell its assets;

•

partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions, which could increase Series AMZL’s financial commitment to the partnership or joint venture;

•	partners or co-venturers may pursue economic or other business interests, policies or objectives that are competitive or inconsistent with Series AMZL;
•

if Series AMZL becomes a limited partner or non-managing member in any partnership or limited liability company, and such entity takes or expects to take actions that could jeopardize Series AMZL’s status as a REIT, subject it to regulation under the Investment Company Act or require it to pay tax, Series AMZL may be forced to dispose of its interest in such entity;

•

disputes between Series AMZL and partners or co-venturers may result in litigation or arbitration that would increase Series AMZL’s expenses and act as a significant distraction to RPS Securities, the executive officers of ROX GP and/or the Board; and

•	Series AMZL may, in certain circumstances, be liable for the actions of its third-party partners or co-venturers.

Actions by a co-venturer, co-tenant or partner may result in subjecting the assets of the joint venture to unexpected liabilities. Under joint venture arrangements, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could result and this impasse could have an adverse impact on the operations and profitability of the joint venture.

If Series AMZL has a right of first refusal or buy/sell right to buy out a co-venturer or partner, it may be unable to finance such a buy-out if it becomes exercisable or Series AMZL is required to purchase such interest at a time when it would not otherwise be in its best interest to do so. If Series AMZL’s interest is subject to a buy/sell right, it may not have sufficient cash, available borrowing capacity or other capital resources to allow it to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case Series AMZL may be forced to sell its interest as the result of the exercise of such right when it would otherwise prefer to keep its interest. Finally, Series AMZL may not be able to sell its interest in a joint venture if it desires to exit the venture for any reason or if its interest is likewise subject to a right of first refusal of its co-venturer or partner, its ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with affiliates may also entail conflicts of interest.

Risks Related to Our Business and Operations

We are employing a novel business model, which may make an investment in ROX Series AMZL ETPs difficult to evaluate as it is unique to the real estate industry.

We were formed to permit public investment in commercial real estate on a single-property basis. We are unaware of any public REIT that is currently attempting to implement a single-property strategy through multiple Series and, as a result, no peer company exists. We cannot predict the extent to which investor interest in ROX Series AMZL ETPs will lead to the development of an active trading market or how liquid that market might become. Similarly, we cannot predict the extent to which we will be able to successfully complete public offerings of additional Series we intend to establish in the future and, accordingly, there may be no comparable publicly-traded companies or securities against which you will be able to evaluate the performance of ROX Series AMZL ETPs.

The due diligence process that RPS Securities and its affiliates, including ROX GP, undertake may not reveal all facts that may be relevant in connection with your investment.

RPS Securities and its affiliates, including ROX GP, conduct due diligence that they deem reasonable and appropriate based on the known facts and circumstances applicable. The objective of the due diligence process is, in part, to undertake a risk assessment surrounding the Series AMZL property. When conducting due diligence, RPS Securities and its affiliates, including ROX GP, may be required to evaluate important and complex business, financial, regulatory, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees. Nevertheless, when conducting due diligence and making an assessment, RPS Securities and its affiliates, including ROX GP, rely on the resources available to them, including information provided by the seller, and, in some circumstances, third-party investigations and analysis. Series AMZL cannot be certain that the due diligence conducted by RPS Securities and its affiliates, including ROX GP, carried out with respect to the Series AMZL property will reveal or highlight all relevant facts that may be necessary or helpful in evaluating the risks of an investment in the income stream generated by the Series AMZL property. Instances of fraud, accounting irregularities and other improper, illegal or deceptive practices can be difficult to detect. Series AMZL cannot be certain that the due diligence conducted by RPS Securities and its affiliates, including ROX GP, will result in an investment being successful or that the actual financial performance of that investment will not fall short of the financial projections RPS Securities and its affiliates, including ROX GP, used when evaluating the Series AMZL property.

We or Series AMZL may be subject to litigation or threatened litigation, which may divert management’s time and attention, require us or Series AMZL to pay damages and expenses or restrict the operation of our or Series AMZL’s business.

We or Series AMZL may be subject to litigation or threatened litigation. In particular, we and each Series are subject to the risk of complaints by tenants involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to litigation or governmental investigations, as well as claims and litigation relating to real estate rights, access, legal compliance or uses of properties, vendor contractual claims and asset purchase and sale related claims. Some of these claims may result in significant defense costs and potentially significant judgments against us or Series AMZL, some of which are not, or cannot be, insured against. Additionally, whether or not any dispute actually proceeds to litigation, we and Series AMZL may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would distract our management. Any such resolution could involve the payment of damages or expenses by us or Series AMZL, which may be significant, or involve our agreement with terms that restrict the operation of our or Series AMZL’s business. We generally intend to vigorously defend ourselves and Series AMZL; however, we cannot be certain of the ultimate outcomes of claims that may arise in the future. Resolution of these types of matters against us or Series AMZL may result in ROX LP or Series AMZL having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact us or Series AMZL. Pursuant to our partnership agreement, claims payable by us or our general partner will be allocated to the applicable Series responsible for such lawsuit and will be payable by such Series. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of insurance coverage and could expose us or Series AMZL to increased risks that would be uninsured. Certain litigation or threatened litigation may also adversely affect the alienability, marketability and sale of the Series AMZL property.

The alternative investment business is intensely competitive.

The alternative investment business is intensely competitive, with competition based on a variety of factors, including investment performance, business relationships, quality of service provided to investors, investor liquidity and willingness to invest, fund terms (including fees), brand recognition, types of products offered and business reputation. We will be competing with a number of private equity funds, specialized investment funds, hedge funds, corporate buyers, traditional asset managers, real estate development companies, commercial banks, investment banks and other financial institutions (as well as sovereign wealth funds and other institutional investors).

Additionally, developments in financial technology, or fintech, such as a distributed ledger technology or blockchain, have the potential to disrupt the financial industry and change the way financial institutions, as well as asset managers, do business. A number of factors increase our competitive risks:

•	a number of our and Series AMZL’s potential competitors have greater financial, technical, marketing and other resources and more personnel than we do;
•	some of Series AMZL’s investments may not perform as well as competitors’ investment products;
•

several of our competitors have significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that otherwise could be exploited;

•

some of these competitors, including strategic competitors, may have a lower cost of capital and access to funding sources that are not available to us or Series AMZL, which may create competitive disadvantages with respect to investment opportunities;

•

some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds than us or Series AMZL, which could allow them to consider a wider variety of investments than us or Series AMZL;

•

some of our competitors may be subject to less regulation and accordingly may have more flexibility to undertake and execute certain businesses or investments than we or Series AMZL do or bear less compliance expense than us;

•	some of our competitors may have more flexibility than us or Series AMZL in raising investment funds;
•	some of our competitors may have better expertise or be regarded by investors as having better expertise in a specific asset class or geographic region than we do;
•

our competitors may institute low cost high speed financial applications and services based on artificial intelligence and new competitors may enter our investment space using new investment platforms based on artificial intelligence;

•

there are relatively few barriers to entry impeding the formation of competitors, and the successful efforts of new entrants into our various businesses is expected to continue to result in increased competition;

•	some investors may prefer to pursue investments directly instead of investing through any Series; and
•	other industry participants may, from time to time, seek to recruit the professionals, the Board and other employees of ROX GP and its affiliates.

Risks Related to Our Organizational and Management Structure

We are organized as a series limited partnership, which may lead to increased risk of liability.

ROX LP is organized under the laws of the State of Delaware as a series limited partnership. This is a relatively new entity form with little available common law to clarify how it will be considered by various jurisdictions in which we intend to operate. In particular, not all states have recognized the series limited partnership entity form. If we have exposure to third party liability in such states, the courts, in application of that state’s law, may not give full faith and credit to the statutory limitations of liability under Delaware law for each Series. As a result, if such a claim made under the law of such a state were successful, it could create liability among various Series, which could materially and adversely impact us and Series AMZL.

A court could potentially conclude that the assets and liabilities of one Series are not segregated from those of another Series and may thereby potentially expose assets in Series AMZL to the liabilities of another Series.

In accordance with the Delaware Act, each Series is, and each other Series we may establish in the future will be, a separate Series and not itself a separate legal entity. Section 17-218 of the Delaware Act provides that, if certain conditions (as set forth in Section 17-218) are met, including that certain provisions are in our partnership agreement, and if the records maintained for any such Series account for the assets associated with such Series separately from the assets of ROX LP (if any), or any other Series, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and associated general partner and not against ROX LP generally or any other Series or any general partner not associated with such Series. Although the Delaware Act provides that records maintained for Series AMZL that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocational formula or procedure (including a percentage or share of any asset or assets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such Series separately from the other assets of ROX LP (if any), or any other Series thereof, we are not aware of any court case that has interpreted Section 17-218 of the Delaware Act or provided any further guidance as to what is required for compliance. We intend to maintain separate and distinct records for each Series and account for them separately; however, it is possible a court could conclude that the methods used did not satisfy Section 17-218 of the Delaware Act and thus potentially expose the assets of Series AMZL to the liabilities of another Series. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 17-218 in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of Series AMZL should be applied to meet the liabilities of the other Series or the liabilities of ROX LP generally where the assets of such other Series or of ROX LP generally are insufficient to meet Series AMZL’s or ROX LP’s liabilities.

Series AMZL will depend on the performance of the property manager with respect to the Series AMZL property and could be materially and adversely affected if the property manager does not manage the Series AMZL property in Series AMZL’s best interests.

NPD Management, an affiliate of NorthPoint, will manage the Series AMZL property, and Series AMZL could be materially and adversely affected if the property manager fails to manage the Series AMZL property effectively.

In addition, from time to time, disputes may arise between Series AMZL and the property manager regarding the property manager’s performance or compliance with the terms of the commercial management agreement, which in turn could adversely affect the results of operations of the Series AMZL property. Series AMZL will generally attempt to resolve any such disputes through discussions and negotiations; however, if Series AMZL is unable to reach satisfactory results through discussions and negotiations, Series AMZL may choose to terminate the commercial management agreement, litigate the dispute or submit the matter to third-party dispute resolution, the outcome of which may be unfavorable to Series AMZL.

In the event that the commercial management agreement is terminated, we can provide no assurances that Series AMZL could find a replacement property manager in a timely manner, or at all, or that any replacement manager will be successful in operating the Series AMZL property. Furthermore, if the property manager is financially unable or unwilling to perform its obligations, Series AMZL’s ability to find a replacement property manager for the Series AMZL property could be challenging and time consuming and could cause Series AMZL to incur significant costs to obtain a new commercial management agreement for the Series AMZL property. Accordingly, if Series AMZL loses its commercial management agreement, the operations at the Series AMZL property could be materially and adversely affected, which could have a material adverse effect on Series AMZL.

We and Series AMZL depend on RPS Securities for the success of Series AMZL and upon access to RPS Securities’ investment professionals and contractors. We may not find a suitable replacement for RPS Securities if the services agreement is terminated or if key personnel leave the employment of RPS Securities or otherwise become unavailable to us and Series AMZL.

Neither we nor Series AMZL expect to have any employees and will rely completely on RPS Securities and its affiliates to provide Series AMZL with administrative and certain advisory services. Neither we nor Series AMZL have separate facilities and are completely reliant on RPS Securities and its affiliates, which has significant discretion as to the implementation of the operating policies and strategies of each Series and the Series properties. RPS Securities may not be able to successfully manage the Series AMZL property or implement the operating policies and strategies of Series AMZL successfully, which may affect our ability to make or sustain distributions to the holders of ROX Series AMZL ETPs.

We and Series AMZL depend on the diligence, skill and network of business contacts of RPS Securities and its affiliates. We and Series AMZL also expect to benefit from the personnel, relationships and experience of the executive team and other personnel of RPS Securities and its affiliates. The executive officers and key personnel of RPS Securities will assist and advise the Board to monitor and manage the Series AMZL property; therefore, the success of Series AMZL will depend on RPS Securities continued service. The departure of any of the senior personnel of RPS Securities or its affiliates, or of a significant number of the personnel of RPS Securities or its affiliates, could have a material adverse effect on the ability of Series AMZL to achieve its investment objectives. In addition, we offer no assurance that RPS Securities will continue to provide management services to Series AMZL or that we or Series AMZL will continue to have access to RPS Securities’ personnel. The services agreement has an initial term of 10 years, but may be terminated by RPS Securities or Series AMZL for a variety of reasons. If the services agreement is terminated and no suitable replacement is found, we may not be able to execute the business plan of Series AMZL.

Neither we nor any Series own the “ROX” name, but ROX LP and each Series may use the name pursuant to an agreement with ROX Parent. Use of the name by other parties or the termination of our license agreement may harm our business.

We have entered into an agreement with ROX Parent pursuant to which it has granted us and each Series a non-exclusive, royalty-free license to use the “ROX” name and various other intellectual property of ROX Parent. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of ROX Parent or its affiliates. Furthermore, in the event that the agreement is terminated, we will be required to change our name and cease using the name “ROX.” Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise harm our business.

If we or Series AMZL fail to implement and maintain an effective system of internal controls, Series AMZL may not be able to accurately determine the financial results of Series AMZL or prevent fraud. As a result, holders of ROX Series AMZL ETPs could lose confidence in the financial results of Series AMZL, which could harm its business and the value of ROX Series AMZL ETPs.

Effective internal controls are necessary for us and Series AMZL to provide reliable financial reports and effectively prevent fraud. We are a newly formed entity that will develop financial and operational reporting and control systems. We may in the future discover areas of internal controls that need improvement. Section 404 of the Sarbanes‑Oxley Act of 2002 will require us and Series AMZL to evaluate and report on our respective internal controls over financial reporting and, subject to the phase in provisions of JOBS Act, have our and Series AMZL’s independent auditors annually issue their own opinion on our and Series AMZL’s internal controls over financial reporting. While we intend to undertake substantial work to prepare for compliance with Section 404, we cannot be certain that we will be successful in implementing or maintaining adequate internal controls over our or Series AMZL’s financial reporting and financial processes. Furthermore, as we establish additional Series, the internal controls required for us and all outstanding Series will become more complex, and we will require significantly more resources to ensure the internal controls for each Series remain effective. If we or Series AMZL’s independent auditors discover a material weakness in our or Series AMZL’s internal controls, the disclosure of that fact, even if quickly remedied, could reduce the market value of ROX Series AMZL ETPs. Additionally, the existence of any material weakness or significant deficiency in respect of Series AMZL’ internal controls would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner.

If we or any Series were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us or the Series to continue its business as contemplated and could have a material adverse effect on its business.

An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
•

absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets, exclusive of U.S. government securities and cash items, on an unconsolidated basis.

We believe that we are engaged primarily in the business of providing investors with direct equity ownership in single-property commercial real estate and not primarily in the business of investing, reinvesting or trading in securities. We hold ROX LP out as a holding company for the Series. We hold the Series out as REITs that, through Series subsidiaries that are wholly- or majority-owned subsidiaries of the Series, ultimately own and control commercial real estate. We do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Furthermore, neither we nor any of the Series have any material assets other than our interests in Series subsidiaries, which in turn have no material assets other than commercial real estate. We do not believe the equity interests held by the Series in Series subsidiaries are investment securities, and we believe that less than 40% of our total assets and each Series (exclusive of U.S. government securities and cash items) on an unconsolidated basis is composed of assets that could be considered investment securities. Accordingly, we do not believe that we or any Series is an inadvertent investment company by virtue of the 40% test in Section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. Although we intend to conduct our operations and that of each Series so that we and each Series will not be deemed to be an investment company under the Investment Company Act, if anything were to happen which would cause us or Series AMZL to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act (including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees) could make it impractical for us or Series AMZL to continue business as currently conducted, impair certain of our or Series AMZL’s agreements, and materially adversely affect the business, results of operations and financial condition of Series AMZL. In addition, we or Series AMZL may be required to conduct business in a manner that does not subject us or Series AMZL to the registration and other requirements of the Investment Company Act.

Holders of ROX Series AMZL ETPs do not select ROX GP as our general partner or vote on the members of the Board. Accordingly, holders of ROX Series AMZL ETPs have limited ability to participate in or influence our management or the management of Series AMZL even as to fundamental matters.

Holders of Series AMZL will have limited ability to influence decisions regarding Series AMZL’s business. Under our partnership agreement, holders of ROX Series AMZL ETPs have only limited voting rights, including with respect to certain amendments to our partnership agreement, certain mergers of ROX LP, a merger of Series AMZL with another Series, dissolution of ROX LP and termination or dissolution, as applicable, of Series AMZL. However, holders of ROX Series AMZL ETPs have no voting rights with respect to removing our general partner or electing the members of the Board. Furthermore, holders of ROX Series AMZL ETPs will have no right to propose nominees to the Board. As a result, holders of ROX Series AMZL ETPs will have not have the typical mechanisms used by public company investors to hold management teams and boards of directors accountable. You should not purchase ROX Series AMZL ETPs unless you are willing to entrust to our general partner and its affiliates with essentially all aspects of the management of your investment in ROX Series AMZL ETPs.

Under our partnership agreement, ROX GP has full power and authority to do all things, other than those items that specifically require approval of holders of ROX Series AMZL ETPs or as may otherwise be set forth in a Series Designation, necessary or appropriate to conduct the business of ROX LP and any Series including, but not limited to, the following actions:

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expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into equity interests of ROX LP, and incurring any other obligations;

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making tax, regulatory and other filings, or rendering periodic or other reports to governmental or other agencies having jurisdiction over ROX LP’s and Series AMZL’s business or assets (to the extent that ROX LP has any assets);

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acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging assets of ROX LP (if any) and Series AMZL or the determination to merge or otherwise combine ROX LP or Series AMZL with or into another person;

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using the assets of ROX LP (if any) and Series AMZL for purposes consistent with our partnership agreement, including financings, repayment or guarantees of obligations and making capital contributions;

•	negotiating, executing and performing contracts, conveyance or other instruments;
•	distributing cash or cash equivalents;
•	selecting, employing or dismissing employees, agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;
•	maintaining insurance for the benefit ROX LP, Series AMZL, any subsidiaries and indemnitees;
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forming, acquiring an interest in, and contributing property and loaning money to, any partnerships, joint ventures, corporations, limited liability companies or other entity (including corporations, firms, trusts and unincorporated organizations);

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controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;
•	entering into listing agreements with any national securities exchange and the delisting of some or all ROX Series AMZL ETPs;
•	taking any action in connection with ROX LP’s or Series AMZL’s management of any of their subsidiaries;
•	purchasing, selling or otherwise acquiring or disposing of ROX Series AMZL ETPs; and
•	entering into agreements with any of its affiliates, including to render services to Series AMZL or to itself in the discharge of its duties as ROX GP.

Our partnership agreement contains Series AMZL ownership limits, which may delay or prevent a change of control.

For Series AMZL to qualify as a REIT, no more than 50% in value of Series AMZL’s outstanding ROX Series AMZL ETPs may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own ROX Series AMZL ETPs during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To assist Series AMZL to comply with these limitations, among other purposes, our partnership agreement generally prohibits any person from directly or indirectly owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding ROX Series AMZL ETPs. These ownership limitations could have the effect of discouraging a takeover or other transaction in which the holders of ROX Series AMZL ETPs might receive a premium for their ROX Series AMZL ETPs over the then prevailing market price or which the holders of ROX Series AMZL ETPs might believe to be otherwise in their best interests.

The constructive ownership rules under the Code are complex and may cause the outstanding ROX Series AMZL ETPs owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding ROX Series AMZL ETPs by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding ROX Series AMZL ETPs and thus violate these ownership limits. Our partnership agreement provides that any attempt to own or transfer ROX Series AMZL ETPs in excess of the ownership limits without the consent of ROX GP or in a manner that would cause Series AMZL to be “closely held” under Section 856(h) of the Code, without regard to whether ROX Series AMZL ETPs are held during the last half of a taxable year, or would otherwise cause Series AMZL to fail to qualify as a REIT, will result in the applicable ROX Series AMZL ETPs being deemed to be transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the ownership limits or the restrictions on ownership and transfer of ROX Series AMZL ETPs, any such transfer of ROX Series AMZL ETPs will, to the fullest extent permitted by law, be null and void.

For as long as ROX LP is an emerging growth company, ROX LP will not be required to comply with certain reporting requirements, including those relating to accounting standards, that apply to other public entities.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. ROX LP is classified as an “emerging growth company” as defined in the JOBS Act. ROX LP will remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation);
•	the last day of the fiscal year following the fifth anniversary of this offering;
•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or
•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

ROX LP intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, those that would require we:

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provide an auditor’s attestation report on management’s assessment of the effectiveness of ROX LP’s or Series AMZL’s system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;

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comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of ROX LP or Series AMZL;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise; or
•	provide certain disclosure regarding executive compensation of ROX GP required of larger public companies.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We cannot predict if investors will find ROX Series AMZL ETPs less attractive if ROX LP chooses to rely on these exemptions. If some investors find ROX Series AMZL ETPs less attractive as a result of any choices to reduce or delay the application of future disclosure, there may be a less active trading market for ROX Series AMZL ETPs and the trading price may be more volatile.

By purchasing ROX Series AMZL ETPs in this offering, you are bound by the fee shifting provision contained in our partnership agreement, which may discourage you to pursue actions against us.

Our partnership agreement  provides that each holder of ETPs agrees, to the fullest extent permitted by law, to reimburse us and our affiliates for all fees and expenses, including cost of appeal, if any, we may incur in connection with a claim, suit, action or proceeding brought by an ETP holder for which the holder does not prevail in a judgment, other than for federal securities laws claims.  THE FEE SHIFTING PROVISION CONTAINED IN OUR PARTNERSHIP AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY ETP HOLDER OF OUR COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN OUR PARTNERSHIP AGREEMENT DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT OR THE SECURITIES ACT.

Risks Related to Potential Conflicts of Interest

There may be conflicts of interests among Series AMZL and other existing or future Series, which may result in opportunities that would benefit the Series AMZL property being allocated to another Series property owned another Series.

Series AMZL and any other existing or future Series, may own properties that compete with Series properties of another Series. If a sale, financing, leasing or other business opportunity would be suitable for Series AMZL or another Series, the Board will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that the Board determines to be relevant. No Series will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other Series;
•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any other Series;
•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any other Series; or
•	making operational and financial decisions that could be considered to be detrimental to another Series.

In addition, any decisions by the Board to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one Series more than the other Series, including Series AMZL, or limit or impair the ability of any Series to pursue business opportunities. Any of these decisions may benefit one Series more than another Series, including Series AMZL.

Under our partnership agreement and the services agreement, ROX GP and RPS Securities, respectively, and their respective affiliates have limited liability to us and Series AMZL, and we and Series AMZL have agreed to indemnify ROX GP and RPS Securities, respectively, and their respective affiliates against certain liabilities. As a result, Series AMZL could experience losses for which neither ROX GP nor RPS Securities, as applicable, or their respective affiliates would be liable, which could adversely affect the financial condition and operating performance of Series AMZL.

Pursuant to our partnership agreement and the services agreement, ROX GP and RPS Securities, respectively, in each case including its respective officers, members, managers, directors, personnel and other affiliates, are not liable to us and Series AMZL or holders of ROX Series AMZL ETPs for losses or benefits not derived by their operation of the business unless ROX GP or RPS Securities, as applicable, or its affiliates acted in bad faith (as defined in our partnership agreement) giving rise to the loss or benefit not derived or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful. Series AMZL will indemnify ROX GP and RPS Securities, respectively, and, in each case, its officers, members, managers, directors, personnel and other designees for expenses, losses, damages, liabilities, demands, charges and claims arising from acts of ROX GP or RPS Securities, as applicable, unless the action was taken or omitted with the belief that such action or omission was opposed to the interest of ROX LP or Series AMZL, or in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful.

In addition, additional conflicts exist and could arise in the future with RPS Securities, ROX GP and their respective affiliates, including ROX Parent and its executive officers who are also officers of ROX GP, including, without limitation: conflicts arising from our rights under agreements between us and ROX GP or RPS Securities, which we may choose not to enforce, or to enforce less vigorously, because of our desire to maintain our ongoing relationships with ROX GP or RPS Securities and their affiliates; conflicts in the amount of time that personnel of RPS Securities and its affiliates will spend on our affairs versus RPS Securities’ and its affiliates other affairs; conflicts in the amount of time that personnel of RPS Securities and its affiliates will spend on issues related to Series AMZL versus any other Series; and conflicts in future transactions that we may pursue with RPS Securities and its affiliates.

Our partnership agreement contains provisions that reduce or eliminate duties, including fiduciary duties, of ROX GP and limit remedies available to holders of ROX Series AMZL ETPs that might otherwise constitute a breach of duty.

Our partnership agreement contains provisions that waive or consent to conduct by ROX GP and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when ROX GP is acting for the benefit of Series AMZL, although ROX GP must act in accordance with the contractual standard of good faith, ROX GP may act without any fiduciary obligations. When ROX GP is permitted to or required to make a decision in its sole discretion or discretion or pursuant to any provision of our partnership agreement not subject to an express standard of good faith, then ROX GP is entitled to consider only such interests and factors as it desires and has no duty or obligation, fiduciary or otherwise, to give any consideration to any interest of or factors affecting ROX LP, Series AMZL or holders of ROX Series AMZL ETPs and will not be subject to any different standards imposed by our partnership agreement, otherwise existing at law, in equity or otherwise.

The modifications of fiduciary duties contained in our partnership agreement are expressly permitted by Delaware law. Hence, ROX LP, Series AMZL and the holders of ROX Series AMZL ETPs only have recourse and are able to seek remedies against ROX GP if ROX GP breaches its obligations pursuant to our partnership agreement. Unless ROX GP breaches its contractual obligations pursuant to our partnership agreement, ROX LP, Series AMZL and the holders of ROX Series AMZL ETPs do not have any recourse against ROX GP even if ROX GP were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our partnership agreement, it provides that ROX GP or its officers and managers are not liable to ROX LP, Series AMZL or the holders of ROX Series AMZL ETPs for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that ROX GP or its officers and managers acted in bad faith (as defined in our partnership agreement) or with respect to any criminal conduct, with the knowledge that its conduct was unlawful.

Whenever a potential conflict of interest exists between ROX LP, Series AMZL or any holders of ROX Series AMZL ETPs, on one hand, and ROX GP or its affiliates, on the other hand, ROX GP may resolve such conflict of interest.

A holder of ROX Series AMZL ETPs seeking to challenge this resolution of the conflict of interest would bear the burden of proving that ROX GP subjectively believed that such resolution was opposed to the best interests of ROX LP or Series AMZL.

RPS Securities, an affiliate of ROX GP, may have different financial incentives and motivations than holders of ROX Series AMZL ETPs due to the management and other fees payable to RPS Securities.

Pursuant to the services agreement, RPS Securities, an affiliate of ROX GP, is entitled to receive a management fee that is based on the equity value of Series AMZL, regardless of its financial performance. Accordingly, significant management fees will be payable to affiliates of ROX GP even if Series AMZL experiences losses. The management fee structure gives RPS Securities the incentive to maximize equity value by the issuance of new ROX Series AMZL ETPs and the expansion of our scale of operations, regardless of the effect of this action on existing holders of ROX Series AMZL ETPs. In other words, the management fee structure rewards RPS Securities primarily based on the equity value of Series AMZL (as calculated in the services agreement), and not based on our returns to holders of ROX Series AMZL ETPs. In addition, RPS Securities is entitled to certain equity acquisition fees, which further reward RPS Securities for issuances of ROX Series AMZL ETPs in the future, even if the net proceeds of such offerings cannot be invested in properties with attractive yield characteristics. Any such offering may dilute Series AMZL earnings and reduce distributions to Series AMZL’s then-existing holders of ROX Series AMZL ETPs, but would provide economic benefits to RPS Securities from both the increased management fees due to increased equity value and the equity acquisition fees payable in connection with any equity offering. In addition, RPS Securities has an economic incentive to fund future growth through the issuance of equity capital as opposed to employing debt. Although the use of debt would be expected to increase returns on equity, which might make the price of ROX Series AMZL ETPs rise and, consequently, increase Series AMZL’s equity value, debt financing would not be expected to have the same direct and immediate impact on management fees and equity incentive fees as equity financing.

In addition to the risk that RPS Securities may have financial incentives to take actions that are contrary to the interests of holders of ROX Series AMZL ETPs, there is a risk that our fee structure does not provide adequate incentives to ensure that RPS Securities will devote its time and efforts to contain costs and maximize distributable cash. Because equity value can be increased through additional sales of ROX Series AMZL ETPs at reduced prices that provide new investors with an appropriate yield and because RPS Securities is entitled to certain fees based on the net proceeds of any equity offering, there is a significant risk that RPS Securities could receive higher levels of compensation despite a failure to maximize distributable cash or achieve an attractive yield for holders of ROX Series AMZL ETPs.

In addition, RPS Securities is entitled to a percentage of the net proceeds from any sale or disposition of the Series AMZL property to a third party. Accordingly, RPS Securities may be incentivized to dispose of the Series AMZL property when it would otherwise be in the interest of holders of ROX Series AMZL ETPs not to do so. For further information regarding the fees payable pursuant to the services agreement, please see “Services Agreement with RPS Securities.”

ROX GP’s affiliates have other additional business responsibilities which could create conflicting demands on their time and resources and could therefore adversely affect the attention ROX GP or such affiliates give to, and the decisions it makes for, the holders of ROX Series AMZL ETPs.

Pursuant to our partnership agreement, ROX GP may only serve as the general partner of ROX LP and each Series. However, our partnership agreement expressly permits affiliates of ROX GP to engage in other activities, including activities that may directly compete with ROX LP’s or Series AMZL’s business, such as acquiring properties of the same type and in the same general market area as the Series AMZL property. Those business activities could reduce the time that its affiliates devote to Series AMZL’s business. To the extent such activities are directly competitive with that of Series AMZL, those ROX GP affiliates’ separate business pursuits could adversely affect the performance of the Series AMZL property or the value of ROX Series AMZL ETPs.

The ability of affiliates of ROX GP to engage in other business activities may reduce the time those affiliates spend managing the business of Series AMZL and may result in certain conflicts of interest.

Certain of the officers of ROX GP also serve or may serve as officers, directors, managers or employees of affiliates of ROX GP. These other business activities may reduce the time these persons spend managing the business of Series AMZL. In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of ROX LP, Series AMZL or holders of ROX Series AMZL ETPs.

The ability of ROX GP, RPS Securities and their affiliates to manage multiple Series and the growth of their personnel may adversely affect the performance of Series AMZL.

The same personnel of ROX GP, RPS Securities and their affiliates are responsible for the management of all Series, including Series AMZL. Issues with Series other than Series AMZL may reduce the time available to focus on Series AMZL. In addition, if RPS and its affiliates are not able to increase the number of their personnel to take into account the workload for all Series or manage that increase effectively, their ability to effectively manage Series AMZL may be adversely affected, which could adversely affect the performance of the Series AMZL property or the value of ROX Series AMZL ETPs.

We do not have a policy that expressly prohibits the managers, executive officers, security holders or affiliates of ROX GP from engaging for their own account in business activities of the types conducted by us or Series AMZL.

We do not have a policy that expressly prohibits the managers, executive officers, security holders or affiliates of ROX GP from engaging for their own account in business activities of the types conducted by us or Series AMZL. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits the managers and executive officers of ROX GP, as well as personnel of ROX GP or RPS Securities who provide services to us or Series AMZL, from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of the independent members of the Board. In addition, the services agreement with RPS Securities does not prevent RPS Securities and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us or Series AMZL.

Risks Related to an Investment in ROX Series AMZL ETPs

Neither we nor ROX GP have established a minimum distribution payment level for Series AMZL and Series AMZL may be unable to generate sufficient cash flows from its operations to make distributions to holders of ROX Series AMZL ETPs at any time in the future.

Neither we nor ROX GP have established a minimum distribution payment level for Series AMZL. Series AMZL’s ability to make distributions to the holders of ROX Series AMZL ETPs may be adversely affected by the risk factors described in this prospectus. Series AMZL may not generate sufficient income to make distributions to the holders of ROX Series AMZL ETPs, and we cannot predict when distributions, consisting primarily of cash flow from the Series AMZL property, will commence.

ROX GP has the sole discretion to determine the timing, form and amount of any distributions to the holders of ROX Series AMZL ETPs, and there can be no assurance as to the determinations ROX GP will make in respect of any of Series AMZL’s future distributions.

The Board has the sole discretion to determine the timing, form and amount of any distributions to the holders of ROX Series AMZL ETPs, subject to applicable law. The Board will make determinations regarding distributions based upon, among other factors, the financial performance of Series AMZL, any debt service obligations, any debt covenants and capital expenditure requirements with respect to the Series AMZL property. No assurance can be given that Series AMZL will be able to make distributions to the holders of ROX Series AMZL ETPs at any time in the future or that the level of any distributions Series AMZL may make to the holders of ROX Series AMZL ETPs will increase or even be maintained over time, any of which could materially and adversely affect the market price of ROX Series AMZL ETPs.

A portion of the distributions Series AMZL makes to the holders of ROX Series AMZL ETPs may constitute a return of capital, which would have the effect of reducing the basis of a holder’s investment in ROX Series AMZL ETPs.

Distributions that Series AMZL makes to the holders of ROX Series AMZL ETPs generally will be taxable as dividend income. However, a portion of these distributions may be designated by Series AMZL as long‑term capital gains to the extent that they are attributable to capital gain income recognized by Series AMZL or may constitute a return of capital to the extent that they exceed its current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital will first reduce a holder’s adjusted tax basis in ROX Series AMZL ETPs, and distributions made by Series AMZL in excess of Series AMZL’s current and accumulated earnings and profits and in excess of a holder’s adjusted tax basis in its ROX Series AMZL ETPs will generally be taxable as capital gain.

The historical statement of revenue and certain operating expenses of the Series AMZL property and the unaudited pro forma consolidated financial statements of Series AMZL included elsewhere in this prospectus should not be considered as indicative of what Series AMZL’s future results or of any returns that may be expected on an investment in ROX Series AMZL ETPs.

The historical statement of revenue and certain operating expenses of the Series AMZL property and the unaudited pro forma consolidated financial statements of Series AMZL that are included in this prospectus do not necessarily reflect what Series AMZL’s financial position or results of operations would have been had Series AMZL been an independent public company during the periods presented. Furthermore, this financial information is not necessarily indicative of Series AMZL’s financial position or results of operations will be in the future. It is impossible for us to accurately estimate all adjustments which may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering. For additional information, please see the historical statement of revenue and certain operating expenses of the Series AMZL property and the unaudited pro forma consolidated financial statements of Series AMZL, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

You should not place undue reliance on the historical combined balance sheet of ROX LP included elsewhere in this prospectus when considering whether to invest in ROX Series AMZL ETPs.

The historical combined financial statements of ROX LP included in this prospectus are responsive to our financial statement reporting obligations under the Securities Act and the rules and regulations promulgated thereunder by the SEC. Such financial statements are presented on a combined basis, including the financial condition of all Series to be offered in this offering and the concurrent offerings. However, pursuant to our partnership agreement and the Delaware Act, a purchaser of ROX Series AMZL ETPs is making an investment solely in the assets, liabilities and future performance of Series AMZL. You should not therefore place undue reliance on the historical combined financial statements of ROX LP included elsewhere in this prospectus.

You should not place undue reliance on the appraisal of the Series AMZL property included elsewhere in this prospectus when considering whether to invest in ROX Series AMZL ETPs.

We have received an appraisal of the Series AMZL property from BBG, Inc. as of                        , 2021.  See “Experts.” The appraisal was prepared in conformity with the Uniform Standards of Professional Appraisal Practice and utilized three approaches to value: the cost approach, the sales comparison approach and the income capitalization approach, leading to a final opinion of the appraised value of the Series AMZL property by the appraiser. A copy of BBG, Inc.’s appraisal is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”  The appraised value of the Series AMZL property reflects the appraised market value as of the appraisal date.  However, an appraised value and the methodology and data used in developing such appraised value are subject to various assumptions, risks and limitations, including  with respect to the sales comparison approach and, in part, the cost approach (particularly with respect to the underlying land value), the relevance of comparable properties due to their various physical, locational, legal and geographic differences, the appropriateness of adjustments applied by the appraiser to such comparable properties and the sufficiency of comparable sales data and, with respect to the income capitalization approach, the comparability, relevance and sufficiency of market data regarding income, expenses and rates of return (particularly the appropriateness of the capitalization and discount rates applied).  An appraised value is not a bona fide third-party offer to purchase the Series AMZL property or a guarantee of any value Series AMZL would obtain if it were to dispose of the Series AMZL property, obtain financing or engage in any other transaction as of the appraisal date or in the future. Accordingly, you should not place undue reliance on the appraisal of the Series AMZL property included elsewhere in this prospectus when considering whether to invest in ROX Series AMZL ETPs.

The market price of ROX Series AMZL ETPs may be volatile due to numerous circumstances beyond the control of ROX LP or Series AMZL.

The trading prices of equity securities issued by REITs historically have been affected by changes in market interest rates. One of the factors that may influence the price of ROX Series AMZL ETPs is the annual yield from distributions on ROX Series AMZL ETPs as compared to yields available on other investments. An increase in market interest rates, or a decrease in our distributions to the holders of ROX Series AMZL ETPs, may lead prospective purchasers of ROX Series AMZL ETPs to demand a higher annual yield, which could reduce the market price of ROX Series AMZL ETPs.

Other factors that could affect the market price of ROX Series AMZL ETPs include the following:

•	changes in market valuations of companies in the commercial real estate industry;
•	changes in expectations of future financial performance of Series AMZL or changes in estimates of securities analysts;
•	fluctuations in stock market prices and volumes;
•	issuances of ROX Series AMZL ETPs or other securities of Series AMZL in the future;
•	the addition or departure of key personnel of ROX GP or its affiliates; and
•	announcements by ROX LP or its competitors of acquisitions, investments or strategic alliances.

You are not assured of a return of your investment, and under certain circumstances you could be required to return distributions made to you.

If we were to make an impermissible distribution, a holder of ROX Series AMZL ETPs who received such a distribution and knew at the time of the distribution that the distribution was in violation of applicable law would be liable to Series AMZL for the amount of the distribution. Series AMZL’s operating revenues and sales proceeds must be applied first to its expenses, and any amounts realized on liquidation of ROX LP or the termination (or dissolution, to the extent Series AMZL has been converted to a registered series under the Delaware Act) of Series AMZL must be used first to satisfy all creditors, before any remaining revenues, proceeds or liquidation amounts may be made available to holders of ROX Series AMZL ETPs. Accordingly, there is no assurance that you will receive any return on your investment or even recover all or any portion of that investment. Moreover, although as a holder of ROX Series AMZL ETPs your financial risk will generally be limited to your invested capital, certain laws intended to protect creditors could require you to return some or all of a distribution if, at the time the distribution was made, Series AMZL’s or ROX LP’s liabilities exceeded the value of its assets or it was otherwise insolvent.

Series AMZL’s future acquisitions, if any, may not yield the returns it expects, and holders of ROX Series AMZL ETPs will not have an opportunity to evaluate these investments.

Series AMZL’s future acquisitions, if any, and its ability to successfully operate the properties it acquires in such acquisitions may be exposed to the following significant risks:

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Series AMZL’s ability to identify well-performing properties and achieve its investment objectives depends upon the performance of RPS Securities and its affiliates in the acquisition of such investments and the determination of any financing arrangements;

•	even if Series AMZL is able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;
•	Series AMZL may acquire properties that are not accretive to its results upon acquisition, and it may not successfully manage those properties to meet its expectations;
•	Series AMZL may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;
•

Series AMZL may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into its existing operations, and as a result its results of operations and financial condition could be adversely affected; and

•

Series AMZL may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown or greater than expected liabilities such as liabilities for clean-up of environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, managers, officers and others indemnified by the former owners of the properties.

In addition, holders of ROX Series AMZL ETPs will be unable to evaluate the economic merits, transaction terms or other financial or operational data of specific real estate projects before Series AMZL invests in them. Series AMZL expects to rely entirely on the ability of RPS Securities and ROX GP to select suitable and successful investment opportunities. Series AMZL will not provide holders of ROX Series AMZL ETPs with information to evaluate Series AMZL’s proposed investments prior to its acquisition of those investments. Furthermore, ROX GP, the Board and RPS Securities will have broad discretion in implementing investment policies with respect to Series AMZL. These factors increase the risk that your investment in ROX Series AMZL ETPs may not generate returns consistent with your expectations. Furthermore, to the extent Series AMZL acquires any additional properties, the risks described elsewhere in this “Risk Factors” would apply to those properties and the addition of those properties may have the effect of heightening many of the other risk and uncertainties set forth herein.

Risks Related to Tax Matters

Failure of Series AMZL to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to holders of ROX Series AMZL ETPs.

We intend to treat each Series, including Series AMZL, as a separate business entity for U.S. federal income tax purposes and ROX LP as a non-entity for U.S. federal income tax purposes. Consistent with this approach, the Internal Revenue Service (“IRS”) has issued proposed Treasury Regulations that provide that each individual series of a domestic series limited partnership will generally be treated as a separate entity formed under local law, with each such individual series’ classification for U.S. federal income tax purposes determined under general tax principles and the entity classification (“check-the-box”) rules. Although not expected based on the proposed Treasury Regulations, if the IRS were to adopt a different approach than the one adopted in the proposed Treasury Regulations and successfully challenge our treatment of each Series as a separate business entity and ROX LP as a non-entity for U.S. federal income tax purposes, we expect that ROX LP, together with every Series, would be treated as a single entity whose U.S. federal income tax treatment would be uncertain. For example,  ROX LP and every Series could be treated, collectively, as a single corporation with multiple classes of equity interests that has filed an election to be taxed as a REIT for U.S. federal income tax purposes. In that event, the timing, amount and character of distributions to holders of ETPs of each Series could be adversely impacted, and the ability of each Series to qualify as a REIT could be adversely impacted.

Failure of Series AMZL to qualify as a REIT would materially and adversely affect Series AMZL and the value of ROX Series AMZL ETPs.

Series AMZL has been organized and intends to operate in a manner that will enable it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. Series AMZL has not requested, and does not intend to request, a ruling from the IRS, that it will qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Therefore, we cannot guarantee that Series AMZL will qualify as a REIT or that Series AMZL will remain qualified as such in the future. If Series AMZL loses its REIT status, it will face significant tax consequences that would substantially reduce Series AMZL’s cash available for distribution to holders ROX Series AMZL ETPs for each of the years involved because:

•	Series AMZL would not be allowed a deduction for distributions to holders of ROX Series AMZL ETPs in computing its taxable income and would be subject to U.S. federal corporate income tax;
•	Series AMZL could be subject to increased state and local taxes; and
•

unless Series AMZL is entitled to relief under applicable statutory provisions, Series AMZL could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified.

Any such corporate tax liability could be substantial and would reduce the cash available for, among other things, Series AMZL’s operations and distributions to holders of ROX Series AMZL ETPs. In addition, if Series AMZL fails to qualify as a REIT, Series AMZL will not be required to make distributions to holders of ROX Series AMZL ETPs. As a result of all these factors, Series AMZL’s failure to qualify as a REIT also could impair its ability to expand its business and raise capital, and could materially and adversely affect the trading price of ROX Series AMZL ETPs.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of Series AMZL may affect Series AMZL’s ability to qualify as a REIT. To qualify as a REIT, Series AMZL must satisfy a number of requirements, including requirements regarding the ownership of ROX Series AMZL ETPs, requirements regarding the composition of Series AMZL’s assets and requirements regarding the sources of Series AMZL’s income. Also, Series AMZL must make distributions to its holders aggregating annually at least 90% of Series AMZL’s REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains.

In addition, legislation, new regulations, administrative interpretations or court decisions may materially and adversely affect investors of ROX Series AMZL ETPs, Series AMZL’s ability to qualify as a REIT for U.S. federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if Series AMZL qualifies as a REIT for U.S. federal income tax purposes, Series AMZL may be subject to some federal, state and local income, property and excise taxes on its income or property and, in certain cases, a 100% penalty tax, in the event Series AMZL sells property as a dealer. In addition, Series AMZL’s taxable REIT subsidiary, or TRS (if any), will be subject to income tax as a regular corporation in the jurisdictions in which it operates.

Series AMZL will require significant oversight as a result of Series AMZL’s election to qualify as a REIT.

We intend for Series AMZL to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. To qualify as a REIT, Series AMZL must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series AMZL ETPs. Satisfying these requirements involves monitoring various factual matters, applying highly technical and complex provisions of the Code and meeting ongoing reporting obligations, which may divert ROX GP’s and its affiliates’ attention from the operations of ROX LP and Series AMZL.

If the Series AMZL subsidiary is treated as a corporation for U.S. federal income tax purposes, Series AMZL may cease to qualify as a REIT.

We believe that certain Series AMZL subsidiaries qualify as disregarded entities or partnerships for U.S. federal income tax purposes. As disregarded entities or partnerships for U.S. federal income tax purposes, such Series AMZL subsidiaries will not be subject to U.S. federal income tax on their income. Instead, in the case of a Series AMZL subsidiary treated as a partnership for U.S. federal income tax purposes, each of the applicable Series AMZL subsidiary’s partners, including Series AMZL, will be required to include in its income its allocable share of the applicable Series AMZL subsidiary’s income. No assurance can be provided, however, that the IRS will not challenge such Series AMZL subsidiary’s status as a disregarded entity or partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating any such Series AMZL subsidiary as a corporation for U.S. federal income tax purposes, Series AMZL would fail to meet the gross income tests and could fail certain of the asset tests applicable to REITs. As a result, Series AMZL could cease to qualify as a REIT and the applicable Series AMZL subsidiary would become subject to U.S. federal income tax and may become subject to state and local income tax. The payment by such Series AMZL subsidiary of income tax would significantly reduce the amount of cash available to such Series AMZL subsidiary to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including Series AMZL.

Complying with the REIT requirements may affect Series AMZL’s profitability and may force Series AMZL to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, Series AMZL must continually satisfy tests concerning, among other things, the nature and diversification of assets, the sources of income and the amounts distributed to holders of ROX Series AMZL ETPs. Series AMZL may be required to liquidate or forgo otherwise attractive investments to satisfy the asset and income tests or to qualify under certain statutory relief provisions. Series AMZL also may be required to make distributions to holders of ROX Series AMZL ETPs at disadvantageous times or when Series AMZL does not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause Series AMZL: to sell assets in adverse market conditions; to borrow on unfavorable terms; or to distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could materially and adversely affect Series AMZL. Moreover, if Series AMZL is compelled to liquidate its investments to meet any of these asset, income or distribution tests, or to repay obligations to its lenders, Series AMZL may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

Series AMZL may be forced to borrow funds to maintain its REIT status, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause Series AMZL to curtail its investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect Series AMZL.

To qualify as a REIT, Series AMZL generally must distribute to holders or ROX Series AMZL ETPs, at least 90% of its REIT taxable income each year, determined without regard to the dividends paid deduction and excluding any net capital gains, and Series AMZL will be subject to U.S. federal corporate income taxes on its undistributed taxable income to the extent that it distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, each year. In addition, Series AMZL will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by the Series in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. To maintain REIT status and avoid the payment of income and excise taxes, Series AMZL may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Series AMZL’ access to third-party sources of capital depends on a number of factors, including the market’s perception of Series AMZL’ growth potential, its current debt levels, the market price of ROX Series AMZL ETPs and Series AMZL’s current and potential future earnings. We cannot assure you that Series AMZL will have access to such capital on favorable terms at the desired times, or at all, which may cause Series AMZL to curtail its investment activities and/or to dispose of assets at inopportune times, and could materially and adversely affect its financial condition, results of operations, cash flow, cash available for distributions to holders of ROX Series AMZL ETPs and per share trading price of ROX Series AMZL ETPs.

Ownership of taxable REIT subsidiaries, each referred to as a TRS, is subject to certain restrictions, and Series AMZL will be required to pay a 100% penalty tax on certain income or deductions if its transactions with its TRSs are not conducted on arm’s length terms.

Series AMZL may own securities in TRSs. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of the value of Series AMZL’s total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test, and not more than 20% of the value of Series AMZL’s total assets may be represented by securities of TRSs. We anticipate that the aggregate value of the stock and securities of any TRS and other nonqualifying assets that Series AMZL would own will be less than 25% (or 20%, as applicable) of the value of Series AMZL’s total assets, and Series AMZL will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, ROX GP intends to structure Series AMZL’s transactions with any TRSs that Series AMZL owns to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that Series AMZL will be able to comply with the above limitations or to avoid application of the 100% excise tax discussed above.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of ROX Series AMZL ETPs.

Dividends treated as “qualified dividend income” payable to U.S. stockholders that are individuals, trusts and estates are generally subject to tax at preferential rates, currently at a maximum federal rate of 20%. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates applicable to qualified dividend income. U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per ETP trading price of ROX Series AMZL ETPs.

The tax imposed on REITs engaging in “prohibited transactions” may limit Series AMZL’s ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although Series AMZL does not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of Series AMZL’s business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with Series AMZL’s characterization of its properties or that Series AMZL will always be able to make use of the available safe harbors.

The ability of ROX GP to revoke the REIT election of Series AMZL without the approval of holders or ROX Series AMZL ETPs may cause adverse consequences to such holders.

Our partnership agreement provides that ROX GP may revoke or otherwise terminate the REIT election of Series AMZL, without the approval of holders or ROX Series AMZL ETPs, if ROX GP determines that it is no longer in the best interest of Series AMZL to continue to qualify as a REIT. If Series AMZL ceases to qualify as a REIT, it would become subject to U.S. federal income tax on its net taxable income and it generally would no longer be required to distribute any of its net taxable income to holders or ROX Series AMZL ETPs.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. Series AMZL and holders of ROX Series AMZL ETPs could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

General Risk Factors

We are a newly formed entity and are subject to the risks of any newly established business enterprise, and we may not be able to successfully operate as a public company going forward.

As a newly formed business entity, we are subject to the risks of any newly established business enterprise. We cannot assure you that we will be able to successfully operate ROX LP as a publicly traded entity, including the requirements to timely meet disclosure requirements of the SEC, and comply with the Sarbanes-Oxley Act of 2002, as amended. Upon the completion of this offering, we will be required to develop and implement control systems and procedures to satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with the NYSE listing standards, and this offering and the concurrent offerings could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a public entity could materially and adversely affect us. In addition, we may not be able to effectively manage our anticipated growth, including in connection with any additional Series we expect to establish in the future, any of which could have a material adverse effect on us and Series AMZL.

Operational risks, including those associated with cyber security threats, may disrupt our businesses, result in losses or limit Series AMZL’s growth.

Series AMZL will rely heavily on the financial, technology, accounting, information and other data processing systems of us, ROX GP and RPS Securities and their affiliates. We, ROX GP, RPS Securities, their affiliates and Series AMZL face various security threats on a regular basis, including ongoing cyber security threats to and attacks on its information technology infrastructure that are intended to gain access to its proprietary information, destroy data or disable, degrade or sabotage its systems. These security threats could originate from a wide variety of sources, including unknown third parties, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our information technology networks and related systems.

The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Such attacks may target us, ROX GP, RPS Securities, their affiliates or Series AMZL because they may hold a significant amount of confidential and sensitive information, about investments, investors, each property and potential investments. As a result, we, ROX GP, RPS Securities, their affiliates and Series AMZL may face a heightened risk of a security breach or disruption with respect to this information resulting from an attack by computer hackers, foreign governments, cyber extortionists or cyber terrorists. If successful, these types of attacks on our systems or the systems of ROX GP, RPS Securities or their affiliates could, among other things:

•

result in unauthorized access to, destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours, ROX GP, RPS Securities or others, including personally identifiable and account information that could be used for competitive disruptive, destructive or otherwise harmful purposes and outcomes;

•	result in unauthorized access to or changes to our financial accounting and reporting systems and related data;
•	result in the theft of funds;
•	result in the inability to maintain building systems relied on by tenants;
•	require significant management attention and resources to remedy any damage that results;
•

subject us, ROX GP, RPS Securities, their affiliates or Series AMZL to regulatory penalties or claims for breach of contract, damages, credits, penalties or terminations of leases or other agreements; or

•	damage our reputation among tenants and investors.

There can be no assurance that the various procedures and controls we, ROX GP, RPS Securities or their affiliates use to mitigate these threats will be sufficient to prevent disruptions to their systems, especially because the cyber-attack techniques used change frequently or are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, Series AMZL could suffer substantial financial loss, increased costs, a disruption of its businesses, liability to its funds and holders of ROX Series AMZL ETPs, regulatory intervention or reputational damage. The costs related to these cyber or other security threats or disruptions may not be fully insured or indemnified by other means.

Failure to maintain the security of information and technology networks, including personally identifiable employee and investor information, intellectual property and proprietary business information could have a material adverse effect on us and Series AMZL.

We, ROX GP, RPS Securities, their affiliates and Series AMZL are subject to various risks and costs associated with the collection, handling, storage and transmission of sensitive information, including those related to compliance with U.S. and foreign data collection and privacy laws and other contractual obligations, as well as those associated with the compromise of the systems collecting that information. In the ordinary course of business, we, ROX GP, RPS Securities, their affiliates and Series AMZL collect and store sensitive data, including proprietary business information and intellectual property, and personally identifiable information in data centers and on networks. The secure processing, maintenance and transmission of this information are critical to our operations and that of ROX GP, RPS Securities, their affiliates and Series AMZL. There can be no assurance that investments to ensure integrity of these systems or actions to safeguard against failures or security breaches will provide protection. In addition, ROX GP, its affiliates and their employees may be the target of fraudulent emails or other targeted attempts to gain unauthorized access to proprietary or sensitive information. A significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of investor, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us, ROX GP, RPS Securities, their affiliates or Series AMZL by the U.S. federal and state governments, or other jurisdictions or by various regulatory organizations or exchanges. Such an event could additionally disrupt Series AMZL’s operations, damage our reputation or that of ROX GP, RPS Securities, their affiliates or Series AMZL, result in a loss of a competitive advantage, impact our or Series AMZL’s ability to provide timely and accurate financial data, and cause a loss of confidence in our services and financial reporting, which could materially adversely affect us and Series AMZL.

Third-party expectations relating to environmental, social and governance factors may impose additional costs and expose us and Series AMZL to new risks.

There is an increasing focus from certain investors and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in Series AMZL if they believe our or Series AMZL’s policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards. In addition, the criteria by which companies’ corporate responsibility practices are assessed are evolving, which could result in greater expectations of us and Series AMZL and cause us or Series AMZL to undertake costly initiatives to satisfy such new criteria. Alternatively, if we or Series AMZL elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third-party provider, some investors may conclude that our or Series AMZL’s policies with respect to corporate responsibility are inadequate. We or series AMZL may face reputational damage in the event that our or Series AMZL’s corporate responsibility procedures or standards do not meet the standards set by various constituencies. Furthermore, if our or Series AMZL’s competitors’ corporate responsibility performance is perceived to be greater than ours or Series AMZL, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we or Series AMZL communicate certain initiatives and goals regarding environmental, social and governance matters, we or Series AMZL could fail, or be perceived to fail, in our or Series AMZL’s achievement of such initiatives or goals, or we or Series AMZL could be criticized for the scope of such initiatives or goals. If we or Series AMZL fail to satisfy the expectations of investors, tenants and other stakeholders or our or Series AMZL’s initiatives are not executed as planned, our and Series AMZL’s reputation and financial results could be adversely affected.

We do not know whether an active, liquid and orderly trading market will develop for ROX Series AMZL ETPs or what the market price of ROX Series AMZL ETPs will be and as a result it may be difficult for you to sell ROX Series AMZL ETPs.

Prior to this offering, there has been no market for ROX Series AMZL ETPs, and an active trading market of ROX Series AMZL ETPs may never develop or be sustained. Additionally, the market value of ROX Series AMZL ETPs may decrease from the public offering price. As a result of these and other factors, you may be unable to resell ROX Series AMZL ETPs at or above the public offering price. The lack of an active market may impair your ability to sell ROX Series AMZL ETPs at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of ROX Series AMZL ETPs. The market price of ROX Series AMZL ETPs may be volatile, and you could lose all or part of your investment. Broad market and industry factors may negatively affect the market price of ROX Series AMZL ETPs, regardless of Series AMZL’s actual operating performance. The realization of any of these risks could have a dramatic and material adverse impact on the market price of ROX Series AMZL ETPs.

All net proceeds in excess of applicable expenses will be paid to the seller of the Series AMZL Property, which will cause investors in this offering to be diluted.

The Series AMZL subsidiary’s agreement with the seller of the Series AMZL property requires the Series AMZL subsidiary to pay any net proceeds in excess of applicable expenses from this offering to the seller of the Series AMZL property. As a result, a larger offering size will simply mean that the Series AMZL subsidiary will pay more for the Series AMZL property rather than the proceeds being used for some other purpose. This arrangement will cause immediate and potentially substantial dilution to purchasers of ROX AMZL ETPs in this offering.

Future issuances of ROX Series AMZL ETPs may have an adverse effect on the trading price of ROX Series AMZL ETPs.

We cannot predict the effect, if any, of future sales of ROX Series AMZL ETPs on the market price of ROX Series AMZL ETPs. Sales of substantial amounts of ROX Series AMZL ETPs or the perception that such sales could occur may adversely affect the prevailing market price for ROX Series AMZL ETPs. We may issue additional ROX Series AMZL ETPs in subsequent public offerings or private placements to make new investments or for other purposes. We are not required to offer any ROX Series AMZL ETPs (or any other ETPs) to existing holders of ROX Series AMZL ETPs on a preemptive basis. Therefore, it may not be possible for existing holders of ROX Series AMZL ETPs to participate in such future ETP issuances, which may dilute the existing interests of holders of ROX Series AMZL ETPs in Series AMZL.

Future offerings of debt or equity securities ranking senior to ROX Series AMZL ETPs may limit the operating and financial flexibility of Series AMZL and may adversely affect the market price of ROX Series AMZL ETPs.

If we decide to issue debt or equity securities of Series AMZL in the future ranking senior to ROX Series AMZL ETPs or Series AMZL otherwise incurs indebtedness, it is possible that these securities or indebtedness will be governed by an indenture or other instrument containing covenants restricting the operating flexibility of Series AMZL and limiting its ability to make distributions to the holders of ROX Series AMZL ETPs. Additionally, any convertible or exchangeable securities of Series AMZL that we issue in the future may have rights, preferences and privileges, including with respect to distributions, more favorable than those of ROX Series AMZL ETPs and may result in dilution to owners of ROX Series AMZL ETPs. Because our decision to issue debt or equity securities of Series AMZL in any future offering or otherwise incur indebtedness of Series AMZL will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of future offerings or financings by or related to Series AMZL, any of which could reduce the market price of Series AMZL and dilute the value of ROX Series AMZL ETPs.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Use of Proceeds,”  “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Property,” “Distribution Policy” and elsewhere in this prospectus constitute forward-looking statements. These forward-looking statements are based on our beliefs, assumptions and expectations of the future performance of ROX LP, Series AMZL and ROX Series AMZL ETPs, taking into account information currently available to us as of the date of this prospectus. In some cases, you can identify forward‑looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology. Statements regarding the following subjects, among others, are forward-looking by their nature:

•	use of proceeds of this offering;
•	the ability of Series AMZL to complete the acquisition of the Series AMZL property on the anticipated timeline or at all;
•	ROX LP’s and Series AMZL’s business strategy;
•	Series AMZL’s expected leverage;
•	Series AMZL’s and the Series AMZL subsidiary’s ability to obtain future financing arrangements, if needed;
•	estimates or statements relating to, and Series AMZL’s ability to make, future distributions;
•	Series AMZL’s ability to compete in the marketplace;
•	market, industry and economic trends; and
•	Series AMZL’s ability to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes.

Our beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If any such change occurs, the business, financial condition, liquidity, results of operations and prospects of ROX LP or Series AMZL, the ability of Series AMZL to satisfy its debt service obligations (if any), the ability of Series AMZL to make cash distributions to the holders of ROX Series AMZL ETPs and the market price of ROX Series AMZL ETPs may vary materially from those expressed in, or implied by, our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to ROX Series AMZL ETPs, along with, among others, the following factors that could cause actual results to vary from our forward-looking statements:

•	the factors referenced in this prospectus, including those set forth under “Risk Factors” and “Business and Property”;
•

our ability and the ability of the Series AMZL property manager to successfully operate the Series AMZL property and generate sufficient operating cash flows to make and sustain distributions to holders of ROX Series AMZL ETPs;

•	the ability of RPS Securities to adequately provide advisory services to us;
•	general volatility of the capital markets;
•	defaults on or non-renewal of the lease by the Series AMZL tenant and Series AMZL’s ability to re-lease the Series AMZL property at or above current market rates;
•	adverse economic or real estate conditions generally, and specifically, in the State of California;
•	risks associated with an investment in real estate assets, which are illiquid, and with trends in the real estate industry;
•	costs to comply with government regulations, including environmental remediations;
•	potential losses that may not be covered by insurance;

•	changes in Series AMZL’s investment objectives and business strategy;
•

our dependence on RPS Securities and the Series AMZL property manager and our ability to find a suitable replacement if RPS Securities or the Series AMZL property manager were to terminate the applicable agreement related to Series AMZL or Series AMZL property;

•	limitations on Series AMZL’s business due to the REIT qualification requirements; and
•	the degree and nature of competition related to Series AMZL or the Series AMZL property.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not rely on these forward-looking statements, which apply only as of the date of this prospectus. We are not obligated, and do not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws.

USE OF PROCEEDS

We estimate that the aggregate net proceeds from this offering, after deducting the underwriting discounts and commissions payable by Series AMZL, will be approximately $83.5 million based on an assumed initial public offering price of $        per ROX Series AMZL ETP, which is the price required to fund the acquisition of the Series AMZL property and the related items set forth below.

•	$81.0 million to acquire the Series AMZL property from the current owner, subject to closing pro-rations and adjustments;
•	approximately $165,000 of cash reserves related to Series AMZL;
•	approximately $660,000 of real estate transaction costs related to the acquisition of the Series AMZL property, including reimbursements to ROX Parent; and
•	approximately $ million of a transaction and expense fee to RPS Securities.

Any excess net proceeds due to a higher price per ROX Series AMZL ETP, after deducting the transaction and expense fee to RPS Securities applicable to such excess, will be paid to the current owner of the Series AMZL property as additional purchase price consideration. For additional information regarding the reimbursements to ROX Parent, please see “Certain Relationships and Related Party Transactions.”

DISTRIBUTION POLICY

We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on               , 2021, based on a distribution rate of $       per ROX Series AMZL ETP for a full quarter. On an annualized basis, this would be $       per ROX Series AMZL ETP, or an annualized distribution rate of approximately        % based on the price required to fund the acquisition of the Series AMZL property. We estimate that this initial annual distribution rate will represent approximately      % of Series AMZL’s estimated cash available for distribution to holders of ROX Series AMZL ETPs for the twelve months ending                  ,                . Our intended initial annual distribution rate has been established based on Series AMZL’s estimate of cash available for distribution for the twelve months ending               ,           , which we have calculated based on adjustments to Series AMZL’s pro forma net income for the twelve months ended                  ,            . This estimate was based on Series AMZL’s pro forma operating results and does not take into account its long-term business and growth strategies, nor does it take into account any unanticipated expenditures it may have to make or any financings for such expenditures. In estimating Series AMZL’s cash available for distribution for the twelve months ending          ,          , we have made certain assumptions as reflected in the table and footnotes below.

Because we have made the assumptions described herein in estimating Series AMZL’s cash available for distribution, we do not intend this estimate to be a projection or forecast of Series AMZL’s actual results of operations, liquidity or financial condition, and we have estimated Series AMZL’s cash available for distribution for the sole purpose of determining its estimated initial annual distribution amount. Our estimate of Series AMZL’s cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of Series AMZL’s liquidity or its ability to make distributions. In addition, the methodology upon which we made the adjustments described herein is not necessarily intended to be a basis for determining future distributions.

We intend to maintain Series AMZL’s initial distribution rate for the 12 months following the completion of this offering unless its results of operations, liquidity, cash flows, financial condition, prospects, economic conditions or other factors differ materially from the assumptions used in projecting Series AMZL’s initial distribution rate. We believe that our estimate of Series AMZL’s cash available for distribution constitutes a reasonable basis for setting the initial distribution rate. However, we cannot assure you that our estimate will prove accurate, and actual distributions may therefore be significantly below the expected distributions. Series AMZL’s actual results of operations will be affected by a number of factors, including the revenue received from the Series AMZL property, Series AMZL’s operating expenses, interest expense (if any) and unanticipated capital expenditures. Series AMZL may, from time to time, be required, or elect, to incur debt or otherwise to pay distributions.

We cannot assure you that Series AMZL’s estimated distributions will be made or sustained or that ROX GP will not change its distribution policy in the future. Any distributions will be at the sole discretion of ROX GP, and their form, timing and amount, if any, will depend upon a number of factors, including Series AMZL’s actual and projected results of operations, liquidity, cash flows and financial condition, the revenue Series AMZL actually receives from the Series AMZL property, Series AMZL’s operating expenses, its debt service requirements (if any), its capital expenditures, prohibitions and other limitations under its financing arrangements (if any), its REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as ROX GP deems relevant. For more information regarding risk factors that could materially and adversely affect Series AMZL and its ability to make cash distributions, please see “Risk Factors.” If Series AMZL’s operations do not generate sufficient cash flow to enable it to pay our intended or required distributions, Series AMZL may be required either to fund distributions from working capital, incur debt or raise equity or to reduce such distributions.

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay tax at the corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “U.S. Federal Income Tax Considerations.” We anticipate that Series AMZL’s estimated cash available for distribution will be sufficient to enable it to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, Series AMZL may be required to make distributions in excess of cash available for distribution to meet these distribution requirements or to avoid or minimize the imposition of tax and Series AMZL may need to borrow funds to make certain distributions.

The following table sets forth calculations relating to the estimated initial distribution based on Series AMZL’s pro forma net income for the twelve months ended                 ,       and is provided solely for the purpose of illustrating the estimated initial distribution and is not intended to be a basis for determining future distributions. Dollar amounts are in thousands except per ROX Series AMZL ETP amounts.

CAPITALIZATION

The following table sets forth Series AMZL’s actual capitalization at December 31, 2020, and its pro forma capitalization as of December 31, 2020, after giving effect to this offering, the acquisition of the Series AMZL property and the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus, based on an initial public offering price of $     per ROX Series AMZL ETP. This table should be read in conjunction with the sections entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Series AMZL’s historical and pro forma financial statements and related notes included elsewhere in this prospectus.

	December 31, 2020
	Actual	Pro Forma (1)

Total debt	$—	$—
1 ROX Series AMZL ETP outstanding, actual, and ROX Series AMZL ETPs outstanding, pro forma	100	—
Total equity	100	—
Total capitalization	$100	$—
(1)

ROX Parent currently holds one ROX Series AMZL ETP in Series AMZL for which it made a capital contribution of $100. Upon the completion of this offering, Series AMZL shall redeem that ETP from ROX Parent for the original capital contribution of $100.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion pertains to the financial condition, results of operations and liquidity of Series AMZL. ROX Financial LP has no business operations other than those of any Series. On a combined basis, ROX Financial LP has no business operations during the period from its inception on January 15, 2020 through December 31, 2020. This discussion should be read together with “Business and Property,” the pro forma consolidated financial statements and the historical consolidated balance sheet, including the related notes to each of these financial statements, of Series AMZL that are included elsewhere in this prospectus. Where appropriate, this discussion includes the effects of the completion of the acquisition of the Series AMZL property, the completion of this offering and the use of the net proceeds therefrom. This discussion also contains forward-looking statements based upon current expectations that involve risks and uncertainties. The actual results of Series AMZL may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under “Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Overview

ROX Financial LP

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. Each Series is intended to be a permanent capital vehicle, and we expect each Series to be independently listed on a national stock exchange. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

Concurrently with this offering, we are conducting ETP offerings of two other Series, or the concurrent offerings. Each of the three Series will indirectly own a stabilized, income-generating property located in a primary market and subject to a long-term lease with a single investment-grade credit tenant that provides for periodic contractual rental escalations with a single investment-grade credit tenant. The closing of each offering and the acquisition of the related Series property are independent and are not conditioned on the closing of any other offering or acquisition.

Series AMZL

This prospectus relates to the initial offering of ROX Series AMZL ETPs. On November 19, 2020, Series AMZL was created for the purpose of acquiring the Series AMZL property. Additionally, on November 19, 2020, ROX AMZL Oakley CA LLC, a wholly-owned subsidiary of Series AMZL, entered into a definitive agreement to purchase the Series AMZL property. The Series AMZL property is a 145,503 square foot delivery station completed in 2020. The Series AMZL property is fully leased to the Series AMZL tenant under a 12-year, triple net lease that commenced on September 15, 2020 and expires on September 30, 2032, with tenant options to extend. The Series AMZL lease is guaranteed by the Series AMZL guarantor, who guarantees the payment of all present and future payment obligations that are not paid under the Series AMZL lease up to 100% of the remaining base rent obligations under the Series AMZL lease, which includes any applicable rent escalations, but not any additional rent obligations under the lease, which generally address property operating expenses. As of December 31, 2020, the Series AMZL guarantor was rated AA- by Standard & Poor’s and A2 by Moody’s. However, the Series AMZL guarantor’s credit rating is not a recommendation to buy, sell or hold any ROX Series AMZL ETPs and may be subject to revision or withdrawal at any time. The acquisition of the Series AMZL property by the Series AMZL subsidiary is subject to the completion of this offering and customary closing conditions.

Series AMZL will derive substantially all of its revenues from rents received from the Series AMZL lease. Minimum scheduled rent payments due under the Series AMZL lease for the first year of the lease are $3,225,754. Pursuant to the terms of the Series AMZL lease, rent payments escalate by 2.0% annually during the initial 12-year lease term. Series AMZL will begin recognizing revenues related to the Series AMZL lease upon the closing of the Series AMZL property acquisition. The Series AMZL property will be the sole property of Series AMZL upon the closing of this offering.

Results of Operations

During the period from November 19, 2020 through the date of this prospectus, Series AMZL had no operations. Operations will commence upon the concurrent completion of this offering and the acquisition of the Series AMZL property.

COVID-19 Pandemic

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, have already had a significant adverse impact on economic and market conditions around the world, including the United States and California, where the Series AMZL property is located. The impact of the COVID-19 pandemic continues to evolve. California initially reacted to the COVID-19 pandemic by instituting quarantines, restrictions on travel, “shelter in place” rules, stay-at-home orders, density limitations, social distancing measures, and restrictions on types of business that may continue to operate. Although some state governments and other authorities were in varying stages of lifting or modifying some of these measures, California has generally been forced to reinstitute these measures and may, in the future, impose new, more restrictive measures if the risks, or the perception of the risks, related to the COVID-19 pandemic worsen at any time. Furthermore, although in certain cases, exceptions are available for essential retail, research and laboratory activities and essential building services, such as cleaning and maintenance, there can be no assurance that such exceptions will enable us to avoid adverse impacts on us or Series AMZL. In addition, there can be no assurance as to how long restrictions intended to prevent the spread of COVID-19 may remain in place, and even if such restrictions are lifted, they may be reinstituted at a later date.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic or restrictions intended to prevent its spread. Nevertheless, the ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, and the current financial, economic and capital markets environment and future developments in these and other areas present material risks and uncertainties and could also have a material adverse effect on us and Series AMZL. Please see “Risk Factors— The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, could have a material adverse effect on us and Series AMZL.”

Critical Accounting Policies

ROX LP, as an emerging growth company, has elected to use the extended transition period that allows us and Series AMZL to defer compliance with new or revised accounting standards. This allows ROX LP and Series AMZL to adopt new or revised accounting standards as of the effective date for nonpublic business entities. In certain circumstances, ROX LP and Series AMZL may early adopt the standards if allowed. The accounting policies of ROX LP and Series AMZL are the same. It is Series AMZL’s policy to evaluate the impact of new accounting standards for application to its business, financial condition, results of operations and cash flows as they become known.

The accounting policies of Series AMZL are determined in accordance with generally accepted accounting principles, or GAAP. The preparation of its consolidated financial statements requires management to make estimates and assumptions that are subjective in nature and, as a result, the actual results could differ materially from the estimates. A summary of significant accounting policies and procedures are included in “Note 2 - Significant Accounting Policies” contained in the consolidated financial statements of Series AMZL, which relate to the period prior to the commencement of its business operations.

Series AMZL believes the critical accounting policies described below, among others, will require management to make significant estimates and assumptions used in the preparation of its consolidated financial statements upon the commencement of its business operations.

Investments in Real Estate

Investments in real estate are carried at cost less accumulated depreciation and impairment losses, if any. The cost of investments in real estate reflects their purchase price. It is Series AMZL’s policy to depreciate land improvements over 15 years, buildings over 40 years and building improvements over 15 years. Lease incentives, in-place leases, above-market and below-market leases, and tenant improvements are amortized over the remaining initial lease term of the acquired lease. Amortization of in-place leases is recorded as amortization expense and amortization of above-market and below-market leases is recorded as an increase or decrease to rental revenues in the consolidated statement of operations. In the event that a tenant terminates an acquired lease prior to its expiration, the unamortized portion of the related intangible assets and liabilities is accelerated over the shortened lease period. Maintenance and repairs are expensed as incurred and major improvements are capitalized when they extend the useful life or improve the productive capacity of the property.

Series AMZL will evaluate each property acquisition to determine whether it should be accounted for as an asset acquisition or a business combination. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, then the transaction is considered to be an asset acquisition. Series AMZL intends for the acquisition of the Series AMZL property to be accounted for as an asset acquisition.

The purchase price of an acquired property accounted for as an asset acquisition will be allocated to tangible assets and intangible assets and liabilities based on their relative fair values. Tangible assets generally include land, land improvements and buildings. Intangible assets may include the value of acquired in-place leases, above-market and below-market leases, and other identifiable intangible assets based on specific lease or property characteristics. Transaction costs incurred in connection with an asset acquisition are capitalized and included as part of the purchase price.

The fair value of tangible assets of an acquired property will be determined by valuing the property as if it were vacant utilizing a number of sources, including real estate valuations prepared by independent valuation firms. Management also considers information and other factors, including market conditions, the industry that the tenant operates in, characteristics of the real estate, such as location, size, demographics, value and comparative rental rates, tenant and/or guarantor credit profile and the importance of the location of the real estate to the operations of the tenant’s business. Management’s assessment of a tenant’s and/or guarantor’s credit profile includes, when available, reviews of reports and filings (including public credit ratings, financial statements and debt and equity analyst reports), corporate credit spreads, stock prices, market capitalization and other financial metrics. Series AMZL also uses the information obtained as a result of the pre-acquisition due diligence to evaluate potential asset retirement obligations and, when necessary, will record an asset retirement obligation as part of the purchase price allocation.

The estimated fair value of an acquired in-place lease equals the costs that would have been incurred to lease the property to its occupancy level at the date of acquisition. The in-place lease is amortized as of the date of acquisition over the remaining initial noncancellable term of the lease to amortization expense. Acquired above-market and below-market lease values are amortized based on their present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and management’s estimate of the fair market value lease rate at the time of acquisition.

Impairment of Long-Lived Assets

Long-lived assets of Series AMZL generally consist of the tangible and intangible assets associated with its real estate investment. Long-lived assets to be held and used are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If, and when, such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. Such cash flows include expected future operating income, as adjusted for trends and prospects, as well as the effects of demand, competition and other factors. An impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. A significant judgment is made as to if and when impairment should be taken. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Assumptions and estimates used in the recoverability analyses for future cash flows, discount rates and capitalization rates are complex and subjective. In evaluating long-lived assets for recoverability, management considers current market conditions, as well as its intentions with respect to holding or disposing of the asset. Management’s intentions with regard to the underlying assets might change as market conditions change, as well as due to other factors. The valuation of impaired assets is determined using generally accepted valuation techniques, including discounted cash flow analysis, income capitalization, analysis of recent comparable sales transactions, actual sales negotiations, and purchase offers received from third parties. A single valuation technique or multiple valuation techniques, as appropriate, may be used when estimating the fair value of real estate. Changes in economic and operating conditions or management’s intentions with regard to holding or disposing of the asset that occur subsequent to an impairment analyses could impact the assumptions used and results of future impairment analysis.

Revenue Recognition

The rental revenues of Series AMZL will be substantially derived from the rent received from the Series AMZL tenant. The Series AMZL lease is expected to be classified as an operating lease. Series AMZL’s revenue recognition policy is to recognize minimum base rents on a straight-line basis over the noncancelable term of the Series AMZL lease when collection of the lease payment is probable. The difference in rent received and the amount of rental revenue recognized on a straight-line basis is recorded as a tenant receivable or prepaid rent liability in the consolidated balance sheet. Capitalized above-market and below-market lease values resulting from the acquisition of the property are amortized as a decrease or increase, respectively, to rental income over the estimated period the tenant is expected to be leasing the property. Accurately estimating the term of the tenant lease is critical to the amount of revenue recognized and to the valuation of the tenant receivable or prepaid rent liability. Management also takes into account whether the collectability of rent is reasonably assured in determining the amount of straight-line rent to record. Any lease payments received from the tenant in advance of their due dates are deferred and recognized as a liability in the consolidated balance sheet.

The Series AMZL lease agreement contains provisions requiring the Series AMZL tenant to assume responsibility for operating costs of the property, including but not limited to property taxes, property insurance, common area maintenance, utilities and other third-party maintenance expenses. Under Accounting Standards Codification 842, Leases, or ASC 842, Series AMZL elected the practical expedient upon adoption at its inception on November 19, 2020 to combine common area maintenance, utilities and other recoveries from the tenant, which each meet the definition of non-lease components, with rental revenues because the recognition pattern of these non-lease components, which are not the predominant components of the lease, is the same as the lease component. The revenues related to non-lease components are recognized in the same period as the related expenses are incurred. Recoveries from the tenant related to property taxes and property insurance costs are not considered components of a lease and therefore no financial consideration from a lease is allocated to these expense reimbursements because they do not result in the transfer of a good or service to a tenant. Series AMZL records operating expenses related to the Series AMZL property on a net basis in the Series AMZL consolidated statement of operations when the tenant pays these costs directly to the third-party. Operating expenses that are paid by the Series AMZL property that are subject to recovery from the Series AMZL tenant pursuant to the Series AMZL lease are recorded on a gross basis in the Series AMZL consolidated statement of operations. Rental revenues associated with recoveries from the Series AMZL tenant are considered variable lease income and therefore are not included in the calculation of straight-line rent. Such amounts are recognized as income when the amounts are earned.

To limit counterparty credit risk, we will typically seek to enter into leases with tenants with favorable credit ratings.  However, we will regularly assess the collectability of tenant receivables by, among other things, evaluating the tenant’s payment history, changes in the tenant’s and/or guarantor’s credit profile, changes in the business performance at the property and new market developments and relevant current economic factors.  As noted above, management’s assessment of a tenant’s and/or guarantor’s credit profile includes, when available, reviews of reports and filings (including public credit ratings, financial statements and debt and equity analyst reports), corporate credit spreads, stock prices, market capitalization and other financial metrics. If the probability of collection of rental income is reassessed during the lease term and no longer deemed probable, rental revenues for the tenant cease to be accounted for on a straight-line basis. In the period in which collectability is assessed and deemed unlikely, rental revenues for the specific tenant are recorded on a cash basis for this period and for future periods until either the lease expires, otherwise terminates or the circumstances negatively impacting the probability of collection are relieved. In addition, any related tenant receivables and accrued straight-line rent receivable are reversed in the period in which collectability is assessed and deemed unlikely and any future collection of these amounts is also recognized on a cash basis.

Leases

Under ASC 842, a lessor lease is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the tenant at the end of the lease term, (ii) the tenant has a purchase option that is reasonably expected to be exercised, (iii) the lease term is for a major part of the economic life of the leased property, (iv) the present value of the future lease payments and any residual value guaranteed by the tenant that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the leased property, and (v) the leased property is of such a specialized nature that it is expected to have no future alternative use at the end of the lease term. If one or more of these criteria are met, the lease will generally be classified as a sales-type lease, unless the lease contains a residual value guarantee from a third party other than the tenant, in which case it would be classified as a direct financing lease under certain circumstances in accordance with ASC 842. The acquired in-place Series AMZL lease at the Series AMZL property is expected to be classified as an operating lease.

Offering Costs

In connection with this offering of ROX Series AMZL ETPs, affiliates of Series AMZL have or will incur legal, accounting, and related costs that will be paid by RPS Securities and its affiliates, a related party advisory services provider.  RPS Securities and its affiliates are solely responsible for bearing these offering costs in accordance with the services agreement. For bearing these offering costs, RPS Securities receives a transaction and expense fee from Series AMZL that is solely contingent upon the completion of the offering. This fee will be capitalized and recorded as a reduction of partners’ capital on the consolidated balance sheet of Series AMZL.

Underwriting Discounts and Commissions

In connection with this offering, Series AMZL will incur underwriting discounts and commissions, which will be paid by Series AMZL.  Such costs will be deducted from the proceeds of this offering when it is consummated and recorded as a reduction of partners’ capital on the consolidated balance sheet of Series AMZL.

Income Taxes

Series AMZL intends to elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. Series AMZL believes that it has been established and intends to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT commencing with such taxable year. To qualify as a REIT, Series AMZL must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series AMZL ETPs. If Series AMZL fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series AMZL qualifies for taxation as a REIT, Series AMZL may be subject to certain U.S. federal, state and local taxes on its income or property. For additional information on income taxes, please see “U.S. Federal Income Tax Considerations.”

Liquidity and Capital Resources

We estimate that the net proceeds from this offering, after deducting the underwriting discounts and commissions payable by Series AMZL, will be approximately $83.5 million based on an assumed initial public offering price of $      per ROX Series AMZL ETP. We are dependent upon the net proceeds from this offering to acquire the Series AMZL property and to pay the related transaction and advisory fees associated with this acquisition. If this offering is unsuccessful, the Series AMZL property will not be acquired.

Series AMZL’s short-term liquidity requirements following the completion of this offering will primarily consist of operating expenses and other expenditures directly associated with its investment in real estate property. In addition, Series AMZL will require funds for future distributions expected to be paid to the holders of ROX Series AMZL ETPs following completion of this offering. Series AMZL intends to satisfy its short-term liquidity requirements through cash reserves from this offering and cash flow generated from the rental revenues associated with the Series AMZL lease. The Series AMZL lease, which is with a single tenant for 100% of the property, commenced on September 15, 2020 and will expire on September 30, 2032, with tenant options to extend. Annualized base rent payments for the first year of the Series AMZL lease, beginning on September 15, 2020, are $3,225,754. The rent payable pursuant to the Series AMZL lease escalates by 2.0% annually during the initial 12-year term, with the first rent escalation taking effect on October 1, 2021.

Series AMZL’s long-term liquidity requirements will primarily consist of property maintenance and capital improvement costs.

To achieve and maintain Series AMZL’s qualification as a REIT, Series AMZL must make distributions to the ROX Series AMZL ETP holders aggregating annually at least 90% of Series AMZL’s REIT taxable income excluding capital gains. As a result of this requirement, Series AMZL cannot rely on retained earnings to fund its business needs to the same extent as other entities that are not REITs. If Series AMZL does not have sufficient funds from its operations to fund its business needs, Series AMZL will need to find alternative ways to fund those needs. Such alternatives may include incurring indebtedness or issuing equity securities in public or private transactions, the availability and attractiveness of the terms of which cannot be assured.

As of December 31, 2020, Series AMZL had $100 of cash resulting from the initial investment from ROX Parent to ROX LP which was allocated to Series AMZL in exchange for one ETP of Series AMZL issued to ROX Parent. We believe that following the completion of this offering, Series AMZL will have access to sufficient capital to meet its capital needs for the foreseeable future.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the first or second annual report on Form 10-K. Only in the event that we are deemed to be a large-accelerated filer or an accelerated filer and no longer an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements. Prior to the closing of this offering, we will not have completed an assessment of our internal controls, nor will our auditors have tested our systems.

Related Party Transactions

We have entered into an agreement with RPS Securities whereby Series AMZL will pay certain fees for management and advisory services. We have also entered into a license agreement with ROX Parent to receive a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property. Please see “Certain Relationships and Related Party Transactions,” “Services Agreement with RPS Securities” and “License Agreement with ROX Parent.”

Off-Balance Sheet Arrangements, Commitments, Contractual Obligations and Quarterly Results

As of December 31, 2020, Series AMZL did not have any off-balance sheet arrangements, commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as Series AMZL has not conducted operations to date.

Quantitative and Qualitative Disclosures About Market Risks

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices and other market changes that affect market sensitive instruments. In pursuing its business plan, we expect that the primary market risk to which Series AMZL will be exposed is inflation.

We expect Series AMZL will be exposed to inflation risk as income from the long-term lease with the Series AMZL tenant will be the sole source of its cash flows from operations. Rent escalation provisions in the Series AMZL lease are designed to mitigate the adverse impact of inflation on  Series AMZL. However, due to the long-term nature of the lease, such rent escalations may not increase enough to cover inflation.

BUSINESS AND PROPERTY

ROX LP Overview

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership, that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. Each Series is intended to be a permanent capital vehicle, and we expect each Series to be independently listed on a national stock exchange. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law. ROX LP intends to treat each Series, including Series AMZL, as a separate business entity for U.S. federal income tax purposes and ROX LP as a non-entity for U.S. federal income tax purposes. ROX LP further intends for each Series, including Series AMZL, to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021.

Concurrently with this offering, we are conducting ETP offerings of two other Series, or the concurrent offerings. The three Series are Series AMZL, which will own a logistics property tenanted by Amazon.com Services LLC, Series NKES, which will own a retail property tenanted by NIKE Retail Services, Inc., and Series WALG, which will own a retail property tenanted by Walgreen Co. Each of the three Series will indirectly own a stabilized, income-generating property located in a primary market and subject to a long-term lease that provides for periodic contractual rental escalations with a single investment-grade credit tenant.

The acquisition of the property to be held by Series AMZL and its subsidiaries, or the Series AMZL property, is subject to the completion of this offering and customary closing conditions. The completion of each offering and the acquisition of the related Series property are independent and are not conditioned on the completion of any other concurrent offering or acquisition.

Commercial Real Estate Investing Overview

For generations, the wealthiest individuals and largest institutions often allocated substantial portions of their investment portfolios to income-producing commercial real estate. These investors frequently hold interests in stabilized, high-quality properties located in primary markets because they can offer a combination of potential benefits as part of a well-diversified investment portfolio, including the ability to realize:

•	inflation mitigated income;
•	capital appreciation;
•	low to moderate volatility; and
•	low to moderate correlation to the broader equity and debt public markets.

Unfortunately, the vast majority of commercial real estate has been owned and traded privately and has frequently been viewed as an “alternative asset” because it is opaque, complex and illiquid. Public market access to single property commercial real estate has thus far been missing, and among the thousands of securities listed on national exchanges, we believe none provide access to the risk-adjusted total return characteristics of single property commercial real estate. We believe the time has come for the market for single property commercial real estate to evolve.

Mission

Our mission is to make single property commercial real estate investing accessible, transparent and liquid for everyone.

Establishing ETPs as a Differentiated Investment Opportunity

We believe there is a significant market opportunity to broaden access to commercial real estate investing by offering investors access to individual properties listed on a national exchange. Following this offering and the concurrent offerings, we plan to periodically offer ETPs of additional Series that represent a diverse variety of property types and locations with the goal of empowering investors to invest in a single property or build a portfolio of specific properties based on their individual criteria. Our model is built specifically to leverage the economies of scale enabled by technology and our innovative structure to lower fees and execution costs.

We believe we are participating in the third wave of a paradigm shift in the commercial real estate industry as described by Dr. Peter Linneman in the Wharton Real Estate Review’s “Forces Changing the Real Estate Industry Forever.”  When he released the study in 1997, Dr. Linneman predicted considerable growth would occur over the next twenty to thirty years if commercial real estate operators made significant and radical changes toward increased transparency, professionalism and consolidation.

The first shift was the exponential growth of the financial markets and securities trading, including mutual funds and exchange traded funds, in the broader markets and REITs and commercial mortgage-backed securities in the real estate market. Although the majority of commercial real estate is still traded privately, we believe this shift demonstrates the willingness of operators and investors to embrace the benefits of public real estate securities.

The second shift was the globalization and consolidation of the banks and insurance companies that were the traditional lenders to the capital intensive commercial real estate industry. When combined with the considerable growth of technology and the internet, this shift encouraged the emergence of larger, more professional commercial real estate companies. Investors came to expect, then demand, transparent and timely information related to the performance of all of their investments, from their listed equity securities to their private real estate funds. These demands have become increasingly essential in the wake of the economic changes, especially the increased focus on risk, brought about by the COVID-19 pandemic.

The final shift encourages operators to embrace efficiencies and focus on their core competencies of financing, development and managing properties. Real estate operators are increasingly exploring new technology services to market and lease space, enhance their relationship with their tenants and gather and analyze asset management data. We believe the ability to efficiently sell individual assets on a programmatic basis is the natural evolution of this shift. New technology enabled investment vehicles like crowdfunding and tokenization have shown promise, but they lack liquidity, offer inconsistent governance and generally do not provide access to institutional quality properties. We believe ETPs offer a more comprehensive and more scalable solution that provides compelling benefits for both real estate operators and investors.

What Distinguishes ETPs From Exchange Listed Equity REITs

While both ETPs and exchange listed equity REITs are public real estate securities, they have several differentiated characteristics.

In general, exchange listed equity REITs own actively managed portfolios of real estate assets and generate income primarily through rental income. Their management teams employ varying levels of debt across their portfolios and they actively acquire, dispose of and develop properties in accordance with their investment criteria. Although often focused on a single real estate sector, exchange listed equity REITs typically hold assets with a wide range of characteristics, such as core, value-add and opportunistic, with multiple tenants located in several geographic regions. The investment performance of exchange listed equity REITs is often benchmarked against the MSCI US REIT Index, a free float-adjusted market capitalization weighted index that is comprised of exchange listed equity REITs. The MSCI US REIT Index posted a five-year total return of 5.6% through December 31, 2020. However, for the year ended December 31, 2020, the MSCI US REIT Index posted a total return of negative 7.6%, as many large sectors such as office and hospitality were disproportionately impacted by the COVID-19 pandemic. Total return calculations reflect stock price performance, assuming contemporaneous reinvestment of all dividends and other distributions, and does not account for tax effects.

The investment characteristics of ETPs, on the other hand, are much more focused. ETPs provide direct exposure to a specific core property, with a specific tenant bound by a long-term lease with contractual rent escalations. We believe ETPs will generate more predictable cash flow and will be more defensive and less volatile than exchange listed equity REITs. For these reasons, we believe ETPs will have a differentiated risk-return profile from exchange listed equity REITs and both securities can play an independent role in an investor’s overall investment portfolio composition.

While there is no accepted benchmark yet for ETPs, we believe the National Council of Real Estate Investment Fiduciaries (NCREIF) Open End Diversified Core Equity Index, known as the NFI-ODCE Index, is an appropriate data point. NFI-ODCE Index is a widely followed fund index that provides a historical measurement of core commercial real estate returns. Funds included in the NFI-ODCE Index invest directly in private equity real estate and operate under a strict set of criteria that include some investment characteristics that are similar to those of ETPs, including lower risk strategies utilizing low leverage and equity ownership positions in stable U.S. operating properties. The NFI-ODCE Index is capitalization-weighted, gross of fee and time-weighted and tracked 26 funds, totaling $270.9 billion of gross real estate assets as of December 31, 2020, according to NCREIF. The NFI-ODCE Index posted a five-year total return, gross of fees, of 6.2%, 60 basis points better than then MSCI US REIT Index during that period. In addition, for the year ended December 31, 2020, the NFI-ODCE Index posted an annual total return, gross of fees, of 1.2%, significantly outperforming the MSCI US REIT Index.

However, the comparability of ETPs and the NFI-ODCE Index may be limited due to the differences between ETPs and the funds represented in the NFI-ODCE Index, including with respect to the size, asset classes, geographic concentrations, leverage targets and investment strategies of such funds (all of which own several commercial real estate assets of varying quality that are subject to various types and terms of leases, tenant credit qualities and other characteristics). The information regarding total return achieved by the NFI-ODCE Index is not a prediction, indication or guarantee of the returns that any ETP may achieve in the future, and we can offer no assurance that any ETP will be able to achieve such returns. Moreover, the NFI-ODCE Index performance data includes periods with economic characteristics, interest rate environments and other market forces that are significantly different from those any ETP faces today and may face in the future. An ETP’s future performance may not outpace, and may be significantly outpaced by, the NFI-ODCE Index and/or the MSCI US REIT Index. Accordingly, you should not place undue reliance on the past performance data set forth above and elsewhere in this prospectus.

The total size of the United States commercial real estate market has been estimated to be $16 trillion by the National Association of Real Estate Investment Trusts, or Nareit, a trade association for REITs with about half of this amount qualifying as institutional quality. Nareit data also shows that the 179 exchange listed equity REITs have a market capitalization of $1.2 trillion equating to approximately 15.0% of the United States’ institutional grade commercial real estate. We believe there is ample room for both ETPs and exchange listed equity REITs as more private real estate assets are owned and operated through public vehicles. Just as single asset securities have become ubiquitous in the equity and debt markets and are synergetic with portfolio securities like exchange traded funds and mutual funds, we believe ETPs can become synergistic with exchange listed equity REITs and enhance real estate investing opportunities for all.

ETP Benefits to Investors

We aim for ETPs to become a common investment product for investors seeking access to attractive risk-adjusted returns that can help build a well-balanced, diversified portfolio. ETP investor benefits include:

Accessibility: Investors will have the ability to purchase economic interests of individual properties listed on a national exchange for a relatively low “per ETP” price. Some ETPs will allow investors the opportunity to invest alongside leading high-quality operators who have considerable knowledge of the property and its tenants. For some of these operators, it will be the first time that public market investors will be able to benefit from their expertise.

Transparency: We plan to provide detailed property and market information for each Series to empower investors to make well-informed decisions, particularly around the ability of the Series to generate consistent long-term cash distributions. Due diligence documentation, including material leases, environmental reports, property condition reports and appraisals, will also be disclosed in connection with each initial offering of ETPs.

Liquidity: We expect to apply for a listing of each of our initial three Series to trade on the NYSE Arca exchange. Each Series of ETPs will have its own unique ticker symbol and a lead market maker to facilitate trading activity. Commercial real estate is a dynamic asset class and the public market liquidity of ETPs should allow investors to efficiently and proactively adjust their holdings to reflect evolving economic and demographic changes.

Flexibility: With ETPs, investors can choose to invest in a single Series, or to create a portfolio by investing in multiple Series. This optionality allows investors to make decisions based on their own investment objectives and market expectations.

Cost Efficiency: We have designed our structure to be cost efficient, providing the holders of ETPs more predictable and lower fees than many real estate investment vehicles. ETP investors will pay RPS Securities a one-time fee of     % of the anticipated equity to be raised at the initial offering plus a one-time reimbursement of expenses directly related to the applicable real estate acquisition. Annually, investors will pay a    basis point management fee to RPS Securities based on the monthly average equity value of the applicable Series. RPS Securities’ annual management fee generally covers all costs related to our general and administrative expenses, except for a limited amount of specific reimbursable expenses. Furthermore, neither we nor RPS Securities will charge sales commissions, incentive fees or retain a carried interest or promote.

ETP Benefits to Real Estate Operators

We believe an ETP offering could become an attractive disposition option for real estate operators with several benefits including:

Public market monetization. Operators can monetize all, or a portion, of a single property through public market transactions without bearing the associated public company reporting obligations.

Potential to stay involved. Our structure allows operators to remain in their role as property manager and potentially retain a minority equity interest in the property.

Generate unique publicity. A national exchange listing could provide unique marketing initiatives for both operators and the property’s current and potential tenants.

ETP Offering Parameters

The three properties comprising the Series included in this offering and the concurrent offerings contain both marketed and off-market opportunities. We anticipate that the industry relationships we and our affiliates have cultivated with leading developers, owners, brokers and other industry participants will continue to generate attractive investment opportunities.

We intend to follow a disciplined acquisition strategy and our investment criteria includes assessing the property’s market and submarket characteristics, condition and quality of construction, replacement cost and cost to re-lease. Our primary investment objective is to acquire and offer properties that will generate attractive risk-adjusted returns and support consistent and growing cash distributions.

Our targeted properties will typically have an implied equity value of $80 million or higher, and we expect that any subsidiary of a Series will generally have no to modest leverage on its property, typically targeting a ratio of outstanding indebtedness to total assets of less than 40%. Over time, we may add additional single properties to an existing Series if the properties have a very high degree of commonality. Examples may include similar property types with identical tenants or similar property types within a specific location or campus.

Our focus is on properties with the following characteristics:

Core real estate: Our objective is to acquire stabilized, high-quality properties located in primary markets that we believe will appreciate over time. We prefer “mission-critical” assets that are essential to a tenant’s operations or generation of sales and profits, including key distribution facilities, critical operations, top performing retail stores and corporate headquarters. Newly built, or recently renovated, properties that do not have near-term improvement obligations are preferred.

Creditworthy tenants: We target tenants with national reputations, a leading competitive position in their industry, a strong balance sheet and a solid credit profile. We believe tenants with these characteristics will consistently meet their rent obligations throughout various market cycles.

Favorable lease terms: We desire long-term leases with regular rent escalations that mitigate the effects of inflation. We target lease structures such as net leases that have the benefit of mitigating unknown or rising operating expenses, allowing us to provide consistent long-term cash distributions.

We believe the short, medium and long-term fundamentals of properties that meet our targeted characteristics will continue to provide attractive risk-adjusted returns. Through RPS Securities and its affiliates, we and our affiliates are currently in discussions with potential sellers of properties in the industrial, life science and multi-family sectors that meet our initial focus characteristics. We and our affiliates are in varying stages of negotiation and have not completed our due diligence process with the sellers of these properties. As a result, there can be no assurance that these acquisitions will be completed on terms satisfactory to us or at all.

Series AMZL

Investment Case

Our objective to is to maximize total risk-adjusted returns to holders of ROX Series AMZL ETPs. We believe the Series AMZL property will perform well in a post-pandemic economic environment due to its defensive characteristics that are attractive to investors seeking modest but consistent increases in distributions and potential for asset value appreciation

Differentiated investment opportunity. Series AMZL will be the first opportunity to own a national exchange listed economic interest in a single Amazon.com Services LLC tenanted property.

Quality of the tenant. The property is leased by Amazon.com Services LLC, or the Series AMZL tenant, and the lease is guaranteed by Amazon.com, Inc., or the Series AMZL guarantor, one of the largest and most creditworthy companies in the United States.

Type and term of the lease. The Series AMZL lease is a 12 year, triple net lease that requires the Series AMZL tenant to pay all real estate taxes, landlord’s insurance and operating expenses of the Series AMZL property. The lease commenced on September 15, 2020 and expires on September 30, 2032. During its initial term, the lease has 2.0% annual contractual base rent increases. The Series AMZL tenant has the right to extend the lease until August 31, 2055, subject to an increase to then market rent.

Quality and type of property. The Series AMZL property is a 145,503 square foot last-mile delivery station completed in 2020. The property was built to the Series AMZL tenant’s specific standards, including specialized dock doors and a low floor to area ratio that accommodates substantial parking requirements.

Experienced property developer and property manager. The property was developed, and will continue to be property managed by, NorthPoint Development LLC, or NorthPoint. Headquartered in Riverside, Missouri, NorthPoint was founded in 2012 and has developed more than 74.6 million square feet for affiliates of Home Depot Inc., Amazon.com, Inc., Walmart Inc., General Electric Company and General Motors Company.

Attractive location. Oakley, California is located approximately 40 miles from both San Francisco and Sacramento, and, according to CBRE, more than 3.2 million households are accessible within a 50 mile radius. The site was identified by NorthPoint through a proprietary algorithm that amalgamates parameters such as residential commute times, container drayage reports, traffic flows and a myriad of variables pertinent to labor economics.

Debt free ownership. Series AMZL will own the Series AMZL property without encumbrance by debt upon its acquisition.

Attractive segment of asset class. High-quality logistics centers in attractive locations, particularly those classified as last-mile delivery stations, such as the Series AMZL property, are an increasingly important component of the logistic supply chain. We believe demand for such centers will continue to grow over time as companies strive to ensure they are well-positioned to meet the needs of customers who have come to expect next or same day delivery of their e-commerce purchases.

Series AMZL Property

General

The Series AMZL property is a 145,503 square foot delivery station completed in 2020. The property was built to the Series AMZL tenant’s specific standards, including specialized dock doors and a low floor to area ratio that accommodates substantial parking requirements. The Series AMZL tenant has directly invested in the Series AMZL property by adding features including automated conveyor systems and electrical infrastructure for vehicle charging stations. Amazon.com, Inc. describes their delivery stations as properties where customer orders are prepared for last-mile delivery to customers.

This type of property can be among the most difficult in the logistics supply chain to develop because of the:

•	lack of available land in densely populated, mature markets;
•	ability to procure entitlements for high flow-through facilities;
•	requirement for proximity to key transportation arteries;
•	need to access an appropriate base of labor; and
•	unique building/site design requirements such as segmented site ingress/egress and covered queueing lanes for delivery pick-up.

The Series AMZL property was developed by NorthPoint. NorthPoint is active across the country, with nine office locations and more than 355 employees as of December 31, 2020. According to Real Capital Analytics, NorthPoint built more square feet of industrial commercial real estate in the United States than any other developer during the five year period ending June 15, 2020, completing 46,540,156 square feet, valued at an estimated  $3.8 billion.

The Series AMZL property is located on a 25.05-acre site in the approximately 143 acre development known as the Contra Costa Logistics Center currently being developed by NorthPoint in Oakley, California. We believe the Oakley site’s advantages include a large, highly concentrated population with an above average five-year projected growth, a substantial potential warehouse worker labor pool with a positive supply/demand balance and a receptive community and local political environment.

The following table provides information about the Series AMZL property as of December 31, 2020.

Series AMZL Property Summary

Total Buildings	1
Total Stories	1
Total Rentable Square Feet	145,503
Lot Size	25.05 acres
Percent Occupied	100%
Floor Area Ratio(1)	0.13
Clear Height Feet(2)	32
Car Parking Spaces	308
Van Parking	706
Van Loading / Staging	60 / 60
Year Built	2020

(1)	The ratio of a building’s total floor area to the size of the land upon which it is built.
(2)	The usable height to which a tenant can store its product on racking, measured below any obstructions such as joists, lights or sprinklers.

Site Description

The Series AMZL property is located on a 25.05-acre site in the approximately 143 acre development known as the Contra Costa Logistics Center in Oakley, California a community of 42,543 with a median household income of $104,893 as of July 1, 2019, according to the United States Census Bureau. The site is located within 50 miles of five seaports, Benicia, Stockton, San Francisco, Oakland and Richmond and is within 70 miles of 50 intermodal facilities and 28 FedEx Corporation or United Parcel Service, Inc. warehouse locations. Notably, according to Northpoint, the property benefits from significantly lower drayage costs per container from the Port of Oakland than other California cities. At $402.50 per container, the drayage cost between the Port of Oakland and the Series AMZL property is lower than competitive locations. The site is the redevelopment of a brownfield site previously owned by The Chemours Company FC, LLC, or Chemours.

Transportation and Access

The Series AMZL property is located just off the intersection of the SR-4 and CA-160 highways, has onsite BNSF rail service and its own highway on-ramp at SR-160 and Wilbur Avenue. The location provides proximity to several airports, including Buchanan Field, Oakland International and Stockton Metropolitan and seaports including Oakland, the region’s primary port, and Stockton.

Site Plan

Property Condition

In general, the Series AMZL property was constructed within industry standards, has been well maintained and is in good condition. There has been no extensive building renovation since the property was built and no renovation plan currently exists.

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Site. The Series AMZL property is located at an elevation of approximately 20 feet above mean sea level and the topography is relatively flat with minor slopes to accommodate site drainage. New landscaping consisting of deciduous trees, shrubs and ground cover is covered by an automatic irrigation system. Large facade signage identifies the Series AMZL tenant and cast-in-place concrete sidewalks are provided for pedestrian traffic. Pole-mounted lighting fixtures with LED lamps are spaced around the site, parking areas and along the main entrance drives. Building facade-mounted flood light fixtures with LED lamps provide exterior building perimeter and service areas. The canopy covered delivery van loading area is lighted by surface mounted 4 feet LED 2-lamp equipped fixtures. The site is improved with parking areas for 308 cars, including eight accessible spaces in accordance with Title III of the American with Disabilities Act, or the ADA. In addition, there are 706 van parking spaces, 60 van staging spaces and 60 van loading spaces. Four entry drives provide access to the Series AMZL property from the adjacent road frontages.

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Structure. The Series AMZL property is constructed of slab-on-grade with no basement areas. Cast-in-place, reinforced concrete foundations support the exterior walls and load bearing interior walls and columns. Interior concrete and steel columns, typically approximately 50 x 50 lineal feet on center, support steel roof decking and rigid insulation.

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Building Envelope. The Series AMZL property has a new low-slope fully-adhered, single-ply, 60 millimeter thick thermoplastic polyolefin-membrane roof. Exterior wall panels are made of structural tilt-up, precast concrete. The exterior has unique attributes, with suspended steel canopies covering the entrances and a large canopy area over the delivery van loading areas. Fourteen dock doors and six van loading doors facilitate package flow-through.

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Building Interior. The lobby and office spaces generally have ceramic tile floors, painted gypsum wallboard walls and suspended acoustical tile ceilings. The warehouse areas have exposed concrete floors and exposed structure ceilings.

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Accessibility - Americans with Disabilities Act. The Series AMZL property must comply with the ADA to the extent that the Series AMZL property is a “public accommodation” as defined by the ADA. Only the lobby area and the public restrooms fall into the “public accommodation” category. The Series AMZL property is in general conformance with the ADA.

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Building Systems. The heating, ventilating and air conditioning, or HVAC, systems include office areas that are heated and cooled by seven gas/heating/electric cooling single-package rooftop units of 2-ton, 4-ton, 5-ton, 6-ton, 7-ton and 12-ton cooling capacity, manufactured by Carrier. The office area server rooms have two Carrier 3-ton split-system air conditioning systems with rooftop outdoor condensing units and indoor fan coils. The warehouse areas have exhaust fans for cooling in the summer and eight gas-fired make-up air rooftop furnace units for heating. The electrical main switchboard is rated for 4,000-Amp, 480Y/277-Volt, 3-phase, 4-wire service. Dry-type, step-down transformers reduce the higher service voltage down to 120/240-Volts for smaller scale equipment, appliances, wall receptacles and various lighting fixtures. The electrical equipment is made by General Electric. Fire and life safety features include an automatic sprinkler system, hardwired smoke and heat rise detectors with battery-backup, alarm pull stations at entrances to egress stairways and building entrances, illuminated exit lights with battery backup along exit paths, emergency battery lighting units, audible-visual alarm devices throughout, including in restrooms, portable fire extinguishers throughout the office areas and warehouse area.

All information in this “—Property Condition” section is derived from the Acquisition Property Condition Reported dated                       prepared by EBI Consulting, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Seismic

Based upon EBI Consulting’s survey, utilizing the St-Risk statistical software program, the scenario expected loss for the Series AMZL property is estimated to be 6% of the replacement cost of the building. That analysis is based upon a 475-year return period and a 10% chance of exceedance in a 50-year exposure period. The property is not in an area subject to the Alquist-Priolo Earthquake Zoning Act. The building appears to have the basic elements of a lateral force resisting system to resist earthquakes. EBI Consulting has informed us that no existing or prior significant structural or foundation damage from previous earthquakes was reported or observed and that the project meets the building stability and site stability requirements.

Unless otherwise indicated, all information in this “—Seismic” section is derived from the Seismic Report (Probable Maximum Loss) dated                     prepared by EBI Consulting, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Environmental Matters

Unless otherwise indicated, all information in this “—Environmental Matters” section is derived from the Phase I Environmental Site Assessment of the Series AMZL property dated                   prepared by EBI Consulting, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Series AMZL Tenant and Series AMZL Lease

General

The Series AMZL property is fully leased to the Series AMZL tenant under a 12 year, triple net lease that commenced on September 15, 2020 and expires on September 30, 2032. The Series AMZL lease is guaranteed by the Series AMZL guarantor, who guarantees the payment of all present and future payment obligations that are not paid under the Series AMZL lease up to 100% of the remaining base rent obligations under the Series AMZL lease, which includes any applicable rent escalations, but not any additional rent obligations under the lease, which generally address property operating expenses.  See “—Additional Rent.”

Amazon.com, Inc. is an American multinational corporation engaged in global sales of consumer products and subscriptions through various websites and computing, storage, database and service offerings for start-ups, enterprises, government agencies and academic institutions through Amazon Web Services. The company was founded by Jeffrey P. Bezos in July 1994 and is headquartered in Seattle, Washington.

As of December 31, 2020, Amazon.com, Inc. ranked #2 on the 2020 Fortune 500 list of the largest United States corporations by total revenue and had a market capitalization of $1.6 trillion. As of December 31, 2020, Amazon.com, Inc. was rated AA- by Standard & Poor’s and A2 by Moody’s. However, Amazon.com, Inc.’s credit rating is not a recommendation to buy, sell or hold any ROX Series AMZL ETPs and may be subject to revision or withdrawal at any time.

The historical audited and unaudited financial statements of Amazon.com, Inc. (which are not incorporated by reference into this prospectus) have been filed with the SEC and are available on the SEC’s website at www.sec.gov. You should not place undue reliance on such financials statements, as they are presented on a consolidated basis without Series AMZL tenant specific data and are therefore not necessarily indicative of the Series AMZL tenant’s business, financial condition, liquidity, results of operations and prospects or its ability to make payments under the Series AMZL lease.

The Series AMZL lease is triple net whereby the Series AMZL tenant is responsible for the direct payment or reimbursement of real estate taxes, landlord’s insurance and operating expenses which, upon our acquisition of the Series AMZL property, is payable to a wholly-owned subsidiary of Series AMZL, which we refer to as the Series AMZL subsidiary.

The following table provides information about the Series AMZL lease as of December 31, 2020.

					Percent		Annualized
				Total	of		Rent Per	Percent
		Annual	Remaining	Leased	Property	Annualized	Leased	of
	Lease	Rent	Lease	Square	Rentable	Base	Square	Property
	Expiration	Escalations	Term	Feet	Square	Rent	Foot	Annualized
Tenant	(1)	(2)	(Years)	(3)	Feet	(4)	(5)	Rent

Amazon.com Services LLC	September 30, 2032	2.0%	11.8	145,503	100%	$3,225,754	$22.17	100%

(1)

Expiration date does not assume exercise of renewal or extension options. The Series AMZL tenant has the right to extend the lease term for up to four additional terms of five years each, and a fifth right to extend the term for a term of two years and eleven months. For each renewal period, the base rent is targeted to be prevailing market rent for new leases for comparable space and improvements, subject to the agreement of landlord and tenant.

(2)	Represents annual contractual base rent increases that commence October 1 of each year, beginning in 2021.
(3)	Calculated as total rentable square feet less square feet available for lease divided by total rentable square feet.
(4)	Represents annualized monthly contractual base rent as of December 31, 2020. Annualized base rent does not include expense reimbursements.
(5)	Represents annualized base rent divided by total leased square feet.

Annual Rent Escalations

The following table provides information about the contractual base rent during the initial term of the Series AMZL lease.

Beginning	Ending	Square	Annual	Monthly	Per Square
Date	Date	Feet	Rent	Rent	Foot Rate

September 15, 2020	September 30, 2021	145,503	$3,225,754	$268,813	$22.17
October 1, 2021	September 30, 2022	145,503	3,290,269	274,189	22.61
October 1, 2022	September 30, 2023	145,503	3,356,074	279,673	23.07
October 1, 2023	September 30, 2024	145,503	3,423,196	285,266	23.53
October 1, 2024	September 30, 2025	145,503	3,491,660	290,972	24.00
October 1, 2025	September 30, 2026	145,503	3,561,493	296,791	24.48
October 1, 2026	September 30, 2027	145,503	3,632,723	302,727	24.97
October 1, 2027	September 30, 2028	145,503	3,705,377	308,781	25.47
October 1, 2028	September 30, 2029	145,503	3,779,485	314,957	25.98
October 1, 2029	September 30, 2030	145,503	3,855,074	321,256	26.49
October 1, 2030	September 30, 2031	145,503	3,932,176	327,681	27.02
October 1, 2031	September 30, 2032	145,503	4,010,819	334,235	27.57

Additional Rent

During each month of the term of the Series AMZL lease, the Series AMZL tenant must pay to the Series AMZL subsidiary 100% of the operating expenses payable for the leased premises. Operating expenses payable by the Series AMZL tenant exclude items for which the Series AMZL subsidiary is explicitly responsible for under the Series AMZL lease and capital improvements, other than capital improvements with respect to exterior paint, asphalt and exterior concrete and swales and detention ponds located on the premises, and not maintained by owners association of the Contra Costa Logistics Center. Items for which the Series AMZL subsidiary is explicitly responsible for under the Series AMZL lease include:

•	non-recurring landscaping;
•	repair and replacement of roof deck and structural components;
•	maintenance of the electrical system located outside the leased premises;
•	repair of the building slab and foundation;
•	repair of exterior walls;
•	maintenance of fire sprinkler systems; and
•	repair of subgrade utility lines outside of the leases premises.

The Series AMZL guarantor does not guarantee the Series AMZL tenant’s additional rent obligations under the lease.  Accordingly, in the event the Series AMZL tenant fails to meet its additional rent obligations under the Series AMZL lease, Series AMZL would not have contractual recourse against the Series AMZL guarantor and may be required to pay significant operating expenses of the Series AMZL property, including real estate taxes and landlord’s insurance.

Tenant Improvements

The Series AMZL property has been developed to the standards typical of Amazon.com Services LLC build-to-suit delivery station, that include:

•	Enhanced finishings such as a roofing system with a thicker insulation and membrane that provides a longer warranty than industry-standard products;
•	Motion-detector LED lighting and high velocity fans to improve energy efficiency;

•	Hydraulic docking systems and high-speed rollup doors to facilitate high-traffic movement;
•	Oversized structural members to resist lateral load from the roof without needing diagonal braces and 54’ x 56’ column spacing to maximize floor-space efficiency; and
•	Reinforced floor slabs to handle the large volume of vehicular traffic.

The seller of the Series AMZL property has informed us that the Series AMZL tenant has invested in platform-specific systems, including for underground electrical infrastructure that feed into car charging stations the Series AMZL tenant intends to install at a later day and  tech-heavy conveyor systems. This buildout allows the Series AMZL tenant to track each package by laser-scanning the bar codes while light sensors are able to determine when each bin is full.

Lease Expiration

The Series AMZL lease expires on September 30, 2032. The Series AMZL tenant has the right to extend the lease term for up to four additional terms of five years each and a fifth right to extend the term for a term of two years and eleven months. For each renewal period, the base rent is marked to 100% of then-market rent for comparable space and operating expenses will be subject to the same recovery structure.

Percent Leased and Base Rent

The following table sets forth the rentable square feet, percent leased, annualize rent per leased square foot and annual net effective rent per leased square foot under the Series AMZL lease as of the date indicated below. As the Series AMZL property improvements are newly constructed, the disclosure is limited.

			Annualized	Annual
			Base	Net Effective
	Rentable		Rent Per	Rate Per
	Square	Percent	Leased Square	Leased Square
Date	Feet (1)	Leased (2)	Foot (3)	Foot (4)

December 31, 2020	145,203	100%	$22.17	$22.17

(1)	Based on management’s estimate.
(2)	Calculated as total rentable square feet less square feet available for lease divided by total rentable square feet.
(3)	Represents annualized base rent divided by 145,503 leased square feet.
(4)

Annual net effective rent per leased square foot represents (i) actual base rent, excluding tenant reimbursements, for the 12-month period ended as of the measurement date indicated above (or such shorter period since lease commencement), calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the average square feet under lease for the 12 month period ended as of the measurement dates indicated above (or such shorter period since lease commencement).

Series AMZL Tenant Obligations with respect to the Series AMZL Property

Under the terms of the Series AMZL lease, the Series AMZL tenant is responsible for janitorial, security, general management, preventative maintenance and other enumerated building services. The Series AMZL subsidiary will be responsible for the repair and maintenance of the roof, exterior and load bearing walls, the foundation, the floor slabs and other structural elements of the building.

Series AMZL Tenant’s Right of First Offer

Pursuant to the terms of the Series AMZL lease, the Series AMZL tenant has a right of first offer to purchase the Series

AMZL property or any portion thereof if:

•	the Series AMZL subsidiary determines to offer all or any portion of the Series AMZL property for purchase; or
•	the Series AMZL subsidiary receives a bona fide, unsolicited offer from a third-party to purchase all or any portion of the Series AMZL property.

In the event that the Series AMZL tenant’s right of first offer is triggered in either scenario described above, the Series AMZL subsidiary would deliver to the Series AMZL tenant an offer notice specifying the terms of that offer. The Series AMZL tenant has the right, within 10 days of receiving that notice, to deliver a notice electing to purchase all or a portion of the Series AMZL property pursuant to the economic terms described in the Series AMZL subsidiary’s notice to the Series AMZL tenant. The parties are required to promptly negotiate a purchase agreement. If the Series AMZL tenant fails to timely reply to the Series AMZL subsidiary’s offer notice, or elects not to exercise its right of first offer, the Series AMZL subsidiary is free to sell the Series AMZL property at a purchase price that is not more than 10% lower than the purchase price set forth in its offer notice.

In the scenario that Series AMZL tenant’s right of first offer is triggered by a bona fide, unsolicited offer, if that offeror negotiates a purchase price that is more than 10% lower than set forth in the initial offer notice, or makes a materially different offer, the Series AMZL tenant’s right of first offer is triggered again. Additionally, if the Series AMZL subsidiary has not entered into the contract with the unsolicited offeror, or fails to close on a contract, within 180 days following the expiration of the Series AMZL tenant’s 10 day right of first offer period, Series AMZL tenant will have a new right of first offer.

The Series AMZL tenant’s right of first offer is continuous throughout the term of the Series AMZL lease and is binding on the landlord’s successors and assigns. The right of first offer will not apply in the event of:

•	a transfer to a landlord affiliate;
•	a collateral security transfers in connection with financing or transfers pursuant to a foreclosure; or
•

a portfolio sale consisting of three or more properties if the value of the Series AMZL property plus other property leased by an affiliate of the Series AMZL tenant part of such portfolio constitutes less than 50% of the value of such portfolio.

Property Management Agreement

General

Upon the closing of the purchase of the Series AMZL property, the Series AMZL subsidiary will enter into a commercial management agreement with NPD Management, LLC, or NPD Management, an affiliate of NorthPoint. NPD Management provides property management and entity management services for properties owned, affiliated and overseen by NorthPoint. NPD Management is currently the property manager for the Contra Costa Logistics Center in which the Series AMZL property is located. Please see “Business and Property—Series AMZL—Series AMZL Property—Site Description. The Series AMZL tenant is responsible for the payment of property management fees not to exceed 2.0% of the base rent payable under the lease. None of the property management fee will be payable by the Series AMZL subsidiary and therefore will not be borne by holders of ROX Series AMZL ETPs.

A copy of the Series AMZL commercial management agreement is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Budget

Prior to closing, NPD Management and the Series AMZL subsidiary will agree on the budget for the Series AMZL property for calendar years 2021 and 2022. NPD Management shall submit a proposed budget to the Series AMZL subsidiary annually at least 90 days prior to the end of each calendar year. Once approved by the Series AMZL subsidiary, NPD Management shall have the authority to make the expenditures set forth in the budget. Without the approval of the Series AMZL subsidiary, NPD Management may exceed the budget by up to 10% for any line item and up to 5% of the budget as a whole. If forecasted net operating income indicates an unfavorable variance greater than 3% versus the approved budget, NPD Management shall submit a revised forecast. If the Series AMZL subsidiary does not approve a submitted budget at least 30 days prior to the start of a calendar year, the prior year’s budget shall remain applicable until the new budget is approved. Expenses outside of the approved budget can be paid only with prior consent of the Series AMZL subsidiary; provided, however, that without that approval, NPD Management may pay unbudgeted maintenance expenses not exceeding $1,000 and costs related to emergency repairs immediately necessary for the preservation or safety of a tenant, to protect personal property from damage or as required to avoid criminal liability for the Series AMZL subsidiary. NPD Management shall keep adequate and separate books and records related to the Series AMZL property and accounting practices as are reasonably satisfactory to the Series AMZL subsidiary.

Reports

NPD Management shall furnish monthly financial reports that include all pertinent information related to the financial activity of the Series AMZL property, including variances from the budget. NPD Management shall also furnish an annual financial report. The Series AMZL subsidiary shall have the right to audit all books and records related to the Series AMZL property. If an audit indicates a discrepancy greater than 3% of the budgeted income, manager is required to reimburse the Series AMZL subsidiary for the cost of that audit. All funds related to the budget and the Series AMZL property shall reside in an operating account at a bank specified by the Series AMZL subsidiary.

Environmental Matters

NPD Management is responsible for ensuring the Series AMZL property is in compliance with applicable environmental regulations and rulings. Please see “—Series AMZL—Environmental Matters.”  NPD Management shall hire, pay and supervise any employees and independent contracts necessary for the maintenance and operation of the Series AMZL property. All wages or other compensation payable to those persons are expenses solely of NPD Management.

Compensation

NPD Management shall be paid a management fee equal to the maximum reimbursable fee pursuant to the Series AMZL lease, which is 2.0% of the base rent and subject to escalations based on escalation of the rent. The maximum reimbursable fee pursuant to the Series AMZL lease that was payable to NPD Management in 2020 was approximately $19,000, based on the commencement of rent on September 15, 2020. The management fee is a recoverable cost from the Series AMZL tenant under the Series AMZL lease. Under the terms of the new agreement, none of the property management fee will be payable by the Series AMZL subsidiary and therefore will not be incurred by the holders of ROX Series AMZL ETPs.

Term and Termination

The Series AMZL property management agreement has a one-year initial term and automatically renews for successive one-year terms unless notice is given at least 30 days prior to the end of any term. The agreement can be terminated at any time by either party with 30 days’ notice or upon a breach by a party that is not cured within 30 days. The agreement terminates immediately upon notice of bankruptcy event of a party.

Indemnification

The Series AMZL subsidiary indemnifies NPD Management and its affiliates for any act in the proper performance of their duties under the agreement; provided, that the indemnification will not apply in the case of willful misconduct, fraud or gross negligence. NPD Management indemnifies the Series AMZL subsidiary for those actions along with any action outside of the scope of authority granted to manager under the agreement.

In addition, NPD Management is liable for:

•	theft of assets by anyone affiliated, associated or employed by NPD Management;
•	overpayment of labor costs arising from fraud or gross negligence; and
•	the value of any payment from third parties to NPD Management’s employees or associates arising from the provision of goods or services to the Series AMZL property.

Insurance

NPD Management is required to maintain usual and customary insurance, including real estate managers’ errors and omissions insurance. NPD Management shall also require any subcontractors engaged to perform work at the Series AMZL property to have sufficient and customary insurance.

Series AMZL Financial and Legal Matters

Appraisal

We have received an appraisal of the Series AMZL property from BBG, Inc. BBG, Inc. has developed a value opinion of the Series AMZL property as of                        , 2021, of $           million. The appraised value reflects the appraised market value as of that date from BBG, Inc., an independent appraisal firm employing state certified appraisers with local knowledge and expertise. Please see “Experts.” The appraisal was prepared in conformity with the Uniform Standards of Professional Appraisal Practice and utilized three approaches to value: the cost approach, the sales comparison approach and the income capitalization approach, leading to a final opinion of the appraised value of the Series AMZL property by the appraiser. A copy of BBG, Inc.’s appraisal is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Asset Purchase Agreement

Pursuant to the Asset Purchase Agreement dated November 19, 2020, as amended, among ROX Parent, the Series AMZL subsidiary, NP Oakley Building I, LLC, as seller, and NP Oakley LLC, referred to as the Series AMZL purchase agreement, the Series AMZL subsidiary will acquire all of the seller’s interests in the Series AMZL property.

The minimum purchase price to be paid to the seller pursuant to the Series AMZL purchase agreement, subject to adjustments as set forth in the purchase agreement, is $81.0 million. To achieve that amount, Series AMZL must raise at least approximately $83.5 million in the offering of ROX Series AMZL ETPs to result in that minimum purchase price after deducting underwriting discounts and commissions, costs of this offering and the other amounts to be paid or retained by Series AMZL. Please see “Use of Proceeds.”   If the net proceeds of this offering of ROX Series AMZL ETPs, after deducting underwriting discounts and commissions, is more than that minimum amount to be raised, the seller will be paid that excess after deducting the transaction and expense fee to be paid to RPS Securities. At closing, the purchase price paid to the seller will be adjusted to account for the proration of rent paid by the Series AMZL tenant, utility services, prepaid amounts of licenses and permits and trade payables and as well as for the premium to be paid by the Series AMZL subsidiary for an environmental insurance policy on the Series AMZL property. Please see “—Series AMZL Financial and Legal Matters—Environmental Insurance.”  To the extent any of those prorations are not feasible at closing, the prorations shall be made no later than 90 days after the determination of the applicable amounts.

The acquisition of the Series AMZL property is subject to customary representations and warranties, covenants and closing conditions, and there can be no assurances those conditions will be satisfied.

Although the parties have agreed on the form of the title policy to be delivered at closing, if a title defect is disclosed by the title company prior to closing that would have an adverse effect on the title or ownership of the Series AMZL property, the seller can elect to cure. If the seller does not elect to cure, the Series AMZL subsidiary can elect to close regardless or terminate the agreement. However, if the defect is monetary in nature and the seller does not elect to cure, the Series AMZL subsidiary can also choose to close with an adjustment to the purchase price.

The seller agreed to cooperate with the Series AMZL subsidiary, until the first anniversary of the closing, by providing access to information as needed to comply with financial disclosure and other reporting obligations of the Series AMZL subsidiary and its affiliates.

NP Oakley agreed that to the extent the Series AMZL subsidiary incurs losses due to a breach by Chemours pursuant to the purchase agreement by which the seller acquired the Series AMZL property, NP Oakley will use its commercially reasonable efforts to proceed against Chemours pursuant to that purchase agreement for the benefit of the Series AMZL subsidiary with respect to a claim for those losses. The Series AMZL subsidiary will be responsible for any third-party costs related to those claims, including cost of counsel.

NP Oakley and the seller agreed, jointly and severally, to indemnify the Series AMZL subsidiary for any losses incurred relating to any breach or inaccuracy of any of the representations or warranties of the seller and for any breach of any covenant or agreement made by the seller. The indemnification obligations will survive the closing for a period of one year and any claims must be made in that period. No indemnification claim can be made until the amount of actual damages exceeds $100,000, and if exceeded, the claim relates back to the first dollar of losses. The aggregate cap on liability is $1,000,000. Neither the seller nor the Series AMZL subsidiary can be liable for any punitive, exemplary, consequential, special or indirect damages. During that one-year period, seller has agreed not to wind up or liquidate and to retain cash reserves, in excess of its operating expenses, in an amount at least equal to the cap referenced above.

If the seller fails to perform its obligations under the Series AMZL Purchase Agreement, the Series AMZL subsidiary can seek specific performance and require the seller to close. If the seller deliberately breaches a representation, warranty or covenant, that causes the Series AMZL subsidiary to incur other than nominal costs, the Series AMZL subsidiary can either terminate the agreement or waive that breach and subtract those costs from the purchase price.

A copy of the Series AMZL purchase agreement is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Separately, on November 19, 2020, ROX Parent issued a warrant to purchase capital stock of ROX Parent to NP Oakley. Assuming the closing of the acquisition of the Series AMZL property, the warrant entitles NP Oakley to exercise the warrant into $500,000 of preferred stock of ROX Parent at a discount of 30% to the price to be negotiated by ROX Parent with the potential investors in ROX Parent’s next round of preferred equity financing. The warrant was issued to NP Oakley in exchange for its agreement to extend the closing of the Series AMZL property acquisition to allow us to complete our first offering of ETPs.

Series Financing Strategy

There will be no debt on the Series AMZL property upon completion of the offering. The Board will periodically review the need or desire for debt on the Series AMZL property and may modify or eliminate it without the approval of holders of ROX Series AMZL ETPs.

The Board will consider a number of factors when evaluating Series AMZL’s level of indebtedness and making financial decisions, which may include, among others, the following:

•	the decision to add other properties leased by Amazon.com Services LLC or an affiliate to Series AMZL;
•	the interest rate of the proposed financing;
•	the extent to which the financing impacts the flexibility of the property manager to manage the property or properties;
•	prepayment penalties, defeasance and restrictions on refinancing;
•	our long-term objectives with respect to the financing;
•	Series AMZL’s target investment returns;
•	the ability of the property or properties to generate cash flow sufficient to cover expected debt service payments;
•	Series AMZL’s overall level of consolidated indebtedness;
•	timing of debt maturities;
•	provisions that require recourse;
•	corporate credit ratios, including debt service and fixed charge coverage, debt to EBITDA, debt to total market capitalization and debt to undepreciated assets; and
•	the overall ratio of fixed and variable rate debt.

Growth Strategy

The rent payable pursuant to the Series AMZL lease escalates by 2.0% annually during the initial 12 year term. We may seek to acquire newly built logistics properties where Amazon.com Services LLC or an affiliate is the sole tenant with a long-term lease if we believe the acquisition can generate attractive risk-adjusted returns. These properties may be added to Series AMZL in a follow-on offering of ROX Series AMZL ETPs or may be owned by a new, unrelated Series.

Real Property Taxes

All real property taxes associated with the Series AMZL property are paid by the Series AMZL tenant. For tax year 2020, the Series AMZL property is valued as land-only. The lot size is 25.05 acres, or 1,091,178 square feet, and assessed at

$745,000. The 2020-2021 tax will be approximately $8,387, split into two installments. This amount is expected to be sufficient to cover the ad-valorem assessment as well as special assessments associated with the Series AMZL property.

REIT Status

We intend for Series AMZL to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. We believe that Series AMZL has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2021 and thereafter. To qualify as a REIT, Series AMZL must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series AMZL ETPs. If Series AMZL fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series AMZL qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property. Please see “U.S. Federal Income Tax Considerations.” An investor in ROX Series AMZL ETPs will receive a Form 1099 reporting annual distributions by Series AMZL, rather than a Schedule K-1.

Environmental Insurance

Upon closing of the acquisition of the Series AMZL property, the Series AMZL subsidiary will purchase an environmental insurance policy from Great American Insurance Group, a company with an A.M. Best Rating of  A+ (Superior) and a financial size category of (FSC): XV. That insurance policy will provide $10 million in total policy limits for a 10-year policy term. The Series AMZL subsidiary is the first named insured under the policy and Series AMZL is listed as an additional named insured.

Coverage under the policy includes:

•	for cleanup costs of new conditions on-site and off-site;
•	for cleanup costs of pre-existing conditions on-site and off-site for third party claims;
•	for third party bodily injury and property damage, including natural resource damages, of pre-existing and new conditions on-site and off-site;
•	for non-owned disposal sites;
•	for in-bound and out-bound contingent transportation liability;
•	for business interruption or contingent business interruption;
•	for diminution in value of a covered location; and
•	for legal defense expense, including additional 25% outside limits.

Casualty and Non-Environmental Insurance

The Series AMZL subsidiary and Series AMZL will maintain all applicable lines of insurance on the Series AMZL property and its operations. The amount and scope of insurance coverage provided by the policies maintained will be customary for similarly situated industrial properties in California. We believe the amount of insurance coverage the Series AMZL subsidiary and Series AMZL will obtain on the Series AMZL property will be adequate. We cannot assure you that in the future insurance will be available at a reasonable cost or that the Series AMZL subsidiary or Series AMZL will be able to maintain adequate levels of insurance coverage on the property. In addition, we cannot give any assurances as to the future financial viability of their insurers or that the insurance coverage provided will fully cover all losses on the property upon the occurrence of a catastrophic event.

Zoning

The Series AMZL property is located within the Planned Unit Development P-1 zoning district in the City of Oakley,

California, with an existing land use as “warehouse.”  Planned Unit Development P-1 has been implemented to promote a combination of employment and residential uses and promoted the placement of the most intensive non-residential development (commercial, business park and light industrial). We have been informed that the Series AMZL property’s conformance standard is “legal conforming,” with no nonconforming characteristics and no recommended actions.

Depreciation

The following table sets forth for the Series AMZL property upon which depreciation is taken, the federal tax basis upon completion of this offering, rate, method and life claimed with respect to the Series AMZL property for purposes of depreciation.

	Federal			Life
Property	Tax Basis	Rate	Method (1)	Claimed

Land		N/A	None	N/A
Building and improvements		2.6%	MACRS	39

(1)

Unless otherwise noted, depreciation method and life claimed for the Series AMZL property is determined by reference to the IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System.

Competition

The leasing of real estate is highly competitive in the San Francisco, California area. The Series AMZL property and the Series AMZL subsidiary will compete with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to the Series AMZL property in the same market in which the Series AMZL property is located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, the Series AMZL property and the Series AMZL subsidiary will face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than the Series AMZL property and the Series AMZL subsidiary. If the Series AMZL property’s and the Series AMZL subsidiary’s competitors offer space at rental rates below current market rates, below the rental rate that the Series AMZL property and the Series AMZL subsidiary currently charges the Series AMZL tenant, in better locations within the Series AMZL property’s market or in higher quality facilities, the Series AMZL property and the Series AMZL subsidiary may lose potential tenants and Series AMZL may be pressured to reduce the Series AMZL’s property’s rental rate below the rate that the Series AMZL property and the Series AMZL subsidiary currently charges or offer other concessions to retain the Series AMZL tenant when the Series AMZL lease expires.

Legal Proceedings

There are no legal proceedings regarding Series AMZL or the Series AMZL property

Our Policies with Respect to Certain Other Activities

If the Board determines that additional funding is required, Series AMZL may raise funds through offerings of equity or debt securities of Series AMZL, the use of leverage or the retention of cash flow (subject to provisions in the Code concerning distribution requirements and the taxability of undistributed REIT taxable income) or a combination of these methods. For information regarding Series AMZL’s use of leverage, please see “—Series AMZL—Series AMZL Financial and Legal Matters—Series Financing Strategy.” In the event that the Board determines to raise additional equity capital in respect of Series AMZL, it has the authority, without approval of holders of ROX Series AMZL ETPs, to authorize Series AMZL to issue additional ROX Series AMZL ETPs or other classes of ETPs of Series AMZL, including with associated preferences, in any manner (including in exchange for cash or property) and on such terms and for such consideration as the Board deems appropriate, at any time.

Series AMZL may repurchase or otherwise reacquire ROX Series AMZL ETPs and may engage in such activities in the future. Neither ROX LP nor Series AMZL intends to engage in trading, underwriting or agency distribution or sale of securities of other issuers. Neither ROX LP nor Series AMZL has in the past invested, and is not expected in the future to invest, in the securities of other issuers for the purpose of exercising control over such issuers. Series AMZL has not made any loans to third parties, although Series AMZL may in the future make loans to third parties, including, without limitation, to its subsidiaries. Series AMZL intends to make investments in such a way that it will not be treated as an investment company under the Investment Company Act.

The primary business of Series AMZL will be to own its interest in the Series AMZL subsidiary, which will own and operate the Series AMZL property.

The Board may change any of these policies at any time without prior notice to, or a vote of, the holders of ROX Series AMZL ETPs.

MANAGEMENT

General

We are managed and operated by ROX GP, through the Board and executive officers of ROX GP, a wholly-owned subsidiary of ROX Parent. ROX Parent, as the sole member of ROX GP, will have the sole power to:

•	nominate and elect all members of the Board;
•	set the number of members of the Board;
•	remove any member of the Board, with or without cause, at any time; and
•	fill any vacancies on the Board.

The holders of ETPs will not be entitled to elect our general partner or its Board or otherwise directly participate in our management or operations. Our general partner owes certain contractual duties to the holders of ETPs as well as a fiduciary duty to its owner, ROX Parent. Please see “Conflicts of Interest and Fiduciary Duties.”

ROX Parent has nominated and elected the initial Board, composed of three individuals, all of whom are independent as defined under the standards established by the NYSE. Each of the members of the Board holds office for an annual term or until his or her resignation or removal by ROX Parent. The officers of ROX GP serve at the pleasure of the Board.

The NYSE does not require a listed publicly-traded partnership, such as ROX LP, to establish a compensation committee or a nominating committee. However, ROX GP is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE, subject to certain transitional relief during the one-year period following completion of this offering.

All the executive officers of ROX GP will allocate their time between managing our business and affairs and the business and affairs of ROX Parent or its affiliates. The amount of time that the executive officers of ROX GP will devote to our business and the business of ROX Parent or its affiliates will vary in any given year based on a variety of factors, pursuant to services agreements. Please see “Services Agreement with RPS Securities.”

ROX LP’s and any Series’ operations will be conducted through, and each Series’ assets will be owned by, various subsidiaries. However, neither ROX GP, ROX LP, any Series nor any Series’ subsidiaries are expected to have any employees. RPS Securities’ and ROX GP’s affiliates have the sole responsibility for providing the personnel necessary to conduct the operations of ROX GP, and through RPS Securities and ROX GP for the benefit of ROX LP, any Series and any Series’ subsidiaries. ROX GP has a non-economic interest in ROX LP but affiliates of ROX GP will be paid certain fees for providing services to ROX LP, the Series and the Series’ subsidiaries and ROX LP is required to reimburse ROX GP and its affiliates for specified expenses. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses” and “Services Agreement with RPS Securities.”

In evaluating director candidates, ROX Parent will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the Board’s ability to manage and direct the affairs and business of ROX LP (through ROX GP), the applicable Series and any Series’ subsidiaries, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties.

Executive Officers and Members of the Board

The following table sets forth information for the executive officers and members of the Board upon the completion of this offering. Members of the Board hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the Board. There are no family relationships among any of the Board members or executive officers. All of the executive officers of ROX GP also serve as executives of ROX Parent and particular affiliates.

Name	Age	Position with ROX GP

Peter Braverman	69	Chair of the Board
Howard S. Roth	64	Board Member and Chair of the Audit Committee
Elizabeth A. Abdoo	62	Board Member
Anthony F. Moro	50	President (principal executive officer)
Eyal Leibovitz	59	Chief Financial Officer (principal financial officer)
David L. Ronn	59	Chief Legal Officer and Secretary
Shachar Melman	35	Senior Vice President – Real Estate

Biographical Information

Peter Braverman. Mr. Braverman was appointed as a member of the Board on November 11, 2020. He served as the Vice Chairman (formerly President) of Winthrop Management from March 2013 through December 2020, at which time he retired. Previously he was President and Trustee as well as Executive Vice President/Vice Chairman of Winthrop Realty Trust. Winthrop Realty Trust was a NYSE-listed REIT prior to its liquidation and an affiliate of Winthrop Management. In addition, Mr. Braverman served as Executive Vice President of Winthrop Realty Partners, L.P. between 1996 and 2018 and President of Concord Debt, Inc., a commercial lending platform. Mr. Braverman also served as Director and President of Shelbourne Properties, a group of three publicly traded REITs from their initial listing on the American Stock Exchange in 2002 until their liquidation in 2004. In addition, he was the President of Newkirk Realty Trust, a NYSE-listed REIT focused on triple net properties from its inception to its sale in 2007. Prior to 1996, Mr. Braverman was Executive Vice President of National Property Investors, an investment and property management firm. He also served as Vice President of Fischbach Corporation, formerly a NYSE-traded international construction firm. Mr. Braverman holds a B.S. in Industrial and Labor Relations from Cornell University and a J.D. from Emory University School of Law.

We believe that Mr. Braverman is qualified to serve on the Board due to his extensive REIT, transactional and capital markets experience. The analysis skills and financial expertise he developed over his significant career allows him to bring important overall guidance to the Board as its Chair.

Howard S. Roth. Mr. Roth was appointed as a member of the Board and as Chair of the Board’s Audit Committee on November 11, 2020. Mr. Roth, a certified public accountant, had a 32-year career at Ernst & Young, LLP including 10 years with predecessor firm Kenneth Leventhal & Co which merged into Ernst & Young in 1995. Mr. Roth led Ernst & Young LLP’s global real estate, hospitality and construction practice from January 2008 until June 2017, leading the practice to overall revenues of $2 billion prior to his retirement in June 2017. Prior to that, he led the firm’s Northeast real estate practice and New York real estate tax practices. Mr. Roth was also a member of the Ernst & Young LLP’s Global Practice Group, which consisted of the 125 senior leaders of the firm’s global partnership. Mr. Roth’s global leadership role included developing and implementing services, solutions and technical content in the changing assurance (GAAP, IFRS), tax, and regulatory environment. He also led that practice’s digital solutions efforts including cybersecurity, data analytics, smart buildings and workplace of the future. During his career, Mr. Roth served many of Ernst & Young LLP’s most significant global real estate, private equity and corporate clients in senior advisory, coordinating partner and tax partner capacities. His experience includes transactional analysis, entity structuring, regulatory and tax compliance and judicial and non-judicial reorganizations. Since June 2017, Mr. Roth has been a principal with HSR Advisors, LLC. Mr. Roth currently serves as the Chairman of the Audit Committee and member of the Nominating and Governance Committee of Lexington Realty Trust (NYSE: LXP). He also serves on the Advisory Boards of The Black Chamber Group, a private alternative asset manager, and Hodes Weill & Associates, a global real estate advisory firm. Mr. Roth graduated from Hofstra University with a B.B.A. in accounting, is a lifetime trustee and governor of the Urban Land Institute and a member of Nareit and the National Association of Corporate Directors. He also completed the Ernst & Young LLP sponsored Executive Management programs at the Harvard Business School and Northwestern’s Kellogg School of Management.

We believe Mr. Roth is qualified to serve on the Board due to his extensive experience as a director of public companies and his public accounting experience. Additionally, his 35 years of combined financial and accounting experience will allow him to provide guidance to the board of directors in overseeing the financial and accounting aspects of our operations.

Elizabeth A. Abdoo. Ms. Abdoo was appointed as a member of the Board on November 11, 2020. Ms. Abdoo joined Host Hotels & Resorts, Inc. (NASDQ: HST), the largest lodging REIT and one of the largest owners of upscale and luxury hotels, in 2001 as Senior Vice President, General Counsel and Secretary and served as Executive Vice President, General Counsel and Secretary from 2003 until November 2019. She served as Senior Advisor to that entity until April 2020. While at the company, she was a member of the investment committee responsible for the review, assessment and approval of real estate acquisitions, dispositions, investments, capital market activities and major capital expenditures. She staffed and led a high performing team of attorneys responsible for all legal affairs, while advising senior management and the board of directors and its committees on legal and regulatory matters, ethics and governance, human capital and enterprise risk management. In addition, her responsibilities included leading negotiations on major acquisitions and dispositions, joint ventures and public and private equity and debt offerings in the United States and internationally. From 1996 to 2001, Ms. Abdoo worked for Orbital Sciences Corporation (Northrup Grumman) with her last titles being Senior Vice President and Assistant General Counsel and advised the company on mergers and acquisitions, finance and securities matters. Ms. Abdoo began her career as an associate at Winthrop, Stimson, Putnam & Roberts (now Pillsbury Winthrop Shaw Pittman LLP) in New York city and then at Hogan & Hartson LLP (now Hogan Lovells LLP) in Washington DC. Since 2019, Ms. Abdoo has been a board member of the Alliance for the Chesapeake Bay, where she chairs the governance committee and serves on the executive and finance committees. Since 2018, she has served on the Board of Visitors of Georgetown University Law Center and as a member of the finance committee. Ms. Abdoo has a B.A. in Government from Georgetown University (cum laude) and a J.D. from Georgetown University Law Center. She is a member of the State Bars of New York and the District of Columbia.

We believe Ms. Abdoo is qualified to serve on the Board due to her extensive REIT, real estate transactions, governance and legal experience for a public entity. In addition, her extensive legal skills and experience allow her to provide a different point of view for Board analysis and decisions.

Anthony F. Moro. Mr. Moro has served as President of ROX GP since its formation and is the principal executive officer of ROX GP. He also has served as President of ROX Parent and ROX Financial Services Inc., or ROX Financial Services, both since July 29, 2019. Mr. Moro is employed by ROX Financial Services in its New York, New York office. Mr. Moro is a senior financial services executive with 25 years of progressive experience in the global equity capital markets with expertise in deal structuring, market and regulatory practices, securities servicing, operations, investor relations and transaction management. Prior to joining ROX Parent, Mr. Moro spent more than two decades at The Bank of New York Mellon (NYSE: BK) beginning in June 1997. From 2011 through 2019, he served in BNY Mellon’s Issuer Services business as Managing Director, Depositary Receipts Regional Head for Europe, Middle East and Africa. Prior to that, he served as Regional Head for the Americas and as Head of Global Marketing, Depositary Receipts. At BNY Mellon, Mr. Moro was based in New York and London, where he led employees located on five continents and traveled to more than 60 countries. In that capacity, he helped securities issuers structure and market their initial public offerings and stock exchange listings and was a frequent speaker and thought leader on cross-border equity capital markets issues. Mr. Moro has a B.A. degree from Brown University in Political Science and Organizational Behavior and Management.

Eyal Leibovitz. Mr. Leibovitz has served as Chief Financial Officer of ROX GP since its formation and of ROX Parent since July 1, 2019. He also has served as Chief Financial Officer of RealOneX Ltd since July 1, 2019. Mr. Leibovitz is employed by RealOneX Ltd., a wholly-owned subsidiary of ROX Parent, in its Tel Aviv, Israel office. Mr. Leibovitz is a senior financial executive with 32 years of experience of financial management, of which the last 22 years were with publicly-traded companies acting as Chief Financial Officer, including from January 2017 through November 2020 for Cellect Biotechnology Ltd. (NASDAQ: APOP), from January 2016 through December 2016 for Evogene Ltd. (NASDAQ: EVGN), from 2011 to 2015 for N-trig Ltd. and from 2007 to 2011 for Kamada Ltd. (NASDAQ: KMDA). From 2002 to 2007 Mr. Leibovitz served as the international controller of Harmonic Inc. (NASDAQ: HLIT) and from 1997 to 2002 as the co-founder and Chief Financial Officer of New Media Communications which was sold to Harmonic. Among his achievements, he led successful large-scale fund-raising efforts for those entities (including through initial public offerings, private investment in public equity rounds, public rights offerings, venture lending and public convertible debt) and multiple merger and acquisition transactions. As Chief Financial Officer for the foregoing public companies, he had responsibility for all financial reporting, Sarbanes-Oxley compliance, budget control, financial planning, strategic negotiations, investor and public relations, legal proceedings, operations and human resources. Mr. Leibovitz has B.B.A. degree from City University of New York in Finance and Management Information Systems.

David L. Ronn. Mr. Ronn has served as Chief Legal Officer and Secretary of ROX GP since its formation. Mr. Ronn also has served as General Counsel, Senior Vice President and Secretary of ROX Parent since July 1, 2019 and of ROX Financial Services since its formation. Mr. Ronn is employed by ROX Financial Services Inc. in its Houston, Texas office, with an allocation of part of his compensation expenses to RPS Securities, also in Houston, Texas. He has served as Chief Executive Officer of RPS Securities since its formation. Prior to joining ROX Parent, Mr. Ronn was a partner in the law firm of Orrick, Herrington & Sutcliffe LLP, based in Houston, Texas from February 2016 through June 2019, from where he assisted ROX Parent to develop its structure and organization together with its initial funding. From January 2011 through February 2016, Mr. Ronn was a partner at the law firm of McGuireWoods LLP in their Houston office. Mr. Ronn began his legal career in Houston with Bracewell & Patterson LLP (now Bracewell LLP) in November 1990 and made partner in January 1998. For over 30 years, Mr. Ronn’s legal practice focused on corporate governance, mergers and acquisitions and capital markets matters for startups through public entities, with concentrations in public and private securities offerings, structuring and board advice and master limited partnerships, generally in the oil and gas and technology industries. Mr. Ronn has a B.A. in French from Rice University, an M.B.A. in International Business, Finance and Marketing from the A.B. Freeman School of Business at Tulane University and a J.D. from the University of Houston. He is a member of the State Bar of Texas. Mr. Ronn is licensed by FINRA as a registered representative and has passed the SIE, Series 7, Series 24, Series 79 and Series 66 exams. Mr. Ronn was the first lawyer in Houston certified as a Leadership in Energy and Environmental Design (LEED)-accredited professional by the U.S. Green Building Council and owns the first LEED-H certified home in Houston.

Shachar Melman. Mr. Melman has served as Senior Vice President – Real Estate of ROX GP since its formation. He also has served as Senior Vice President – Real Estate of ROX Parent and ROX Financial Services, both since August 26, 2019. Mr. Melman is employed by ROX Financial Services in its New York, New York office. Mr. Melman is an experienced real estate acquisitions and asset management specialist. Prior to joining ROX Parent, Mr. Melman worked at Ashkenazy Acquisition Corp. in New York from February 2017, and before that at PBC USA, the global arm of Israel’s Property & Building Corp. Overall, Mr. Melman has sourced, closed and asset-managed over $2 billion of transactions. Mr. Melman earned a B.A in Business Management & Political Science from the University of Haifa, Israel and an M.B.A. from the University of Michigan’s Ross School of Business, with a concentration in Real Estate and Finance. Prior to graduate school, he served as a Captain in the Israeli Navy where he held several combat leadership roles, including Weapons Officer and Executive Officer on a missile ship and Head of the Navy Weapons School.

Committees of the Board

The Board will have a standing audit committee and an ad-hoc conflicts committee. We do not expect that the Board will have a compensation committee or a nominating committee, but rather that the board of directors of ROX Parent will determine the nomination, election and compensation of the members of the Board. ROX GP will not have any employees.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following completion of this offering as described above. The audit committee will assist the Board in its oversight of the integrity of the financial statements of each Series and compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to:

•	retain and terminate our independent registered public accounting firm;
•	approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm; and
•	pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm.

The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management.

All three of the Board members shall service on the audit committee. All three of those individuals are independent and “financially literate” under the applicable standards of the NYSE and the SEC. Mr. Roth is designated as the Chair and each of the members of the Audit Committee are designated as financial experts within the meaning of Item 407(d)(5) of Regulation S-K under the Exchange Act and with accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

Conflicts Committee

All three of the independent members of the Board will serve on a conflicts committee, as necessary, to review specific matters that the Board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The conflicts committee will determine if the resolution of the conflict of interest is opposed to the interest of ROX LP or the relevant Series. The members of the conflicts committee may not be officers or employees of ROX GP or directors, managers, officers or employees of its affiliates, including ROX Parent, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in ROX GP or its affiliates that is determined by the Board to have an adverse impact on the ability of such member to act in an independent manner with respect to the matter submitted to the conflicts committee. Any matters approved by the conflicts committee will be conclusively deemed to be approved by ROX LP and all the holders of ETPs and not a breach by ROX GP of any duties it may owe ROX LP, a Series or any holders of ETPs.

Our partnership agreement provides that the conflicts committee of the Board may be comprised of one or more independent directors. For example, if because of resignation, disability, death or conflict of interest with respect to a party to a particular transaction, only one independent member of the Board is available or qualified to evaluate such transaction, the interests of the applicable holders of ETPs of a Series may not be as well served as if the conflicts committee acted with at least two independent directors. A single-member conflicts committee would not have the benefit of discussion with, and input from, other independent members.

Board Leadership Structure

With the policy of ROX GP being that all the members of the Board shall be independent, there will be a separation between the offices of chairman of the Board and principal executive officer. Members of the Board are designated or elected by ROX Parent. Accordingly, unlike holders of common stock in a corporation, holders of ETPs will have only limited voting rights on matters affecting the business or governance of ROX LP or the applicable Series, subject in all cases to any specific rights contained in our partnership agreement. Please see “ROX LP Partnership Agreement—Meetings; Voting.”

Board Role in Risk Oversight

ROX GP governance guidelines provide that the Board is responsible for reviewing the process for assessing the major risks facing ROX LP and each Series and the options for their mitigation. This responsibility will be largely satisfied by ROX GP audit committee, which is responsible for reviewing and discussing with management and ROX LP independent registered public accounting firm major risk exposures to ROX LP and each Series and the policies management has implemented to monitor such exposures, including the financial risk exposures of ROX LP and each Series and risk management policies.

Code of Business Conduct and Ethics

The Board has established a code of business conduct and ethics that applies to the members of the Board and the officers of ROX GP, when such individuals are acting for or on behalf of ROX GP. Among other matters, ROX GP’s code of business conduct and ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and
•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our officers or the Board may be made only by the Board and will be promptly disclosed as required by law or stock exchange regulations.

Advisory Board

The Advisory Board will act as a resource for the Board and executive officers with respect to real estate industry knowledge and strategy, including advice related to the sourcing and evaluation of properties and the creation of value for our Series. Members of the Advisory Board have no written advisory agreement with us. Moreover, members of the Advisory Board will not be under any fiduciary obligations to us nor will such members perform Board or committee functions, nor will such members have any voting or decision-making capacity on our behalf. Members of the Advisory Board will also not be required to devote any specific amount of time to our efforts or be subject to the fiduciary requirements to which the Board members are subject. Accordingly, if members of the Advisory Board become aware of a potential property acquisition opportunity that is suitable for any of the entities to which that member has fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such potential property acquisitions to that entity, and only present it to us if that entity rejects the opportunity. We may modify or expand our roster of members of the Advisory Board. Any compensation to the Advisory Board shall be paid by ROX Parent and shall not be borne by holders of ETPs.

The Advisory Board currently consists of:

Marty Burger. Mr. Burger is the Chief Executive Officer of Silverstein Properties, Inc. He leads the company’s day to day activities, and focuses on its acquisition, development and financing efforts in the United States and abroad. Prior to joining Silverstein, Mr. Burger was President and Chief Executive Officer of Artisan Real Estate Ventures, a company he founded in 2006. Prior to Artisan, Mr. Burger spent 15 years at Related, including serving as President of Related Las Vegas and Executive Vice President of The Related Companies, L.P. From 1994 to 1997, Mr. Burger was a Vice President at The Blackstone Group working on acquisitions for its first three real estate opportunity funds. From 1993 to 1994, he worked for Goldman Sachs’ Whitehall Real Estate funds, also on the acquisition side. Prior to that, Mr. Burger spent five years at The Related Companies where he was a Vice President of Development and Acquisitions. Mr. Burger received a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania. He is a Trustee and a Governor of the Urban Land Institute, a member of the Global Board, and formerly a member of the America’s Executive Committee, the Chairman of the New York District Council, and Chairman of his Urban Development Mixed-Use Council. Mr. Burger is on the Executive Committee of the Zell/Lurie Real Estate Center at the Wharton School of the University of Pennsylvania, an Advisory Board Member of the Center for Real Estate and Finance at Cornell University, the Advisory Board of the New York University Schack Institute of Real Estate, and the Policy Advisory Board of the Fisher Center for Real Estate at the Haas School of Business at UC Berkeley. He is an active member of the Real Estate Roundtable in Washington, DC, and is on the Directors’ Advisory Council and the New York City Mortgage Committee of the M&T Bank. Mr. Burger is involved with Fuller Center, helping to create quality housing for those in need. He is a board member of SparkYouth, a charitable organization providing funds to multiple programs benefitting underprivileged inner-city children in the New York City metro area. He is a member of the Board of Trustees of the Battery Conservancy, a trustee of National Jewish Health, is on the Lincoln Center Real Estate and Construction Council, a board member of the Lincoln Square Business Improvement District, and is a board member of the Partnership for New York City. In addition, Mr. Burger is Co-Chair of the Real Estate Division of the Friends of the Israeli Defense Forces and has chaired multiple missions to Israel, and helps oversee the activities of the Downtown Division of the UJA Federation.

Dr. Peter Linneman. Dr. Linneman is currently an Emeritus Albert Sussman Professor of Real Estate at The Wharton School, University of Pennsylvania. Dr. Linneman is currently a principal of Linneman Associates, a real estate advisory ﬁrm, and a principal of American Land Funds, a private equity ﬁrm. Dr. Linneman has served on over 20 public and private company boards, including serving as chairman of the board of Rockefeller Center Properties, Inc., a REIT, as a member on the board of trustees of Equity Commonwealth (formerly known as CommonWealth REIT), a publicly-traded REIT, as a member of the board of directors of Regency Centers Corporation, a publicly-traded REIT, and as an independent director of AG Mortgage Investment Trust, Inc., a publicly-traded REIT. Dr. Linneman previously served as a director of Equity One, Inc., prior to its merger with Regency Centers Corporation, Bedford Property Investors, Inc., Atrium European Real Estate Ltd, and Equity Office Properties. Dr. Linneman holds both Masters and Doctorate degrees in economics from the University of Chicago and a Bachelor of Arts degree from Ashland University.

David Z. Hirsh.  Mr. Hirsh is a sophisticated real estate investor with more than 30 years of experience across all major real estate product types in most major U.S. markets.  Over the course of his career, he has completed in excess of $30 billion in transactions and has developed a broad set of skills, including: portfolio management, leasing, asset sales and dispositions, lending and workouts and restructuring.  In addition, he has a proven track record creating value rebranding hotels and strategically repositioning office buildings. Mr. Hirsh is currently a nominee for director of SILVERspac Inc. (NASDAQ: SLVR). Mr. Hirsh previously spent approximately 16 years, from 2002 to 2018, working in the real estate asset management group at Blackstone until his retirement in January 2018. During his tenure at Blackstone, Mr. Hirsh’s most significant responsibilities included day-to-day oversight and strategic management of Equity Office Properties from 2009 to 2018, IndCor Industrial Properties from 2013 to 2015, LXR Hotels and Resorts portfolio from 2004 to 2010 and several investments in the retail and senior housing sectors. Prior to joining Blackstone, Mr. Hirsh worked at Citigroup Inc. for approximately fifteen years, including six years in real estate asset management, where he led the hotel group, and five years in corporate finance specializing in corporate real estate and project lending. Mr. Hirsh is involved in several philanthropic efforts including the THANC Foundation and CaringKind. He is also an Adjunct Professor and Vice Chair of the Advisory Board at the New York University Schack Institute of Real Estate, a member of the executive advisory board of the New York University Entrepreneurial Institute and a Trustee at Pace University. Mr. Hirsh holds a Bachelor of Business Administration from Pace University and a Master of Science in Real Estate Development and Investment from New York University.

BOARD AND EXECUTIVE COMPENSATION

Compensation of Board

ROX Parent has set the compensation of for each member of the Board, as applicable, as follows:

•	Annual Retainer: $20,000 per Series.
•	Annual Chair of Board Retainer: $2,500 per Series up to a maximum of $10,000 in aggregate across all Series.
•	Annual Audit Committee Chair Retainer: $2,500 per Series up to a maximum of $10,000 in aggregate across all Series.
•	Annual Audit Committee Member (Non-Chair) Retainer: $250 per Series up to a maximum of $1,000 in aggregate across all Series.

The annual cash retainers will be paid in quarterly installments in arrears. Annual cash retainers will be pro-rated for any partial calendar quarter of service. The cash compensation of the Board is subject to change at the discretion of ROX Parent based on facts and circumstances, particularly as ROX LP issues additional ETPs for additional Series and the complexity of the management of the Series based on the types and amounts of commercial real estate included in each Series. Initially, the above compensation shall be allocated to each Series or all Series as set forth above. Pursuant to our partnership agreement, ROX GP shall determine the allocation of the above compensation to each Series or all Series, as applicable. Therefore, ROX GP may change that allocation from time to time based on changes to the above compensation, the number of Series and the types and amount of commercial real estate held by each Series.

ETP Ownership Guidelines

ROX Parent has adopted guidelines for ownership of ETPs for all its directors, managers, officers and employees and those of its subsidiaries, including ROX GP. Since owning ETPs of different Series would not result in equal value of ownership across Series and to avoid conflicts of interests that ownership of ETPs could create, those guidelines restrict any of those individuals from owning any ETPs, which includes the Board and the officers of ROX GP. ROX Parent may determine in the future that such guidelines can be amended if an effective ownership structure can be created to reduce or eliminate those potential conflicts. No such amendment is currently contemplated.

Executive Compensation

Because all the officers of ROX GP are employees of affiliates of ROX Parent, those officers do not receive cash compensation from ROX GP for serving as ROX GP’s officers. ROX LP, on behalf of each Series, will pay RPS Securities fees and RPS Securities will use the proceeds from those fees in part to pay compensation to its officers and personnel with distributions of profit to ROX Parent that will be used to pay all the officers and employees of ROX Parent and its other affiliates.  Other than as part of that payment, neither ROX LP nor any Series reimburses ROX Parent or any of its affiliates directly for personnel costs, including salaries and benefits to be paid to individuals serving as named executive officers of ROX GP.  Please see “Services Agreement with RPS Securities.”  ROX LP does not have any employees. Consequently, neither we nor ROX GP has, and the Board has not considered, a compensation policy or program for ROX GP’s officers.

PRINCIPAL HOLDERS OF ROX SERIES AMZL ETPS

ROX Parent currently holds one ROX Series AMZL ETP in Series AMZL for which it made a capital contribution of $100. Upon the completion of this offering, Series AMZL shall redeem that ETP from ROX Parent for the original capital contribution of $100.

After the offering, none of the members of the Board or any executive officer of ROX GP holds, or will hold, ROX Series AMZL ETPs. ROX Parent has adopted guidelines for ownership of ETPs for all its directors, managers, officers and employees and those of its subsidiaries, including ROX GP. To avoid conflicts of interests that ownership of ETPs could create, those guidelines restrict any of those individuals from owning any ETPs, which includes the Board and the officers of ROX GP. ROX Parent may determine in the future that such guidelines can be amended if an effective ownership structure can be created to reduce or eliminate potential conflicts. No such amendment is currently contemplated.

Other than any purchaser of ROX Series AMZL ETPs in this offering, following the completion of this offering there will be no holder of more than 5% of ROX Series AMZL ETPs offered pursuant to this prospectus.

In accordance with SEC rules, the above percentage would include in any holder’s beneficial ownership:

•	all ETPs the investor owns beneficially or of record;
•	all ETPs over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and
•	all ETPs the investor has the right to acquire within 60 days (such as restricted ETPs that are currently vested or which are scheduled to vest within 60 days).

DESCRIPTION OF ROX SERIES AMZL ETPS

The following is a summary of the Series AMZL designation and other specific terms and provisions for ROX Series AMZL ETPs. Please see “ROX LP Partnership Agreement” for a description of our partnership agreement and the general terms and provisions related to ROX Series AMZL ETPs. The Series AMZL designation is attached as Schedule Series AMZL to our partnership agreement that is filed as an exhibit to the registration statement of which this prospectus is part and included in this prospectus as Appendix A. We will provide holders of ROX Series AMZL ETPs and prospective holders of ROX Series AMZL ETPs with a copy of the Series AMZL designation upon request at no charge.

Series Designation

The Series AMZL designation states the following:

•	Date of Establishment: November 19, 2020
•	Name of Series: Series AMZL
•	Status of Series: A protected series in accordance with Section 17-218 of the Delaware Act.
•	Relative Rights: No terms differ from those set forth in our partnership agreement.
•	Additional terms: None.

Series AMZL Subsidiary and Structure

Series AMZL owns 100% of ROX AMZL Oakley CA LLC, a Delaware limited liability company that will be the owner of the Series AMZL property upon closing of the purchase of the Series AMZL property.

The following chart shows the anticipated structure for Series AMZL immediately after giving effect to this offering and the closing of the purchase of the Series AMZL property. For a summary of the asset purchase agreement for the Series AMZL property, please see “Business and Property—Series AMZL Financial and Legal Matters—Asset Purchase Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for ROX Series AMZL ETPs is                        .

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Summary of Applicable Duties

The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership. Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which ROX GP would otherwise be held by state fiduciary duty law. Our partnership agreement also specifically defines the remedies available to holders of ETPs for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

When ROX GP is acting in its capacity as general partner of ROX LP or a Series, as opposed to in its individual capacity, it must act in good faith, meaning it must act in a manner that it believes is not opposed to the interest of ROX LP or a relevant Series. This duty to act in good faith is the default standard set forth under our partnership agreement and ROX GP will not be subject to any higher standard.

Our partnership agreement specifies decisions that ROX GP may make in its individual capacity and permits ROX GP to make these decisions free of any contractual or other duty owed to a holder of ETPs. These provisions entitle ROX GP to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, ROX LP, any Series, any subsidiaries thereof or any holder of ETPs. These situations include:

•	to propose or approve any business for ROX LP or any Series;
•	the transfer of its general partner interest in ROX LP;
•	exceptions to ownership limits of ETPs;
•	declare and pay distributions on any ETPs of a Series;
•	its determination to propose amendments to our partnership agreement or a Series Designation; and
•	its determination whether to consent to any merger or consolidation or amendment of the partnership agreement.

When the directors and officers of ROX GP cause ROX GP to manage and operate business of ROX LP and all Series, the directors and officers must cause ROX GP to act in a manner consistent with ROX GP’s applicable duties. However, the directors and officers of ROX GP have fiduciary duties to manage ROX GP, including when it is acting in its capacity as ROX GP, in a manner beneficial to ROX Parent.

Conflicts may arise as a result of the duties of ROX GP and its directors and officers to act for the benefit of its owners, which may conflict with the interests of ROX LP, any Series and the holders of ETPs. Where the directors and officers of ROX GP are causing ROX GP to act in its capacity as ROX GP, the directors and officers must cause ROX GP to act in good faith, meaning they cannot cause ROX GP to take an action that they believe is opposed to the interest of ROX LP or a Series. However, where a decision by ROX GP in its capacity as ROX GP is not clearly opposed to those interests but involves a conflict of interest, the directors of ROX GP may determine to submit the determination to the conflicts committee for review or to seek approval by the holders of the applicable ETPs of a Series, as described below.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between ROX GP and its directors, officers and owners (including ROX Parent), on the one hand, and ROX LP, any Series and the holders of ETPs, on the other hand.

Whenever a conflict arises between ROX GP or its owners, on the one hand, and ROX LP, any Series or the holders of ETPs, on the other hand, the resolution, course of action or transaction in respect of such conflict of interest shall be conclusively deemed approved by us, the applicable Series and all holders of ETPs and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution, course of action or transaction in respect of such conflict of interest is:

•	approved by the conflicts committee of the Board; or
•	approved by the holders of a majority of the outstanding ETPs of the affected Series, excluding any ETPs owned by ROX GP or any of its affiliates.

ROX GP may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of the Board or from the holders of a majority of the outstanding ETPs of the affected Series as described above. If ROX GP does not seek approval from the conflicts committee or from those holders of ETPs as described above and the Board approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the Board acted in good faith, and in any proceeding brought by or on behalf of us or any of the holders of ETPs, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the Board or the conflicts committee of the Board may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, all determinations, other actions or failures to act by ROX GP, the Board or any committee thereof (including the conflicts committee) will be presumed to be “in good faith” and in any proceeding brought by or on behalf of us or the holders of ETPs, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by ROX GP may affect the amount of cash available to pay distributions to holders of ETPs of a Series.

The amount of cash that is available for distribution to holders of ETPs of a Series is affected by decisions of ROX GP regarding such matters as:

•	amount and timing of asset purchases and sales;
•	cash expenditures;
•	borrowings;
•	entry into and repayment of current and future indebtedness;
•	issuance of additional ETPs of that Series; and
•	the creation, reduction or increase of reserves in any quarter.

In addition, arms’-length borrowings from third parties by ROX LP, a Series or their subsidiaries do not constitute a breach of any duty owed by ROX GP to the holders of ETPs of any Series. All these actions may affect the amount of cash distributed to the holders of ETPs of a particular Series.

For example, in the event a Series has not generated sufficient cash from its operations to distribute at least 90% of its net taxable income to maintain that Series’ election to qualify as a REIT, our partnership agreement permits that Series or its subsidiaries to borrow funds, which would enable the Series to make such distribution on all outstanding ETPs of that Series.

The members of the Board and officers of ROX GP have a fiduciary duty to make decisions in the best interests of ROX Parent, the owner of ROX GP. Therefore, the officers and directors of ROX GP have fiduciary duties to make decisions that may be contrary to the interests of ROX LP and any Series.

All members of the Board will be independent under applicable listing standards in accordance with the provisions of our partnership agreement. However, members of the Board and officers of ROX GP have a fiduciary duty to make decisions in the best interests of ROX Parent, the owner of ROX GP. Therefore, the officers and directors of ROX GP have fiduciary duties to make decisions that may be contrary to the interests of ROX LP and any Series.

ROX GP can consider the interests of parties other than ROX LP, any Series or holders of ETPs, such as ROX Parent or its affiliates, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which ROX GP would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits ROX GP to make a number of decisions in its individual capacity, as opposed to in its capacity as ROX GP. This entitles ROX GP to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, ROX LP, any Series or any holder of ETPs.

Because our partnership agreement contains provisions that replace the standards to which ROX GP would otherwise be held by state fiduciary duty law, it restricts the remedies available to holders of ETPs for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above because our partnership agreement contains provisions that replace the standards to which ROX GP would otherwise be held by state fiduciary duty law, it restricts the remedies available to holders of ETPs for actions that might otherwise constitute breaches of fiduciary duty.

For example, our partnership agreement provides that:

•

ROX GP and its officers and members of the Board will not be liable for monetary damages or otherwise to ROX LP, any Series or holders of ETPs for any losses sustained or liabilities incurred as a result of ROX GP’s, its officer’s or Board members’ determinations, acts or omissions in their capacities as general partner, officers or members of the Board, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of ROX GP or such officer or member of the Board engaged in by it in bad faith (as defined in our partnership agreement) or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful; and

•

in resolving conflicts of interest, it will be presumed that in making its decision ROX GP, the Board or the conflicts committee of the Board acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

By purchasing an ETP of any Series, the purchaser agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above.

Holders of ETPs have no right to enforce obligations of ROX GP and its affiliates under agreements with us.

Any agreements between ROX LP or any Series, on the one hand, and ROX GP and its affiliates, on the other, will not grant to the holders of ETPs, separate and apart from us, the right to enforce the obligations of ROX GP and its affiliates in favor of ROX LP or any Series.

Contracts between ROX LP or any Series, on the one hand, and ROX GP and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any other agreement, contract or arrangement (including the services agreement with RPS Securities and the license agreement with ROX Parent) between ROX LP or any Series and ROX GP and its affiliates are or will be the result of arm’s-length negotiations and their terms, including fees payable to ROX GP and its affiliates, may not be as favorable to us as if they had been negotiated with unaffiliated third parties. ROX GP will determine, in good faith, the terms of any of such future transactions. Accordingly, we may pay more than market value for the services provided by ROX GP and its affiliates. The terms of these agreements, contracts and arrangements may not solely reflect the best interest of holders of ETPs and may be overly favorable to the other party to such agreements, contracts and arrangements, including in terms of the substantial compensation to be paid to these parties. Further, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements, contracts and arrangements because of our desire to maintain our ongoing relationships with ROX GP and its affiliates.

Except in limited circumstances, ROX GP has the power and authority to conduct the business of ROX LP and all Series without approval of the holders of ETPs.

Under our partnership agreement, ROX GP has full power and authority to do all things, other than those items that require approval of holders of ETPs or as may be otherwise set forth in a Series Designation, necessary or appropriate to conduct the business of ROX LP and any Series, including, but not limited to, the following actions:

•

expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into equity interests of ROX LP, and incurring any other obligations;

•

making tax, regulatory and other filings, or rendering periodic or other reports to governmental or other agencies having jurisdiction over ROX LP’s and any Series’ business or assets (to the extent that ROX LP has any assets);

•

acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging assets of ROX LP (if any) and any Series or the determination to merge or otherwise combine ROX LP or a Series with or into another person;

•

using the assets of ROX LP (if any) and any Series for purposes consistent with our partnership agreement, including financings, repayment or guarantees of obligations and making capital contributions;

•	negotiating, executing and performing contracts, conveyance or other instruments;
•	distributing cash or cash equivalents;
•	selecting, employing or dismissing employees, agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;
•	maintaining insurance for the benefit ROX LP, any Series, any subsidiaries and indemnitees;
•

forming, acquiring an interest in, and contributing property and loaning money to, any partnerships, joint ventures, corporations, limited liability companies or other entity (including corporations, firms, trusts and unincorporated organizations);

•

controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;
•	entering into listing agreements with any national securities exchange and the delisting of some or all ETPs;
•	taking any action in connection with ROX LP’s or a Series’ management of any of their subsidiaries;
•	purchasing, selling or otherwise acquiring or disposing of ETPs; and
•	entering into agreements with any of its affiliates, including agreements to render services to any Series, a Series subsidiary or to itself in the discharge of its duties as ROX GP.

We may choose not to retain separate counsel for ourselves or for the holders of ETPs.

The attorneys, independent accountants and others who perform services for ROX LP or any Series have been retained by ROX GP or its affiliates. Attorneys, independent accountants and others who perform services for ROX LP or any Series are selected by ROX GP or the conflicts committee of the Board and may perform services for ROX GP and its affiliates. ROX LP may retain separate counsel or the conflict committee in the event of a conflict of interest between ROX GP and its affiliates, on the one hand, and ROX LP or the holders of ETPs, on the other, depending on the nature of the conflict, although ROX LP may choose not to do so.

ROX GP’s affiliates may compete with us, and neither ROX GP nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that ROX GP will be restricted from engaging in any business activities other than acting as the general partner of ROX LP and associated with each Series, engaging in activities incidental to its ownership interest in ROX LP and providing management, advisory and administrative services to its affiliates or to other persons. However, affiliates of ROX GP, including ROX Parent and its other subsidiaries, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us or any Series. In addition, ROX Parent and its other subsidiaries may compete with ROX LP or any Series for investment opportunities and may own an interest in entities that compete with ROX LP or any Series. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to ROX GP or any of its affiliates, including ROX Parent or its or their executive, officers, directors and managers. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for ROX LP or any Series will not have any duty to communicate or offer such opportunity to ROX LP or any Series. Any such person or entity will not be liable to ROX LP, any Series or to any holder of ETPs for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us.

Fiduciary Duties

Duties owed to holders of ETPs by ROX GP are prescribed by law and by our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided, however, that the implied contractual covenant of good faith and fair dealing may not be waived. For the avoidance of doubt, the foregoing shall not in any way reduce or eliminate any duties under the Advisers Act.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by ROX GP. We have adopted these provisions to allow ROX GP or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to consider the interests of other parties in addition to the interests of ROX LP, a Series or holders of ETPs when resolving conflicts of interest. We believe this is appropriate and necessary because the Board has a duty to manage our partnership in good faith and a duty to manage ROX GP in a manner beneficial to its owner. Without these modifications, ROX GP’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits ROX GP by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of ROX GP to attract and retain experienced and capable members of its Board and officers. Replacing the fiduciary duty standards represents a detriment to holders of ETPs because it restricts the remedies available to holders of ETPs for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits ROX GP to consider the interests of third parties in addition to the interests of ROX LP, a Series or holders of ETPs when resolving conflicts of interests.

The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of ROX GP contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on ROX GP and the rights and remedies of holders of ETPs with respect to these contractual duties:

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on its own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to ROX LP.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by ROX GP and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when ROX GP is acting in its capacity as general partner of ROX LP or a Series, as opposed to in its individual capacity, it must act in good faith , meaning that it believed its actions or omissions were not opposed to the interest of ROX LP and any Series, and it will not be subject to any higher standard under applicable law.

In addition, when ROX GP is acting in its individual capacity, as opposed to in its capacity as general partner of ROX LP or a Series, it may act without any fiduciary obligation to ROX LP, any Series or holders of ETPs whatsoever. These contractual standards replace the fiduciary duty obligations to which ROX GP would otherwise be held.

In making decisions, other than one where ROX GP is permitted to act in its sole discretion, it will be presumed that in making its decision ROX GP, the Board or the conflicts committee of the Board acted in good faith, and in any proceeding brought by or on behalf of any holder of ETPs or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

Rights and remedies of holders of ETPs

Our partnership agreement does not provide holders of ETPs with additional remedies beyond those provided under the Delaware Act. The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing ETPs, the purchaser agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a holder of ETPs to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify ROX GP and its officers, managers and certain other specified persons to the fullest extent permitted by law, against liabilities, costs and expenses incurred by ROX GP or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of ROX GP or such officer or manager engaged in by it in bad faith (as defined in our partnership agreement) or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful. Thus, ROX GP could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable.

Certain Relationships and Related Party Transactions

General

ROX LP’s and any Series’ operations will be conducted through, and each Series’ assets will be owned by, various subsidiaries. However, neither ROX LP, any Series nor any Series’ subsidiaries are expected to have any employees. ROX GP and its affiliates have the sole responsibility for providing the personnel necessary to conduct the operations of ROX LP, any Series and any Series’ subsidiaries. ROX GP has a non-economic interest in ROX LP, but affiliates of ROX GP will be paid certain fees for providing services to ROX LP, the Series and the Series’ subsidiaries and ROX LP is required to reimburse ROX GP and its affiliates for specified expenses.

Services Agreement

ROX LP, on behalf of Series AMZL, and RPS Securities have entered into a services agreement whereby RPS Securities has agreed to advise ROX LP and Series AMZL regarding, and assist ROX LP and Series AMZL in connection with negotiations related to, its business. Please see “Services Agreement with RPS Securities.”  RPS Securities is entitled to receive a management fee and a transaction and expense fee and may receive an asset sale fee. In connection with the payment of these fees to RPS Securities by Series AMZL, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series AMZL and the existence, management and operations of ROX LP, Series AMZL or ROX GP, other than expenses to be paid by ROX LP or Series AMZL as set forth in our partnership agreement. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

The services agreement has an initial term of 10 years, with automatic renewals for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The services agreement may be terminated at any time upon mutual consent of the parties or upon a material breach that is not cured 30 days after notice thereof and upon bankruptcy related filings or occurrences of the other party. If requested by ROX LP, RPS Securities will continue to provide assistance to ROX LP, Series AMZL and any of Series AMZL’s subsidiaries for up to 90 days after termination. Series AMZL shall be required to pay any fees to RPS Securities for a period of one year after termination that relates to any activities for which services were provided prior to termination.

RPS Securities is a FINRA member and is acting as our financial advisor in connection with this offering for which it will be entitled to a transaction and expense fee. The transaction and expense fee for this offering will be    % of the net proceeds, with net proceeds meaning the gross proceeds received by Series AMZL from this offering after deduction of the underwriters’ discounts and commissions (which equates to     % based on the gross proceeds of this offering). RPS Securities is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, RPS Securities will not underwrite or purchase any of the offered ROX Series AMZL ETPs or otherwise participate in any such undertaking.

Expense Reimbursement

Pursuant to our partnership agreement, ROX GP or its affiliates shall pay, and shall not charge or be reimbursed by, ROX LP or any Series for all direct and indirect expenses incurred or paid on behalf of ROX LP or a Series in its capacity as ROX GP for administrative or back office expenses of ROX GP, ROX LP or a Series, except for certain specified expenses, which shall be paid for, or reimbursed by, the applicable Series as allocated by ROX GP.

Series AMZL will reimburse ROX GP and its affiliates for certain expenses incurred in connection the acquisition of the Series AMZL property. To date, ROX GP and its affiliates have incurred approximately $                   of these expenses. We anticipate that, upon the completion of this offering and acquisition of the Series AMZL property, ROX GP and its affiliates will have incurred approximately $                  of these expenses. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

License Agreement

ROX LP and ROX Parent have entered into a license agreement pursuant to which ROX Parent has granted to ROX LP a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property, including the ROX logo, the website www.roxfinancial.com and other applications, technology and work product. The license agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after notice thereof. Upon termination, all rights of ROX LP in the applicable intellectual property shall terminate and ROX LP shall discontinue the use thereof.

Procedures for Review, Approval or Ratification of Transactions with Related Parties

We expect that the Board will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the Board will adopt a written code of business conduct and ethics, under which a member of the Board would be expected to bring to the attention of the principal executive officer or the Board any conflict or potential conflict of interest that may arise between the member of the Board in his or her personal capacity or any affiliate of that member in his or her personal capacity, on the one hand, and ROX LP, a Series, any Series’ subsidiaries or ROX GP on the other. The resolution of any such conflict or potential conflict should, at the discretion of the Board in light of the circumstances, be determined by a majority of the disinterested members of the Board.

If a conflict or potential conflict of interest arises between ROX GP or its affiliates, on the one hand, and ROX LP and the holders of ETPs, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the Board in accordance with the provisions of our partnership agreement. At the discretion of the Board in light of the circumstances, the resolution may be determined by the Board in its entirety, by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement or by approval of a Series Majority (excluding ROX GP and its affiliates).

Upon our adoption of our code of business conduct, we would expect that any executive officer of ROX GP will be required to avoid personal conflicts of interest unless approved by the Board.

Please see “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and as a result, any transactions described in this prospectus that occurred prior to that completion were not reviewed according to such procedures.

ROX LP PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement, which is qualified by reference to our partnership agreement that is filed as an exhibit to the registration statement of which this prospectus is part and included in this prospectus as Appendix A. Please see “Where You Can Find Additional Information.”  We will provide holders of ETPs and prospective holders of ETPs with a copy of our partnership agreement, upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to the duties of, and standard of care applicable to, ROX GP, please see “Conflicts of Interest and Fiduciary Duties”;
•	with regard to tax issues, please see “U.S. Federal Income Tax Considerations.”

Organization and Duration

ROX LP was organized as a Delaware series limited partnership on January 15, 2020 and has a perpetual existence unless dissolved pursuant to the terms of our partnership agreement. ROX LP shall be the sole registrant for purposes of the Securities Act, the Exchange Act and the rules and regulations of the SEC or any national securities exchange on which ETPs of a Series are listed or admitted to trading, as may be applicable. ROX LP shall also be an entity for purposes of the Delaware Act when referring to the partnership as a whole and for purposes as specified in our partnership agreement. We intend to treat ROX LP as a non-entity for purposes of U.S. federal income tax. Please see “U.S. Federal Income Tax Considerations.”

ROX LP is managed solely by ROX GP, as the general partner of ROX LP. Its general partner interest in ROX LP and associated with any Series is a non-economic interest, meaning that ROX GP shall not receive any portion of any distributions made by a Series. No holder of ETPs will participate in the operation, management or control of ROX LP’s or a Series’ business, transact any business in ROX LP’s or a Series’ name or have the power to sign documents for or otherwise bind ROX LP or a Series.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by ROX GP and that lawfully may be conducted by a series limited partnership (and the applicable Series) organized under Delaware law.

Series Designation

Each Series shall be established pursuant to a Series Designation and shall continue until terminated in accordance with our partnership agreement. In accordance with the Delaware Act, each Series described in this prospectus and every Series that ROX GP may establish in the future, will operate to the extent practicable as if it were a separate association for purposes of Delaware law, although a Series will not be a separate legal entity for state law purposes. Each Series will be treated as a separate business entity for U.S. federal income tax purposes and will elect to be treated as a REIT for U.S. federal income tax purposes. Please see “U.S. Federal Income Tax Considerations.”

The specific rights and obligations of ETPs of a Series are set forth in our partnership agreement and the Series Designation for the applicable Series. Each Series Designation shall set forth:

•	a name or names under which the business and affairs of that Series may be conducted;
•	whether that Series is a “protected series” in accordance with Section 17-218 of the Delaware Act or a “registered series” in accordance with Section 17-221 of the Delaware Act;
•

the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of ETPs of that Series and the holders associated therewith to the extent such terms differ from those set forth in our partnership agreement;

•	the list of Series subsidiaries and Series property from which that Series will derive its economic benefits; and
•	any other provisions applicable to that Series.

Under the Delaware Act, if particular provisions are met, including that those provisions are in the certificate of limited partnership of ROX LP, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of ROX LP shall be enforceable only against the assets of that Series or the general partners associated with that Series and not against the assets of ROX LP (if any) generally, any other Series or any general partner not associated with that Series. Accordingly, the real property and other assets of one Series include only the real property, related assets and other assets that are held by that Series, including funds delivered for the purchase of ETPs in that Series. However, the limitations on inter-series liability provided by the Delaware Act have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of ROX LP generally where the assets of such other Series or of ROX LP (if any) are insufficient to meet the liabilities of a Series or ROX LP.

The limited partner interests in each Series will be denominated in ETPs. Our partnership agreement provides that we may issue an unlimited number of ETPs, including of any Series of ETPs already issued, without the approval of any holder of ETPs. Please see “—Issuance of Additional ETPs.”

All ETPs offered by this prospectus will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the applicable ETPs offered by this prospectus, as determined by the Board, the holders of ETPs will not be liable to ROX LP to make any additional capital contributions with respect to those ETPs, except for the return of distributions that in certain circumstances exceed the fair value of the property of the Series of which those ETPs are associated and for which a holder of ETPs knew at the time of distribution that was the case.

Holders of ETPs have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any securities of ROX LP or a Series and no preferential rights to distributions, except as may otherwise be set forth in a Series Designation.

Each Series will hold interests in its real property through newly organized or existing limited liability companies or limited partnerships which will be owned and controlled by the Series and, if applicable, the existing owners of that property. Upon the completion of the offering of ETPs of a Series, the net proceeds thereof will be invested by the applicable Series into the corresponding subsidiary that will hold that Series property, with the assets and liabilities of that subsidiary segregated from the property of any other Series. ROX GP will maintain separate and distinct records for each Series and account for each Series’ assets separately from all other Series. In accordance with the Delaware Act, each Series may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets, grant liens and security interests and sue and be sued. ROX LP intends for each Series to conduct its business, enter into contracts and hold title to assets in its own name to the extent such activities are not undertaken through any Series’ subsidiaries.

ETPs of a Series will participate exclusively in the economic returns derived from interests in the Series property held by that Series. All consideration received by ROX LP for the issuance or sale of ETPs of a particular Series, together with all assets in which such consideration is invested or reinvested, and all income, earnings, profits and proceeds thereof, from whatever source derived, including any proceeds derived from the sale, exchange or liquidation of such assets (including for the avoidance of doubt, insurance proceeds with respect to such assets), and any funds or payments derived from any reinvestment of such proceeds, in whatever form, subject to the provisions of our partnership agreement, shall be held for the benefit of the holders of ETPs of such Series, and not for the benefit of the holders of ETPs of any other Series, and shall be accounted for and recorded upon the books and records of ROX LP separately from any assets associated with any other Series.

Cash Distributions

Our partnership agreement does not require us or a Series to pay distributions at any time or in any amount. Instead, the Board will adopt a cash distribution policy to be effective as of the completion of this offering that will set forth ROX GP’s intention with respect to the distributions to be made to holders of ETPs for each applicable Series. ROX GP, on behalf of each Series, intends to declare regular quarterly distributions to holders of ETPs of each Series. Since ROX GP holds a non-economic interest, ROX GP shall not receive any portion of any distributions made by a Series. U.S. federal income tax law generally requires that a REIT distribute annually at least 90%  of its REIT taxable income, excluding net capital gains and determined without regard to the dividends-paid deduction, and that it pays U.S. federal corporate income tax to the extent that it annually distributes less than 100% of its net taxable income, including net capital gains. Please see “Distribution Policy.”

Capital Contributions

Holders of ETPs are not obligated to make additional capital contributions.

Voting Rights

The following is a summary of the vote required from holders of ETPs for approval of the matters specified below. Matters that call for the approval of more than 50% of the outstanding ETPs of an applicable Series, we refer to as a Series Majority. Matters that call for the approval of the holders of a Series Majority of every Series, we refer to as an ETP Majority.

Issuance of additional ETPs	No approval rights
Amendment of our partnership agreement

Some amendments may be made by ROX GP without the approval of the holders of ETPs. Other amendments generally require the approval of a Series Majority. Please see “—Amendment of Our Partnership Agreement.”

Merger of our partnership	ETP Majority in particular circumstances. Please see “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets
Merger of two or more Series	Series Majority of the applicable Series. Please see “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”
Sale of Series Property	No approval rights. Please see “ROX LP Partnership Agreement—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”
Dissolution of our partnership	ETP Majority. Please see “—Dissolution.”
Termination or Dissolution of a Series

If proposed by ROX GP, a Series Majority. However, 20% of the holders of ETPs of a Series may propose the termination or dissolution, as applicable, of the applicable Series, subject to approval by a Series Majority. Please see “—Termination or Dissolution of a Series.”

Continuation of our business upon an event of withdrawal of ROX GP from the partnership	ETP Majority. Please see “—Dissolution of ROX LP.”
Removal of ROX GP	ROX GP may not be removed. Please see “—Withdrawal or Removal of ROX GP.”
Voting for members of the Board	Holders of ETPs will not be able to nominate, vote for appointment or vote for removal of any member of the Board. Please see “—Meetings; Voting.”
Transfer of ROX GP interest	No approval rights. Please see “—Transfer of General Partner Interest.”
Transfer of ownership interests in ROX GP	No approval rights. Please see “—Transfer of Ownership Interests in ROX GP.”

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among holders of ETPs or of holders of ETPs to us, or the rights or powers of, or restrictions on, the holders of ETPs or us);

•	brought in a derivative manner on our behalf;
•	asserting a claim of breach of a duty owed by any Board member, officer or other employee of us or ROX GP, or owed by ROX GP, to us or the holders of ETPs;
•	asserting a claim arising pursuant to any provision of the Delaware Act; or
•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims; provided, however, the foregoing does not apply to any claim, suit, action or proceeding brought to enforce any duty or liability created by the Exchange Act (or the rules and regulations thereunder) or the Securities Act (or the rules and regulations thereunder), which, to the fullest extent permitted by law, shall be exclusively brought in any federal district court of the United States. In addition, our partnership agreement provides that each limited partner irrevocably waives the right to trial by jury in any such claim, suit, action or proceeding.

We believe that the foregoing provisions are necessary to include in our partnership agreement since ROX LP was formed in Delaware and Delaware is currently the only jurisdiction that has statutes relating to series limited partnerships. Delaware provides the best likelihood for rational court decisions for anyone making the above claims. In addition, since ROX LP intends to issue a multitude of Series with different holders of ETPs for each Series and hence different interests than holders of ETPs of other Series (as compared to other public entities that have a single group of public holders), we believe it would be burdensome and costly to ETP holders for ROX LP and ROX GP to defend claims in multiple jurisdictions.

Reimbursement of ROX LP Litigation Costs

Our partnership agreement provides that if holders of ETPs or any persons holding a beneficial interest in a Series file a claim, suit, action or proceeding against us of a type identified in the bullet points under the above heading “—Applicable Law; Forum, Venue and Jurisdiction” and do not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought in any such claim, suit, action or proceeding, then such partners or persons will be obligated to reimburse us and our affiliates, including ROX GP, the owners of ROX GP and any officer or manager of ROX GP, for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding; provided, however, that the foregoing shall not apply to any claim, suit, action or proceeding brought to enforce any duty or liability created by the Exchange Act (or the rules and regulations thereunder) or the Securities Act (or the rules and regulations thereunder). Our partnership agreement does not define what constitutes a judgment that “substantially achieves, in substance and amount, the full remedy sought,” though we intend to apply a broad interpretation to such provision to apply the fee shifting provision broadly. However, there is no precise established definition of the phrase under applicable law. As a result, whether a specific judgment satisfies the foregoing criteria will be subject to judicial interpretation. By purchasing an ETP, a holder is irrevocably consenting to these reimbursement obligations as set forth in our partnership agreement.

Limited Liability

Assuming that a holder of ETPs does not participate in the control of our business within the meaning of the Delaware Act and that a holder otherwise acts in conformity with the provisions of the partnership agreement, a holder’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital that holder contributed to us for ETPs plus that holder’s share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the holders of ETPs as a group:

•	to terminate a Series;
•	to approve some amendments to our partnership agreement; or
•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the holders of ETPs could be held personally liable for our obligations under the laws of Delaware, to the same extent as ROX GP. This liability would extend to persons who transact business with us under the reasonable belief that the holder of an ETP is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against ROX GP if the holder of an ETP were to lose limited liability through any fault of ROX GP. While this does not mean that a holder of ETPs could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. To determine the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner (or holder of ETPs) who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that the Series subsidiaries will conduct business in several states and the Series subsidiaries may conduct business in other states or countries in the future. Maintenance of our limited liability as owner of a Series’ subsidiaries may require compliance with legal requirements in the jurisdictions in which the Series subsidiaries conduct business, including qualifying a Series’ subsidiaries to do business in those jurisdictions.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of a Series’ ownership interest in Series subsidiaries or otherwise, it were determined that a Series was conducting business in any jurisdiction without compliance with the applicable statute, or that the right or exercise of the right by the holders of ETPs as a group to terminate a Series, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the holders of ETPs could be held personally liable for our obligations under the law of that jurisdiction to the same extent as ROX GP under the circumstances. We intend to operate in a manner that ROX GP considers reasonable and necessary or appropriate to preserve the limited liability of the holders of ETPs.

Issuance of Additional ETPs

Our partnership agreement authorizes us to issue an unlimited number of additional ETPs of any Series already established or any new Series for the consideration and on the terms and conditions determined by ROX GP without the approval of any holders of ETPs.

Because of our structure, any issuance of ETPs in a Series will not dilute or affect the holders of ETPs in any other Series. It is possible that we will fund additional acquisitions of real property through the issuance of additional ETPs of an already existing Series. Holders of any additional ETPs of an existing Series we issue will be entitled to share equally in the distributions for that Series with the then-existing holders of ETPs in that Series. In addition, the issuance of additional ETPs of an already existing Series may dilute the value of the interests of the then-existing holders of ETPs of that Series in the assets of that Series.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional ETPs of a Series that, as determined by ROX GP, may have rights to distributions or special voting rights to which the existing ETPs of that Series are not entitled. In addition, our partnership agreement does not prohibit a subsidiary of ROX LP or a Series from issuing equity interests, which may effectively rank senior to ETPs of that Series.

Except as provided in a separate agreement by ROX LP or as set forth in a Series Designation, no holder of ETPs shall have any preemptive, preferential or other similar right with respect to the issuance of any ETPs.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement or any Series Designation may be proposed only by ROX GP. However, ROX GP will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the holders of ETPs, including any duty to act in the best interests of us or the holders of ETPs. To adopt a proposed amendment, other than the amendments discussed below, ROX GP is required to seek written approval of the holders of the number of ETPs required to approve the amendment or to call a meeting of the holders of ETPs to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by an ETP Majority, if related to the partnership as a whole, or Series Majority, if related to a particular Series.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any holder of ETPs without its consent, unless approved by the applicable Series; or
•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to ROX GP or any of its affiliates without the consent of ROX GP, which consent may be given or withheld in at its option.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding ETPs of every outstanding Series, on a Series-by-Series basis.

No ETP Holder Approval

ROX GP may generally make amendments to our partnership agreement without the approval of any holder of ETPs to reflect:

•	a change in the name of ROX LP or a Series, the location of our principal place of business, the registered agent of ROX LP or a Series or the registered office of ROX LP or a Series;
•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;
•

a change that ROX GP determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the holders of ETPs have limited liability under the laws of any state;

•	a change in the fiscal year or taxable year of ROX LP or any Series and related changes;
•

an amendment that is necessary, in the opinion of our counsel, to prevent ROX LP, a Series or ROX GP or its directors, managers, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Advisers Act or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that ROX GP determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional ETPs;
•	any amendment expressly permitted in our partnership agreement to be made by ROX GP acting alone;
•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;
•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•

any amendment that ROX GP determines to be necessary or appropriate for the formation by ROX LP or a Series of, or investment by ROX LP or a Series in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change that ROX GP determines to be necessary or appropriate to ensure that a Series qualifies or will continue to qualify as a REIT for U.S. federal income tax purposes;
•

an amendment to a Series Designation and, if applicable, a Series Certificate of Registered Series, that ROX GP determines to be necessary or appropriate to reflect the conversion of a Series from a “protected series” to a “registered series,” both as set forth in the Delaware Act, or vice-versa;

•

an amendment to a Series Designation to add additional Series subsidiaries due to additional acquisitions of Series property or to delete Series subsidiaries upon their sale or dissolution and liquidation;

•	an amendment to take into account a successor general partner for any Series in accordance with our partnership agreement if ROX GP remains as general partner for any Series; or
•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, ROX GP may make amendments to our partnership agreement or a Series Designation, without the approval of any holder of ETPs, if ROX GP determines that those amendments:

•

 do not adversely affect any holder of ETPs, including any holder of a particular Series as compared to holders of any other Series and any holders of a particular Series as compared to holders of that same Series, except as set forth in the applicable Series Designation;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of ETPs or to comply with any rule, regulation, guideline or requirement of any securities exchange on which ETPs are or will be listed for trading;

•	are necessary or appropriate for any action taken by ROX GP relating to splits or combinations of ETPs under the provisions of our partnership agreement; or
•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

 Opinion of Counsel and ETP Holder Approval

Any amendment that ROX GP determines would have a material adverse effect on the rights or preferences of any Series in relation to any other Series must be approved by a Series Majority of the affected Series. However, no vote will be required by any Series that ROX GP determines are not so adversely affected. Any amendment that would reduce or increase the voting percentage required to take any action other than to call a meeting of holders of ETPs is required to be approved by the affirmative vote of holders of ETPs whose aggregate outstanding ETPs constitute not less than the voting requirement sought to be reduced. For amendments of the type not requiring approval of the holders of ETPs, ROX GP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the holders of ETPs. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of ETPs of all Series, on a Series-by-Series basis, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our holders of ETPs.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of ROX LP or a Series requires the prior consent of ROX GP. However, ROX GP may decline to consent to any merger, consolidation or conversion and act in its sole discretion free of any duty or obligation whatsoever to us or the holders of ETPs, including any duty to act in the best interest of us or the holders of ETPs. Such transaction requires the approval of a Series Majority, if related solely to a Series, or an ETP Majority, if related to ROX LP as a whole. However, ROX GP may consummate any merger without the prior approval of the holders of ETPs if ROX LP is the surviving entity in the transaction, ROX GP has received an opinion of counsel regarding limited liability, the sole purpose of the transaction is to effect a mere change in the legal form of ROX LP into another limited liability entity and the governing instruments of the new entity provide ETP holders with substantially the same rights and obligations as in our partnership agreement.

ROX GP may effect the acquisition, disposition, mortgage, pledge, hypothecation or granting of a security interest in all or substantially all any Series property without the approval of any holders of ETPs. ROX GP may also sell all or substantially all of Series property under a foreclosure or other realization upon those encumbrances without such approval.

The holders of ETPs are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all the assets of a Series or any other similar transaction or event.

Dissolution of ROX LP

ROX LP will continue as a series limited partnership until dissolved under our partnership agreement. ROX LP will dissolve upon:

•	the election of ROX GP to dissolve us, if approved by an ETP Majority;
•	there being no holders of ETPs, unless we are continued without dissolution in accordance with applicable Delaware law;
•	the entry of a decree of judicial dissolution of ROX LP; or
•	the withdrawal of ROX GP as detailed below (or as otherwise required under the Delaware Act), unless:
o

a successor is elected and admitted to the partnership and associated with each Series and the partnership and each applicable Series are continued without dissolution or termination, as applicable, pursuant to our partnership agreement; or

o	the partnership and each applicable Series are otherwise continued without dissolution or termination, as applicable, in accordance with our partnership agreement and the Delaware act.

Upon a dissolution under the last clause above, the holders of an ETP Majority, or a Series Majority with respect to any Series, may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the such holders, which is generally subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability under Delaware law of any holder of ETPs.

Termination or Dissolution of a Series

A Series shall not be terminated or dissolved, as applicable, by the admission of additional holders of ETPs or by the admission of a successor general partner in accordance with the terms of our partnership agreement. Unless otherwise provided in the Series Designation establishing a Series, a Series shall terminate or dissolve, as applicable, and its affairs shall be wound up, upon:

•	the dissolution of ROX LP;
•	the sale of all or substantially all the Series property;
•	an event set forth as an event of termination or dissolution, as applicable, of such Series in the Series Designation establishing that Series;
•	an election to terminate the Series by ROX GP that is approved by the affirmative vote of the applicable Series Majority;
•	an election to terminate the Series approved at a meeting of the holders of ETPs of that Series in accordance with our partnership agreement by the affirmative vote of the applicable Series Majority;
•	an event of withdrawal as defined in our partnership agreement (or as otherwise required under the Delaware Act) occurs with respect to a general partner associated with a Series, unless:

o

a successor is elected and admitted to the partnership and associated with such Series and the partnership and such Series are continued without termination or termination, as applicable, pursuant to our partnership agreement; or

o	the partnership and each applicable Series are otherwise continued without termination or dissolution, as applicable, pursuant to our partnership agreement and the Delaware Act; or
•	the entry of a decree of judicial termination or dissolution, as applicable, of such Series.

Liquidation and Distribution of Proceeds

Upon the dissolution of ROX or the termination or dissolution, as applicable, of a Series, the liquidator authorized to wind up the affairs of ROX LP or the applicable Series will, acting with all the powers of ROX GP that are necessary or appropriate, liquidate the assets of ROX LP (if any) or the applicable Series, subject to the Delaware Act, and apply the proceeds of the liquidation on a Series-by-Series basis to the holders of ETPs of each applicable Series on a pro rata basis. ROX GP may appoint itself as the liquidator of ROX LP or any Series. If the liquidator is ROX GP, the only compensation to be paid ROX GP or its affiliates for such services shall be pursuant to the services agreement and reimbursement of expenses specifically to be paid by ROX LP or a Series. Please see “—Reimbursement of Expenses.”   If ROX GP appoints a third party to act as liquidator, the liquidator may be removed at any time and for any reason by the holders of an ETP Majority or relevant Series Majority, as applicable. The liquidator may defer liquidation or distribution of our or a Series’ assets for a reasonable period or distribute assets to holders of ETPs in kind if it determines that a sale would be impractical or would cause undue loss to those holders.

Withdrawal or Removal of ROX GP

The withdrawal of ROX GP occurs under our partnership agreement only:

•	if ROX GP’s proposal to terminate a Series is not approved by the applicable Series Majority, ROX GP may voluntarily withdraw as the general partner of that Series;
•	upon the occurrence of a bankruptcy event of ROX GP as detailed in our partnership agreement, ROX GP shall have withdrawn as the general partner of ROX LP and each Series;
•	upon the dissolution and commencement of winding up of ROX GP, ROX GP shall have withdrawn as the general partner of ROX LP and each Series; or
•	if ROX GP transfers all of its general partner interest in accordance with our partnership agreement.

Our partnership agreement permits ROX GP to sell or otherwise transfer all its general partner interest in us without the approval of the holders of ETPs. Please see “—Transfer of General Partner Interest.”

Upon withdrawal of ROX GP under any circumstances described above, other than as a result of a transfer by ROX GP of all or a part of its general partner interest in us, the holders of an ETP Majority (or in the case of the first bullet point above, a Series Majority) may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, ROX LP or the Series, as applicable, will be dissolved, wound up and liquidated. Please see “—Dissolution.”

ROX GP may not be removed by holders of ETPs.

In the event of the withdrawal of ROX GP under the circumstances described above, a successor general partner will be required to purchase the general partner interest and any interest in any services agreement of the departing general partner and its affiliates for a cash payment equal to the payments due pursuant to any applicable services agreements of ROX GP’s affiliates entered into with ROX LP through the date of withdrawal plus the reimbursement for expenses for which ROX LP is responsible pursuant to our partnership agreement. Please see “—Reimbursement of Expenses.”

Withdrawal of a Holder of ETPs

A holder of ETPs may not withdraw from ROX LP or a Series. However, upon the transfer of ETPs, the transferring holder shall cease to be a limited partner with respect to ETPs so transferred.

Transfer of General Partner Interest

At any time, ROX GP may in its sole discretion transfer all or any of its general partner interest to another person without the approval of any holder of ETPs. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of ROX GP, agree to be bound by the provisions of our partnership agreement, provide for a board-managed internal governance structure in its organizational documents (similar to that of ROX GP) and furnish an opinion of counsel regarding limited liability.

Transfer of Ownership Interests in ROX GP

At any time, the owner of ROX GP may sell or transfer all or part of its ownership interests in ROX GP without the approval of the holders of ETPs.

Restrictions on Ownership and Transfer of ETPs

No transfer of ETPs shall be made if the transfer would violate applicable federal or state securities laws or regulations of the SEC, any state securities commission or any other governmental authority. However, nothing in our partnership agreement shall preclude the settlement of transactions of ETPs entered into through the facilities of any national securities exchange on which ETPs are listed or admitted to trading.

For each Series to qualify as a REIT under the Code, ETPs of that Series must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding ETPs of that Series may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, each Series must satisfy other requirements as well. Please see “U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT.”

To assist each Series to qualify as a REIT, our partnership agreement, subject to certain exceptions, contains restrictions on the number of ETPs of any Series that a person may own. Our partnership agreement provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding ETPs of any Series (by value or in number, whichever is more restrictive). We refer to these limits collectively as the “ownership limit.” An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of ETPs of any Series described below by a transfer or other event is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of ETPs.

The constructive ownership rules under the Code are complex and may cause ETPs of any Series owned actually or constructively by a group of related holders to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding ETPs of any Series (by value or in number, whichever is more restrictive) or the acquisition of an interest in an entity that owns, actually or constructively, ETPs of any Series, could, nevertheless, cause that holder, or another individual or entity, to own constructively in excess of the ownership limit.

The Board may in its sole and absolute discretion, and subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a holder of ETPs of a particular Series if the holder’s ownership in excess of the ownership limit would not:

•	result in a Series being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year);
•	result in any income received by a Series failing to qualify as rents from real property for purposes of the REIT requirements; or
•	otherwise result in a Series failing to qualify as a REIT.

As a condition of its waiver or grant of excepted holder limit, the Board may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to the Board to determine or ensure a Series’ qualification as a REIT. In addition, ROX GP may permit an underwriter or placement agent that participates in a public offering or a private placement of ETPs to exceed the ownership limit, but only to the extent and period necessary to facilitate that public offering or private placement.

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, the Board may from time to time increase or decrease the ownership limit for all other holders unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of ETPs then outstanding of a Series or such Series would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, the Board may require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable to determine or ensure a Series’ qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of ETPs of a Series is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of ETPs of a Series equals or falls below the decreased ownership limit, but any further acquisition of ETPs in excess of such percentage ownership of ETPs will be in violation of the ownership limit.

Our partnership agreement further prohibits:

•

any holder from beneficially or constructively owning, applying certain attribution rules of the Code, ETPs of a Series that would result in the Series being “closely held” under Section 856(h) of the Code, without regard to whether the ownership interest is held during the last half of a taxable year, or otherwise causing a Series to fail to qualify as a REIT; and

•	any person from transferring ETPs of a Series if such transfer would result in ETPs of that Series being owned by fewer than 100 persons, determined without reference to any rules of attribution.

Any person or entity who acquires or attempts or intends to acquire beneficial or constructive ownership of ETPs of a Series that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of ETPs of such Series, or who would have owned ETPs of such Series transferred to a trust as described below, must immediately give written notice to ROX GP and the applicable Series of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to ROX GP and the applicable Series and provide ROX GP and the applicable Series with such other information as ROX GP or the applicable Series may request to determine the effect of such transfer on such Series’ qualification as a REIT. The foregoing restrictions on ownership and transfer of ETPs of a Series will not apply if ROX GP determines that it is no longer in the best interests of the Series to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of ETPs of the Series as described above is no longer required for the Series to qualify as a REIT.

If any transfer of ETPs of a Series would result in ETPs of that Series being beneficially owned by fewer than 100 persons, such transfer will, to the fullest extent permitted by law, be null and void and the intended transferee will acquire no rights in such ETPs. In addition, if any purported transfer of ETPs of a Series or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by ROX GP or in the Series being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of ETPs (rounded up to the nearest whole ETP) that would cause the applicable Series to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by ROX GP and the intended transferee will acquire no rights in such ETPs. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to ROX GP’s discovery that ETPs had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or the Series being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our partnership agreement provides that the transfer of ETPs will, to the fullest extent permitted by law, be null and void.

ETPs of a Series transferred to the trustee are deemed offered for sale to the applicable Series, or its designee, at a price per ETP equal to the lesser of:

•

the price paid by the prohibited owner for ETPs (or, if the event that resulted in the transfer to the trust did not involve a purchase of such ETPs at market price, the last reported sales price on the national securities exchange on which those ETPs trade on the day of the event which resulted in the transfer of such ETPs to the trust); and

•	the market price on the date the applicable Series accepts, or its designee accepts, such offer.

In either case, the price shall be reduced for all related expenses of the applicable Series and ROX LP, which the trustee will pay to such Series and ROX LP prior to any distribution of funds to the prohibited owner.

The applicable Series may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution paid to the prohibited owner before ROX GP discovered that ETPs had been automatically transferred to the trust and that are then owed to the trustee as described above, and the applicable Series, or its designee, may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. The applicable Series, or its designee, has the right to accept such offer until the trustee has sold ETPs held in the trust as discussed below. Upon a sale to the applicable Series or its designee,  the interest of the charitable beneficiary in ETPs sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such ETPs will be paid to the charitable beneficiary.

If the applicable Series does not buy ETPs, the trustee must, within 20 days of receiving notice from ROX GP of the transfer of ETPs to the trust, sell ETPs to a person or entity designated by the trustee who could own ETPs without violating the ownership limit or the other restrictions on ownership and transfer of ETPs of the Series. After the sale of ETPs, the interest of the charitable beneficiary in ETPs transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of:

•

the price paid by the prohibited owner for ETPs (or, if the event which resulted in the transfer to the trust did not involve a purchase of such ETPs at market price, the last reported sales price on the national securities exchange on which such ETPs trade on the day of the event which resulted in the transfer of such ETPs to the trust); and

•	the sales proceeds (net of commissions and other expenses of sale) received by the trust for ETPs.

In either case, less all related expenses of the applicable Series and ROX LP, which the trustee will pay to such Series and ROX LP prior to any distribution of funds to the prohibited owner.

The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution paid to the prohibited owner before ROX GP discovered that ETPs had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if, prior to discovery by ROX GP that ETPs of a Series have been transferred to a trust, such ETPs are sold by a prohibited owner, then such ETPs will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such ETPs that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in ETPs held by the trustee.

The trustee will be designated by ROX GP and will be unaffiliated with ROX GP, ROX LP and with any prohibited owner. Prior to the sale of any ETPs by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid with respect to the applicable Series with respect to ETPs held in trust and may also exercise all voting rights with respect to ETPs held in trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to ROX GP’s discovery that ETPs of a Series have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Delaware law, effective as of the date that ETPs have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to ROX GP’s discovery that ETPs have been transferred to the trust; and
•

to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if ROX LP or the applicable Series has already taken irreversible action, then the trustee may not rescind and recast the vote.

In addition, if ROX GP determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of ETPs of a Series, ROX GP may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the applicable Series to redeem ETPs of such Series on behalf of such Series at fair value (as defined in our partnership agreement), refusing to give effect to the transfer on the books of the applicable Series or ROX LP or instituting proceedings to enjoin the transfer.

Every owner of one-half percent or more (or such other percentage as required by the Code or the regulations promulgated thereunder) of ETPs of a Series, within 30 days after the end of each taxable year, must give ROX GP and the applicable Series written notice, stating the holder’s name and address, the number of ETPs of that Series that the holder actually or constructively beneficially owns and a description of the manner in which ETPs are held. Each such owner must provide to ROX GP in writing such additional information as it may request to determine the effect, if any, of the holder’s beneficial ownership on the Series’ qualification as a REIT and to ensure compliance with the ownership limit. In addition, each holder of ETPs must provide to ROX GP and the applicable Series in writing such information as ROX GP or the applicable Series may request in good faith to determine any Series’ qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing ETPs of a Series will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for ETPs of a Series or otherwise be in the best interest of the holders of ETPs of a Series.

Anti-Takeover Effects

Our partnership agreement authorizes ROX GP to issue an unlimited number of additional ETPs without the consent of any holder of ETPs. Please see “—Issuance of Additional ETPs.”  This ability to establish additional ETPs of a Series could render more difficult or discourage an attempt to obtain control over property of that Series by means of a tender offer, merger or otherwise. ETP holders will not have the right to remove ROX GP or vote for the Board. Please see “—Withdrawal or Removal of ROX GP” and “—Meetings; Voting.”  However, 20% of the holders of ETPs of any Series can initiate a vote to terminate a Series without approval of ROX GP. If that action is approved by the applicable Series Majority, the Series shall be terminated and ROX GP would be required to sell the applicable property or equity in subsidiaries of that Series.

Since ROX LP is a Delaware series limited partnership, the Delaware business combination statute, Section 203 of the Delaware General Corporation law, does not apply to ROX LP. Therefore, there are no statutory restrictions on a business combination for ROX LP or a Series such as a merger, asset sale or other transaction resulting in a financial benefit to an interested stockholder, which in ROX LP’s case would be a person or entity who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of ETPs of the applicable Series.

Meetings; Voting

Record holders of ETPs on the record date will be entitled to notice of, and to vote at, meetings of holders of ETPs and to act upon matters for which approvals may be solicited. There is no requirement that ROX LP hold an annual meeting of holders of ETPs, whether for ROX LP as a whole or per Series. ROX GP does not anticipate that any meeting of the holders of ETPs will be called in the foreseeable future. Any action that is required or permitted to be taken by the holders of ETPs may be taken either at a meeting of the holders of ETPs or without a meeting if consents in writing describing the action so taken are signed by holders of the number of ETPs necessary to authorize or take that action at a meeting, if authorized by ROX GP; provided, however, that action by holders of ETPs initiated by 20% of the outstanding ETPs of that Series shall not require such authorization. Meetings of the holders of ETPs of a particular Series may be called by ROX GP or by holders of ETPs owning at least 20% of the outstanding ETPs of the Series for which a meeting is proposed. Holders of ETPs may vote either in person or by proxy at meetings. The holders of a Series Majority of the applicable Series for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the holders of ETPs requires approval by holders of a greater percentage of ETPs, in which case the quorum will be the greater percentage. At any meeting of the holders of ETPs duly called and held in accordance with this Agreement at which a quorum is present, the act of holders of ETPs that, in the aggregate, represent the applicable percentage interest required with respect to such action under the provisions of our partnership agreement shall be deemed to constitute the act of all such holders of ETPs; provided, however, that if no specific percentage interest is required under our partnership agreement for such action, the act of a majority of the percentage interests of those holders of ETPs present in person or by proxy at such a meeting shall be deemed to constitute the act of all such holders of ETPs. ROX GP may postpone any meeting of holders of ETPs one or more times for any reason by giving notice to the holders of ETPs entitled to vote at such meeting. ROX GP may also adjourn any meeting of holders of ETPs one or more times for any reason, including the absence of a quorum, without a vote of the holders of ETPs.

Each record holder of an ETP has a vote according to his percentage interest in the applicable Series, although additional ETPs having special voting rights could be issued. Please see “—Issuance of Additional ETPs.” ETPs held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of ETPs under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Election and Removal of Members of the Board

The board of directors of ROX Parent, as the sole owner of ROX GP, will have the sole power to:

•	nominate and elect all members of the Board;
•	set the number of members of the Board;
•	remove any member of the Board, with or without cause, at any time; and
•	fill any vacancies on the Board.

The number of members of the Board may not be less than one. Each member of the Board will hold office for an annual term, or until his or her resignation or removal by ROX Parent.

Since the holders of ETPs will not have the right to nominate or vote for the appointment or removal of any member of the Board, ROX GP and ROX Parent have instituted the following policies for the benefit of the holders of ETPs:

•	all members of the Board shall be independent, meaning each member shall:
o	not be an officer or employee of ROX GP or any of its affiliates or a director of any affiliate of ROX GP (other than of a subsidiary of ROX LP);
o

not be a holder of any ownership interest in ROX GP or any of its affiliates, including ROX LP or any of its subsidiaries, that would be likely to have an adverse impact on the ability of such director to act in an independent manner; and

o

be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the rules and regulations of the SEC and by the national securities exchange on which any ETPs are listed or admitted to trading.

Note that holders of ETPs can vote to terminate a Series without approval of ROX GP. Please see “—Termination or Dissolution of a Series.”

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, costs or similar events:

•	ROX GP;
•	any departing general partner;
•	any person who is or was an affiliate of ROX GP or any departing general partner;
•

any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of ROX LP, its subsidiaries, ROX GP, any departing general partner or any of their affiliates;

•

any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to ROX LP or its subsidiaries;

•	any person who directly or indirectly controls ROX GP or any departing general partner;
•	ROX LP in the context of any claim against a Series or any of its Series subsidiaries which claim also includes ROX; and
•	any person designated by ROX GP.

An indemnitee shall not be indemnified if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which that indemnitee is seeking indemnification pursuant to our partnership agreement, that indemnitee acted in bad faith (as defined in our partnership agreement) or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful. Any indemnification under these provisions will only be out of the assets of ROX LP (if any), with the indemnification costs allocated to the relevant Series as determined by ROX GP in good faith.

Unless ROX GP otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. ROX LP or a Series may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

ROX GP or its affiliates shall pay, and shall not charge or be reimbursed by, ROX LP or any Series for all direct and indirect expenses incurred or paid on behalf of ROX LP or a Series in its capacity as ROX GP for administrative or back office expenses of ROX GP, ROX LP or a Series, except for the following which shall be paid for, or reimbursed by, the applicable Series as allocated by ROX GP:

•

all third-party expenses related to the acquisition or disposition of any Series property, including any third-party expenses for brokers or related to the negotiation and closing of any third-party debt for a Series or its subsidiaries.;

•	any underwriting or private placement expenses and commissions of ROX LP or a Series;
•	any taxes payable by ROX LP or a Series due to activities of the ROX LP, a Series or any Series’ subsidiaries;
•	any state franchise or income tax or any tax based upon the revenues or gross margin of ROX LP, a Series or any Series’ subsidiaries;
•	expenses related to any claim, order, litigation or similar action by or against ROX LP, a Series or any Series’ subsidiaries, including any deductible under any applicable insurance policy;
•	expenses of ROX LP, a Series or any Series’ subsidiaries with respect to indemnification pursuant to our partnership agreement;
•

expenses incurred by a conflicts committee pursuant to our partnership agreement acting on behalf of any Series, including any expenses related to third-party service providers engaged by a conflicts committee; and

•	all compensation and benefit costs of any member of the Board who could be a member of the conflicts committee to enable such members to retain their independence for the benefit of any Series.

In consideration of the payment by ROX GP and its affiliates of the expenses not listed above, ROX LP shall pay to RPS Securities advisory fees in accordance with the terms of a services agreement. Please see “Services Agreement with RPS Securities.”

Books and Reports

ROX GP is required to keep appropriate books of the business of ROX LP and each Series. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, the fiscal year of ROX LP and each Series is the calendar year.

ROX LP will furnish or make available to record holders of ETPs, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

Information Rights

Our partnership agreement provides that holder of ETPs can, for a purpose reasonably related to its interest as holder of ETPs, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to that holder (but only to the extent necessary and essential for such purpose):

•

information regarding the status of our business and our financial condition of the Series of which the holder of ETPs is a holder (provided that this obligation shall be satisfied if the holder of ETPs is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed, or which would be required to be filed, with the SEC pursuant to Section 13 of the Exchange Act);

•

a current list of the name and last known address of each Series record holder of the Series of which the holder of ETPs is a holder if the purpose related to a specific Series or each Series record holder of ROX LP if the purpose related to ROX LP as a whole;

•

copies of our partnership agreement, the certificate of limited partnership of ROX LP, any certificate of registered series if the Series of which the holder of ETPs is a holder of that Series, related amendments and powers of attorney under which they have been executed;

•

information regarding the amount of cash and a description and statement of the agreed value of any other property of a Series or services contributed by each Series Record Holder in the applicable Series of which the holder of ETPs is a holder and which each Series record holder in the applicable Series has agreed to contribute in the future, and the date on which each became a Series record holder; and

•	other information regarding the affairs of ROX LP or the relevant Series as is just and reasonable.

ROX GP may, and intends to, keep confidential from the holders of ETPs trade secrets or other information the disclosure of which ROX GP determines is not in the best interests of ROX LP or a Series or that we are required by law or by agreements with third parties to keep confidential.

The rights listed above are meant to clarify, by taking into account the specifics of ROX LP, the rights to information provided for under Delaware law. To avoid confusion with the Delaware statutory law, our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law to those rights listed above.

Agreement to be Bound by Our Partnership Agreement

By purchasing ETPs or by acquiring ETPs in a transfer in accordance with our partnership agreement:

•	you will be admitted as a limited partner of ROX LP associated with the applicable Series of ETPs that are purchased or transferred;
•	you will be bound by the provisions of, and deemed to be a party to, our partnership agreement;
•	you represent that you have the capacity, power and authority to enter into our partnership agreement; and
•	you make the consents, acknowledgements and waivers contained in our partnership agreement.

SERVICES AGREEMENT WITH RPS SECURITIES

The following is a summary of the material provisions of the Services and Investment Management Agreement dated        , 2021, between RPS Securities and ROX LP on behalf of Series AMZL and all other Series, which is qualified in its entirety by reference to the copy thereof that is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

ROX LP and RPS Securities have entered into a services and investment management agreement (which we refer to as the services agreement) pursuant to which RPS Securities has agreed to provide advice to ROX LP and Series AMZL regarding, and assist ROX LP and Series AMZL in connection with negotiations related to, its business and that of Series AMZL, including as follows:

•	the acquisition, management or disposition of interests in commercial real estate or, as the case may be, equity interests in any subsidiary;
•	related third-party equity or debt financing;
•	any public offering or private placement of ROX Series AMZL ETPs; and
•

any other transaction, structuring or financing activities that may be requested by ROX LP or Series AMZL and agreed to by RPS Securities or suggested by RPS Securities and accepted by ROX LP or Series AMZL.

In consideration of RPS Securities’ provision of the above services, Series AMZL shall pay to RPS Securities:

•	a management fee set by RPS Securities on an on-going calendar month basis of one twelfth of basis points of the monthly average equity value of Series AMZL, where:
o	the monthly average equity value of Series AMZL shall be calculated by dividing the sum of the daily equity values of ROX Series AMZL ETPs for that month by the number of trading days in that month;
o

the daily equity value of Series AMZL shall be calculated for each trading day by multiplying the closing price of a ROX Series AMZL ETP on that trading day by the number of outstanding ROX Series AMZL ETPs at the time of such close; and

o	a trading day shall mean any day on which the national exchange on which ROX Series AMZL ETPs are traded is open for trading;
•	with respect to this offering of ROX Series AMZL ETPs, a transaction and expense fee set by RPS Securities of

       % of the net proceeds, with net proceeds meaning the gross proceeds received by Series AMZL from this offering after deduction of the underwriters’ discounts and commissions (which equates to approximately      % based on the gross proceeds of this offering);

•

with respect to any future public offering or private placement of ETPs of a Series, a transaction and expense fee to be set by RPS Securities of a percentage of the net proceeds received by that Series from the completion of such public offering or private placement, with net proceeds meaning the gross proceeds after deduction of the underwriters’ or placement agents’ discounts and commissions; payment, in each case, to be made simultaneously with any such completion; and

•

with respect to any sale or other disposition to a third party, who is not an affiliate of ROX LP or ROX GP, of any property or asset of Series AMZL, including but not limited to an equity interest owned by Series AMZL in a subsidiary, an asset sale fee to be set by RPS Securities of up to 1.0% of the net proceeds received by that Series from the closing of such sale or other disposition, with net proceeds meaning the gross proceeds after deduction of any applicable broker’s fee); payment, in each case, to be made simultaneously with any such closing; note that although ROX Series AMZL ETPs are intended to be permanent capital vehicles, circumstances may arise that may make selling an asset in the best interests of the ROX Series AMZL ETP holders.

The management fee can be reduced at any time by RPS Securities in its sole discretion by notice to the Board and, after the third anniversary of the completion of this offering, can be increased by RPS Securities in its sole discretion at any time with at least 90 days prior notice to the Board.  The management fee is intended to reimburse RPS Securities for certain expenses incurred in connection with providing management services to Series AMZL and, over time, include a profit component.  Any future adjustment to the management fee by RPS Securities may be made for any reason, including actual or anticipated changes to expenses or profits. The Board shall cause ROX LP to promptly disclose any change to the management fee in a current or periodic report and will give any other applicable notice thereof.

In connection with the payment of the fees set forth above to RPS Securities by Series AMZL, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series AMZL and the existence, management and operations of ROX LP, Series AMZL or ROX GP other than expenses to be paid by ROX LP or Series AMZL as set forth in our partnership agreement. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

Such direct and indirect expenses to be paid by RPS Securities and its affiliates include:

•

accounting, legal, cash management, public relations, listing and registration fees payable to a national securities exchange or the SEC, investor relations, preparation of registration statements and periodic reporting and information technology expenses;

•	any fixed fee franchise tax for ROX LP;
•

except for the Board, all compensation and benefit costs paid to any person to perform services under the services agreement or any services or duties of ROX GP or its affiliate for ROX LP, Series AMZL or any of Series AMZL’s subsidiaries;

•

filing or other fees payable in connection with the offering, sale, registration or listing of any ROX Series AMZL ETPs, including fees payable to the SEC, any state securities regulatory agency, any national securities exchange and any rating agency; and

•	transfer agent fees related to ROX Series AMZL ETPs and record maintenance expenses.

All the services to be performed by RPS Securities for or on behalf of ROX LP or Series AMZL are advisory in nature and only ROX GP, in its capacity as the general partner of ROX LP on behalf of ROX LP, Series AMZL or any of Series AMZL’s subsidiaries, has the power to bind ROX LP, Series AMZL or any of Series AMZL’s subsidiaries or waive any rights of ROX LP, Series AMZL or any of Series AMZL’s subsidiaries.

RPS Securities has agreed to provide the services in a competent, professional and good faith manner using, at a minimum, the ordinary degree of skill and care required for the applicable business, craft, industry, profession, or trade. In addition, RPS Securities shall provide the services in compliance with any agreements binding on ROX LP, Series AMZL and any of Series AMZL’s subsidiaries, applicable laws and governmental requirements and the other terms and restrictions of the services agreement.

The parties to the services agreement acknowledge that our partnership agreement governs the potential indemnification by ROX LP and Series AMZL of RPS Securities, as applicable, and their respective equity owners, employees and officers in connection with the provision of the services. Please see “Our Partnership Agreement—Indemnification.”

The services agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The services agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after notice thereof and upon bankruptcy related filings or occurrences of the other party. If requested by ROX LP, RPS Securities will continue to assist ROX LP, Series AMZL and any of Series AMZL’s subsidiaries for up to 90 days after termination. Series AMZL shall be required to pay any fees to RPS Securities for a period of one year after termination that relates to any activities for which services were provided prior to termination.

RPS Securities, which is a wholly-owned subsidiary of ROX Parent, is a FINRA member and an investment adviser that prior to completion of this offering is expected to be registered with the SEC pursuant to the Advisers Act. We operate our business in a manner that permits us to maintain our exclusion from registration under the Investment Company Act.

LICENSE AGREEMENT WITH ROX PARENT

The following is a summary of the material provisions of the License Agreement dated November 19, 2020, between ROX Parent and ROX LP, which is qualified in its entirety by reference to the copy thereof that is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

ROX LP and ROX Parent have entered into a license agreement pursuant to which ROX Parent has granted to ROX LP a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property, as follows:

•	the ROX logo;
•	the following applications, technology and the work product thereof:
•	an investor application that provides disclosure and investment data, including financial, market, trading data and stacking plans for current and prospective investors;
•

a property owners’ application that provides a platform for asset owners to communicate property-level information including for management of the due diligence process, to add files, and for periodic information for investors and for governance purposes; and

•

an administrative application to aggregate, compile and present data in support of third-party accounting, auditing and reporting and to manage the properties, add new articles, Frequently Asked Questions and data for the investor/property owner applications; and

•	the following technology components:
o	proprietary programming, including front-end, server-side and database coding;
o	property data algorithms created and used to collect and disseminate information from various data sources regarding real property;
o	news data algorithms created and used to collect and present news and topic modelling services; and
o	construct stacking plan software to provide automated stacking plans for income producing real property;
•	the website www.roxfinancial.com; and
•	such other applications, technology and work product therefrom as ROX Parent determines from time to time.

ROX LP agrees to use the licensed intellectual property only in a manner that complies with all applicable laws in the applicable jurisdictions. ROX LP shall receive no rights to and will not sell, assign, lease, market, transfer, encumber or otherwise suffer to exist any lien or security interest on, nor allow any third person, firm, company or other entity to copy, reproduce or disclose the licensed intellectual property, whether in whole or in part, in any manner whatsoever.

The license agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after notice thereof. Upon termination, all rights of ROX LP in the applicable intellectual property shall terminate and ROX LP shall discontinue the use thereof.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations regarding each Series’ election to be taxed as a real estate investment trust (“REIT”) and this offering of ETPs of the applicable Series. This summary is for general information only and is not tax advice. The information in this summary is based on

•	the Code;
•	current, temporary and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”);
•	the legislative history of the Code;
•	administrative interpretations and practices of the Internal Revenue Service (the “IRS”); and
•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its equity holders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Potential tax reforms may result in significant changes to the rules governing U.S. federal income taxation. New legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may significantly and adversely affect a Series’ ability to qualify as a REIT, the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of an investment in a Series, including those described in this discussion. Moreover, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT. Any such changes could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS that a Series qualifies as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws, associated with the purchase, ownership or disposition of ETPs, or a Series’ election to be taxed as a REIT.

You are urged to consult your tax advisor regarding the tax consequences to you of:

•	the purchase, ownership and disposition of ETPs, including the U.S. federal, state, local, non-U.S. and other tax consequences;
•	a Series’ election to be taxed as a REIT for U.S. federal income tax purposes; and
•	potential changes in applicable tax laws.

Taxation of the Series

General

ROX LP intends to treat each Series as a separate business entity for U.S. federal income tax purposes and ROX LP as a non-entity for U.S. federal income tax purposes. The IRS has issued proposed Treasury Regulations that provide that each individual series of a domestic series limited partnership will generally be treated as a separate entity formed under local law, with each such individual series’ classification for U.S. federal income tax purposes determined under general tax principles and the entity classification (“check-the-box”) rules. Even though the proposed Treasury Regulations are not currently effective, they would require taxpayers that do not adopt their approach with respect to a series limited partnership formed after the date of the proposed Treasury Regulations to change their treatment of such series limited partnership once such regulations are finalized, potentially subjecting those taxpayers to substantial costs. There can be no assurance as to whether the proposed Treasury Regulations will be finalized in their current form or at all. Although not expected based on the proposed Treasury Regulations, if the IRS were to adopt a different approach than the one adopted in the proposed Treasury

Regulations and successfully challenge ROX LP’s treatment of each Series as a separate business entity and ROX LP as a non-entity for U.S. federal income tax purposes, we expect that ROX LP, together with every Series, would be treated as a single entity whose U.S. federal income tax treatment would be uncertain. For example, ROX LP and every Series could be treated, collectively, as a single corporation with multiple classes of equity interests that has filed an election  to be taxed as a REIT for U.S. federal income tax purposes. In that event, the timing, amount and character of distributions to holders of ETPs of each Series could be adversely impacted, and the ability of ROX LP  to be taxed as a REIT could be adversely impacted.

We intend for each Series to elect to be taxed as a REIT under Sections 856 through 860 of the Code commencing with the Series’ initial taxable year ending December 31, 2021. We intend for each Series to be organized and to operate in a manner that will allow the Series to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend for such Series to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon the ability of the applicable Series to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of ETP ownership. Accordingly, no assurance can be given that a Series will be organized or will be able to operate in a manner so as to qualify or remain qualified as a REIT. Please see “—Failure to Qualify” for potential tax consequences if a Series fails to qualify as a REIT.

Latham & Watkins LLP has acted as our tax counsel in connection with this offering and the concurrent offerings, and each applicable Series’ intended election to be taxed as a REIT. Latham & Watkins LLP will render an opinion to each such Series, as of the date of this prospectus, to the effect that, commencing with the applicable Series’ taxable year ending December 31, 2021, each Series has been organized in conformity with and its current and proposed method of operation will enable each Series to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by ROX GP and the applicable Series in a factual certificate provided by one or more officers of ROX GP. In addition, this opinion will be based upon the factual representations set forth in this prospectus. Moreover, a Series’ qualification and taxation as a REIT depend upon the Series’ ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that a Series’ actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to the date of such opinion.

Provided a Series qualifies for taxation as a REIT, the Series generally will not be required to pay U.S. federal corporate income taxes on its REIT taxable income that is currently distributed to holders of ETPs. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. A Series will, however, be required to pay U.S. federal income tax as follows:

•	First, a Series will be required to pay regular U.S. federal corporate income tax on any undistributed REIT taxable income, including undistributed capital gain.
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Second, if a Series has (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, the Series will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property a Series acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. Please see “—Foreclosure Property.”

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Third, a Series will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

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Fourth, if a Series fails to satisfy the 75% gross income test or the 95% gross income test, as described below, but has otherwise maintained its qualification as a REIT because certain other requirements are met, the Series will be required to pay a tax equal to (1) the greater of (A) the amount by which the Series fails to satisfy the 75% gross income test and (B) the amount by which the Series fails to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect the Series’ profitability.
•

Fifth, if the Series fails to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and the Series nonetheless maintains its REIT qualification because of specified cure provisions, the Series will be required to pay a tax equal to the greater of $50,000 or the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused the Series to fail such test.

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Sixth, if a Series fails to satisfy any provision of the Code that would result in the Series’ failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, the Series may retain its REIT qualification, but the Series will be required to pay a penalty of $50,000 for each such failure.

•

Seventh, a Series will be required to pay a 4% excise tax to the extent the Series fails to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for the year, (2) 95% of its capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

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Eighth, if a Series acquires any asset from a corporation that is or has been a C corporation in a transaction in which the Series’ tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which the Series acquired the asset, and the Series subsequently recognizes gain on the disposition of the asset during the five-year period beginning on the date on which the Series acquired the asset, then the Series generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (1) the fair market value of the asset over (2) the Series’ adjusted tax basis in the asset, in each case determined as of the date on which the Series acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which the Series acquires the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of property the Series acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax.

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Ninth, Series subsidiaries that are C corporations and are not qualified REIT subsidiaries, including “taxable REIT subsidiaries” described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.

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Tenth, a Series will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” as described below under “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of a Series property’s tenants by a taxable REIT subsidiary of the Series. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of a Series for amounts paid to the Series that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a taxable REIT subsidiary that is understated as a result of services provided to a Series or on a Series’ behalf.

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Eleventh, a Series may elect to retain and pay income tax on its net capital gain. In that case, a holder of its ETPs would include its proportionate share of the Series’ undistributed capital gain (to the extent the Series makes a timely designation of such gain to the holder) in its income, would be deemed to have paid the tax that the Series paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the tax basis of the holder in its ETPs.

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Twelfth, if a Series fails to comply with the requirement to send annual letters to holders of ETPs of the Series holding at least a certain percentage of its ETPs, as determined under applicable Treasury Regulations, requesting information regarding the actual ownership of its ETPs, and the failure is not due to reasonable cause or is due to willful neglect, the Series will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

A Series and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on their assets and operations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;
(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;
(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;
(5)	that is beneficially owned by 100 or more persons;
(6)

not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We intend for each Series to be organized and to operate in a manner that will allow such Series, and will issue sufficient ETPs with sufficient diversity of ownership pursuant to this offering of ETPs to allow such Series, to satisfy conditions (1) through (7), inclusive, during the relevant time periods. In addition, the ROX LP partnership agreement provides for restrictions regarding ownership and transfer of ETPs that are intended to assist each Series in continuing to satisfy the ownership requirements described in conditions (5) and (6) above. A description of the ownership and transfer restrictions relating to ETPs is contained in the discussion in this prospectus under the heading “ROX LP Partnership Agreement—Restrictions on Ownership and Transfer of ETPs.” These restrictions, however, may not ensure that a Series will, in all cases, be able to satisfy the ownership requirements described in conditions (5) and (6) above. If a Series fails to satisfy these ownership requirements, then except as provided in the next sentence, the Series’ status as a REIT will terminate. If, however, a Series complies with the rules contained in applicable Treasury Regulations that require it to ascertain the actual ownership of ETPs and the Series does not know, or would not have known through the exercise of reasonable diligence, that the Series failed to meet the requirement described in condition (6) above, the Series will be treated as having met this requirement. Please see “—Failure to Qualify.”

In addition, a Series may not maintain its status as a REIT unless its taxable year is the calendar year. The Series will have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

In the case of a REIT that is a partner in a partnership (for purposes of this discussion, references to “partnership” include a limited liability company treated as a partnership for U.S. federal income tax purposes, and references to “partner” include a member in such a limited liability company), Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, a Series’ pro rata share of the assets and items of income of any subsidiary partnership, including such subsidiary partnership’s share of these items of any partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, is treated as the Series’ assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the U.S. federal income taxation of partnerships is set forth below in “—Tax Aspects of the Subsidiary Partnerships and the Limited Liability Companies.”

We intend for each Series to operate any subsidiary partnership that it controls in a manner consistent with the requirements for a Series’ qualification as a REIT. If a Series becomes a limited partner or non-managing member in any partnership and such entity takes or expects to take actions that could jeopardize a Series status as a REIT or require a Series to pay tax, the Series may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership could take an action which could cause a Series to fail a gross income or asset test, and the Series would not become aware of such action in time to dispose of its interest in the partnership or take other corrective action on a timely basis. In such a case, a Series could fail to qualify as a REIT unless the Series was entitled to relief, as described below.

A Series may from time to time own and operate certain properties through wholly-owned subsidiaries that the Series intends to be treated as “qualified REIT subsidiaries” under the Code. A corporation (or other entity treated as a corporation for U.S. federal income tax purposes) will qualify as a Series’ qualified REIT subsidiary if the Series owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries a Series owns are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as the Series’ assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and a Series ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries

A Series may own interests in companies that will elect, together with the Series, to be treated as taxable REIT subsidiaries of such Series, and a Series may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to U.S. federal income tax as a regular C corporation. A REIT is not treated as holding the assets of a taxable REIT subsidiary or as receiving any income that the taxable REIT subsidiary earns. Rather, the stock issued by the taxable REIT subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the taxable REIT subsidiary. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below. Please see “—Asset Tests.” Taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. Please see “—Annual Distribution Requirements.” While not certain, this provision may limit the ability of a Series’ taxable REIT subsidiaries to deduct interest, which could increase their taxable income.

Income Tests

A Series must satisfy two gross income requirements annually to maintain its qualification as a REIT. First, in each taxable year a Series must derive directly or indirectly at least 75% of its gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” dividends from other REITs and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year a Series must derive at least 95% of its gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents a Series receives from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

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The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount a Series receives or accrues generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property if we earned such amounts directly;
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Neither a Series nor an actual or constructive owner of 10% or more of ETPs of the applicable Series actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents a Series receives from such a tenant that is a taxable REIT subsidiary of such Series, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by a Series’ other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

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Rent attributable to personal property leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, a Series may transfer a portion of such personal property to a taxable REIT subsidiary; and

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A Series generally may not operate or manage the property or furnish or render services to its tenants, subject to a 1.0% de minimis exception and except as provided below. A Series may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, a Series may employ an independent contractor from whom the Series derives no revenue to provide customary services to its tenants, or a taxable REIT subsidiary (which may be wholly or partially owned by the Series) to provide both customary and non-customary services to a Series’ tenants, without causing the rent a Series receives from those tenants to fail to qualify as “rents from real property.”

Each Series does not intend to take actions it believes will cause such Series to fail to satisfy the rental conditions described above. However, a Series may intentionally fail to satisfy some of these conditions to the extent it determines,  based on the advice of our tax counsel, that the failure will not jeopardize the Series’ tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we generally have not obtained appraisals of the personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value.

Income a Series receives that is attributable to the rental of parking spaces at the properties generally will constitute rents from real property for purposes of the gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom the Series derives no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking spaces will meet these tests and, accordingly, will constitute rents from real property for purposes of the gross income tests.

From time to time, a Series may enter into hedging transactions with respect to one or more of the Series’ assets or liabilities. A Series’ hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction we enter into in the normal course of a Series’ business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by the Series to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that a Series does not properly identify such transactions as hedges or a Series hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. Each Series intends to structure any hedging transactions in a manner that does not jeopardize a Series’ status as a REIT.

To the extent a Series’ taxable REIT subsidiaries pay dividends or interest, the Series’ allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except that the Series’ allocable share of such interest would also qualify under the 75% gross income test to the extent the interest is paid on a loan that is adequately secured by real property).

Each Series will monitor the amount of the dividend and other income from its taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If a Series fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Series may nevertheless qualify as a REIT for the year if the Series is entitled to relief under certain provisions of the Code. A Series generally may make use of the relief provisions if:

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following the Series’ identification of the failure to meet the 75% or 95% gross income tests for any taxable year, the Series files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	the Series’ failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances a Series would be entitled to the benefit of these relief provisions. For example, if a Series fails to satisfy the gross income tests because nonqualifying income that the Series intentionally accrues or receives exceeds the limits on nonqualifying income, the IRS could conclude that the Series’ failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances the Series will not qualify as a REIT. Please see “—Failure to Qualify” below. As discussed above in “—General,” even if these relief provisions apply, and the Series retains its status as a REIT, a tax would be imposed with respect to the Series’ nonqualifying income. A Series may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of the Series’ income.

Prohibited Transaction Income

Any gain that a Series realizes on the sale of property (other than any foreclosure property) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including the Series’ share of any such gain realized through a subsidiary partnership, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect a Series’ ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend for each Series to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with the Series’ investment objectives. We do not intend, and do not intend to permit any Series subsidiary partnership, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by a Series or any subsidiary partnership are prohibited transactions. A Series would be required to pay the 100% penalty tax on the Series’ allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a taxable REIT subsidiary, but such income will be subject to regular U.S. federal corporate income tax.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of a Series’ tenants by its taxable REIT subsidiary, redetermined deductions and excess interest represent any amounts that are deducted by a Series’ taxable REIT subsidiary for amounts paid to the Series that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a taxable REIT subsidiary that is understated as a result of services provided to a Series or on a Series’ behalf. Rents that a Series receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Each Series does not expect to be subject to this penalty tax, although any rental or service arrangements a Series enters into from time to time may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, a Series would be required to pay a 100% penalty tax on any overstated rents paid to the Series, or any excess deductions or understated income of the Series’ taxable REIT subsidiaries.

Asset Tests

At the close of each calendar quarter of its Series’ taxable year, a Series must also satisfy certain tests relating to the nature and diversification of its assets. First, at least 75% of the value of a Series’ total assets must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property or on both real property and, to a limited extent, personal property), shares (or transferable certificates of beneficial interest) in other REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years (but only for the one-year period beginning on the date the REIT receives such proceeds), debt instruments of publicly offered REITs, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

Second, not more than 25% of the value of a Series’ total assets may be represented by securities (including securities of taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, a Series’ qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of a Series’ total assets, and a Series may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Certain types of securities a Series may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, securities satisfying the “straight debt” safe harbor, securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of a Series’ interest in the assets of a partnership in which the Series own an interest will be based on the Series’ proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code. From time to time a Series may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary. We intend that a Series’ ownership of any such securities will be structured in a manner that allows the Series to comply with the asset tests described above.

Fourth, not more than 20% of the value of the total assets of a Series may be represented by the securities of one or more taxable REIT subsidiaries. So long as each of these companies qualifies as a taxable REIT subsidiary of a Series, the Series will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to the Series’ ownership of the securities of such companies. Each Series believes that the aggregate value of the taxable REIT subsidiaries of a Series (if any) will not exceed 20% of the aggregate value of the gross assets of the Series. Neither we nor a Series generally obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with a Series’ determinations of value.

Fifth, not more than 25% of the value of the total assets of a Series may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets, as described above (e.g., a debt instrument issued by a publicly offered REIT that is not secured by a mortgage on real property).

The asset tests must be satisfied at the close of each calendar quarter of the taxable year of a Series in which the Series (directly or through any partnership or qualified REIT subsidiary) acquires securities in the applicable issuer, and also at the close of each calendar quarter in which the Series increases its ownership of securities of such issuer (including as a result of an increase in a Series’ interest in any partnership that owns such securities). Also, after initially meeting the asset tests at the close of any quarter, a Series will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If a Series fails to satisfy an asset test because the Series acquires securities or other property during a quarter (including as a result of an increase in a Series’ interest in any partnership), the Series may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. Each Series intends to maintain adequate records of the value of each Series’ assets to ensure compliance with the asset tests. If a Series fails to cure any noncompliance with the asset tests within the 30-day cure period, the Series would cease to qualify as a REIT unless the Series is eligible for certain relief provisions discussed below.

Certain relief provisions may be available to a Series if it discovers a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, a Series will be deemed to have met the 5% and 10% asset tests if the value of a Series’ nonqualifying assets (i) does not exceed the lesser of (a) 1.0% of the total value of its assets at the end of the applicable quarter or (b) $10,000,000, and (ii) the Series disposes of the nonqualifying assets or otherwise satisfies such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, a Series may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow the Series to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although each Series plans to take steps to ensure that it satisfies such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in a Series subsidiary partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If a Series fails to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, the Series would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain a Series’ qualification as a REIT, a Series is required to distribute dividends, other than capital gain dividends, to holders of its ETPs each year in an amount at least equal to the sum of:

•	90% of the Series’ REIT taxable income; and
•	90% of the Series’ after-tax net income, if any, from foreclosure property; minus
•	the excess of the sum of certain items of non-cash income over 5% of the Series’ REIT taxable income.
•

For these purposes, a Series’ REIT taxable income is computed without regard to the dividends paid deduction and the Series’ net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, a Series’ REIT taxable income will be reduced by any taxes the Series is required to pay on any gain the Series recognizes from the disposition of any asset the Series acquired from a corporation that is or has been a C corporation in a transaction in which the Series’ tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which the Series acquired the asset, within the five-year period following the Series’ acquisition of such asset, as described above under “—General.”

Except as provided below, a taxpayer’s deduction for net business interest expense will generally be limited to 30% of its taxable income, as adjusted for certain items of income, gain, deduction or loss. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years, subject to special rules applicable to partnerships. If a Series or any of its subsidiary partnerships are subject to this interest expense limitation, the Series’ REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. Each Series or any of its subsidiary partnerships that are subject to this interest expense limitation believes they will be eligible to make this election. If such election is made, although a Series or such subsidiary partnership, as applicable, would not be subject to the interest expense limitation described above, depreciation deductions may be reduced and, as a result, the Series’ REIT taxable income for a taxable year may be increased.

A Series generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At the Board’s election, a distribution will be treated as paid in a taxable year if it is declared before a Series timely files its tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by holders of its ETPs in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. To be taken into account for purposes of a Series’ distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every holder of the class of ETPs to which a distribution is made must be treated the same as every other holder of that class, and no class of ETPs may be treated other than according to its dividend rights as a class. This preferential dividend limitation will not apply to distributions made by a Series if the Series qualifies as a “publicly offered REIT.” A publicly offered REIT is a REIT that is required to file annual and periodic reports with the SEC. Information regarding each Series, including its financial statements, will be included in the annual and periodic reports of ROX LP but will not be filed separately by a Series. Accordingly, whether a Series will qualify as a publicly offered REIT after completion of this offering is uncertain. To the extent that a Series does not distribute all of its net capital gain, or distribute at least 90%, but less than 100%, of its REIT taxable income, as adjusted, the Series will be required to pay regular U.S. federal corporate income tax on the undistributed amount. Each Series believes it will make timely distributions sufficient to satisfy these annual distribution requirements and to minimize its corporate tax obligations.

Each Series anticipates that each Series generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. However, from time to time, a Series may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining the Series’ taxable income. In addition, the Board may decide for a Series to retain its cash, rather than distribute it, to repay debt or for other reasons. If these timing differences occur, a Series may borrow funds to pay dividends or pay dividends in the form of taxable ETP distributions to meet the distribution requirements, while preserving the Series’ cash.

Under some circumstances, a Series may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to the holders of its ETPs in a later year, which may be included in the Series’ deduction for dividends paid for the earlier year. In that case, a Series may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, a Series will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of a Series’ REIT distribution requirements, it will be treated as an additional distribution to holders of its ETPs in the year such dividend is paid. In addition, if a dividend a Series has paid is treated as a preferential dividend, in lieu of treating the dividend as not counting toward satisfying the 90% distribution requirement, the IRS may provide a remedy to cure such failure if the IRS determines that such failure is (or is of a type that is) inadvertent or due to reasonable cause and not due to willful neglect.

Furthermore, a Series will be required to pay a 4% excise tax to the extent the Series fails to distribute during each calendar year at least the sum of 85% of its ordinary income for such year, 95% of its capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which U.S. federal corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to holders of record on a specified date during such period and paid during January of the following year, will be treated as paid by a Series and received by holders of its ETPs on December 31 of the year in which they are declared.

Like-Kind Exchanges

A Series may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require a Series to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.

Foreclosure Property

The foreclosure property rules permit a Series (by election of the Board) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, a Series would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends the Series would be required to distribute to holders of ETPs of that Series. Please see “—Annual Distribution Requirements.”  This corporate tax would not apply to income that qualifies under the REIT 75% income test.

Foreclosure property treatment is generally available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. However, foreclosure property treatment will end on the first day on which a Series enters into a lease of the applicable property that will give rise to income that does not qualify under the REIT

75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent).

Failure to Qualify

If a Series discovers a violation of a provision of the Code that would result in a Series’ failure to qualify as a REIT, certain specified cure provisions may be available to the Series. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If a Series fails to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Series will be required to pay regular U.S. federal corporate income tax on its taxable income. Distributions to holders of ETPs of a Series in any year in which the Series fails to qualify as a REIT will not be deductible by the Series. As a result, we anticipate that a Series’ failure to qualify as a REIT would reduce the cash available for distribution by the Series to holders of ETPs. In addition, if a Series fails to qualify as a REIT, the Series will not be required to distribute any amounts to holders of ETPs and all distributions to holders of ETPs of that Series will be taxable as regular corporate dividends to the extent of the Series’ current and accumulated earnings and profits. In such event, corporate holders of ETPs of the Series may be eligible for the dividends-received deduction. In addition, non-corporate holders of ETPs of the Series, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate holders of ETPs of a Series, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations. If a Series fails to qualify as a REIT, such holders of its ETPs may not claim this deduction with respect to dividends paid by the Series. Unless entitled to relief under specific statutory provisions, a Series would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which the Series loses its qualification. It is not possible to state whether in all circumstances a Series would be entitled to this statutory relief.

Tax Aspects of the Subsidiary Partnerships and the Limited Liability Companies

General

All of a Series’ investments are held indirectly through its subsidiaries, which we believe are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners of such partnerships are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership. We will include in a Series’ income its share of these partnership items for purposes of the various gross income tests, the computation of a Series’ REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include the Series’ pro rata share of assets held by any subsidiary partnership, including its share of the assets of its subsidiary partnerships, based on the Series’ capital interests in each such entity. Please see “—Taxation of the Series—Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.” A disregarded entity is not treated as a separate entity for U.S. federal income tax purposes, and all assets, liabilities and items of income, gain, loss, deduction and credit of a disregarded entity are treated as assets, liabilities and items of income, gain, loss, deduction and credit of its parent that is not a disregarded entity for all purposes under the Code, including all REIT qualification tests.

Entity Classification

A Series’ interests in its subsidiaries involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities for U.S. federal income tax purposes. For example, an entity that would otherwise be treated as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that any Series subsidiaries will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of a Series’ assets and items of gross income would change and could prevent the Series from satisfying the REIT asset tests and possibly the REIT income tests. Please see “—Taxation of the Series—Asset Tests” and “—Income Tests.” This, in turn, could prevent a Series from qualifying as a REIT. Please see “—Taxation of the Series—

Failure to Qualify” for a discussion of the effect of a Series’ failure to meet these tests. In addition, a change in the tax status of a subsidiary treated as a partnership or disregarded entity to a corporation might be treated as a taxable event. If so, a Series might incur a tax liability without any related cash payment. We believe each Series subsidiary is and will continue to be treated as partnerships or as disregarded entities for U.S. federal income tax purposes.

Allocations of Items of Income, Gain, Loss and Deduction

A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) generally will determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of any Series subsidiaries that are treated as partnerships for U.S. federal income tax purposes are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations with Respect to the Properties

Under Section 704(c) of the Code, items of income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

A subsidiary partnership may, from time to time, acquire interests in property in exchange for interests in the applicable subsidiary partnership. In that case, the tax basis of these property interests generally will carry over to the subsidiary partnership, notwithstanding their different book (i.e., fair market) value. The applicable partnership agreements require that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method the Board chooses in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of the subsidiary partnership (1) could cause a Series to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to the Series if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause a Series to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to the Series as a result of such sale, with a corresponding benefit to the other partners in the subsidiary partnership. An allocation described in clause (2) above might cause a Series or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect the Series’ ability to comply with the REIT distribution requirements. Please see “—Taxation of the Series—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by a subsidiary partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Partnership Audit Rules

Under current tax law, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. It is possible that these rules could result in partnerships in which a Series directly or indirectly invests being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and the Series, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though the Series, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Investors are urged to consult their tax advisors with respect to these rules and their potential impact on their investment in ETPs of any Series.

Material U.S. Federal Income Tax Consequences to Holders of ETPs

The following discussion is a summary of the material U.S. federal income tax consequences to you of purchasing, owning and disposing of ETPs. This discussion is limited to holders who hold ETPs as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the alternative minimum tax. In addition, except where specifically noted, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;
•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
•	persons holding ETPs as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	REITs or regulated investment companies;
•	brokers, dealers or traders in securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to ETPs being taken into account in an applicable financial statement;
•	persons deemed to sell ETPs under the constructive sale provisions of the Code; and
•	persons who hold or receive ETPs pursuant to the exercise of any employee stock option or otherwise as compensation.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ETPS ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ETPs that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of ETPs that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds ETPs, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding ETPs and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Taxation of Taxable U.S. Holders of ETPs

Distributions Generally

Distributions out of a Series’ current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to its taxable U.S. holders as ordinary income when actually or constructively received. Please see “—Tax Rates” below. As long as a Series qualifies as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent described in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals.

To the extent that a Series makes distributions on its ETPs in excess of the Series’ current and accumulated earnings and profits allocable to such ETPs, these distributions will be treated first as a tax-free return of capital to a U.S. holder to the extent of the U.S. holder’s adjusted tax basis in such ETPs. This treatment will reduce the U.S. holder’s adjusted tax basis in such ETPs by such amount, but not below zero. Distributions in excess of a Series’ current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its ETPs will be taxable as capital gain. Such gain will be taxable as long-term capital gain if ETPs have been held for more than one year. Dividends a Series declares in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by the Series and received by the holder on December 31 of that year, provided the Series actually pays the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of a Series’ net operating losses or capital losses.

Capital Gain Dividends

Dividends that a Series properly designates as capital gain dividends will be taxable to a Series’ taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed the Series’ actual net capital gain for the taxable year and may not exceed the Series’ dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains

A Series may elect to retain, rather than distribute as a capital gain dividend, all or a portion of its net capital gains. If the Board makes this election for a Series, the Series would pay tax on its retained net capital gains. In addition, to the extent the Board so elects, a Series’ earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. holder generally would:

•

include its pro rata share of the Series’ undistributed capital gain in computing its long-term capital gains in its U.S. federal income tax return for its taxable year in which the last day of the Series’ taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on the Series on the designated amounts included in the U.S. holder’s income as long-term capital gain;
•	receive a credit or refund for the amount of tax deemed paid by it;
•	increase the adjusted tax basis of its ETPs by the difference between the amount of includable gains and the tax deemed to have been paid by it; and
•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations

Distributions that a Series makes and gain arising from the sale or exchange of ETPs by a U.S. holder will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder generally may elect to treat capital gain dividends, capital gains from the disposition of ETPs and income designated as qualified dividend income, as described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by a Series, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of ETPs

Except as described below under “—Taxation of Taxable U.S. Holders of ETPs—Redemption or Repurchase by a Series,” If a U.S. holder sells or disposes of ETPs, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in ETPs. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such ETPs for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of ETPs that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from a Series which were required to be treated as long-term capital gains.

Redemption or Repurchase by a Series

A redemption or repurchase of ETPs will be treated under Section 302 of the Code as a distribution (and taxable as a dividend to the extent of a Series’ current and accumulated earnings and profits as described above under “—Distributions Generally”) unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased ETPs. The redemption or repurchase generally will be treated as a sale or exchange if it:

•	is “substantially disproportionate” with respect to the U.S. holder;
•	results in a “complete redemption” of the U.S. holder’s ETP interest in a Series; or
•	is “not essentially equivalent to a dividend” with respect to the U.S. holder;

all within the meaning of Section 302(b) of the Code.

In determining whether any of these tests has been met, ETPs considered to be owned by the U.S. holder by reason of certain constructive ownership rules set forth in the Code, as well as ETPs actually owned by the U.S. holder, generally must be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to the U.S. holder depends upon the facts and circumstances at the time that the determination must be made, U.S. holders are advised to consult their tax advisors to determine such tax treatment.

If a redemption or repurchase of ETPs is treated as a distribution, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. Please see “—Distributions Generally.” A U.S. holder’s adjusted tax basis in the redeemed or repurchased ETPs generally will be transferred to the holder’s remaining ETPs, if any. If a U.S. holder owns no other ETPs of the applicable Series, under certain circumstances, such basis may be transferred to a related person or it may be lost entirely. Prospective investors should consult their tax advisors regarding the U.S. federal income tax consequences of a redemption or repurchase of ETPs.

If a redemption or repurchase of ETPs is not treated as a distribution, it will be treated as a taxable sale or exchange in the manner described under “—Dispositions of ETPs.”

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” generally is 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally is 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Capital gain dividends will only be eligible for the rates described above to the extent that they are properly designated by the REIT as “capital gain dividends.” U.S. holders that are corporations may be required to treat up to

20% of some capital gain dividends as ordinary income. In addition, non-corporate U.S. holders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations.

Taxation of Tax-Exempt Holders of ETPs

Dividend income from a Series and gain arising upon a sale of ETPs generally should not be unrelated business taxable income (“UBTI”) to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in ETPs will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in ETPs. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of ETPs contained in the ROX LP partnership agreement, we do not expect any Series to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to a Series’ holders. However, because ETPs will be publicly traded upon completion of this offering of ETPs (and, we anticipate, will continue to be publicly traded), we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Holders of ETPs

The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership and disposition of ETPs by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address other federal, state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the purchase, ownership and disposition of ETPs, including any reporting requirements.

Distributions Generally

Distributions (including any taxable stock distributions) that are neither attributable to gains from sales or exchanges by a Series of United States real property interests (“USRPIs”) nor designated by a Series as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of a Series’ current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied for a non-U.S. holder to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at the regular rates, in the same manner as dividends paid to U.S. holders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, each Series expects to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

(1)	a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or
(2)	the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of a Series’ current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s ETPs, but rather will reduce the adjusted tax basis of such ETPs. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such ETPs, they generally will give rise to gain from the sale or exchange of such ETPs, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders. For withholding purposes, we expect to treat all distributions as made out of a Series’ current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of a Series’ current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests

Distributions to a non-U.S. holder that a Series properly designates as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

(1)

the investment in ETPs is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

(2)

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by a Series of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. A Series also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by the Series of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of ETPs of the applicable Series. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts a Series designates as retained net capital gains in respect of ETPs of the Series should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by a Series on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Series exceeds their actual U.S. federal income tax liability. If a Series were to designate any portion of its net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.

Sale of ETPs

Except as described below under “—Redemption or Repurchase by a Series,” gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of ETPs generally will not be subject to U.S. federal income tax unless such ETPs constitute USRPIs. In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI. We believe that a Series is a USRPHC. ETPs will not, however, constitute USRPIs so long as the Series is a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5% of a class of stock that is “regularly traded” is treated as a United States person unless the REIT has actual knowledge that such person is not a United States person. We believe, but cannot guarantee, that the Series is a “domestically controlled qualified investment entity.” Because ETPs will be publicly traded upon completion of this offering (and, we anticipate, will continue to be publicly traded), no assurance can be given that a Series will continue to be a “domestically controlled qualified investment entity.”

Even if a Series does not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells ETPs, gain realized from the sale or other taxable disposition by a non-U.S. holder of such ETPs would not be subject to U.S. federal income tax under FIRPTA as a sale of a USRPI if:

(1)	ETPs of the Series are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE Arca; and
(2)

such non-U.S. holder owned, actually and constructively, 10% or less of ETPs of the Series throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

In addition, dispositions of ETPs by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of ETPs of the applicable Series. Furthermore, dispositions of ETPs by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of ETPs not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in ETPs is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of ETPs, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of such ETPs within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other such ETPs during the 61-day period beginning with the first day of the 30-day period described in clause (1), unless ETPs of the Series are “regularly traded” and the non-U.S. holder did not own more than 10% of ETPs of the Series at any time during the one-year period ending on the date of the distribution described in clause (1).

If gain on the sale, exchange or other taxable disposition of ETPs were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of ETPs were subject to taxation under FIRPTA, and if ETPs of the Series were not “regularly traded” on an established securities market, the purchaser of such ETPs generally would be required to withhold and remit to the IRS 15% of the purchase price.

Redemption or Repurchase by a Series

A redemption or repurchase of ETPs will be treated under Section 302 of the Code as a distribution (and taxable as a dividend to the extent of a Series’ current and accumulated earnings and profits) unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased ETPs. Please see “—Taxation of Taxable U.S. Holders of ETPs—Redemption or Repurchase by a Series.” Qualified shareholders and their owners may be subject to different rules, and should consult their tax advisors regarding the application of such rules. If the redemption or repurchase of ETPs is treated as a distribution, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. Please see “—Taxation of Non-U.S. Holders of ETPs—Distributions Generally” above. If the redemption or repurchase of ETPs is not treated as a distribution, it will be treated as a taxable sale or exchange in the manner described above under “—Sale of ETPs.”

Information Reporting and Backup Withholding

U.S. Holders

A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on ETPs or proceeds from the sale or other taxable disposition of such ETPs. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;
•	the holder furnishes an incorrect taxpayer identification number;
•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

Payments of dividends on ETPs generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on ETPs paid to the non-U.S. holder, regardless of whether such distributions constitute a dividend or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such ETPs within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such ETPs conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock, subject to certain limitations. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of ETPs.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on ETPs or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of ETPs, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on ETPs. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of ETPs on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Because we may not know the extent to which a distribution by a Series is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules the Series may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in ETPs.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to a Series’ tax treatment as a REIT and on an investment in ETPs.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of ETPs by Benefit Plan Investors. A “Benefit Plan Investor” is (1) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (2) a plan, individual retirement account, “Keogh” plan or other arrangement subject to Section 4975 of the Code, or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, (3) an entity whose underlying assets are considered to include “plan assets” by reason of a plan’s investment in such entity (including but not limited to an insurance company general account) (each of (1), (2) and (3), a “Plan”), and (4) any entity that otherwise constitutes a “benefit plan investor” within the meaning of the regulations promulgated under ERISA by the U.S. Department of Labor, or the DOL, as modified by Section 3(42) of ERISA, known as the DOL Plan Asset Regulations.

The following is merely a summary, however, and should not be construed as legal advice or as complete in all relevant respects. All investors are urged to consult their own legal advisors before investing assets of a Plan in ETPs and to make their own independent decision.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in ETPs with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the Code or ERISA (collectively, “Similar Laws”).

Prohibited Transaction Considerations

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 406 of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an individual retirement account. In addition, the fiduciary of the Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code.

Regardless of whether or not the underlying assets of ROX LP (if any) or any Series are deemed to include “plan assets,” as described below, the acquisition and/or holding of ETPs by a Plan with respect to which ROX LP, any Series, or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of ETPs. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in interests in any Series.

Plan Asset Considerations

The DOL Plan Asset Regulations generally provide that when a Plan acquires an equity interest in an entity that is not (1) a “publicly-offered security,” (2) a security issued by an investment company registered under the Investment Company Act, or (3) an “operating company,” the Plan’s assets are deemed to include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established that the equity participation in the entity by Benefit Plan Investors is not “significant” (the “Insignificant Participation Test”).

For purposes of the DOL Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. We intend to effect such a registration under the Securities Act and the Exchange Act. The DOL Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that ETPs will be “widely held” within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard. The DOL Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that ETPs will be “freely transferable” within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard.

For purposes of the Insignificant Participation Test, the DOL Plan Asset Regulations provide that equity participation in an entity by Benefit Plan Investors is not significant if, immediately after the most recent acquisition of an equity interest in the entity, the Benefit Plan Investors’ aggregate interest is less than 25% of the value of each class of equity interests in the entity, disregarding, for purposes of such determination, any interests held by any person that has discretionary authority or control with respect to the assets of ROX LP (if any) or a Series or who provides investment advice for a fee with respect to the assets of ROX LP (if any) or a Series or an affiliate of such a person (each, a “Controlling Person”) other than Benefit Plan Investors. Following this offering, it is possible that Benefit Plan Investors will hold and will continue to hold, less than 25% of the value of any class of equity interests of ROX LP and each Series, disregarding, for purposes of such determination, any interests held by any Controlling Person other than Benefit Plan Investors and, as such, that ROX LP and/or each Series, as applicable, may rely on the Insignificant Participation Test; however, we cannot be certain or make any assurance that this will be the case.

Plan Asset Consequences

If assets of ROX LP (if any) or any Series were deemed to constitute “plan assets” pursuant to the DOL Plan Asset Regulations, the operation and administration of ROX LP and/or such Series would become subject to the requirements of ERISA, including the fiduciary duty rules and the “prohibited transaction” prohibitions of ERISA, as well as the “prohibited transaction” prohibitions contained in the Code. If ROX LP or any Series becomes subject to these regulations, unless appropriate administrative exemptions are available (and there can be no assurance that they would be), ROX LP and/or any Series could, among other things, be restricted from acquiring or disposing of the asset underlying the Series and from entering into otherwise favorable transactions with respect to the Series, and certain transactions entered into by ROX LP or any Series in the ordinary course of business could constitute non-exempt prohibited transactions and/or breaches of applicable fiduciary duties under ERISA and/or the Code, which could, in turn, result in potentially substantial excise taxes and other penalties and liabilities under ERISA and the Code. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering investing in ETPs on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the acquisition and/or holding of ETPs.

Representation

Because of the foregoing, ETPs should not be acquired or held by any Benefit Plan Investor or any other person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code and will not constitute a similar violation of any applicable Similar Law.

Any purchaser or subsequent transferee, including, without limitation, any fiduciary purchasing on behalf of a Plan, a Benefit Plan Investor, or a governmental, church or non-U.S. plan which is subject to Similar Laws will be deemed to have represented and warranted, in its corporate and fiduciary capacity, that if the purchaser or subsequent transferee is a Benefit Plan Investor, none of ROX LP, any Series or the underwriters or any of their respective affiliates, has acted as the Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to acquire and hold ETPs, and shall not at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer ETPs.

The foregoing discussion is general in nature, is not intended to be all-inclusive. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering investing in any Series on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the acquisition and/or holding of ETPs.

UNDERWRITING

                           is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of ROX Series AMZL ETPs set forth opposite the underwriter’s name.

Number of
ROX Series
Underwriters:	AMZL ETPs

The underwriting agreement provides that the obligations of the underwriters to purchase ROX Series AMZL ETPs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all ROX Series AMZL ETPs if they purchase any ROX Series AMZL ETPs.

ROX Series AMZL ETPs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ROX Series AMZL ETPs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $per ROX Series AMZL ETP. If all ROX Series AMZL ETPs are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

We, the Board and the officers of ROX GP have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of                    , dispose of or hedge any ROX Series AMZL ETPs or any securities convertible into or exchangeable for ROX Series AMZL ETPs.               in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and members of the Board, shall be with notice.

Prior to this offering, there has been no public market for ROX Series AMZL ETPs. Consequently, the initial public offering price for ROX Series AMZL ETPs was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were Series AMZL’s future prospects, its markets, the economic conditions in and future prospects for the industry in which Series AMZL competes, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to Series AMZL. We cannot assure you, however, that the price at which ROX Series AMZL ETPs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in ROX Series AMZL ETPs will develop and continue after this offering. We intend to have ROX Series AMZL ETPs listed on the NYSE under the symbol “AMZL.”

The following table shows the underwriting discounts and commissions that Series AMZL is to pay to the underwriters in connection with this offering.

Per ROX Series AMZL ETP
Total underwriting discounts and commissions

We estimate that our portion of the total expenses of this offering will be $       , including up to $      in connection with the qualification of this offering with FINRA by counsel to the underwriters.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us, series AMZL or another Series in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours, Series AMZL, another Series or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Series AMZL has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

ROX SERIES AMZL ETPS ELIGIBLE FOR FUTURE SALE

After the sale of ROX Series AMZL ETPs offered by this prospectus, ROX GP and its affiliates will not own any ROX Series AMZL ETPs.

Rule 144

ROX Series AMZL ETPs sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any ROX Series AMZL ETPs held by an “affiliate” of ROX LP or Series AMZL may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the outstanding ROX Series AMZL ETPs, which will equal approximately ROX Series AMZL ETPs immediately after this offering; or
•	the average weekly reported trading volume of ROX Series AMZL ETPs for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about ROX LP and Series AMZL. A person who is not deemed to have been an affiliate of ROX LP or Series AMZL at any time during the three months preceding a sale, and who has beneficially owned ROX Series AMZL ETPs for at least six months (provided ROX LP is in compliance with the current public information requirement), or one year (regardless of whether ROX LP is in compliance with the current public information requirement), would be entitled to sell ROX Series AMZL ETPs under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ROX LP or Series AMZL at any time during the 90 days preceding a sale would be entitled to freely sell ROX Series AMZL ETPs without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us and the applicable Series by Latham & Watkins LLP, New York, New York. In addition, the description of U.S. federal income tax consequences contained in the section of this prospectus entitled “U.S. Federal Income Tax Considerations” is based on the opinion of Latham & Watkins, LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by                                   .

EXPERTS

The combined balance sheet of ROX Financial LP as of December 31,2020 included in this Registration Statement of ROX Financial LP has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Series AMZL as of December 31, 2020 included in this Registration Statement of ROX Financial LP has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statement of revenues and certain operating expenses of the Oakley Property for the period from Lease Inception, September 15, 2020, through December 31, 2020, included in this Registration Statement of ROX Financial LP  has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statement), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The market data and industry forecasts and projections included in this prospectus have been derived from the market study prepared for us by Linneman Associates, a nationally recognized real estate consulting firm, and are included in this prospectus in reliance on Linneman Associates’ authority as an expert in such matters. ROX Parent paid Linneman Associates a fee of $           for its services.

The appraised value of the Series AMZL property included in this prospectus is based upon an appraisal provided by BBG, Inc. and is included in reliance on BBG, Inc.’s authority as an expert in appraisals. ROX Parent paid BBG, Inc. a fee of $           for its services.

Information regarding the condition of the Series AMZL property under the heading “Business and Property—Series AMZL Property—Property Condition,” the seismic survey under the heading “Business and Property—Series AMZL Property—Seismic” and the environmental matters relating to the Series AMZL property under the heading “Business and Property—Series AMZL Property—Environmental Matters” have been derived from reports prepared for us by EBI Consulting and are included based on EBI Consulting’s authority as an expert in such matters. ROX Parent paid EBI Consulting a fee of $           for its services.

The survey of the Series AMZL property included in this prospectus is based upon a survey of the Series AMZL Property provided by CBG Civil Engineers and is included in reliance on CBG Civil Engineers’ authority as an expert in surveying property. ROX Parent paid CBG Civil Engineers a fee of $           for its services.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is apart, under the Securities Act with respect to ROX Series AMZL ETPs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and exhibit and schedules to the registration statement. For further information with respect to ROX LP and ROX Series AMZL ETPs to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

The SEC maintains an internet website, which is located at www.sec.gov, that contains reports and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement for this offering at the SEC’s internet website. As a result of this offering, ROX LP will become subject to the information and reporting requirement of the Exchange Act, and we will file periodic report and other information with the SEC. These reports and other information will be available for review at the SEC’s website referred to above.

We also maintain a website at www.roxfinancial.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

ROX Financial LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of managers of ROX Financial GP and members of ROX Financial LP

Opinion on the Financial Statement

We have audited the accompanying combined balance sheet of ROX Financial LP (the “Partnership”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

New York, New York

January 27, 2021

We have served as the Partnership’s auditor since 2021.

ROX Financial LP

Combined Balance Sheet

December 31, 2020

Assets:
Cash	$300
Total assets	$300

Partners' capital:
General partner	$—
Limited partner	300
Total partners' capital	$300

See the accompanying notes to the combined balance sheet.

ROX Financial LP

Notes to the Combined Balance Sheet

December 31, 2020

Note 1 — Organization

ROX Financial LP (“ROX LP,” the “Company” or the “Registrant”) was organized as a Delaware series limited partnership on January 15, 2020. ROX Financial GP, LLC (“ROX GP”) serves as the general partner, and ROX Financial, Inc. (“RFI”) initially served as the organizational limited partner. As part of the initial formation transaction, RFI contributed $100 to the partnership in exchange for a limited partner interest.

ROX LP has been formed to facilitate public investment in individual commercial real estate properties with innovative securities, referred to as exchange traded properties (“ETPs”). Each individual property will be held by a subsidiary owned by a separate series of limited partner interests (“Series”). Each Series the Registrant established is a separate Series and not itself a separate legal entity from the Registrant under Delaware law. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

ROX GP, as the general partner, has the sole authority for the management and control of ROX LP and each Series. The general partner interest does not include any rights to receive distributions from operations or upon the liquidation, winding-up or termination or dissolution, as applicable, of ROX LP or any Series. ETP holders have limited liability under the terms of the partnership agreement.

ROX LP intends for each Series to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. ROX LP has no other business operations other than the Series and their subsidiaries.

On November 19, 2020, Series AMZL was created for the purpose of acquiring properties in which Amazon.com Services LLC would be the single tenant. The initial $100 contribution in ROX LP by RFI was allocated to Series AMZL on November 19, 2020 in exchange for the issuance of one ETP in Series AMZL to RFI. Prior to this, on November 16, 2020, the Company formed ROX AMZL Oakley CA LLC (the “Series AMZL subsidiary”) and this entity entered into a definitive agreement on November 19, 2020 to purchase a commercial real estate property in Oakley, California, which will be the initial property acquisition in the Series AMZL subsidiary.

On November 19, 2020 Series WALG was created for the purpose of acquiring properties in which Walgreen Co. would be the single tenant. RFI contributed $100 to Series WALG on November 19, 2020 in exchange for the issuance of one ETP in Series WALG to RFI. Prior to this, on November 16, 2020, the Company formed ROX WALG Miami FL LLC (the “Series WALG subsidiary”) and this entity entered into a definitive agreement on November 19, 2020 to purchase 100% of the air space associated with a retail condominium located in Miami, Florida, which will be the initial property acquisition in the Series WALG subsidiary.

On December 28, 2020, Series NKES was created for the purpose of acquiring properties in which Nike Retail Services, Inc. would be the single tenant. Prior to this, on December 22, 2020, the Company formed ROX NKES Soho NY Holdings LLC (the “Series NKES holding company”) and ROX NKES Soho NY LLC (the “Series NKES subsidiary”), and the Series NKES subsidiary entered into a definitive agreement on December 28, 2020 to purchase 100% of the fee simple interest in a commercial real estate property in New York, New York. On December 28, 2020, RFI contributed $100 to Series NKES in exchange for the issuance of one ETP in Series NKES to RFI. Pursuant to the purchase agreement, upon closing of the acquisition and the deemed and other contributions by an affiliate of the seller to the Series NKES holding company, Series NKES will own 90% of the Series NKES holding company and that affiliate of seller will own 10%.

The Company intends to hold an initial public offering of ETPs of the three above-referenced Series (the “Offering”). Proceeds from the Offering related to each Series will be allocated to each Series, which will be contributed to a subsidiary of each Series and used to acquire properties from nonaffiliated third-party owners. The transactions contemplated by the purchase agreements described above will close concurrently with the completion of the Offering.

ROX Financial LP

Notes to the Combined Balance Sheet

December 31, 2020

Note 2 – Significant Accounting Policies

Basis of Presentation

The accompanying combined balance sheet includes the combined financial positions of each of the three Series as of December 31, 2020. The three Series are managed by ROX GP and therefore under common control and management. The combined balance sheet was prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the combined balance sheet have been included. There are no intercompany transactions that occur between ROX LP and the Series or the Series subsidiaries.

The accompanying combined balance sheet as of December 31, 2020 consists of the initial partnership investment of RFI in connection with the formations of ROX LP, each of the Series and the Series subsidiaries.

Offering Costs

In connection with the Offering, affiliates of the Company have or will incur legal, accounting, and related costs related to the Offering that will be paid by RPS Securities LLC (“RPS Securities”) and its affiliates, a related party advisory services provider. RPS Securities and its affiliates are solely responsible for bearing these offering costs in accordance with the services agreement. For bearing these offering costs, RPS Securities will receive a transaction advisory fee from the Company that is solely contingent upon the completion of the Offering. This fee will be capitalized and recorded as a reduction of partners’ capital on the Company’s combined balance sheet. See Note 5 – Related Party Transactions for additional information about the services agreement with RPS Securities.

Underwriting Discounts and Commissions

In connection with the Offering, each Series will incur underwriting discounts and commissions, which will be paid by each applicable Series. Such costs will be deducted from the proceeds of the Offering when it is consummated.

Note 3 – Acquisitions

On November 19, 2020, the Series AMZL subsidiary entered into a definitive agreement to purchase a commercial real estate property located at 4000 Wilbur Avenue in Oakley, California for a minimum purchase price of $81 million. The property is leased to Amazon.com Services LLC for annualized lease payments of $3,225,754 subject to escalation and has an initial lease expiration date of September 30, 2032 with tenant options to extend. Series AMZL expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series AMZL intends for this transaction to be accounted for as an asset acquisition.

On November 19, 2020, the Series WALG subsidiary entered into a definitive agreement to purchase 100% of the air space associated with a retail condominium occupied by Walgreen Co. and located on the street level of The Ritz-Carlton Hotel, South Beach in Miami Beach, Florida for a minimum purchase price of $79 million. The property is leased to Walgreen Co. for annualized lease payments of $3,550,000, subject to escalation, and has a lease expiration date of May 31, 2090 with tenant termination options starting May 31, 2040. Series WALG expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series WALG intends for this transaction to be accounted for as an asset acquisition.

On December 28, 2020, the Series NKES subsidiary entered into a definitive agreement to purchase 100% of the fee simple interest in a commercial real estate property located in the SoHo district of New York, New York for a minimum purchase price of $195 million and the assumption of a loan on the property of $200 million. The property is leased to Nike Retail Services, Inc. for annualized lease payments of $17,600,000, subject to escalation, and has an initial lease expiration date of January 31, 2032 with tenant options to extend. Series NKES expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series NKES intends for this transaction to be accounted for as an asset acquisition.

ROX Financial LP

Notes to the Combined Balance Sheet

December 31, 2020

Note 4 – Income Taxes

We intend to treat ROX LP as a non-entity for U.S. federal income tax purposes. ROX LP intends for each Series to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. The Company believes that each Series has been established and intends to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT commencing with such taxable year. To qualify as a REIT, each Series must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its ETPs. If any Series fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if a Series qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state, and local taxes on its income or property.

Note 5 – Related Party Transactions

The Company entered into a services agreement with RPS Securities on November 19, 2020, which was subsequently terminated on January 22, 2021. The Company intends to enter into a new services agreement, the terms of which are yet to be finalized. As of December 31, 2020, the Company had paid no fees to RPS Securities and had no outstanding balance for fees payable to RPS Securities.

The Company entered into a license agreement with RFI on November 19, 2020. Pursuant to the license agreement, RFI has granted to ROX LP a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property.

The license agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after notice thereof. Upon termination, all rights of the Company in the applicable intellectual property shall terminate and the Company shall discontinue the use thereof. There are no fees to be paid by the Company related to the agreement.

The Company will incur, only upon closing of the acquisitions, real estate transaction costs related to the acquisition of the properties by each Series. The Company, through the Series, will reimburse RFI estimated real estate transaction costs of $2,427,000 upon closing of all of the acquisitions. As of December 31, 2020, $196,896 of these transaction costs have been paid by RFI.

Note 6 – Subsequent Events

In preparing this combined financial statement, the Company has evaluated events and transactions for recognition or disclosure through January 27, 2021, the date the combined financial statement was issued.

Series AMZL

Introduction to the Pro Forma Consolidated Financial Statements (Unaudited)

The following sets forth the unaudited pro forma consolidated balance sheet for Series AMZL as of December 31, 2020 and the unaudited pro forma consolidated statement of operations of Series AMZL for the period from lease inception, September 15, 2020, through December 31, 2020. Series AMZL is a series of ROX Financial LP (“ROX LP”) established on November 19, 2020. ROX LP was organized as a Delaware series limited partnership on January 15, 2020 and is managed solely by ROX Financial GP LLC (“ROX GP”), who serves as general partner of ROX LP. Series AMZL owns 100% of ROX AMZL Oakley CA LLC (the “Series AMZL subsidiary”).

ROX LP has been formed to facilitate public investment in individual commercial real estate properties with innovative securities, referred to as exchange traded properties (“ETPs”). Each individual property will be held by a subsidiary owned by a separate series of limited partner interests (“Series”). Each Series that ROX LP established is a separate Series and not itself a separate legal entity from ROX LP under Delaware law. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law. ROX LP has no other business operations other than the Series and their subsidiaries.

ROX LP intends for Series AMZL to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021.

The Series AMZL subsidiary was formed on November 16, 2020 and entered into a definitive agreement on November 19, 2020 to purchase 100% of the fee simple interest in a commercial real estate property located in Oakley, California (the “Series AMZL property”) for a minimum aggregate purchase price of $81.0 million. The Series AMZL property is leased to Amazon.com Services LLC for annualized rent payments of $3.2 million, subject to escalation, and the lease has an initial expiration date of September 30, 2032 with tenant options to extend. The lease is guaranteed by Amazon.com, Inc. On November 19, 2020, ROX Financial Inc. contributed $100 to Series AMZL for the issuance of one ROX Series AMZL ETP to RFI.

Proceeds from this offering will be allocated to Series AMZL, which will then contribute the proceeds to the Series AMZL subsidiary, and such proceeds will be used to acquire 100% of the Series AMZL property from the unrelated third-party owner. The transactions contemplated by the purchase agreement described above will close concurrently with the completion of this offering. Series AMZL had no operations for the period from its inception on November 19, 2020 through December 31, 2020.

The unaudited pro forma consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and are being presented as if the Series AMZL subsidiary’s acquisition of the Series AMZL property, this offering and related transactions and adjustments had occurred on December 31, 2020 for purposes of the unaudited pro forma consolidated balance sheet and on the date of lease inception, September 15, 2020, for purposes of the unaudited pro forma consolidated statement of operations for the reasons described above.

The unaudited pro forma consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to the unaudited pro forma consolidated financial statements are based on available information and assumptions that management considers reasonable. The unaudited pro forma consolidated financial statements do not purport to (i) represent Series AMZL’s financial position that would have actually occurred had the Series AMZL subsidiary’s acquisition of the Series AMZL property, this offering and related transactions and adjustments occurred on December 31, 2020, (ii) represent the results of Series AMZL’s operations that would have actually occurred had the Series AMZL subsidiary’s acquisition of the Series AMZL property, this offering and related transactions and adjustments occurred on the date of lease inception, September 15, 2020, or (iii) project Series AMZL’s financial position or results of operations as of any future date or for any future period.

Series AMZL

Pro Forma Consolidated Balance Sheet (Unaudited)

December 31, 2020

		Acquisition
	Series	of Series
	AMZL	AMZL	This			Series
	Historical	Property	Offering	Other		AMZL
	(A)	(B)	(C)	Adjustments		Pro Forma

Assets:
Investments in real estate	$—
Cash and cash equivalents	100				(D)
Intangible lease assets	—
Total assets	$100

Equity:
Limited partners:
ROX Series AMZL ETPs	$100				(D)
Total partners' capital	100
Total equity	$100

See the accompanying notes to the pro forma consolidated financial statements.

Series AMZL

Pro Forma Consolidated Statement of Operations (Unaudited)

Period from Lease Inception, September 15, 2020, Through  December 31, 2020

Series
	Series	AMZL
	AMZL	Property				Series
	Historical	Historical	This	Other		AMZL
	(AA)	(BB)	Offering	Adjustments		Pro Forma

Revenues:
Lease revenues	$—
Total revenues	—

Operating expenses:
Depreciation and amortization	—				(CC)
Property tax expense	—				(DD)
Property and other operating expenses	—				(EE)
Management fees	—				(FF)
General and administrative expenses	—				(GG)
Total operating expenses	—

Net income (loss)	$—

Pro forma weighted-average ROX Series AMZL ETPs outstanding - basic and diluted

Pro forma earnings per ROX Series AMZL ETP - basic and diluted							(HH)

See the accompanying notes to the pro forma consolidated financial statements.

Series AMZL

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

As of December 31, 2020 and for the Period from Lease Inception, September 15, 2020,

Through December 31, 2020

Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

The adjustments to the unaudited pro forma consolidated balance sheet as of December 31, 2020 are as follows:

(A)

Reflects the audited historical balance sheet of Series AMZL as of December 31, 2020. Series AMZL had no operations for the period from its inception on November 19, 2020 through December 31, 2020, other than the issuance of one ROX Series AMZL ETP to RFI for a purchase price of $100 in connection with its initial capitalization on November 19, 2020.

(B)

Reflects the Series AMZL subsidiary’s acquisition of the assets and liabilities associated with the Series AMZL property from the seller. The transaction is expected to be accounted for as an asset acquisition under ASC 805, Business Combinations, because substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The following preliminary allocation of the purchase price is based on preliminary estimates and assumptions and is subject to change based on a final determination of the fair value of the assets acquired and liabilities assumed:

Consideration paid:
Cash (1)
Total consideration paid

Allocation of purchase price:
Land
Site improvements
Building
Tenant improvements
Intangible lease assets
Total consideration paid (2)
(1)

Reflects the available proceeds from the issuance and sale of                      ROX Series AMZL ETPs in this offering at a public offering price of $          per ROX Series AMZL ETP as described in Note (C) below. The purchase price will be adjusted based on the price at which ROX Series AMZL ETPs are sold to the public in this offering. However, any excess net proceeds due to a higher price per ROX Series AMZL ETP, after deducting the transaction and expense fee applicable to such excess described in Note (C) below, will be paid to the current owner of the Series AMZL property as additional purchase price consideration.

(2)	Includes real estate transaction costs related to the acquisition of the Series AMZL property of approximately $660,000.

The fair value of tangible assets of the acquired property will be determined by valuing the Series AMZL property as if it were vacant utilizing a number of sources, including a real estate valuation prepared by an independent valuation firm. Management also considers information and other factors, including market conditions, the industry that the tenant operates in, characteristics of the real estate, such as location, size, demographics, value and comparative rental rates, tenant credit profile and the importance of the location of the real estate to the operations of the tenant’s business.

The estimated fair value of an acquired in-place lease equals the costs that would have been incurred to lease the property to its occupancy level at the date of acquisition. The in-place lease is amortized as of the date of acquisition over the remaining initial noncancellable term of the lease to amortization expense.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated financial statements. The final purchase price allocation will be determined subsequent to the acquisition of the Series AMZL property upon the completion of the related valuations and calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

Series AMZL

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

As of December 31, 2020 and for the Period from Lease Inception, September 15, 2020,

Through December 31, 2020

(C)

Reflects the issuance and sale of                      ROX Series AMZL ETPs in this offering at a public offering price of $              per ROX Series AMZL ETP, net of underwriting discounts and commissions and the transaction and expense fee payable to RPS Securities as follows:

Gross proceeds from this offering
Underwriting discounts and commissions
Net proceeds from this offering
Transaction and expense fee (1)
Available proceeds from this offering
(1)

The transaction and expense fee payable to RPS Securities upon completion of this offering will be          % of the net proceeds, with net proceeds meaning the gross proceeds received by Series AMZL from this offering after deduction of underwriting discounts and commissions (which equates to       % based on the gross proceeds of this offering). RPS Securities and its affiliates are solely responsible for bearing all legal, accounting and related costs associated with this offering in accordance with the services agreement. This fee will be capitalized and recorded as a reduction of partners’ capital.

The available proceeds will be used to complete the acquisition of the Series AMZL property, as described in footnote (B) above and fund cash reserves of approximately $               . Any excess net proceeds due to a higher price per ROX Series AMZL ETP, after deducting the transaction and expense fee applicable to such excess, will be paid to the current owner of the Series AMZL property as additional purchase price consideration.

(D)	The one ROX Series AMZL ETP held by RFI will be repurchased by Series AMZL at or prior to the closing of this offering for $100.

Series AMZL

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

As of December 31, 2020 and for the Period from Lease Inception, September 15, 2020,

Through December 31, 2020

Adjustments to the Unaudited Pro Forma Consolidated Statement of Operations

The adjustments to the unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 are as follows:

(AA)

Series AMZL had no operations for the period from its inception on November 19, 2020 through December 31, 2020, other than the issuance of one ROX Series AMZL ETP to RFI for a purchase price of $100 in connection with its initial capitalization on November 19, 2020.

(BB)

The table below presents the revenues and certain operating expenses of the Series AMZL property for the period from lease inception, September 15, 2020, through December 31, 2020, as adjusted to reflect the pro forma impact of the Series AMZL subsidiary’s acquisition of the Series AMZL property:

			Acquisition of
	AMZL		Series AMZL
	Property (1)	Adjustments (2)	Property

Revenues:
Lease revenues	$1,083,771
Total revenues	1,083,771

Operating expenses:
Property tax expense	7,166
Property and operating expenses	15,445
Total operating expenses	22,611
(1)

This information is derived from the audited statement of revenues and certain operating expenses of the Series AMZL property for the period from lease inception, September 15, 2020 through December 31, 2020, which were prepared for the purposes of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended.

(2)	Variable lease revenues and property and operating expenses have been adjusted to reflect the impact of monthly property management fees described in Note (EE) below.
(CC)

Reflects depreciation and amortization expense based on the preliminary estimated fair values of the tangible and intangible assets described in Note (B) using the straight-line method over the estimated useful lives of the assets.

Estimated useful lives of finite long-lived assets (in years):
Site improvements	15.0
Building	40.0
Tenant improvements	12.0
Intangible lease assets	12.0

In utilizing these estimated useful lives for determining the pro forma adjustments, management considered the length of time the asset had been in existence, the maintenance history, as well as anticipated future maintenance, and any contractual stipulations that might limit the useful life.

Amortization of acquired intangible lease assets is included as a component of depreciation and amortization.

(DD)

The Series AMZL property may be reassessed for property tax purposes after the completion of this offering. Therefore, the amount of property taxes Series AMZL pays in the future may increase from what has been paid in the past. Given the uncertainty, an adjustment to property tax expense has not been made in the pro forma statement of operations as such expenses are not currently factually supportable.

Series AMZL

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

As of December 31, 2020 and for the Period from Lease Inception, September 15, 2020,

Through December 31, 2020

(EE)

Upon the closing of the acquisition of the Series AMZL property, the Series AMZL subsidiary will enter into a commercial management agreement with NPD Management, LLC, or NPD Managment.  NPD Management will be paid a management fee equal to the maximum reimbursable fee pursuant to the Series AMZL lease, which is 2.0% of  the current base rent, subject to escalations per the lease agreement.  The management fee is a recoverable cost from the Series AMZL tenant under the Series AMZL lease, up to 2.0% of base rent, including escalations.  As a result, the management fee is included as an adjustment to both lease revenues and property and operating expenses.

The Series AMZL subsidiary also expects to incur fees of approximately $            each month related to property maintenance services pursuant to an agreement with Cushman and Wakefield.  The fee is a recoverable cost from the Series AMZL tenant under the Series AMZL lease and, therefore, is included as an adjustment to both lease revenues and property operating expenses.

(FF)

Reflects the management fee payable to RPS Securities assuming the issuance and sale of            ROX Series AMZL ETPs in this offering at a public offering price of $            per ROX Series AMZL ETP. ROX LP, on behalf of Series AMZL, and RPS Securities have entered into a services agreement whereby RPS Securities has agreed to advise ROX LP and Series AMZL regarding, and assist ROX LP and Series AMZL in connection with negotiations related to, its business, including as follows: the acquisition, management or disposition of interests in commercial real estate or, as the case may be, equity interests in any subsidiary; related third-party equity or debt financing; any public offering or private placement of ROX Series AMZL ETPs; and any other transaction, structuring or financing activities that may be requested by ROX LP on behalf of Series AMZL and agreed to by RPS Securities or suggested by RPS Securities and accepted by ROX LP on behalf of Series AMZL.  The amount reflected represents the fee payble from lease inception, September 15, 2020, through December 31, 2020, or for a period of three and a half months.

The monthly management fee paid by Series AMZL to RPS Securities will be one-twelfth of        basis points of the monthly average equity value of Series AMZL. The management fee can be reduced at any time by RPS Securities in its sole discretion by notice to the board of managers of ROX GP (the “Board”) and, after the third anniversary of the completion of this offering, can be increased by RPS Securities in its sole discretion at any time with at least 90 days prior notice to the Board.

The monthly average equity value of Series AMZL shall be calculated by dividing the sum of the daily equity values of ROX Series AMZL ETPs for that month by the number of trading days in that month. The daily equity value of Series AMZL shall be calculated for each trading day by multiplying the closing price of a ROX Series AMZL ETP on that trading day by the number of outstanding ROX Series AMZL ETPs at the time of such close. A trading day shall mean any day on which the national exchange on which ROX Series AMZL ETPs are traded is open for trading.

(GG)

As described in Note (AA), Series AMZL had no operations for the period from its inception on November 19, 2020 through December 31, 2020. It did not therefore incur any general and administrative expenses during that period. In connection with the payment of the fees set forth in Note (EE) above to RPS Securities by Series AMZL, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series AMZL and the existence, management and operations of ROX LP, Series AMZL or ROX GP, other than expenses to be paid by ROX LP or Series AMZL as set forth in the partnership agreement.

The adjustment reflects the aggregate cash compensation payable to members of the Board for the period from lease inception, September 15, 2020, through December 31, 2020, which would be $               on an annualized basis. Certain other expenses to be paid by ROX LP or Series AMZL pursuant to the partnership agreement, including expenses incurred by a conflicts committee of the Board and litigation expenses, may also constitute general and administrative expenses. However, given the uncertainty, an adjustment to general and administrative expenses has not been made in the pro forma statement of operations as such expenses are not currently factually supportable.

Series AMZL

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

As of December 31, 2020 and for the Period from Lease Inception, September 15, 2020,

Through December 31, 2020

(HH)

Pro forma basic and diluted are earnings per ROX Series AMZL ETP is calculated by dividing pro forma consolidated net income attributable to Series AMZL by the number of ROX Series AMZL ETPs issued in this offering.

Series AMZL

INDEPENDENT AUDITORS’ REPORT

To the board of managers of ROX Financial GP and members of ROX Financial LP

We have audited the accompanying consolidated balance sheet of Series AMZL as of December 31, 2020, and the related notes (the “financial statement”).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to Series AMZL’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Series AMZL’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Series AMZL as of December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

January 27, 2021

Series AMZL

Consolidated Balance Sheet

December 31, 2020

Assets:
Cash	$100
Total assets	$100

Partners' capital:
Limited partner	$100
Total partners' capital	$100

See the accompanying notes to the consolidated balance sheet.

Series AMZL

Notes to the Consolidated Balance Sheet

December 31, 2020

Note 1 — Organization

Series AMZL is a series of ROX Financial LP (“ROX LP”) established on November 19, 2020 for the purpose of acquiring a retail property where Amazon.com Services LLC is the single tenant. ROX LP was organized as a Delaware series limited partnership on January 15, 2020 and is managed solely by ROX Financial GP LLC (“ROX GP”), who serves as general partner of ROX LP. ROX Financial Inc. (“RFI”) initially served as the organizational limited partner in ROX LP. ROX AMZL Oakley CA LLC (the “Series AMZL subsidiary”) is a wholly-owned subsidiary of Series AMZL.

ROX LP has been formed to facilitate public investment in individual commercial real estate properties with innovative securities, referred to as exchange traded properties (“ETPs”). Each individual property will be held by a subsidiary owned by a separate series of limited partner interests (“Series”). Each Series the Registrant established is a separate Series and not itself a separate legal entity from the Registrant under Delaware law. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

ROX LP intends for each Series to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. ROX LP has no other business operations other than the Series and their subsidiaries.

The Series AMZL subsidiary was formed on November 16, 2020 and entered into a definitive agreement on November 19, 2020 to purchase a commercial real estate property in Oakley, California. On November 19, 2020, the initial $100 RFI contributed to ROX LP upon its formation was allocated to Series AMZL and one ETP of Series AMZL was issued to RFI.

ROX LP intends to hold an initial public offering of ETPs of Series AMZL (the “Offering”). Proceeds from the Offering will be allocated to Series AMZL, which will be contributed to the Series AMZL subsidiary and used to acquire 100% of the Series AMZL property from the unrelated third-party owner. The transactions contemplated by the purchase agreement described above will close concurrently with the completion of the Offering. Series AMZL had no operations for the period from its inception on November 19, 2020 through December 31, 2020

Note 2 – Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheet was prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and consists of the initial investment of RFI in connection with the formations and establishment of ROX LP, Series AMZL and the Series AMZL subsidiary. In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated balance sheet have been included.

The consolidated balance sheet includes the accounts of Series AMZL and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Offering Costs

In connection with the Offering, affiliates of Series AMZL have or will incur legal, accounting, and related costs related to the Offering that will be paid by RPS Securities LLC (“RPS Securities”) and its affiliates, a related party advisory services provider. RPS Securities and its affiliates are solely responsible for bearing these offering costs in accordance with the services agreement. For bearing these offering costs, RPS Securities will receive a transaction advisory fee from Series AMZL that is solely contingent upon the completion of the Offering. This fee will be capitalized and recorded as a reduction of partners’ capital on Series AMZL’s consolidated balance sheet. See Note 5 – Related Party Transactions for additional information about the services agreement with RPS Securities.

Series AMZL

Notes to the Consolidated Balance Sheet

December 31, 2020

Underwriting Discounts and Commissions

In connection with the Offering, Series AMZL will incur underwriting discounts and commissions, which will be paid by Series AMZL. Such costs will be deducted from the proceeds of the Offering when it is consummated.

Concentrations of Credit Risk

Following the Offering, Series AMZL revenues will be 100% earned from a long-term, triple net lease with Amazon.com Services LLC, which operates an Amazon last-mile delivery station in Oakley, California. The historical audited and unaudited financial statements of Amazon.com, Inc. have been filed with the SEC and are available on the SEC’s website at www.sec.gov.

Note 3 – Acquisitions

On November 19, 2020, the Series AMZL subsidiary entered into a definitive agreement to purchase a commercial real estate property located at 4000 Wilbur Avenue Oakley, California for a minimum purchase price of $81 million. The property is leased to Amazon.com Services LLC for annualized lease payments of $3,225,754, subject to escalation, and has an initial lease expiration date of September 30, 2032 with tenant options to extend. Series AMZL expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series AMZL intends for this transaction to be accounted for as an asset acquisition.

Note 4 – Income Taxes

Series AMZL intends to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. Series AMZL believes that it has been established and intends to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT commencing with such taxable year. To qualify as a REIT, Series AMZL must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its ETPs. If Series AMZL fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series AMZL qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property.

Note 5 – Related Party Transactions

ROX LP, on behalf of Series AMZL, entered into a services agreement with RPS Securities on November 19, 2020, which was subsequently terminated on January 22, 2021. ROX LP intends to enter into a new services agreement, the terms of which are yet to be finalized. As of December 31, 2020, Series AMZL had paid no fees to RPS Securities and had no outstanding balance for fees payable to RPS Securities.

ROX LP, on behalf of Series AMZL, entered into a license agreement with RFI on November 19, 2020. Pursuant to the license agreement, RF has granted to ROX LP a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property.

The license agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after notice thereof. Upon termination, all rights of the Series in the applicable intellectual property shall terminate and the Series shall discontinue the use thereof. There are no fees to be paid by the Series related to the agreement.

Series AMZL will incur, only upon closing of the Series AMZL property, real estate transaction costs related to the acquisition of the Series AMZL property. Series AMZL will reimburse RFI estimated real estate transaction costs of $600,000 upon closing of the acquisition. As of December 31, 2020, $33,781 of these transaction costs have been paid by RFI.

Series AMZL

Notes to the Consolidated Balance Sheet

December 31, 2020

Note 6 – Subsequent Events

In preparing this consolidated financial statement, Series AMZL has evaluated events and transactions for recognition or disclosure through January 27, 2021, the date the consolidated financial statement was issued.

The Oakley Property

INDEPENDENT AUDITORS' REPORT

To the board of managers of ROX Financial GP and members of ROX Financial LP

We have audited the accompanying statement of revenues and certain operating expenses of the Oakley Property for the period from Lease Inception, September 15, 2020, through December 31, 2020, and the related notes (the "historical summary").

Management's Responsibility for the Historical Summary

Management is responsible for the preparation and fair presentation of the Statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the historical summary that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the historical summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summary is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the historical summary. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the historical summary, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Oakley Property’s preparation and fair presentation of the historical summary in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Oakley Property’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the historical summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the historical summary referred to above presents fairly, in all material respects, the statement of revenues and certain operating expenses described in Note 2 of the Oakley Property for the period from Lease Inception, September 15, 2020, through December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 to the historical summary, which describes that the accompanying historical summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Registration Statement on Form S-11 of ROX Financial LP) and are not intended to be a complete presentation of the Oakley Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

New York, New York

March 12, 2021

The Oakley Property

Statement of Revenues and Certain Operating Expenses

Period from Lease Inception, September 15, 2020, Through December 31, 2020

Rental revenues	$1,083,771

Certain operating expenses:
Property taxes	7,166
Property operating expenses	15,445
Total certain operating expenses	22,611
Total rental revenues in excess of certain operating expenses	$1,061,160

See the accompanying notes to the statement of revenues and certain operating expenses

The Oakley Property

Notes to the Statement of Revenues and Certain Operating Expenses

Period from Lease Inception, September 15, 2020, Through December 31, 2020

Note 1 — Organization

The accompanying statement of revenues and certain operating expenses for the period from lease inception, September 15, 2020, through December 31, 2020 includes the operations of a single tenant triple-net leased commercial property located in Oakley, California (“the Oakley Property”).  The Oakley Property is a 145,503 square foot delivery station completed in 2020 and occupied by Amazon.com Services LLC starting September 15, 2020.  This property is being acquired from a nonaffiliated third party pursuant to a definitive purchase agreement dated November 19, 2020. The acquiror of this property is ROX AMZL Oakley CA LLC, (the “Series AMZL subsidiary”), a wholly-owned subsidiary of Series AMZL of ROX Financial LP. .The acquisition of the Oakley Property is subject to, among other things, the completion of the initial public offering of limited partner interests of Series AMZL of ROX Financial LP, customary closing conditions and satisfactory completion of due diligence.

Note 2 – Significant Accounting Policies

Basis of Presentation

The accompanying statement of revenues and certain operating expenses was prepared for the purpose of complying with the provisions of Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, for inclusion in a Registration Statement on Form S-11 of ROX LP and is not intended to be a complete presentation of the Oakley Property’s revenues and expenses. Amounts that are either not recurring in nature or would not be directly attributable to future operating results of the property upon being acquired by the Series AMZL subsidiary are excluded from this statement and generally consist of interest, depreciation, amortization, deferred financing costs, income taxes, management fees and other miscellaneous expenses.

Business operations at the Oakley Property were initiated on September 15, 2020, the commencement date for the lease of 100% of this property to Amazon.com Services LLC.  As a result, the accompanying statement of revenues and certain operating expenses was prepared for the period from lease inception, September 15, 2020, through December 31, 2020.

Use of Estimates

The preparation of the statement of revenues and certain operating expenses in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Revenues of the Oakley Property consist of rental income from a single tenant pursuant to a triple net long-term lease agreement. In accordance with this agreement, the tenant is required to make fixed monthly rental payments, which are subject to fixed escalation changes over the lease term. The initial lease term expires on September 30, 2032, with  tenant options to extend. The Oakley Property recognizes revenues from the lease for the fixed portion of its monthly rental payments on a straight-line basis over the noncancelable lease term. Straight-line rental revenue commenced when the tenant assumed control of the property on September 15, 2020.

Property taxes and insurance costs paid by the Oakley Property are subject to reimbursement from the tenant pursuant to the lease agreement. The Oakley Property recognizes these reimbursements as rental revenues in the statement of revenues and certain operating expenses in the same period that the related expenses are incurred.

Collectability of tenant payments is assessed by evaluating the payment history and creditworthiness of the tenant as well as any new market developments and relevant current economic factors.

Concentrations of Credit Risk

Revenues of the Oakley Property are attributed 100% to the operations associated with the lease agreement with Amazon.com Services LLC, which operates a delivery station at this property.

The Oakley Property

Notes to the Statement of Revenues and Certain Operating Expenses

Period from Lease Inception, September 15, 2020, Through December 31, 2020

Certain Operating Expenses

Certain operating expenses of the Oakley Property include property taxes and insurance costs which are recognized in the period the expenses are incurred.

Note 3 – Leases

The following table summarizes the amounts reported in rental revenues in the accompanying statement of revenues and certain operating expenses for the period from lease inception, September 15, 2020, through December 31, 2020:

Rental revenues from fixed lease payments	$1,061,160
Rental revenues from variable lease payments	22,611
Total rental revenues	$1,083,771

The annual future minimum lease payments to be received under the existing tenant operating lease as of December 31, 2020, were as follows:

2021	$3,241,883
2022	3,306,720
2023	3,372,854
2024	3,440,312
2025	3,509,118
Thereafter	25,586,774
Total minimum scheduled lease payments due from tenant	$42,457,661

Note 4 – Commitments and Contingencies

The Oakley Property may be subject to legal claims in the ordinary course of business. As of December 31, 2020, management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Oakley Property’s results of operations, financial condition or cash flows, which would require accrual or disclosure of the contingency and possible range of loss.

Note 5 – Subsequent Events

In preparing the accompanying statement of revenues and certain operating expenses for the period from lease inception, September 15, 2020, through December 31, 2020, management evaluated events and transactions that occurred through the date that the accompanying financial statement was available to be issued on March 12, 2021.

Series AMZL

Appendix A

AMZL-A-1

Until              , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

ROX FINANCIAL LP

ROX Series AMZL ETPs

Prospectus

              , 2021

Joint Book Running Managers

ANNEX NKES

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED                        , 2021

PRELIMINARY PROSPECTUS

ROX FINANCIAL LP

ROX Series NKES ETPs

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership, that has been formed to facilitate public investment in individual commercial real estate. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

This is the initial public offering of ROX Series NKES ETPs. We are selling only ROX Series NKES ETPs in this offering.

Prior to this offering, there has been no public market for ROX Series NKES ETPs. We intend to apply to have ROX Series NKES ETPs listed on NYSE Arca, Inc., or NYSE Arca, under the symbol “NKES.”

Series NKES has been established to allow persons who acquire ROX Series NKES ETPs in this offering to own an indirect economic interest in cash flows generated by the Nike flagship retail store located in SoHo, New York City, New York referred to as the Series NKES property.

The general partner of ROX LP is ROX Financial GP LLC, a Delaware limited liability company or ROX GP. Its general partner interest in ROX LP and associated with Series NKES are non-economic interests, meaning that ROX GP shall not receive any portion of any distributions made by Series NKES. ROX GP is wholly-owned by ROX Financial Inc., a Delaware corporation or ROX Parent. ROX LP, on behalf of Series NKES, has entered into a services and investment management agreement with RPS Securities LLC, a Texas limited liability company or RPS Securities, which is wholly-owned by ROX Parent.  Upon closing of the acquisition of the Series NKES property, 529 Broadway Special LP LLC will be a special limited partner associated solely with Series NKES and having a non-economic interest that provides it only with the right to propose certain bankruptcy filings for any subsidiaries of Series NKES and consent to certain amendments to the Series NKES designation.

We intend for Series NKES to elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. To assist Series NKES to qualify as a REIT, among other reasons, our partnership agreement, subject to certain exceptions, contains restrictions on the number of ROX Series NKES ETPs that a person may own. Our partnership agreement provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended, or the Code, more than 9.8% of the outstanding ROX Series NKES ETPs (by value or in number, whichever is more restrictive). Please see “ROX LP Partnership Agreement—Restrictions on Ownership and Transfer of ETPs.” An investor in ROX Series NKES ETPs will receive a Form 1099 reporting annual distributions by Series NKES, rather than a Schedule K-1.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Investing in ROX Series NKES ETPs offered hereby involves risks. Please see “Risk Factors” beginning on page    of this prospectus for risk factors you should consider before investing in ROX Series NKES ETPs offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per ROX Series
	NKES ETP	Total

Public offering price	$—	$—
Underwriting discounts and commissions(1)	—	—
Proceeds, before expenses, to Series NKES	—	—
(1)	See “Underwriting” on page of this prospectus for a description of the compensation payable to the underwriters.

The underwriters expect to deliver ROX Series NKES ETPs on or about                 , 2021.

Joint Book Running Managers

Prospectus dated                 , 2021

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. The business, financial condition, liquidity, results of operations and prospects of ROX LP or Series NKES may have changed since those dates.

NKES-i

MARKET DATA

We use market data and industry forecasts and projections throughout this prospectus. We have obtained substantially all this information from the market study prepared for us by Linneman Associates, a nationally recognized real estate consulting firm, to whom ROX Parent has paid a fee of $           related to Series NKES. Fees paid to Linneman Associates will not be incurred by holders of ROX Series NKES ETPs. Such information is included in this prospectus in reliance on Linneman Associates’ authority as an expert on such matters. Any forecasts prepared by Linneman Associates are based on data (including third party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. Please see “Experts.”  In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We have not independently verified this information.

PRICING DATA

Throughout this prospectus, we provide certain information based on the assumption that we price ROX Series NKES ETPs at $          per ROX Series NKES ETP, which is the initial public offering price required to fund the acquisition of the Series NKES property (as defined), fund cash reserves and pay other fees and expenses. For additional information, please see “Use of Proceeds.

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PROSPECTUS SUMMARY

This prospectus relates to the offering of the “exchange traded properties,” or “ETPs,” of Series NKES which we refer to as ROX Series NKES ETPs. This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in ROX Series NKES ETPs described herein. You should read and consider this entire prospectus carefully, including the sections titled “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the Series NKES consolidated balance sheet and the related notes thereto included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, the terms “ROX LP,” “Partnership,” “we,” “us” and “our” mean, and similar terms refer to, ROX Financial LP.

ROX LP Overview

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership, that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. Each Series is intended to be a permanent capital vehicle, and we expect each Series to be independently listed on a national stock exchange. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law. ROX LP intends to treat each Series, including Series NKES, as a separate business entity for U.S. federal income tax purposes and ROX LP as a non-entity for U.S. federal income tax purposes. ROX LP further intends for each Series, including Series NKES, to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021.

Concurrently with this offering, we are conducting ETP offerings of two other Series, or the concurrent offerings. The three Series are Series NKES, which will own a retail property tenanted by NIKE Retail Services, Inc., Series AMZL, which will own a logistics property tenanted by Amazon.com Services LLC, and Series WALG, which will own a retail property tenanted by Walgreen Co. Each of the three Series will indirectly own a stabilized, income-generating property located in a primary market and subject to a long-term lease that provides for periodic contractual rental escalations with a single investment-grade credit tenant.

The acquisition of the property to be held by Series NKES and its subsidiaries, or the Series NKES property, is subject to the completion of this offering and customary closing conditions. The completion of each offering and the acquisition of the related Series property are independent and are not conditioned on the completion of any other concurrent offering or acquisition.

Commercial Real Estate Investing Overview

For generations, the wealthiest individuals and largest institutions often allocated substantial portions of their investment portfolios to income-producing commercial real estate. These investors frequently hold interests in stabilized, high-quality properties located in primary markets because they can offer a combination of potential benefits as part of a well-diversified investment portfolio, including the ability to realize:

•	inflation mitigated income;
•	capital appreciation;
•	low to moderate volatility; and
•	low to moderate correlation to the broader equity and debt public markets.

Unfortunately, the vast majority of commercial real estate has been owned and traded privately and has frequently been viewed as an “alternative asset” because it is opaque, complex and illiquid. Public market access to single property commercial real estate has thus far been missing, and among the thousands of securities listed on national exchanges, we believe none provide access to the risk-adjusted total return characteristics of single property commercial real estate. We believe the time has come for the market for single property commercial real estate to evolve.

Mission

Our mission is to make single property commercial real estate investing accessible, transparent and liquid for everyone.

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Establishing ETPs as a Differentiated Investment Opportunity

We believe there is a significant market opportunity to broaden access to commercial real estate investing by offering investors access to individual properties listed on a national exchange. Following this offering and the concurrent offerings, we plan to periodically offer ETPs of additional Series that represent a diverse variety of property types and locations with the goal of empowering investors to invest in a single property or build a portfolio of specific properties based on their individual criteria. Our model is built specifically to leverage the economies of scale enabled by technology and our innovative structure to lower fees and execution costs.

We believe we are participating in the third wave of a paradigm shift in the commercial real estate industry as described by Dr. Peter Linneman in the Wharton Real Estate Review’s “Forces Changing the Real Estate Industry Forever.”  When he released the study in 1997, Dr. Linneman predicted considerable growth would occur over the next twenty to thirty years if commercial real estate operators made significant and radical changes toward increased transparency, professionalism and consolidation.

The first shift was the exponential growth of the financial markets and securities trading, including mutual funds and exchange traded funds, in the broader markets and REITs and commercial mortgage-backed securities in the real estate market. Although the majority of commercial real estate is still traded privately, we believe this shift demonstrates the willingness of operators and investors to embrace the benefits of public real estate securities.

The second shift was the globalization and consolidation of the banks and insurance companies that were the traditional lenders to the capital intensive commercial real estate industry. When combined with the considerable growth of technology and the internet, this shift encouraged the emergence of larger, more professional commercial real estate companies. Investors came to expect, then demand, transparent and timely information related to the performance of all of their investments, from their listed equity securities to their private real estate funds. These demands have become increasingly essential in the wake of the economic changes, especially the increased focus on risk, brought about by the COVID-19 pandemic.

The final shift encourages operators to embrace efficiencies and focus on their core competencies of financing, development and managing properties. Real estate operators are increasingly exploring new technology services to market and lease space, enhance their relationship with their tenants and gather and analyze asset management data. We believe the ability to efficiently sell individual assets on a programmatic basis is the natural evolution of this shift. New technology enabled investment vehicles like crowdfunding and tokenization have shown promise, but they lack liquidity, offer inconsistent governance and generally do not provide access to institutional quality properties. We believe ETPs offer a more comprehensive and more scalable solution that provides compelling benefits for both real estate operators and investors.

What Distinguishes ETPs From Exchange Listed Equity REITs

While both ETPs and exchange listed equity REITs are public real estate securities, they have several differentiated characteristics.

In general, exchange listed equity REITs own actively managed portfolios of real estate assets and generate income primarily through rental income. Their management teams employ varying levels of debt across their portfolios and they actively acquire, dispose of and develop properties in accordance with their investment criteria. Although often focused on a single real estate sector, exchange listed equity REITs typically hold assets with a wide range of characteristics, such as core, value-add and opportunistic, with multiple tenants located in several geographic regions. The investment performance of exchange listed equity REITs is often benchmarked against the MSCI US REIT Index, a free float-adjusted market capitalization weighted index that is comprised of exchange listed equity REITs. The MSCI US REIT Index posted a five-year total return of 5.6% through December 31, 2020. However, for the year ended December 31, 2020, the MSCI US REIT Index posted a total return of negative 7.6%, as many large sectors such as office and hospitality were disproportionately impacted by the COVID-19 pandemic. Total return calculations reflect stock price performance, assuming contemporaneous reinvestment of all dividends and other distributions, and does not account for tax effects.

The investment characteristics of ETPs, on the other hand, are much more focused. ETPs provide direct exposure to a specific core property, with a specific tenant bound by a long-term lease with contractual rent escalations. We believe ETPs will generate more predictable cash flow and will be more defensive and less volatile than exchange listed equity REITs. For these reasons, we believe ETPs will have a differentiated risk-return profile from exchange listed equity REITs and both securities can play an independent role in an investor’s overall investment portfolio composition.

While there is no accepted benchmark yet for ETPs, we believe the National Council of Real Estate Investment Fiduciaries (NCREIF) Open End Diversified Core Equity Index, known as the NFI-ODCE Index, is an appropriate data

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point. NFI-ODCE Index is a widely followed fund index that provides a historical measurement of core commercial real estate returns. Funds included in the NFI-ODCE Index invest directly in private equity real estate and operate under a strict set of criteria that include some investment characteristics that are similar to those of ETPs, including lower risk strategies utilizing low leverage and equity ownership positions in stable U.S. operating properties. The NFI-ODCE Index is capitalization-weighted, gross of fee and time-weighted and tracked 26 funds, totaling $270.9 billion of gross real estate assets as of December 31, 2020, according to NCREIF. The NFI-ODCE Index posted a five-year total return, gross of fees, of 6.2%, 60 basis points better than then MSCI US REIT Index during that period. In addition, for the year ended December 31, 2020, the NFI-ODCE Index posted an annual total return, gross of fees, of 1.2%, significantly outperforming the MSCI US REIT Index.

However, the comparability of ETPs and the NFI-ODCE Index may be limited due to the differences between ETPs and the funds represented in the NFI-ODCE Index, including with respect to the size, asset classes, geographic concentrations, leverage targets and investment strategies of such funds (all of which own several commercial real estate assets of varying quality that are subject to various types and terms of leases, tenant credit qualities and other characteristics). The information regarding total return achieved by the NFI-ODCE Index is not a guarantee, prediction or indication of the returns that any ETP may achieve in the future, and we can offer no assurance that any ETP will be able to achieve such returns. Moreover, the NFI-ODCE Index performance data includes periods with economic characteristics, interest rate environments and other market forces that are significantly different from those any ETP faces today and may face in the future. An ETP’s future performance may not outpace, and may be significantly outpaced by, the NFI-ODCE Index and/or the MSCI US REIT Index. Accordingly, you should not place undue reliance on the past performance data set forth above and elsewhere in this prospectus.

The total size of the United States commercial real estate market has been estimated to be $16 trillion by the National Association of Real Estate Investment Trusts, or Nareit, a trade association for REITs with about half of this amount qualifying as institutional quality. Nareit data also shows that the 179 exchange listed equity REITs have a market capitalization of $1.2 trillion equating to approximately 15.0% of the United States’ institutional grade commercial real estate. We believe there is ample room for both ETPs and exchange listed equity REITs as more private real estate assets are owned and operated through public vehicles. Just as single asset securities have become ubiquitous in the equity and debt markets and are synergetic with portfolio securities like exchange traded funds and mutual funds, we believe ETPs can become synergistic with exchange listed equity REITs and enhance real estate investing opportunities for all.

ETP Benefits to Investors

We aim for ETPs to become a common investment product for investors seeking access to attractive risk-adjusted returns that can help build a well-balanced, diversified portfolio. ETP investor benefits include:

Accessibility: Investors will have the ability to purchase economic interests of individual properties listed on a national exchange for a relatively low “per ETP” price. Some ETPs will allow investors the opportunity to invest alongside leading high-quality operators who have considerable knowledge of the property and its tenants. For some of these operators, it will be the first time that public market investors will be able to benefit from their expertise.

Transparency: We plan to provide detailed property and market information for each Series to empower investors to make well-informed decisions, particularly around the ability of the Series to generate consistent long-term cash distributions. Due diligence documentation, including material leases, environmental reports, property condition reports and appraisals, will also be disclosed in connection with each initial offering of ETPs.

Liquidity: We expect to apply for a listing of each of our initial three Series to trade on the NYSE Arca exchange. Each Series of ETPs will have its own unique ticker symbol and a lead market maker to facilitate trading activity. Commercial real estate is a dynamic asset class and the public market liquidity of ETPs should allow investors to efficiently and proactively adjust their holdings to reflect evolving economic and demographic changes.

Flexibility: With ETPs, investors can choose to invest in a single Series, or to create a portfolio by investing in multiple Series. This optionality allows investors to make decisions based on their own investment objectives and market expectations.

Cost Efficiency: We have designed our structure to be cost efficient, providing the holders of ETPs more predictable and lower fees than many real estate investment vehicles. ETP investors will pay RPS Securities a one-time fee of     % of the anticipated equity to be raised at the initial offering plus a one-time reimbursement of expenses directly related to the applicable real estate acquisition. Annually, investors will pay a    basis point management fee to RPS Securities based on the monthly average equity value of the applicable Series. RPS Securities’ annual management fee generally covers all costs

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related to our general and administrative expenses, except for a limited amount of specific reimbursable expenses. Furthermore, neither we nor RPS Securities will charge sales commissions, incentive fees or retain a carried interest or promote.

ETP Benefits to Real Estate Operators

We believe an ETP offering could become an attractive disposition option for real estate operators with several benefits including:

Public market monetization. Operators can monetize all, or a portion, of a single property through public market transactions without bearing the associated public company reporting obligations.

Potential to stay involved. Our structure allows operators to remain in their role as property manager and potentially retain a minority equity interest in the property.

Generate unique publicity. A national exchange listing could provide unique marketing initiatives for both operators and the property’s current and potential tenants.

Our Management Structure

The board members and executive officers of ROX GP have extensive experience in commercial real estate, capital markets and related functions.

Our management structure includes a board of managers of ROX GP, which we refer to as the Board, an executive team of ROX GP and a board of advisors to ROX GP. Subject to limited exceptions, ROX GP has sole authority for the management and control of ROX LP and each Series. ROX GP manages all aspects of ROX LP’s and each Series’ capitalization and governance, including ETP offerings, exchange listings and required periodic reporting. The Board, through ROX GP, is the governing board for ROX LP and each Series.

Board. The initial Board is composed of three individuals, all of whom are independent as defined under the standards established by the NYSE. All three members of the Board have extensive institutional experience in the commercial real estate industry, including detailed knowledge of national exchange listed REITs. The Chair is Peter Braverman, the former president of Winthrop Management, a private commercial real estate management firm, and Winthrop Realty Trust, a multi-sector NYSE-listed REIT. The Chair of the Audit Committee of the Board is Howard S. Roth, the former global sector leader of the real estate, hospitality and construction practice at Ernst & Young LLP, a multinational professional services firm. The third member of the Board is Elizabeth A. Abdoo, a former executive of and senior advisor to Host Hotels & Resorts, Inc, a leading listed lodging REIT.

Executive Officers. The executive officers of ROX GP include four members with extensive experience in commercial real estate, capital markets and finance. The President and principal executive officer is Anthony Moro, whose previous experience includes serving as a managing director over more than two decades with The Bank of New York Mellon Corp, a global financial services firm. The Chief Financial Officer and principal accounting officer is Eyal Leibovitz, a senior financial executive with 32 years of experience of financial management, of which the last 22 years were with publicly-traded companies. The Chief Legal Officer is David Ronn, who has over 30 years of legal experience, including as a partner with international law firms, focused on corporate governance, mergers and acquisitions and capital markets matters for startups through public entities. The Senior Vice President – Real Estate is Shachar Melman, an experienced real estate acquisitions and asset management specialist, most recently with Ashkenazy Acquisition Corp., a private real estate investment firm.

Advisory Board. The board of advisors to ROX GP, referred to as the Advisory Board, is a team of three highly accomplished commercial real estate individuals. The Advisory Board will act as a resource for the Board and executive officers of ROX GP with respect to real estate industry knowledge and strategy. The Advisory Board members include: Marty Burger, the current Chief Executive Officer of Silverstein Properties Inc., a leading commercial real estate development, investment and management firm; Dr. Peter Linneman, principal of Linneman Associates, a real estate advisory firm and Emeritus Professor of Real Estate at the University of Pennsylvania, Wharton School of Business; and David Hirsh, a sophisticated real estate investor who retired in 2018 after 16 years working in the real estate asset management group at Blackstone and prior fifteen years of real estate asset management experience at Citigroup Inc.

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ETP Offering Parameters

The three properties comprising the Series included in this offering and the concurrent offerings contain both marketed and off-market opportunities. We anticipate that the industry relationships we and our affiliates have cultivated with leading developers, owners, brokers and other industry participants will continue to generate attractive investment opportunities.

We intend to follow a disciplined acquisition strategy and our investment criteria includes assessing the property’s market and submarket characteristics, condition and quality of construction, replacement cost and cost to re-lease. Our primary investment objective is to acquire and offer properties that will generate attractive risk-adjusted returns and support consistent and growing cash distributions.

Our targeted properties will typically have an implied equity value of $80 million or higher, and we expect that any subsidiary of a Series will generally have no to modest leverage on its property, typically targeting a ratio of outstanding indebtedness to total assets of less than 40%. Over time, we may add additional single properties to an existing Series if the properties have a very high degree of commonality. Examples may include similar property types with identical tenants or similar property types within a specific location or campus.

Our focus is on properties with the following characteristics:

Core real estate: Our objective is to acquire stabilized, high-quality properties located in primary markets that we believe will appreciate over time. We prefer “mission-critical” assets that are essential to a tenant’s operations or generation of sales and profits, including key distribution facilities, critical operations, top performing retail stores and corporate headquarters. Newly built, or recently renovated, properties that do not have near-term improvement obligations are preferred.

Creditworthy tenants: We target tenants with national reputations, a leading competitive position in their industry, a strong balance sheet and a solid credit profile. We believe tenants with these characteristics will consistently meet their rent obligations throughout various market cycles.

Favorable lease terms: We desire long-term leases with regular rent escalations that mitigate the effects of inflation. We target lease structures such as net leases that have the benefit of mitigating unknown or rising operating expenses, allowing us to provide consistent long-term cash distributions.

We believe the short, medium and long-term fundamentals of properties that meet our targeted characteristics will continue to provide attractive risk-adjusted returns. Through RPS Securities and its affiliates, we and our affiliates are currently in discussions with potential sellers of properties in the industrial, life science and multi-family sectors that meet our initial focus characteristics. We and our affiliates are in varying stages of negotiation and have not completed our due diligence process with the sellers of these properties. As a result, there can be no assurance that these acquisitions will be completed on terms satisfactory to us or at all.

Series NKES

Investment Case

Our objective to is to maximize total risk-adjusted returns to holders of ROX Series NKES ETPs. We believe the Series NKES property will perform well in a post-pandemic economic environment due to its defensive characteristics that are attractive to investors seeking modest but consistent increases in distributions and potential for asset value appreciation.

Differentiated investment opportunity. Series NKES will be the first opportunity to own a national exchange listed economic interest in a single Nike tenanted property.

Quality of the tenant. The property is leased by NIKE Retail Services, Inc., or the Series NKES tenant, and the lease is guaranteed by NIKE Inc., or the Series NKES guarantor, one of the largest and most creditworthy companies in the United States.

Type and term of the lease. The Series NKES lease is a 15 year, nine month lease that requires the Series NKES tenant to pay all maintenance directly and to reimburse real estate taxes over a base-year amount on the Series NKES property. The lease commenced on May 2, 2016 and expires on January 31, 2032. During its initial term, the lease has 10% contractual base rent increases every three years. The Series NKES tenant has the right to extend the lease until January 31, 2042, subject to then market rent with 10% increases every three years therafter.

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Quality and type of property. The Series NKES property is a 59,278 square foot high-quality retail building specifically designed for the Series NKES tenant and completed in 2016. The Series NKES property is a state-of-the-art retail experience that, according to the Series NKES tenant, delivers the best of Nike’s personalized services, from exclusive trial spaces to product customization. The store creates a seamless link between Nike’s digital and physical platforms. The Series NKES property floor plan allows potential future reconfiguration with creative office space on the higher floors.

Attractive location. The Series NKES property is located at 529 Broadway in the Borough of Manhattan in New York, New York. The location, the northwest corner of Broadway and Spring Street, is the crossroads of the SoHo submarket’s premier retail corridor. SoHo is an established neighborhood in Lower Manhattan that attracts a vibrant mix of residents, businesses and tourists. The neighborhood is a fashion-focused location for several iconic global retail businesses.

Experienced property developer and property manager. The Series NKES property was developed by, and is currently owned and managed by, 529 Broadway Owner LLC, who we refer to as the minority owner, a group led by Wharton Properties LLC, or Wharton Properties, and Aurora Capital Associates LLC, or Aurora Capital. The Series NKES property will continue to be property managed by affiliates of the minority owner. We believe Series NKES will benefit from the minority owner’s relationship with the Series NKES tenant and its deep knowledge of the submarket.

Accretive, conservative debt and the potential to refinance. The Series NKES property is encumbered by moderate, accretive leverage that allow Series NKES to increase its cash available for distribution relative to invested capital.

Attractive segment of asset class. We believe that high-quality, net lease retail properties, particularly those occupied by investment grade tenants with long-term leases in high profile, high-barrier to entry locations, such as the Series NKES property, will perform well over time. We believe that properties like the Series NKES property that offer customers a stimulating retail experience that cannot be replicated online will continue to be in high demand.

Series NKES Property

The Series NKES property is a 59,278 square foot flagship retail building specifically designed by BKSK Architects for the Series NKES tenant. The Series NKES property won numerous architecture awards including the 2017 American Architecture Prize, Winner - Architectural Design / Commercial Architecture. A New York Times architectural review of the Series NKES property on October 5, 2017, called it “of one of the most exciting and intelligent structures to be built for decades, anywhere.”

The Series NKES property was delivered to the Series NKES tenant on May 2, 2016 and it opened to the public on November 18, 2016. Amenities include floors dedicated to a particular sport. The Nike+ Running Trial Zone allows for testing on treadmills while the Nike+ Basketball Trial Zone has 23 foot ceilings and adjustable hoops for shooting and drills. The third floor’s Nike+ Soccer Trial Zone features a 400 square foot boot trial area with a synthetic turf for testing cleats. Each experience is guided by in-store certified trial athletes. On November 11, 2016, GQ Magazine called the store “the Disney World of Sneakers” and said, “the new 5-story megaspace in NYC is the most fun you’ll have buying stuff in person maybe ever.”

Wharton Properties is a retail-focused commercial real estate developer and landlord owned and operated by Jeff Sutton, a leading retail property owner in New York City. Wharton Properties owns and manages properties in some of New York’s most important retail locations, such as Times Square, the gold coast of Fifth Avenue, 34th Street near the Empire State Building and the Fulton Street Mall in Downtown Brooklyn. According to Wharton Properties, their retail tenants in New York City include Armani, Dolce & Gabbana, Nike, Prada, Givenchy, Alexander McQueen and Sephora. Aurora Capital Associates, or Aurora Capital, is a real estate investment firm run by Robert Cayre that owns several trophy assets across the United States and is one of the largest landlords in New York City’s Meatpacking and SoHo districts. According to Aurora Capital, their retail tenants include David Yurman, Hermes, Hyundai Genesis, Levi’s, Restoration Hardware, Starbucks New York Roastery and Target.

The Series NKES property is located at 529 Broadway in the Borough of Manhattan in New York, New York. The location, the northwest corner of Broadway and Spring Street, is the crossroads of the SoHo submarket’s premier retail corridor. SoHo is an established neighborhood in Lower Manhattan that attracts a vibrant mix of residents, businesses and tourists. The neighborhood is a mission critical, fashion-focused location for several iconic global retail businesses.

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The following table provides information about the Series NKES property as of December 31, 2020.

Series NKES Property Summary

Total Buildings	1
Total Stories	6 plus a partially finished basement
Total Square Feet	59,278
Approximate Dimensions, Feet	150 x 50
Percent Occupied	100%
Typical Celling Height, Feet	Varies
Year Built	2016

Series NKES Tenant and Series NKES Lease

The Series NKES property is fully leased to the Series NKES tenant, under a 15 year, nine month, lease that commenced on May 2, 2016 and expires on January 31, 2032. The Series NKES tenant has the right to extend the lease term for up to two additional terms of five years each. The Series NKES tenant is required to give 15-months’ notice for exercising any renewal option.

The lease is guaranteed by the Series NKES guarantor,  who guarantees the payment of all of the Series NKES tenant’s obligations under the Series NKES lease.

NIKE, Inc. is an American multinational corporation that is engaged in the design, development and worldwide marketing and selling of athletic footwear, apparel, equipment, accessories and services. NIKE is the largest seller of athletic footwear and apparel in the world. NIKE sells their products through NIKE-owned retail stores and through digital platforms to retail accounts and a mix of independent distributors, licensees and sales representatives in virtually all countries around the world. NIKE brand product offerings are focused in six key categories: Running, NIKE Basketball, the Jordan Brand, Football (Soccer), Training and Sportswear.

As of December 31, 2020, NIKE, Inc. ranked #85 on the 2020 Fortune 500 list of the largest United States corporations by total revenue, had a market capitalization of $219.9 billion and was among the 30 constituents of the Dow Jones Industrial Average. NIKE, Inc. was rated AA- by Standard & Poor’s and A1 by Moody’s. However, Nike, Inc.’s credit rating is not a recommendation to buy, sell or hold any ROX Series NKES ETPs and may be subject to revision or withdrawal at any time.

The historical audited and unaudited financial statements of NIKE, Inc. (which are not incorporated by reference into this prospectus), have been filed with the SEC and are available on the SEC’s website at www.sec.gov. You should not place undue reliance on such financials statements, as they are presented on a consolidated basis without Series NKES tenant specific data and are therefore not necessarily indicative of the Series NKES tenant’s business, financial condition, liquidity, results of operations and prospects or its ability to make payments under the Series NKES lease.

The Series NKES tenant is responsible for the direct payment or reimbursement of utilities and maintenance which, upon our acquisition of the Series NKES property, is payable to an indirect wholly-owned subsidiary of Series NKES, which we refer to as the Series NKES subsidiary. Real estate taxes and insurance are reimbursed over base-year amounts. The Series NKES subsidiary will be responsible for paying property insurance.

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The following table provides information about the Series NKES lease as of December 31, 2020.

Series NKES Lease Summary

Lease Type	Net
Annualized Base Rent(1)	$17,600,000
Lease Commencement	May 2, 2016
Initial Lease Term, Years	15 years, 9 months
Initial Lease Term Annual Rent Escalations	10% every three years
Lease Expiration Date	January 31, 2032
Expiration of Last Lease Extension Period	January 31, 2042
Tenant	NIKE Retail Services, Inc.
Guarantor	NIKE, Inc.
Guarantor’s Credit Rating (S&P / Moody’s)(2)	AA- / A1

(1)	Represents annualized monthly contractual base rent as of December 31, 2020. Annualized base rent does not include expense reimbursements.
(2)	A credit rating is not a recommendation to buy, sell or hold any ROX Series NKES ETPs and may be subject to revision or withdrawal at any time.

Property Management

Upon the closing of the purchase of the Series NKES property, the Series NKES subsidiary will enter into a property management agreement with SCF Management LLC, or SCF Management, an affiliate of Aurora Capital. SCF Management provides property management and entity management services for several national brand retail tenanted properties in the SoHo submarket, including those affiliated to Aurora Capital.

SCF Management’s property management fee is $100,000 per annum, which is not a recoverable cost under the Series NKES lease. Various termination provisions exist but the Series NKES subsidiary can terminate with 30 days’ notice; provided, however, that it cannot terminate the lease other than for cause as long as an affiliate of SCF Management is a guarantor under a loan on the Series NKES property.

Growth Strategy

The rent payable pursuant to the Series NKES lease escalates by 10% every three years with the next increase beginning November 1, 2022. We may seek to acquire properties where the Series NKES tenant or an affiliate is the sole tenant with a long-term lease if we believe the acquisition can generate attractive risk-adjusted returns. Such properties may be added to Series NKES, including in connection with a follow-on offering of ROX Series NKES ETPs, or may be owned by a new, unrelated Series.

Distribution Policy

We intend to pay cash distributions to the holders of ROX Series NKES ETPs out of assets legally available for distribution. We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on             , 2021 based on a distribution rate of $      per ROX Series NKES ETP for a full quarter. On an annualized basis, this would be $     per ROX Series NKES ETP, or an annualized distribution rate of approximately       % based on an assumed initial public offering price of $            per ROX Series NKES ETP. We intend to maintain Series NKES’ initial distribution rate for the 12 months following the completion of this offering unless Series NKES’ results of operations, liquidity, cash flows, financial condition, or prospects, economic conditions or other factors differ materially from the assumptions used in projecting Series NKES’ initial distribution rate. We intend to make distributions that will enable Series NKES to meet the distribution requirements applicable to REITs and to eliminate or minimize its obligation to pay corporate-level federal income and excise taxes.

Any distributions will be at the sole discretion of ROX GP and their form, timing and amount, if any, will depend upon a number of factors, including Series NKES’ actual and projected results of operations, liquidity, cash flows and financial condition, the revenue Series NKES actually receives from the Series NKES property, Series NKES’ operating expenses, its debt service requirements (if any), its capital expenditures, prohibitions and other limitations under its financing arrangements (if any), its REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as ROX GP deems relevant. Please see “Distribution Policy.”

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Series NKES Loans

Upon completion of this offering and the acquisition of the Series NKES property, Series NKES will have a principal balance of $172.0 million of indebtedness outstanding, consisting of a senior loan with a principal balance of $100.0 million with the Series NKES subsidiary as the borrower and two mezzanine loans with principal balances of $25.0 million and $47.0 million, respectively, with ROX NKES Soho NY Mezz I LLC and ROX NKES Soho NY Mezz II LLC, both Delaware limited liability companies that we refer to together as the Series NKES mezz borrowers.  We refer to the Series NKES subsidiary and the Series NKES mezz borrowers collectively as the Series NKES subsidiaries.  The loans have a maturity date of September 6, 2026. The mortgage loan bears interest at a rate per annum equal to approximately 3.42% and the mezzanine loans bear interest at a rate per annum equal to 3.4%.

Summary Risk Factors

Investing in ROX Series NKES ETPs involves numerous risks, including the risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. The following are some of these risks, any of which could have an adverse effect on NKES’ business financial condition, operating results, or prospects.

Risks Related to the Series NKES Property

•	The Series NKES property is substantially dependent on the Series NKES tenant and its affiliates and is subject to risks involved with single tenant leases.
•

Series NKES may be unable to benefit from increases in market rental rates during the initial term because the Series NKES lease is long-term and the initial term rent escalations under the Series NKES lease are fixed.

•

Ownership of the Series NKES property through a joint venture subjects us, and any future joint venture investment could subject us, to additional risk, including that such joint venture investment could be adversely affected by Series NKES’ lack of sole decision-making authority, its reliance on co-venturers’ financial condition, and disputes between Series NKES and its co-venturers and could expose Series NKES to potential liabilities and losses.

•

Series NKES may be unable to finance the purchase of Series NKES’ co-venturer’s interest in the event the minority owner wishes to sell its interest. In addition, in the event the minority owner sells its interest in the Series NKES holding company, Series NKES may be required to find a new guarantor under the loan documents for the Series NKES subsidiaries, and, if Series NKES is unable to do so, the Series NKES subsidiaries would be in breach of the loan documents, and the lenders would be entitled to foreclose on the Series NKES property or ownership of the Series NKES subsidiaries.

•	The Series NKES property has above-market rents, which may adversely affect the value, potential financing and ability to re-lease the Series NKES property.
•

The Series NKES is built-to-suit and may be difficult to sell or re-lease upon the Series NKES tenant’s default or lease termination, and renewing the lease may require significant concession, inducements and/or capital expenditures.

•	The Series NKES property may be subject to unknown or contingent liabilities for which there is no, or only limited, recourse against the current owners.
•	The COVID-19 pandemic has caused a significant disruption in non-essential retail commerce and may have a material adverse impact on Series NKES.
•	Conditions that adversely affect the general retail environment could materially and adversely affect Series NKES.
•	Decrease in demand for traditional retail space may materially and adversely affect Series NKES.
•

Series NKES will depend on the performance of the property manager with respect to the Series NKES property and could be materially and adversely affected if the property manager does not manage the Series NKES property in Series NKES’ best interests.

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•	Real estate assets are illiquid, and Series NKES may be unable to sell the Series NKES property if or when it decides to do so.
•	If the Board decides to sell the Series NKES property, investors in Series NKES may not receive a return on their investment.
•

The Series NKES property is not material to the Series NKES tenant’s business, which could mean that the Series NKES tenant may not pay as much attention to the Series NKES property or focus on its obligations under the Series NKES lease.

•

You could lose some or all of your investment if, as the result of the discovery of hazardous substances on the Series NKES property, Series NKES were to become required under environmental protection laws to pay clean-up or other remediation costs.

•	Series NKES may incur significant costs complying with the Americans with Disabilities Act and similar laws, which could adversely affect Series NKES.
•

Capital expenditure requirements at the Series NKES property may be costly and require Series NKES to incur debt, postpone improvements, reduce distributions or otherwise adversely affect the results of its operations and the market price of ROX Series NKES ETPs.

•	You could lose some or all of your investment if the Series NKES property suffered an uninsured or underinsured loss.
•	Series NKES may be exposed to the costs and risks of construction defects, which may also adversely affect the financial performance of Series NKES.
•	Series NKES’ ability to fully control the maintenance of the Series NKES property may be limited.
•	You should not rely on the credit ratings of the Series NKES tenant or the Series NKES guarantor.

Risks Related to Series NKES

•	Series NKES will hold an interest in a single property, a non-diversified investment.
•

The ability of Series NKES to make distributions to the holders of ROX Series NKES ETPs is subject to fluctuations in its financial performance, operating results and unanticipated capital improvements requirements.

•	The Board will have significant discretion over the use of Series NKES’ cash for reinvestment or for purposes other than making cash distributions to holders of ROX Series NKES ETPs.
•

Series NKES’ operating results could be impaired if, due to a depletion of Series NKES’ working capital reserves, Series NKES becomes unable to undertake important property renovation, maintenance or improvements or is prevented from paying required operating expenses.

•

Debt service obligations could adversely affect Series NKES’ overall operating results, may jeopardize its qualification as a REIT and could adversely affect the ability of Series NKES to make distributions to the holders of ROX Series NKES ETPs and the market price of ROX Series NKES ETPs.

•	The minority owner has the right to remove Series NKES as the managing member of the Series NKES holding company in the event of certain actions of Series NKES in violation of the loan documents.
•

If Series NKES is unable to repay any of its current or future debt obligations, it may be forced to refinance debt or dispose of or further encumber its property or properties, which could adversely affect distributions to the holders of ROX Series NKES ETPs.

•	Interest expense on any debt incurred may limit cash available for distribution to the holders of ROX Series NKES ETPs.

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•

Failure to hedge effectively against interest rate changes in the future may adversely affect Series NKES’ results of operations and its ability to make distributions to the holders of ROX Series NKES ETPs.

Risks Related to Our Business and Operations

•	We are employing a novel business model, which may make an investment in ROX Series NKES ETPs difficult to evaluate as it is unique to the real estate industry.
•	The due diligence process that RPS Securities and its affiliates, including ROX GP, undertake may not reveal all facts that may be relevant in connection with your investment.
•

We or Series NKES may be subject to litigation or threatened litigation, which may divert management’s time and attention, require us or Series NKES to pay damages and expenses or restrict the operation of our or Series NKES’ business.

•	The alternative investment business is intensely competitive.

Risks Related to Our Organizational and Management Structure

•	We are organized as a series limited partnership, which may lead to increased risk of liability.
•

A court could potentially conclude that the assets and liabilities of one Series are not segregated from those of another Series and may thereby potentially expose assets in Series NKES to the liabilities of another Series.

•

Series NKES will depend on the performance of the property manager with respect to the Series NKES property and could be materially and adversely affected if the property manager does not manage Series NKES property in Series NKES’ best interests.

•

We and Series NKES depend on RPS Securities for the success of Series NKES and upon access to RPS Securities’ investment professionals and contractors. We may not find a suitable replacement for RPS Securities if the services agreement is terminated or if key personnel leave the employment of RPS Securities or otherwise become unavailable to us and Series NKES.

•

Neither we nor any Series own the “ROX” name, but ROX LP and each Series may use the name pursuant to an agreement with ROX Parent. Use of the name by other parties or the termination of our license agreement may harm our business.

•

If we or Series NKES fail to implement and maintain an effective system of internal controls, Series NKES may not be able to accurately determine the financial results of Series NKES or prevent fraud. As a result, holders of ROX Series NKES ETPs could lose confidence in the financial results of Series NKES, which could harm its business and the value of ROX Series NKES ETPs.

•

If we or any Series were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us or the Series to continue its business as contemplated and could have a material adverse effect on its business.

•

Holders of ROX Series NKES ETPs do not select ROX GP as our general partner or vote on the members of the Board. Accordingly, holders of ROX Series NKES ETPs have limited ability to participate in or influence our management or the management of Series NKES even as to fundamental matters.

•	Our partnership agreement contains Series NKES ownership limits, which may delay or prevent a change of control.
•

For as long as ROX LP is an emerging growth company, ROX LP will not be required to comply with certain reporting requirements, including those relating to accounting standards, that apply to other public entities.

•	By purchasing ROX Series NKES ETPs in this offering, you are bound by the fee shifting provision contained in our partnership agreement, which may discourage you to pursue actions against us.

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Risks Related to Potential Conflicts of Interest

•

There may be conflicts of interests among Series NKES and other existing or future Series, which may result in opportunities that would benefit the Series NKES property being allocated to another Series property owned another Series.

•

Under our partnership agreement and the services agreement, ROX GP and RPS Securities, respectively, and their respective affiliates have limited liability to us and Series NKES, and we and Series NKES have agreed to indemnify ROX GP and RPS Securities, respectively, and their respective affiliates against certain liabilities. As a result, Series NKES could experience losses for which neither ROX GP nor RPS Securities, as applicable, or their respective affiliates would be liable, which could adversely affect the financial condition and operating performance of Series NKES.

•

Our partnership agreement contains provisions that reduce or eliminate duties, including fiduciary duties, of ROX GP and limit remedies available to holders of ROX Series NKES ETPs that might otherwise constitute a breach of duty.

•

Whenever a potential conflict of interest exists between ROX LP, Series NKES or any holders of ROX Series NKES ETPs, on one hand, and ROX GP or its affiliates, on the other hand, ROX GP may resolve such conflict of interest.

•	RPS Securities, an affiliate of ROX GP, may have different financial incentives and motivations than holders of ROX Series NKES ETPs due to the management and other fees payable to RPS Securities.
•

ROX GP’s affiliates have other additional business responsibilities which could create conflicting demands on their time and resources and could therefore adversely affect the attention ROX GP or such affiliates give to, and the decisions it makes for, the holders of ROX Series NKES ETPs.

•

The ability of affiliates of ROX GP to engage in other business activities may reduce the time those affiliates spend managing the business of Series NKES and may result in certain conflicts of interest.

•	The ability of ROX GP, RPS Securities and their affiliates to manage multiple Series and the growth of their personnel may adversely affect the performance of Series NKES.
•

We do not have a policy that expressly prohibits the managers, executive officers, security holders or affiliates of ROX GP from engaging for their own account in business activities of the types conducted by us or Series NKES.

Risks Related to an Investment in ROX Series NKES ETPs

•

Neither we nor ROX GP have established a minimum distribution payment level for Series NKES and Series NKES may be unable to generate sufficient cash flows from its operations to make distributions to holders of ROX Series NKES ETPs at any time in the future.

•

ROX GP has the sole discretion to determine the timing, form and amount of any distributions to the holders of ROX Series NKES ETPs, and there can be no assurance as to the determinations ROX GP will make in respect of any of Series NKES’ future distributions.

•

A portion of the distributions Series NKES makes to the holders of ROX Series NKES ETPs may constitute a return of capital, which would have the effect of reducing the basis of a holder’s investment in ROX Series NKES ETPs.

•

The historical statement of revenue and certain operating expenses of the Series NKES property and the unaudited pro forma consolidated financial statements of Series NKES included elsewhere in this prospectus should not be considered as indicative of what Series NKES’ future results or of any returns that may be expected on an investment in ROX Series NKES ETPs.

•	You should not place undue reliance on the historical combined balance sheet of ROX LP included elsewhere in this prospectus when considering whether to invest in ROX Series NKES ETPs.

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•	You should not place undue reliance on the appraisal of the Series NKES property included elsewhere in this prospectus when considering whether to invest in ROX Series NKES ETPs.
•	The market price of ROX Series NKES ETPs may be volatile due to numerous circumstances beyond the control of ROX LP or Series NKES.
•	You are not assured of a return of your investment, and under certain circumstances you could be required to return distributions made to you.
•	Series NKES’ future acquisitions, if any, may not yield the returns it expects, and holders of ROX Series NKES ETPs will not have an opportunity to evaluate these investments.

Risks Related to Tax Matters

•

Failure of Series NKES to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to holders of ROX Series NKES ETPs.

•	Failure of Series NKES to qualify as a REIT would materially and adversely affect Series NKES and the value of ROX Series NKES ETPs.
•	Series NKES will require significant oversight as a result of Series NKES’ election to qualify as a REIT.
•	If the Series NKES subsidiaries are treated as corporations for U.S. federal income tax purposes, Series NKES may cease to qualify as a REIT.
•	Complying with the REIT requirements may affect Series NKES’ profitability and may force Series NKES to liquidate or forgo otherwise attractive investments.
•

Series NKES may be forced to borrow funds to maintain its REIT status, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause Series NKES to curtail its investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect Series NKES.

•

Ownership of taxable REIT subsidiaries, each referred to as a TRS, is subject to certain restrictions, and Series NKES will be required to pay a 100% penalty tax on certain income or deductions if its transactions with its TRSs are not conducted on arm’s length terms.

•	Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of ROX Series NKES ETPs.
•	The tax imposed on REITs engaging in “prohibited transactions” may limit Series NKES’ ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.
•	The ability of ROX GP to revoke the REIT election of Series NKES without the approval of holders or ROX Series NKES ETPs may cause adverse consequences to such holders.
•	Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

General Risk Factors

•	We are a newly formed entity and are subject to the risks of any newly established business enterprise, and we may not be able to successfully operate as a public company going forward.
•	Operational risks, including those associated with cyber security threats, may disrupt our businesses, result in losses or limit Series NKES’ growth.
•

Failure to maintain the security of information and technology networks, including personally identifiable employee and investor information, intellectual property and proprietary business information could have a material adverse effect on us and Series NKES.

•	Third-party expectations relating to environmental, social and governance factors may impose additional costs and expose us and Series NKES to new risks.

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•

We do not know whether an active, liquid and orderly trading market will develop for ROX Series NKES ETPs or what the market price of ROX Series NKES ETPs will be and as a result it may be difficult for you to sell ROX Series NKES ETPs.

•	All net proceeds in excess of applicable expenses will be paid to the seller of the Series NKES Property, which will cause investors in this offering to be diluted.
•	Future issuances of ROX Series NKES ETPs may have an adverse effect on the trading price of ROX Series NKES ETPs.
•

Future offerings of debt or equity securities ranking senior to ROX Series NKES ETPs may limit the operating and financial flexibility of Series NKES and may adversely affect the market price of ROX Series NKES ETPs.

Benefits to Related Persons

Summary of the Services Agreement with RPS Securities

ROX LP, on behalf of Series NKES, and RPS Securities LLC, a wholly-owned subsidiary of ROX Parent to which we refer to as RPS Securities, have entered into a services and investment management agreement (which we refer to as the services agreement), whereby RPS Securities has agreed to advise ROX LP and Series NKES regarding, and assist ROX LP and Series NKES in connection with negotiations related to, its business, including as follows:

•	the acquisition, management or disposition of interests in commercial real estate or, as the case may be, equity interests in any subsidiary;
•	related third-party equity or debt financing;
•	any public offering or private placement of ROX Series NKES ETPs; and
•

any other transaction, structuring or financing activities that may be requested by ROX LP on behalf of Series NKES and agreed to by RPS Securities or suggested by RPS Securities and accepted by ROX LP on behalf of Series NKES.

In consideration of RPS Securities’ provision of the above services, Series NKES shall pay to RPS Securities:

Type	Description	Payment

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Type	Description	Payment
Management fee

The monthly management fee paid by Series NKES to RPS Securities will be one-twelfth of           basis points of the monthly average equity value of Series NKES. The management fee can be reduced at any time by RPS Securities in its sole discretion by notice to the Board and, after the third anniversary of the completion of this offering, can be increased by RPS Securities in its sole discretion at any time with at least 90 days prior notice to the Board.  The management fee is intended to reimburse RPS Securities for certain expenses incurred in connection with providing management services to Series NKES and, over time, include a profit component.  Any future adjustment to the management fee by RPS Securities may be made for any reason, including actual or anticipated changes to expenses or profits. The Board shall cause ROX LP to promptly disclose any change to the management fee in a current or periodic report and will give any other applicable notice thereof.

The monthly average equity value of Series NKES shall be calculated by dividing the sum of the daily equity values of ROX Series NKES ETPs for that month by the number of trading days in that month.

The daily equity value of Series NKES shall be calculated for each trading day by multiplying the closing price of a ROX Series NKES ETP on that trading day by the number of outstanding ROX Series NKES ETPs at the time of such close. A trading day shall mean any day on which the national exchange on which ROX Series NKES ETPs are traded is open for trading.

In cash within five business days of the end of the relevant calendar month.
Transaction and expense fee

The transaction and expense fee to be paid by Series NKES to RPS Securities for this offering of ROX Series NKES ETPs will be      % of the net proceeds, with net proceeds meaning the gross proceeds received by Series NKES from this offering after deduction of the underwriters’ discounts and commissions (which equates to approximately       % based on the gross proceeds of this offering).

For any future offerings by Series NKES, the services agreement allows RPS Securities to set a transaction and expense fee of a percentage of the net proceeds from any public offering or private placement of ROX Series NKES ETPs, with net proceeds meaning the gross proceeds received by Series NKES after deduction of the underwriters’ or placement agents’ discounts and commissions.

In cash simultaneous with the completion of such public offering or private placement
Asset sale fee

Although Series NKES is intended to be a permanent capital vehicle, circumstances may arise that makes selling an asset in the best interests of ROX Series NKES ETP holders. The services agreement allows RPS Securities to set a fee of up to 1% of the net proceeds to be received by Series NKES from the closing of any sale or other disposition to a third party, who is not an affiliate of ROX LP or ROX GP, of any Series NKES property, including but not limited to an equity interest owned by Series NKES directly or indirectly in the Series NKES subsidiaries, with net proceeds meaning the gross proceeds after deduction of any applicable broker’s fee.

In cash simultaneous with the closing of such sale or disposition.

In connection with the payment of the fees set forth above to RPS Securities by Series NKES, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series NKES and the existence, management and operations of ROX LP, Series NKES or ROX GP, other than expenses to be paid by ROX LP or Series NKES as set forth in our partnership agreement. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

The services agreement has an initial term of 10 years, with automatic renewals for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The services agreement may be terminated at any time upon mutual consent of the parties or upon a material breach that is not cured 30 days after notice thereof and upon bankruptcy related filings or occurrences of the other party. If requested by ROX LP, RPS Securities will continue to provide assistance to ROX LP, Series NKES and any of Series NKES’ subsidiaries for up

NKES-15

to 90 days after termination. Series NKES shall be required to pay any fees to RPS Securities for a period of one year after termination that relates to any activities for which services were provided prior to termination.

Other Benefits to Related Parties

Pursuant to our partnership agreement, ROX GP or its affiliates shall pay, and shall not charge or be reimbursed by, ROX LP or any Series for all direct and indirect expenses incurred or paid on behalf of ROX LP or a Series in its capacity as ROX GP for general or administrative expenses of ROX GP, ROX LP or a Series, except for the following, which shall be paid for, or reimbursed by, the applicable Series as allocated by ROX GP:

•

all third-party expenses related to the acquisition or disposition of any Series NKES property, including any third-party expenses for brokers or related to the negotiation and closing of any third-party debt for Series NKES or its subsidiaries;

•	any underwriting or private placement expenses and commissions of ROX LP or Series NKES;
•	any taxes payable by ROX LP or Series NKES due to activities of the ROX LP, Series NKES or any of Series NKES’ subsidiaries;
•	any state franchise or income tax or any tax based upon the revenues or gross margin of ROX LP, Series NKES or any of Series NKES’ subsidiaries;
•

expenses related to any claim, order, litigation or similar action by or against ROX LP, Series NKES or any of Series NKES’ subsidiaries, including any deductible under any applicable insurance policy;

•	expenses of ROX LP, Series NKES or any of Series NKES’ subsidiaries with respect to indemnification pursuant to our partnership agreement;
•

expenses incurred by a conflicts committee pursuant to our partnership agreement acting on behalf of Series NKES, including any expenses related to third-party service providers engaged by a conflicts committee; and

•	all compensation and benefit costs of any member of the Board who could be a member of the conflicts committee to enable such members to retain their independence for the benefit of Series NKES.

NKES-16

Based on the above and in connection with the completion of this offering, we anticipate the following reimbursements from Series NKES to ROX GP and its affiliates:

Type of Compensation	Determination of Amount	Payment
Third-party acquisition expenses

Series NKES will reimburse ROX GP and its affiliates for certain expenses incurred in connection the acquisition of the Series NKES property. To date, ROX GP and its affiliates have incurred approximately $                   of these expenses. We estimate that, upon the completion of this offering and acquisition of the Series NKES property, ROX GP and its affiliates will have incurred approximately $                  of these expenses.

Payable in cash to ROX GP and its affiliates upon completion of this offering.
Compensation to independent members of the Board

Upon the completion of this offering, Series NKES shall reimburse ROX GP, for the first year’s annual cash compensation payable to each member of the Board, as applicable, as follows:

•annual retainer: $20,000;

•annual chair of Board retainer: $2,500;

•annual audit committee chair retainer: $2,500; and

•annual audit committee member (non-chair) retainer: $250.

The first annual cash retainers will be paid to ROX GP upon completion of this offering while for subsequent years the payments shall be made in quarterly installments in arrears in time to allow ROX GP to pay the Board. Annual cash retainers will be prorated for any partial calendar quarter of service.

The cash compensation of the Board is subject to change at the discretion of ROX Parent based on facts and circumstances, particularly as ROX LP issues additional ETPs for additional Series and the complexity of the management of the Series based on the types and amounts of commercial real estate included in each Series. Pursuant to our partnership agreement, ROX GP determines the allocation of the above compensation to each Series or all Series, as applicable. Therefore, ROX GP may change that allocation from time to time based on changes to the above compensation, the number of Series and the types and amount of commercial real estate held by each Series. Please see “Board and Executive Compensation.”

Our Structure

ROX LP was organized as a Delaware series limited partnership on January 15, 2020 and will have a perpetual existence unless dissolved pursuant to the terms of our partnership agreement. ROX LP shall be the sole registrant for purposes of the Securities Act, the Exchange Act and the rules and regulations of the SEC. ROX LP shall also be an entity for purposes of the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101 et seq., as amended, supplement or restated from time to time, and any successor to such statute, that we refer to as the Delaware Act, when referring to the partnership as a whole and for purposes as specified in our partnership agreement. We intend to treat ROX LP as a non-entity for U.S. federal income tax purposes. Please see “U.S. Federal Income Tax Considerations.”

ROX GP is a wholly-owned subsidiary of ROX Parent. The rights and obligations of ROX GP as the general partner of ROX LP and associated with each Series are set forth in our partnership agreement and the applicable Series Designation. We are advised by RPS Securities, which is a wholly-owned subsidiary of ROX Parent. RPS Securities is a FINRA member and an investment adviser that prior to completion of this offering is expected to be registered with the SEC pursuant to the Investment Advisers Act of 1940, as amended, or the Advisers Act. We operate our business in a manner that permits us to maintain our exclusion from registration under the Investment Company Act of 1940, as amended, or the Investment Company Act.

Although ROX GP has officers, neither ROX LP, Series NKES nor ROX GP will have any employees. The employees required to provide ROX GP with the services necessary to oversee ROX LP and Series NKES are provided through the services agreement with RPS Securities and the general and administrative costs related to those employees are subsumed in the fees set forth in that agreement.

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We are managed and operated by ROX GP, through the Board and executive officers of ROX GP. ROX Parent has nominated and elected the initial Board, composed of three individuals, all of whom are independent as defined under the listing standards established by the NYSE. Each of the members of the Board holds office for an annual term, or until his or her resignation or removal by ROX Parent. The officers of ROX GP serve at the pleasure of the Board.

We will maintain a policy that the members of the Board shall be independent under applicable national exchange standards, and therefore, no officer of ROX GP will be a member of the Board. Unlike holders of common stock in a corporation, holders of ROX Series NKES ETPs will have only limited voting rights on matters affecting the business or governance of ROX LP or Series NKES, subject in all cases to any specific rights contained in our partnership agreement. Please see “ROX LP Partnership Agreement—Meetings; Voting.”

The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to Series  NKES are segregated and enforceable only against the assets of Series NKES and any associated general partner, as provided under Delaware law.

Upon closing of the acquisition of the Series NKES property, ROX NKES Soho NY Holdings LLC, or the Series NKES holding company, will be owned 90% by Series NKES and 10% by the minority owner. The minority owner has various minority protection rights in the limited liability company agreement of the Series NKES holding company. 529 Broadway Special LP LLC is an affiliate of the minority owner and will own a non-economic limited partner interest in ROX LP, solely for the purpose of having the right to propose certain bankruptcy filings of any of the Series NKES subsidiaries.

Upon closing of the acquisition of the Series NKES property:

•	the Series NKES holding company will own 100% of ROX NKES Soho NY Mezz II LLC, the borrower of the junior mezzanine loan with a principal balance of $47.0 million;
•	ROX NKES Soho NY Mezz II LLC, will own 100% of ROX NKES Soho NY Mezz I LLC, the borrower of the senior mezzanine loan with a principal balance of $25.0 million; and
•	ROX NKES Soho NY Mezz I LLC, will own 100% of the Series NKES subsidiary, the owner of the Series NKES property and borrower of the senior loan with a principal balance of $100.0 million.

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REIT Qualification

We intend for Series NKES to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. We believe that Series NKES has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2021, and thereafter. To qualify as a REIT, Series NKES must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series NKES ETPs. If Series NKES fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series NKES qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property. Please see “U.S. Federal Income Tax Considerations.”  An investor in ROX Series NKES ETPs will receive a Form 1099 reporting annual distributions by Series NKES, rather than a Schedule K-1.

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Restrictions on Ownership of ROX Series NKES ETPs

To assist Series NKES to qualify as a REIT, our partnership agreement, subject to certain exceptions, contains restrictions on the number of ROX Series NKES ETPs that a holder may own. Our partnership agreement provides that generally no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding of ROX Series NKES ETPs (by value or in number, whichever is more restrictive). The Board may, in its sole and absolute discretion, waive the 9.8% ownership limit with respect to a particular holder of ROX Series NKES ETPs; provided, however, that the Board may only waive the 9.8% ownership limit after it is presented with evidence satisfactory to it that such ownership will not then or in the future jeopardize Series NKES’ qualification as a REIT.

Our partnership agreement also prohibits any person from, among other things:

•

beneficially or constructively owning ROX Series NKES ETPs that would result in Series NKES being “closely held” under Section 856(h) of the Code, or otherwise cause Series NKES to fail to qualify as a REIT; and

•	transferring ROX Series NKES ETPs if such transfer would result in ROX Series NKES ETPs being owned by fewer than 100 persons.

In addition, our partnership agreement provides that any ownership or purported transfer of ROX Series NKES ETPs in violation of the foregoing restrictions will result in ROX Series NKES ETPs so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such ROX Series NKES ETPs. If a transfer to a charitable trust would be ineffective for any reason to prevent a violation of the restriction, the transfer resulting in such violation will, to the fullest extent permitted by law, be void from the time of such purported transfer.

Summary of Conflicts of Interest and Fiduciary Duties

ROX GP has a contractual duty to manage ROX LP and Series NKES in a manner that it believes is not opposed to the interests of ROX LP and Series NKES. However, the Board and officers of ROX GP also have duties to manage ROX GP in a manner beneficial to ROX Parent, the owner of ROX GP. ROX Parent and its affiliates are not prohibited from engaging in other business activities, including those that might be in direct competition with ROX LP. In addition, ROX Parent may compete with ROX LP for investment opportunities and may own an interest in entities that compete with ROX LP. As a result, conflicts of interest may arise in the future between ROX LP, Series NKES and holders of ROX Series NKES ETPs, on the one hand, and ROX Parent, ROX GP and their other affiliates, on the other hand.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement limits the liability of, and replaces the fiduciary duties that would otherwise be owed by, ROX GP to the holders of ROX Series NKES ETPs, which also restricts the remedies available to holders of ROX Series NKES ETPs for actions that might otherwise constitute a breach of duties by ROX GP or its Board or officers. Our partnership agreement also provides that affiliates of ROX GP, including ROX Parent, have no obligation to present business opportunities to ROX LP. By purchasing a ROX Series NKES ETP, the purchaser agrees to be bound by the terms of our partnership agreement, and each holder of ROX Series NKES ETPs is treated as having consented to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. For the avoidance of doubt, the foregoing shall not in any way reduce or eliminate any duties under the Advisers Act.

For a more detailed description of the conflicts of interest and duties of our general partner and its managers and officers, please see “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please see “Certain Relationships and Related Party Transactions.”

Implications of being an Emerging Growth Company

ROX LP is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we intend to take advantage of certain exemptions from various disclosure and reporting requirements that are otherwise generally applicable to public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company on the earliest of:

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•	the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, subject to adjustment for inflation;
•

December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b‑2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the fair market value of ETPs that are held by non‑affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months;

•	the date on which we have issued more than $1.0 billion in non‑convertible debt securities during the preceding three-year period; or
•	the end of the fiscal year following the fifth anniversary of our initial public offering.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

Our Information

Our principal executive offices are located at 250 Greenwich Street, 10th Floor, New York, New York, 10007. Our telephone number is 1-800-769-3877 or 1-800-ROX-ETPS. Our website address is www.roxfinancial.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. The ROX design logo and our other registered and common law trade names, trademarks, and service marks are the property of ROX Parent.

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THE OFFERING

ROX Series NKES ETPs offered by us	ROX Series NKES ETPs.
ROX Series NKES ETPs to be outstanding after this offering...........................................	ROX Series NKES ETPs.
Use of proceeds from ROX Series NKES ETPs............................................

We estimate that the aggregate net proceeds from this offering, after deducting the underwriting discounts and commissions payable by Series NKES, will be approximately $213.1 million based on an assumed initial public offering price of $          per ROX Series NKES ETP. Those net proceeds will be used to complete the acquisition of the Series NKES property, fund cash reserves and pay other fees and expenses.

Any excess net proceeds due to a higher price per ROX Series NKES ETP, after deducting the transaction and expense fee to RPS Securities applicable to such excess, will be paid to the current owner of the Series NKES property as additional purchase price consideration. Please see “Use of Proceeds.”

Proposed NYSE symbol...................	“NKES”
Risk Factors.............................................	An investment in ROX Series NKES ETPs involves various risks. You should consider carefully the risks discussed below under “Risk Factors” before purchasing any ROX Series NKES ETPs.

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RISK FACTORS

An investment in ROX Series NKES ETPs involves risks. In addition to other information contained elsewhere in this prospectus, you should carefully consider the following risks before acquiring any ROX Series NKES ETPs offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect the business, financial condition, liquidity, results of operations and prospects of ROX LP or of Series NKES, the ability of Series NKES to satisfy its debt service obligations (if any), the ability of Series NKES to make cash distributions to the holders of ROX Series NKES ETPs (which we refer to collectively as “materially and adversely affecting” us or Series NKES or having “a material adverse effect” on us or Series NKES and comparable phrases) and the market price of ROX Series NKES ETPs, which could cause you to lose all or some of your investment in ROX Series NKES ETPs. Some statements in this prospectus, including statements in the following risk factors, constitute forward‑looking statements. Please see “Forward‑Looking Statements.”

Risks Related to the Series NKES Property

The Series NKES property is substantially dependent on the Series NKES tenant and its affiliates and is subject to risks involved with single tenant leases.

Series NKES will be the owner of the Nike retail store located at 529 Broadway in SoHo, New York, New York, net leased to the Series NKES tenant, and guaranteed by the Series NKES guarantor. Given that all of the Series NKES property revenue is derived from this single tenant, the success of the property is materially dependent on the financial stability of the Series NKES tenant and Series NKES guarantor. These entities may experience a material business downturn, and weakening of their financial condition, which could potentially result in their failure to make timely rental payments and/or a default under the Series NKES lease. If these entities are unwilling or unable to perform their obligations under the Series NKES lease and guarantee, Series NKES could be materially and adversely affected. Lease payment defaults by the Series NKES tenant and Series NKES guarantor could cause Series NKES to reduce the distributions it pays. In the event of a default, Series NKES may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting Series NKES’ investment and re-letting the property. If the Series NKES lease is terminated or if the Series NKES tenant fails to renew the Series NKES lease, there is no assurance that Series NKES will be able to lease the Series NKES property for the rent previously received or sell the Series NKES property without incurring a loss. In addition, Series NKES would be responsible for 100% of the operating costs following a lease termination at the Series NKES property. A default by the Series NKES tenant and the failure of the Series NKES guarantor to fulfill its obligations or other premature termination of the lease or a failure of the Series NKES tenant to renew the lease could have a material adverse effect on Series NKES.

Series NKES may be unable to benefit from increases in market rental rates during the initial term because the Series NKES lease is long-term and the rent escalations under the initial term of the Series NKES lease are fixed.

The initial lease term of the Series NKES property will expire on January 31, 2032, subject to two 5-year renewal options. The initial term of the Series NKES lease further provides for a fixed base rent, subject to preset, fixed increases in rent every three years. As a result, during periods of high inflation during the initial term, such rent escalators subject Series NKES to the risk of receiving lower rental revenue than it otherwise would have been entitled to receive if the rent escalators were based on an increase in the consumer price index, or CPI, over a specified period. In addition, by entering into a longer-term lease, Series NKES is subject to the risk that it would not be able to increase its rental rates during the initial term if prevailing land values or rental rates have increased. Any inability to take advantage of increases in prevailing land values or rental rates during the initial term could adversely impact the value of the Series NKES property and on the market price of ROX Series NKES ETPs.

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Ownership of the Series NKES property through a joint venture subjects us, and any future joint venture investment could subject us, to additional risk, including that such joint venture investment could be adversely affected by Series NKES’ lack of sole decision-making authority, its reliance on co-venturers’ financial condition, and disputes between Series NKES and its co-venturers and could expose Series NKES to potential liabilities and losses.

Series NKES will own 90% of the Series NKES property through a joint venture, which will subject the Series NKES to additional risks associated with the joint venture structure. In addition, Series NKES may co-invest in the future with additional third parties through partnerships, joint ventures or other entities, or through acquiring non-controlling interests in, or sharing responsibility for, managing the affairs of a property, partnership, joint venture or other entity. Series NKES is subject, and any future joint venture into which it enters may subject, to risks that may not be present with other methods of ownership, including the following:

•

Series NKES will not be able to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity, which would allow for impasses on decisions that could restrict Series NKES’ ability to sell or transfer its interests in such entity or such entity’s ability to transfer or sell its assets;

•

partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions, which could increase Series NKES’ financial commitment to the partnership or joint venture;

•	partners or co-venturers may pursue economic or other business interests, policies or objectives that are competitive or inconsistent with Series NKES;
•

if Series NKES becomes a limited partner or non-managing member in any partnership or limited liability company, and such entity takes or expects to take actions that could jeopardize Series NKES’ status as a REIT or require it to pay tax, Series NKES may be forced to dispose of its interest in such entity;

•

disputes between Series NKES and partners or co-venturers may result in litigation or arbitration that would increase Series NKES’ expenses and act as a significant distraction to RPS Securities, the executive officers of ROX GP and/or the Board;

•	Series NKES may, in certain circumstances, be liable for the actions of its third-party partners or co-venturers; and
•	actions by a co-venturer, co-tenant or partner may result in subjecting the assets of the joint venture to unexpected liabilities, including defaults under any applicable debt.

In addition, an affiliate of the minority owner is a special limited partner in ROX LP associated solely with Series NKES and is able to propose the initiation of certain potential bankruptcy filings for subsidiaries of Series NKES, subject to the consent of ROX GP on behalf of Series NKES.

In any future joint venture agreement in which Series NKES has a right of first refusal or buy/sell right to buy out a co-venturer or partner, it may be unable to finance such a buy-out if it becomes exercisable or Series NKES is required to purchase such interest at a time when it would not otherwise be in its best interest to do so. If the Series NKES’ interest is subject to a buy/sell right, it may not have sufficient cash, available borrowing capacity or other capital resources to allow it to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case Series NKES may be forced to sell its interest as the result of the exercise of such right when it would otherwise prefer to keep its interest. Finally, Series NKES may not be able to sell its interest in a joint venture if it desires to exit the venture for any reason or if its interest is likewise subject to a right of first refusal of its co-venturer or partner, its ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with affiliates may also entail conflicts of interest.

Series NKES may be unable to finance the purchase of Series NKES’ co-venturer’s interest in the event the minority owner wishes to sell its interest. In addition, in the event the minority owner sells its interest in the Series NKES holding company, Series NKES may be required to find a new guarantor under the loan documents for the Series NKES subsidiaries, and, if Series NKES is unable to do so, the Series NKES subsidiaries would be in breach of the loan documents, and the lenders would be entitled to foreclose on the Series NKES property or the ownership of the Series NKES subsidiaries.

Under the joint venture agreement of the Series NKES holding company, at any time after two years from the execution of the joint venture agreement, if the minority owner receives an offer to purchase its membership interest that it desires to accept, Series NKES has a right of first refusal to purchase that interest. There can be no assurance that Series NKES will

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have sufficient cash, available borrowing capacity or other capital resources to allow it to elect to purchase the interest of the minority owner, in which case the minority owner may sell its interest to another party, and Series NKES will have no ability to control to whom the interest is sold. Also, at any time after that two years, the minority owner can give notice to Series NKES that it desires to sell its membership interest in the Series NKES holding company to Series NKES. In that case, Series NKES would effect a follow-on offering of ROX Series NKES ETPs to fund the purchase, with the offering price of those ROX Series NKES ETPs subject to the approval of the minority owner. There can be no assurance that such offering would generate sufficient proceeds to purchase the minority owner’s interest, in which case the minority owner may sell its interest to another party, and Series NKES will have no ability to control to whom the interest is sold.

The joint venture agreement also provides that the minority owner may request at any time that Series NKES use its commercially reasonable efforts to replace the creditworthy affiliates of the minority owner with creditworthy affiliates of Series NKES with respect to a guaranty of the mortgage of the Series NKES property.

Under the loan documents governing the mortgage of the Series NKES property, the Series NKES subsidiaries are required to find a substitute guarantor in the event the minority owner sells its interest in the Series NKES holding company. There is no guarantee that the Series NKES subsidiaries will be able to find a substitute guarantor that is acceptable to the lenders. If the Series NKES subsidiaries are unable to find a substitute guarantor, the Series NKES subsidiaries would be in default under the loan documents, and the lenders would be entitled to foreclose on the Series NKES property or the ownership of the Series NKES subsidiaries.

The Series NKES property has above-market rents, which may adversely affect the value, potential financing and ability to re-lease the Series NKES property.

The Series NKES property was built to the Series NKES tenant’s specific standards, including specialized dock doors and a low floor to area ratio that accommodates substantial parking requirements.  Due to the specificity of that construction, the rent pursuant to the Series NKES lease is above-market. The existence of that above-market rent could adversely affect the Series NKES property in various aspects, including the value of the Series NKES property in a potential sale, Series NKES’ ability to finance the Series NKES property or Series NKES’ ability to re-lease the Series NKES property if the Series NKES lease is terminated due to a Series NKES tenant default or otherwise.

The Series NKES is built-to-suit and may be difficult to sell or re-lease upon the Series NKES tenant’s default or lease termination, and renewing the lease may require significant concession, inducements and/or capital expenditures.

We cannot assure you that the Series NKES lease will be renewed upon its expiration in 2032 or earlier termination or that the Series NKES property will be re-leased at rental rates equal to or above the then current rental rates (particularly due to the current above-market rental rate), if at all, or that the Series NKES subsidiary will not offer substantial rent abatements, tenant improvements, early termination rights or below-market renewal options to attract a new tenant or retain the existing tenants. The Series NKES property is a built-to-suit retail facility. If the rental rates for the Series NKES property decreases, or if the Series NKES tenant does not renew its lease or the Series NKES subsidiary does not re-lease the Series NKES property, Series NKES’ financial condition, results of operations, cash flows and Series NKES’ ability to pay distributions will be adversely affected. To attract and retain a tenant, Series NKES  may be required to make rent or other concessions, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to such tenant. Additionally, Series NKES may need to raise capital to make such expenditures. If Series NKES is unable to do so or if capital is otherwise unavailable, Series NKES may be unable to make the required expenditures. If the rental rates for the Series NKES property decrease, if the Series NKES tenant does not renew the Series NKES lease or if Series NKES is unable to re-lease the Series NKES property, Series NKES could be materially and adversely affected. Further, if Series NKES is unable to renew the Series NKES lease or re-lease the Series NKES property, the resale value could be diminished because the market value will depend in part upon the value of the underlying lease. These and other limitations may affect Series NKES’ ability to sell or re-lease the Series NKES property and could materially and adversely affect Series NKES.

The Series NKES property may be subject to unknown or contingent liabilities for which there is no, or only limited, recourse against the current owners.

Although Series NKES will obtain title insurance insuring against losses that may arise in connection with any liens, encumbrances or other title defects not listed as exceptions to coverage on the title policy, the Series NKES property may be subject to other unknown or contingent liabilities that could cause Series NKES to incur substantial costs for which Series NKES may have no recourse, or only limited recourse, against the current owners. There is no guarantee that Series NKES will recover any amounts with respect to losses due to breaches by any prior owner of its representations and warranties or arising out of successor liability from pre-closing liabilities. The current owner’s representations and warranties provided under the asset purchase agreement relating to the acquisition of the Series NKES property are limited in scope and survive

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for a period of one year after the closing. In addition, the asset purchase agreement provides that the current owner and affiliated or related parties will only be liable for breaches of their representations and warranties if the losses arising from such breaches, in aggregate, exceed $250,000. Furthermore, under the asset purchase agreement, the current owner’s liability for such breaches is capped at $3.9 million, which may not be sufficient to cover all or any of the costs incurred by the Series NKES subsidiary relating to such unknown or contingent liabilities. Further, the Series NKES subsidiary may choose not to enforce, or to enforce less vigorously, its rights under the asset purchase agreement because of its desire to maintain its ongoing relationships with the current owner and its affiliates, including the property manager, SCF Management. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with the Series NKES property may exceed expectations, and the Series NKES subsidiary may experience other unanticipated adverse effects, all of which may materially and adversely affect Series NKES.

The COVID-19 pandemic has caused a significant disruption in non-essential retail commerce and may have a material adverse impact on Series NKES.

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, have already had a significant adverse impact on economic and market conditions around the world, including the United States and the markets in which the Series NKES property is located. The impact of the COVID-19 pandemic continues to evolve. New York initially reacted to the COVID-19 pandemic by instituting quarantines, restrictions on travel, “shelter in place” rules, stay-at-home orders, density limitations, social distancing measures, restrictions on types of business that may continue to operate. Although some state governments and other authorities were in varying stages of lifting or modifying some of these measures, New York may, in the future, impose new, more restrictive measures, if the risks, or the perception of the risks, related to the COVID-19 pandemic worsen at any time. Furthermore, although in certain cases, exceptions are available for essential retail, research and laboratory activities and essential building services, such as cleaning and maintenance, there can be no assurance that such exceptions will enable us to avoid adverse impacts on us or Series NKES. In addition, there can be no assurance as to how long restrictions intended to prevent the spread of COVID-19 may remain in place, and even if such restrictions are lifted, they may be reinstituted at a later date.

Currently, the Series NKES tenant is not subject to mandatory closures but must abide by certain capacity limitations or other restrictions that could impact their ability to operate as well as pay rent and other related lease charges or otherwise fulfill the obligations of their respective leases. However, the situation is ever evolving and additional impacts to the business may arise of which we are not currently aware. We cannot predict whether, when or the manner in which the conditions surrounding the COVID-19 pandemic will change, including the timing of lifting any restrictions or relaxation of closure requirements or when tenants may reopen at full capacity.

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, could have significant adverse impacts on us and Series NKES in a variety of ways that are difficult to predict. Such adverse impacts could depend on, among other factors:

•	a decrease in demand for retail space, causing market rental rates and property values to be negatively impacted;
•

a severe and prolonged disruption and instability in the global financial markets, including the debt and equity capital markets, all of which have already experienced and may continue to experience significant volatility, or deteriorations in credit and financing conditions, may affect us, the Series NKES tenant’s ability to access capital necessary to fund its business operations or incur new debt or replace or renew maturing liabilities on a timely basis, on attractive terms or at all and may adversely affect the valuation of financial assets and liabilities, any of which could affect the Series NKES tenant’s ability to meet liquidity and capital expenditure requirements;

•	a reduction in the value of the Series NKES property that could result in impairments or limit its ability to dispose of them at attractive prices or obtain debt financing secured by such properties;
•

reduced consumer demand for the Series NKES tenant’s products as consumers seek to reduce or delay discretionary spending in response to the impacts of COVID-19, including as a result of a rise in unemployment rates and diminished consumer confidence, which could force the Series NKES tenant to reduce, delay or eliminate offerings of its products and services, reduce or eliminate its revenues and liquidity and/or result in its bankruptcy or insolvency;

•

complete or partial shutdowns of the Series NKES tenant’s distribution centers and third-party manufacturing partners and other vendors, which could force the Series NKES tenant to reduce, delay or eliminate offerings of

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its products and services, reduce or eliminate its revenues and liquidity and/or result in its bankruptcy or insolvency;
•

bankruptcies or other financial difficulties facing the Series NKES tenant’s wholesale customers, which could cause them to be unable to make or delay making payments to the Series NKES tenant, or result in cancellation or reduction of their orders, which could force the Series NKES tenant to reduce, delay or eliminate offerings of its products and services, reduce or eliminate its revenues and liquidity and/or result in its bankruptcy or insolvency;

•

the Series NKES tenant’s ability to manage its business to the extent its management or personnel are impacted in significant numbers by the COVID-19 pandemic and are not willing, available or allowed to conduct work; and

•	the Series NKES tenant’s ability to ensure business continuity in the event its continuity of operations plan is not effective or improperly implemented or deployed during the COVID-19 pandemic.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic or restrictions intended to prevent its spread. Nevertheless, the ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, and the current financial, economic and capital markets environment and future developments in these and other areas present material risks and uncertainties and could also have a material adverse effect on us and Series NKES. Moreover, to the extent any of these risks and uncertainties adversely impact us, Series NKES or the Series NKES tenant in the ways described above or otherwise, they may also have the effect of heightening many of the other risks set forth in this “Risk Factors” section.

Conditions that adversely affect the general retail environment could materially and adversely affect Series NKES.

The financial condition and operating performance of the Series NKES property could be materially and adversely affected by conditions that materially and adversely affect the retail environment generally, including, without limitation:

•	levels of consumer spending, changes in consumer confidence, income levels, and fluctuations in seasonal spending in the United States and internationally;
•	consumer perceptions of the safety, convenience and attractiveness of the Series NKES property;
•	the impact on the Series NKES tenant and demand for retail space from the increasing use of the Internet by retailers and consumers;
•	the creditworthiness of the Series NKES tenant and the availability of new creditworthy tenants;
•	local real estate conditions, such as an oversupply of, or reduction in demand for, retail space or retail goods, decreases in rental rates and declines in real estate values;
•	the willingness of retailers to lease space in the Series NKES property at attractive rents or at all;
•

actual or perceived changes in national and international economic conditions, which can result from global events such as international trade disputes, a foreign debt crisis, foreign currency volatility, natural disasters, war, epidemics and pandemics, the fear of spread of contagious diseases, civil unrest and terrorism, as well as from domestic issues, such as government policies and regulations, tariffs, energy prices, market dynamics, rising interest rates, inflation and limited growth in consumer income;

•

changes in regional and local economies, which may be affected by increased rates of unemployment, increased foreclosures, higher taxes, decreased tourism, industry slowdowns, adverse weather conditions, and other factors;

•	increased operating costs and capital expenditures, whether from redevelopments, replacing tenants or otherwise;

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•	changes in applicable laws and regulations, including tax, environmental, safety and zoning; and
•	the impact of the COVID-19 pandemic, and restrictions intended to prevent its spread in the locations where the Series NKES property is located.

Decrease in demand for traditional retail space may materially and adversely affect Series NKES.

The market for traditional retail space has recently been, and could continue to be, adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retail companies, the ongoing consolidation in the traditional retail industry, the excess amount of traditional retail space in a number of markets and increasing consumer purchases over the Internet. To the extent that these conditions continue, they are likely to negatively affect market rents for traditional retail space, which could materially and adversely affect Series NKES.

Series NKES will depend on the performance of the property manager with respect to the Series NKES property and could be materially and adversely affected if the property manager does not manage Series NKES property in Series NKES’ best interests.

SCF Management will manage the Series NKES property, and Series NKES could be materially and adversely affected if the property manager fails to manage the Series NKES property effectively. Under the terms of the property management agreement, Series NKES is not permitted to terminate the property management agreement with SCF Management so long as its affiliates provides a guarantee under the mortgage for the Series NKES property, except for a breach of the agreement by the property manager.

In addition, from time to time, disputes may arise between Series NKES and the property manager regarding its performance or compliance with the terms of the property management agreement, which in turn could adversely affect the results of operations of the Series NKES property. Series NKES will generally attempt to resolve any such disputes through discussions and negotiations; however, if it is unable to reach satisfactory results through discussions and negotiations, Series NKES may choose to terminate the property management agreement, litigate the dispute or submit the matter to third-party dispute resolution, the outcome of which may be unfavorable to Series NKES.

In the event that the property management agreement is terminated, we can provide no assurances that Series NKES could find a replacement property manager in a timely manner, or at all, or that any replacement manager will be successful in operating the Series NKES property. Furthermore, if the property manager is financially unable or unwilling to perform its obligations, Series NKES’ ability to find a replacement property manager for the Series NKES property could be challenging and time consuming and could cause us to incur significant costs to obtain a new property management agreement for the Series NKES property. Accordingly, if Series NKES loses its property management agreement, the operations at the Series NKES property could be materially and adversely affected, which could have a material adverse effect on Series NKES.

Real estate assets are illiquid, and Series NKES may be unable to sell the Series NKES property if or when it decides to do so.

We expect Series NKES to hold the Series NKES property until such time as the Board decides that a sale or other disposition is appropriate given its investment objectives or as otherwise is required under our partnership agreement. Real estate is relatively illiquid, limiting Series NKES’ ability to sell the Series NKES property quickly in response to changes in economic or other conditions. In addition, the Code generally imposes a 100% prohibited transaction tax on Series NKES’ profits derived from sales of properties held primarily for sale to customers in the ordinary course of business, which may limit Series NKES’ ability to sell the Series NKES property. Series NKES’ ability to dispose of its properties on advantageous terms or at all depends on factors beyond Series NKES’ control, including competition from other sellers and the availability of attractive financing for potential buyers. We cannot predict the various market conditions affecting real estate investments that will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of any property, we cannot assure holders of ROX Series NKES ETPs that Series NKES will be able to sell the Series NKES property at a profit or at all in the future. Accordingly, the extent to which holders of ROX Series NKES ETPs will receive cash distributions and realize potential appreciation on the Series NKES property will be dependent upon fluctuating market conditions. Furthermore, Series NKES may be required to expend funds to correct defects or to make improvements before the Series NKES property can be sold. We cannot assure holders of ROX Series NKES ETPs that Series NKES will have funds available to correct such defects or to make such improvements.

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If the Board decides to sell the Series NKES property, investors in Series NKES may not receive a return on their investment.

We expect Series NKES to hold the Series NKES property until such time as Series NKES decides that a sale or other disposition is appropriate given its investment objectives or as otherwise is required under our partnership agreement. Holders of ROX Series NKES ETPs will not have any voting rights with respect to any such sale. If the Series NKES property is the only property held by Series NKES at the time of any such sale, Series NKES will liquidate after such sale. If Series NKES were to liquidate, it would distribute the net proceeds from the sale of the Series NKES property to investors. If Series NKES distributed the proceeds from such sale to investors, investors may not obtain their expected return on their investment in ROX Series NKES ETPs and may not be able to reinvest the net proceeds from the sale in an investment that results in a comparable return.

The Series NKES property is not material to the Series NKES tenant’s business, which could mean that the Series NKES tenant may not pay as much attention to the Series NKES property or focus on its obligations under the Series NKES lease.

Although the Series NKES tenant generates sales and profits from this location, there is no guarantee that the Series NKES tenant’s operations at the Series NKES property will be successful or that the Series NKES tenant will be able to meet all of its obligations to Series NKES. The Series NKES property location is not material to the Series NKES tenant as a whole and the Series NKES tenant could determine not to meet its obligations under the Series NKES lease without a material effect to its business. The Series NKES tenant’s decisions regarding its other retail locations could cause the Series NKES tenant to fail to comply with its obligations under the Series NKES lease, which failure would not be material to the Series NKES tenant.

You could lose some or all of your investment if, as the result of the discovery of hazardous substances on the Series NKES property, Series NKES were to become required under environmental protection laws to pay clean-up or other remediation costs.

Hazardous substances, wastes, contaminants or pollutants, or sources thereof, defined by present and future state and federal laws and regulations, could be discovered on the Series NKES property, either during Series NKES’ ownership or after sale to a third party. If such substances are discovered or placed on a property during Series NKES’ ownership, Series NKES may be required to remove the substances and clean up the property and could be subjected to full recourse liability for the entire cost of any such removal and clean-up, even if the cost of such removal and clean-up exceeded the value of the Series NKES property. Series NKES could also be exposed to the risk of lost revenues during any clean-up. Should Series NKES fail to remove the substances or sources and clean up the Series NKES property, federal, state or local environmental agencies could perform such removal and clean-up and impose and subsequently foreclose liens on the Series NKES property for the cost thereof. Series NKES could find it difficult or impossible to sell or refinance the Series NKES property prior to, during or even following any such clean-up. If such substances are discovered after the Series NKES property is sold, Series NKES could be liable to the purchaser if Series NKES knew or had reason to know that such substances or sources existed. Because your investment in ROX Series NKES ETPs currently represents an investment in only the Series NKES property, your investment in ROX Series NKES ETPs could be lost, or its value significantly reduced, in the event of a discovery of hazardous substances.

Series NKES may incur significant costs complying with the Americans with Disabilities Act and similar laws, which could adversely affect Series NKES.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. If the Series NKES property is not in compliance with the ADA, Series NKES would be required to incur additional costs to bring the Series NKES property into compliance. While the Series NKES tenant is obligated to comply with the ADA and similar state and local provisions, and under the Series NKES lease is obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of the Series NKES tenant to cover costs could be adversely affected. As a result, Series NKES could be required to expend funds to comply with the provisions of the ADA and similar state and local laws on behalf of the Series NKES tenant, which could adversely affect Series NKES. Additional federal, state and local laws also may require modifications to the Series NKES property or restrict Series NKES’ ability to renovate the Series NKES property. We cannot predict the ultimate cost of compliance with the ADA or other legislation. If Series NKES incurs substantial costs to comply with the ADA and any other legislation, Series NKES could be materially and adversely affected.

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In addition, Series NKES is required to operate the Series NKES property in compliance with fire and safety regulations, building codes and other land use regulations. New and revised regulations and codes may be adopted by governmental agencies and bodies and become applicable to the Series NKES property. Compliance could require substantial capital expenditures and may restrict Series NKES’ ability to renovate the Series NKES property.

Capital expenditure requirements at the Series NKES property may be costly and require Series NKES to incur debt, postpone improvements, reduce distributions or otherwise adversely affect the results of its operations and the market price of ROX Series NKES ETPs.

The Series NKES property will have an ongoing need for renovations and other capital improvements for which Series NKES will be responsible, including repair and replacement of the roof deck and structural components, repair of the building slab and foundation and repair of exterior walls. Although no capital improvements are currently required and the timing and extent of any future capital improvements is not determinable at this time, these capital improvements may give rise to the following risks:

•	possible environmental problems;
•	construction cost overruns and delays;
•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available on attractive terms or at all; and
•	uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of renovations and capital improvements could materially and adversely affect Series NKES.

You could lose some or all of your investment if the Series NKES property suffered an uninsured or underinsured loss.

While Series NKES intends to carry reasonable amounts of comprehensive insurance, there are certain risks which may be uninsurable or not insurable on terms which we believe are economical. Such risks may include, for instance, windstorm, hail, earthquakes and floods or certain types of liability claims. The insurance market can be cyclical, and a recent trend has been toward reductions in coverage and even in availability, combined with increases, including very significant increases, in premiums. As a result, if the Series NKES property was to experience a casualty or liability loss, the risk that the loss will be uninsured or underinsured is greater currently than it has been historically, which may materially and adversely affect Series NKES. Because your investment in ROX Series NKES ETPs currently represents an investment in only a single property, your investment in ROX Series NKES ETPs could be lost, or its value significantly reduced, in the event of such an uninsured or underinsured casualty or liability loss.

Series NKES may be exposed to the costs and risks of construction defects, which may also adversely affect the financial performance of Series NKES.

Series NKES may be exposed to the risk of construction defects not discovered until later in the life of the Series NKES property, which can arise from inadequate construction plans and specifications, poor workmanship or defective materials. Correction of serious defects can be costly and time consuming. Moreover, certain defects may not become apparent until after the expiration of any contractors’ or suppliers’ warranties, if any. To mitigate against defects discovered after the expiration of the construction warranties, Series NKES may obtain a builder’s liability policy on the Series NKES property if economically feasible. However, there is no assurance that Series NKES will obtain such a policy, or, if it does, that the policy will protect Series NKES sufficiently against latent defects. Moreover, even when many of the costs are ultimately borne by an insurer, contractor or supplier, correction can be time consuming and cause substantial distraction.

Series NKES’ ability to fully control the maintenance of the Series NKES property may be limited.

The Series NKES tenant is responsible for maintenance and other day-to-day management of the Series NKES property under the Series NKES lease. If the Series NKES property is not adequately maintained in accordance with the terms of the Series NKES lease, we may incur expenses for deferred maintenance or other liabilities once the Series NKES property is no longer leased to the Series NKES tenant. Although the Series NKES property manager will review the Series NKES property on a regular basis and be responsible for the oversight of the Series NKES property, that oversight and any potential visits to the Series NKES property are not comprehensive inspections and deferred maintenance items may go unnoticed. While the Series NKES lease provides for recourse against the Series NKES tenant in these instances, a bankrupt or financially-troubled tenant may be more likely to defer maintenance, and it may be more difficult to enforce remedies against such a tenant. Further, the Series NKES subsidiary may choose not to enforce, or to enforce less vigorously, its rights under the Series

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NKES lease because of its desire to maintain the Series NKES subsidiary’s ongoing relationships with the Series NKES tenant and its affiliates, including the Series NKES guarantor.

You should not rely on the credit ratings of the Series NKES tenant or the Series NKES guarantor.

The Series NKES tenant and Series NKES guarantor are rated by certain rating agencies. The credit ratings are subject to ongoing evaluation by those credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by those rating agencies in the future if, in their judgment, circumstances warrant. If those rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, the credit rating of the Series NKES tenant or the Series NKES guarantor, those actions could reduce the market value of ROX Series NKES ETPs.

Risks Related to Series NKES

Series NKES will hold an interest in a single property, a non-diversified investment.

Series NKES will make an investment in a single property, a non-diversified investment. Series NKES’ return on its investment will depend on the revenues generated by the Series NKES property and the appreciation of the value of the property over time. The value of the Series NKES property may decline substantially after Series NKES acquires it. As a result, an investment in ROX Series NKES ETPs will not provide you with the benefits that may come from greater investment diversification, which can reduce overall risk by balancing the financial losses of one investment asset or category of investment assets against possible financial gains in another asset or asset category.

The ability of Series NKES to make distributions to the holders of ROX Series NKES ETPs is subject to fluctuations in its financial performance, operating results and unanticipated capital improvements requirements.

For Series NKES to qualify for taxation as a REIT for U.S. federal income tax purposes, it will be required to distribute at least 90% of its REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains) each year to the holders of ROX Series NKES ETPs. To the extent Series NKES satisfies the 90% distribution requirement but distributes less than 100% of its net taxable income, including any net capital gains, it will be subject to U.S. federal income tax on the retained taxable income. In the event of downturns in its operating results, unanticipated capital improvements to the Series NKES property or other factors, Series NKES may be unable to declare or pay distributions to the holders of ROX Series NKES ETPs. The timing and amount of distributions are in the sole discretion of ROX GP which will consider, among other factors, Series NKES’ financial performance, any debt service obligations, any debt covenants, capital expenditure requirements and REIT distribution requirements. We cannot assure you that Series NKES will generate sufficient cash from the Series NKES property to fund distributions to holders of ROX Series NKES ETPs.

ROX GP will have significant discretion over the use of Series NKES’ cash for reinvestment or for purposes other than making cash distributions to holders of ROX Series NKES ETPs.

ROX GP has significant discretion under our partnership agreement to use the cash of Series NKES not for distribution but rather for purchase of additional property consistent with the growth strategy for Series NKES, capital improvements, creation or enhancement of reserves or any other expenditures ROX GP determines appropriate for Series NKES. Any use of cash other than for Series NKES to pay distributions to the holders of ROX Series NKES ETPs will reduce the cash distributions of Series NKES and that use of cash may not increase the likelihood of future distributions.

Series NKES’ operating results could be impaired if, due to a depletion of Series NKES’ working capital reserves, Series NKES becomes unable to undertake important property renovation, maintenance or improvements or is prevented from paying required operating expenses.

Series NKES could require additional capital to properly renovate, maintain and improve its property or properties or to cover operating cash deficits if the operating expenses of the Series NKES property were to exceed revenues. If additional capital is required, neither ROX LP nor Series NKES may be able contribute any additional capital. A failure by Series NKES to secure necessary capital could result in a reduction in the value of ROX Series NKES ETPs, a breach of the Series NKES lease, a default under a future loan document or any other debt agreements or even a foreclosure and loss of its property or properties. In addition, in the event the Series NKES tenant were to terminate or not renew its lease, Series NKES could be required to deplete its working capital reserves to find a new tenant for the Series NKES property.

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Debt service obligations could adversely affect Series NKES’ overall operating results, may jeopardize its qualification as a REIT and could adversely affect the ability of Series NKES to make distributions to the holders of ROX Series NKES ETPs and the market price of ROX Series NKES ETPs.

Upon completion of this offering and the acquisition of the Series NKES property, Series NKES will have approximately $172.0 million principal balance of indebtedness outstanding consisting of mortgage and mezzanine loans on the Series NKES property.  The loans have a maturity date of September 6, 2026.  The mortgage loan bears interest at a rate per annum equal to approximately 3.42% and the mezzanine loans bear interest at a rate per annum equal to 3.4%.

Although our structure as a Delaware series limited partnership limits potential liabilities between each Series, our partnership agreement does not contain limitations regarding the amount of debt that Series NKES can incur, directly or indirectly, and the Board may approve increases in a Series’ leverage at any time without the approval of the holders of ROX Series NKES ETPs. As a result, Series NKES may be able to incur substantial additional debt, including secured debt, in the future. Series NKES’ indebtedness outstanding upon completion of this offering and the acquisition of the Series NKES property and the incurrence of any new debt could subject Series NKES to many risks, including the risk that:

•	Series NKES’ operating cash flow will be insufficient to make required payments of principal and interest;
•	Series NKES’ leverage may increase its vulnerability to adverse economic and industry conditions;
•	increases in interest rates could increase Series NKES’ interest expense for any future variable interest rate debt;
•

Series NKES may be required to dedicate a substantial portion of its operating cash flow from operations to payments on its debt, thereby reducing cash available for distribution to the holders of ROX Series NKES ETPs, funds available for operations and capital expenditures or other purposes; and

•

the terms of the debt may limit Series NKES’ ability to make distributions to the holders of ROX Series NKES ETPs, which may adversely affect the market price of ROX Series NKES ETPs or the ability of Series NKES to meet the distribution requirements applicable to REITs.

In addition, the agreement governing Series NKES indebtedness to be outstanding upon completion of this offering and the acquisition of the Series NKES property will contain restrictions and covenants that limit or will limit Series NKES’ ability to operate its business. These covenants, as well as any additional covenants to which Series NKES may be subject in the future because of additional indebtedness, could cause Series NKES to forgo investment opportunities, reduce or eliminate distributions to holders of ROX Series NKES ETPs or obtain financing that is more expensive than financing Series NKES could obtain if it were not subject to the covenants. The covenants and other restrictions under Series NKES’ debt agreements affect, among other things, its ability to:

•	incur indebtedness;
•	create liens on assets;
•	sell or substitute assets;
•	modify certain terms of the lease governing the Series NKES property;
•	prepay debt with higher interest rates;
•	manage its cash flows; and
•	make distributions to holders of ROX Series NKES ETPs.

If Series NKES violates covenants in a loan or any other debt agreements or related obligations, Series NKES could be required to repay all or a portion of its indebtedness before maturity at a time when Series NKES might be unable to arrange financing for such repayment on attractive terms, if at all.

In addition, if Series NKES violates certain covenants specified in a loan document or any other debt agreements or related obligations, Series NKES’ lenders would be entitled to accelerate its debt obligations, and its secured lenders or mortgagees may foreclose on its properties or its interests in the entities that own the properties that secure their loans and receive an assignment of rents and leases. Further, foreclosures could create taxable income without accompanying cash

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proceeds, a circumstance which could hinder Series NKES’ ability to meet the REIT distribution requirements imposed by the Code.

The minority owner has the right to remove Series NKES as the managing member of the Series NKES holding company in the event of certain actions of Series NKES in violation of the loan documents.

The guarantors under Series NKES debt obligations, who are affiliates of the minority owner, are providing a “bad boy” guarantee under Series NKES’ mortgage on the Series NKES property. The “bad boy” guarantee provides that the lender can recover losses from those guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. In addition, the “bad boy” guarantee provides that the loan will be a full personal recourse obligation of those guarantors, for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of Series NKES, the Series NKES holding company and the Series NKES subsidiaries. In the event such guarantee is called due to actions or inactions of Series NKES or due to certain breaches of the limited liability company agreement of the Series NKES holding company, those guarantors have the right to remove Series NKES as the managing member of the Series NKES holding company.

If Series NKES is unable to repay any of its current or future debt obligations, it may be forced to refinance debt or dispose of or further encumber its property or properties, which could adversely affect distributions to the holders of ROX Series NKES ETPs.

If Series NKES does not have sufficient funds to repay any of its current or future debt at maturity or before maturity in the event of a breach of its debt agreements and its lenders exercise their right to accelerate repayment, it may be necessary to refinance the debt through additional debt or equity financings. If Series NKES is unable to refinance its debt on acceptable terms, Series NKES may be forced to dispose of its interest in the Series NKES property on disadvantageous terms, potentially resulting in losses. To the extent Series NKES cannot meet any current or future debt service obligations, it will risk losing the Series NKES property or any interest therein. Adverse economic conditions could also cause the terms on which Series NKES can borrow in the future to be unfavorable. Series NKES could be required to liquidate its interest in the Series NKES property to meet its debt service obligations at times that may not permit it to do so on favorable terms, in the time period it desires, or at all.

Interest expense on any debt incurred may limit cash available for distribution to the holders of ROX Series NKES ETPs.

Series NKES may in the future incur indebtedness that bears interest at variable rates. Higher interest rates could increase debt service requirements on any variable rate debt incurred and could reduce the amounts available for distribution to the holders of ROX Series NKES ETPs, as well as reduce funds available for operations, capital expenditure or other purposes.

Failure to hedge effectively against interest rate changes in the future may adversely affect Series NKES’ results of operations and its ability to make distributions to the holders of ROX Series NKES ETPs.

Series NKES may obtain in the future one or more forms of interest rate protection – in the form of swap agreements, interest rate cap contracts or similar agreements – to “hedge” against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will relieve the adverse effects of interest rate increases on Series NKES or that counterparties under these agreements will honor their obligations thereunder.

Risks Related to Our Business and Operations

We are employing a novel business model, which may make an investment in ROX Series NKES ETPs difficult to evaluate as it is unique to the real estate industry.

We were formed to permit public investment in commercial real estate on a single-property basis. We are unaware of any public REIT that is currently attempting to implement a single-property strategy through multiple Series and, as a result, no peer company exists. We cannot predict the extent to which investor interest in ROX Series NKES ETPs will lead to the development of an active trading market or how liquid that market might become. Similarly, we cannot predict the extent to which we will be able to successfully complete public offerings of additional Series we intend to establish in the future and, accordingly, there may be no comparable publicly-traded companies or securities against which you will be able to evaluate the performance of ROX Series NKES ETPs.

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The due diligence process that RPS Securities and its affiliates, including ROX GP, undertake may not reveal all facts that may be relevant in connection with your investment.

RPS Securities and its affiliates, including ROX GP, conduct due diligence that they deem reasonable and appropriate based on the known facts and circumstances applicable. The objective of the due diligence process is, in part, to undertake a risk assessment surrounding the Series NKES property. When conducting due diligence, RPS Securities and its affiliates, including ROX GP, may be required to evaluate important and complex business, financial, regulatory, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees. Nevertheless, when conducting due diligence and making an assessment, RPS Securities and its affiliates, including ROX GP, rely on the resources available to them, including information provided by the seller, and, in some circumstances, third-party investigations and analysis. Series NKES cannot be certain that the due diligence conducted by RPS Securities and its affiliates, including ROX GP, carried out with respect to the Series NKES property will reveal or highlight all relevant facts that may be necessary or helpful in evaluating the risks of an investment in the income stream generated by the Series NKES property. Instances of fraud, accounting irregularities and other improper, illegal or deceptive practices can be difficult to detect. Series NKES cannot be certain that the due diligence conducted by RPS Securities and its affiliates, including ROX GP, will result in an investment being successful or that the actual financial performance of that investment will not fall short of the financial projections RPS Securities and its affiliates, including ROX GP, used when evaluating the Series NKES property.

We or Series NKES may be subject to litigation or threatened litigation, which may divert management’s time and attention, require us or Series NKES to pay damages and expenses or restrict the operation of our or Series NKES’ business.

We or Series NKES may be subject to litigation or threatened litigation. In particular, we and each Series are subject to the risk of complaints by tenants involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to litigation or governmental investigations, as well as claims and litigation relating to real estate rights, access, legal compliance or uses of properties, vendor contractual claims and asset purchase and sale related claims. Some of these claims may result in significant defense costs and potentially significant judgments against us or Series NKES, some of which are not, or cannot be, insured against. Additionally, whether or not any dispute actually proceeds to litigation, we and Series NKES may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would distract our management. Any such resolution could involve the payment of damages or expenses by us or Series NKES, which may be significant, or involve our agreement with terms that restrict the operation of our or Series NKES’ business. We generally intend to vigorously defend ourselves and Series NKES; however, we cannot be certain of the ultimate outcomes of claims that may arise in the future. Resolution of these types of matters against us or Series NKES may result in ROX LP or Series NKES having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact us or Series NKES. Pursuant to our partnership agreement, claims payable by us or our general partner will be allocated to the applicable Series responsible for such lawsuit and will be payable by such Series. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of insurance coverage and could expose us or Series NKES to increased risks that would be uninsured. Certain litigation or threatened litigation may also adversely affect the alienability, marketability and sale of the Series NKES property.

The alternative investment business is intensely competitive.

The alternative investment business is intensely competitive, with competition based on a variety of factors, including investment performance, business relationships, quality of service provided to investors, investor liquidity and willingness to invest, fund terms (including fees), brand recognition, types of products offered and business reputation. We will be competing with a number of private equity funds, specialized investment funds, hedge funds, corporate buyers, traditional asset managers, real estate development companies, commercial banks, investment banks and other financial institutions (as well as sovereign wealth funds and other institutional investors).

Additionally, developments in financial technology, or fintech, such as a distributed ledger technology or blockchain, have the potential to disrupt the financial industry and change the way financial institutions, as well as asset managers, do business. A number of factors increase our competitive risks:

•	a number of our and Series NKES’ potential competitors have greater financial, technical, marketing and other resources and more personnel than we do;
•	some of Series NKES’ investments may not perform as well as competitors’ investment products;

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•

several of our competitors have significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that otherwise could be exploited;

•

some of these competitors, including strategic competitors, may have a lower cost of capital and access to funding sources that are not available to us or Series NKES, which may create competitive disadvantages with respect to investment opportunities;

•

some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds than us or Series NKES, which could allow them to consider a wider variety of investments than us or Series NKES;

•

some of our competitors may be subject to less regulation and accordingly may have more flexibility to undertake and execute certain businesses or investments than we or Series NKES do or bear less compliance expense than us;

•	some of our competitors may have more flexibility than us or Series NKES in raising investment funds;
•	some of our competitors may have better expertise or be regarded by investors as having better expertise in a specific asset class or geographic region than we do;
•

our competitors may institute low cost high speed financial applications and services based on artificial intelligence and new competitors may enter our investment space using new investment platforms based on artificial intelligence;

•

there are relatively few barriers to entry impeding the formation of competitors, and the successful efforts of new entrants into our various businesses is expected to continue to result in increased competition;

•	some investors may prefer to pursue investments directly instead of investing through any Series; and
•	other industry participants may, from time to time, seek to recruit the professionals, the Board and other employees of ROX GP and its affiliates.

Risks Related to Our Organizational and Management Structure

We are organized as a series limited partnership, which may lead to increased risk of liability.

ROX LP is organized under the laws of the State of Delaware as a series limited partnership. This is a relatively new entity form with little available common law to clarify how it will be considered by various jurisdictions in which we intend to operate. In particular, not all states have recognized the series limited partnership entity form. If we have exposure to third party liability in such states, the courts, in application of that state’s law, may not give full faith and credit to the statutory limitations of liability under Delaware law for each Series. As a result, if such a claim made under the law of such a state were successful, it could create liability among various Series, which could materially and adversely impact us and Series NKES.

A court could potentially conclude that the assets and liabilities of one Series are not segregated from those of another Series and may thereby potentially expose assets in Series NKES to the liabilities of another Series.

In accordance with the Delaware Act, each Series is, and each other Series we may establish in the future will be, a separate Series and not itself a separate legal entity. Section 17-218 of the Delaware Act provides that, if certain conditions (as set forth in Section 17-218) are met, including that certain provisions are in our partnership agreement, and if the records maintained for any such Series account for the assets associated with such Series separately from the assets of ROX LP (if any) or any other Series, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and any associated general partner and not against ROX LP generally or any other Series or any general partner not associated with such Series. Although the Delaware Act provides that records maintained for Series NKES that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocational formula or procedure (including a percentage or share of any asset or assets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such Series separately from the other assets of ROX LP (if any) or any other Series thereof, we are not aware of any court case that has interpreted Section 17-218 of the Delaware Act or provided any further

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guidance as to what is required for compliance. We intend to maintain separate and distinct records for each Series and account for them separately; however, it is possible a court could conclude that the methods used did not satisfy Section 17-218 of the Delaware Act and thus potentially expose the assets of Series NKES to the liabilities of another Series. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 17-218 in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of Series NKES should be applied to meet the liabilities of the other Series or the liabilities of ROX LP generally where the assets of such other Series or of ROX LP generally are insufficient to meet Series NKES’ or ROX LP’s liabilities.

Series NKES will depend on the performance of the property manager with respect to the Series NKES property and could be materially and adversely affected if the property manager does not manage the Series NKES property in Series NKES’ best interests.

SCF Management, an affiliate of the minority owner, will manage the Series NKES property, and Series NKES could be materially and adversely affected if the property manager fails to manage the Series NKES property effectively.

In addition, from time to time, disputes may arise between Series NKES and the property manager regarding the property manager’s performance or compliance with the terms of the commercial management agreement, which in turn could adversely affect the results of operations of the Series NKES property. Series NKES will generally attempt to resolve any such disputes through discussions and negotiations; however, if Series NKES is unable to reach satisfactory results through discussions and negotiations, Series NKES may choose to terminate the commercial management agreement, litigate the dispute or submit the matter to third-party dispute resolution, the outcome of which may be unfavorable to Series NKES.

In the event that the commercial management agreement is terminated, we can provide no assurances that Series NKES could find a replacement property manager in a timely manner, or at all, or that any replacement manager will be successful in operating the Series NKES property. Furthermore, if the property manager is financially unable or unwilling to perform its obligations, Series NKES’ ability to find a replacement property manager for the Series NKES property could be challenging and time consuming and could cause Series NKES to incur significant costs to obtain a new commercial management agreement for the Series NKES property. Accordingly, if Series NKES loses its commercial management agreement, the operations at the Series NKES property could be materially and adversely affected, which could have a material adverse effect on Series NKES.

We and Series NKES depend on RPS Securities for the success of Series NKES and upon access to RPS Securities’ investment professionals and contractors. We may not find a suitable replacement for RPS Securities if the services agreement is terminated or if key personnel leave the employment of RPS Securities or otherwise become unavailable to us and Series NKES.

Neither we nor Series NKES expect to have any employees and will rely completely on RPS Securities and its affiliates to provide Series NKES with administrative and certain advisory services. Neither we nor Series NKES have separate facilities and are completely reliant on RPS Securities and its affiliates, which has significant discretion as to the implementation of the operating policies and strategies of each Series and the Series properties. RPS Securities may not be able to successfully manage the Series NKES property or implement the operating policies and strategies of Series NKES successfully, which may affect Series NKES’ ability to make or sustain distributions to the holders of ROX Series NKES ETPs.

We and Series NKES depend on the diligence, skill and network of business contacts of RPS Securities and its affiliates. We and Series NKES also expect to benefit from the personnel, relationships and experience of the executive team and other personnel of RPS Securities and its affiliates. The executive officers and key personnel of RPS Securities will assist and advise the Board to monitor and manage the Series NKES property; therefore, the success of Series NKES will depend on RPS Securities continued service. The departure of any of the senior personnel of RPS Securities or its affiliates, or of a significant number of the personnel of RPS Securities or its affiliates, could have a material adverse effect on the ability of Series NKES to achieve its investment objectives. In addition, we offer no assurance that RPS Securities will continue to provide management services to Series NKES or that we or Series NKES will continue to have access to RPS Securities’ personnel. The services agreement has an initial term of 10 years, but may be terminated by RPS Securities or Series NKES for a variety of reasons. If the services agreement is terminated and no suitable replacement is found, we may not be able to execute the business plan of Series NKES.

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Neither we nor any Series own the “ROX” name, but ROX LP and each Series may use the name pursuant to an agreement with ROX Parent. Use of the name by other parties or the termination of our license agreement may harm our business.

We have entered into an agreement with ROX Parent pursuant to which it has granted us and each Series a non-exclusive, royalty-free license to use the “ROX” name and various other intellectual property of ROX Parent. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of ROX Parent or its affiliates. Furthermore, in the event that the agreement is terminated, we will be required to change our name and cease using the name “ROX.” Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise harm our business.

If we or Series NKES fail to implement and maintain an effective system of internal controls, Series NKES may not be able to accurately determine the financial results of Series NKES or prevent fraud. As a result, holders of ROX Series NKES ETPs could lose confidence in the financial results of Series NKES, which could harm its business and the value of ROX Series NKES ETPs.

Effective internal controls are necessary for us and Series NKES to provide reliable financial reports and effectively prevent fraud. We are a newly formed entity that will develop financial and operational reporting and control systems. We may in the future discover areas of internal controls that need improvement. Section 404 of the Sarbanes‑Oxley Act of 2002 will require us and Series NKES to evaluate and report on our respective internal controls over financial reporting and, subject to the phase in provisions of JOBS Act, have our and Series NKES’ independent auditors annually issue their own opinion on our and Series NKES’ internal controls over financial reporting. While we intend to undertake substantial work to prepare for compliance with Section 404, we cannot be certain that we will be successful in implementing or maintaining adequate internal controls over our or Series NKES’ financial reporting and financial processes. Furthermore, as we establish additional Series, the internal controls required for us and all outstanding Series will become more complex, and we will require significantly more resources to ensure the internal controls for each Series remain effective. If our or Series NKES’ independent auditors discover a material weakness in our or Series NKES’ internal controls, the disclosure of that fact, even if quickly remedied, could reduce the market value of ROX Series NKES ETPs. Additionally, the existence of any material weakness or significant deficiency in respect of Series NKES’ internal controls would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner.

If we or any Series were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us or the Series to continue its business as contemplated and could have a material adverse effect on its business.

An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
•

absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets, exclusive of U.S. government securities and cash items, on an unconsolidated basis.

We believe that we are engaged primarily in the business of providing investors with direct equity ownership in single-property commercial real estate and not primarily in the business of investing, reinvesting or trading in securities. We hold ROX LP out as a holding company for the Series. We hold the Series out as REITs that, through Series subsidiaries that are wholly- or majority-owned subsidiaries of the Series, ultimately own and control commercial real estate. We do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Furthermore, neither we nor any of the Series have any material assets other than our interests in Series subsidiaries, which in turn have no material assets other than commercial real estate. We do not believe the equity interests held by the Series in Series subsidiaries are investment securities, and we believe that less than 40% of our total assets and each Series (exclusive of U.S. government securities and cash items) on an unconsolidated basis is composed of assets that could be considered investment securities. Accordingly, we do not believe that we or any Series is an inadvertent investment company by virtue of the 40% test in Section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above.

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The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. Although we intend to conduct our operations and that of each Series so that we and each Series will not be deemed to be an investment company under the Investment Company Act, if anything were to happen which would cause us or Series NKES to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act (including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees) could make it impractical for us or Series NKES to continue business as currently conducted, impair certain of our or Series NKES’ agreements, and materially adversely affect the business, results of operations and financial condition of Series NKES. In addition, we or Series NKES may be required to conduct business in a manner that does not subject us or Series NKES to the registration and other requirements of the Investment Company Act.

Holders of ROX Series NKES ETPs do not select ROX GP as our general partner or vote on the members of the Board. Accordingly, holders of ROX Series NKES ETPs have limited ability to participate in or influence our management or the management of Series NKES even as to fundamental matters.

Holders of Series NKES will have limited ability to influence decisions regarding Series NKES’ business. Under our partnership agreement, holders of ROX Series NKES ETPs have only limited voting rights, including with respect to certain amendments to our partnership agreement, certain mergers of ROX LP, a merger of Series NKES with another Series, dissolution of ROX LP and termination or dissolution, as applicable, of Series NKES. However, holders of ROX Series NKES ETPs have no voting rights with respect to removing our general partner or electing the members of the Board. Furthermore, holders of ROX Series NKES ETPs will have no right to propose nominees to the Board. As a result, holders of ROX Series NKES ETPs will have not have the typical mechanisms used by public company investors to hold management teams and boards of directors accountable. You should not purchase ROX Series NKES ETPs unless you are willing to entrust to our general partner and its affiliates with essentially all aspects of the management of your investment in ROX Series NKES ETPs.

Under our partnership agreement, ROX GP has full power and authority to do all things, other than those items that specifically require approval of holders of ROX Series NKES ETPs or by the special limited partner associated with Series NKES as set forth in the Series Designation of Series NKES, necessary or appropriate to conduct the business of ROX LP and any Series including, but not limited to, the following actions:

•

expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into equity interests of ROX LP, and incurring any other obligations;

•

making tax, regulatory and other filings, or rendering periodic or other reports to governmental or other agencies having jurisdiction over ROX LP’s and Series NKES’ business or assets (to the extent that ROX LP has any assets);

•

acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging assets of ROX LP (if any) and Series NKES or the determination to merge or otherwise combine ROX LP or Series NKES with or into another person;

•

using the assets of ROX LP (if any) and Series NKES for purposes consistent with our partnership agreement, including financings, repayment or guarantees of obligations and making capital contributions;

•	negotiating, executing and performing contracts, conveyance or other instruments;
•	distributing cash or cash equivalents;
•	selecting, employing or dismissing employees, agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;
•	maintaining insurance for the benefit ROX LP, Series NKES, any subsidiaries and indemnitees;
•

forming, acquiring an interest in, and contributing property and loaning money to, any partnerships, joint ventures, corporations, limited liability companies or other entity (including corporations, firms, trusts and unincorporated organizations);

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•

controlling all matters affecting our rights and obligations (other than certain bankruptcy matters that require the consent of the special limited partner associated with Series NKES as set forth in the Series Designation of Series NKES), including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;
•	entering into listing agreements with any national securities exchange and the delisting of some or all ROX Series NKES ETPs;
•

taking any action in connection with ROX LP’s or Series NKES’ management of any of their subsidiaries (other than certain bankruptcy matters that require the consent of the special limited partner associated with Series NKES as set forth in the Series Designation of Series NKES);

•	purchasing, selling or otherwise acquiring or disposing of ROX Series NKES ETPs; and
•	entering into agreements with any of its affiliates, including to render services to Series NKES or to itself in the discharge of its duties as ROX GP.

Our partnership agreement contains Series NKES ownership limits, which may delay or prevent a change of control.

For Series NKES to qualify as a REIT, no more than 50% in value of Series NKES’ outstanding ROX Series NKES ETPs may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own ROX Series NKES ETPs during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To assist Series NKES to comply with these limitations, among other purposes, our partnership agreement generally prohibits any person from directly or indirectly owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding ROX Series NKES ETPs. These ownership limitations could have the effect of discouraging a takeover or other transaction in which the holders of ROX Series NKES ETPs might receive a premium for their ROX Series NKES ETPs over the then prevailing market price or which the holders of ROX Series NKES ETPs might believe to be otherwise in their best interests.

The constructive ownership rules under the Code are complex and may cause the outstanding ROX Series NKES ETPs owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding ROX Series NKES ETPs by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding ROX Series NKES ETPs and thus violate these ownership limits. Our partnership agreement provides that any attempt to own or transfer ROX Series NKES ETPs in excess of the ownership limits without the consent of ROX GP or in a manner that would cause Series NKES to be “closely held” under Section 856(h) of the Code, without regard to whether ROX Series NKES ETPs are held during the last half of a taxable year, or would otherwise cause Series NKES to fail to qualify as a REIT, will result in the applicable ROX Series NKES ETPs being deemed to be transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the ownership limits or the restrictions on ownership and transfer of ROX Series NKES ETPs, any such transfer of ROX Series NKES ETPs will, to the fullest extent permitted by law, be null and void.

For as long as ROX LP is an emerging growth company, ROX LP will not be required to comply with certain reporting requirements, including those relating to accounting standards, that apply to other public entities.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. ROX LP is classified as an “emerging growth company” as defined in the JOBS Act. ROX LP will remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation);
•	the last day of the fiscal year following the fifth anniversary of this offering;

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•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or
•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

ROX LP intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, those that would require we:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of ROX LP’s or Series NKES’ system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of ROX LP or Series NKES;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise; or
•	provide certain disclosure regarding executive compensation of ROX GP required of larger public companies.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We cannot predict if investors will find ROX Series NKES ETPs less attractive if ROX LP chooses to rely on these exemptions. If some investors find ROX Series NKES ETPs less attractive as a result of any choices to reduce or delay the application of future disclosure, there may be a less active trading market for ROX Series NKES ETPs and the trading price may be more volatile.

By purchasing ROX Series NKES ETPs in this offering, you are bound by the fee shifting provision contained in our partnership agreement, which may discourage you to pursue actions against us.

Our partnership agreement  provides that each holder of ETPs agrees, to the fullest extent permitted by law, to reimburse us and our affiliates for all fees and expenses, including cost of appeal, if any, we may incur in connection with a claim, suit, action or proceeding brought by an ETP holder for which the holder does not prevail in a judgment, other than for federal securities laws claims.  THE FEE SHIFTING PROVISION CONTAINED IN OUR PARTNERSHIP AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY ETP HOLDER OF OUR COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN OUR PARTNERSHIP AGREEMENT DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT OR THE SECURITIES ACT.

Risks Related to Potential Conflicts of Interest

There may be conflicts of interests among Series NKES and other existing or future Series, which may result in opportunities that would benefit the Series NKES property being allocated to another Series property owned another Series.

Series NKES and any other existing or future Series, may own properties that compete with Series properties of another Series. If a sale, financing, leasing or other business opportunity would be suitable for Series NKES or another Series, the Board will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that the Board determines to be relevant. No Series will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other Series;
•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any other Series;

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•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any other Series; or
•	making operational and financial decisions that could be considered to be detrimental to another Series.

In addition, any decisions by the Board to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one Series more than the other Series, including Series NKES, or limit or impair the ability of any Series to pursue business opportunities. Any of these decisions may benefit one Series more than another Series, including Series NKES.

Under our partnership agreement and the services agreement, ROX GP and RPS Securities, respectively, and their respective affiliates have limited liability to us and Series NKES, and we and Series NKES have agreed to indemnify ROX GP and RPS Securities, respectively, and their respective affiliates against certain liabilities. As a result, Series NKES could experience losses for which neither ROX GP nor RPS Securities, as applicable, or their respective affiliates would be liable, which could adversely affect the financial condition and operating performance of Series NKES.

Pursuant to our partnership agreement and the services agreement, ROX GP and RPS Securities, respectively, in each case including its respective officers, members, managers, directors, personnel and other affiliates, are not liable to us and Series NKES or holders of ROX Series NKES ETPs for losses or benefits not derived by their operation of the business unless ROX GP or RPS Securities, as applicable, or its affiliates acted in bad faith (as defined in our partnership agreement) giving rise to the loss or benefit not derived or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful. Series NKES will indemnify ROX GP and RPS Securities, respectively, and, in each case, its officers, members, managers, directors, personnel and other designees for expenses, losses, damages, liabilities, demands, charges and claims arising from acts of ROX GP or RPS Securities, as applicable, unless the action was taken or omitted with the belief that such action or omission was opposed to the interest of ROX LP or Series NKES, or in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful.

In addition, additional conflicts exist and could arise in the future with RPS Securities, ROX GP and their respective affiliates, including ROX Parent and its executive officers who are also officers of ROX GP, including, without limitation: conflicts arising from our rights under agreements between us and ROX GP or RPS Securities, which we may choose not to enforce, or to enforce less vigorously, because of our desire to maintain our ongoing relationships with ROX GP or RPS Securities and their affiliates; conflicts in the amount of time that personnel of RPS Securities and its affiliates will spend on our affairs versus RPS Securities’ and its affiliates other affairs; conflicts in the amount of time that personnel of RPS Securities and its affiliates will spend on issues related to Series NKES versus any other Series; and conflicts in future transactions that we may pursue with RPS Securities and its affiliates.

Our partnership agreement contains provisions that reduce or eliminate duties, including fiduciary duties, of ROX GP and limit remedies available to holders of ROX Series NKES ETPs that might otherwise constitute a breach of duty.

Our partnership agreement contains provisions that waive or consent to conduct by ROX GP and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when ROX GP is acting for the benefit of Series NKES, although ROX GP must act in accordance with the contractual standard of good faith, ROX GP may act without any fiduciary obligations. When ROX GP is permitted to or required to make a decision in its sole discretion or discretion or pursuant to any provision of our partnership agreement not subject to an express standard of good faith, then ROX GP is entitled to consider only such interests and factors as it desires and has no duty or obligation, fiduciary or otherwise, to give any consideration to any interest of or factors affecting ROX LP, Series NKES or holders of ROX Series NKES ETPs and will not be subject to any different standards imposed by our partnership agreement, otherwise existing at law, in equity or otherwise.

The modifications of fiduciary duties contained in our partnership agreement are expressly permitted by Delaware law. Hence, ROX LP, Series NKES and the holders of ROX Series NKES ETPs only have recourse and are able to seek remedies against ROX GP if ROX GP breaches its obligations pursuant to our partnership agreement. Unless ROX GP breaches its contractual obligations pursuant to our partnership agreement, ROX LP, Series NKES and the holders of ROX Series NKES ETPs do not have any recourse against ROX GP even if ROX GP were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our partnership agreement, it provides that ROX GP or its officers and managers are not liable to ROX LP, Series NKES or the holders of ROX Series NKES ETPs for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that ROX GP or its officers and managers acted in bad faith (as defined in our partnership agreement) or with respect to any criminal conduct, with the knowledge that its conduct was unlawful.

NKES-41

Whenever a potential conflict of interest exists between ROX LP, Series NKES or any holders of ROX Series NKES ETPs, on one hand, and ROX GP or its affiliates, on the other hand, ROX GP may resolve such conflict of interest.

A holder of ROX Series NKES ETPs seeking to challenge this resolution of the conflict of interest would bear the burden of proving that ROX GP subjectively believed that such resolution was opposed to the best interests of ROX LP or Series NKES.

RPS Securities, an affiliate of ROX GP, may have different financial incentives and motivations than holders of ROX Series NKES ETPs due to the management and other fees payable to RPS Securities.

Pursuant to the services agreement, RPS Securities, an affiliate of ROX GP, is entitled to receive a management fee that is based on the equity value of Series NKES, regardless of its financial performance. Accordingly, significant management fees will be payable to affiliates of ROX GP even if Series NKES experiences losses. The management fee structure gives RPS Securities the incentive to maximize equity value by the issuance of new ROX Series NKES ETPs and the expansion of our scale of operations, regardless of the effect of this action on existing holders of ROX Series NKES ETPs. In other words, the management fee structure rewards RPS Securities primarily based on the equity value of Series NKES (as calculated in the services agreement), and not based on Series NKES’ returns to holders of ROX Series NKES ETPs. In addition, RPS Securities is entitled to certain equity acquisition fees, which further reward RPS Securities for issuances of ROX Series NKES ETPs in the future, even if the net proceeds of such offerings cannot be invested in properties with attractive yield characteristics. Any such offering may dilute Series NKES earnings and reduce distributions to Series NKES’ then-existing holders of ROX Series NKES ETPs, but would provide economic benefits to RPS Securities from both the increased management fees due to increased equity value and the equity acquisition fees payable in connection with any equity offering. In addition, RPS Securities has an economic incentive to fund future growth through the issuance of equity capital as opposed to employing debt. Although the use of debt would be expected to increase returns on equity, which might make the price of ROX Series NKES ETPs rise and, consequently, increase Series NKES’ equity value, debt financing would not be expected to have the same direct and immediate impact on management fees and equity incentive fees as equity financing.

In addition to the risk that RPS Securities may have financial incentives to take actions that are contrary to the interests of holders of ROX Series NKES ETPs, there is a risk that our fee structure does not provide adequate incentives to ensure that RPS Securities will devote its time and efforts to contain costs and maximize distributable cash. Because equity value can be increased through additional sales of ROX Series NKES ETPs at reduced prices that provide new investors with an appropriate yield and because RPS Securities is entitled to certain fees based on the net proceeds of any equity offering, there is a significant risk that RPS Securities could receive higher levels of compensation despite a failure to maximize distributable cash or achieve an attractive yield for holders of ROX Series NKES ETPs.

In addition, RPS Securities is entitled to a percentage of the net proceeds from any sale or disposition of the Series NKES property to a third party. Accordingly, RPS Securities may be incentivized to dispose of the Series NKES property when it would otherwise be in the interest of holders of ROX Series NKES ETPs not to do so. For further information regarding the fees payable pursuant to the services agreement, please see “Services Agreement with RPS Securities.”

ROX GP’s affiliates have other additional business responsibilities which could create conflicting demands on their time and resources and could therefore adversely affect the attention ROX GP or such affiliates give to, and the decisions it makes for, the holders of ROX Series NKES ETPs.

Pursuant to our partnership agreement, ROX GP may only serve as the general partner of ROX LP and each Series. However, our partnership agreement expressly permits affiliates of ROX GP to engage in other activities, including activities that may directly compete with ROX LP’s or Series NKES’ business, such as acquiring properties of the same type and in the same general market area as the Series NKES property. Those business activities could reduce the time that its affiliates devote to Series NKES’ business. To the extent such activities are directly competitive with that of Series NKES, those ROX GP affiliates’ separate business pursuits could adversely affect the performance of the Series NKES property or the value of ROX Series NKES ETPs.

The ability of affiliates of ROX GP to engage in other business activities may reduce the time those affiliates spend managing the business of Series NKES and may result in certain conflicts of interest.

Certain of the officers of ROX GP also serve or may serve as officers, directors, managers or employees of affiliates of ROX GP. These other business activities may reduce the time these persons spend managing the business of Series NKES. In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of ROX LP, Series NKES or holders of ROX Series NKES ETPs.

NKES-42

The ability of ROX GP, RPS Securities and their affiliates to manage multiple Series and the growth of their personnel may adversely affect the performance of Series NKES.

The same personnel of ROX GP, RPS Securities and their affiliates are responsible for the management of all Series, including Series NKES. Issues with Series other than Series NKES may reduce the time available to focus on Series NKES. In addition, if RPS and its affiliates are not able to increase the number of their personnel to take into account the workload for all Series or manage that increase effectively, their ability to effectively manage Series NKES may be adversely affected, which could adversely affect the performance of the Series NKES property or the value of ROX Series NKES ETPs.

We do not have a policy that expressly prohibits the managers, executive officers, security holders or affiliates of ROX GP from engaging for their own account in business activities of the types conducted by us or Series NKES.

We do not have a policy that expressly prohibits the managers, executive officers, security holders or affiliates of ROX GP from engaging for their own account in business activities of the types conducted by us or Series NKES. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits the managers and executive officers of ROX GP, as well as personnel of ROX GP or RPS Securities who provide services to us or Series NKES, from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of the independent members of the Board. In addition, the services agreement with RPS Securities does not prevent RPS Securities and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us or Series NKES.

Risks Related to an Investment in ROX Series NKES ETPs

Neither we nor ROX GP have established a minimum distribution payment level for Series NKES and Series NKES may be unable to generate sufficient cash flows from its operations to make distributions to holders of ROX Series NKES ETPs at any time in the future.

Neither we nor ROX GP have established a minimum distribution payment level for Series NKES. Series NKES’ ability to make distributions to the holders of ROX Series NKES ETPs may be adversely affected by the risk factors described in this prospectus. Series NKES may not generate sufficient income to make distributions to the holders of ROX Series NKES ETPs, and we cannot predict when distributions, consisting primarily of cash flow from the Series NKES property, will commence.

ROX GP has the sole discretion to determine the timing, form and amount of any distributions to the holders of ROX Series NKES ETPs, and there can be no assurance as to the determinations ROX GP will make in respect of any of Series NKES’ future distributions.

ROX GP has the sole discretion to determine the timing, form and amount of any distributions to the holders of ROX Series NKES ETPs, subject to applicable law. ROX GP will make determinations regarding distributions based upon, among other factors, the financial performance of Series NKES, any debt service obligations, any debt covenants and capital expenditure requirements with respect to the Series NKES property. No assurance can be given that Series NKES will be able to make distributions to the holders of ROX Series NKES ETPs at any time in the future or that the level of any distributions Series NKES may make to the holders of ROX Series NKES ETPs will increase or even be maintained over time, any of which could materially and adversely affect the market price of ROX Series NKES ETPs.

A portion of the distributions Series NKES makes to the holders of ROX Series NKES ETPs may constitute a return of capital, which would have the effect of reducing the basis of a holder’s investment in ROX Series NKES ETPs.

Distributions that Series NKES makes to the holders of ROX Series NKES ETPs generally will be taxable as dividend income. However, a portion of these distributions may be designated by Series NKES as long‑term capital gains to the extent that they are attributable to capital gain income recognized by Series NKES or may constitute a return of capital to the extent that they exceed its current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital will first reduce a holder’s adjusted tax basis in ROX Series NKES ETPs, and distributions made by Series NKES in excess of Series NKES’ current and accumulated earnings and profits and in excess of a holder’s adjusted tax basis in its ROX Series NKES ETPs will generally be taxable as capital gain.

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The historical statement of revenue and certain operating expenses of the Series NKES property and the unaudited pro forma consolidated financial statements of Series NKES included elsewhere in this prospectus should not be considered as indicative of what Series NKES’ future results or of any returns that may be expected on an investment in ROX Series NKES ETPs.

The historical statement of revenue and certain operating expenses of the Series NKES property and the unaudited pro forma consolidated financial statements of Series NKES that are included in this prospectus do not necessarily reflect what Series NKES’ financial position or results of operations would have been had Series NKES been an independent public company during the periods presented. Furthermore, this financial information is not necessarily indicative of Series NKES’ financial position or results of operations will be in the future. It is impossible for us to accurately estimate all adjustments which may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering. For additional information, please see the historical statement of revenue and certain operating expenses of the Series NKES property and the unaudited pro forma consolidated financial statements of Series NKES, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

You should not place undue reliance on the historical combined balance sheet of ROX LP included elsewhere in this prospectus when considering whether to invest in ROX Series NKES ETPs.

The historical combined financial statements of ROX LP included in this prospectus are responsive to our financial statement reporting obligations under the Securities Act and the rules and regulations promulgated thereunder by the SEC. Such financial statements are presented on a combined basis, including the financial condition of all Series to be offered in this offering and the concurrent offerings. However, pursuant to our partnership agreement and the Delaware Act, a purchaser of ROX Series NKES ETPs is making an investment solely in the assets, liabilities and future performance of Series NKES. You should not therefore place undue reliance on the historical combined financial statements of ROX LP included elsewhere in this prospectus.

You should not place undue reliance on the appraisal of the Series NKES property included elsewhere in this prospectus when considering whether to invest in ROX Series NKES ETPs.

We have received an appraisal of the Series NKES property from BBG, Inc. as of                        , 2021.  See “Experts.” The appraisal was prepared in conformity with the Uniform Standards of Professional Appraisal Practice and utilized three approaches to value: the cost approach, the sales comparison approach and the income capitalization approach, leading to a final opinion of the appraised value of the Series NKES property by the appraiser. A copy of BBG, Inc.’s appraisal is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”  The appraised value of the Series NKES property reflects the appraised market value as of the appraisal date.  However, an appraised value and the methodology and data used in developing such appraised value are subject to various assumptions, risks and limitations, including  with respect to the sales comparison approach and, in part, the cost approach (particularly with respect to the underlying land value), the relevance of comparable properties due to their various physical, locational, legal and geographic differences, the appropriateness of adjustments applied by the appraiser to such comparable properties and the sufficiency of comparable sales data and, with respect to the income capitalization approach, the comparability, relevance and sufficiency of market data regarding income, expenses and rates of return (particularly the appropriateness of the capitalization and discount rates applied).  An appraised value is not a bona fide third-party offer to purchase the Series NKES property or a guarantee of any value Series NKES would obtain if it were to dispose of the Series NKES property, obtain financing or engage in any other transaction as of the appraisal date or in the future. Accordingly, you should not place undue reliance on the appraisal of the Series NKES property included elsewhere in this prospectus when considering whether to invest in ROX Series NKES ETPs.

The market price of ROX Series NKES ETPs may be volatile due to numerous circumstances beyond the control of ROX LP or Series NKES.

The trading prices of equity securities issued by REITs historically have been affected by changes in market interest rates. One of the factors that may influence the price of ROX Series NKES ETPs is the annual yield from distributions on ROX Series NKES ETPs as compared to yields available on other investments. An increase in market interest rates, or a decrease in Series NKES’ distributions to the holders of ROX Series NKES ETPs, may lead prospective purchasers of ROX Series NKES ETPs to demand a higher annual yield, which could reduce the market price of ROX Series NKES ETPs.

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Other factors that could affect the market price of ROX Series NKES ETPs include the following:

•	changes in market valuations of companies in the commercial real estate industry;
•	changes in expectations of future financial performance of Series NKES or changes in estimates of securities analysts;
•	fluctuations in stock market prices and volumes;
•	issuances of ROX Series NKES ETPs or other securities of Series NKES in the future;
•	the addition or departure of key personnel of ROX GP or its affiliates; and
•	announcements by ROX LP or its competitors of acquisitions, investments or strategic alliances.

You are not assured of a return of your investment, and under certain circumstances you could be required to return distributions made to you.

If we were to make an impermissible distribution, a holder of ROX Series NKES ETPs who received such a distribution and knew at the time of the distribution that the distribution was in violation of applicable law would be liable to Series NKES for the amount of the distribution. Series NKES’ operating revenues and sales proceeds must be applied first to its expenses, and any amounts realized on liquidation of ROX LP or the termination (or dissolution, to the extent Series NKES has been converted to a registered series under the Delaware Act) of Series NKES must be used first to satisfy all creditors, before any remaining revenues, proceeds or liquidation amounts may be made available to holders of ROX Series NKES ETPs. Accordingly, there is no assurance that you will receive any return on your investment or even recover all or any portion of that investment. Moreover, although as a holder of ROX Series NKES ETPs your financial risk will generally be limited to your invested capital, certain laws intended to protect creditors could require you to return some or all of a distribution if, at the time the distribution was made, Series NKES’ or ROX LP’s liabilities exceeded the value of its assets or it was otherwise insolvent.

Series NKES’ future acquisitions, if any, may not yield the returns it expects, and holders of ROX Series NKES ETPs will not have an opportunity to evaluate these investments.

Series NKES’ future acquisitions, if any, and its ability to successfully operate the properties it acquires in such acquisitions may be exposed to the following significant risks:

•

Series NKES’ ability to identify well-performing properties and achieve its investment objectives depends upon the performance of RPS Securities and its affiliates in the acquisition of such investments and the determination of any financing arrangements;

•	even if Series NKES is able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;
•	Series NKES may acquire properties that are not accretive to its results upon acquisition, and it may not successfully manage those properties to meet its expectations;
•	Series NKES may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;
•

Series NKES may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into its existing operations, and as a result its results of operations and financial condition could be adversely affected; and

•

Series NKES may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown or greater than expected liabilities such as liabilities for clean-up of environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, managers, officers and others indemnified by the former owners of the properties.

In addition, holders of ROX Series NKES ETPs will be unable to evaluate the economic merits, transaction terms or other financial or operational data of specific real estate projects before Series NKES invests in them. Series NKES expects

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to rely entirely on the ability of RPS Securities and ROX GP to select suitable and successful investment opportunities. Series NKES will not provide holders of ROX Series NKES ETPs with information to evaluate Series NKES’ proposed investments prior to its acquisition of those investments. Furthermore, ROX GP, the Board and RPS Securities will have broad discretion in implementing investment policies with respect to Series NKES. These factors increase the risk that your investment in ROX Series NKES ETPs may not generate returns consistent with your expectations. Furthermore, to the extent Series NKES acquires any additional properties, the risks described elsewhere in this “Risk Factors” would apply to those properties and the addition of those properties may have the effect of heightening many of the other risk and uncertainties set forth herein.

Risks Related to Tax Matters

Failure of Series NKES to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to holders of ROX Series NKES ETPs.

We intend to treat each Series, including Series NKES, as a separate business entity for U.S. federal income tax purposes and ROX LP as a non-entity for U.S. federal income tax purposes. Consistent with this approach, the Internal Revenue Service (“IRS”) has issued proposed Treasury Regulations that provide that each individual series of a domestic series limited partnership will generally be treated as a separate entity formed under local law, with each such individual series’ classification for U.S. federal income tax purposes determined under general tax principles and the entity classification (“check-the-box”) rules. Although not expected based on the proposed Treasury Regulations, if the IRS were to adopt a different approach than the one adopted in the proposed Treasury Regulations and successfully challenge our treatment of each Series as a separate business entity and ROX LP as a non-entity for U.S. federal income tax purposes, we expect that ROX LP, together with every Series, would be treated as a single entity whose U.S. federal income tax treatment would be uncertain. For example,  ROX LP and every Series could be treated, collectively, as a single corporation with multiple classes of equity interests that has filed an election to be taxed as a REIT for U.S. federal income tax purposes. In that event, the timing, amount and character of distributions to holders of ETPs of each Series could be adversely impacted, and the ability of each  Series to qualify as a REIT could be adversely impacted.

Failure of Series NKES to qualify as a REIT would materially and adversely affect Series NKES and the value of ROX Series NKES ETPs.

Series NKES has been organized and intends to operate in a manner that will enable it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. Series NKES has not requested, and does not intend to request, a ruling from the IRS, that it will qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Therefore, we cannot guarantee that Series NKES will qualify as a REIT or that Series NKES will remain qualified as such in the future. If Series NKES loses its REIT status, it will face significant tax consequences that would substantially reduce Series NKES’ cash available for distribution to holders ROX Series NKES ETPs for each of the years involved because:

•	Series NKES would not be allowed a deduction for distributions to holders of ROX Series NKES ETPs in computing its taxable income and would be subject to U.S. federal corporate income tax;
•	Series NKES could be subject to increased state and local taxes; and
•

unless Series NKES is entitled to relief under applicable statutory provisions, Series NKES could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified.

Any such corporate tax liability could be substantial and would reduce the cash available for, among other things, Series NKES’ operations and distributions to holders of ROX Series NKES ETPs. In addition, if Series NKES fails to qualify as a REIT, Series NKES will not be required to make distributions to holders of ROX Series NKES ETPs. As a result of all these factors, Series NKES’ failure to qualify as a REIT also could impair its ability to expand its business and raise capital, and could materially and adversely affect the trading price of ROX Series NKES ETPs.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of Series NKES may affect Series NKES’ ability to qualify as a REIT. To qualify as a REIT, Series NKES must satisfy a number of requirements, including requirements regarding the ownership of ROX Series NKES ETPs, requirements regarding the composition of Series NKES’ assets and requirements regarding the sources of Series NKES’ income. Also, Series NKES must make distributions to its holders aggregating annually at least 90% of Series NKES’ REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains.

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In addition, legislation, new regulations, administrative interpretations or court decisions may materially and adversely affect investors of ROX Series NKES ETPs, Series NKES’ ability to qualify as a REIT for U.S. federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if Series NKES qualifies as a REIT for U.S. federal income tax purposes, Series NKES may be subject to some federal, state and local income, property and excise taxes on its income or property and, in certain cases, a 100% penalty tax, in the event Series NKES sells property as a dealer. In addition, Series NKES’ taxable REIT subsidiary, or TRS (if any), will be subject to income tax as a regular corporation in the jurisdictions in which it operates.

Series NKES will require significant oversight as a result of Series NKES’ election to qualify as a REIT.

We intend for Series NKES to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. To qualify as a REIT, Series NKES must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series NKES ETPs. Satisfying these requirements involves monitoring various factual matters, applying highly technical and complex provisions of the Code and meeting ongoing reporting obligations, which may divert ROX GP’s and its affiliates’ attention from the operations of ROX LP and Series NKES.

If the Series NKES subsidiaries are treated as corporations for U.S. federal income tax purposes, Series NKES may cease to qualify as a REIT.

We believe that certain Series NKES subsidiaries qualify as disregarded entities or partnerships for U.S. federal income tax purposes. As disregarded entities or partnerships for U.S. federal income tax purposes, such Series NKES subsidiaries will not be subject to U.S. federal income tax on their income. Instead, in the case of a Series NKES subsidiary treated as a partnership for U.S. federal income tax purposes, each of the applicable Series NKES subsidiary’s partners, including Series NKES, will be required to include in its income its allocable share of the applicable Series NKES subsidiary’s income. No assurance can be provided, however, that the IRS will not challenge such Series NKES subsidiary’s status as a disregarded entity or partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating any such Series NKES subsidiary as a corporation for U.S. federal income tax purposes, Series NKES would fail to meet the gross income tests and could fail certain of the asset tests applicable to REITs. As a result, Series NKES could cease to qualify as a REIT and the applicable Series NKES subsidiary would become subject to U.S. federal income tax and may become subject to state and local income tax. The payment by such Series NKES subsidiary of income tax would significantly reduce the amount of cash available to such Series NKES subsidiary to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including Series NKES.

Complying with the REIT requirements may affect Series NKES’ profitability and may force Series NKES to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, Series NKES must continually satisfy tests concerning, among other things, the nature and diversification of assets, the sources of income and the amounts distributed to holders of ROX Series NKES ETPs. Series NKES may be required to liquidate or forgo otherwise attractive investments to satisfy the asset and income tests or to qualify under certain statutory relief provisions. Series NKES also may be required to make distributions to holders of ROX Series NKES ETPs at disadvantageous times or when Series NKES does not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause Series NKES: to sell assets in adverse market conditions; to borrow on unfavorable terms; or to distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could materially and adversely affect Series NKES. Moreover, if Series NKES is compelled to liquidate its investments to meet any of these asset, income or distribution tests, or to repay obligations to its lenders, Series NKES may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

Series NKES may be forced to borrow funds to maintain its REIT status, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause Series NKES to curtail its investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect Series NKES.

To qualify as a REIT, Series NKES generally must distribute to holders or ROX Series NKES ETPs, at least 90% of its REIT taxable income each year, determined without regard to the dividends paid deduction and excluding any net capital gains, and Series NKES will be subject to U.S. federal corporate income taxes on its undistributed taxable income to the extent that it distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid

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deduction and including any net capital gains, each year. In addition, Series NKES will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by the Series in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. To maintain REIT status and avoid the payment of income and excise taxes, Series NKES may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Series NKES’ access to third-party sources of capital depends on a number of factors, including the market’s perception of Series NKES’ growth potential, its current debt levels, the market price of ROX Series NKES ETPs and Series NKES’ current and potential future earnings. We cannot assure you that Series NKES will have access to such capital on favorable terms at the desired times, or at all, which may cause Series NKES to curtail its investment activities and/or to dispose of assets at inopportune times, and could materially and adversely affect its financial condition, results of operations, cash flow, cash available for distributions to holders of ROX Series NKES ETPs and per share trading price of ROX Series NKES ETPs.

Ownership of taxable REIT subsidiaries, each referred to as a TRS, is subject to certain restrictions, and Series NKES will be required to pay a 100% penalty tax on certain income or deductions if its transactions with its TRSs are not conducted on arm’s length terms.

Series NKES may own securities in TRSs. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of the value of Series NKES’ total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test, and not more than 20% of the value of Series NKES’ total assets may be represented by securities of TRSs. We anticipate that the aggregate value of the stock and securities of any TRS and other nonqualifying assets that Series NKES would own will be less than 25% (or 20%, as applicable) of the value of Series NKES’ total assets, and Series NKES will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, ROX GP intends to structure Series NKES’ transactions with any TRSs that Series NKES owns to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that Series NKES will be able to comply with the above limitations or to avoid application of the 100% excise tax discussed above.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of ROX Series NKES ETPs.

Dividends treated as “qualified dividend income” payable to U.S. stockholders that are individuals, trusts and estates are generally subject to tax at preferential rates, currently at a maximum federal rate of 20%. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates applicable to qualified dividend income. U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per ETP trading price of ROX Series NKES ETPs.

The tax imposed on REITs engaging in “prohibited transactions” may limit Series NKES’ ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although Series NKES does not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of Series NKES’ business, unless a sale or disposition qualifies under certain statutory

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safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with Series NKES’ characterization of its properties or that Series NKES will always be able to make use of the available safe harbors.

The ability of ROX GP to revoke the REIT election of Series NKES without the approval of holders or ROX Series NKES ETPs may cause adverse consequences to such holders.

Our partnership agreement provides that ROX GP may revoke or otherwise terminate the REIT election of Series NKES, without the approval of holders or ROX Series NKES ETPs, if ROX GP determines that it is no longer in the best interest of Series NKES to continue to qualify as a REIT. If Series NKES ceases to qualify as a REIT, it would become subject to U.S. federal income tax on its net taxable income and it generally would no longer be required to distribute any of its net taxable income to holders or ROX Series NKES ETPs.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. Series NKES and holders of ROX Series NKES ETPs could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

General Risk Factors

We are a newly formed entity and are subject to the risks of any newly established business enterprise, and we may not be able to successfully operate as a public company going forward.

As a newly formed business entity, we are subject to the risks of any newly established business enterprise. We cannot assure you that we will be able to successfully operate ROX LP as a publicly traded entity, including the requirements to timely meet disclosure requirements of the SEC, and comply with the Sarbanes-Oxley Act of 2002, as amended. Upon the completion of this offering, we will be required to develop and implement control systems and procedures to satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with the NYSE listing standards, and this offering and the concurrent offerings could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a public entity could materially and adversely affect us. In addition, we may not be able to effectively manage our anticipated growth, including in connection with any additional Series we expect to establish in the future, any of which could have a material adverse effect on us and Series NKES.

Operational risks, including those associated with cyber security threats, may disrupt our businesses, result in losses or limit Series NKES’ growth.

Series NKES will rely heavily on the financial, technology, accounting, information and other data processing systems of us, ROX GP and RPS Securities and their affiliates. We, ROX GP, RPS Securities, their affiliates and Series NKES face various security threats on a regular basis, including ongoing cyber security threats to and attacks on its information technology infrastructure that are intended to gain access to its proprietary information, destroy data or disable, degrade or sabotage its systems. These security threats could originate from a wide variety of sources, including unknown third parties, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our information technology networks and related systems.

The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Such attacks may target us, ROX GP, RPS Securities, their affiliates or Series NKES because they may hold a significant amount of confidential and sensitive information, about investments, investors, each property and potential investments. As a result, we, ROX GP, RPS Securities, their affiliates and Series NKES may face a heightened risk of a security breach or disruption with respect to this information resulting from an attack by computer hackers, foreign governments, cyber extortionists or cyber terrorists. If successful, these types of attacks on our systems or the systems of ROX GP, RPS Securities or their affiliates could, among other things:

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•

result in unauthorized access to, destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours, ROX GP, RPS Securities or others, including personally identifiable and account information that could be used for competitive disruptive, destructive or otherwise harmful purposes and outcomes;

•	result in unauthorized access to or changes to our financial accounting and reporting systems and related data;
•	result in the theft of funds;
•	result in the inability to maintain building systems relied on by tenants;
•	require significant management attention and resources to remedy any damage that results;
•

subject us, ROX GP, RPS Securities, their affiliates or Series NKES to regulatory penalties or claims for breach of contract, damages, credits, penalties or terminations of leases or other agreements; or

•	damage our reputation among tenants and investors.

There can be no assurance that the various procedures and controls we, ROX GP, RPS Securities or their affiliates use to mitigate these threats will be sufficient to prevent disruptions to their systems, especially because the cyber-attack techniques used change frequently or are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, Series NKES could suffer substantial financial loss, increased costs, a disruption of its businesses, liability to its funds and holders of ROX Series NKES ETPs, regulatory intervention or reputational damage. The costs related to these cyber or other security threats or disruptions may not be fully insured or indemnified by other means.

Failure to maintain the security of information and technology networks, including personally identifiable employee and investor information, intellectual property and proprietary business information could have a material adverse effect on us and Series NKES.

We, ROX GP, RPS Securities, their affiliates and Series NKES are subject to various risks and costs associated with the collection, handling, storage and transmission of sensitive information, including those related to compliance with U.S. and foreign data collection and privacy laws and other contractual obligations, as well as those associated with the compromise of the systems collecting that information. In the ordinary course of business, we, ROX GP, RPS Securities, their affiliates and Series NKES collect and store sensitive data, including proprietary business information and intellectual property, and personally identifiable information in data centers and on networks. The secure processing, maintenance and transmission of this information are critical to our operations and that of ROX GP, RPS Securities, their affiliates and Series NKES. There can be no assurance that investments to ensure integrity of these systems or actions to safeguard against failures or security breaches will provide protection. In addition, ROX GP, its affiliates and their employees may be the target of fraudulent emails or other targeted attempts to gain unauthorized access to proprietary or sensitive information. A significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of investor, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us, ROX GP, RPS Securities, their affiliates or Series NKES by the U.S. federal and state governments, or other jurisdictions or by various regulatory organizations or exchanges. Such an event could additionally disrupt Series NKES’ operations, damage our reputation or that of ROX GP, RPS Securities, their affiliates or Series NKES, result in a loss of a competitive advantage, impact our or Series NKES’ ability to provide timely and accurate financial data, and cause a loss of confidence in our services and financial reporting, which could materially adversely affect us and Series NKES.

Third-party expectations relating to environmental, social and governance factors may impose additional costs and expose us and Series NKES to new risks.

There is an increasing focus from certain investors and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in Series NKES if they believe our or Series NKES’ policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards. In addition, the criteria by which companies’ corporate responsibility practices are assessed are evolving, which could result in greater

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expectations of us and Series NKES and cause us or Series NKES to undertake costly initiatives to satisfy such new criteria. Alternatively, if we or Series NKES elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third-party provider, some investors may conclude that our or Series NKES’ policies with respect to corporate responsibility are inadequate. We or series NKES may face reputational damage in the event that our or Series NKES’ corporate responsibility procedures or standards do not meet the standards set by various constituencies. Furthermore, if our or Series NKES’ competitors’ corporate responsibility performance is perceived to be greater than ours or Series NKES, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we or Series NKES communicate certain initiatives and goals regarding environmental, social and governance matters, we or Series NKES could fail, or be perceived to fail, in our or Series NKES’ achievement of such initiatives or goals, or we or Series NKES could be criticized for the scope of such initiatives or goals. If we or Series NKES fail to satisfy the expectations of investors, tenants and other stakeholders or our or Series NKES’ initiatives are not executed as planned, our and Series NKES’ reputation and financial results could be adversely affected.

We do not know whether an active, liquid and orderly trading market will develop for ROX Series NKES ETPs or what the market price of ROX Series NKES ETPs will be and as a result it may be difficult for you to sell ROX Series NKES ETPs.

Prior to this offering, there has been no market for ROX Series NKES ETPs, and an active trading market of ROX Series NKES ETPs may never develop or be sustained. Additionally, the market value of ROX Series NKES ETPs may decrease from the public offering price. As a result of these and other factors, you may be unable to resell ROX Series NKES ETPs at or above the public offering price. The lack of an active market may impair your ability to sell ROX Series NKES ETPs at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of ROX Series NKES ETPs. The market price of ROX Series NKES ETPs may be volatile, and you could lose all or part of your investment. Broad market and industry factors may negatively affect the market price of ROX Series NKES ETPs, regardless of Series NKES’ actual operating performance. The realization of any of these risks could have a dramatic and material adverse impact on the market price of ROX Series NKES ETPs.

All net proceeds in excess of applicable expenses will be paid to the seller of the Series NKES Property, which will cause investors in this offering to be diluted.

The Series NKES subsidiary’s agreement with the seller of the Series NKES property requires the Series NKES subsidiary to pay any net proceeds in excess of applicable expenses from this offering to the seller of the Series NKES property. As a result, a larger offering size will simply mean that the Series NKES subsidiary will pay more for the Series NKES property rather than the proceeds being used for some other purpose. This arrangement will cause immediate and potentially substantial dilution to purchasers of ROX NKES ETPs in this offering.

Future issuances of ROX Series NKES ETPs may have an adverse effect on the trading price of ROX Series NKES ETPs.

We cannot predict the effect, if any, of future sales of ROX Series NKES ETPs on the market price of ROX Series NKES ETPs. Sales of substantial amounts of ROX Series NKES ETPs or the perception that such sales could occur may adversely affect the prevailing market price for ROX Series NKES ETPs. We may issue additional ROX Series NKES ETPs in subsequent public offerings or private placements to make new investments or for other purposes. We are not required to offer any ROX Series NKES ETPs (or any other ETPs) to existing holders of ROX Series NKES ETPs on a preemptive basis. Therefore, it may not be possible for existing holders of ROX Series NKES ETPs to participate in such future ETP issuances, which may dilute the existing interests of holders of ROX Series NKES ETPs in Series NKES.

Future offerings of debt or equity securities ranking senior to ROX Series NKES ETPs may limit the operating and financial flexibility of Series NKES and may adversely affect the market price of ROX Series NKES ETPs.

If we decide to issue debt or equity securities of Series NKES in the future ranking senior to ROX Series NKES ETPs or Series NKES otherwise incurs indebtedness, it is possible that these securities or indebtedness will be governed by an indenture or other instrument containing covenants restricting the operating flexibility of Series NKES and limiting its ability to make distributions to the holders of ROX Series NKES ETPs. Additionally, any convertible or exchangeable securities of Series NKES that we issue in the future may have rights, preferences and privileges, including with respect to distributions, more favorable than those of ROX Series NKES ETPs and may result in dilution to owners of ROX Series NKES ETPs. Because our decision to issue debt or equity securities of Series NKES in any future offering or otherwise incur indebtedness of Series NKES will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of future offerings or financings by or related to Series NKES, any of which could reduce the market price of Series NKES and dilute the value of ROX Series NKES ETPs.

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FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Use of Proceeds,”  “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Property,” “Distribution Policy” and elsewhere in this prospectus constitute forward-looking statements. These forward-looking statements are based on our beliefs, assumptions and expectations of the future performance of ROX LP, Series NKES and ROX Series NKES ETPs, taking into account information currently available to us as of the date of this prospectus. In some cases, you can identify forward‑looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology. Statements regarding the following subjects, among others, are forward-looking by their nature:

•	use of proceeds of this offering;
•	the ability of Series NKES to complete the acquisition of the Series NKES property on the anticipated timeline or at all;
•	ROX LP’s and Series NKES’ business strategy;
•	Series NKES’ expected leverage;
•

Series NKES’, the Series NKES holding company’s and the Series NKES subsidiaries ability to assume the loans that currently encumber the Series NKES property in connection with the transactions described in this prospectus or to refinance the loans prior to their maturity date and to obtain future financing arrangements;

•	the expected leverage of Series NKES, the Series NKES holding company or the Series NKES subsidiaries;
•	estimates or statements relating to, and Series NKES’ ability to make, future distributions;
•	Series NKES’ ability to compete in the marketplace;
•	market, industry and economic trends; and
•	Series NKES’ ability to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes.

Our beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If any such change occurs, the business, financial condition, liquidity, results of operations and prospects of ROX LP or Series NKES, the ability of Series NKES to satisfy its debt service obligations (if any), the ability of Series NKES to make cash distributions to the holders of ROX Series NKES ETPs and the market price of ROX Series NKES ETPs may vary materially from those expressed in, or implied by, our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to ROX Series NKES ETPs, along with, among others, the following factors that could cause actual results to vary from our forward-looking statements:

•	the factors referenced in this prospectus, including those set forth under “Risk Factors” and “Business and Property;”
•

our ability and the ability of the Series NKES property manager to successfully operate the Series NKES property and generate sufficient operating cash flows to make and sustain distributions to holders of ROX Series NKES ETPs;

•	the ability of RPS Securities to adequately provide advisory services to us;
•	general volatility of the capital markets;
•	defaults on or non-renewal of the lease by the Series NKES tenant and Series NKES’ ability to re-lease the Series NKES property at or above current market rates;
•	adverse economic or real estate conditions generally, and specifically, in the State of New York;
•	risks associated with an investment in real estate assets, which are illiquid, and with trends in the real estate industry;

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•	costs to comply with government regulations, including environmental remediations;
•	potential losses that may not be covered by insurance;
•	changes in Series NKES’ investment objectives and business strategy;
•

our dependence on RPS Securities and the Series NKES property manager and our ability to find a suitable replacement if RPS Securities or the Series NKES property manager were to terminate the applicable agreement related to Series NKES or Series NKES property;

•	limitations on Series NKES’ business due to the REIT qualification requirements; and
•	the degree and nature of competition related to Series NKES or the Series NKES property.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not rely on these forward-looking statements, which apply only as of the date of this prospectus. We are not obligated, and do not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws.

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USE OF PROCEEDS

We estimate that the aggregate net proceeds from this offering, after deducting the underwriting discounts and commissions payable by Series NKES, will be approximately $213.1 million based on an assumed initial public offering price of $        per ROX Series NKES ETP, which is the price required to fund the acquisition of the Series NKES property and the related items set forth below.

•	$200.7 million to acquire the Series NKES property from the current owner, subject to closing pro-rations and adjustments;
•	approximately $3.0 million of cash reserves related to Series NKES;
•	approximately $2.5 million of real estate transaction costs related to the acquisition of the Series NKES property, including reimbursements to ROX Parent;
•	approximately $2.7 million of financing costs related to the assumption of the Series NKES debt; and
•	approximately $ million of a transaction and expense fee to RPS Securities.

Any excess net proceeds due to a higher price per ROX Series NKES ETP, after deducting the transaction and expense fee to RPS Securities applicable to such excess, will be paid to the current owner of the Series NKES property as additional purchase price consideration. For additional information regarding the reimbursements to ROX Parent, please see “Certain Relationships and Related Party Transactions.”

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DISTRIBUTION POLICY

We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on               , 2021, based on a distribution rate of $       per ROX Series NKES ETP for a full quarter. On an annualized basis, this would be $       per ROX Series NKES ETP, or an annualized distribution rate of approximately        % based on the price required to fund the acquisition of the Series NKES property. We estimate that this initial annual distribution rate will represent approximately      % of Series NKES’ estimated cash available for distribution to holders of ROX Series NKES ETPs for the twelve months ending                  ,                . Our intended initial annual distribution rate has been established based on Series NKES’ estimate of cash available for distribution for the twelve months ending               ,           , which we have calculated based on adjustments to Series NKES’ pro forma net income for the twelve months ended                  ,            . This estimate was based on Series NKES’ pro forma operating results and does not take into account its long-term business and growth strategies, nor does it take into account any unanticipated expenditures it may have to make or any financings for such expenditures. In estimating Series NKES’ cash available for distribution for the twelve months ending          ,          , we have made certain assumptions as reflected in the table and footnotes below.

Because we have made the assumptions described herein in estimating Series NKES’ cash available for distribution, we do not intend this estimate to be a projection or forecast of Series NKES’ actual results of operations, liquidity or financial condition, and we have estimated Series NKES’ cash available for distribution for the sole purpose of determining its estimated initial annual distribution amount. Our estimate of Series NKES’ cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of Series NKES’ liquidity or its ability to make distributions. In addition, the methodology upon which we made the adjustments described herein is not necessarily intended to be a basis for determining future distributions.

We intend to maintain Series NKES’ initial distribution rate for the 12 months following the completion of this offering unless its results of operations, liquidity, cash flows, financial condition, prospects, economic conditions or other factors differ materially from the assumptions used in projecting Series NKES’ initial distribution rate. We believe that our estimate of Series NKES’ cash available for distribution constitutes a reasonable basis for setting the initial distribution rate. However, we cannot assure you that our estimate will prove accurate, and actual distributions may therefore be significantly below the expected distributions. Series NKES’ actual results of operations will be affected by a number of factors, including the revenue received from the Series NKES property, Series NKES’ operating expenses, interest expense (if any) and unanticipated capital expenditures. Series NKES may, from time to time, be required, or elect, to incur debt or otherwise to pay distributions.

We cannot assure you that Series NKES’ estimated distributions will be made or sustained or that ROX GP will not change its distribution policy in the future. Any distributions will be at the sole discretion of ROX GP, and their form, timing and amount, if any, will depend upon a number of factors, including Series NKES’ actual and projected results of operations, liquidity, cash flows and financial condition, the revenue Series NKES actually receives from the Series NKES property, Series NKES’ operating expenses, its debt service requirements (if any), its capital expenditures, prohibitions and other limitations under its financing arrangements (if any), its REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as ROX GP deems relevant. For more information regarding risk factors that could materially and adversely affect Series NKES and its ability to make cash distributions, please see “Risk Factors.” If Series NKES’ operations do not generate sufficient cash flow to enable it to pay our intended or required distributions, Series NKES may be required either to fund distributions from working capital, incur debt or raise equity or to reduce such distributions.

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay tax at the corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “U.S. Federal Income Tax Considerations.” We anticipate that Series NKES’ estimated cash available for distribution will be sufficient to enable it to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, Series NKES may be required to make distributions in excess of cash available for distribution to meet these distribution requirements or to avoid or minimize the imposition of tax and Series NKES may need to borrow funds to make certain distributions.

The following table sets forth calculations relating to the estimated initial distribution based on Series NKES’ pro forma net income for the twelve months ended                 ,       and is provided solely for the purpose of illustrating the estimated initial distribution and is not intended to be a basis for determining future distributions. Dollar amounts are in thousands except per ROX Series NKES ETP amounts.

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CAPITALIZATION

The following table sets forth Series NKES’ actual capitalization at December 31, 2020, and its pro forma capitalization as of December 31, 2020, after giving effect to this offering, the acquisition of the Series NKES property and the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus, based on an initial public offering price of $     per ROX Series NKES ETP. This table should be read in conjunction with the sections entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Series NKES’ historical and pro forma financial statements and related notes included elsewhere in this prospectus.

	December 31, 2020
	Actual	Pro Forma (1)

Total debt	$—	$—
1 ROX Series NKES ETP outstanding, actual, and ROX Series NKES ETPs outstanding, pro forma	100	—
Total equity	100	—
Total capitalization	$100	$—

(1)

ROX Parent currently holds one ROX Series NKES ETP in Series NKES for which it made a capital contribution of $100. Upon the completion of this offering, Series NKES shall redeem that ETP from ROX Parent for the original capital contribution of $100.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion pertains to the financial condition, results of operations and liquidity of Series NKES. ROX Financial LP has no business operations other than those of any Series. On a combined basis, ROX Financial LP has no business operations during the period from its inception on January 15, 2020 through December 31, 2020. This discussion should be read together with “Business and Property,” the pro forma consolidated financial statements and the historical consolidated balance sheet, including the related notes to each of these financial statements, of Series NKES that are included elsewhere in this prospectus. Where appropriate, this discussion includes the effects of the completion of the acquisition of the Series NKES property, the completion of this offering and the use of the net proceeds therefrom. This discussion also contains forward-looking statements based upon current expectations that involve risks and uncertainties. The actual results of Series NKES may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under “Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Overview

ROX Financial LP

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. Each Series is intended to be a permanent capital vehicle, and we expect each Series to be independently listed on a national stock exchange. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

Concurrently with this offering, we are conducting ETP offerings of two other Series, or the concurrent offerings. Each of the three Series will indirectly own a stabilized, income-generating property located in a primary market and subject to a long-term lease with a single investment-grade credit tenant that provides for periodic contractual rental escalations with a single investment-grade credit tenant. The closing of each offering and the acquisition of the related Series property are independent and are not conditioned on the closing of any other offering or acquisition.

Series NKES

This prospectus relates to the initial offering of ROX Series NKES ETPs. On December 28, 2020,  Series NKES was created for the purpose of acquiring the Series NKES property. ROX NKES Soho NY LLC, or Series NKES subsidiary, is a wholly owned subsidiary of ROX NKES Soho NY Holdings LLC, or Series NKES holding company, which in turn is currently wholly owned by Series NKES. On December 28, 2020, the Series NKES subsidiary entered into a definitive agreement to purchase 100% of the fee simple interest in the Series NKES property. Pursuant to the purchase agreement, upon closing of the acquisition and the deemed and other contributions by an affiliate of the seller to the Series NKES holding company, Series NKES will own 90% of the Series NKES holding company and seller’s affiliate will own 10%.

The Series NKES property is a 59,278 square foot retail “street” store located in the SoHo district of New York, New York. The Series NKES property is fully leased to the Series NKES tenant under a 15-year, double net lease that commenced on May 2, 2016 and expires on January 31, 2032, with tenant options to extend. The Series NKES lease is guaranteed by the Series NKES guarantor, who guarantees the payment of all the Series NKES tenant’s obligations under the Series NKES lease. As of December 31, 2020, the Series NKES guarantor was rated AA- by Standard & Poor’s and A1 by Moody’s. However, the Series NKES guarantor’s credit rating is not a recommendation to buy, sell or hold any ROX Series NKES  ETPs and may be subject to revision or withdrawal at any time.  The acquisition of the Series NKES property by the Series NKES subsidiary is subject to the completion of this offering and customary closing conditions.

Series NKES will derive substantially all of its revenues from rents received from the Series NKES lease. Minimum scheduled rent payments due under the Series NKES lease for the first year after the completion of the acquisition by the Series NKES subsidiary are $17,600,000. Pursuant to the terms of the Series NKES lease, rent payments escalate by 10% every three years over the remaining lease term with the next escalation occurring on November 1, 2022. Series NKES will begin recognizing revenues related to the Series NKES lease upon the closing of the Series NKES property acquisition. The Series NKES property will be the sole property of Series NKES upon the closing of this offering.

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Results of Operations

Series NKES

During the period from December 28, 2020 through the date of this prospectus, Series NKES had no operations. Operations will commence upon the concurrent completion of this offering and the acquisition of the Series NKES property.

Series NKES Property

The table below presents the revenues and certain operating expenses of the Series NKES property for the years ended December 31, 2020 and 2019. This information is derived from the audited statement of revenues and certain operating expenses of the Series NKES property for the years ended December 31, 2020 and 2019, which were prepared for the purposes of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act and are included elsewhere in this prospectus.

	Years Ended December 31,
	2020	2019

Rental revenues	$20,730,121	$20,010,767

Certain operating expenses:
Property taxes	3,503,922	2,749,709
Property operating expenses	44,655	41,752
Total certain operating expenses	3,548,577	2,791,461
Total rental revenues in excess of certain operating expenses	$17,181,544	$17,219,306

Rental revenue increased by $719,354, or 3.6%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The increase in rental revenues was primarily due to an increase in recoveries from the tenant related to property taxes and property operating expenses.

Property tax expense increased $754,213, or 27.4%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The increase in property tax expense was primarily due to an increase in property tax assessments by governmental authorities.

Property operating expenses increased $2,903, or 7.0%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The increase in property operating expense was primarily due to an increase in insurance expense.

The Series NKES property may be reassessed for property tax purposes after the completion of this offering. Therefore, the amount of property taxes Series NKES pays in the future may increase from what has been paid in the past. However, Series NKES lease agreement contains provisions requiring the Series NKES tenant to assume responsibility for certain operating costs of the property, including but not limited to a portion or all of property taxes, property insurance costs, common area maintenance, utilities and other third-party maintenance expenses.  See “Business and Property—Series NKES—Series NKES Tenant and Series NKES Lease” for a description of the Series NKES lease, including the operating costs of the property for which the Series NKES subsidiary is responsible.

The discussion above is presented for informational purposes only and should be read in conjunction with Series NKES’ pro forma and historical financial statements and related notes thereto included elsewhere in this prospectus.

COVID-19 Pandemic

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, have already had a significant adverse impact on economic and market conditions around the world, including the United States and New York, where the Series NKES property is located. The impact of the COVID-19 pandemic continues to evolve. New York initially reacted to the COVID-19 pandemic by instituting quarantines, restrictions on travel, ”shelter in place” rules, stay-at-home orders, density limitations, social distancing measures, and restrictions on types of business that may continue to operate. Although some state governments and other authorities were in varying stages of lifting or modifying some of these measures, New York has generally been forced to reinstitute these measures and may, in the future, impose new, more restrictive measures, if the risks, or the perception of the risks, related to the COVID-19 pandemic worsen at any time. Furthermore, although in certain cases, exceptions are available for essential retail, research and laboratory activities and essential building services, such as

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cleaning and maintenance, there can be no assurance that such exceptions will enable us to avoid adverse impacts on us or Series NKES. In addition, there can be no assurance as to how long restrictions intended to prevent the spread of COVID-19 may remain in place, and even if such restrictions are lifted, they may be reinstituted at a later date.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic or restrictions intended to prevent its spread. Nevertheless, the ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, and the current financial, economic and capital markets environment and future developments in these and other areas present material risks and uncertainties and could also have a material adverse effect on us and Series NKES. Please see “Risk Factors— The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, could have a material adverse effect on us and Series NKES.”

Critical Accounting Policies

ROX LP, as an emerging growth company, has elected to use the extended transition period that allows us and Series NKES to defer compliance with new or revised accounting standards. This allows ROX LP and Series NKES to adopt new or revised accounting standards as of the effective date for nonpublic business entities. In certain circumstances, ROX LP and Series NKES may early adopt the standards if allowed. The accounting policies of ROX LP and Series NKES are the same. It is Series NKES’ policy to evaluate the impact of new accounting standards for application to its business, financial condition, results of operations and cash flows as they become known.

The accounting policies of Series NKES are determined in accordance with generally accepted accounting principles, or GAAP. The preparation of its consolidated financial statements requires management to make estimates and assumptions that are subjective in nature and, as a result, the actual results could differ materially from the estimates. A summary of significant accounting policies and procedures are included in “Note 2 - Significant Accounting Policies” contained in the consolidated financial statements of Series NKES, which relate to the period prior to the commencement of its business operations.

Series NKES believes the critical accounting policies described below, among others, will require management to make significant estimates and assumptions used in the preparation of its consolidated financial statements upon the commencement of its business operations.

Investments in Real Estate

Investments in real estate are carried at cost less accumulated depreciation and impairment losses, if any. The cost of investments in real estate reflects their purchase price. It is Series NKES’ policy to depreciate land improvements over 15 years, buildings over 40 years and building improvements over 15 years. Lease incentives, in-place leases, above-market and below-market leases and tenant improvements are amortized over the remaining initial lease term of the acquired lease. Amortization of in-place leases is recorded as amortization expense and amortization of above-market and below-market leases is recorded as an increase or decrease to rental revenues in the consolidated statement of operations. In the event that a tenant terminates an acquired lease prior to its expiration, the unamortized portion of the related intangible assets and liabilities is accelerated over the shortened lease period. Maintenance and repairs are expensed as incurred and major improvements are capitalized when they extend the useful life or improve the productive capacity of the property.

Series NKES will evaluate each property acquisition to determine whether it should be accounted for as an asset acquisition or a business combination. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, then the transaction is considered to be an asset acquisition. Series NKES intends for the acquisition of the Series NKES property to be accounted for as an asset acquisition.

The purchase price of an acquired property accounted for as an asset acquisition will be allocated to tangible assets, intangible assets and liabilities, the fair value adjustment to debt assumed and noncontrolling interest based on their relative fair values. Tangible assets generally include land, land improvements and buildings. Intangible assets may include the value of acquired in-place leases, above-market and below-market leases, and other identifiable intangible assets based on specific lease or property characteristics. Transaction costs incurred in connection with an asset acquisition are capitalized and included as part of the purchase price.

The fair value of tangible assets of an acquired property will be determined by valuing the property as if it were vacant utilizing a number of sources, including real estate valuations prepared by independent valuation firms. Management also considers information and other factors including market conditions, the industry that the tenant operates in, characteristics of the real estate, such as location, size, demographics, value and comparative rental rates, tenant and/or guarantor credit profile and the importance of the location of the real estate to the operations of the tenant’s business. Management’s assessment of a tenant’s and/or guarantor’s credit profile includes, when available, reviews of reports and filings (including public credit

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ratings, financial statements and debt and equity analyst reports), corporate credit spreads, stock prices, market capitalization and other financial metrics.  Series NKES also uses the information obtained as a result of the pre-acquisition due diligence to evaluate potential asset retirement obligations and, when necessary, will record an asset retirement obligation as part of the purchase price allocation.

The estimated fair value of an acquired in-place lease equals the costs that would have been incurred to lease the property to its occupancy level at the date of acquisition. The in-place lease is amortized as of the date of acquisition over the remaining initial noncancellable term of the lease to amortization expense. Acquired above-market and below-market lease values are amortized based on their present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and management’s estimate of the fair market value lease rate at the time of acquisition.

The estimated fair value of an assumed mortgage is determined based upon the current market pricing for similar types of debt with similar maturity at the date of acquisition. The fair value adjustment to debt is amortized as of the date of acquisition over the remaining term of the debt. This amortization is recorded as an increase or decrease to interest expense.

For a controlled subsidiary that is not wholly owned, the interests owned by an entity other than Series NKES represent a noncontrolling interest, which is presented separately in the consolidated financial statements.

Impairment of Long-Lived Assets

Long-lived assets of Series NKES generally consist of the tangible and intangible assets associated with its real estate investment. Long-lived assets to be held and used are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If, and when, such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. Such cash flows include expected future operating income, as adjusted for trends and prospects, as well as the effects of demand, competition and other factors. An impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. A significant judgment is made as to if and when impairment should be taken. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Assumptions and estimates used in the recoverability analyses for future cash flows, discount rates and capitalization rates are complex and subjective. In evaluating long-lived assets for recoverability, management considers current market conditions, as well as its intentions with respect to holding or disposing of the asset. Management’s intentions with regard to the underlying assets might change as market conditions change, as well as due to other factors. The valuation of impaired assets is determined using generally accepted valuation techniques, including discounted cash flow analysis, income capitalization, analysis of recent comparable sales transactions, actual sales negotiations, and purchase offers received from third parties. A single valuation technique or multiple valuation techniques, as appropriate, may be used when estimating the fair value of real estate. Changes in economic and operating conditions or management’s intentions with regard to holding or disposing of the asset that occur subsequent to an impairment analyses could impact the assumptions used and results of future impairment analysis.

Revenue Recognition

The rental revenues of Series NKES will be substantially derived from the rent received from the Series NKES tenant. The Series NKES lease is expected to be classified as an operating lease. Series NKES’ revenue recognition policy is to recognize minimum base rents on a straight-line basis over the noncancelable term of the Series NKES lease when collection of the lease payment is probable. The difference in rent received and the amount of rental revenue recognized on a straight-line basis is recorded as a tenant receivable or prepaid rent liability in the consolidated balance sheet. Capitalized above-market and below-market lease values resulting from the acquisition of the property are amortized as a decrease or increase, respectively, to rental income over the estimated period the tenant is expected to be leasing the property. Accurately estimating the term of a tenant lease is critical to the amount of revenue recognized and to the valuation of the tenant receivable or prepaid rent liability. Management also takes into account whether the collectability of rent is reasonably assured in determining the amount of straight-line rent to record. Any lease payments received from the tenant in advance of their due dates are deferred and recognized as a liability in the consolidated balance sheet.

The Series NKES lease agreement contains provisions requiring the Series NKES tenant to assume responsibility for operating costs of the property, including but not limited to property taxes, property insurance, common area maintenance, utilities and other third-party maintenance expenses. Under Accounting Standards Codification 842, Leases, or ASC 842, Series NKES elected the practical expedient upon adoption at its inception on December 28, 2020 to combine common area

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maintenance, utilities and other recoveries from the tenant, which each meet the definition of non-lease components, with rental revenues because the recognition pattern of these non-lease components, which are not the predominant components of the lease, is the same as the lease component. The revenues related to non-lease components are recognized in the same period as the related expenses are incurred. Recoveries from the tenant related to property taxes and property insurance costs are not considered components of a lease and therefore no financial consideration from a lease is allocated to these expense reimbursements because they do not result in the transfer of a good or service to a tenant. Series NKES records operating expenses related to the Series NKES property on a net basis in the Series NKES consolidated statement of operations when the tenant pays these costs directly to the third-party. Operating expenses that are paid by the Series NKES property that are subject to recovery from the Series NKES tenant pursuant to the Series NKES lease are recorded on a gross basis in the Series NKES consolidated statement of operations. Rental revenues associated with recoveries from the Series NKES tenant are considered variable lease income and therefore are not included in the calculation of straight-line rent. Such amounts are recognized as income when the amounts are earned.

To limit counterparty credit risk, we will typically seek to enter into leases with tenants with favorable credit ratings.  However, we will regularly assess the collectability of tenant receivables by, among other things, evaluating the tenant’s payment history, changes in the tenant’s and/or guarantor’s credit profile, changes in the business performance at the property and new market developments and relevant current economic factors.  As noted above, management’s assessment of a tenant’s and/or guarantor’s credit profile includes, when available, reviews of reports and filings (including public credit ratings, financial statements and debt and equity analyst reports), corporate credit spreads, stock prices, market capitalization and other financial metrics. If the probability of collection of rental income is reassessed during the lease term and no longer deemed probable, rental revenues for the tenant cease to be accounted for on a straight-line basis. In the period in which collectability is assessed and deemed unlikely, rental revenues for the specific tenant are recorded on a cash basis for this period and for future periods until either the lease expires, otherwise terminates or the circumstances negatively impacting the probability of collection are relieved. In addition, any related tenant receivables and accrued straight-line rent receivable are reversed in the period in which collectability is assessed and deemed unlikely and any future collection of these amounts is also recognized on a cash basis.

Leases

Under ASC 842, a lessor lease is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the tenant at the end of the lease term, (ii) the tenant has a purchase option that is reasonably expected to be exercised, (iii) the lease term is for a major part of the economic life of the leased property, (iv) the present value of the future lease payments and any residual value guaranteed by the tenant that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the leased property, and (v) the leased property is of such a specialized nature that it is expected to have no future alternative use at the end of the lease term. If one or more of these criteria are met, the lease will generally be classified as a sales-type lease, unless the lease contains a residual value guarantee from a third party other than the tenant, in which case it would be classified as a direct financing lease under certain circumstances in accordance with ASC 842. The acquired in-place Series NKES lease at the Series NKES property is expected to be classified as an operating lease.

Offering Costs

In connection with this offering of ROX Series NKES ETPs, affiliates of Series NKES have or will incur legal, accounting, and related costs that will be paid by RPS Securities and its affiliates, a related party advisory services provider.  RPS Securities and its affiliates are solely responsible for bearing these offering costs in accordance with the services agreement. For bearing these offering costs, RPS Securities receives a transaction and expense fee from Series NKES that is solely contingent upon the completion of the offering. This fee will be capitalized and recorded as a reduction of partners’ capital on the consolidated balance sheet of Series NKES.

Underwriting Discounts and Commissions

In connection with this offering, Series NKES will incur underwriting discounts and commissions, which will be paid by Series NKES.  Such costs will be deducted from the proceeds of this offering when it is consummated and recorded as a reduction of partners’ capital on the consolidated balance sheet of Series NKES.

Income Taxes

Series NKES intends to elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. Series NKES believes that it has been established and intends to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT commencing with

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such taxable year. To qualify as a REIT, Series NKES must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series NKES ETPs. If Series NKES fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series NKES qualifies for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on its income or property. For additional information on income taxes, please see “U.S. Federal Income Tax Considerations.”

Liquidity and Capital Resources

We estimate that the net proceeds from this offering, after deducting the underwriting discounts and commissions payable by Series NKES, will be approximately $213.1 million based on an assumed initial public offering price of $        per ROX Series NKES ETP. We are dependent upon the net proceeds from this offering to acquire the Series NKES property and to pay the related transaction and advisory fees associated with this acquisition. If this offering is unsuccessful, the Series NKES property will not be acquired.

Series NKES’ short-term liquidity requirements following the completion of this offering will primarily consist of operating expenses and other expenditures directly associated with its investment in real estate property. In addition, Series NKES will require funds for future distributions expected to be paid to the holders of ROX Series NKES ETPs following completion of this offering. Series NKES intends to satisfy its short-term liquidity requirements through cash reserves from this offering and cash flow generated from the rental revenues associated with the Series NKES lease. The Series NKES lease, which is with a single tenant for 100% of the property, commenced on May 2, 2016 and will expire on January 31, 2032, with tenant options to extend. Annualized base  rent payments due under the Series NKES lease for the year 2021 are $17.6 million. Pursuant to the terms of the Series NKES lease, rent payments escalate by 10% every three years over the remaining lease term with the next escalation occurring on November 1, 2022.

Series NKES’ long-term liquidity requirements will primarily consist of  property maintenance and capital improvement costs.

To achieve and maintain Series NKES’ qualification as a REIT, Series NKES must make distributions to the ROX Series NKES ETP holders aggregating annually at least 90% of Series NKES’ REIT taxable income excluding capital gains. As a result of this requirement, Series NKES cannot rely on retained earnings to fund its business needs to the same extent as other entities that are not REITs. If Series NKES does not have sufficient funds from its operations to fund its business needs, Series NKES will need to find alternative ways to fund those needs. Such alternatives may include incurring indebtedness or issuing equity securities in public or private transactions, the availability and attractiveness of the terms of which cannot be assured.

As of December 31, 2020, Series NKES had $100 of cash resulting from the initial investment from ROX Parent to Series NKES in exchange for one ETP of Series NKES issued to ROX Parent. We believe that following the completion of this offering, Series NKES will have access to sufficient capital to meet its capital needs for the foreseeable future.

Noncontrolling Interest

Pursuant to the purchase agreement, an affiliate of the seller will own 10% of Series NKES holding company. Control is determined using an evaluation based on accounting standards related to the consolidation of variable interest entities, or VIEs, and voting interest entities. A joint venture that is determined to be a VIE is consolidated in the financial statements of Series NKES when it is deemed to be the primary beneficiary. The entity is deemed a primary beneficiary when the entity has (i) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. The noncontrolling interest held by an affiliate of the seller of the Series NKES property is considered to be a VIE and therefore is consolidated in the financial statements of Series NKES.

A noncontrolling interest adjustment to net income (loss) is recorded each period to reflect the portion of equity in Series NKES that is owned by the affiliate of the seller. The equity held by the noncontrolling investor, including the cumulative portion of net income (loss) allocated to the noncontrolling investor is recognized within the equity component of the consolidated balance sheet.

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Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the first or second annual report on Form 10-K. Only in the event that we are deemed to be a large-accelerated filer or an accelerated filer and no longer an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements. Prior to the closing of this offering, we will not have completed an assessment of our internal controls, nor will our auditors have tested our systems.

Related Party Transactions

We have entered into an agreement with RPS Securities whereby Series NKES will pay certain fees for management and advisory services. We have also entered into a license agreement with ROX Parent to receive a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property. Please see “Certain Relationships and Related Party Transactions,” “Services Agreement with RPS Securities” and “License Agreement with ROX Parent.”

Off-Balance Sheet Arrangements, Commitments, Contractual Obligations and Quarterly Results

As of December 31, 2020, Series NKES did not have any off-balance sheet arrangements, commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as Series NKES has not conducted operations to date.

Quantitative and Qualitative Disclosures About Market Risks

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices and other market changes that affect market sensitive instruments.  In pursuing its business plan, we expect that the primary market risk to which Series NKES will be exposed is inflation.

We expect Series NKES will be exposed to inflation risk as income from the long-term lease with the Series NKES tenant will be the sole source of its cash flows from operations.  Rent escalations provisions in the Series NKES lease that raise the contractual base rent every three years are designed to mitigate the adverse impact of inflation on Series NKES.  However, due to the long-term nature of the lease, such rent escalations may not increase enough to cover inflation.

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BUSINESS AND PROPERTY

ROX LP Overview

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership, that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. Each Series is intended to be a permanent capital vehicle, and we expect each Series to be independently listed on a national stock exchange. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law. ROX LP intends to treat each Series, including Series NKES, as a separate business entity for U.S. federal income tax purposes and ROX LP as a non-entity for U.S. federal income tax purposes. ROX LP further intends for each Series, including Series NKES, to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021.

Concurrently with this offering, we are conducting ETP offerings of two other Series, or the concurrent offerings. The three Series are Series NKES, which will own a retail property tenanted by NIKE Retail Services, Inc., Series AMZL, which will own logistics property tenanted by Amazon.com Services LLC, and Series WALG, which will own a retail property tenanted by Walgreen Co. Each of the three Series will indirectly own a stabilized, income-generating property located in a primary market and subject to a long-term lease that provides for periodic contractual rental escalations with a single investment-grade credit tenant.

The acquisition of the property to be held by Series NKES and its subsidiaries, or the Series NKES property, is subject to the completion of this offering and customary closing conditions. The completion of each offering and the acquisition of the related Series property are independent and are not conditioned on the completion of any other concurrent offering or acquisition.

Commercial Real Estate Investing Overview

For generations, the wealthiest individuals and largest institutions often allocated substantial portions of their investment portfolios to income-producing commercial real estate. These investors frequently hold interests in stabilized, high-quality properties located in primary markets because they can offer a combination of potential benefits as part of a well-diversified investment portfolio, including the ability to realize:

•	inflation mitigated income;
•	capital appreciation;
•	low to moderate volatility; and
•	low to moderate correlation to the broader equity and debt public markets.

Unfortunately, the vast majority of commercial real estate has been owned and traded privately and has frequently been viewed as an “alternative asset” because it is opaque, complex and illiquid. Public market access to single property commercial real estate has thus far been missing, and among the thousands of securities listed on national exchanges, we believe none provide access to the risk-adjusted total return characteristics of single property commercial real estate. We believe the time has come for the market for single property commercial real estate to evolve.

Mission

Our mission is to make single property commercial real estate investing accessible, transparent and liquid for everyone.

Establishing ETPs as a Differentiated Investment Opportunity

We believe there is a significant market opportunity to broaden access to commercial real estate investing by offering investors access to individual properties listed on a national exchange. Following this offering and the concurrent offerings, we plan to periodically offer ETPs of additional Series that represent a diverse variety of property types and locations with the goal of empowering investors to invest in a single property or build a portfolio of specific properties based on their individual criteria. Our model is built specifically to leverage the economies of scale enabled by technology and our innovative structure to lower fees and execution costs.

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We believe we are participating in the third wave of a paradigm shift in the commercial real estate industry as described by Dr. Peter Linneman in the Wharton Real Estate Review’s “Forces Changing the Real Estate Industry Forever.”  When he released the study in 1997, Dr. Linneman predicted considerable growth would occur over the next twenty to thirty years if commercial real estate operators made significant and radical changes toward increased transparency, professionalism and consolidation.

The first shift was the exponential growth of the financial markets and securities trading, including mutual funds and exchange traded funds, in the broader markets and REITs and commercial mortgage-backed securities in the real estate market. Although the majority of commercial real estate is still traded privately, we believe this shift demonstrates the willingness of operators and investors to embrace the benefits of public real estate securities.

The second shift was the globalization and consolidation of the banks and insurance companies that were the traditional lenders to the capital intensive commercial real estate industry. When combined with the considerable growth of technology and the internet, this shift encouraged the emergence of larger, more professional commercial real estate companies. Investors came to expect, then demand, transparent and timely information related to the performance of all of their investments, from their listed equity securities to their private real estate funds. These demands have become increasingly essential in the wake of the economic changes, especially the increased focus on risk, brought about by the COVID-19 pandemic.

The final shift encourages operators to embrace efficiencies and focus on their core competencies of financing, development and managing properties. Real estate operators are increasingly exploring new technology services to market and lease space, enhance their relationship with their tenants and gather and analyze asset management data. We believe the ability to efficiently sell individual assets on a programmatic basis is the natural evolution of this shift. New technology enabled investment vehicles like crowdfunding and tokenization have shown promise, but they lack liquidity, offer inconsistent governance and generally do not provide access to institutional quality properties. We believe ETPs offer a more comprehensive and more scalable solution that provides compelling benefits for both real estate operators and investors.

What Distinguishes ETPs From Exchange Listed Equity REITs

While both ETPs and exchange listed equity REITs are public real estate securities, they have several differentiated characteristics.

In general, exchange listed equity REITs own actively managed portfolios of real estate assets and generate income primarily through rental income. Their management teams employ varying levels of debt across their portfolios and they actively acquire, dispose of and develop properties in accordance with their investment criteria. Although often focused on a single real estate sector, exchange listed equity REITs typically hold assets with a wide range of characteristics, such as core, value-add and opportunistic, with multiple tenants located in several geographic regions. The investment performance of exchange listed equity REITs is often benchmarked against the MSCI US REIT Index, a free float-adjusted market capitalization weighted index that is comprised of exchange listed equity REITs. The MSCI US REIT Index posted a five-year total return of 5.6% through December 31, 2020. However, for the year ended December 31, 2020, the MSCI US REIT Index posted a total return of negative 7.6%, as many large sectors such as office and hospitality were disproportionately impacted by the COVID-19 pandemic. Total return calculations reflect stock price performance, assuming contemporaneous reinvestment of all dividends and other distributions, and does not account for tax effects.

The investment characteristics of ETPs, on the other hand, are much more focused. ETPs provide direct exposure to a specific core property, with a specific tenant bound by a long-term lease with contractual rent escalations. We believe ETPs will generate more predictable cash flow and will be more defensive and less volatile than exchange listed equity REITs. For these reasons, we believe ETPs will have a differentiated risk-return profile from exchange listed equity REITs and both securities can play an independent role in an investor’s overall investment portfolio composition.

While there is no accepted benchmark yet for ETPs, we believe the National Council of Real Estate Investment Fiduciaries (NCREIF) Open End Diversified Core Equity Index, known as the NFI-ODCE Index, is an appropriate data point. NFI-ODCE Index is a widely followed fund index that provides a historical measurement of core commercial real estate returns. Funds included in the NFI-ODCE Index invest directly in private equity real estate and operate under a strict set of criteria that include some investment characteristics that are similar to those of ETPs, including lower risk strategies utilizing low leverage and equity ownership positions in stable U.S. operating properties. The NFI-ODCE Index is capitalization-weighted, gross of fee and time-weighted and tracked 26 funds, totaling $270.9 billion of gross real estate assets as of December 31, 2020, according to NCREIF. The NFI-ODCE Index posted a five-year total return, gross of fees, of 6.2%, 60 basis points better than then MSCI US REIT Index during that period. In addition, for the year ended December 31, 2020, the NFI-ODCE Index posted an annual total return, gross of fees, of 1.2%, significantly outperforming the MSCI US REIT Index.

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However, the comparability of ETPs and the NFI-ODCE Index may be limited due to the differences between ETPs and the funds represented in the NFI-ODCE Index, including with respect to the size, asset classes, geographic concentrations, leverage targets and investment strategies of such funds (all of which own several commercial real estate assets of varying quality that are subject to various types and terms of leases, tenant credit qualities and other characteristics). The information regarding total return achieved by the NFI-ODCE Index is not a guarantee, prediction or indication of the returns that any ETP may achieve in the future, and we can offer no assurance that any ETP will be able to achieve such returns. Moreover, the NFI-ODCE Index performance data includes periods with economic characteristics, interest rate environments and other market forces that are significantly different from those any ETP faces today and may face in the future. An ETP’s future performance may not outpace, and may be significantly outpaced by, the NFI-ODCE Index and/or the MSCI US REIT Index. Accordingly, you should not place undue reliance on the past performance data set forth above and elsewhere in this prospectus.

The total size of the United States commercial real estate market has been estimated to be $16 trillion by the National Association of Real Estate Investment Trusts, or Nareit, a trade association for REITs with about half of this amount qualifying as institutional quality. Nareit data also shows that the 179 exchange listed equity REITs have a market capitalization of $1.2 trillion equating to approximately 15.0% of the United States’ institutional grade commercial real estate. We believe there is ample room for both ETPs and exchange listed equity REITs as more private real estate assets are owned and operated through public vehicles. Just as single asset securities have become ubiquitous in the equity and debt markets and are synergetic with portfolio securities like exchange traded funds and mutual funds, we believe ETPs can become synergistic with exchange listed equity REITs and enhance real estate investing opportunities for all.

ETP Benefits to Investors

We aim for ETPs to become a common investment product for investors seeking access to attractive risk-adjusted returns that can help build a well-balanced, diversified portfolio. ETP investor benefits include:

Accessibility: Investors will have the ability to purchase economic interests of individual properties listed on a national exchange for a relatively low “per ETP” price. Some ETPs will allow investors the opportunity to invest alongside leading high-quality operators who have considerable knowledge of the property and its tenants. For some of these operators, it will be the first time that public market investors will be able to benefit from their expertise.

Transparency: We plan to provide detailed property and market information for each Series to empower investors to make well-informed decisions, particularly around the ability of the Series to generate consistent long-term cash distributions. Due diligence documentation, including material leases, environmental reports, property condition reports and appraisals, will also be disclosed in connection with each initial offering of ETPs.

Liquidity: We expect to apply for a listing of each of our initial three Series to trade on the NYSE Arca exchange. Each Series of ETPs will have its own unique ticker symbol and a lead market maker to facilitate trading activity. Commercial real estate is a dynamic asset class and the public market liquidity of ETPs should allow investors to efficiently and proactively adjust their holdings to reflect evolving economic and demographic changes.

Flexibility: With ETPs, investors can choose to invest in a single Series, or to create a portfolio by investing in multiple Series. This optionality allows investors to make decisions based on their own investment objectives and market expectations.

Cost Efficiency: We have designed our structure to be cost efficient, providing the holders of ETPs more predictable and lower fees than many real estate investment vehicles. ETP investors will pay RPS Securities a one-time fee of     % of the anticipated equity to be raised at the initial offering plus a one-time reimbursement of expenses directly related to the applicable real estate acquisition. Annually, investors will pay a    basis point management fee to RPS Securities based on the monthly average equity value of the applicable Series. RPS Securities’ annual management fee generally covers all costs related to our general and administrative expenses, except for a limited amount of specific reimbursable expenses. Furthermore, neither we nor RPS Securities will charge sales commissions, incentive fees or retain a carried interest or promote.

ETP Benefits to Real Estate Operators

We believe an ETP offering could become an attractive disposition option for real estate operators with several benefits including:

Public market monetization. Operators can monetize all, or a portion, of a single property through public market transactions without bearing the associated public company reporting obligations.

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Potential to stay involved. Our structure allows operators to remain in their role as property manager and potentially retain a minority equity interest in the property.

Generate unique publicity. A national exchange listing could provide unique marketing initiatives for both operators and the property’s current and potential tenants.

ETP Offering Parameters

The three properties comprising the Series included in this offering and the concurrent offerings contain both marketed and off-market opportunities. We anticipate that the industry relationships we and our affiliates have cultivated with leading developers, owners, brokers and other industry participants will continue to generate attractive investment opportunities.

We intend to follow a disciplined acquisition strategy and our investment criteria includes assessing the property’s market and submarket characteristics, condition and quality of construction, replacement cost and cost to re-lease. Our primary investment objective is to acquire and offer properties that will generate attractive risk-adjusted returns and support consistent and growing cash distributions.

Our targeted properties will typically have an implied equity value of $80 million or higher, and we expect that any subsidiary of a Series will generally have no to modest leverage on its property, typically targeting a ratio of outstanding indebtedness to total assets of less than 40%. Over time, we may add additional single properties to an existing Series if the properties have a very high degree of commonality. Examples may include similar property types with identical tenants or similar property types within a specific location or campus.

Our focus is on properties with the following characteristics:

Core real estate: Our objective is to acquire stabilized, high-quality properties located in primary markets that we believe will appreciate over time. We prefer “mission-critical” assets that are essential to a tenant’s operations or generation of sales and profits, including key distribution facilities, critical operations, top performing retail stores and corporate headquarters. Newly built, or recently renovated, properties that do not have near-term improvement obligations are preferred.

Creditworthy tenants: We target tenants with national reputations, a leading competitive position in their industry, a strong balance sheet and a solid credit profile. We believe tenants with these characteristics will consistently meet their rent obligations throughout various market cycles.

Favorable lease terms: We desire long-term leases with regular rent escalations that mitigate the effects of inflation. We target lease structures such as net leases that have the benefit of mitigating unknown or rising operating expenses, allowing us to provide consistent long-term cash distributions.

We believe the short, medium and long-term fundamentals of properties that meet our targeted characteristics will continue to provide attractive risk-adjusted returns. Through RPS Securities and its affiliates, we and our affiliates are currently in discussions with potential sellers of properties in the industrial, life science and multi-family sectors that meet our initial focus characteristics. We and our affiliates are in varying stages of negotiation and have not completed our due diligence process with the sellers of these properties. As a result, there can be no assurance that these acquisitions will be completed on terms satisfactory to us or at all.

Series NKES

Investment Case

Our objective to is to maximize total risk-adjusted returns to holders of ROX Series NKES ETPs. We believe the Series NKES property will perform well in a post-pandemic economic environment due to its defensive characteristics that are attractive to investors seeking modest but consistent increases in distributions and potential for asset value appreciation.

Differentiated investment opportunity. Series NKES will be the first opportunity to own a national exchange listed economic interest in a single Nike tenanted property.

Quality of the tenant. The property is leased by NIKE Retail Services, Inc., or the Series NKES tenant, and the lease is guaranteed by NIKE Inc., or the Series NKES guarantor, one of the largest and most creditworthy companies in the United States.

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Type and term of the lease. The Series NKES lease is a 15 year, nine month lease that requires the Series NKES tenant to pay all maintenance directly and to reimburse real estate taxes over a base-year amount on the Series NKES property. The lease commenced on May 2, 2016 and expires on January 31, 2032. During its initial term, the lease has 10% contractual base rent increases every three years. The Series NKES tenant has the right to extend the lease until January 31, 2042, subject to then market rent with 10% increases every three years therafter.

Quality and type of property. The Series NKES property is a 59,278 square foot high-quality retail building specifically designed for the Series NKES tenant and completed in 2016. The Series NKES property is a state-of-the-art retail experience that, according to the Series NKES tenant, delivers the best of Nike’s personalized services, from exclusive trial spaces to product customization. The store creates a seamless link between Nike’s digital and physical platforms. The Series NKES property floor plan allows potential future reconfiguration with creative office space on the higher floors.

Attractive location. The Series NKES property is located at 529 Broadway in the Borough of Manhattan in New York, New York. The location, at the northwest corner of Broadway and Spring Street, is the crossroads of the SoHo submarket’s premier retail corridors. SoHo is an established neighborhood in Lower Manhattan that attracts a vibrant mix of residents, businesses and tourists. The neighborhood is a fashion-focused location for several iconic global retail businesses.

Experienced property developer and property manager. The Series NKES property was developed by, and is currently owned and managed by, 529 Broadway Owner LLC, who we refer to as the minority owner, a group led by Wharton Properties and Aurora Capital. The Series NKES property will continue to be property managed by affiliates of the minority owner. We believe Series NKES will benefit from the minority owner’s relationship with the Series NKES tenant and its deep knowledge of the submarket.

Accretive, conservative debt and the potential to refinance. The Series NKES property is encumbered by moderate, accretive leverage that allow Series NKES to increase its cash available for distribution relative to invested capital.

Attractive segment of asset class. We believe that high-quality, net lease retail properties, particularly those occupied by investment grade tenants with long-term leases in high profile, high-barrier to entry locations, such as the Series NKES property, will perform well over time. We believe that properties like the Series NKES property that offer customers a stimulating retail experience that cannot be replicated online will continue to be in high demand.

Series NKES Property

General

The Series NKES property is a 59,278 square foot flagship retail building specifically designed by BKSK Architects for the Series NKES tenant. The Series NKES property won numerous architecture awards including the 2017 American Architecture Prize, Winner - Architectural Design / Commercial Architecture. A New York Times architectural review of the Series NKES property on October 5, 2017, called it “of one of the most exciting and intelligent structures to be built for decades, anywhere.”

The Series NKES property was delivered to the Series NKES tenant on May 2, 2016 and it opened to the public on November 18, 2016. Amenities include floors dedicated to a particular sport. The Nike+ Running Trial Zone allows for testing on treadmills while the Nike+ Basketball Trial Zone has 23 foot ceilings and adjustable hoops for shooting and drills. The third floor’s Nike+ Soccer Trial Zone features a 400 square foot boot trial area with a synthetic turf for testing cleats. Each experience is guided by in-store certified trial athletes. On November 11, 2016, GQ Magazine called the store “the Disney World of Sneakers” and said, “the new 5-story megaspace in NYC is the most fun you’ll have buying stuff in person maybe ever.”

Wharton Properties is a retail-focused commercial real estate developer and landlord owned and operated by Jeff Sutton, a leading retail property owner in New York City. Wharton Properties owns and manages properties in some of New York’s most important retail locations, such as Times Square, the gold coast of Fifth Avenue, 34th Street near the Empire State Building and the Fulton Street Mall in Downtown Brooklyn. According to Wharton Properties, their retail tenants in New York City include Armani, Dolce & Gabbana, Nike, Prada, Givenchy, Alexander McQueen and Sephora. Aurora Capital Associates, or Aurora Capital, is a real estate investment firm run by Robert Cayre that owns several trophy assets across the United States and is one of the largest landlords in New York City’s Meatpacking and SoHo districts. According to Aurora Capital, their retail tenants include David Yurman, Hermes, Hyundai Genesis, Levi’s, Restoration Hardware, Starbucks New York Roastery and Target.

The Series NKES property is located at 529 Broadway in the Borough of Manhattan in New York, New York. The location, the northwest corner of Broadway and Spring Street, is the crossroads of the SoHo submarket’s premier retail

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corridor. SoHo is an established neighborhood in Lower Manhattan that attracts a vibrant mix of residents, businesses and tourists. The neighborhood is a mission critical, fashion-focused location for several iconic global retail businesses.

The following table provides information about the Series NKES property as of December 31, 2020.

Series NKES Property Summary

Total Buildings	1
Total Stories	6 plus a partially finished basement
Total Square Feet	59,278
Approximate Dimensions, Feet	150 x 50
Percent Occupied	100%
Typical Celling Height, Feet	Varies
Year Built	2016

Site Description

The Series NKES property is located on an 8,776 square foot lot in the Borough of Manhattan in the City of New York, New York. The Series NKES property is bounded on two sides and has approximately 150 feet in depth along Spring Street and 50 feet of frontage along Broadway. The Borough of Manhattan is a community of 1,628,706 with a median household income of $86,553 as of July 1, 2019, according to the United States Census Bureau.

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Transportation and Access

The Series NKES property is in close proximity to multiple subway lines and bus routes operated by the Metropolitan Transportation Authority, or MTA, North America’s largest transportation network. The closest subway stations include Broadway-Lafayette Street, Bleeker Street, Spring Street, Prince Street, Canal Street and Bowery, which provide access to 14 of the 22 MTA subway lines. These subway lines provide access to New York City’s major transportation hubs, Penn Station, the Port Authority Bus Terminal and Grand Central Station. Several transit buses also serve all the nearby avenues and major cross-town streets.

Series NKES Property Floor Plan

Property Condition

In general, the Series NKES property was constructed within industry standards, has been well maintained and is in good condition with some immaterial deficiencies. There has been no extensive building renovation since the property was built, and no renovation plan currently exists.

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•

Site. The Series NKES property is located at an elevation of approximately five feet above mean sea level and the topography is relatively flat with minor slopes to accommodate site drainage. The Series NKES property has cast in place concrete sidewalks and building-mounted Series NKES tenant logo signage. Repairs to the concrete sidewalk cracks and refinishing to the checkered plate thresholds at Broadway-side doors were recommended on inspection. The former is the responsibility of the NYC DOT and the latter has been included in capital reserves for Series NKES.

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Structure. The Series NKES property substructure is constructed slab-on-grade. The superstructure consists of structural steel frame with composite steel beams and girders and a 3-1⁄4” thick lightweight concrete slab on 3” composite steel decking.

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Building Envelope. The building has a unique, contemporary glass curtainwall and ceramic faced terra cotta masonry rain screen tiles. Exterior doors consist of aluminum framed metal and glass entry storefront doors and metal service doors at roof levels. Storefronts consist of bronze anodized aluminum frames or frameless doors with tempered plate glass and custom hardware. The Series NKES property has a new low-slope fully-adhered, single-ply, 60 millimeter thick thermoplastic polyolefin-membrane roof.

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Building Interior. The Series NKES property has a full, partially finished basement used for employee areas, offices, storage, mechanical and utility spaces. The sales floors generally have hardwood or sealed concrete floors, painted gypsum wallboard walls and exposed structure ceilings and are finished with NKES tenant specific display systems. The storage and mechanical areas have exposed concrete floors and exposed structure ceilings.

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Accessibility - Americans with Disabilities Act. The Series NKES property must comply with the ADA to the extent that the Series NKES property is a “public accommodation” as defined by the ADA. The Series NKES property’s commercial spaces and public restrooms fall into the “public accommodation” category. We believe the Series NKES property is in general conformance with the ADA.

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Building Systems. The heating, ventilation and air conditioning, or HVAC, systems include multiple electric Mitsubishi City Multi rooftop-mounted condensers and ceiling mounted split system air handlers. Electric service is supplied with three service switches rated as 1,200-Amp, three-phase, four-wire, 480/277-volt mains, within two electrical rooms in the basement level of the building. The electrical equipment is made by Siemens. A Kohler 250 kilowatt diesel emergency generator is mounted on the roof. Fire and life safety features include an automatic sprinkler system, a Gamewell multiple- zone fire control panel, hardwired smoke detectors with battery-backup, alarm pull stations at entrances to egress stairways and building entrances, illuminated exit lights with battery backup along exit paths, emergency battery lighting units in stairways, horn/light annunciators in corridors. A 750-gallon per minute A-C Fire Pump Systems fire pump with a 55.7 horsepower motor augments the sprinkler system. Three, 2,500-pound capacity, Smartrise gearless, machine-room- less traction elevators., two are provided for customer use and one is for receiving and employee use. The passenger elevator has a rated speed of 200 feet-per-minute. The elevators serve all upper floors and the basement level of the building. The retail floors are also connected with four pairs of escalators serving floors one through five. The escalators were manufactured by Motion Control Engineering. The plumbing fixtures, the HVAC equipment, the electrical equipment, the building and site fire and life safety systems and the elevators and escalators are all approximately five years old.

All information in this “—Property Condition” section is derived from the Acquisition Property Condition Reported dated                          prepared by EBI Consulting, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Environmental Matters

We know of no material environmental matters that affect the Series NKES property. This information is derived from the Phase I Environmental Site Assessment of the Series NKES property dated                    prepared by EBI Consulting, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

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Series NKES Tenant and Series NKES Lease

General

The Series NKES property is fully leased to the Series NKES tenant, under a 15 year, nine month lease that commenced on May 2, 2016 and expires on January 31, 2032. The Series NKES tenant has the right to extend the lease term for up to two additional terms of five years each. The Series NKES tenant is required to give 15-months’ notice for exercising any renewal option.

The lease is guaranteed by the Series NKES guarantor,  who guarantees payment of all of the Series NKES tenant’s obligations under the lease.

NIKE, Inc. is an American multinational corporation that is engaged in the design, development and worldwide marketing and selling of athletic footwear, apparel, equipment, accessories and services. NIKE is the largest seller of athletic footwear and apparel in the world. NIKE sells their products through retail stores and through digital platforms to retail accounts and a mix of independent distributors, licensees and sales representatives in virtually all countries around the world. NIKE brand product offerings are focused in six key categories: Running, NIKE Basketball, the Jordan Brand, Football (Soccer), Training and Sportswear.

As of December 31, 2020, NIKE, Inc. ranked #85 on the 2020 Fortune 500 list of the largest United States corporations by total revenue, had a market capitalization of $219.9 billion and was among the 30 constituents of the Dow Jones Industrial Average. NIKE, Inc. was rated AA- by Standard & Poor’s and A1 by Moody’s. However, Nike, Inc.’s credit rating is not a recommendation to buy, sell or hold any ROX Series NKES ETPs and may be subject to revision or withdrawal at any time.

The historical audited and unaudited financial statements of NIKE, Inc. (which are not incorporated by reference into this prospectus), the Series NKES guarantor, have been filed with the SEC and are available on the SEC’s website at www.sec.gov. You should not place undue reliance on such financials statements, as they are presented on a consolidated basis without Series NKES tenant specific data and are therefore not necessarily indicative of the Series NKES tenant’s business, financial condition, liquidity, results of operations and prospects or its ability to make payments under the Series NKES lease.

The Series NKES tenant is responsible for the direct payment or reimbursement of utilities and maintenance which, upon our acquisition of the Series NKES property, is payable to the Series NKES subsidiary. Real estate taxes and insurance are reimbursed over base-year amounts. The Series NKES subsidiary will be responsible for paying property insurance. The following table provides information about the Series NKES lease as of December 31, 2020.

					Percent		Annualized
				Total	of		Rent Per	Percent
			Remaining	Leased	Property	Annualized	Leased	of
	Lease	Rent	Lease	Square	Rentable	Base	Square	Property
	Expiration	Escalations	Term	Feet	Square	Rent	Foot	Annualized
Tenant	(1)	(2)	(Years)	(3)	Feet	(4)	(5)	Rent

Nike Retail Services, Inc.	January 31, 2032	10% every three years	11.1	59,278	100%	$17,600,000	$296.91	100%

(1)

Expiration date does not assume exercise of renewal or extension options. The Series NKES tenant has the right to extend the lease term for up to two additional terms of five years each. For each renewal period, the base rent for the first year is fair market annual rental value as agreed by tenant and landlord, but in no case less than the annual rent for the last year of the prior term, subject to increase by 10% every three years.

(2)	Represents annual contractual base rent increases that commence November 1 every three years, beginning in 2022.
(3)	Calculated as total rentable square feet less square feet available for lease divided by total rentable square feet.
(4)	Represents annualized monthly contractual base rent as of December 31, 2020. Annualized base rent does not include expense reimbursements.
(5)	Represents annualized base rent divided by total leased square feet.

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Rent Escalations

The following table provides information about the contractual base rent during the initial term of the Series NKES lease.

Beginning	Ending	Square	Annual	Monthly	Per Square
Date	Date	Feet	Rent	Rent	Foot Rate

November 1, 2019	October 31, 2022	59,278	$17,600,000	$1,466,667	$296.91
November 1, 2022	October 31, 2025	59,278	19,360,000	1,613,333	326.60
November 1, 2025	October 31, 2028	59,278	21,296,000	1,774,667	359.26
November 1, 2028	January 31, 2032	59,278	23,425,600	1,952,133	395.18

Additional Rent

During each month of the term of the Series NKES lease, the Series NKES tenant must pay to the Series NKES subsidiary certain operating expenses payable for the leased premises, some of which are subject to a threshold amount prior to being reimbursed by the Series NKES tenant. Operating expenses payable by the Series NKES tenant exclude items for which the Series NKES subsidiary is explicitly responsible for under the Series NKES lease and capital improvements. Items for which the Series NKES subsidiary will be explicitly responsible for under the Series NKES lease include:

•	property insurance up to $35,595;
•	property management fees;
•	real estate taxes up to $1,769,981;
•	structural aspects of sidewalk, roof and exterior repairs; and
•	HVAC replacement during the last five years of the lease.

Tenant Improvements

The Series NKES property was a built-to-suit for the Series NKES tenant. The seller of the Series NKES property delivered the structure and vertical transportation while the Series NKES tenant funded and completed all other improvements, ranging from equipment such as the HVAC and elevator fabrications to amenities such as interior aesthetics and the basketball court. For that work, the Series NKES property was awarded the Leadership in Energy and Environmental Design (LEED) certification for interior design and construction in June 2017. Since opening the retail store, the Series NKES tenant has regularly upgraded the property’s amenities to highlight the Series NKES tenant’s brand initiatives.

Percent Leased and Base Rent

The following table sets forth the rentable square feet, percent leased, annualized rent per leased square foot and annual net effective rent per leased square foot as of the dates indicated below.

			Annualized	Annual
			Base	Net Effective
	Rentable		Rent Per	Rate Per
	Square	Percent	Leased Square	Leased Square
Date	Feet (1)	Leased (2)	Foot (3)(4)	Foot (5)

December 31, 2020	59,278	100%	$296.91	$296.91
December 31, 2019	59,278	100%	296.91	296.91
December 31, 2018	59,278	100%	296.91	296.91
December 31, 2017	59,278	100%	296.91	296.91
December 31, 2016	59,278	100%	296.91	296.91

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(1)	Based on management’s estimate.
(2)	Calculated as total rentable square feet less square feet available for lease divided by total rentable square feet.
(3)	Represents annualized base rent divided by 59,278 leased square feet.
(4)	The Series NKES lease has 10% increases every 3 years with the next increase, to $19,360,000, beginning November 1, 2022.
(5)

Annual net effective rent per leased square foot represents (i) actual rent, excluding tenant reimbursements, for the 12-month period ended as of the measurement date indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the average square feet under lease for the 12 month period ended as of the measurement dates indicated above.

Series NKES Tenant Obligations with respect to the Series NKES Property

Under the terms of the Series NKES lease, the Series NKES tenant is responsible for janitorial, security, general management, preventative maintenance and other enumerated building services, including HVAC through February 1, 2027.

Property Management Agreement

General

Upon the closing of the purchase of the Series NKES property, the Series NKES subsidiary will enter into a property management agreement with SCF Management LLC, or SCF Management, an affiliate of Aurora Capital. SCF Management provides property management and entity management services for several national brand retail tenanted properties in the SoHo submarket, including those affiliated to Aurora Capital.

SCF Management’s property management fee is $100,000 per annum, which is not a recoverable cost under the Series NKES lease. Various termination provisions exist but the Series NKES subsidiary can terminate with 30 days’ notice; provided, however, that it cannot terminate the lease other than for cause as long as an affiliate of SCF Management is a guarantor under a loan on the Series NKES property.

Budget

Prior to closing, SCF Management and the Series NKES subsidiary will agree on the budget for the Series NKES property for calendar years 2021 and 2022. SCF Management shall submit a proposed budget to the Series NKES subsidiary annually at least 90 days prior to the end of each calendar year after 2022. The budget shall include any items required pursuant to any loan on the Series NKES property. Once approved by the Series NKES subsidiary, manager shall have the authority to make the expenditures set forth in the budget. Without the approval of the Series NKES subsidiary, SCF Management may exceed the budget by up to 5% for any line item as long as the aggregate variance does not exceed 5% of the budget as a whole. If the Series NKES subsidiary does not approve a submitted budget at least 30 days prior to the start of a calendar year, the prior year’s budget shall remain applicable until the new budget is approved. Expenses outside of the approved budget can be paid only with prior consent of the Series NKES subsidiary; provided, however, that without that approval, SCF Management may pay for expenditures to avert or mitigate emergencies such as related to death or material personal injury, imminent physical damage to the Series NKES property, interruption of a material amount of rent, abatement of a material amount of rent by a tenant, material economic loss to the Series NKES property or any other circumstance deemed an emergency by the Series NKES subsidiary.

Reports

SCF Management shall prepare and timely submit all reports required to comply with the terms of a mortgage loan on the Series NKES property. SCF Management shall also furnish monthly financial reports that include all pertinent information related to the financial activity of the Series NKES property, including variances from the budget.

Compensation

SCF Management shall be paid a management fee equal to $100,000 per year.

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Term and Termination

The agreement has a one-year initial term and automatically renews for successive one year terms unless notice is give at least 30 days prior to the end of any term. However, the Series NKES subsidiary may not terminate the agreement other than for cause as long as any affiliate of SCF Management is a guarantor of a mortgage loan on the Series NKES property. “Cause” is defined as fraud, embezzlement, theft, gross negligence, willful misconduct or illegal acts by SCF Management or its members, directors, officer, employees or agents.

Indemnification

The Series NKES subsidiary indemnifies SCF Management and its affiliates for any act in the performance of their duties under the agreement; provided, that the indemnification will not apply in the case of fraud, gross negligence or intentional wrongful conduct. Manager indemnifies the Series NKES subsidiary for those actions along with any action outside of the scope of authority granted to manager under the agreement.

Insurance

SCF Management is required to maintain usual and customary insurance. SCF Management shall also require any subcontractors engaged to perform work at the Series NKES property to have sufficient and customary insurance.

Series NKES Financial and Legal Matters

Appraisal

We have received an appraisal of the Series NKES property from BBG, Inc. BBG, Inc. has developed a value opinion of the Series NKES property as of                        , 2021, of $            million. The appraised value reflects the appraised market value as of that date from BBG, Inc., an independent appraisal firm employing state certified appraisers with local knowledge and expertise. Please see “Experts.” The appraisal was prepared in conformity with the Uniform Standards of Professional Appraisal Practice and utilized three approaches to value: the cost approach, the sales comparison approach and the income capitalization approach, leading to a final opinion of the appraised value of the Series NKES property by the appraiser. A copy of BBG, Inc.’s appraisal is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Asset Purchase Agreement

Pursuant to the Asset Purchase Agreement dated December 28, 2020, among ROX Financial Inc., the Series NKES subsidiary and 529 Broadway Holdings LLC, as the seller, the Series NKES subsidiary will acquire all of the seller’s interests in the Series NKES property.

The minimum purchase price to be paid to the seller, subject to adjustments as set forth in the purchase agreement, is $395.0 million, consisting of an assumption of mortgage loan and mezzanine loans in the amount of $172.0 million and $223.0 million in cash. To achieve that amount, Series NKES must raise at least approximately $225.5 million in the offering of ROX Series NKES ETPs to acquire 100% of the Series NKES property from the current owner, fund cash reserves and pay certain other fees and expenses. Please see “Use of Proceeds.”  If the net proceeds of this offering of ROX Series NKES ETPs, after deducting underwriting discounts and commissions, is more than that minimum amount to be raised, the seller will be paid that excess after deducting the transaction and expense fee to be paid to RPS Securities. At closing, the purchase price paid to the seller will be adjusted to account for the proration of rent paid by the Series NKES tenant, utility services as well as property taxes. To the extent any of those prorations are not feasible at closing, the prorations shall be made after the determination of the applicable amounts.

The acquisition of the Series NKES property is subject to customary representations and warranties, covenants and closing conditions, and there can be no assurances those conditions will be satisfied.

Although the parties have agreed on the form of the title policy to be delivered at closing, if a title defect is disclosed by the title company prior to closing that would have an adverse effect on the title or ownership of the Series NKES property, seller can elect to cure up to a ceiling of $1.0 million. If seller does not elect to cure, the Series NKES subsidiary can elect to close regardless or terminate the agreement.

The sellers agreed to cooperate with the Series NKES subsidiary, until the third anniversary of the closing, by providing access to information as needed to comply with financial disclosure and other reporting obligations of the Series NKES subsidiary and its affiliates.

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The seller agreed to indemnify the Series NKES subsidiary for any losses incurred relating to any breach or inaccuracy of any of the representations or warranties of the seller. The indemnification obligations will survive the closing for a period of one year and any claims must be made in that period. No indemnification claim can be made until the amount of actual damages exceeds $250,000, and if exceeded, the claim relates back to the first dollar of losses. The aggregate cap on liability is $3.9 million. Neither the seller nor the Series NKES subsidiary can be liable for any punitive, exemplary, consequential, special or indirect damages.

If the seller fails to perform its obligations under the purchase agreement, the Series NKES subsidiary can seek specific performance and require the seller to close or, if the seller deliberately convents the Series NKES property, the Series NKES subsidiary can recover liquidated damages of $10.0 million. If seller deliberately breaches a representation, warranty or covenant, that causes the Series NKES subsidiary to incur other than nominal costs, the Series NKES subsidiary can either terminate the agreement or waive that breach and subtract those costs from the purchase price.

A copy of the Series NKES purchase agreement is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Separately, on December 28, 2020, ROX Parent issued a warrant to purchase capital stock of ROX Parent to the minority owner. Assuming the closing of the acquisition of the Series NKES property, the warrant entitles the minority owner to exercise the warrant into $500,000 of preferred stock of ROX Parent at a discount of 30% to the price to be negotiated by ROX Parent with the potential investors in its next round of preferred equity financing. The warrant was issued to the minority owner, as the owner of the seller, in exchange for seller’s agreement to extend the closing of the Series NKES property acquisition to allow us to complete our first offering of ETPs.

Limited Liability Company Agreement of Series NKES Holding Company

Simultaneously with the closing of the acquisition of the Series NKES property, Series NKES and the minority owner will enter into an amended and restated limited liability company agreement of ROX NKES Soho Holdings LLC, or the Series NKES holding company. The Series NKES holding company owns directly or indirectly 100% of the Series NKES subsidiaries. Series NKES will own 90% of the Series NKES holding company and shall be its managing member. The minority owner will own 10% of the Series NKES holding company. In connection with the execution of the agreement, both Series NKES and the minority owner will contribute their pro rata amount of cash to enable the Series NKES subsidiary to close the acquisition of the Series NKES property and to pay for the related costs. See “Use of Proceeds.”

The Series NKES holding company will be required to comply with usual and customary provisions to allow Series NKES to retain its REIT status.

If additional capital contributions are determined to be needed for the operation of the Series NKES holding company or the Series NKES subsidiary and a member does not make their percentage portion of that capital contribution, the other member may make up the missing capital and that additional capital will be treated as preferred equity. That preferred equity is required to be repaid by a special allocation and distribution to the contributing member out of cash available for distribution in excess of the average monthly distribution of cash for the last twelve fiscal months until the amount of the cumulative allocation and distribution equals the capital contributed plus a 20.0% rate of return.

The Series NKES holding company will make distributions monthly to its members in accordance with their percentage ownership.

Series NKES will be the managing member of the Series NKES holding company and generally will make all decisions for that entity. However, Series NKES cannot take the following actions on behalf of the Series NKES holding company without the prior approval of the minority owner:

•	acquire any real property other than the Series NKES property;
•	approve any budget;
•

amend, modify or make any changes whatsoever to, or take any action or inaction in deviation from, any budget, including any reserves, that results in a change of more than 20.0% of the budget as a whole;

•	dispose of all or substantially all of its assets;
•	incur or guaranty indebtedness and make monetary decisions or material non-monetary decisions under any indebtedness documents;

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•	take any action that would effect a material change to any tax policy or could cause liability on account of any guarantor under a loan;
•	initiate, defend or settle claims, litigation or arbitration proceedings where the claims, costs or settlement exceeds $1.0 million;
•	elect to cause, consent to or acquiesce in any event that would constitute bankruptcy;
•	except as specifically contemplated in the budget, establish any reserves;
•	cause a merger, consolidation or participation in any other business combination;
•	cause any subsidiary to dissolve and liquidate;
•	other than in connection with a capital call as described above, issue equity or debt securities to any member or third parties;
•	authorize the formation of any new subsidiary;
•	amend any provision of any governing documents;
•	make any distribution other than in immediately available funds in United States currency;
•	take any action that would reasonably be expected to cause a breach of the recourse liabilities pursuant to a loan;
•	take any material action with respect to the Series NKES subsidiaries or the Series NKES property other than as allowed pursuant to any loan agreement;
•	take any action that is contrary to the provisions of the agreement; or
•	take any action in violation of any material agreement.

The minority owner can remove Series NKES as managing member of the Series NKES holding company if Series NKES takes or fails to take or causes the Series NKES holding company or the Series NKES subsidiaries to take or fail to take any action which could cause any guarantor to incur costs or liability under the guaranty of a loan that is not cured within 30 days or breaches sections of the agreement relating to its purposes, capital contributions, distributions, approvals of the minority owner, dissolution or brokers. is not cured within thirty (30) days after notice thereof to Series NKES. The foregoing also applies upon the bankruptcy of Series NKES or the Series NKES holding company.

At any time after two years from the execution of the agreement, if the minority owner receives an offer to purchase its membership interest that it desires to accept, Series NKES has a right of first refusal to purchase that interest. Also, at any time after that two years, the minority owner can give notice to Series NKES that it wants to sell its membership interest in Series NKES holding company to Series NKES. In that case, Series NKES would effect a follow-on offering of ROX Series NKES ETPs to fund the purchase, with the offering price of those ROX Series NKES ETPs subject to the approval of the minority owner.

The agreement provides for usual and customary indemnification of the members and their affiliates. The members may conduct any business outside of the Series NKES holding company and waive any fiduciary duties.

A copy of the form of the amended and restated limited liability company agreement of the Series NKES holding company is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Reimbursement and Indemnity Agreement

In connection with the assumption of the current mortgage loan on the Series NKES property, Jeff Sutton, Robert Cayre and the other individual owners of the minority owner are guarantors in favor of the lenders. Upon closing of the acquisition of the Series NKES property, Series NKES holding company, Series NKES, RFI and ROX GP will execute a reimbursement and indemnity agreement pursuant to which:

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•

those parties jointly and severally agree to reimburse and indemnify the guarantors for the applicable percentage based on their ownership of the Series NKES holding company of any amounts payable pursuant to the guaranty:

o

that does not solely result from the fraud, criminal misconduct or willful misconduct of any of the members or their respective affiliates other than the managing member or its respective affiliates and as evidenced by the entry of a final, non-appealable judgment of a court of competent jurisdiction; or

o

which results from the fraud, gross negligence, criminal misconduct or willful misconduct or any other action or omission taken by all of the members or their respective affiliates due to such action or omission having been approved by the members; and

•	those parties jointly and severally agree to reimburse and indemnify the guarantors for the 100% of any amounts payable pursuant to the guaranty as a result of:
o

the breach by Series NKES or any of its affiliates of the limited liability company agreement of the Series NKES holding company or any affiliate contract with an affiliate of Series NKES or any action or omission relating to the limited liability company agreement or the Series NKES holding company or arising therefrom taken or caused to be taken or refrained from taken by any such person and causing liability and/or losses under the guaranty); or

o	the fraud, gross negligence, criminal misconduct or willful misconduct of Series NKES or any of its affiliates.

Series NKES holding company, Series NKES, RFI and our general partner are not liable and shall not reimburse the guarantors for any liability arising under the guaranty solely as a result of:

•	the breach by 529 Member, guarantors or any of their affiliates of the limited liability company agreement of the Series NKES holding company or any affiliate contract or the guaranty; or
•

the fraud, criminal misconduct or willful misconduct of 529 Member, a guarantor or any of their affiliates as evidenced by the entry of a final, non-appealable judgment of a court of competent jurisdiction.

If payment is not made by Series NKES holding company, Series NKES, ROX Parent and our general partner, the amount required to be paid will be deemed a loan to the Series NKES holding company that will bear interest at the lesser of 20% or the maximum rate permitted under applicable law. The loan will be unsecured, repayable in whole or in part at any time without premium or penalty and payable as an operating expense of the Series NKES holding company prior to any distributions to Series NKES.

A copy of the form of the reimbursement and indemnity agreement is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Series NKES Designation

An affiliate of the minority owner will be designated as a special limited partner of ROX LP associated solely with Series NKES for purposes of being the sole party that can propose to ROX GP a potential bankruptcy of the Series NKES holding company or any of its subsidiaries. This right shall cease if affiliates of the special limited partner are no longer guarantors under a loan on the Series NKES property.

A copy of the Series NKES designation is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Series Financing Strategy

Upon completion of this offering, the Series NKES property will be subject to indebtedness in the amount of $172.0 million which consists of mortgage and mezzanine loans. The loans have a maturity date of September 6, 2026.  The mortgage loan bears interest at a rate per annum equal to approximately 3.42% and the mezzanine loans bear interest at a rate per annum equal to 3.4%. The mortgage loan is secured by a first-priority mortgage on the Series NKES property, a security interest in all personal property used in connection with that property and an assignment of all leases and rents relating to the property. The loans are guaranteed by Jeff Sutton, Robert Cayre and the other owners of the minority owner for customary non-recourse carve-out purposes.

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The mortgage loan may be voluntarily prepaid within the six months prior to the maturity date in whole but not in part. The loan agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing and securing the loan and bankruptcy or other insolvency events. The recourse guaranty contains a covenant of the guarantors to collectively maintain a net worth of at least $270 million and liquidity of at least $27 million.

The Series NKES subsidiary is required to deposit funds with the lender for reserves to be held in connection with taxes, insurance and capital expenditures (only upon the occurrence of certain events such as a default under the mortgage loan).

The Board will periodically review the need or desire for debt on the Series NKES property and may modify or eliminate it without the approval of holders of ROX Series NKES ETPs. The Board will consider a number of factors when evaluating Series NKES’ level of indebtedness and making financial decisions, which may include, among others, the following:

•	the decision to add other properties leased by Nike Retail Services, Inc. or an affiliate to Series NKES;
•	the interest rate of the proposed financing;
•	the extent to which the financing impacts the flexibility of the property manager to manage the property or properties;
•	prepayment penalties, defeasance and restrictions on refinancing;
•	our long-term objectives with respect to the financing;
•	Series NKES’ target investment returns;
•	the ability of the property or properties to generate cash flow sufficient to cover expected debt service payments;
•	Series NKES’ overall level of consolidated indebtedness;
•	timing of debt maturities;
•	provisions that require recourse;
•	corporate credit ratios, including debt service and fixed charge coverage, debt to EBITDA, debt to total market capitalization and debt to undepreciated assets; and
•	the overall ratio of fixed- and variable-rate debt.

Growth Strategy

The rent payable pursuant to the Series NKES lease escalates by 10% every three years with the next increase beginning November 1, 2022. We intend to seek additional property acquisitions with similar characteristics of Series NKES if we believe they can generate attractive risk-adjusted returns. Additional retail properties where the Series NKES tenant is the sole tenant with a long-term lease may be added to Series NKES in a follow-on offering of ROX Series NKES ETPs or may be owned by a separate Series.

Real Property Taxes

All real property taxes associated with the Series NKES property are paid by the Series NKES subsidiary. The Series NKES tenant reimburses the Series NKES subsidiary for all taxes above a 2016/2017 base year amount of $1,769,981. For tax year 2020, the Series NKES property has an actual assessment of $47,604,600 and a transitional assessment of $36,358,599, yielding a taxable assessment of $36,385,599. The preliminary 2020 tax rate is 10.694% implying an estimated 2020 tax liability of approximately $3,891,076.

REIT Status

We intend for Series NKES to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. We believe that Series NKES has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation will enable it

NKES-79

to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2021 and thereafter. To qualify as a REIT, Series NKES must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series NKES ETPs. If Series NKES fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series NKES qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property. Please see “U.S. Federal Income Tax Considerations.” An investor in ROX Series NKES ETPs will receive a Form 1099 reporting annual distributions by Series NKES, rather than a Schedule K-1.

Casualty and Insurance

The Series NKES subsidiaries, the Series NKES holding company and Series NKES will maintain all applicable lines of insurance on the Series NKES property and its operations. The amount and scope of insurance coverage provided by the policies maintained will be customary for similarly situated retail properties in New York, New York. We believe the amount of insurance coverage the Series NKES subsidiaries, the Series NKES holding company and Series NKES will obtain on the Series NKES property will be adequate. We cannot assure you that in the future insurance will be available at a reasonable cost or that the Series NKES subsidiaries, the Series NKES holding company or Series NKES will be able to maintain adequate levels of insurance coverage on the property. In addition, we cannot give any assurances as to the future financial viability of their insurers or that the insurance coverage provided will fully cover all losses on the property upon the occurrence of a catastrophic event.

Zoning

The Series NKES property is located within the M1-5B zoning district in the City of New York, with an existing land use as “Commercial & Office.”  We have been informed that the Series NKES property’s conformance standard is “legal conforming,” with no nonconforming characteristics and no recommended actions.

Depreciation

The following table sets forth for the Series NKES property upon which depreciation is taken, the federal tax basis upon completion of this offering, rate, method and life claimed with respect to the Series NKES property for purposes of depreciation.

	Federal			Life
Property	Tax Basis	Rate	Method (1)	Claimed

Land		N/A	None	N/A
Building and improvements		2.5%	MACRS	40

(1)

Unless otherwise noted, depreciation method and life claimed for the Series NKES property is determined by reference to the IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System.

Competition

The leasing of real estate is highly competitive in the New York, New York area. The Series NKES property and the Series NKES subsidiary will compete with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to the Series NKES property in the same market in which the Series NKES property is located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, the Series NKES property and the Series NKES subsidiary will face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than the Series NKES property and the Series NKES subsidiary. If the Series NKES property’s and the Series NKES subsidiary’s competitors offer space at rental rates below current market rates, below the rental rate that the Series NKES property and the Series NKES subsidiary currently charges the Series NKES tenant, in better locations within the Series NKES property’s market or in higher quality facilities, the Series NKES property and the Series NKES subsidiary may lose potential tenants and Series NKES may be pressured to reduce the Series NKES’

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property’s rental rate below the rate that the Series NKES property and the Series NKES subsidiary currently charges or offer other concessions to retain the Series NKES tenant when the Series NKES lease expires.

Legal Proceedings

There are no legal proceedings regarding Series NKES or the Series NKES property for which Series NKES is responsible.

Our Policies with Respect to Certain Other Activities

If the Board determines that additional funding is required, Series AMZL may raise funds through offerings of equity or debt securities of Series NKES, the use of leverage or the retention of cash flow (subject to provisions in the Code concerning distribution requirements and the taxability of undistributed REIT taxable income) or a combination of these methods. For information regarding Series NKES’ use of leverage, please see “—Series NKES—Series NKES Financial and Legal Matters—Series Financing Strategy.” In the event that the Board determines to raise additional equity capital in respect of Series NKES, it has the authority, without approval of holders of ROX Series NKES ETPs, to authorize Series NKES to issue additional ROX Series NKES ETPs or other classes of ETPs of Series NKES, including with associated preferences, in any manner (including in exchange for cash or property) and on such terms and for such consideration as the Board deems appropriate, at any time.

Series NKES may repurchase or otherwise reacquire ROX Series NKES ETPs and may engage in such activities in the future. Neither ROX LP nor Series NKES intends to engage in trading, underwriting or agency distribution or sale of securities of other issuers. Neither ROX LP nor Series NKES has in the past invested, and is not expected in the future to invest, in the securities of other issuers for the purpose of exercising control over such issuers. Series NKES has not made any loans to third parties, although Series NKES may in the future make loans to third parties, including, without limitation, to its subsidiaries. Series NKES intends to make investments in such a way that it will not be treated as an investment company under the Investment Company Act.

The primary business of Series NKES will be to own its interest in the Series NKES holding company and, indirectly, the Series NKES subsidiary, which will own and operate the Series NKES property.

The Board may change any of these policies at any time without prior notice to, or a vote of, the holders of ROX Series NKES ETPs.

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PRINCIPAL HOLDERS OF ROX SERIES NKES ETPS

ROX Parent currently holds one ROX Series NKES ETP in Series NKES for which it made a capital contribution of $100. Upon the completion of this offering, Series NKES shall redeem that ETP from ROX Parent for the original capital contribution of $100.

After the offering, none of the members of the Board or any executive officer of ROX GP holds, or will hold, ROX Series NKES ETPs. ROX Parent has adopted guidelines for ownership of ETPs for all its directors, managers, officers and employees and those of its subsidiaries, including ROX GP. To avoid conflicts of interests that ownership of ETPs could create, those guidelines restrict any of those individuals from owning any ETPs, which includes the Board and the officers of ROX GP. ROX Parent may determine in the future that such guidelines can be amended if an effective ownership structure can be created to reduce or eliminate potential conflicts. No such amendment is currently contemplated.

Other than any purchaser of ROX Series NKES ETPs in this offering, following the completion of this offering there will be no holder of more than 5% of ROX Series NKES ETPs offered pursuant to this prospectus.

In accordance with SEC rules, the above percentage would include in any holder’s beneficial ownership:

•	all ETPs the investor owns beneficially or of record;
•	all ETPs over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and
•	all ETPs the investor has the right to acquire within 60 days (such as restricted ETPs that are currently vested or which are scheduled to vest within 60 days).

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DESCRIPTION OF ROX SERIES NKES ETPS

The following is a summary of the Series NKES designation and other specific terms and provisions for ROX Series NKES ETPs. Please see “ROX LP Partnership Agreement” for a description of our partnership agreement and the general terms and provisions related to ROX Series NKES ETPs. The Series NKES designation is attached as Schedule Series NKES to our partnership agreement that is filed as an exhibit to the registration statement of which this prospectus is part and included in this prospectus as Appendix A. We will provide holders of ROX Series NKES ETPs and prospective holders of ROX Series NKES ETPs with a copy of the Series NKES designation upon request at no charge.

Series Designation

The Series NKES designation states the following:

•	Date of Establishment: December 28, 2020
•	Name of Series: Series NKES
•	Status of Series: A protected series in accordance with Section 17-218 of the Delaware Act.
•	Relative Rights: No terms differ from those set forth in our partnership agreement.
•	Additional terms:
o

529 Broadway Special LP LLC, a Delaware limited liability company and who we refer to as the special limited partner, has a non-economic special limited partner interest in ROX LP associated solely with Series NKES. That interest includes only the rights, powers and benefits that the special limited partner is entitled as provided in the Series NKES designation, together with all obligations of the special limited partner to comply with the terms and provisions of our partnership agreement and the Series NKES designation.  The special limited partner interest of the special limited partner does not include any rights to receive distributions from operations or upon the liquidation, winding-up or termination of ROX LP or any Series or any other rights as an ETP holder as set forth in our partnership agreement.

o	The special limited partner has the sole right to propose to ROX GP any decision or action on behalf of Series NKES:
•

to file, or join in the filing of, an involuntary petition against the Series NKES holding company or any of its subsidiaries under any bankruptcy law or to solicit or to cause to be solicited petitioning creditors for any involuntary petition against the Series NKES holding company any of its subsidiaries from any person or entity; or

•

to consent to or acquiesce in or join in an application for the appointment by a person or entity other than a lender to the Series NKES subsidiaries of a custodian, receiver, trustee or examiner for the Series NKES holding company or any of its subsidiaries or any portion of the Series NKES property.

Upon the special limited partner making any proposal to ROX GP pursuant to the prior sentence, ROX GP shall promptly decide whether or not to make any such decision or take any such action. For clarity, ROX GP  may not make any such decision or take any such action unless first proposed by the special limited partner.

o	The special limited partner is included in the definition of indemnitee in our partnership agreement, along with any person or entity who controls the special limited partner.
o

Notwithstanding anything in our partnership agreement to the contrary, the Series NKES designation may be not amended if such amendment would reasonably be expected to adversely impact the rights of the special limited partner as set forth in the Series NKES designation without the prior written approval of the special limited partner.

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o

All of the additional terms listed above shall cease to be effective upon affiliates of the special limited partner or 529 Broadway Owner LLC no longer being guarantors of indebtedness payable to lenders of the Series NKES subsidiaries.

Series NKES Subsidiaries and Structure

Series NKES owns 90% of ROX NKES Soho NY Holdings LLC, a Delaware limited liability company.

529 Broadway Owner LLC, a Delaware limited liability company, owns the remaining 10% of ROX NKES Soho NY Holdings LLC.

ROX NKES Soho NY Holdings LLC owns 100% of ROX NKES Soho NY Mezz II LLC, a Delaware limited liability company that will be the borrower of the junior mezzanine loan with a principal balance of $47.0 million.

ROX NKES Soho NY Mezz II LLC owns 100% of ROX NKES Soho NY Mezz I LLC, a Delaware limited liability company that will be the borrower of the senior mezzanine loan with a principal balance of $25.0 million.

ROX NKES Soho NY Mezz I LLC owns 100% of ROX NKES Soho NY LLC, a Delaware limited liability company that will be the borrower of the senior loan with a principal balance of $100.0 million and owner of the Series NKES property.

The following chart shows the anticipated structure for Series NKES immediately after giving effect to this offering and the closing of the purchase of the Series NKES property. For a summary of the asset purchase agreement for the Series NKES property, please see “Business and Property—Series NKES Financial and Legal Matters—Asset Purchase Agreement.”

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Transfer Agent and Registrar

The transfer agent and registrar for ROX Series NKES ETPs is                        .

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

ROX LP’s and any Series’ operations will be conducted through, and each Series’ assets will be owned by, various subsidiaries. However, neither ROX LP, Series NKES nor any of Series NKES’ subsidiaries are expected to have any employees. ROX GP and its affiliates have the sole responsibility for providing the personnel necessary to conduct the operations of ROX LP, Series NKES and any of Series NKES’ subsidiaries. ROX GP has a non-economic interest in ROX LP, but affiliates of ROX GP will be paid certain fees for providing services to ROX LP, the Series and the Series’ subsidiaries and ROX LP is required to reimburse ROX GP and its affiliates for specified expenses.

Services Agreement

ROX LP, on behalf of Series NKES, and RPS Securities have entered into a services agreement whereby RPS Securities has agreed to advise ROX LP and Series NKES regarding, and assist ROX LP and Series NKES in connection with negotiations related to, its business. Please see “Services Agreement with RPS Securities.”  RPS Securities is entitled to receive a management fee and a transaction and expense fee and may receive an asset sale fee. In connection with the payment of these fees to RPS Securities by Series NKES, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series NKES and the existence, management and operations of ROX LP, Series NKES or ROX GP, other than expenses to be paid by ROX LP or Series NKES as set forth in our partnership agreement. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

The services agreement has an initial term of 10 years, with automatic renewals for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The services agreement may be terminated at any time upon mutual consent of the parties or upon a material breach that is not cured 30 days after notice thereof and upon bankruptcy related filings or occurrences of the other party. If requested by ROX LP, RPS Securities will continue to provide assistance to ROX LP, Series NKES and any of Series NKES’ subsidiaries for up to 90 days after termination. Series NKES shall be required to pay any fees to RPS Securities for a period of one year after termination that relates to any activities for which services were provided prior to termination.

RPS Securities is a FINRA member and is acting as our financial advisor in connection with this offering for which it will be entitled to a transaction and expense fee. The transaction and expense fee for this offering will be    % of the net proceeds, with net proceeds meaning the gross proceeds received by Series NKES from this offering after deduction of the underwriters’ discounts and commissions (which equates to     % based on the gross proceeds of this offering). RPS Securities is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, RPS Securities will not underwrite or purchase any of the offered ROX Series NKES ETPs or otherwise participate in any such undertaking.

Expense Reimbursement

Pursuant to our partnership agreement, ROX GP or its affiliates shall pay, and shall not charge or be reimbursed by, ROX LP or any Series for all direct and indirect expenses incurred or paid on behalf of ROX LP or a Series in its capacity as ROX GP for administrative or back office expenses of ROX GP, ROX LP or a Series, except for certain specified expenses, which shall be paid for, or reimbursed by, the applicable Series as allocated by ROX GP.

Series NKES will reimburse ROX GP and its affiliates for certain expenses incurred in connection the acquisition of the Series NKES property. To date, ROX GP and its affiliates have incurred approximately $                   of these expenses. We anticipate that, upon the completion of this offering and acquisition of the Series NKES property, ROX GP and its affiliates will have incurred approximately $                  of these expenses. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

License Agreement

ROX LP and ROX Parent have entered into a license agreement pursuant to which ROX Parent has granted to ROX LP a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property, including the ROX logo, the website www.roxfinancial.com and other applications, technology and work product. The license agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after

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notice thereof. Upon termination, all rights of ROX LP in the applicable intellectual property shall terminate and ROX LP shall discontinue the use thereof.

Procedures for Review, Approval or Ratification of Transactions with Related Parties

We expect that the Board will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the Board will adopt a written code of business conduct and ethics, under which a member of the Board would be expected to bring to the attention of the principal executive officer or the Board any conflict or potential conflict of interest that may arise between the member of the Board in his or her personal capacity or any affiliate of that member in his or her personal capacity, on the one hand, and ROX LP, Series NKES, any of Series NKES’ subsidiaries or ROX GP on the other. The resolution of any such conflict or potential conflict should, at the discretion of the Board in light of the circumstances, be determined by a majority of the disinterested members of the Board.

If a conflict or potential conflict of interest arises between ROX GP or its affiliates, on the one hand, and ROX LP and the holders of ETPs, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the Board in accordance with the provisions of our partnership agreement. At the discretion of the Board in light of the circumstances, the resolution may be determined by the Board in its entirety, by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement or by approval of a Series Majority (excluding ROX GP and its affiliates).

Upon our adoption of our code of business conduct, we would expect that any executive officer of ROX GP will be required to avoid personal conflicts of interest unless approved by the Board.

Please see “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and as a result, any transactions described in this prospectus that occurred prior to that completion were not reviewed according to such procedures.

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SERVICES AGREEMENT WITH RPS SECURITIES

The following is a summary of the material provisions of the Services and Investment Management Agreement dated     , 2021, between RPS Securities and ROX LP on behalf of Series NKES and all other Series, which is qualified in its entirety by reference to the copy thereof that is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

ROX LP and RPS Securities have entered into a services and investment management agreement (which we refer to as the services agreement) pursuant to which RPS Securities has agreed to provide advice to ROX LP and Series NKES regarding, and assist ROX LP and Series NKES in connection with negotiations related to, its business and that of Series NKES, including as follows:

•	the acquisition, management or disposition of interests in commercial real estate or, as the case may be, equity interests in any subsidiary;
•	related third-party equity or debt financing;
•	any public offering or private placement of ROX Series NKES ETPs; and
•

any other transaction, structuring or financing activities that may be requested by ROX LP or Series NKES and agreed to by RPS Securities or suggested by RPS Securities and accepted by ROX LP or Series NKES.

In consideration of RPS Securities’ provision of the above services, Series NKES shall pay to RPS Securities:

•	a management fee set by RPS Securities on an on-going calendar month basis of one twelfth of basis points of the monthly average equity value of Series NKES, where:
o	the monthly average equity value of Series NKES shall be calculated by dividing the sum of the daily equity values of ROX Series NKES ETPs for that month by the number of trading days in that month;
o

the daily equity value of Series NKES shall be calculated for each trading day by multiplying the closing price of a ROX Series NKES ETP on that trading day by the number of outstanding ROX Series NKES ETPs at the time of such close; and

o	a trading day shall mean any day on which the national exchange on which ROX Series NKES ETPs are traded is open for trading;
•	with respect to this offering of ROX Series NKES ETPs, a transaction and expense fee set by RPS Securities of

      % of the net proceeds, with net proceeds meaning the gross proceeds received by Series NKES from this offering after deduction of the underwriters’ discounts and commissions (which equates to approximately      % based on the gross proceeds of this offering);

•

with respect to any future public offering or private placement of ETPs of a Series, a transaction and expense fee to be set by RPS Securities of a percentage of the net proceeds received by that Series from the completion of such public offering or private placement, with net proceeds meaning the gross proceeds after deduction of the underwriters’ or placement agents’ discounts and commissions; payment, in each case, to be made simultaneously with any such completion; and

•

with respect to any sale or other disposition to a third party, who is not an affiliate of ROX LP or ROX GP, of any property or asset of Series NKES, including but not limited to an equity interest owned by Series NKES in a subsidiary, an asset sale fee to be set by RPS Securities of up to 1.0% of the net proceeds received by that Series from the closing of such sale or other disposition, with net proceeds meaning the gross proceeds after deduction of any applicable broker’s fee); payment, in each case, to be made simultaneously with any such closing; note that although ROX Series NKES ETPs are intended to be permanent capital vehicles, circumstances may arise that may make selling an asset in the best interests of the ROX Series NKES ETP holders.

The management fee can be reduced at any time by RPS Securities in its sole discretion by notice to the Board and, after the third anniversary of the completion of this offering, can be increased by RPS Securities in its sole discretion at any time with at least 90 days prior notice to the Board.  The management fee is intended to reimburse RPS Securities for certain

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expenses incurred in connection with providing management services to Series NKES and, over time, include a profit component.  Any future adjustment to the management fee by RPS Securities may be made for any reason, including actual or anticipated changes to expenses or profits. The Board shall cause ROX LP to promptly disclose any change to the management fee in a current or periodic report and will give any other applicable notice thereof.

In connection with the payment of the fees set forth above to RPS Securities by Series NKES, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series NKES and the existence, management and operations of ROX LP, Series NKES or ROX GP other than expenses to be paid by ROX LP or Series NKES as set forth in our partnership agreement. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

Such direct and indirect expenses to be paid by RPS Securities and its affiliates include:

•

accounting, legal, cash management, public relations, listing and registration fees payable to a national securities exchange or the SEC, investor relations, preparation of registration statements and periodic reporting and information technology expenses;

•	any fixed fee franchise tax for ROX LP;
•

except for the Board, all compensation and benefit costs paid to any person to perform services under the services agreement or any services or duties of ROX GP or its affiliate for ROX LP, Series NKES or any of Series NKES’ subsidiaries;

•

filing or other fees payable in connection with the offering, sale, registration or listing of any ROX Series NKES ETPs, including fees payable to the SEC, any state securities regulatory agency, any national securities exchange and any rating agency; and

•	transfer agent fees related to ROX Series NKES ETPs and record maintenance expenses.

All the services to be performed by RPS Securities for or on behalf of ROX LP or Series NKES are advisory in nature and only ROX GP, in its capacity as the general partner of ROX LP on behalf of ROX LP, Series NKES or any of Series NKES’ subsidiaries, has the power to bind ROX LP, Series NKES or any of Series NKES’ subsidiaries or waive any rights of ROX LP, Series NKES or any of Series NKES’ subsidiaries.

RPS Securities has agreed to provide the services in a competent, professional and good faith manner using, at a minimum, the ordinary degree of skill and care required for the applicable business, craft, industry, profession, or trade. In addition, RPS Securities shall provide the services in compliance with any agreements binding on ROX LP, Series NKES and any of Series NKES’ subsidiaries, applicable laws and governmental requirements and the other terms and restrictions of the services agreement.

The parties to the services agreement acknowledge that our partnership agreement governs the potential indemnification by ROX LP and Series NKES of RPS Securities, as applicable, and their respective equity owners, employees and officers in connection with the provision of the services. Please see “Our Partnership Agreement—Indemnification.”

The services agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after notice thereof and upon bankruptcy related filings or occurrences of the other party. If requested by ROX LP, RPS Securities will continue to assist ROX LP, Series NKES and any of Series NKES’ subsidiaries for up to 90 days after termination. ROX LP shall be required to pay any fees to RPS Securities for a period of one year after termination that relates to any activities for which services were provided prior to termination.

RPS Securities, which is a wholly-owned subsidiary of ROX Parent, is a FINRA member and an investment adviser that prior to completion of this offering is expected to be registered with the SEC pursuant to the Advisers Act. We operate our business in a manner that permits us to maintain our exclusion from registration under the Investment Company Act.

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UNDERWRITING

                is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of ROX Series NKES ETPs set forth opposite the underwriter’s name.

Number of
ROX Series
Underwriters:	NKES ETPs

The underwriting agreement provides that the obligations of the underwriters to purchase ROX Series NKES ETPs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all ROX Series NKES ETPs if they purchase any ROX Series NKES ETPs.

ROX Series NKES ETPs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ROX Series NKES ETPs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $per ROX Series NKES ETP. If all ROX Series NKES ETPs are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

We, the Board and the officers of ROX GP have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of                    , dispose of or hedge any ROX Series NKES ETPs or any securities convertible into or exchangeable for ROX Series NKES ETPs.                in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and members of the Board, shall be with notice.

Prior to this offering, there has been no public market for ROX Series NKES ETPs. Consequently, the initial public offering price for ROX Series NKES ETPs was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were Series NKES’ future prospects, its markets, the economic conditions in and future prospects for the industry in which Series NKES competes, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to Series NKES. We cannot assure you, however, that the price at which ROX Series NKES ETPs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in ROX Series NKES ETPs will develop and continue after this offering. We intend to have ROX Series NKES ETPs listed on the NYSE under the symbol “NKES.”

The following table shows the underwriting discounts and commissions that Series NKES is to pay to the underwriters in connection with this offering.

Per ROX Series NKES ETP
Total underwriting discounts and commissions

We estimate that our portion of the total expenses of this offering will be $       , including up to $      in connection with the qualification of this offering with FINRA by counsel to the underwriters.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us, series NKES

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or another Series in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours, Series NKES, another Series or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Series NKES has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

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ROX SERIES NKES ETPS ELIGIBLE FOR FUTURE SALE

After the sale of ROX Series NKES ETPs offered by this prospectus, ROX GP and its affiliates will not own any ROX Series NKES ETPs.

Rule 144

ROX Series NKES ETPs sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any ROX Series NKES ETPs held by an “affiliate” of ROX LP or Series NKES may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the outstanding ROX Series NKES ETPs, which will equal approximately ROX Series NKES ETPs immediately after this offering; or
•	the average weekly reported trading volume of ROX Series NKES ETPs for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about ROX LP and Series NKES. A person who is not deemed to have been an affiliate of ROX LP or Series NKES at any time during the three months preceding a sale, and who has beneficially owned ROX Series NKES ETPs for at least six months (provided ROX LP is in compliance with the current public information requirement), or one year (regardless of whether ROX LP is in compliance with the current public information requirement), would be entitled to sell ROX Series NKES ETPs under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ROX LP or Series NKES at any time during the 90 days preceding a sale would be entitled to freely sell ROX Series NKES ETPs without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

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EXPERTS

The combined balance sheet of ROX Financial LP as of December 31,2020 included in this Registration Statement of ROX Financial LP has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Series NKES as of December 31, 2020 included in this Registration Statement of ROX Financial LP has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statement of revenues and certain operating expenses of the New York Property for the years ended December 31, 2020 and 2019, included in this Registration Statement of ROX Financial LP  has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statement), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The market data and industry forecasts and projections included in this prospectus have been derived from the market study prepared for us by Linneman Associates, a nationally recognized real estate consulting firm, and are included in this prospectus in reliance on Linneman Associates’ authority as an expert in such matters. ROX Parent paid Linneman Associates a fee of $           for its services.

The appraised value of the Series NKES property included in this prospectus is based upon an appraisal provided by BBG, Inc. and is included in reliance on BBG, Inc.’s authority as an expert in appraisals. ROX Parent paid BBG, Inc. a fee of $           for its services.

Information regarding the condition of the Series NKES property under the heading “Business and Property—Series NKES Property—Property Condition,” and environmental matters relating to the Series NKES property under the heading “Business and Property—Series NKES Property—Environmental Matters” have been derived from reports prepared for us by EBI Consulting and are included based on EBI Consulting’s authority as an expert in such matters. ROX Parent paid EBI Consulting a fee of $           for its services.

The survey of the Series NKES property included in this prospectus is based upon a survey of the Series NKES property provided by Statewide Land Surveying P.C. and is included in reliance on Statewide Land Surveying P.C.’s authority as an expert in surveying property. ROX Parent paid Statewide Land Surveying P.C. a fee of $          for its services.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is apart, under the Securities Act with respect to ROX Series NKES ETPs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and exhibit and schedules to the registration statement. For further information with respect to ROX LP and ROX Series NKES ETPs to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

The SEC maintains an internet website, which is located at www.sec.gov, that contains reports and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement for this offering at the SEC’s internet website. As a result of this offering, ROX LP will become subject to the information and reporting requirement of the Exchange Act, and we will file periodic report and other information with the SEC. These reports and other information will be available for review at the SEC’s website referred to above.

We also maintain a website at www.roxfinancial.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

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NKES-F-1

ROX Financial LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of managers of ROX Financial GP and members of ROX Financial LP

Opinion on the Financial Statement

We have audited the accompanying combined balance sheet of ROX Financial LP (the “Partnership”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

New York, New York

January 27, 2021

We have served as the Partnership’s auditor since 2021.

NKES-F-2

ROX Financial LP

Combined Balance Sheet

December 31, 2020

Assets:
Cash	$300
Total assets	$300

Partners' capital:
General partner	$—
Limited partner	300
Total partners' capital	$300

See the accompanying notes to the combined balance sheet.

NKES-F-3

ROX Financial LP

Notes to the Combined Balance Sheet

December 31, 2020

Note 1 — Organization

ROX Financial LP (“ROX LP,” the “Company” or the “Registrant”) was organized as a Delaware series limited partnership on January 15, 2020. ROX Financial GP, LLC (“ROX GP”) serves as the general partner, and ROX Financial, Inc. (“RFI”) initially served as the organizational limited partner. As part of the initial formation transaction, RFI contributed $100 to the partnership in exchange for a limited partner interest.

ROX LP has been formed to facilitate public investment in individual commercial real estate properties with innovative securities, referred to as exchange traded properties (“ETPs”). Each individual property will be held by a subsidiary owned by a separate series of limited partner interests (“Series”). Each Series the Registrant established is a separate Series and not itself a separate legal entity from the Registrant under Delaware law. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

ROX GP, as the general partner, has the sole authority for the management and control of ROX LP and each Series. The general partner interest does not include any rights to receive distributions from operations or upon the liquidation, winding-up or termination or dissolution, as applicable, of ROX LP or any Series. ETP holders have limited liability under the terms of the partnership agreement.

ROX LP intends for each Series to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. ROX LP has no other business operations other than the Series and their subsidiaries.

On November 19, 2020, Series AMZL was created for the purpose of acquiring properties in which Amazon.com Services LLC would be the single tenant. The initial $100 contribution in ROX LP by RFI was allocated to Series AMZL on November 19, 2020 in exchange for the issuance of one ETP in Series AMZL to RFI. Prior to this, on November 16, 2020, the Company formed ROX AMZL Oakley CA LLC (the “Series AMZL subsidiary”) and this entity entered into a definitive agreement on November 19, 2020 to purchase a commercial real estate property in Oakley, California, which will be the initial property acquisition in the Series AMZL subsidiary.

On November 19, 2020 Series WALG was created for the purpose of acquiring properties in which Walgreen Co. would be the single tenant. RFI contributed $100 to Series WALG on November 19, 2020 in exchange for the issuance of one ETP in Series WALG to RFI. Prior to this, on November 16, 2020, the Company formed ROX WALG Miami FL LLC (the “Series WALG subsidiary”) and this entity entered into a definitive agreement on November 19, 2020 to purchase 100% of the air space associated with a retail condominium located in Miami, Florida, which will be the initial property acquisition in the Series WALG subsidiary.

On December 28, 2020, Series NKES was created for the purpose of acquiring properties in which Nike Retail Services, Inc. would be the single tenant. Prior to this, on December 22, 2020, the Company formed ROX NKES Soho NY Holdings LLC (the “Series NKES holding company”) and ROX NKES Soho NY LLC (the “Series NKES subsidiary”), and the Series NKES subsidiary entered into a definitive agreement on December 28, 2020 to purchase 100% of the fee simple interest in a commercial real estate property in New York, New York. On December 28, 2020, RFI contributed $100 to Series NKES in exchange for the issuance of one ETP in Series NKES to RFI. Pursuant to the purchase agreement, upon closing of the acquisition and the deemed and other contributions by an affiliate of the seller to the Series NKES holding company, Series NKES will own 90% of the Series NKES holding company and that affiliate of seller will own 10%.

The Company intends to hold an initial public offering of ETPs of the three above-referenced Series (the “Offering”). Proceeds from the Offering related to each Series will be allocated to each Series, which will be contributed to a subsidiary of each Series and used to acquire properties from nonaffiliated third-party owners. The transactions contemplated by the purchase agreements described above will close concurrently with the completion of the Offering.

NKES-F-4

ROX Financial LP

Notes to the Combined Balance Sheet

December 31, 2020

Note 2 – Significant Accounting Policies

Basis of Presentation

The accompanying combined balance sheet includes the combined financial positions of each of the three Series as of December 31, 2020. The three Series are managed by ROX GP and therefore under common control and management. The combined balance sheet was prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the combined balance sheet have been included. There are no intercompany transactions that occur between ROX LP and the Series or the Series subsidiaries.

The accompanying combined balance sheet as of December 31, 2020 consists of the initial partnership investment of RFI in connection with the formations of ROX LP, each of the Series and the Series subsidiaries.

Offering Costs

In connection with the Offering, affiliates of the Company have or will incur legal, accounting, and related costs related to the Offering that will be paid by RPS Securities LLC (“RPS Securities”) and its affiliates, a related party advisory services provider. RPS Securities and its affiliates are solely responsible for bearing these offering costs in accordance with the services agreement. For bearing these offering costs, RPS Securities will receive a transaction advisory fee from the Company that is solely contingent upon the completion of the Offering. This fee will be capitalized and recorded as a reduction of partners’ capital on the Company’s combined balance sheet. See Note 5 – Related Party Transactions for additional information about the services agreement with RPS Securities.

Underwriting Discounts and Commissions

In connection with the Offering, each Series will incur underwriting discounts and commissions, which will be paid by each applicable Series. Such costs will be deducted from the proceeds of the Offering when it is consummated.

Note 3 – Acquisitions

On November 19, 2020, the Series AMZL subsidiary entered into a definitive agreement to purchase a commercial real estate property located at 4000 Wilbur Avenue in Oakley, California for a minimum purchase price of $81 million. The property is leased to Amazon.com Services LLC for annualized lease payments of $3,225,754 subject to escalation and has an initial lease expiration date of September 30, 2032 with tenant options to extend. Series AMZL expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series AMZL intends for this transaction to be accounted for as an asset acquisition.

On November 19, 2020, the Series WALG subsidiary entered into a definitive agreement to purchase 100% of the air space associated with a retail condominium occupied by Walgreen Co. and located on the street level of The Ritz-Carlton Hotel, South Beach in Miami Beach, Florida for a minimum purchase price of $79 million. The property is leased to Walgreen Co. for annualized lease payments of $3,550,000, subject to escalation, and has a lease expiration date of May 31, 2090 with tenant termination options starting May 31, 2040. Series WALG expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series WALG intends for this transaction to be accounted for as an asset acquisition.

On December 28, 2020, the Series NKES subsidiary entered into a definitive agreement to purchase 100% of the fee simple interest in a commercial real estate property located in the SoHo district of New York, New York for a minimum purchase price of $195 million and the assumption of a loan on the property of $200 million. The property is leased to Nike Retail Services, Inc. for annualized lease payments of $17,600,000, subject to escalation, and has an initial lease expiration date of January 31, 2032 with tenant options to extend. Series NKES expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series NKES intends for this transaction to be accounted for as an asset acquisition.

NKES-F-5

ROX Financial LP

Notes to the Combined Balance Sheet

December 31, 2020

Note 4 – Income Taxes

We intend to treat ROX LP as a non-entity for U.S. federal income tax purposes. ROX LP intends for each Series to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. The Company believes that each Series has been established and intends to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT commencing with such taxable year. To qualify as a REIT, each Series must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its ETPs. If any Series fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if a Series qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state, and local taxes on its income or property.

Note 5 – Related Party Transactions

The Company entered into a services agreement with RPS Securities on November 19, 2020, which was subsequently terminated on January 22, 2021. The Company intends to enter into a new services agreement, the terms of which are yet to be finalized. As of December 31, 2020, the Company had paid no fees to RPS Securities and had no outstanding balance for fees payable to RPS Securities.

The Company entered into a license agreement with RFI on November 19, 2020. Pursuant to the license agreement, RFI has granted to ROX LP a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property.

The license agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after notice thereof. Upon termination, all rights of the Company in the applicable intellectual property shall terminate and the Company shall discontinue the use thereof. There are no fees to be paid by the Company related to the agreement.

The Company will incur, only upon closing of the acquisitions, real estate transaction costs related to the acquisition of the properties by each Series. The Company, through the Series, will reimburse RFI estimated real estate transaction costs of $2,427,000 upon closing of all of the acquisitions. As of December 31, 2020, $196,896 of these transaction costs have been paid by RFI.

Note 6 – Subsequent Events

In preparing this combined financial statement, the Company has evaluated events and transactions for recognition or disclosure through January 27, 2021, the date the combined financial statement was issued.

NKES-F-6

Series NKES

Introduction to the Pro Forma Consolidated Financial Statements (Unaudited)

The following sets forth the unaudited pro forma consolidated balance sheet for Series NKES as of December 31, 2020 and the unaudited pro forma consolidated statement of operations of Series NKES for the year ended December 31, 2020. Series NKES is a series of ROX Financial LP (“ROX LP”) established on December 28, 2020. ROX LP was organized as a Delaware series limited partnership on January 15, 2020 and is managed solely by ROX Financial GP LLC (“ROX GP”), who serves as general partner of ROX LP. Series NKES currently owns 100% of ROX NKES Soho NY Holdings LLC (the “Series NKES holding company”), which indirectly owns 100% of ROX NKES Soho NY LLC (the “Series NKES subsidiary”).

ROX LP has been formed to facilitate public investment in individual commercial real estate properties with innovative securities, referred to as exchange traded properties (“ETPs”). Each individual property will be held by a subsidiary owned by a separate series of limited partner interests (“Series”). Each Series that ROX LP established is a separate Series and not itself a separate legal entity from ROX LP under Delaware law. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law. ROX LP has no other business operations other than the Series and their subsidiaries.

ROX LP intends for Series NKES to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021.

The Series NKES subsidiary was formed on December 22, 2020 and entered into a definitive agreement on December 28, 2020 to purchase 100% of the fee simple interest in a commercial real estate property located in the SoHo district of New York, New York (the “Series NKES property”) for a minimum aggregate purchase price of $395.0 million, comprised of a minimum of $223.0 million in cash and $172.0 million of assumed debt. The Series NKES property is leased to NIKE Retail Services, Inc. for annualized rent payments of $17.6 million, subject to escalation, and the lease has an initial expiration date of January 31, 2032 with tenant options to extend. The lease is guaranteed by NIKE Inc. On December 28, 2020, ROX Financial Inc. contributed $100 to Series NKES for the issuance of one ROX Series NKES ETP to RFI.

Proceeds from this offering will be allocated to Series NKES, which will then contribute the proceeds to the Series NKES holding company and subsequently through the other subsidiaries to the Series NKES subsidiary, and such proceeds will be used to acquire 100% of the Series NKES property from the unrelated third-party owner. The transactions contemplated by the purchase agreement described above will close concurrently with the completion of this offering. Pursuant to the purchase agreement, upon closing of the acquisition and the deemed and other contributions by an affiliate of the seller to the Series NKES holding company, Series NKES will own 90% of the Series NKES holding company and an affiliate of the seller will own 10%. Series NKES had no operations for the period from its inception on December 28, 2020 through December 31, 2020.

The unaudited pro forma consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and are being presented as if the Series NKES subsidiary’s acquisition of the Series NKES property, this offering and related transactions and adjustments had occurred on December 31, 2020 for purposes of the unaudited pro forma consolidated balance sheet and on January 1, 2020 for purposes of the unaudited pro forma consolidated statement of operations.

The unaudited pro forma consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to the unaudited pro forma consolidated financial statements are based on available information and assumptions that we consider reasonable. The unaudited pro forma consolidated financial statements do not purport to (i) represent Series NKES’ financial position that would have actually occurred had the Series NKES subsidiary’s acquisition of the Series NKES property, this offering and related transactions and adjustments occurred on December 31, 2020, (ii) represent the results of Series NKES’ operations that would have actually occurred had the Series NKES subsidiary’s acquisition of the Series NKES property, this offering and related transactions and adjustments occurred on January 1, 2020 or (iii) project Series NKES’ financial position or results of operations as of any future date or for any future period.

NKES-F-7

Series NKES

Pro Forma Consolidated Balance Sheet (Unaudited)

December 31, 2020

		Acquisition
	Series	of Series
	NKES	NKES		This			Series
	Historical	Property		Offering	Other		NKES
	(A)	(B)		(C)	Adjustments		Pro Forma

Assets:
Investments in real estate	$—
Cash and cash equivalents	100					(E)
Intangible lease assets	—
Total assets	$100

Liabilities and Equity:
Debt, net	$—
Total liabilities	—

Limited partners:
ROX Series NKES ETPs	100					(E)
Total partners' capital	100
Noncontrolling interests	—		(D)
Total equity	100
Total liabilities and equity	$100

See the accompanying notes to the pro forma consolidated financial statements.

NKES-F-8

Series NKES

Pro Forma Consolidated Statement of Operations (Unaudited)

Year Ended December 31, 2020

Series
	Series	NKES
	NKES	Property				Series
	Historical	Historical	This	Other		NKES
	(AA)	(BB)	Offering	Adjustments		Pro Forma

Revenues:
Lease revenues	$—
Total revenues	—

Operating expenses:
Depreciation and amortization	—				(CC)
Property tax expense	—				(DD)
Property and other operating expenses	—				(FF)
Management fees	—				(EE)
General and administrative expenses	—				(GG)
Total operating expenses	—
Operating income (loss)	—
Interest expense	—				(HH)
Net income (loss)	—
Income attributable to noncontrolling interest	—				(II)
Net income (loss) attributable to ROX Series NKES ETPs	$—

Pro forma weighted- average ROX Series NKES ETPs outstanding - basic and diluted

Pro forma earnings per ROX Series NKES ETP - basic and diluted							(JJ)

See the accompanying notes to the pro forma consolidated financial statements.

NKES-F-9

Series NKES

Notes to the Pro Forma Financial Statements (Unaudited)

As of and For the Year Ended December 31, 2020

Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

The adjustments to the unaudited pro forma consolidated balance sheet as of December 31, 2020 are as follows:

(A)

Reflects the audited historical balance sheet of Series NKES as of December 31, 2020. Series NKES had no operations for the period from its inception on December 28, 2020 through December 31, 2020, other than the issuance of one ROX Series NKES ETP to RFI for a purchase price of $100 in connection with its initial capitalization on December 28, 2020.

(B)

Reflects the Series NKES subsidiary’s acquisition of the assets and liabilities associated with the Series NKES property from the seller. The transaction is expected to be accounted for as an asset acquisition under ASC 805, Business Combinations, because substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The following preliminary allocation of the purchase price is based on our preliminary estimates and assumptions and is subject to change based on a final determination of the fair value of the assets acquired and liabilities assumed:

Consideration paid:
Cash (1)
Debt assumed (2)
Noncontrolling interest equity contribution
Total consideration paid

Allocation of purchase price:
Land
Building
Intangible lease assets
Total consideration paid (3)

(1)

Reflects the available proceeds from the issuance and sale of             ROX Series NKES ETPs in this offering at a public offering price of $           per ROX Series NKES ETP as described in Note (C) below. The purchase price will be adjusted based on the price at which ROX Series NKES ETPs are sold to the public in this offering. However, any excess net proceeds due to a higher price per ROX Series NKES ETP, after deducting the transaction and expense fee applicable to such excess described in Note (C) below, will be paid to the current owner of the Series NKES property as additional purchase price consideration.

(2)

The Series NKES property will be subject to $172.0 million of debt and incur approximately $3.0 million of deferred financing costs.  The debt consists of mortgage and mezzanine loans that mature on September 6, 2026. The mortgage loan is secured by a first-priority mortgage on the Series NKES property, a security interest in all personal property used in connection with that property and an assignment of all leases and rents relating to the property.

(3)	Includes real estate transaction costs related to the acquisition of the Series NKES property of approximately $2.6 million.

The fair value of tangible assets of the acquired property will be determined by valuing the Series NKES property as if it were vacant utilizing a number of sources, including a real estate valuation prepared by an independent valuation firm. Management also considers information and other factors, including market conditions, the industry that the tenant operates in, characteristics of the real estate, such as location, size, demographics, value and comparative rental rates, tenant credit profile and the importance of the location of the real estate to the operations of the tenant’s business.

NKES-F-10

Series NKES

Notes to the Pro Forma Financial Statements (Unaudited)

As of and For the Year Ended December 31, 2020

The estimated fair value of an acquired in-place lease equals the costs that would have been incurred to lease the property to its occupancy level at the date of acquisition. The in-place lease is amortized as of the date of acquisition over the remaining initial noncancellable term of the lease to amortization expense. Acquired above-market lease values are amortized based on their present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and management’s estimate of the fair market value lease rate at the time of acquisition.

The fair value of debt assumed is determined using current market interest rates for comparable debt financings. The carrying value of asset-level working capital balances and other assets acquired and liabilities assumed approximates fair value.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated financial statements. The final purchase price allocation will be determined subsequent to the acquisition of the Series NKES property upon the completion of the related valuations and calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

(C)

Reflects the issuance and sale of              ROX Series NKES ETPs in this offering at a public offering price of $              per ROX Series NKES ETP, net of underwriting discounts and commissions and the transaction and expense fee payable to RPS Securities as follows:

Gross proceeds from this offering
Underwriting discounts and commissions
Net proceeds from this offering
Transaction and expense fee (1)
Available proceeds from this offering

(1)

The transaction and expense fee payable to RPS Securities upon completion of this offering will be       % of the net proceeds, with net proceeds meaning the gross proceeds received by Series NKES from this offering after deduction of underwriting discounts and commissions (which equates to         % based on the gross proceeds of this offering). RPS Securities and its affiliates are solely responsible for bearing all legal, accounting and related costs associated with this offering in accordance with the services agreement. This fee will be capitalized and recorded as a reduction of partners’ capital.

The available proceeds will be used to complete the acquisition of the Series NKES property, as described in Note (B) and fund cash reserves of approximately $           million. Any excess net proceeds due to a higher price per ROX Series NKES ETP, after deducting the transaction and expense fee applicable to such excess, will be paid to the current owner of the Series NKES property as additional purchase price consideration.

(D)

Reflects the allocation of limited partner’s capital to noncontrolling interest to account for the respective ownership of the Series NKES holding company by Series NKES (90%) and an affiliate of the seller (10%) upon closing of the acquisition and the deemed and other contributions by an affiliate of the seller to the Series NKES holding company.

(E)	The one ROX Series NKES ETP held by RFI will be repurchased by Series NKES at or prior to the closing of this offering for $100.

NKES-F-11

Series NKES

Notes to the Pro Forma Financial Statements (Unaudited)

As of and For the Year Ended December 31, 2020

Adjustments to the Unaudited Pro Forma Consolidated Statement of Operations

The adjustments to the unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 are as follows:

(AA)

Series NKES had no operations for the period from its inception on December 28, 2020 through December 31, 2020, other than the issuance of one ROX Series NKES ETP to RFI for a purchase price of $100 in connection with its initial capitalization on December 28, 2020.

(BB)

The table below presents the revenues and certain operating expenses of the Series NKES property for the year ended December 31, 2020, as adjusted to reflect the pro forma impact of the Series NKES subsidiary’s acquisition of the Series NKES property:

			Acquisition of
	Series NKES		Series NKES
	Property (1)	Adjustments (2)	Property

Revenues:
Lease revenues	$20,730,121
Total revenues	20,730,121

Operating expenses:
Property tax expense	3,503,922
Property and operating expenses	44,655
Total operating expenses	3,548,577

(1)

This information is derived from the audited statement of revenues and certain operating expenses of the Series NKES property for the year ended December 31, 2020, which were prepared for the purposes of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended.

(2)

Adjustment of $              reflects the net impact of straight-line rents as if the acquisition of the Series NKES property occurred on January 1, 2020 and the amortization of above-market lease intangibles based on the preliminary purchase price allocation described in Note (B).  The adjustment of $           related to the property management fee is fully described in Note (FF) below.

(CC)

Reflects depreciation and amortization expense based on the preliminary estimated fair values of the tangible and intangible assets described in Note (B) using the straight-line method over the estimated useful lives of the assets.

Estimated useful lives of finite long-lived assets (in years):
Building	40.0
Intangible lease assets	12.1

In utilizing these estimated useful lives for determining the pro forma adjustments, management considered the length of time the asset had been in existence, the maintenance history, as well as anticipated future maintenance, and any contractual stipulations that might limit the useful life.

Amortization of an acquired in-place lease is included as a component of depreciation and amortization.

(DD)

Series NKES property may be reassessed for property tax purposes after the completion of this offering. Therefore, the amount of property taxes Series NKES pays in the future may increase from what has been paid in the past. Given the uncertainty, an adjustment to property tax expense has not been made in the pro forma statement of operations as such expenses are not currently factually supportable.

NKES-F-12

Series NKES

Notes to the Pro Forma Financial Statements (Unaudited)

As of and For the Year Ended December 31, 2020

(EE)

Reflects the management fee payable to RPS Securities assuming the issuance and sale of                 ROX Series NKES ETPs in this offering at a public offering price of $            per ROX Series NKES ETP. ROX LP, on behalf of Series NKES, and RPS Securities have entered into a services agreement whereby RPS Securities has agreed to advise ROX LP and Series NKES regarding, and assist ROX LP and Series NKES in connection with negotiations related to, its business, including as follows: the acquisition, management or disposition of interests in commercial real estate or, as the case may be, equity interests in any subsidiary; related third-party equity or debt financing; any public offering or private placement of ROX Series NKES ETPs; and any other transaction, structuring or financing activities that may be requested by ROX LP on behalf of Series NKES and agreed to by RPS Securities or suggested by RPS Securities and accepted by ROX LP on behalf of Series NKES.

The monthly management fee paid by Series NKES to RPS Securities will be one-twelfth of         basis points of the monthly average equity value of Series NKES. The management fee can be reduced at any time by RPS Securities in its sole discretion by notice to the board of managers of ROX GP (the “Board”) and, after the third anniversary of the completion of this offering, can be increased by RPS Securities in its sole discretion at any time with at least 90 days prior notice to the Board.

The monthly average equity value of Series NKES shall be calculated by dividing the sum of the daily equity values of ROX Series NKES ETPs for that month by the number of trading days in that month. The daily equity value of Series NKES shall be calculated for each trading day by multiplying the closing price of a ROX Series NKES ETP on that trading day by the number of outstanding ROX Series NKES ETPs at the time of such close. A trading day shall mean any day on which the national exchange on which ROX Series NKES ETPs are traded is open for trading.

(FF)

Upon the closing of the acquisition of the Series NKES property, the Series NKES subsidiary will enter into a property management agreement with SCF Management LLC, or SCF Management.  SCF Management provies property management and entity managmeent services for several national brand retail tenanted properties in the SoHo submarket.  SCF Management’s property management fee is $              per annum, which is not a recoverable cost under the Series NKES lease.

(GG)

As described in Note (AA), Series NKES had no operations for the period from its inception on December 28, 2020 through December 31, 2020. It did not therefore incur any general and administrative expenses during that period. In connection with the payment of the fees set forth in Note (EE) above to RPS Securities by Series NKES, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series NKES and the existence, management and operations of ROX LP, Series NKES or ROX GP, other than expenses to be paid by ROX LP or Series NKES as set forth in our partnership agreement.

The adjustment reflects the aggregate annual cash compensation payable to members of the Board. Certain other expenses to be paid by ROX LP or Series NKES pursuant to our partnership agreement, including expenses incurred by a conflicts committee of the Board and litigation expenses, may also constitute general and administrative expenses. However, given the uncertainty, an adjustment to general and administrative expenses has not been made in the pro forma statement of operations as such expenses are not currently factually supportable.

(HH)

Reflects interest expense attributable to the $172.0 million of assumed debt described in Note (B), which consists of a senior loan with a principal balance of $100.0 million that bears interest at a rate per annum of approximately 3.42% and two mezzanine loans with principal balances of $25.0 million and $47.0 million that each bear interest at a rate per annum of 3.4%.  In addition, deferred financing costs of $3.0 million is amortized over the period from January 1, 2020 through September 6, 2026, the maturity date of each loan, and the amortization is included in interest expense.

(II)	Reflects the allocation of net income to the noncontrolling interest and Series NKES.
(JJ)

Pro forma basic and diluted are earnings per ROX Series NKES ETP is calculated by dividing pro forma consolidated net income attributable to Series NKES by the number of ROX Series NKES ETPs issued in this offering.

NKES-F-13

Series NKES

INDEPENDENT AUDITORS’ REPORT

To the board of managers of ROX Financial GP and members of ROX Financial LP

We have audited the accompanying consolidated balance sheet of Series NKES as of December 31, 2020, and the related notes (the “financial statement”).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to Series NKES’ preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Series NKES’ internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Series NKES as of December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

January 27, 2021

NKES-F-14

Series NKES

Consolidated Balance Sheet

December 31, 2020

Assets:
Cash	$100
Total assets	$100

Partners' capital:
Limited partner	$100
Total partners' capital	$100

See the accompanying notes to the consolidated balance sheet.

NKES-F-15

Series NKES

Notes to the Consolidated Balance Sheet

December 31, 2020

Note 1 — Organization

Series NKES is a series of ROX Financial LP (“ROX LP”) established on December 28, 2020, for the purpose of acquiring a retail property where Nike Retail Services, Inc. is the single tenant. ROX LP was organized as a Delaware series limited partnership on January 15, 2020 and is managed solely by ROX Financial GP LLC (“ROX GP”), who serves as general partner of ROX LP. ROX Financial Inc. (“RFI”) initially served as the organizational limited partner in ROX LP. ROX NKES Soho NY LLC (the “Series NKES subsidiary”) is a wholly-owned subsidiary of ROX NKES Soho NY Holdings LLC (the “Series NKES holding company”), which in turn is currently wholly-owned by Series NKES.

ROX LP has been formed to facilitate public investment in individual commercial real estate properties with innovative securities, referred to as exchange traded properties (“ETPs”). Each individual property will be held by a subsidiary owned by a separate series of limited partner interests (“Series”). Each Series the Registrant established is a separate Series and not itself a separate legal entity from the Registrant under Delaware law. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

ROX LP intends for each Series to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. ROX LP has no other business operations other than the Series and their subsidiaries.

The Series NKES subsidiary was formed on December 22, 2020 and entered into a definitive agreement on December 28, 2020 to purchase 100% of the fee simple interest in a commercial real estate property in New York, New York. On December 28, 2020, RFI contributed $100 to Series NKES for the issuance of one ETP of Series NKES to RFI.

ROX LP intends to hold an initial public offering of ETPs of Series NKES (the “Offering”). Proceeds from the Offering will be allocated to Series NKES, which will be contributed to the Series NKES holding company and subsequently to the Series NKES subsidiary and used to acquire 100% of the Series NKES property from the unrelated third-party owner. The transactions contemplated by the purchase agreement described above will close concurrently with the completion of the Offering. Pursuant to the purchase agreement, upon closing of the acquisition and the deemed and other contributions by an affiliate of the seller to the Series NKES holding company, Series NKES will own 90% of the Series NKES holding company and seller’s affiliate will own 10%. Series NKES had no operations for the period from its inception on December 28, 2020 through December 31, 2020.

Note 2 – Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheet was prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and consists of the initial investment of RFI in connection with the formations and establishment of, Series NKES, the Series NKES holding company and the Series NKES subsidiary. In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated balance sheet have been included.

The consolidated balance sheet includes the accounts of Series NKES and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Offering Costs

In connection with the Offering, affiliates of Series NKES have or will incur legal, accounting, and related costs related to the Offering that will be paid by RPS Securities LLC (“RPS Securities”) and its affiliates, a related party advisory services provider. RPS Securities and its affiliates are solely responsible for bearing these offering costs in accordance with the services agreement. For bearing these offering costs, RPS Securities will receive a transaction advisory fee from Series NKES that is solely contingent upon the completion of the Offering. This fee will be capitalized and recorded as a reduction of partners’ capital on Series NKES’ consolidated balance sheet. See Note 5 – Related Party Transactions for additional information about the services agreement with RPS Securities.

NKES-F-16

Series NKES

Notes to the Consolidated Balance Sheet

December 31, 2020

Underwriting Discounts and Commissions

In connection with the Offering, Series NKES will incur underwriting discounts and commissions, which will be paid by Series NKES. Such costs will be deducted from the proceeds of the Offering when it is consummated.

Concentrations of Credit Risk

Following the Offering, Series NKES revenues will be 100% earned from a long-term, double-net lease with Nike Retail Services, Inc., which operates a retail store at 529 Broadway New York, New York. The historical audited and unaudited financial statements of NIKE, Inc., the Series NKES guarantor, have been filed with the SEC and are available on the SEC’s website at www.sec.gov.

Note 3 – Acquisitions

On December 28, 2020, the Series NKES subsidiary entered into a definitive agreement to purchase 100% of the fee simple interest in a commercial real estate property occupied by Nike Retail Services, Inc. and located in the Soho district of New York, New York for a minimum purchase price of $195 million and the assumption of a loan on the property of $200 million. The property is leased to Nike for annualized lease payments of $17,600,000, subject to escalation, and has an initial lease expiration date of January 31, 2032 with tenant options to extend. Series NKES expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series NKES intends for this transaction to be accounted for as an asset acquisition.

Note 4 – Income Taxes

Series NKES intends to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. Series NKES believes that it has been established and intends to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT commencing with such taxable year. To qualify as a REIT, Series NKES must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its ETPs. If Series NKES fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series NKES qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property.

Note 5 – Related Party Transactions

ROX LP, on behalf of Series NKES, entered into a services agreement with RPS Securities on November 19, 2020, which was subsequently terminated on January 22, 2021. ROX LP intends to enter into a new services agreement, the terms of which are yet to be finalized. As of December 31, 2020, Series NKES had paid no fees to RPS Securities and had no outstanding balance for fees payable to RPS Securities.

ROX LP, on behalf of Series NKES, entered into a license agreement with RFI on November 19, 2020. Pursuant to the license agreement, RFI has granted to ROX LP a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property.

The license agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after notice thereof. Upon termination, all rights of the Series in the applicable intellectual property shall terminate and the Series shall discontinue the use thereof. There are no fees to be paid by the Series related to the agreement.

Series NKES will incur, only upon closing of the Series NKES property, real estate transaction costs related to the acquisition of the Series NKES property. Series NKES will reimburse RFI estimated real estate transaction costs of $1,157,000 upon closing of the acquisition. As of December 31, 2020, $51,378 of these transaction costs have been paid by RFI.

NKES-F-17

Series NKES

Notes to the Consolidated Balance Sheet

December 31, 2020

Note 6 – Subsequent Events

In preparing this consolidated financial statement, Series NKES has evaluated events and transactions for recognition or disclosure through January 27, 2021, the date the consolidated financial statement was issued.

NKES-F-18

The New York Property

INDEPENDENT AUDITORS’ REPORT

To the board of managers of ROX Financial GP and members of ROX Financial LP

We have audited the accompanying statement of revenues and certain operating expenses of the New York Property for the years ended December 31, 2020 and 2019, and the related notes (the "historical summary").

Management's Responsibility for the Historical Summary

Management is responsible for the preparation and fair presentation of the Statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the historical summary that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the historical summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summary is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the historical summary. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the historical summary, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the New York Property’s preparation and fair presentation of the historical summary in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the New York Property’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the historical summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the historical summary referred to above presents fairly, in all material respects, the statement of revenues and certain operating expenses described in Note 2 of the New York Property for the years ended December 31, 2020 and 2019, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 to the historical summary, which describes that the accompanying historical summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Registration Statement on Form S-11 of ROX Financial LP) and are not intended to be a complete presentation of the New York Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

New York, New York

March 12, 2021

NKES-F-19

The New York Property

Statements of Revenues and Certain Operating Expenses

Years Ended December 31, 2020 and 2019

	Years Ended December 31,
	2020	2019

Rental revenues	$20,730,121	$20,010,767

Certain operating expenses:
Property taxes	3,503,922	2,749,709
Property operating expenses	44,655	41,752
Total certain operating expenses	3,548,577	2,791,461
Total rental revenues in excess of certain operating expenses	$17,181,544	$17,219,306

See the notes to the statements of revenues and certain operating expenses.

NKES-F-20

The New York Property

Notes to the Statements of Revenues and Certain Operating Expenses

Years Ended December 31, 2020 and 2019

Note 1 — Organization

The accompanying statements of revenues and certain operating expenses for the years ended December 31, 2020 and 2019 include the operations of a single tenant double-net leased commercial property located at 529 Broadway New York, New York (the “New York Property”) that is being acquired from a nonaffiliated third party pursuant to a definitive purchase agreement dated December 28, 2020. The acquiror of this property is ROX NKES Soho NY LLC (the “Series NKES subsidiary”), a wholly-owned subsidiary of ROX NKES Soho NY Holdings LLC, which in turn is currently a wholly-owned subsidiary of Series NKES of ROX Financial LP.

The acquisition of the New York Property is subject to, among other things, the completion of the initial public offering of limited partner interests of Series NKES of ROX Financial LP, customary closing conditions and satisfactory completion of due diligence.

Note 2 – Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain operating expenses were prepared for the purpose of complying with the provisions of Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, for inclusion in a Registration Statement on Form S-11 of ROX LP and is not intended to be a complete presentation of the New York Property’s revenues and expenses. Amounts that are either not recurring in nature or would not be directly attributable to future operating results of the property upon being acquired by the Series NKES subsidiary are excluded from this statement and generally consist of interest, depreciation, amortization, deferred financing costs, income taxes, management fees and other miscellaneous expenses.

Use of Estimates

The preparation of the statements of revenues and certain operating expenses in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Revenues of the New York Property consist of rental income from a single tenant pursuant to a double-net long-term lease agreement. In accordance with this agreement, the tenant is required to make fixed monthly rental payments, which are subject to fixed escalation changes over the lease term. The initial lease term expires on January 31, 2032. The New York Property recognizes revenues from the lease for the fixed portion of its monthly rental payments on a straight-line basis over the noncancelable lease term. Straight-line rental revenues commenced when the tenant assumed control of the property on May 2, 2016.

A portion of property taxes paid by the New York Property are subject to reimbursement from the tenant pursuant to the lease agreement. The New York Property recognizes these reimbursements as rental revenues in the statement of revenues and certain operating expenses in the same period that the related property tax expense is incurred. The New York Property is also reimbursed from the tenant for a portion of the property insurance costs it carries on the building.  This reimbursement is also recognized as rental revenues in the same period in which the expense is incurred.

Collectability of tenant payments is assessed by evaluating the payment history and creditworthiness of the tenant as well as any new market developments and relevant current economic factors.

Concentrations of Credit Risk

Revenues of the New York Property are attributed 100% to the operations associated with the lease agreement with Nike Retail Services, Inc., which operates a retail store at this property.

NKES-F-21

The New York Property

Notes to the Statements of Revenues and Certain Operating Expenses

Years Ended December 31, 2020 and 2019

Certain Operating Expenses

Certain operating expenses of the New York Property primarily include property taxes and insurance costs which are recognized in the period the expenses are incurred.

Note 3 – Leases

The following table summarizes the amounts reported in rental revenues in the accompanying statements of revenues and certain operating expenses for the years ended December 31, 2020 and 2019:

	Years Ended December 31,
	2020	2019

Rental revenues from fixed lease payments	$18,989,287	$18,989,287
Rental revenues from variable lease payments	1,740,834	1,021,480
Total rental revenues	$20,730,121	$20,010,767

The annual future minimum lease payments to be received under the existing tenant operating lease as of December 31, 2020 were as follows:

2021	$17,600,000
2022	17,893,333
2023	19,360,000
2024	19,360,000
2025	19,682,667
Thereafter	136,471,866
Total minimum scheduled lease payments due from tenant	$230,367,866

Note 4 – Commitments and Contingencies

The New York Property may be subject to legal claims in the ordinary course of business. As of December 31, 2020, management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the New York Property’s results of operations, financial condition or cash flows, which would require accrual or disclosure of the contingency and possible range of loss.

Note 5 – Subsequent Events

In preparing the accompanying statements of revenues and certain operating expenses for the years ended December 31, 2020 and 2019, management evaluated events and transactions that occurred through the date that the accompanying financial statements were available to be issued on March 12, 2021.

NKES-F-22

Until             , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

ROX FINANCIAL LP

ROX Series NKES ETPs

Prospectus

              , 2021

Joint Book Running Managers

ANNEX WALG

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED                        , 2021

PRELIMINARY PROSPECTUS

ROX FINANCIAL LP

ROX Series WALG ETPs

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership, that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law. This is the initial public offering of ROX Series WALG ETPs. We are selling only ROX Series WALG ETPs in this offering.

Prior to this offering, there has been no public market for ROX Series WALG ETPs. We intend to apply to have ROX Series WALG ETPs listed on NYSE Arca, Inc., or NYSE Arca, under the symbol “WALG.”

Series WALG has been established to allow persons who acquire ROX Series WALG ETPs in this offering to own an indirect economic interest in cash flows generated by the retail condominium tenanted by Walgreen Co., referred to as the Series WALG property, located on the street level of the condominium complex, referred to as the Hotel Complex, that includes The Ritz-Carlton Hotel, South Beach in Miami Beach, Florida. The general partner of ROX LP is ROX Financial GP LLC, a Delaware limited liability company or ROX GP. Its general partner interest in ROX LP and associated with Series WALG is a non-economic interest, meaning that ROX GP shall not receive any portion of any distributions made by a Series. ROX GP is wholly-owned by ROX Financial Inc., a Delaware corporation or ROX Parent. ROX LP, on behalf of Series WALG, has entered into a services and investment management agreement with RPS Securities LLC, a Texas limited liability company or RPS Securities, which is wholly-owned by ROX Parent.

We intend for Series WALG to elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. To assist Series WALG to qualify as a REIT, among other reasons, our partnership agreement, subject to certain exceptions, contains restrictions on the number of ROX Series WALG ETPs that a person may own. Our partnership agreement provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended, or the Code, more than 9.8% of the outstanding ROX Series WALG ETPs (by value or in number, whichever is more restrictive). Please see “ROX LP Partnership Agreement—Restrictions on Ownership and Transfer of ETPs.” An investor in ROX Series WALG ETPs will receive a Form 1099 reporting annual distributions by Series WALG, rather than a Schedule K-1.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Investing in ROX Series WALG ETPs offered hereby involves risks. Please see “Risk Factors” beginning on page    of this prospectus for risk factors you should consider before investing in ROX Series WALG ETPs offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per ROX Series
	WALG ETP	Total

Public offering price	$—	$—
Underwriting discounts and commissions(1)	—	—
Proceeds, before expenses, to Series WALG	—	—

(1)	See “Underwriting” on page of this prospectus for a description of the compensation payable to the underwriters.

The underwriters expect to deliver ROX Series WALG ETPs on or about                    , 2021.

Joint Book Running Managers

Prospectus dated                  , 2021

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. The business, financial condition, liquidity, results of operations and prospects of ROX LP or Series WALG may have changed since those dates.

WALG-i

MARKET DATA

We use market data and industry forecasts and projections throughout this prospectus. We have obtained substantially all this information from the market study prepared for us by Linneman Associates, a nationally recognized real estate consulting firm, to whom ROX Parent has paid a fee of $           related to Series WALG. Fees paid to Linneman Associates will not be incurred by holders of ROX Series WALG ETPs. Such information is included in this prospectus in reliance on Linneman Associates’ authority as an expert on such matters. Any forecasts prepared by Linneman Associates are based on data (including third party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. Please see “Experts.”  In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We have not independently verified this information.

PRICING DATA

Throughout this prospectus, we provide certain information based on the assumption that we price ROX Series WALG ETPs at $          per ROX Series WALG ETP, which is the initial public offering price required to fund the acquisition of the Series WALG property (as defined), fund cash reserves and pay other fees and expenses. For additional information, please see “Use of Proceeds.

WALG-ii

PROSPECTUS SUMMARY

This prospectus relates to the offering of the “exchange traded properties,” or “ETPs,” of Series WALG which we refer to as ROX Series WALG ETPs. This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in ROX Series WALG ETPs described herein. You should read and consider this entire prospectus carefully, including the sections titled “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the Series WALG consolidated balance sheet and the related notes thereto included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, the terms “ROX LP,” “Partnership,” “we,” “us” and “our” mean, and similar terms refer to, ROX Financial LP.

ROX LP Overview

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership, that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. Each Series is intended to be a permanent capital vehicle, and we expect each Series to be independently listed on a national stock exchange. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law. ROX LP intends to treat each Series, including Series WALG, as a separate business entity for U.S. federal income tax purposes and ROX LP as a non-entity for U.S. federal income tax purposes. ROX LP further intends for each Series, including Series WALG, to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021.

Concurrently with this offering, we are conducting ETP offerings of two other Series, or the concurrent offerings. The three Series are Series WALG, which will own a retail property tenanted by Walgreen Co., Series AMZL, which will own a logistics property tenanted by Amazon.com Services LLC, and Series NKES, which will own a retail property tenanted by NIKE Retail Services, Inc. Each of the three Series will indirectly own a stabilized, income-generating property located in a primary market and subject to a long-term lease that provides for periodic contractual rental escalations with a single investment-grade credit tenant.

The acquisition of the property to be held by Series WALG and its subsidiaries, or the Series WALG property, is subject to the completion of this offering and customary closing conditions. The completion of each offering and the acquisition of the related Series property are independent and are not conditioned on the completion of any other concurrent offering or acquisition.

Commercial Real Estate Investing Overview

For generations, the wealthiest individuals and largest institutions often allocated substantial portions of their investment portfolios to income-producing commercial real estate. These investors frequently hold interests in stabilized, high-quality properties located in primary markets because they can offer a combination of potential benefits as part of a well-diversified investment portfolio, including the ability to realize:

•	inflation mitigated income;
•	capital appreciation;
•	low to moderate volatility; and
•	low to moderate correlation to the broader equity and debt public markets.

Unfortunately, the vast majority of commercial real estate has been owned and traded privately and has frequently been viewed as an “alternative asset” because it is opaque, complex and illiquid. Public market access to single property commercial real estate has thus far been missing, and among the thousands of securities listed on national exchanges, we believe none provide access to the risk-adjusted total return characteristics of single property commercial real estate. We believe the time has come for the market for single property commercial real estate to evolve.

Mission

Our mission is to make single property commercial real estate investing accessible, transparent and liquid for everyone.

WALG-1

Establishing ETPs as a Differentiated Investment Opportunity

We believe there is a significant market opportunity to broaden access to commercial real estate investing by offering investors access to individual properties listed on a national exchange. Following this offering and the concurrent offerings, we plan to periodically offer ETPs of additional Series that represent a diverse variety of property types and locations with the goal of empowering investors to invest in a single property or build a portfolio of specific properties based on their individual criteria. Our model is built specifically to leverage the economies of scale enabled by technology and our innovative structure to lower fees and execution costs.

We believe we are participating in the third wave of a paradigm shift in the commercial real estate industry as described by Dr. Peter Linneman in the Wharton Real Estate Review’s “Forces Changing the Real Estate Industry Forever.”  When he released the study in 1997, Dr. Linneman predicted considerable growth would occur over the next twenty to thirty years if commercial real estate operators made significant and radical changes toward increased transparency, professionalism and consolidation.

The first shift was the exponential growth of the financial markets and securities trading, including mutual funds and exchange traded funds, in the broader markets and REITs and commercial mortgage-backed securities in the real estate market. Although the majority of commercial real estate is still traded privately, we believe this shift demonstrates the willingness of operators and investors to embrace the benefits of public real estate securities.

The second shift was the globalization and consolidation of the banks and insurance companies that were the traditional lenders to the capital intensive commercial real estate industry. When combined with the considerable growth of technology and the internet, this shift encouraged the emergence of larger, more professional commercial real estate companies. Investors came to expect, then demand, transparent and timely information related to the performance of all of their investments, from their listed equity securities to their private real estate funds. These demands have become increasingly essential in the wake of the economic changes, especially the increased focus on risk, brought about by the COVID-19 pandemic.

The final shift encourages operators to embrace efficiencies and focus on their core competencies of financing, development and managing properties. Real estate operators are increasingly exploring new technology services to market and lease space, enhance their relationship with their tenants and gather and analyze asset management data. We believe the ability to efficiently sell individual assets on a programmatic basis is the natural evolution of this shift. New technology enabled investment vehicles like crowdfunding and tokenization have shown promise, but they lack liquidity, offer inconsistent governance and generally do not provide access to institutional quality properties. We believe ETPs offer a more comprehensive and more scalable solution that provides compelling benefits for both real estate operators and investors.

What Distinguishes ETPs From Exchange Listed Equity REITs

While both ETPs and exchange listed equity REITs are public real estate securities, they have several differentiated characteristics.

In general, exchange listed equity REITs own actively managed portfolios of real estate assets and generate income primarily through rental income. Their management teams employ varying levels of debt across their portfolios and they actively acquire, dispose of and develop properties in accordance with their investment criteria. Although often focused on a single real estate sector, exchange listed equity REITs typically hold assets with a wide range of characteristics, such as core, value-add and opportunistic, with multiple tenants located in several geographic regions. The investment performance of exchange listed equity REITs is often benchmarked against the MSCI US REIT Index, a free float-adjusted market capitalization weighted index that is comprised of exchange listed equity REITs. The MSCI US REIT Index posted a five-year total return of 5.6% through December 31, 2020. However, for the year ended December 31, 2020, the MSCI US REIT Index posted a total return of negative 7.6%, as many large sectors such as office and hospitality were disproportionately impacted by the COVID-19 pandemic. Total return calculations reflect stock price performance, assuming contemporaneous reinvestment of all dividends and other distributions, and does not account for tax effects.

The investment characteristics of ETPs, on the other hand, are much more focused. ETPs provide direct exposure to a specific core property, with a specific tenant bound by a long-term lease with contractual rent escalations. We believe ETPs will generate more predictable cash flow and will be more defensive and less volatile than exchange listed equity REITs. For these reasons, we believe ETPs will have a differentiated risk-return profile from exchange listed equity REITs and both securities can play an independent role in an investor’s overall investment portfolio composition.

While there is no accepted benchmark yet for ETPs, we believe the National Council of Real Estate Investment Fiduciaries (NCREIF) Open End Diversified Core Equity Index, known as the NFI-ODCE Index, is an appropriate data

WALG-2

point. NFI-ODCE Index is a widely followed fund index that provides a historical measurement of core commercial real estate returns. Funds included in the NFI-ODCE Index invest directly in private equity real estate and operate under a strict set of criteria that include some investment characteristics that are similar to those of ETPs, including lower risk strategies utilizing low leverage and equity ownership positions in stable U.S. operating properties. The NFI-ODCE Index is capitalization-weighted, gross of fee and time-weighted and tracked 26 funds, totaling $270.9 billion of gross real estate assets as of December 31, 2020, according to NCREIF. The NFI-ODCE Index posted a five-year total return, gross of fees, of 6.2%, 60 basis points better than then MSCI US REIT Index during that period. In addition, for the year ended December 31, 2020, the NFI-ODCE Index posted an annual total return, gross of fees, of 1.2%, significantly outperforming the MSCI US REIT Index.

However, the comparability of ETPs and the NFI-ODCE Index may be limited due to the differences between ETPs and the funds represented in the NFI-ODCE Index, including with respect to the size, asset classes, geographic concentrations, leverage targets and investment strategies of such funds (all of which own several commercial real estate assets of varying quality that are subject to various types and terms of leases, tenant credit qualities and other characteristics). The information regarding total return achieved by the NFI-ODCE Index is not a guarantee, prediction or indication of the returns that any ETP may achieve in the future, and we can offer no assurance that any ETP will be able to achieve such returns. Moreover, the NFI-ODCE Index performance data includes periods with economic characteristics, interest rate environments and other market forces that are significantly different from those any ETP faces today and may face in the future. An ETP’s future performance may not outpace, and may be significantly outpaced by, the NFI-ODCE Index and/or the MSCI US REIT Index. Accordingly, you should not place undue reliance on the past performance data set forth above and elsewhere in this prospectus.

The total size of the United States commercial real estate market has been estimated to be $16 trillion by the National Association of Real Estate Investment Trusts, or Nareit, a trade association for REITs with about half of this amount qualifying as institutional quality. Nareit data also shows that the 179 exchange listed equity REITs have a market capitalization of $1.2 trillion equating to approximately 15.0% of the United States’ institutional grade commercial real estate. We believe there is ample room for both ETPs and exchange listed equity REITs as more private real estate assets are owned and operated through public vehicles. Just as single asset securities have become ubiquitous in the equity and debt markets and are synergetic with portfolio securities like exchange traded funds and mutual funds, we believe ETPs can become synergistic with exchange listed equity REITs and enhance real estate investing opportunities for all.

ETP Benefits to Investors

We aim for ETPs to become a common investment product for investors seeking access to attractive risk-adjusted returns that can help build a well-balanced, diversified portfolio. ETP investor benefits include:

Accessibility: Investors will have the ability to purchase economic interests of individual properties listed on a national exchange for a relatively low “per ETP” price. Some of ETPs will allow investors the opportunity to invest alongside leading high-quality operators who have considerable knowledge of the property and its tenants. For some of these operators, it will be the first time that public market investors will be able to benefit from their expertise.

Transparency: We plan to provide detailed property and market information for each Series to empower investors to make well-informed decisions, particularly around the ability of the Series to generate consistent long-term cash distributions. Due diligence documentation, including material leases, environmental reports, property condition reports and appraisals, will also be disclosed in connection with each initial offering of ETPs.

Liquidity: We expect to apply for a listing of each of our initial three Series to trade on the NYSE Arca exchange. Each Series of ETPs will have its own unique ticker symbol and a lead market maker to facilitate trading activity. Commercial real estate is a dynamic asset class and the public market liquidity of ETPs should allow investors to efficiently and proactively adjust their holdings to reflect evolving economic and demographic changes.

Flexibility: With ETPs, investors can choose to invest in a single Series, or to create a portfolio by investing in multiple Series. This optionality allows investors to make decisions based on their own investment objectives and market expectations.

Cost Efficiency: We have designed our structure to be cost efficient, providing the holders of ETPs more predictable and lower fees than many real estate investment vehicles. ETP investors will pay RPS Securities a one-time fee of     % of the anticipated equity to be raised at the initial offering plus a one-time reimbursement of expenses directly related to the applicable real estate acquisition. Annually, investors will pay a    basis point management fee to RPS Securities based on the monthly average equity value of the applicable Series. RPS Securities’ annual management fee generally covers all costs

WALG-3

related to our general and administrative expenses, except for a limited amount of specific reimbursable expenses. Furthermore, neither we nor RPS Securities will charge sales commissions, incentive fees or retain a carried interest or promote.

ETP Benefits to Real Estate Operators

We believe an ETP offering could become an attractive disposition option for real estate operators with several benefits including:

Public market monetization. Operators can monetize all, or a portion, of a single property through public market transactions without bearing the associated public company reporting obligations.

Potential to stay involved. Our structure allows operators to remain in their role as property manager and potentially retain a minority equity interest in the property.

Generate unique publicity. A national exchange listing could provide unique marketing initiatives for both operators and the property’s current and potential tenants.

Our Management Structure

The board members and executive officers of ROX GP have extensive experience in commercial real estate, capital markets and related functions.

Our management structure includes a board of managers of ROX GP, which we refer to as the Board, an executive team of ROX GP and a board of advisors to ROX GP. Subject to limited exceptions, ROX GP has sole authority for the management and control of ROX LP and each Series. ROX GP manages all aspects of ROX LP’s and each Series’ capitalization and governance, including ETP offerings, exchange listings and required periodic reporting. The Board, through ROX GP, is the governing board for ROX LP and each Series.

Board. The initial Board is composed of three individuals, all of whom are independent as defined under the standards established by the NYSE. All three members of the Board have extensive institutional experience in the commercial real estate industry, including detailed knowledge of national exchange listed REITs. The Chair is Peter Braverman, the former president of Winthrop Management, a private commercial real estate management firm, and Winthrop Realty Trust, a multi-sector NYSE-listed REIT. The Chair of the Audit Committee of the Board is Howard S. Roth, the former global sector leader of the real estate, hospitality and construction practice at Ernst & Young LLP, a multinational professional services firm. The third member of the Board is Elizabeth A. Abdoo, a former executive of and senior advisor to Host Hotels & Resorts, Inc, a leading listed lodging REIT.

Executive Officers. The executive officers of ROX GP include four members with extensive experience in commercial real estate, capital markets and finance. The President and principal executive officer is Anthony Moro, whose previous experience includes serving as a managing director over more than two decades with The Bank of New York Mellon Corp, a global financial services firm. The Chief Financial Officer and principal accounting officer is Eyal Leibovitz, a senior financial executive with 32 years of experience of financial management, of which the last 22 years were with publicly-traded companies. The Chief Legal Officer is David Ronn, who has over 30 years of legal experience, including as a partner with international law firms, focused on corporate governance, mergers and acquisitions and capital markets matters for startups through public entities. The Senior Vice President – Real Estate is Shachar Melman, an experienced real estate acquisitions and asset management specialist, most recently with Ashkenazy Acquisition Corp., a private real estate investment firm.

Advisory Board. The board of advisors to ROX GP, referred to as the Advisory Board, is a team of three highly accomplished commercial real estate individuals. The Advisory Board will act as a resource for the Board and executive officers of ROX GP with respect to real estate industry knowledge and strategy. The Advisory Board members include: Marty Burger, the current Chief Executive Officer of Silverstein Properties Inc., a leading commercial real estate development, investment and management firm; Dr. Peter Linneman, principal of Linneman Associates, a real estate advisory firm and Emeritus Professor of Real Estate at the University of Pennsylvania, Wharton School of Business; and David Hirsh, a sophisticated real estate investor who retired in 2018 after 16 years working in the real estate asset management group at Blackstone and prior fifteen years of real estate asset management experience at Citigroup Inc.

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ETP Offering Parameters

The three properties comprising the Series included in this offering and the concurrent offerings contain both marketed and off-market opportunities. We anticipate that the industry relationships we and our affiliates have cultivated with leading developers, owners, brokers and other industry participants will continue to generate attractive investment opportunities.

We intend to follow a disciplined acquisition strategy and our investment criteria includes assessing the property’s market and submarket characteristics, condition and quality of construction, replacement cost and cost to re-lease. Our primary investment objective is to acquire and offer properties that will generate attractive risk-adjusted returns and support consistent and growing cash distributions.

Our targeted properties will typically have an implied equity value of $80 million or higher, and we expect that any subsidiary of a Series will generally have no to modest leverage on its property, typically targeting a ratio of outstanding indebtedness to total assets of less than 40%. Over time, we may add additional single properties to an existing Series if the properties have a very high degree of commonality. Examples may include similar property types with identical tenants or similar property types within a specific location or campus.

Our focus is on properties with the following characteristics:

Core real estate: Our objective is to acquire stabilized, high-quality properties located in primary markets that we believe will appreciate over time. We prefer “mission-critical” assets that are essential to a tenant’s operations or generation of sales and profits, including key distribution facilities, critical operations, top performing retail stores and corporate headquarters. Newly built, or recently renovated, properties that do not have near-term improvement obligations are preferred.

Creditworthy tenants: We target tenants with national reputations, a leading competitive position in their industry, a strong balance sheet and a solid credit profile. We believe tenants with these characteristics will consistently meet their rent obligations throughout various market cycles.

Favorable lease terms: We desire long-term leases with regular rent escalations that mitigate the effects of inflation. We target lease structures such as net leases that have the benefit of mitigating unknown or rising operating expenses, allowing us to provide consistent long-term cash distributions.

We believe the short, medium and long-term fundamentals of properties that meet our targeted characteristics will continue to provide attractive risk-adjusted returns. Through RPS Securities and its affiliates, we and our affiliates are currently in discussions with potential sellers of properties in the industrial, life science and multi-family sectors that meet our initial focus characteristics. We and our affiliates are in varying stages of negotiation and have not completed our due diligence process with the sellers of these properties. As a result, there can be no assurance that these acquisitions will be completed on terms satisfactory to us or at all.

Series WALG

Investment Case

Our objective to is to maximize total risk-adjusted returns to holders of ROX Series WALG ETPs. We believe the Series WALG property will perform well in a post-pandemic economic environment due to its defensive characteristics that are attractive to investors seeking modest but consistent increases in distributions and potential for asset value appreciation

Differentiated investment opportunity. Series WALG will be the first opportunity to own a national exchange listed economic interest in a single Walgreens tenanted property.

Quality of the tenant. The property is leased by Walgreen Co. a wholly-owned United States subsidiary and leading brand of Walgreens Boots Alliance, Inc., one of the largest and most creditworthy companies in the U.S.

Type and term of the lease. The Series WALG lease is a 75 year triple net lease that requires the Series WALG tenant to pay all maintenance, taxes, and insurance on the Series WALG property. The lease commenced on May 24, 2015 and expires on May 31, 2090. During its initial term, the lease has 10% contractual base rent increases every 10 years with the next increase beginning June 1, 2025. The Series WALG tenant has several lease termination options with the earliest beginning on May 31, 2040.

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Quality and type of property. The Series WALG property is a 18,564 square foot, high-quality retail store located on the street level of a condominium complex, referred to as the Hotel Complex, that includes The Ritz-Carlton Hotel, South Beach in Miami Beach, Florida. The Hotel Complex was originally built in 1953 and completed holistic renovations of the Series WALG property in 2015 when it was converted into a single tenant retail pharmacy and liquor store specifically for Walgreen Co.

Attractive location. The Series WALG property is located on the northeast corner of Lincoln Road and Collins Avenue, the crossroads of South Beach Miami’s premier retail corridor. It is adjacent to the Lincoln Road Mall, a mile-long promenade with popular outdoor shopping, dining and entertainment options.

Debt free ownership. Series WALG will own the Series WALG property without encumbrance by debt upon this acquisition.

Attractive segment of asset class. We believe that high-quality, net lease retail properties, particularly those occupied by investment grade tenants with long-term leases in high profile, high-barrier to entry locations, such as the Series WALG property will perform well over time. We believe essential services businesses that offer pharmaceutical and wellness services will continue to view properties like the Series WALG property as mission critical locations.

Series WALG Property

The Series WALG property is a 18,564 square foot, high-quality retail store located on the street level of the Hotel Complex. The Series WALG property was originally built in 1953 and completed holistic renovations of the Series WALG property in 2015 when it was converted from 11 separate retail spaces into its current configuration as a single tenant retail pharmacy and liquor store specifically for Walgreen Co.

The fee simple and leasehold interest in the Series WALG property is being purchased from the Lionstone Di Lido Retail Lessor, LLC and Di Lido Beach Commercial, Ltd., respectively, as part of a condominium structure, consisting of Commercial Unit A and Commercial Unit B-1, that includes the retail space, the pharmacy floor and the adjacent liquor store. Di Lido Beach Resort LLC, or the Hotel Unit lessee, is the tenant under a ground lease for the balance of the Hotel Complex in a condominium structure. During the aforementioned renovation of the condominium complex in 2015, the building systems and the roof, structural, electrical, plumbing and mechanical components were either upgraded or replaced.

The following table provides information about the Series WALG property as of December 31, 2020.

Series WALG Property Summary

Total Buildings	1
Total Stories	1
Total Rentable Square Feet	18,564
Approximate Dimensions, Feet	175 x 150
Percent Occupied	100%
Typical Celling Height, Feet	14
Year Built / Last Renovated	1953 / 2015

Series WALG Tenant and Series WALG Lease

The Series WALG property is fully leased to Walgreen Co., a wholly-owned United States subsidiary and leading brand of Walgreens Boots Alliance, Inc. until at least May 31, 2040.

Walgreens Boots Alliance, Inc. is a global leader in retail and wholesale pharmacy, touching millions of lives every day through dispensing and distributing medicines, digital platforms and health and beauty products at its convenient retail locations. The company has more than 100 years of health care heritage and innovation in community pharmacy and pharmaceutical wholesaling. According to the company, it had 9,021 drugstores across all 50 states, the District of Columbia, Puerto Rico and U.S. Virgin Islands as of August 31, 2020.

As of December 31, 2020, Walgreens Boots Alliance, Inc. ranked #19 on the 2020 Fortune 500 list of the largest United States corporations by total revenue, had a market capitalization of $35.2 billion and was among the 30 constituents of the Dow Jones Industrial Average. Both Walgreen Co. and Walgreens Boots Alliance, Inc. were rated BBB- by Standard & Poor’s and Baa2 by Moody’s. However, Walgreen Co.’s and Walgreens Boots Alliance, Inc.’s credit rating is not a recommendation to buy, sell or hold any ROX Series WALG ETPs and may be subject to revision or withdrawal at any time. Furthermore, Walgreens Boots Alliance, Inc. is not a party to or a guarantor of the Series WALG lease.  Series WALG will

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therefore have no contractual recourse against Walgreens Boots Alliance, Inc. under the Series WALG lease in the event Walgreen Co. defaults under the lease or otherwise.

The historical audited and unaudited financial statements of Walgreen Boots Alliance, Inc. (which are not incorporated by reference into this prospectus) have been filed with the SEC and are available on the SEC’s website at www.sec.gov. You should not place undue reliance on such financials statements, as they are presented on a consolidated basis without Series WALG tenant specific data and are therefore not necessarily indicative of the Series WALG tenant’s business, financial condition, liquidity, results of operations and prospects or its ability to make payments under the Series WALG lease.

The Series WALG lease is triple net whereby the Series WALG tenant is responsible for the direct payment or reimbursement of real estate taxes, landlord’s insurance and operating expenses which, upon our acquisition of the Series WALG property, is payable to a wholly-owned subsidiary of Series WALG, which we refer to as the Series WALG subsidiary. Due to the triple net nature of the Series WALG lease and that the Series WALG subsidiary’s ownership is only of the air space within the retail condominium, Series WALG will not engage a third-party property manager for the Series WALG property.

The following table provides information about the Series WALG lease as of December 31, 2020.

Series WALG Lease Summary

Lease Type	Triple Net
Annualized Rent (1)	$3,550,000
Rent Escalations	10% every 10 years
Lease Commencement	May 24, 2015
Initial Lease Term, Years	75
First Termination Option	May 31, 2040
Final Termination Option	May 31, 2085
Tenant	Walgreen Co.
Parent	Walgreen Boots Alliance, Inc.
Tenant’s Credit Rating (S&P / Moody’s)(2)	BBB- / Baa2

(1)	Represents annualized monthly contractual base rent as of December 31, 2020.
(2)	A credit rating is not a recommendation to buy, sell or hold any ROX Series WALG ETPs and may be subject to revision or withdrawal at any time.

Growth Strategy

The rent payable pursuant to the Series WALG lease increases 10% every 10 years with the next increase beginning June 1, 2025. We may seek to acquire properties where the Series WALG tenant or an affiliate is the sole tenant with a long-term lease if we believe the acquisition can generate attractive risk-adjusted returns. Such properties may be added to Series WALG, including in connection with a follow-on offering of ROX Series WALG ETPs, or may be owned by a new, unrelated Series.

Distribution Policy

We intend to pay cash distributions to the holders of ROX Series WALG ETPs out of assets legally available for distribution. We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on             , 2021 based on a distribution rate of $      per ROX Series WALG ETP for a full quarter. On an annualized basis, this would be $     per ROX Series WALG ETP, or an annualized distribution rate of approximately       % based on an assumed initial public offering price of $            per ROX Series WALG ETP. We intend to maintain Series WALG’s initial distribution rate for the 12 months following the completion of this offering unless Series WALG’s results of operations, liquidity, cash flows, financial condition, or prospects, economic conditions or other factors differ materially from the assumptions used in projecting Series WALG’s initial distribution rate. We intend to make distributions that will enable Series WALG to meet the distribution requirements applicable to REITs and to eliminate or minimize its obligation to pay corporate-level federal income and excise taxes.

Any distributions will be at the sole discretion of ROX GP and their form, timing and amount, if any, will depend upon a number of factors, including Series WALG’s actual and projected results of operations, liquidity, cash flows and financial condition, the revenue Series WALG actually receives from the Series WALG property, Series WALG’s operating expenses,

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its debt service requirements (if any), its capital expenditures, prohibitions and other limitations under its financing arrangements (if any), its REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as ROX GP deems relevant. Please see “Distribution Policy.”

Summary Risk Factors

Investing in ROX Series WALG ETPs involves numerous risks, including the risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. The following are some of these risks, any of which could have an adverse effect on Series WALG’s business financial condition, operating results, or prospects.

Risks Related to the Series WALG Property

•	The Series WALG property is substantially dependent on the Series WALG tenant and its affiliates and is subject to risks involved with single tenant leases.
•	Series WALG may be unable to benefit from increases in market rental rates because the Series WALG lease is long-term and the rent escalations under the Series WALG lease are fixed.
•	The Series WALG property has above-market rents, which may adversely affect the value, potential financing and ability to re-lease the Series WALG property.
•

Series WALG  may be unable to sell or re-lease the Series WALG property upon the Series WALG tenant’s default or lease termination, and renewing the lease may require significant concession, inducements and/or capital expenditures.

•	The Series WALG property may be subject to unknown or contingent liabilities for which there is no, or only limited, recourse against the current owners.
•	The COVID-19 pandemic has caused a significant disruption in non-essential retail commerce and may have a material adverse impact on Series WALG.
•	Conditions that adversely affect the general retail environment could materially and adversely affect Series WALG.
•

If certain restoration projects (following a casualty event or a condemnation) are not completed within the time periods as set forth in the Series WALG lease, the Series WALG tenant has the right to terminate its lease.

•	Real estate assets are illiquid, and Series WALG may be unable to sell the Series WALG property if or when it decides to do so.
•	If the Board decides to sell the Series WALG property, investors in Series WALG may not receive a return on their investment.
•

The Series WALG property is not material to the Series WALG tenant’s business, which could mean that the Series WALG tenant may not pay as much attention to the Series WALG property or focus on its obligations under the Series WALG lease.

•

You could lose some or all of your investment if, as the result of the discovery of hazardous substances on the Series WALG property, Series WALG were to become required under environmental protection laws to pay clean-up or other remediation costs.

•	Series WALG may incur significant costs complying with the Americans with Disabilities Act and similar laws, which could adversely affect Series WALG.
•

Capital expenditure requirements at the Series WALG property may be costly and require Series WALG to incur debt, postpone improvements, reduce distributions or otherwise adversely affect the results of its operations and the market price of ROX Series WALG ETPs.

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•	You could lose some or all of your investment if the Series WALG property suffered an uninsured or underinsured loss.
•	Series WALG may be exposed to the costs and risks of construction defects, which may also adversely affect the financial performance of Series WALG.
•	Series WALG’s ability to fully control the maintenance of the Series WALG property may be limited.
•	You should not rely on the credit ratings of the Series WALG tenant or its parent entity.

Risks Related to Series WALG

•	Series WALG will hold an interest in a single property, a non-diversified investment.
•

The ability of Series WALG to make distributions to the holders of ROX Series WALG ETPs is subject to fluctuations in its financial performance, operating results and unanticipated capital improvements requirements.

•	The Board will have significant discretion over the use of Series WALG’s cash for reinvestment or for purposes other than making cash distributions to holders of ROX Series WALG ETPs.
•

Series WALG’s operating results could be impaired if, due to a depletion of Series WALG’s working capital reserves, Series WALG becomes unable to undertake important property renovation, maintenance or improvements or is prevented from paying required operating expenses.

•

The Hotel Unit lessee will have unilateral control over the condominium association and, accordingly, Series WALG could be materially and adversely affected if the Hotel Unit lessee does not operate the condominium, including the Series WALG property, effectively or in a manner consistent with Series WALG’s interests.

•	Series WALG may be subject to an assessment for environmental matters, and the mechanics for determining the amount of such assessment are unclear.
•

Any debt service obligations could adversely affect Series WALG’s overall operating results, may jeopardize its qualification as a REIT and could adversely affect the ability of Series WALG to make distributions to the holders of ROX Series WALG ETPs and the market price of ROX Series WALG ETPs.

•

If Series WALG is unable to repay any of its future debt obligations, it may be forced to refinance debt or dispose of or further encumber its property or properties, which could adversely affect distributions to the holders of ROX Series WALG ETPs.

•	Interest expense on any debt incurred may limit cash available for distribution to the holders of ROX Series WALG ETPs.
•	Any secured debt obligations incurred will expose Series WALG to increased risk of property losses to foreclosure.
•

Failure to hedge effectively against interest rate changes in the future may adversely affect Series WALG’s results of operations and its ability to make distributions to the holders of ROX Series WALG ETPs necessary to maintain Series WALG’s qualification as a REIT.

•

Although Series WALG will not have any joint venture investments upon completion of this offering, Series WALG may in the future acquire other properties where Walgreen Co. or its affiliates is the tenant, and such acquisitions may be through a joint venture. Any future joint venture investment could be adversely affected by Series WALG’s lack of sole decision-making authority, its reliance on co-venturers’ financial condition and disputes between Series WALG and its co-venturers and could expose Series WALG to potential liabilities and losses.

WALG-9

Risks Related to Our Business and Operations

•	We are employing a novel business model, which may make an investment in ROX Series WALG ETPs difficult to evaluate as it is unique to the real estate industry.
•	The due diligence process that RPS Securities and its affiliates, including ROX GP, undertake may not reveal all facts that may be relevant in connection with your investment.
•

We or Series WALG may be subject to litigation or threatened litigation, which may divert management’s time and attention, require us or Series WALG to pay damages and expenses or restrict the operation of our or Series WALG’s business.

•	The alternative investment business is intensely competitive.

Risks Related to Our Organizational and Management Structure

•	We are organized as a series limited partnership, which may lead to increased risk of liability.
•

A court could potentially conclude that the assets and liabilities of one Series are not segregated from those of another Series and may thereby potentially expose assets in Series WALG to the liabilities of another Series.

•

We and Series WALG depend on RPS Securities for the success of Series WALG and upon access to RPS Securities’ investment professionals and contractors. We may not find a suitable replacement for RPS Securities if the services agreement is terminated or if key personnel leave the employment of RPS Securities or otherwise become unavailable to us and Series WALG.

•

Neither we nor any Series own the “ROX” name, but ROX LP and each Series may use the name pursuant to an agreement with ROX Parent. Use of the name by other parties or the termination of our license agreement may harm our business.

•

If we or Series WALG fail to implement and maintain an effective system of internal controls, Series WALG may not be able to accurately determine the financial results of Series WALG or prevent fraud. As a result, holders of ROX Series WALG ETPs could lose confidence in the financial results of Series WALG, which could harm its business and the value of ROX Series WALG ETPs.

•

If we or any Series were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us or the Series to continue its business as contemplated and could have a material adverse effect on its business.

•

Holders of ROX Series WALG ETPs do not select ROX GP as our general partner or vote on the members of the Board. Accordingly, holders of ROX Series WALG ETPs have limited ability to participate in or influence our management or the management of Series WALG even as to fundamental matters.

•	Our partnership agreement contains Series WALG ownership limits, which may delay or prevent a change of control.
•

For as long as ROX LP is an emerging growth company, ROX LP will not be required to comply with certain reporting requirements, including those relating to accounting standards, that apply to other public entities.

•	By purchasing ROX Series WALG ETPs in this offering, you are bound by the fee shifting provision contained in our partnership agreement, which may discourage you to pursue actions against us.

WALG-10

Risks Related to Potential Conflicts of Interest

•

There may be conflicts of interests among Series WALG and other existing or future Series, which may result in opportunities that would benefit the Series WALG property being allocated to another Series property owned another Series.

•

Under our partnership agreement and the services agreement, ROX GP and RPS Securities, respectively, and their respective affiliates have limited liability to us and Series WALG, and we and Series WALG have agreed to indemnify ROX GP and RPS Securities, respectively, and their respective affiliates against certain liabilities. As a result, Series WALG could experience losses for which neither ROX GP nor RPS Securities, as applicable, or their respective affiliates would be liable, which could adversely affect the financial condition and operating performance of Series WALG.

•

Our partnership agreement contains provisions that reduce or eliminate duties, including fiduciary duties, of ROX GP and limit remedies available to holders of ROX Series WALG ETPs that might otherwise constitute a breach of duty.

•

Whenever a potential conflict of interest exists between ROX LP, Series WALG or any holders of ROX Series WALG ETPs, on one hand, and ROX GP or its affiliates, on the other hand, ROX GP may resolve such conflict of interest.

•	RPS Securities, an affiliate of ROX GP, may have different financial incentives and motivations than holders of ROX Series WALG ETPs due to the management and other fees payable to RPS Securities.
•

ROX GP’s affiliates have other additional business responsibilities which could create conflicting demands on their time and resources and could therefore adversely affect the attention ROX GP or such affiliates give to, and the decisions it makes for, the holders of ROX Series WALG ETPs.

•

The ability of affiliates of ROX GP to engage in other business activities may reduce the time those affiliates spend managing the business of Series WALG and may result in certain conflicts of interest.

•	The ability of ROX GP, RPS Securities and their affiliates to manage multiple Series and the growth of their personnel may adversely affect the performance of Series WALG.
•

We do not have a policy that expressly prohibits the managers, executive officers, security holders or affiliates of ROX GP from engaging for their own account in business activities of the types conducted by us or Series WALG.

Risks Related to an Investment in ROX Series WALG ETPs

•

Neither we nor ROX GP have established a minimum distribution payment level for Series WALG and Series WALG may be unable to generate sufficient cash flows from its operations to make distributions to holders of ROX Series WALG ETPs at any time in the future.

•

ROX GP has the sole discretion to determine the timing, form and amount of any distributions to the holders of ROX Series WALG ETPs, and there can be no assurance as to the determinations ROX GP will make in respect of any of Series WALG’s future distributions.

•

A portion of the distributions Series WALG makes to the holders of ROX Series WALG ETPs may constitute a return of capital, which would have the effect of reducing the basis of a holder’s investment in ROX Series WALG ETPs.

•

The historical statement of revenue and certain operating expenses of the Series WALG property and the unaudited pro forma consolidated financial statements of Series WALG included elsewhere in this prospectus should not be considered as indicative of what Series WALG’s future results or of any returns that may be expected on an investment in ROX Series WALG ETPs.

•	You should not place undue reliance on the historical combined balance sheet of ROX LP included elsewhere in this prospectus when considering whether to invest in ROX Series WALG ETPs.

WALG-11

•	You should not place undue reliance on the appraisal of the Series WALG property included elsewhere in this prospectus when considering whether to invest in ROX Series WALG ETPs.
•	The market price of ROX Series WALG ETPs may be volatile due to numerous circumstances beyond the control of ROX LP or Series WALG.
•	You are not assured of a return of your investment, and under certain circumstances you could be required to return distributions made to you.
•	Series WALG’s future acquisitions, if any, may not yield the returns it expects, and holders of ROX Series WALG ETPs will not have an opportunity to evaluate these investments.

Risks Related to Tax Matters

•

Failure of Series WALG to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to holders of ROX Series WALG ETPs.

•	Failure of Series WALG to qualify as a REIT would materially and adversely affect Series WALG and the value of ROX Series WALG ETPs.
•	Series WALG will require significant oversight as a result of Series WALG’s election to qualify as a REIT.
•	If the Series WALG subsidiary is treated as a corporation for U.S. federal income tax purposes, Series WALG may cease to qualify as a REIT.
•	Complying with the REIT requirements may affect Series WALG’s profitability and may force Series WALG to liquidate or forgo otherwise attractive investments.
•

Series WALG may be forced to borrow funds to maintain its REIT status, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause Series WALG to curtail its investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect Series WALG.

•

Ownership of taxable REIT subsidiaries, each referred to as a TRS, is subject to certain restrictions, and Series WALG will be required to pay a 100% penalty tax on certain income or deductions if its transactions with its TRSs are not conducted on arm’s length terms.

•	Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of ROX Series WALG ETPs.
•	The tax imposed on REITs engaging in “prohibited transactions” may limit Series WALG’s ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.
•	The ability of ROX GP to revoke the REIT election of Series WALG without the approval of holders or ROX Series WALG ETPs may cause adverse consequences to such holders.
•	Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

General Risk Factors

•	We are a newly formed entity and are subject to the risks of any newly established business enterprise, and we may not be able to successfully operate as a public company going forward.
•	Operational risks, including those associated with cyber security threats, may disrupt our businesses, result in losses or limit Series WALG’s growth.
•

Failure to maintain the security of information and technology networks, including personally identifiable employee and investor information, intellectual property and proprietary business information could have a material adverse effect on us and Series WALG.

WALG-12

•	Third-party expectations relating to environmental, social and governance factors may impose additional costs and expose us and Series WALG to new risks.
•

We do not know whether an active, liquid and orderly trading market will develop for ROX Series WALG ETPs or what the market price of ROX Series WALG ETPs will be and as a result it may be difficult for you to sell ROX Series WALG ETPs.

•	All net proceeds in excess of applicable expenses will be paid to the seller of the Series WALG Property, which will cause investors in this offering to be diluted.
•	Future issuances of ROX Series WALG ETPs may have an adverse effect on the trading price of ROX Series WALG ETPs.
•

Future offerings of debt or equity securities ranking senior to ROX Series WALG ETPs may limit the operating and financial flexibility of Series WALG and may adversely affect the market price of ROX Series WALG ETPs.

Benefits to Related Persons

Summary of the Services Agreement with RPS Securities

ROX LP, on behalf of Series WALG, and RPS Securities LLC, a wholly-owned subsidiary of ROX Parent to which we refer to as RPS Securities, have entered into a services and investment management agreement (which we refer to as the services agreement) whereby RPS Securities has agreed to advise ROX LP and Series WALG regarding, and assist ROX LP and Series WALG in connection with negotiations related to, its business, including as follows:

•	the acquisition, management or disposition of interests in commercial real estate or, as the case may be, equity interests in any subsidiary;
•	related third-party equity or debt financing;
•	any public offering or private placement of ROX Series WALG ETPs; and
•

any other transaction, structuring or financing activities that may be requested by ROX LP on behalf of Series WALG and agreed to by RPS Securities or suggested by RPS Securities and accepted by ROX LP on behalf of Series WALG.

In consideration of RPS Securities’ provision of the above services, Series WALG shall pay to RPS Securities:

Type	Description	Payment

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Type	Description	Payment
Management fee

The monthly management fee paid by Series WALG to RPS Securities will be one-twelfth of          basis points of the monthly average equity value of Series WALG. The management fee can be reduced at any time by RPS Securities in its sole discretion by notice to the Board and, after the third anniversary of the completion of this offering, can be increased by RPS Securities in its sole discretion at any time with at least 90 days prior notice to the Board.  The management fee is intended to reimburse RPS Securities for certain expenses incurred in connection with providing management services to Series WALG and, over time, include a profit component.  Any future adjustment to the management fee by RPS Securities may be made for any reason, including actual or anticipated changes to expenses or profits. The Board shall cause ROX LP to promptly disclose any change to the management fee in a current or periodic report and will give any other applicable notice thereof.

The monthly average equity value of Series WALG shall be calculated by dividing the sum of the daily equity values of ROX Series WALG ETPs for that month by the number of trading days in that month.

The daily equity value of Series WALG shall be calculated for each trading day by multiplying the closing price of a ROX Series WALG ETP on that trading day by the number of outstanding ROX Series WALG ETPs at the time of such close. A trading day shall mean any day on which the national exchange on which ROX Series WALG ETPs are traded is open for trading.

In cash within five business days of the end of the relevant calendar month.
Transaction and expense fee

The transaction fee to be paid by Series WALG to RPS Securities for this offering of ROX Series WALG ETPs will be        % of the net proceeds, with net proceeds meaning the gross proceeds received by Series WALG from this offering after deduction of the underwriters’ discounts and commissions (which equates to approximately      % based on the gross proceeds of this offering).

For any future offerings by Series WALG, the services agreement allows RPS Securities to set a transaction and expense fee of a percentage of the net proceeds from any public offering or private placement of ROX Series WALG ETPs, with net proceeds meaning the gross proceeds received by Series WALG after deduction of the underwriters’ or placement agents’ discounts and commissions.

In cash simultaneous with the completion of such public offering or private placement
Asset sale fee

Although Series WALG is intended to be a permanent capital vehicle, circumstances may arise that makes selling an asset in the best interests of the ROX Series WALG ETP holders. The services agreement allows RPS Securities to set a fee of up to 1.0% of the net proceeds to be received by Series WALG from the closing of any sale or other disposition to a third party, who is not an affiliate of ROX LP or ROX GP, of any Series WALG property, including but not limited to an equity interest owned by Series WALG in the Series WALG subsidiary, with net proceeds meaning the gross proceeds after deduction of any applicable broker’s fee.

In cash simultaneous with the closing of such sale or disposition.

In connection with the payment of the fees set forth above to RPS Securities by Series WALG, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series WALG and the existence, management and operations of ROX LP, Series WALG or ROX GP, other than expenses to be paid by ROX LP or Series WALG as set forth in our partnership agreement. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

The services agreement has an initial term of 10 years, with automatic renewals for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The services agreement may be terminated at any time upon mutual consent of the parties or upon a material breach that is not cured 30 days after notice thereof and upon bankruptcy related filings or occurrences of the other party. If requested by ROX LP, RPS Securities will continue to provide assistance to ROX LP, Series WALG and any of Series WALG’s’ subsidiaries

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for up to 90 days after termination. Series WALG shall be required to pay any fees to RPS Securities for a period of one year after termination that relates to any activities for which services were provided prior to termination.

Other Benefits to Related Parties

Pursuant to our partnership agreement, ROX GP or its affiliates shall pay, and shall not charge or be reimbursed by, ROX LP or any Series for all direct and indirect expenses incurred or paid on behalf of ROX LP or a Series in its capacity as ROX GP for general or administrative expenses of ROX GP, ROX LP or a Series, except for the following, which shall be paid for, or reimbursed by, the applicable Series as allocated by ROX GP:

•

all third-party expenses related to the acquisition or disposition of any Series WALG property, including any third-party expenses for brokers or related to the negotiation and closing of any third-party debt for Series WALG or its subsidiaries;

•	any underwriting or private placement expenses and commissions of ROX LP or Series WALG;
•	any taxes payable by ROX LP or Series WALG due to activities of the ROX LP, Series WALG or any of Series WALG’s’ subsidiaries;
•	any state franchise or income tax or any tax based upon the revenues or gross margin of ROX LP, Series WALG or any of Series WALG’s’ subsidiaries;
•

expenses related to any claim, order, litigation or similar action by or against ROX LP, Series WALG or any of Series WALG’s’ subsidiaries, including any deductible under any applicable insurance policy;

•	expenses of ROX LP, Series WALG or any of Series WALG’s’ subsidiaries with respect to indemnification pursuant to our partnership agreement;
•

expenses incurred by a conflicts committee pursuant to our partnership agreement acting on behalf of Series WALG, including any expenses related to third-party service providers engaged by a conflicts committee; and

•	all compensation and benefit costs of any member of the Board who could be a member of the conflicts committee to enable such members to retain their independence for the benefit of Series WALG.

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Based on the above and in connection with the completion of this offering, we anticipate the following reimbursements from Series WALG to ROX GP and its affiliates:

Type of Compensation	Determination of Amount	Payment
Third-party acquisition expenses

Series WALG will reimburse ROX GP and its affiliates for certain expenses incurred in connection the acquisition of the Series WALG property. To date, ROX GP and its affiliates have incurred approximately $                   of these expenses. We estimate that, upon the completion of this offering and acquisition of the Series WALG property, ROX GP and its affiliates will have incurred approximately $                  of these expenses.

Payable in cash to ROX GP and its affiliates upon completion of this offering.
Compensation to independent members of the Board

Upon the completion of this offering, Series WALG shall reimburse ROX GP, for the first year’s annual cash compensation payable to each member of the Board, as applicable, as follows:

•annual retainer: $20,000;

•annual chair of Board retainer: $2,500;

•annual audit committee chair retainer: $2,500; and

•annual audit committee member (non-chair) retainer: $250.

The first annual cash retainers will be paid to ROX GP upon completion of this offering while for subsequent years the payments shall be made in quarterly installments in arrears in time to allow ROX GP to pay the Board. Annual cash retainers will be pro-rated for any partial calendar quarter of service.

The cash compensation of the Board is subject to change at the discretion of ROX Parent based on facts and circumstances, particularly as ROX LP issues additional ETPs for additional Series and the complexity of the management of the Series based on the types and amounts of commercial real estate included in each Series. Pursuant to our partnership agreement, ROX GP determines the allocation of the above compensation to each Series or all Series, as applicable. Therefore, ROX GP may change that allocation from time to time based on changes to the above compensation, the number of Series and the types and amount of commercial real estate held by each Series. Please see “Board and Executive Compensation.”

Our Structure

ROX LP was organized as a Delaware series limited partnership on January 15, 2020 and will have a perpetual existence unless dissolved pursuant to the terms of our partnership agreement. ROX LP shall be the sole registrant for purposes of the Securities Act, the Exchange Act and the rules and regulations of the SEC. ROX LP shall also be an entity for purposes of the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101 et seq., as amended, supplement or restated from time to time, and any successor to such statute, that we refer to as the Delaware Act, when referring to the partnership as a whole and for purposes as specified in our partnership agreement. We intend to treat ROX LP as a non-entity for U.S. federal income tax purposes. Please see “U.S. Federal Income Tax Considerations.”

ROX GP is a wholly-owned subsidiary of ROX Parent. The rights and obligations of ROX GP as the general partner of ROX LP and each Series are set forth in our partnership agreement and the applicable Series Designation. We are advised by RPS Securities, which is a wholly-owned subsidiary of ROX Parent. RPS Securities is a FINRA member and an investment adviser that prior to completion of this offering is expected to be registered with the SEC pursuant to the Investment Advisers Act of 1940, as amended, or the Advisers Act. We operate our business in a manner that permits us to maintain our exclusion from registration under the Investment Company Act of 1940, as amended, or the Investment Company Act.

Although ROX GP has officers, neither ROX LP, Series WALG nor ROX GP will have any employees. The employees required to provide ROX GP with the services necessary to oversee ROX LP and Series WALG are provided through the services agreement with RPS Securities and the general and administrative costs related to those employees are subsumed in the fees set forth in that agreement.

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We are managed and operated by ROX GP, through the Board and executive officers of ROX GP. ROX Parent has nominated and elected the initial Board, composed of three individuals, all of whom are independent as defined under the listing standards established by the NYSE. Each of the members of the Board holds office for an annual term, or until his or her resignation or removal by ROX Parent. The officers of ROX GP serve at the pleasure of the Board.

We will maintain a policy that the members of the Board shall be independent under applicable national exchange standards, and therefore, no officer of ROX GP will be a member of the Board. Unlike holders of common stock in a corporation, holders of ROX Series WALG ETPs will have only limited voting rights on matters affecting the business or governance of ROX LP or Series WALG, subject in all cases to any specific rights contained in our partnership agreement. Please see “ROX LP Partnership Agreement—Meetings; Voting.”

The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to Series WALG are segregated and enforceable only against the assets of Series WALG and any associated general partner, as provided under Delaware law.

REIT Qualification

We intend for Series WALG to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. We believe that Series WALG has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2021, and thereafter. To qualify as a REIT, Series WALG must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of

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ownership of ROX Series WALG ETPs. If Series WALG fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series WALG qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property. Please see “U.S. Federal Income Tax Considerations.”  An investor in ROX Series WALG ETPs will receive a Form 1099 reporting annual distributions by Series WALG, rather than a Schedule K-1.

Restrictions on Ownership of ROX Series WALG ETPs

To assist Series WALG to qualify as a REIT, our partnership agreement, subject to certain exceptions, contains restrictions on the number of ROX Series WALG ETPs that a holder may own. Our partnership agreement provides that generally no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding ROX Series WALG ETPs (by value or in number, whichever is more restrictive). The Board may, in its sole and absolute discretion, waive the 9.8% ownership limit with respect to a particular holder of ROX Series WALG ETPs; provided, however, that the Board may only waive the 9.8% ownership limit after it is presented with evidence satisfactory to it that such ownership will not then or in the future jeopardize Series WALG’s qualification as a REIT.

Our partnership agreement also prohibits any person from, among other things:

•

beneficially or constructively owning ROX Series WALG ETPs that would result in Series WALG being “closely held” under Section 856(h) of the Code, or otherwise cause Series WALG to fail to qualify as a REIT; and

•	transferring ROX Series WALG ETPs if such transfer would result in ROX Series WALG ETPs being owned by fewer than 100 persons.

In addition, our partnership agreement provides that any ownership or purported transfer of ROX Series WALG ETPs in violation of the foregoing restrictions will result in ROX Series WALG ETPs so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such ROX Series WALG ETPs. If a transfer to a charitable trust would be ineffective for any reason to prevent a violation of the restriction, the transfer resulting in such violation will, to the fullest extent permitted by law, be void from the time of such purported transfer.

Summary of Conflicts of Interest and Fiduciary Duties

ROX GP has a contractual duty to manage ROX LP and Series WALG in a manner that it believes is not opposed to the interests of ROX LP and Series WALG. However, the Board and officers of ROX GP also have duties to manage ROX GP in a manner beneficial to ROX Parent, the owner of ROX GP. ROX Parent and its affiliates are not prohibited from engaging in other business activities, including those that might be in direct competition with ROX LP. In addition, ROX Parent may compete with ROX LP for investment opportunities and may own an interest in entities that compete with ROX LP. As a result, conflicts of interest may arise in the future between ROX LP, Series WALG and holders of ROX Series WALG ETPs, on the one hand, and ROX Parent, ROX GP and their other affiliates, on the other hand.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement limits the liability of, and replaces the fiduciary duties that would otherwise be owed by, ROX GP to the holders of ROX Series WALG ETPs, which also restricts the remedies available to holders of ROX Series WALG ETPs for actions that might otherwise constitute a breach of duties by ROX GP or its Board or officers. Our partnership agreement also provides that affiliates of ROX GP, including ROX Parent, have no obligation to present business opportunities to ROX LP. By purchasing a ROX Series WALG ETP, the purchaser agrees to be bound by the terms of our partnership agreement, and each holder of ROX Series WALG ETPs is treated as having consented to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. For the avoidance of doubt, the foregoing shall not in any way reduce or eliminate any duties under the Advisers Act.

For a more detailed description of the conflicts of interest and duties of our general partner and its managers and officers, please see “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please see “Certain Relationships and Related Party Transactions.”

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Implications of being an Emerging Growth Company

ROX LP is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we intend to take advantage of certain exemptions from various disclosure and reporting requirements that are otherwise generally applicable to public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company on the earliest of:

•	the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, subject to adjustment for inflation;
•

December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b‑2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the fair market value of ETPs that are held by non‑affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months;

•	the date on which we have issued more than $1.0 billion in non‑convertible debt securities during the preceding three-year period; or
•	the end of the fiscal year following the fifth anniversary of our initial public offering.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

Our Information

Our principal executive offices are located at 250 Greenwich Street, 10th Floor, New York, New York, 10007. Our telephone number is 1-800-769-3877 or 1-800-ROX-ETPS. Our website address is www.roxfinancial.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. The ROX design logo and our other registered and common law trade names, trademarks, and service marks are the property of ROX Parent.

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THE OFFERING

ROX Series WALG ETPs offered by us	ROX Series WALG ETPs.
ROX Series WALG ETPs to be outstanding after this offering...........................................	ROX Series WALG ETPs.
Use of proceeds from ROX Series WALG ETPs............................................

We estimate that the aggregate net proceeds from this offering, after deducting the underwriting discounts and commissions payable by Series WALG, will be approximately $81.5 million based on an assumed initial public offering price of $          per ROX Series WALG ETP. Those net proceeds will be used to complete the acquisition of the Series WALG property, fund cash reserves and pay other fees and expenses.

Any excess net proceeds due to a higher price per ROX Series WALG ETP, after deducting the transaction and expense fee to RPS Securities applicable to such excess, will be paid to the current owner of the Series WALG property as additional purchase price consideration. Please see “Use of Proceeds.”

Proposed NYSE symbol...................	“WALG”
Risk Factors.............................................	An investment in ROX Series WALG ETPs involves various risks. You should consider carefully the risks discussed below under “Risk Factors” before purchasing any ROX Series WALG ETPs.

WALG-20

RISK FACTORS

An investment in ROX Series WALG ETPs involves risks. In addition to other information contained elsewhere in this prospectus, you should carefully consider the following risks before acquiring any ROX Series WALG ETPs offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect the business, financial condition, liquidity, results of operations and prospects of ROX LP or of Series WALG, the ability of Series WALG to satisfy its debt service obligations (if any), the ability of Series WALG to make cash distributions to the holders of ROX Series WALG ETPs (which we refer to collectively as “materially and adversely affecting” us or Series WALG or having “a material adverse effect” on us or Series WALG and comparable phrases) and the market price of ROX Series WALG ETPs, which could cause you to lose all or some of your investment in ROX Series WALG ETPs. Some statements in this prospectus, including statements in the following risk factors, constitute forward‑looking statements. Please see “Forward‑Looking Statements.”

Risks Related to the Series WALG Property

The Series WALG property is substantially dependent on the Series WALG tenant and its affiliates and is subject to risks involved with single tenant leases.

Series WALG will be the owner of the Walgreens retail store located at 1 Lincoln Road in South Miami Beach, Florida, triple net leased to the Series WALG tenant. Given that all of the Series WALG property revenue is derived from this single tenant, the success of the property is materially dependent on the financial stability of the Series WALG tenant. The Series WALG tenant may experience a material business downturn, and weakening of its financial condition, which could potentially result in its failure to make timely rental payments and/or a default under the Series WALG lease. If the Series WALG tenant is unwilling or unable to perform its obligations under the Series WALG lease, Series WALG could be materially and adversely affected. Lease payment defaults by the Series WALG tenant could cause Series WALG to reduce the amount of distributions it pays. In the event of a default, Series WALG may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting Series WALG’s investment and re-letting the property. If the Series WALG lease is terminated or if the Series WALG tenant fails to renew the Series WALG lease, there is no assurance that Series WALG will be able to lease the Series WALG property for the rent previously received or sell the Series WALG property without incurring a loss. In addition, Series WALG would be responsible for 100% of the operating costs following a lease termination at the Series WALG property. A default by the Series WALG tenant or other premature termination of the lease or a failure of the Series WALG tenant to renew the lease could have a material adverse effect on Series WALG.

Series WALG may be unable to benefit from increases in market rental rates because the Series WALG lease is long-term and the rent escalations under the Series WALG lease are fixed.

The Series WALG property is subject to a long-term lease, and the Series WALG tenant has lease termination options starting May 31, 2040, and recurring every five years thereafter until May 31, 2090. The lease further provides for a fixed base rent, subject to preset, fixed increases in rent every 120 months. As a result, during periods of high inflation, such rent escalators subject Series WALG to the risk of receiving lower rental revenue than it otherwise would have been entitled to receive if the rent escalators were based on an increase in the consumer price index, or CPI, over a specified period. In addition, by entering into a longer-term lease, Series WALG is subject to the risk that it would not be able to increase its rental rates if prevailing land values or rental rates have increased. Any inability to take advantage of increases in prevailing land values or rental rates could adversely impact the value of the Series WALG property and on the market price of ROX Series WALG ETPs.

The Series WALG property has above-market rents, which may adversely affect the value, potential financing and ability to re-lease the Series WALG property.

The Series WALG property was built to the Series WALG tenant’s specific standards, including specialized dock doors and a low floor to area ratio that accommodates substantial parking requirements.  Due to the specificity of that construction, the rent pursuant to the Series WALG lease is above-market. The existence of that above-market rent could adversely affect the Series WALG property in various aspects, including the value of the Series WALG property in a potential sale, Series WALG’s ability to finance the Series WALG property or Series WALG’s ability to re-lease the Series WALG property if the Series WALG lease is terminated due to a Series WALG tenant default or otherwise.

WALG-21

Series WALG may be unable to sell or re-lease the Series WALG property upon the Series WALG tenant’s default or lease termination, and renewing the lease may require significant concession, inducements and/or capital expenditures.

We cannot assure you that the Series WALG lease will be renewed upon the Series WALG tenant’s first termination option in 2040 or earlier termination or that the Series WALG property will be re-leased at rental rates equal to or above the then current rental rates (particularly due to the current above-market rental rate), if at all, or that the Series WALG subsidiary will not offer substantial rent abatements, tenant improvements, early termination rights or below-market renewal options to attract a new tenant or retain the existing tenants. If the rental rates for the Series WALG property decreases, or if the Series WALG tenant does not renew its lease or Series WALG does not re-lease the Series WALG property, Series WALG’s financial condition, results of operations, cash flows and Series WALG’s ability to pay distributions will be adversely affected. To attract and retain a tenant, Series WALG  may be required to make rent or other concessions, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to such tenant. Additionally, Series WALG may need to raise capital to make such expenditures. If Series WALG is unable to do so or if capital is otherwise unavailable, Series WALG may be unable to make the required expenditures. If the rental rates for the Series WALG property decrease, if the Series WALG tenant does not renew the Series WALG lease or if Series WALG is unable to re-lease the Series WALG property, Series WALG could be materially and adversely affected. Further, if Series WALG is unable to renew the Series WALG lease or re-lease the Series WALG property, the resale value could be diminished because the market value will depend in part upon the value of the underlying lease. These and other limitations may affect Series WALG’ ability to sell or re-lease the Series WALG property and could materially and adversely affect Series WALG.

The Series WALG property may be subject to unknown or contingent liabilities for which there is no, or only limited, recourse against the current owners.

Although Series WALG will obtain title insurance insuring against losses that may arise in connection with any liens, encumbrances or other title defects not listed as exceptions to coverage on the title policy, the Series WALG property may be subject to other unknown or contingent liabilities that could cause Series WALG to incur substantial costs for which Series WALG may have no recourse, or only limited recourse, against the current owners. There is no guarantee that Series WALG will recover any amounts with respect to losses due to breaches by any prior owner of its representations and warranties or arising out of successor liability from pre-closing liabilities. The current owner’s representations and warranties provided under the asset purchase agreement relating to the acquisition of the Series WALG property are limited in scope and survive for a period of one year after the closing. In addition, the asset purchase agreement provides that the current owner and affiliated or related parties will only be liable for breaches of their representations and warranties if the losses arising from such breaches, in aggregate, exceed $100,000. Furthermore, under the asset purchase agreement, the current owner’s liability for such breaches is capped at $1.0 million, which may not be sufficient to cover all or any of the costs incurred by the Series WALG subsidiary relating to such unknown or contingent liabilities. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with the Series WALG property may exceed expectations, and the Series WALG subsidiary may experience other unanticipated adverse effects, all of which may materially and adversely affect Series WALG.

The COVID-19 pandemic has caused a significant disruption in non-essential retail commerce and may have a material adverse impact on Series WALG.

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, have already had a significant adverse impact on economic and market conditions around the world, including the United States and the markets in which the Series WALG property is located. The impact of the COVID-19 pandemic continues to evolve. Florida initially reacted to the COVID-19 pandemic by instituting quarantines, restrictions on travel, “shelter in place” rules, stay-at-home orders, density limitations, social distancing measures, restrictions on types of business that may continue to operate. Although some state governments and other authorities were in varying stages of lifting or modifying some of these measures, Florida may, in the future, impose new, more restrictive measures, if the risks, or the perception of the risks, related to the COVID-19 pandemic worsen at any time. Furthermore, although in certain cases, exceptions are available for essential retail, research and laboratory activities and essential building services, such as cleaning and maintenance, there can be no assurance that such exceptions will enable us to avoid adverse impacts on us or Series WALG. In addition, there can be no assurance as to how long restrictions intended to prevent the spread of COVID-19 may remain in place, and even if such restrictions are lifted, they may be reinstituted at a later date.

Currently, the Series WALG tenant is not subject to mandatory closures but must abide by certain capacity limitations or other restrictions that could impact their ability to operate as well as pay rent and other related lease charges or otherwise fulfill the obligations of their respective leases. However, the situation is ever evolving and additional impacts to the business may arise of which we are not currently aware. We cannot predict whether, when or the manner in which the conditions surrounding

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the COVID-19 pandemic will change, including the timing of lifting any restrictions or relaxation of closure requirements or when tenants may reopen at full capacity.

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, could have significant adverse impacts on us and Series WALG in a variety of ways that are difficult to predict. Such adverse impacts could depend on, among other factors:

•

a severe and prolonged disruption and instability in the global financial markets, including the debt and equity capital markets, all of which have already experienced and may continue to experience significant volatility, or deteriorations in credit and financing conditions, may affect us, the Series WALG tenant’s ability to access capital necessary to fund its business operations or incur new debt or replace or renew maturing liabilities on a timely basis, on attractive terms or at all and may adversely affect the valuation of financial assets and liabilities, any of which could affect the Series WALG tenant’s ability to meet liquidity and capital expenditure requirements;

•	a reduction in the value of the Series WALG property that could result in impairments or limit its ability to dispose of them at attractive prices or obtain debt financing secured by such properties;
•

disruption of the Series WALG tenant’s distribution channels and supply chain, including manufacturers and suppliers of products the Series WALG tenant sells and logistics and transportation providers, and on its other strategic partners and service providers, including the ability of these third parties to pay amounts owed to the Series WALG tenant timely or in full or to remain in business, could force the Series WALG tenant to reduce, delay or eliminate offerings of its products and services, reduce or eliminate its revenues and liquidity and/or result in its bankruptcy or insolvency;

•

the Series WALG tenant’s ability to manage its business to the extent its management or personnel are impacted in significant numbers by the COVID-19 pandemic and are not willing, available or allowed to conduct work; and

•	the Series WALG tenant’s ability to ensure business continuity in the event its continuity of operations plan is not effective or improperly implemented or deployed during the COVID-19 pandemic.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic or restrictions intended to prevent its spread. Nevertheless, the ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, and the current financial, economic and capital markets environment and future developments in these and other areas present material risks and uncertainties and could also have a material adverse effect on us and Series WALG. Moreover, to the extent any of these risks and uncertainties adversely impact us, Series WALG or the Series WALG tenant in the ways described above or otherwise, they may also have the effect of heightening many of the other risks set forth in this “Risk Factors” section.

Conditions that adversely affect the general retail environment could materially and adversely affect Series WALG.

The financial condition and operating performance of the Series WALG property could be materially and adversely affected by conditions that materially and adversely affect the retail environment generally, including, without limitation:

•	levels of consumer spending, changes in consumer confidence, income levels, and fluctuations in seasonal spending in the United States and internationally;
•	consumer perceptions of the safety, convenience and attractiveness of the Series WALG property;
•	the impact on the Series WALG tenant and demand for retail space from the increasing use of the Internet by retailers and consumers;
•	the creditworthiness of the Series WALG tenant and the availability of new creditworthy tenants;
•	local real estate conditions, such as an oversupply of, or reduction in demand for, retail space or retail goods, decreases in rental rates and declines in real estate values;
•	the willingness of retailers to lease space in the Series WALG property at attractive rents or at all;

WALG-23

•

actual or perceived changes in national and international economic conditions, which can result from global events such as international trade disputes, a foreign debt crisis, foreign currency volatility, natural disasters, war, epidemics and pandemics, the fear of spread of contagious diseases, civil unrest and terrorism, as well as from domestic issues, such as government policies and regulations, tariffs, energy prices, market dynamics, rising interest rates, inflation and limited growth in consumer income;

•

changes in regional and local economies, which may be affected by increased rates of unemployment, increased foreclosures, higher taxes, decreased tourism, industry slowdowns, adverse weather conditions, and other factors;

•	increased operating costs and capital expenditures, whether from redevelopments, replacing tenants or otherwise;
•	changes in applicable laws and regulations, including tax, environmental, safety and zoning; and
•	the impact of the COVID-19 pandemic, and restrictions intended to prevent its spread in the locations where the Series WALG property is located.

If certain restoration projects (following a casualty event or a condemnation) are not completed within the time periods as set forth in the Series WALG lease, the Series WALG tenant has the right to terminate its lease.

In the event of a casualty to the shared essential components serving the Series WALG property, the Hotel Unit lessee shall determine whether to restore the Series WALG property. If the Hotel Unit Lessee opts to make such restorations, it is responsible for any restorations to restore those shared essential components necessary for the use of the Series WALG property, excluding any leasehold improvements such as the storefront, to the same condition as existed immediately prior to the casualty. This risk is exacerbated since the Series WALG property is located in Miami Beach, Florida, which is prone to frequent and potentially catastrophic hurricane activity that could result in a casualty event for the Series WALG property. Upon closing of the acquisition of the Series WALG property, an amendment to the condominium declaration and bylaws will be recorded to provide that such restoration must be commenced within 18 months after a casualty and must be completed within 36 months after such casualty, subject to force majeure conditions. However, if such restoration is not commenced or completed within the specified time frame, the Series WALG tenant has the right to terminate its lease.

Real estate assets are illiquid, and Series WALG may be unable to sell the Series WALG property if or when it decides to do so.

We expect Series WALG to hold the Series WALG property until such time as the Board decides that a sale or other disposition is appropriate given its investment objectives or as otherwise is required under our partnership agreement. Real estate is relatively illiquid, limiting Series WALG’s ability to sell the Series WALG property quickly in response to changes in economic or other conditions. In addition, the Code generally imposes a 100% prohibited transaction tax on Series WALG’s profits derived from sales of properties held primarily for sale to customers in the ordinary course of business, which may limit Series WALG’s ability to sell the Series WALG property. Series WALG’s ability to dispose of its properties on advantageous terms or at all depends on factors beyond Series WALG’s control, including competition from other sellers and the availability of attractive financing for potential buyers. We cannot predict the various market conditions affecting real estate investments that will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of any property, we cannot assure holders of ROX Series WALG ETPs that Series WALG will be able to sell the Series WALG property at a profit or at all in the future. Accordingly, the extent to which holders of ROX Series WALG ETPs will receive cash distributions and realize potential appreciation on the Series WALG property will be dependent upon fluctuating market conditions. Furthermore, Series WALG may be required to expend funds to correct defects or to make improvements before the Series WALG property can be sold. We cannot assure holders of ROX Series WALG ETPs that Series WALG will have funds available to correct such defects or to make such improvements.

If the Board decides to sell the Series WALG property, investors in Series WALG may not receive a return on their investment.

We expect Series WALG to hold the Series WALG property until such time as Series WALG decides that a sale or other disposition is appropriate given its investment objectives or as otherwise is required under our partnership agreement. Holders of ROX Series WALG ETPs will not have any voting rights with respect to any such sale. If the Series WALG property is the only property held by Series WALG at the time of any such sale, Series WALG will liquidate after such sale. If Series WALG were to liquidate, it would distribute the net proceeds from the sale of the Series WALG property to investors. If Series WALG distributed the proceeds from such sale to investors, investors may not obtain their expected return

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on their investment in ROX Series WALG ETPs and may not be able to reinvest the net proceeds from the sale in an investment that results in a comparable return.

The Series WALG property is not material to the Series WALG tenant’s business, which could mean that the Series WALG tenant may not pay as much attention to the Series WALG property or focus on its obligations under the Series WALG lease.

Although the Series WALG tenant generates sales and profits from this location, there is no guarantee that the Series WALG tenant’s operations at the Series WALG property will be successful or that the Series WALG tenant will be able to meet all of its obligations to Series WALG. The Series WALG property location is not material to the Series WALG tenant as a whole and the Series WALG tenant could determine not to meet its obligations under the Series WALG lease without a material effect to its business. The Series WALG tenant’s decisions regarding its other retail locations could cause the Series WALG tenant to fail to comply with its obligations under the Series WALG lease, which failure would not be material to the Series WALG tenant.

You could lose some or all of your investment if, as the result of the discovery of hazardous substances on the Series WALG property, Series WALG were to become required under environmental protection laws to pay clean-up or other remediation costs.

Hazardous substances, wastes, contaminants or pollutants, or sources thereof, defined by present and future state and federal laws and regulations, could be discovered on the Series WALG property, either during Series WALG’s ownership or after a sale to a third party. If such substances are discovered or placed on a property during Series WALG’s ownership, Series WALG may be required to remove the substances and clean up the Series WALG property and could be subjected to full recourse liability for the entire cost of any such removal and clean-up, even if the cost of such removal and clean-up exceeded the value of the Series WALG property. Series WALG could also be exposed to the risk of lost revenues during any clean-up. Should Series WALG fail to remove the substances or sources and clean up the Series WALG property, federal, state or local environmental agencies could perform such removal and clean-up and impose and subsequently foreclose liens on the Series WALG property for the cost thereof. Series WALG could find it difficult or impossible to sell or refinance the Series WALG property prior to, during or even following any such clean-up. If such substances are discovered after the Series WALG property is sold, Series WALG could be liable to the purchaser if Series WALG knew or had reason to know that such substances or sources existed. Because your investment in ROX Series WALG ETPs currently represents an investment in only the Series WALG property, your investment in ROX Series WALG ETPs could be lost, or its value significantly reduced, in the event of a discovery of hazardous substances.

Series WALG may incur significant costs complying with the Americans with Disabilities Act and similar laws, which could adversely affect Series WALG.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. If the Series WALG property is not in compliance with the ADA, Series WALG would be required to incur additional costs to bring the Series WALG property into compliance. While the Series WALG tenant is obligated to comply with the ADA and similar state and local provisions, and under the Series WALG lease is obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of the Series WALG tenant to cover costs could be adversely affected. As a result, Series WALG could be required to expend funds to comply with the provisions of the ADA and similar state and local laws on behalf of the Series WALG tenant, which could adversely affect Series WALG. Additional federal, state and local laws also may require modifications to the Series WALG property or restrict Series WALG’s ability to renovate the Series WALG property. We cannot predict the ultimate cost of compliance with the ADA or other legislation. If Series WALG incurs substantial costs to comply with the ADA and any other legislation, Series WALG could be materially and adversely affected.

In addition, Series WALG is required to operate the Series WALG property in compliance with fire and safety regulations, building codes and other land use regulations. New and revised regulations and codes may be adopted by governmental agencies and bodies and become applicable to the Series WALG property. Compliance could require substantial capital expenditures and may restrict Series WALG’s ability to renovate the Series WALG property.

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Capital expenditure requirements at the Series WALG property may be costly and require Series WALG to incur debt, postpone improvements, reduce distributions or otherwise adversely affect the results of its operations and the market price of ROX Series WALG ETPs.

The Series WALG property will have an ongoing need for renovations and other capital improvements for which Series WALG will be responsible, including repair and replacement of the roof deck and structural components, repair of the building slab and foundation and repair of exterior walls. Although no capital improvements are currently required and the timing and extent of any future capital improvements is not determinable at this time, these capital improvements may give rise to the following risks:

•	possible environmental problems;
•	construction cost overruns and delays;
•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available on attractive terms or at all; and
•	uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of renovations and capital improvements could materially and adversely affect Series WALG.

You could lose some or all of your investment if the Series WALG property suffered an uninsured or underinsured loss.

While Series WALG intends to carry reasonable amounts of comprehensive insurance, there are certain risks which may be uninsurable or not insurable on terms which we believe are economical. Such risks may include, for instance, windstorm, hail, earthquakes and floods or certain types of liability claims. The insurance market can be cyclical, and a recent trend has been toward reductions in coverage and even in availability, combined with increases, including very significant increases, in premiums. As a result, if the Series WALG property was to experience a casualty or liability loss, the risk that the loss will be uninsured or underinsured is greater currently than it has been historically, which may materially and adversely affect Series WALG. Because your investment in ROX Series WALG ETPs currently represents an investment in only a single property, your investment in ROX Series WALG ETPs could be lost, or its value significantly reduced, in the event of such an uninsured or underinsured casualty or liability loss.

Series WALG may be exposed to the costs and risks of construction defects, which may also adversely affect the financial performance of Series WALG.

Series WALG may be exposed to the risk of construction defects not discovered until later in the life of the Series WALG property, which can arise from inadequate construction plans and specifications, poor workmanship or defective materials. Correction of serious defects can be costly and time consuming. Moreover, certain defects may not become apparent until after the expiration of any contractors’ or suppliers’ warranties, if any. To mitigate against defects discovered after the expiration of the construction warranties, Series WALG may obtain a builder’s liability policy on the Series WALG property if economically feasible. However, there is no assurance that Series WALG will obtain such a policy, or, if it does, that the policy will protect Series WALG sufficiently against latent defects. Moreover, even when many of the costs are ultimately borne by an insurer, contractor or supplier, correction can be time consuming and cause substantial distraction.

Series WALG’s ability to fully control the maintenance of the Series WALG property may be limited.

The Series WALG tenant is responsible for maintenance and other day-to-day management of the Series WALG property under the Series WALG lease. If the Series WALG property is not adequately maintained in accordance with the terms of the Series WALG lease, we may incur expenses for deferred maintenance or other liabilities once the Series WALG property is no longer leased to the Series WALG tenant. Although the Series WALG property manager will review the Series WALG property on a regular basis and be responsible for the oversight of the Series WALG property, that oversight and any potential visits to the Series WALG property are not comprehensive inspections and deferred maintenance items may go unnoticed. While the Series WALG lease provides for recourse against the Series WALG tenant in these instances, a bankrupt or financially-troubled tenant may be more likely to defer maintenance, and it may be more difficult to enforce remedies against such a tenant. Further, the Series WALG subsidiary may choose not to enforce, or to enforce less vigorously, its rights under the Series WALG lease because of its desire to maintain the Series WALG subsidiary’s ongoing relationships with the Series WALG tenant and its affiliates.

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You should not rely on the credit ratings of the Series WALG tenant or its parent entity.

The Series WALG tenant and its parent entity are rated by certain rating agencies. The credit ratings are subject to ongoing evaluation by those credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by those rating agencies in the future if, in their judgment, circumstances warrant. If those rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, the credit rating of the Series WALG tenant or its parent entity, those actions could reduce the market value of ROX Series WALG ETPs.

Risks Related to Series WALG

Series WALG will hold an interest in a single property, a non-diversified investment.

Series WALG will make an investment in a single property, a non-diversified investment. Series WALG’s return on its investment will depend on the revenues generated by the Series WALG property and the appreciation of the value of the property over time. The value of the Series WALG property may decline substantially after Series WALG acquires it. As a result, an investment in ROX Series WALG ETPs will not provide you with the benefits that may come from greater investment diversification, which can reduce overall risk by balancing the financial losses of one investment asset or category of investment assets against possible financial gains in another asset or asset category.

The ability of Series WALG to make distributions to the holders of ROX Series WALG ETPs is subject to fluctuations in its financial performance, operating results and unanticipated capital improvements requirements.

For Series WALG to qualify for taxation as a REIT for U.S. federal income tax purposes, it will be required to distribute at least 90% of its REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains) each year to the holders of ROX Series WALG ETPs. To the extent Series WALG satisfies the 90% distribution requirement but distributes less than 100% of its net taxable income, including any net capital gains, it will be subject to U.S. federal income tax on the retained taxable income. In the event of downturns in its operating results, unanticipated capital improvements to the Series WALG property or other factors, Series WALG may be unable to declare or pay distributions to the holders of ROX Series WALG ETPs. The timing and amount of distributions are in the sole discretion of ROX GP, which will consider, among other factors, Series WALG’s financial performance, any debt service obligations, any debt covenants, capital expenditure requirements and REIT distribution requirements. We cannot assure you that Series WALG will generate sufficient cash from the Series WALG property to fund distributions to holders of ROX Series WALG ETPs.

ROX GP will have significant discretion over the use of Series WALG’s cash for reinvestment or for purposes other than making cash distributions to holders of ROX Series WALG ETPs.

ROX GP has significant discretion under our partnership agreement to use the cash of Series WALG not for distribution but rather for purchase of additional property consistent with the growth strategy for Series WALG, capital improvements, creation or enhancement of reserves or any other expenditures ROX GP determines appropriate for Series WALG. Any use of cash other than for Series WALG to pay distributions to the holders of ROX Series WALG ETPs will reduce the cash distributions of Series WALG and that use of cash may not increase the likelihood of future distributions.

Series WALG’s operating results could be impaired if, due to a depletion of Series WALG’s working capital reserves, Series WALG becomes unable to undertake important property renovation, maintenance or improvements or is prevented from paying required operating expenses.

Series WALG could require additional capital to properly renovate, maintain and improve its property or properties or to cover operating cash deficits if the operating expenses of the Series WALG property were to exceed revenues. If additional capital is required, neither ROX LP nor Series WALG may be able contribute any additional capital. A failure by Series WALG to secure necessary capital could result in a reduction in the value of ROX Series WALG ETPs, a breach of the Series WALG lease, a default under a future loan document or any other debt agreements or even a foreclosure and loss of its property or properties. In addition, in the event the Series WALG tenant were to terminate or not renew its lease, Series WALG could be required to deplete its working capital reserves to find a new tenant for the Series WALG property.

The Hotel Unit lessee will have unilateral control over the condominium association and, accordingly, Series WALG could be materially and adversely affected if the Hotel Unit lessee does not operate the condominium, including the Series WALG property, effectively or in a manner consistent with Series WALG’s interests.

Pursuant to the declaration of Di Lido Condominium, the condominium association is managed by a board of directors that is appointed by the unit owners, with each condominium unit entitled to the number of votes equal to the percentage

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share attributable to that unit. Because the Hotel Unit lessee has the votes representing 99.125% of the interests in the condominium, the Hotel Unit lessee has unilateral control over the condominium association. The condominium association has all powers reasonably necessary to operate the condominium, including collecting assessments, buying, selling or mortgaging real property and making and amending reasonable rules and regulations. Accordingly, Series WALG could be materially and adversely affected if the Hotel Unit lessee does not operate the condominium effectively or in a manner consistent with Series WALG’s interests. In addition, from time to time, disputes may arise between Series WALG and the condominium association regarding the condominium association’s decisions over which Series WALG will have no say and which in turn could adversely affect the Series WALG property and Series WALG.

Series WALG may be subject to an assessment for environmental matters, and the mechanics for determining the amount of such assessment are unclear.

The condominium declaration and bylaws require the Hotel Unit lessee to maintain and repair all shared essential components of the condominium and since Series WALG is only acquiring the air space in the retail condominium which would not be affected by environmental issues. Additionally, the Series WALG lease requires the Series WALG tenant to remediate any environmental issues arising in, under or about the Series WALG property which were caused by the Series WALG tenant, and the consent agreement between the Hotel Unit lessee and the Series WALG tenant requires the Series WALG tenant to remediate any environmental issues it introduces at the Hotel Complex. Given the maintenance requirements in the condominium declaration and bylaws, the remediation obligations of the Series WALG tenant under the Series WALG lease and the consent agreement, Series WALG should have minimal risk with respect to remediation of environmental issues. However, the condominium declaration and bylaws do not contain an express provision requiring the condominium association or the Hotel Unit lessee to remediate environmental issues. In connection with any environmental remediation undertaken by the condominium association or the Hotel Unit lessee, a special assessment may be imposed on Series WALG in connection with such remediation and the allocation of such assessment among the condominium unit owners is not clearly described in the condominium declaration and bylaws. Therefore, Series WALG could be subject to unknown costs in the event environmental remediation is undertaken with respect to the property subject to the condominium.

Any debt service obligations could adversely affect Series WALG’s overall operating results, may jeopardize its qualification as a REIT and could adversely affect the ability of Series WALG to make distributions to the holders of ROX Series WALG ETPs and the market price of ROX Series WALG ETPs.

Although our structure as a Delaware series limited partnership limits potential liabilities between each Series, our partnership agreement does not contain limitations regarding the amount of debt that Series WALG can incur, directly or indirectly, and the Board may approve increases in Series WALG’s leverage at any time without the approval of the holders or ROX Series WALG ETPs. As a result, Series WALG may be able to incur substantial additional debt, including secured debt, in the future. The incurrence of any new debt could subject Series WALG to many risks, including the risk that:

•	Series WALG’s operating cash flow will be insufficient to make required payments of principal and interest;
•	Series WALG’s leverage may increase its vulnerability to adverse economic and industry conditions;
•

Series WALG may be required to dedicate a substantial portion of its operating cash flow from operations to payments on its debt, thereby reducing cash available for distribution to the holders of ROX Series WALG ETPs, funds available for operations and capital expenditures or other purposes; and

•

the terms of the debt may limit Series WALG’s ability to make distributions to the holders of ROX Series WALG ETPs, which may adversely affect the market price of ROX Series WALG ETPs or the ability of Series WALG to meet the distribution requirements applicable to REITs.

If Series WALG violates covenants in a future loan or any other debt agreements or related obligations, Series WALG could be required to repay all or a portion of its indebtedness before maturity at a time when Series WALG might be unable to arrange financing for such repayment on attractive terms, if at all.

In addition, if Series WALG violates restrictive covenants or fails to maintain financial ratios specified in a future loan document or any other debt agreements or related obligations, Series WALG’s lenders would be entitled to accelerate its debt obligations, and its secured lenders or mortgagees may foreclose on its properties or its interests in the entities that own the properties that secure their loans and receive an assignment of rents and leases. Further, foreclosures could create taxable income without accompanying cash proceeds, a circumstance which could hinder Series WALG’s ability to meet the REIT distribution requirements imposed by the Code.

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If Series WALG is unable to repay any of its future debt obligations, it may be forced to refinance debt or dispose of or further encumber its property or properties, which could adversely affect distributions to the holders of ROX Series WALG ETPs.

If Series WALG does not have sufficient funds to repay any of its future debt at maturity or before maturity in the event of a breach of its debt agreements and its lenders exercise their right to accelerate repayment, it may be necessary to refinance the debt through additional debt or equity financings. If Series WALG is unable to refinance its debt on acceptable terms, Series WALG may be forced to dispose of its interest in the Series WALG property on disadvantageous terms, potentially resulting in losses. To the extent Series WALG cannot meet any future debt service obligations, it will risk losing the Series WALG property or any interest therein. Adverse economic conditions could also cause the terms on which Series WALG can borrow in the future to be unfavorable. Series WALG could be required to liquidate its interest in the Series WALG property to meet its debt service obligations at times that may not permit it to do so on favorable terms, in the time period it desires or at all.

Interest expense on any debt incurred may limit cash available for distribution to the holders of ROX Series WALG ETPs.

Series WALG may in the future incur indebtedness that bears interest at variable rates. Higher interest rates could increase debt service requirements on any variable rate debt incurred and could reduce the amounts available for distribution to the holders of ROX Series WALG ETPs, as well as reduce funds available for operations, capital expenditure or other purposes.

Any secured debt obligations incurred will expose Series WALG to increased risk of property losses to foreclosure.

Incurring mortgage or other secured debt increases the risk of property losses, because any defaults on indebtedness secured by a property or properties may result in foreclosure actions initiated by lenders and ultimately the loss of the property securing the loan. Any foreclosure on a mortgaged property could adversely affect the overall value of Series WALG. For tax purposes, a foreclosure of a property would be treated as a sale of that property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds Series WALG’s tax basis in the Series WALG property, Series WALG would recognize taxable income on foreclosure but would not receive any cash proceeds, which could hinder its ability to meet the REIT distribution requirements imposed by the Code. As a result, Series WALG may be required to utilize other sources of cash for distributions of that income to the holders of ROX Series WALG ETPs.

Failure to hedge effectively against interest rate changes in the future may adversely affect Series WALG’s results of operations and its ability to make distributions to the holders of ROX Series WALG ETPs necessary to maintain Series WALG’s qualification as a REIT.

Series WALG may obtain in the future one or more forms of interest rate protection – in the form of swap agreements, interest rate cap contracts or similar agreements – to “hedge” against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will relieve the adverse effects of interest rate increases on Series WALG or that counterparties under these agreements will honor their obligations thereunder.

Although Series WALG will not have any joint venture investments upon completion of this offering, Series WALG may in the future acquire other properties where Walgreens Co. or its affiliates is the tenant, and such acquisitions may be through a joint venture. Any future joint venture investment could be adversely affected by Series WALG’s lack of sole decision-making authority, its reliance on co-venturers’ financial condition and disputes between Series WALG and its co-venturers and could expose Series WALG to potential liabilities and losses.

Series WALG may co-invest in the future with third parties through partnerships, joint ventures or other entities, or through acquiring non-controlling interests in, or sharing responsibility for, managing the affairs of a property, partnership, joint venture or other entity, which may subject Series WALG to risks that may not be present with other methods of ownership, including the following:

•

Series WALG would not be able to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity, which would allow for impasses on decisions that could restrict Series WALG’s ability to sell or transfer its interests in such entity or such entity’s ability to transfer or sell its assets;

•

partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions, which could increase Series WALG’s financial commitment to the partnership or joint venture;

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•	partners or co-venturers may pursue economic or other business interests, policies or objectives that are competitive or inconsistent with Series WALG;
•

if Series WALG becomes a limited partner or non-managing member in any partnership or limited liability company, and such entity takes or expects to take actions that could jeopardize Series WALG’s status as a REIT, subject it to regulation under the Investment Company Act or require it to pay tax, Series WALG may be forced to dispose of its interest in such entity;

•

disputes between Series WALG and partners or co-venturers may result in litigation or arbitration that would increase Series WALG’s expenses and act as a significant distraction to RPS Securities, the executive officers of ROX GP and/or the Board; and

•	Series WALG may, in certain circumstances, be liable for the actions of its third-party partners or co-venturers.

Actions by a co-venturer, co-tenant or partner may result in subjecting the assets of the joint venture to unexpected liabilities. Under joint venture arrangements, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could result and this impasse could have an adverse impact on the operations and profitability of the joint venture.

If Series WALG has a right of first refusal or buy/sell right to buy out a co-venturer or partner, it may be unable to finance such a buy-out if it becomes exercisable or Series WALG is required to purchase such interest at a time when it would not otherwise be in its best interest to do so. If Series WALG’s interest is subject to a buy/sell right, it may not have sufficient cash, available borrowing capacity or other capital resources to allow it to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case Series WALG may be forced to sell its interest as the result of the exercise of such right when it would otherwise prefer to keep its interest. Finally, Series WALG may not be able to sell its interest in a joint venture if it desires to exit the venture for any reason or if its interest is likewise subject to a right of first refusal of its co-venturer or partner, its ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with affiliates may also entail conflicts of interest.

Risks Related to Our Business and Operations

We are employing a novel business model, which may make an investment in ROX Series WALG ETPs difficult to evaluate as it is unique to the real estate industry.

We were formed to permit public investment in commercial real estate on a single-property basis. We are unaware of any public REIT that is currently attempting to implement a single-property strategy through multiple Series and, as a result, no peer company exists. We cannot predict the extent to which investor interest in ROX Series WALG ETPs will lead to the development of an active trading market or how liquid that market might become. Similarly, we cannot predict the extent to which we will be able to successfully complete public offerings of additional Series we intend to establish in the future and, accordingly, there may be no comparable publicly-traded companies or securities against which you will be able to evaluate the performance of ROX Series WALG ETPs.

The due diligence process that RPS Securities and its affiliates, including ROX GP, undertake may not reveal all facts that may be relevant in connection with your investment.

RPS Securities and its affiliates, including ROX GP, conduct due diligence that they deem reasonable and appropriate based on the known facts and circumstances applicable. The objective of the due diligence process is, in part, to undertake a risk assessment surrounding the Series WALG property. When conducting due diligence, RPS Securities and its affiliates, including ROX GP, may be required to evaluate important and complex business, financial, regulatory, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees. Nevertheless, when conducting due diligence and making an assessment, RPS Securities and its affiliates, including ROX GP, rely on the resources available to them, including information provided by the seller, and, in some circumstances, third-party investigations and analysis. Series WALG cannot be certain that the due diligence conducted by RPS Securities and its affiliates, including ROX GP, carried out with respect to the Series WALG property will reveal or highlight all relevant facts that may be necessary or helpful in evaluating the risks of an investment in the income stream generated by the Series WALG property. Instances of fraud, accounting irregularities and other improper, illegal or deceptive practices can be difficult to detect. Series WALG cannot be certain that the due diligence conducted by RPS Securities and its affiliates, including ROX GP, will result in an investment being successful or that the actual financial

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performance of that investment will not fall short of the financial projections RPS Securities and its affiliates, including ROX GP, used when evaluating the Series WALG property.

We or Series WALG may be subject to litigation or threatened litigation, which may divert management’s time and attention, require us or Series WALG to pay damages and expenses or restrict the operation of our or Series WALG’s business.

We or Series WALG may be subject to litigation or threatened litigation. In particular, we and each Series are subject to the risk of complaints by tenants involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to litigation or governmental investigations, as well as claims and litigation relating to real estate rights, access, legal compliance or uses of properties, vendor contractual claims and asset purchase and sale related claims. Some of these claims may result in significant defense costs and potentially significant judgments against us or Series WALG, some of which are not, or cannot be, insured against. Additionally, whether or not any dispute actually proceeds to litigation, we and Series WALG may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would distract our management. Any such resolution could involve the payment of damages or expenses by us or Series WALG, which may be significant, or involve our agreement with terms that restrict the operation of our or Series WALG’s business. We generally intend to vigorously defend ourselves and Series WALG; however, we cannot be certain of the ultimate outcomes of claims that may arise in the future. Resolution of these types of matters against us or Series WALG may result in ROX LP or Series WALG having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact us or Series WALG. Pursuant to our partnership agreement, claims payable by us or our general partner will be allocated to the applicable Series responsible for such lawsuit and will be payable by such Series. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of insurance coverage and could expose us or Series WALG to increased risks that would be uninsured. Certain litigation or threatened litigation may also adversely affect the alienability, marketability and sale of the Series WALG property.

The alternative investment business is intensely competitive.

The alternative investment business is intensely competitive, with competition based on a variety of factors, including investment performance, business relationships, quality of service provided to investors, investor liquidity and willingness to invest, fund terms (including fees), brand recognition, types of products offered and business reputation. We will be competing with a number of private equity funds, specialized investment funds, hedge funds, corporate buyers, traditional asset managers, real estate development companies, commercial banks, investment banks and other financial institutions (as well as sovereign wealth funds and other institutional investors).

Additionally, developments in financial technology, or fintech, such as a distributed ledger technology or blockchain, have the potential to disrupt the financial industry and change the way financial institutions, as well as asset managers, do business. A number of factors increase our competitive risks:

•	a number of our and Series WALG’s potential competitors have greater financial, technical, marketing and other resources and more personnel than we do;
•	some of Series WALG’s investments may not perform as well as competitors’ investment products;
•

several of our competitors have significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that otherwise could be exploited;

•

some of these competitors, including strategic competitors, may have a lower cost of capital and access to funding sources that are not available to us or Series WALG, which may create competitive disadvantages with respect to investment opportunities;

•

some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds than us or Series WALG, which could allow them to consider a wider variety of investments than us or Series WALG;

•

some of our competitors may be subject to less regulation and accordingly may have more flexibility to undertake and execute certain businesses or investments than we or Series WALG do or bear less compliance expense than us;

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•	some of our competitors may have more flexibility than us or Series WALG in raising investment funds;
•	some of our competitors may have better expertise or be regarded by investors as having better expertise in a specific asset class or geographic region than we do;
•

our competitors may institute low cost high speed financial applications and services based on artificial intelligence and new competitors may enter our investment space using new investment platforms based on artificial intelligence;

•

there are relatively few barriers to entry impeding the formation of competitors, and the successful efforts of new entrants into our various businesses is expected to continue to result in increased competition;

•	some investors may prefer to pursue investments directly instead of investing through any Series; and
•	other industry participants may, from time to time, seek to recruit the professionals, the Board and other employees of ROX GP and its affiliates.

Risks Related to Our Organizational and Management Structure

We are organized as a series limited partnership, which may lead to increased risk of liability.

ROX LP is organized under the laws of the State of Delaware as a series limited partnership. This is a relatively new entity form with little available common law to clarify how it will be considered by various jurisdictions in which we intend to operate. In particular, not all states have recognized the series limited partnership entity form. If we have exposure to third party liability in such states, the courts, in application of that state’s law, may not give full faith and credit to the statutory limitations of liability under Delaware law for each Series. As a result, if such a claim made under the law of such a state were successful, it could create liability among various Series, which could materially and adversely impact us and Series WALG.

A court could potentially conclude that the assets and liabilities of one Series are not segregated from those of another Series and may thereby potentially expose assets in Series WALG to the liabilities of another Series.

In accordance with the Delaware Act, each Series is, and each other Series we may establish in the future will be, a separate Series and not itself a separate legal entity. Section 17-218 of the Delaware Act provides that, if certain conditions (as set forth in Section 17-218) are met, including that certain provisions are in our partnership agreement, and if the records maintained for any such Series account for the assets associated with such Series separately from the assets of ROX LP (if any) or any other Series, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and any associated general partner and not against ROX LP generally or any other Series or any general partner not associated with such Series. Although the Delaware Act provides that records maintained for Series WALG that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocational formula or procedure (including a percentage or share of any asset or assets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such Series separately from the other assets of ROX LP (if any) or any other Series thereof, we are not aware of any court case that has interpreted Section 17-218 of the Delaware Act or provided any further guidance as to what is required for compliance. We intend to maintain separate and distinct records for each Series and account for them separately; however, it is possible a court could conclude that the methods used did not satisfy Section 17-218 of the Delaware Act and thus potentially expose the assets of Series WALG to the liabilities of another Series. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 17-218 in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of Series WALG should be applied to meet the liabilities of the other Series or the liabilities of ROX LP generally where the assets of such other Series or of ROX LP generally are insufficient to meet Series WALG’s or ROX LP’s liabilities.

We and Series WALG depend on RPS Securities for the success of Series WALG and upon access to RPS Securities’ investment professionals and contractors. We may not find a suitable replacement for RPS Securities if the services agreement is terminated or if key personnel leave the employment of RPS Securities or otherwise become unavailable to us and Series WALG.

Neither we nor Series WALG expect to have any employees and will rely completely on RPS Securities and its affiliates to provide Series WALG with administrative and certain advisory services. Neither we nor Series WALG have separate facilities and are completely reliant on RPS Securities and its affiliates, which has significant discretion as to the

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implementation of the operating policies and strategies of each Series and the Series properties. RPS Securities may not be able to successfully manage the Series WALG property or implement the operating policies and strategies of Series WALG successfully, which may affect Series WALG’s ability to make or sustain distributions to the holders of ROX Series WALG ETPs.

We and Series WALG depend on the diligence, skill and network of business contacts of RPS Securities and its affiliates. We and Series WALG also expect to benefit from the personnel, relationships and experience of the executive team and other personnel of RPS Securities and its affiliates. The executive officers and key personnel of RPS Securities will assist and advise the Board to monitor and manage the Series WALG property; therefore, the success of Series WALG will depend on RPS Securities continued service. The departure of any of the senior personnel of RPS Securities or its affiliates, or of a significant number of the personnel of RPS Securities or its affiliates, could have a material adverse effect on the ability of Series WALG to achieve its investment objectives. In addition, we offer no assurance that RPS Securities will continue to provide management services to Series WALG or that we or Series WALG will continue to have access to RPS Securities’ personnel. The services agreement has an initial term of 10 years, but may be terminated by RPS Securities or Series WALG for a variety of reasons. If the services agreement is terminated and no suitable replacement is found, we may not be able to execute the business plan of Series WALG.

Neither we nor any Series own the “ROX” name, but ROX LP and each Series may use the name pursuant to an agreement with ROX Parent. Use of the name by other parties or the termination of our license agreement may harm our business.

We have entered into an agreement with ROX Parent pursuant to which it has granted us and each Series a non-exclusive, royalty-free license to use the “ROX” name and various other intellectual property of ROX Parent. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of ROX Parent or its affiliates. Furthermore, in the event that the agreement is terminated, we will be required to change our name and cease using the name “ROX.” Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise harm our business.

If we or Series WALG fail to implement and maintain an effective system of internal controls, Series WALG may not be able to accurately determine the financial results of Series WALG or prevent fraud. As a result, holders of ROX Series WALG ETPs could lose confidence in the financial results of Series WALG, which could harm its business and the value of ROX Series WALG ETPs.

Effective internal controls are necessary for us and Series WALG to provide reliable financial reports and effectively prevent fraud. We are a newly formed entity that will develop financial and operational reporting and control systems. We may in the future discover areas of internal controls that need improvement. Section 404 of the Sarbanes‑Oxley Act of 2002 will require us and Series WALG to evaluate and report on our respective internal controls over financial reporting and, subject to the phase in provisions of JOBS Act, have our and Series WALG’s independent auditors annually issue their own opinion on our and Series WALG’s internal controls over financial reporting. While we intend to undertake substantial work to prepare for compliance with Section 404, we cannot be certain that we will be successful in implementing or maintaining adequate internal controls over our or Series WALG’s financial reporting and financial processes. Furthermore, as we establish additional Series, the internal controls required for us and all outstanding Series will become more complex, and we will require significantly more resources to ensure the internal controls for each Series remain effective. If our or Series WALG’s independent auditors discover a material weakness in our or Series WALG’s internal controls, the disclosure of that fact, even if quickly remedied, could reduce the market value of ROX Series WALG ETPs. Additionally, the existence of any material weakness or significant deficiency in respect of Series WALG’ internal controls would require management to

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devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner.

If we or any Series were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us or the Series to continue its business as contemplated and could have a material adverse effect on its business.

An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
•

absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets, exclusive of U.S. government securities and cash items, on an unconsolidated basis.

We believe that we are engaged primarily in the business of providing investors with direct equity ownership in single-property commercial real estate and not primarily in the business of investing, reinvesting or trading in securities. We hold ROX LP out as a holding company for the Series. We hold the Series out as REITs that, through Series subsidiaries that are wholly- or majority-owned subsidiaries of the Series, ultimately own and control commercial real estate. We do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Furthermore, neither we nor any of the Series have any material assets other than our interests in Series subsidiaries, which in turn have no material assets other than commercial real estate. We do not believe the equity interests held by the Series in Series subsidiaries are investment securities, and we believe that less than 40% of our total assets and each Series (exclusive of U.S. government securities and cash items) on an unconsolidated basis is composed of assets that could be considered investment securities. Accordingly, we do not believe that we or any Series is an inadvertent investment company by virtue of the 40% test in Section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. Although we intend to conduct our operations and that of each Series so that we and each Series will not be deemed to be an investment company under the Investment Company Act, if anything were to happen which would cause us or Series WALG to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act (including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees) could make it impractical for us or Series WALG to continue business as currently conducted, impair certain of our or Series WALG’s agreements, and materially adversely affect the business, results of operations and financial condition of Series WALG. In addition, we or Series WALG may be required to conduct business in a manner that does not subject us or Series WALG to the registration and other requirements of the Investment Company Act.

Holders of ROX Series WALG ETPs do not select ROX GP as our general partner or vote on the members of the Board. Accordingly, holders of ROX Series WALG ETPs have limited ability to participate in or influence our management or the management of Series WALG even as to fundamental matters.

Holders of Series WALG will have limited ability to influence decisions regarding Series WALG’s business. Under our partnership agreement, holders of ROX Series WALG ETPs have only limited voting rights, including with respect to certain amendments to our partnership agreement, certain mergers of ROX LP, a merger of Series WALG with another Series, dissolution of ROX LP and termination or dissolution, as applicable, of Series WALG. However, holders of ROX Series WALG ETPs have no voting rights with respect to removing our general partner or electing the members of the Board. Furthermore, holders of ROX Series WALG ETPs will have no right to propose nominees to the Board. As a result, holders of ROX Series WALG ETPs will have not have the typical mechanisms used by public company investors to hold management teams and boards of directors accountable. You should not purchase ROX Series WALG ETPs unless you are willing to entrust to our general partner and its affiliates with essentially all aspects of the management of your investment in ROX Series WALG ETPs.

Under our partnership agreement, ROX GP has full power and authority to do all things, other than those items that specifically require approval of holders of ROX Series WALG ETPs or as may otherwise be set forth in a Series Designation,

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necessary or appropriate to conduct the business of ROX LP and any Series including, but not limited to, the following actions:

•

expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into equity interests of ROX LP, and incurring any other obligations;

•

making tax, regulatory and other filings, or rendering periodic or other reports to governmental or other agencies having jurisdiction over ROX LP’s and Series WALG’s business or assets (to the extent that ROX LP has any assets);

•

acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging assets of ROX LP (if any) and Series WALG or the determination to merge or otherwise combine ROX LP or Series WALG with or into another person;

•

using the assets of ROX LP (if any) and Series WALG for purposes consistent with our partnership agreement, including financings, repayment or guarantees of obligations and making capital contributions;

•	negotiating, executing and performing contracts, conveyance or other instruments;
•	distributing cash or cash equivalents;
•	selecting, employing or dismissing employees, agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;
•	maintaining insurance for the benefit ROX LP, Series WALG, any subsidiaries and indemnitees;
•

forming, acquiring an interest in, and contributing property and loaning money to, any partnerships, joint ventures, corporations, limited liability companies or other entity (including corporations, firms, trusts and unincorporated organizations);

•

controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;
•	entering into listing agreements with any national securities exchange and the delisting of some or all ROX Series WALG ETPs;
•	taking any action in connection with ROX LP’s or Series WALG’s management of any of their subsidiaries;
•	purchasing, selling or otherwise acquiring or disposing of ROX Series WALG ETPs; and
•	entering into agreements with any of its affiliates, including to render services to Series WALG or to itself in the discharge of its duties as ROX GP.

Our partnership agreement contains Series WALG ownership limits, which may delay or prevent a change of control.

For Series WALG to qualify as a REIT, no more than 50% in value of Series WALG’s outstanding ROX Series WALG ETPs may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own ROX Series WALG ETPs during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To assist Series WALG to comply with these limitations, among other purposes, our partnership agreement generally prohibits any person from directly or indirectly owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding ROX Series WALG ETPs. These ownership limitations could have the effect of discouraging a takeover or other transaction in which the holders of

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ROX Series WALG ETPs might receive a premium for their ROX Series WALG ETPs over the then prevailing market price or which the holders of ROX Series WALG ETPs might believe to be otherwise in their best interests.

The constructive ownership rules under the Code are complex and may cause the outstanding ROX Series WALG ETPs owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding ROX Series WALG ETPs by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding ROX Series WALG ETPs and thus violate these ownership limits. Our partnership agreement provides that any attempt to own or transfer ROX Series WALG ETPs in excess of the ownership limits without the consent of ROX GP or in a manner that would cause Series WALG to be “closely held” under Section 856(h) of the Code, without regard to whether ROX Series WALG ETPs are held during the last half of a taxable year, or would otherwise cause Series WALG to fail to qualify as a REIT, will result in the applicable ROX Series WALG ETPs being deemed to be transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the ownership limits or the restrictions on ownership and transfer of ROX Series WALG ETPs, any such transfer of ROX Series WALG ETPs will, to the fullest extent permitted by law, be null and void.

For as long as ROX LP is an emerging growth company, ROX LP will not be required to comply with certain reporting requirements, including those relating to accounting standards, that apply to other public entities.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. ROX LP is classified as an “emerging growth company” as defined in the JOBS Act. ROX LP will remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation);
•	the last day of the fiscal year following the fifth anniversary of this offering;
•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or
•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

ROX LP intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, those that would require we:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of ROX LP’s or Series WALG’s system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of ROX LP or Series WALG;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise; or
•	provide certain disclosure regarding executive compensation of ROX GP required of larger public companies.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We cannot predict if investors will find ROX Series WALG ETPs less attractive if ROX LP chooses to rely on these exemptions. If some investors find ROX Series WALG ETPs less attractive as a result of any choices to reduce or delay the

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application of future disclosure, there may be a less active trading market for ROX Series WALG ETPs and the trading price may be more volatile.

By purchasing ROX Series WALG ETPs in this offering, you are bound by the fee shifting provision contained in our partnership agreement, which may discourage you to pursue actions against us.

Our partnership agreement  provides that each holder of ETPs agrees, to the fullest extent permitted by law, to reimburse us and our affiliates for all fees and expenses, including cost of appeal, if any, we may incur in connection with a claim, suit, action or proceeding brought by an ETP holder for which the holder does not prevail in a judgment, other than for federal securities laws claims.  THE FEE SHIFTING PROVISION CONTAINED IN OUR PARTNERSHIP AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY ETP HOLDER OF OUR COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN OUR PARTNERSHIP AGREEMENT DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT OR THE SECURITIES ACT.

Risks Related to Potential Conflicts of Interest

There may be conflicts of interests among Series WALG and other existing or future Series, which may result in opportunities that would benefit the Series WALG property being allocated to another Series property owned another Series.

Series WALG and any other existing or future Series, may own properties that compete with Series properties of another Series. If a sale, financing, leasing or other business opportunity would be suitable for Series WALG or another Series, the Board will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that the Board determines to be relevant. No Series will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other Series;
•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any other Series;
•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any other Series; or
•	making operational and financial decisions that could be considered to be detrimental to another Series.

In addition, any decisions by the Board to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one Series more than the other Series, including Series WALG, or limit or impair the ability of any Series to pursue business opportunities. Any of these decisions may benefit one Series more than another Series, including Series WALG.

Under our partnership agreement and the services agreement, ROX GP and RPS Securities, respectively, and their respective affiliates have limited liability to us and Series WALG, and we and Series WALG have agreed to indemnify ROX GP and RPS Securities, respectively, and their respective affiliates against certain liabilities. As a result, Series WALG could experience losses for which neither ROX GP nor RPS Securities, as applicable, or their respective affiliates would be liable, which could adversely affect the financial condition and operating performance of Series WALG.

Pursuant to our partnership agreement and the services agreement, ROX GP and RPS Securities, respectively, in each case including its respective officers, members, managers, directors, personnel and other affiliates, are not liable to us and Series WALG or holders of ROX Series WALG ETPs for losses or benefits not derived by their operation of the business unless ROX GP or RPS Securities, as applicable, or its affiliates acted in bad faith (as defined in our partnership agreement) giving rise to the loss or benefit not derived or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful. Series WALG will indemnify ROX GP and RPS Securities, respectively, and, in each case, its officers, members, managers, directors, personnel and other designees for expenses, losses, damages, liabilities, demands, charges and claims arising from acts of ROX GP or RPS Securities, as applicable, unless the action was taken or omitted with the belief that such action or omission was opposed to the interest of ROX LP or Series WALG, or in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful.

In addition, additional conflicts exist and could arise in the future with RPS Securities, ROX GP and their respective affiliates, including ROX Parent and its executive officers who are also officers of ROX GP, including, without limitation:

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conflicts arising from our rights under agreements between us and ROX GP or RPS Securities, which we may choose not to enforce, or to enforce less vigorously, because of our desire to maintain our ongoing relationships with ROX GP or RPS Securities and their affiliates; conflicts in the amount of time that personnel of RPS Securities and its affiliates will spend on our affairs versus RPS Securities’ and its affiliates other affairs; conflicts in the amount of time that personnel of RPS Securities and its affiliates will spend on issues related to Series WALG versus any other Series; and conflicts in future transactions that we may pursue with RPS Securities and its affiliates.

Our partnership agreement contains provisions that reduce or eliminate duties, including fiduciary duties, of ROX GP and limit remedies available to holders of ROX Series WALG ETPs that might otherwise constitute a breach of duty.

Our partnership agreement contains provisions that waive or consent to conduct by ROX GP and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when ROX GP is acting for the benefit of Series WALG, although ROX GP must act in accordance with the contractual standard of good faith, ROX GP may act without any fiduciary obligations. When ROX GP is permitted to or required to make a decision in its sole discretion or discretion or pursuant to any provision of our partnership agreement not subject to an express standard of good faith, then ROX GP is entitled to consider only such interests and factors as it desires and has no duty or obligation, fiduciary or otherwise, to give any consideration to any interest of or factors affecting ROX LP, Series WALG or holders of ROX Series WALG ETPs and will not be subject to any different standards imposed by our partnership agreement, otherwise existing at law, in equity or otherwise.

The modifications of fiduciary duties contained in our partnership agreement are expressly permitted by Delaware law. Hence, ROX LP, Series WALG and the holders of ROX Series WALG ETPs only have recourse and are able to seek remedies against ROX GP if ROX GP breaches its obligations pursuant to our partnership agreement. Unless ROX GP breaches its contractual obligations pursuant to our partnership agreement, ROX LP, Series WALG and the holders of ROX Series WALG ETPs do not have any recourse against ROX GP even if ROX GP were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our partnership agreement, it provides that ROX GP or its officers and managers are not liable to ROX LP, Series WALG or the holders of ROX Series WALG ETPs for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that ROX GP or its officers and managers acted in bad faith (as defined in our partnership agreement) or with respect to any criminal conduct, with the knowledge that its conduct was unlawful.

Whenever a potential conflict of interest exists between ROX LP, Series WALG or any holders of ROX Series WALG ETPs, on one hand, and ROX GP or its affiliates, on the other hand, ROX GP may resolve such conflict of interest.

A holder of ROX Series WALG ETPs seeking to challenge this resolution of the conflict of interest would bear the burden of proving that ROX GP subjectively believed that such resolution was opposed to the best interests of ROX LP or Series WALG.

RPS Securities, an affiliate of ROX GP, may have different financial incentives and motivations than holders of ROX Series WALG ETPs due to the management and other fees payable to RPS Securities.

Pursuant to the services agreement, RPS Securities, an affiliate of ROX GP, is entitled to receive a management fee that is based on the equity value of Series WALG, regardless of its financial performance. Accordingly, significant management fees will be payable to affiliates of ROX GP even if Series WALG experiences losses. The management fee structure gives RPS Securities the incentive to maximize equity value by the issuance of new ROX Series WALG ETPs and the expansion of our scale of operations, regardless of the effect of this action on existing holders of ROX Series WALG ETPs. In other words, the management fee structure rewards RPS Securities primarily based on the equity value of Series WALG (as calculated in the services agreement), and not based on Series WALG’s returns to holders of ROX Series WALG ETPs. In addition, RPS Securities is entitled to certain equity acquisition fees, which further reward RPS Securities for issuances of ROX Series WALG ETPs in the future, even if the net proceeds of such offerings cannot be invested in properties with attractive yield characteristics. Any such offering may dilute Series WALG earnings and reduce distributions to Series WALG’s then-existing holders of ROX Series WALG ETPs, but would provide economic benefits to RPS Securities from both the increased management fees due to increased equity value and the equity acquisition fees payable in connection with any equity offering. In addition, RPS Securities has an economic incentive to fund future growth through the issuance of equity capital as opposed to employing debt. Although the use of debt would be expected to increase returns on equity, which might make the price of ROX Series WALG ETPs rise and, consequently, increase Series WALG’s equity value, debt financing would not be expected to have the same direct and immediate impact on management fees and equity incentive fees as equity financing.

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In addition to the risk that RPS Securities may have financial incentives to take actions that are contrary to the interests of holders of ROX Series WALG ETPs, there is a risk that our fee structure does not provide adequate incentives to ensure that RPS Securities will devote its time and efforts to contain costs and maximize distributable cash. Because equity value can be increased through additional sales of ROX Series WALG ETPs at reduced prices that provide new investors with an appropriate yield and because RPS Securities is entitled to certain fees based on the net proceeds of any equity offering, there is a significant risk that RPS Securities could receive higher levels of compensation despite a failure to maximize distributable cash or achieve an attractive yield for holders of ROX Series WALG ETPs.

In addition, RPS Securities is entitled to a percentage of the net proceeds from any sale or disposition of the Series WALG property to a third party. Accordingly, RPS Securities may be incentivized to dispose of the Series WALG property when it would otherwise be in the interest of holders of ROX Series WALG ETPs not to do so. For further information regarding the fees payable pursuant to the services agreement, please see “Services Agreement with RPS Securities.”

ROX GP’s affiliates have other additional business responsibilities which could create conflicting demands on their time and resources and could therefore adversely affect the attention ROX GP or such affiliates give to, and the decisions it makes for, the holders of ROX Series WALG ETPs.

Pursuant to our partnership agreement, ROX GP may only serve as the general partner of ROX LP and each Series. However, our partnership agreement expressly permits affiliates of ROX GP to engage in other activities, including activities that may directly compete with ROX LP’s or Series WALG’s business, such as acquiring properties of the same type and in the same general market area as the Series WALG property. Those business activities could reduce the time that its affiliates devote to Series WALG’s business. To the extent such activities are directly competitive with that of Series WALG, those ROX GP affiliates’ separate business pursuits could adversely affect the performance of the Series WALG property or the value of ROX Series WALG ETPs.

The ability of affiliates of ROX GP to engage in other business activities may reduce the time those affiliates spend managing the business of Series WALG and may result in certain conflicts of interest.

Certain of the officers of ROX GP also serve or may serve as officers, directors, managers or employees of affiliates of ROX GP. These other business activities may reduce the time these persons spend managing the business of Series WALG. In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of ROX LP, Series WALG or holders of ROX Series WALG ETPs.

The ability of ROX GP, RPS Securities and their affiliates to manage multiple Series and the growth of their personnel may adversely affect the performance of Series WALG.

The same personnel of ROX GP, RPS Securities and their affiliates are responsible for the management of all Series, including Series WALG. Issues with Series other than Series WALG may reduce the time available to focus on Series WALG. In addition, if RPS and its affiliates are not able to increase the number of their personnel to take into account the workload for all Series or manage that increase effectively, their ability to effectively manage Series WALG may be adversely affected, which could adversely affect the performance of the Series WALG property or the value of ROX Series WALG ETPs.

We do not have a policy that expressly prohibits the managers, executive officers, security holders or affiliates of ROX GP from engaging for their own account in business activities of the types conducted by us or Series WALG.

We do not have a policy that expressly prohibits the managers, executive officers, security holders or affiliates of ROX GP from engaging for their own account in business activities of the types conducted by us or Series WALG. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits the managers and executive officers of ROX GP, as well as personnel of ROX GP or RPS Securities who provide services to us or Series WALG, from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of the independent members of the Board. In addition, the services agreement with RPS Securities does not prevent RPS Securities and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us or Series WALG.

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Risks Related to an Investment in ROX Series WALG ETPs

Neither we nor ROX GP have established a minimum distribution payment level for Series WALG and Series WALG may be unable to generate sufficient cash flows from its operations to make distributions to holders of ROX Series WALG ETPs at any time in the future.

Neither we nor ROX GP have established a minimum distribution payment level for Series WALG. Series WALG’s ability to make distributions to the holders of ROX Series WALG ETPs may be adversely affected by the risk factors described in this prospectus. Series WALG may not generate sufficient income to make distributions to the holders of ROX Series WALG ETPs, and we cannot predict when distributions, consisting primarily of cash flow from the Series WALG property, will commence.

ROX GP has the sole discretion to determine the timing, form and amount of any distributions to the holders of ROX Series WALG ETPs, and there can be no assurance as to the determinations ROX GP will make in respect of any of Series WALG’s future distributions.

ROX GP has the sole discretion to determine the timing, form and amount of any distributions to the holders of ROX Series WALG ETPs, subject to applicable law. ROX GP will make determinations regarding distributions based upon, among other factors, the financial performance of Series WALG, any debt service obligations, any debt covenants and capital expenditure requirements with respect to the Series WALG property. No assurance can be given that Series WALG will be able to make distributions to the holders of ROX Series WALG ETPs at any time in the future or that the level of any distributions Series WALG may make to the holders of ROX Series WALG ETPs will increase or even be maintained over time, any of which could materially and adversely affect the market price of ROX Series WALG ETPs.

A portion of the distributions Series WALG makes to the holders of ROX Series WALG ETPs may constitute a return of capital, which would have the effect of reducing the basis of a holder’s investment in ROX Series WALG ETPs.

Distributions that Series WALG makes to the holders of ROX Series WALG ETPs generally will be taxable as dividend income. However, a portion of these distributions may be designated by Series WALG as long‑term capital gains to the extent that they are attributable to capital gain income recognized by Series WALG or may constitute a return of capital to the extent that they exceed its current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital will first reduce a holder’s adjusted tax basis in ROX Series WALG ETPs, and distributions made by Series WALG in excess of Series WALG’s current and accumulated earnings and profits and in excess of a holder’s adjusted tax basis in its ROX Series WALG ETPs will generally be taxable as capital gain.

The historical statement of revenue and certain operating expenses of the Series WALG property and the unaudited pro forma consolidated financial statements of Series WALG included elsewhere in this prospectus should not be considered as indicative of what Series WALG’s future results or of any returns that may be expected on an investment in ROX Series WALG ETPs.

The historical statement of revenue and certain operating expenses of the Series WALG property and the unaudited pro forma consolidated financial statements of Series WALG that are included in this prospectus do not necessarily reflect what Series WALG’s financial position or results of operations would have been had Series WALG been an independent public company during the periods presented. Furthermore, this financial information is not necessarily indicative of Series WALG’s financial position or results of operations will be in the future. It is impossible for us to accurately estimate all adjustments which may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering. For additional information, please see the historical statement of revenue and certain operating expenses of the Series WALG property and the unaudited pro forma consolidated financial statements of Series WALG, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

You should not place undue reliance on the historical combined balance sheet of ROX LP included elsewhere in this prospectus when considering whether to invest in ROX Series WALG ETPs.

The historical combined financial statements of ROX LP included in this prospectus are responsive to our financial statement reporting obligations under the Securities Act and the rules and regulations promulgated thereunder by the SEC. Such financial statements are presented on a combined basis, including the financial condition of all Series to be offered in this offering and the concurrent offerings. However, pursuant to our partnership agreement and the Delaware Act, a purchaser of ROX Series WALG ETPs is making an investment solely in the assets, liabilities and future performance of Series

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WALG. You should not therefore place undue reliance on the historical combined financial statements of ROX LP included elsewhere in this prospectus.

You should not place undue reliance on the appraisal of the Series WALG property included elsewhere in this prospectus when considering whether to invest in ROX Series WALG ETPs.

We have received an appraisal of the Series WALG property from BBG, Inc. as of                        , 2021.  See “Experts.” The appraisal was prepared in conformity with the Uniform Standards of Professional Appraisal Practice and utilized three approaches to value: the cost approach, the sales comparison approach and the income capitalization approach, leading to a final opinion of the appraised value of the Series WALG property by the appraiser. A copy of BBG, Inc.’s appraisal is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”  The appraised value of the Series WALG property reflects the appraised market value as of the appraisal date.  However, an appraised value and the methodology and data used in developing such appraised value are subject to various assumptions, risks and limitations, including  with respect to the sales comparison approach and, in part, the cost approach (particularly with respect to the underlying land value), the relevance of comparable properties due to their various physical, locational, legal and geographic differences, the appropriateness of adjustments applied by the appraiser to such comparable properties and the sufficiency of comparable sales data and, with respect to the income capitalization approach, the comparability, relevance and sufficiency of market data regarding income, expenses and rates of return (particularly the appropriateness of the capitalization and discount rates applied).  An appraised value is not a bona fide third-party offer to purchase the Series WALG property or a guarantee of any value Series WALG would obtain if it were to dispose of the Series WALG property, obtain financing or engage in any other transaction as of the appraisal date or in the future. Accordingly, you should not place undue reliance on the appraisal of the Series WALG property included elsewhere in this prospectus when considering whether to invest in ROX Series WALG ETPs.

The market price of ROX Series WALG ETPs may be volatile due to numerous circumstances beyond the control of ROX LP or Series WALG.

The trading prices of equity securities issued by REITs historically have been affected by changes in market interest rates. One of the factors that may influence the price of ROX Series WALG ETPs is the annual yield from distributions on ROX Series WALG ETPs as compared to yields available on other investments. An increase in market interest rates, or a decrease in Series WALG’s distributions to the holders of ROX Series WALG ETPs, may lead prospective purchasers of ROX Series WALG ETPs to demand a higher annual yield, which could reduce the market price of ROX Series WALG ETPs.

Other factors that could affect the market price of ROX Series WALG ETPs include the following:

•	changes in market valuations of companies in the commercial real estate industry;
•	changes in expectations of future financial performance of Series WALG or changes in estimates of securities analysts;
•	fluctuations in stock market prices and volumes;
•	issuances of ROX Series WALG ETPs or other securities of Series WALG in the future;
•	the addition or departure of key personnel of ROX GP or its affiliates; and
•	announcements by ROX LP or its competitors of acquisitions, investments or strategic alliances.

You are not assured of a return of your investment, and under certain circumstances you could be required to return distributions made to you.

If we were to make an impermissible distribution, a holder of ROX Series WALG ETPs who received such a distribution and knew at the time of the distribution that the distribution was in violation of applicable law would be liable to Series WALG for the amount of the distribution. Series WALG’s operating revenues and sales proceeds must be applied first to its expenses, and any amounts realized on liquidation of ROX LP or the termination (or dissolution, to the extent Series WALG has been converted to a registered series under the Delaware Act) of Series WALG must be used first to satisfy all creditors, before any remaining revenues, proceeds or liquidation amounts may be made available to holders of ROX Series WALG ETPs. Accordingly, there is no assurance that you will receive any return on your investment or even recover all or any portion of that investment. Moreover, although as a holder of ROX Series WALG ETPs your financial risk will generally be

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limited to your invested capital, certain laws intended to protect creditors could require you to return some or all of a distribution if, at the time the distribution was made, Series WALG’s or ROX LP’s liabilities exceeded the value of its assets or it was otherwise insolvent.

Series WALG’s future acquisitions, if any, may not yield the returns it expects, and holders of ROX Series WALG ETPs will not have an opportunity to evaluate these investments.

Series WALG’s future acquisitions, if any, and its ability to successfully operate the properties it acquires in such acquisitions may be exposed to the following significant risks:

•

Series WALG’s ability to identify well-performing properties and achieve its investment objectives depends upon the performance of RPS Securities and its affiliates in the acquisition of such investments and the determination of any financing arrangements;

•	even if Series WALG is able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;
•	Series WALG may acquire properties that are not accretive to its results upon acquisition, and it may not successfully manage those properties to meet its expectations;
•	Series WALG may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;
•

Series WALG may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into its existing operations, and as a result its results of operations and financial condition could be adversely affected; and

•

Series WALG may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown or greater than expected liabilities such as liabilities for clean-up of environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, managers, officers and others indemnified by the former owners of the properties.

In addition, holders of ROX Series WALG ETPs will be unable to evaluate the economic merits, transaction terms or other financial or operational data of specific real estate projects before Series WALG invests in them. Series WALG expects to rely entirely on the ability of RPS Securities and ROX GP to select suitable and successful investment opportunities. Series WALG will not provide holders of ROX Series WALG ETPs with information to evaluate Series WALG’s proposed investments prior to its acquisition of those investments. Furthermore, ROX GP, the Board and RPS Securities will have broad discretion in implementing investment policies with respect to Series WALG. These factors increase the risk that your investment in ROX Series WALG ETPs may not generate returns consistent with your expectations. Furthermore, to the extent Series WALG acquires any additional properties, the risks described elsewhere in this “Risk Factors” would apply to those properties and the addition of those properties may have the effect of heightening many of the other risk and uncertainties set forth herein.

Risks Related to Tax Matters

Failure of Series WALG to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to holders of ROX Series WALG ETPs.

We intend to treat each Series, including Series WALG, as a separate business entity for U.S. federal income tax purposes and ROX LP as a non-entity for U.S. federal income tax purposes. Consistent with this approach, the Internal Revenue Service (“IRS”) has issued proposed Treasury Regulations that provide that each individual series of a domestic series limited partnership will generally be treated as a separate entity formed under local law, with each such individual series’ classification for U.S. federal income tax purposes determined under general tax principles and the entity classification (“check-the-box”) rules. Although not expected based on the proposed Treasury Regulations, if the IRS were to adopt a different approach than the one adopted in the proposed Treasury Regulations and successfully challenge our treatment of each Series as a separate business entity and ROX LP as a non-entity for U.S. federal income tax purposes, we expect that ROX LP, together with every Series, would be treated as a single entity whose U.S. federal income tax treatment would be uncertain. For example,  ROX LP and every Series could be treated, collectively, as a single corporation with multiple classes of equity interests that has filed an election to be taxed as a REIT for U.S. federal income tax purposes. In

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that event, the timing, amount and character of distributions to holders of ETPs of each Series could be adversely impacted, and the ability of each Series to qualify as a REIT could be adversely impacted.

Failure of Series WALG to qualify as a REIT would materially and adversely affect Series WALG and the value of ROX Series WALG ETPs.

Series WALG has been organized and intends to operate in a manner that will enable it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. Series WALG has not requested, and does not intend to request, a ruling from the IRS, that it will qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Therefore, we cannot guarantee that Series WALG will qualify as a REIT or that Series WALG will remain qualified as such in the future. If Series WALG loses its REIT status, it will face significant tax consequences that would substantially reduce Series WALG’s cash available for distribution to holders ROX Series WALG ETPs for each of the years involved because:

•	Series WALG would not be allowed a deduction for distributions to holders of ROX Series WALG ETPs in computing its taxable income and would be subject to U.S. federal corporate income tax;
•	Series WALG could be subject to increased state and local taxes; and
•

unless Series WALG is entitled to relief under applicable statutory provisions, Series WALG could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified.

Any such corporate tax liability could be substantial and would reduce the cash available for, among other things, Series WALG’s operations and distributions to holders of ROX Series WALG ETPs. In addition, if Series WALG fails to qualify as a REIT, Series WALG will not be required to make distributions to holders of ROX Series WALG ETPs. As a result of all these factors, Series WALG’s failure to qualify as a REIT also could impair its ability to expand its business and raise capital, and could materially and adversely affect the trading price of ROX Series WALG ETPs.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of Series WALG may affect Series WALG’s ability to qualify as a REIT. To qualify as a REIT, Series WALG must satisfy a number of requirements, including requirements regarding the ownership of ROX Series WALG ETPs, requirements regarding the composition of Series WALG’s assets and requirements regarding the sources of Series WALG’s income. Also, Series WALG must make distributions to its holders aggregating annually at least 90% of Series WALG’s REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains.

In addition, legislation, new regulations, administrative interpretations or court decisions may materially and adversely affect investors of ROX Series WALG ETPs, Series WALG’s ability to qualify as a REIT for U.S. federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if Series WALG qualifies as a REIT for U.S. federal income tax purposes, Series WALG may be subject to some federal, state and local income, property and excise taxes on its income or property and, in certain cases, a 100% penalty tax, in the event Series WALG sells property as a dealer. In addition, Series WALG’s taxable REIT subsidiary, or TRS (if any), will be subject to income tax as a regular corporation in the jurisdictions in which it operates.

Series WALG will require significant oversight as a result of Series WALG’s election to qualify as a REIT.

We intend for Series WALG to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. To qualify as a REIT, Series WALG must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series WALG ETPs. Satisfying these requirements involves monitoring various factual matters, applying highly technical and complex provisions of the Code and meeting ongoing reporting obligations, which may divert ROX GP’s and its affiliates’ attention from the operations of ROX LP and Series WALG.

If the Series WALG subsidiary is treated as a corporation for U.S. federal income tax purposes, Series WALG may cease to qualify as a REIT.

We believe that certain Series WALG subsidiaries qualify as disregarded entities or partnerships for U.S. federal income tax purposes. As disregarded entities or partnerships for U.S. federal income tax purposes, such Series WALG subsidiaries

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will not be subject to U.S. federal income tax on their income. Instead, in the case of a Series WALG subsidiary treated as a partnership for U.S. federal income tax purposes, each of the applicable Series WALG subsidiary’s partners, including Series WALG, will be required to include in its income its allocable share of the applicable Series WALG subsidiary’s income. No assurance can be provided, however, that the IRS will not challenge such Series WALG subsidiary’s status as a disregarded entity or partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating any such Series WALG subsidiary as a corporation for U.S. federal income tax purposes, Series WALG would fail to meet the gross income tests and could fail certain of the asset tests applicable to REITs. As a result, Series WALG could cease to qualify as a REIT and the applicable Series WALG subsidiary would become subject to U.S. federal income tax and may become subject to state and local income tax. The payment by such Series WALG subsidiary of income tax would significantly reduce the amount of cash available to such Series WALG subsidiary to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including Series WALG.

Complying with the REIT requirements may affect Series WALG’s profitability and may force Series WALG to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, Series WALG must continually satisfy tests concerning, among other things, the nature and diversification of assets, the sources of income and the amounts distributed to holders of ROX Series WALG ETPs. Series WALG may be required to liquidate or forgo otherwise attractive investments to satisfy the asset and income tests or to qualify under certain statutory relief provisions. Series WALG also may be required to make distributions to holders of ROX Series WALG ETPs at disadvantageous times or when Series WALG does not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause Series WALG: to sell assets in adverse market conditions; to borrow on unfavorable terms; or to distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could materially and adversely affect Series WALG. Moreover, if Series WALG is compelled to liquidate its investments to meet any of these asset, income or distribution tests, or to repay obligations to its lenders, Series WALG may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

Series WALG may be forced to borrow funds to maintain its REIT status, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause Series WALG to curtail its investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect Series WALG.

To qualify as a REIT, Series WALG generally must distribute to holders or ROX Series WALG ETPs, at least 90% of its REIT taxable income each year, determined without regard to the dividends paid deduction and excluding any net capital gains, and Series WALG will be subject to U.S. federal corporate income taxes on its undistributed taxable income to the extent that it distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, each year. In addition, Series WALG will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by the Series in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. To maintain REIT status and avoid the payment of income and excise taxes, Series WALG may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Series WALG’ access to third-party sources of capital depends on a number of factors, including the market’s perception of Series WALG’ growth potential, its current debt levels, the market price of ROX Series WALG ETPs and Series WALG’s current and potential future earnings. We cannot assure you that Series WALG will have access to such capital on favorable terms at the desired times, or at all, which may cause Series WALG to curtail its investment activities and/or to dispose of assets at inopportune times, and could materially and adversely affect its financial condition, results of operations, cash flow, cash available for distributions to holders of ROX Series WALG ETPs and per share trading price of ROX Series WALG ETPs.

Ownership of taxable REIT subsidiaries, each referred to as a TRS, is subject to certain restrictions, and Series WALG will be required to pay a 100% penalty tax on certain income or deductions if its transactions with its TRSs are not conducted on arm’s length terms.

Series WALG may own securities in TRSs. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular

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C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of the value of Series WALG’s total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test, and not more than 20% of the value of Series WALG’s total assets may be represented by securities of TRSs. We anticipate that the aggregate value of the stock and securities of any TRS and other nonqualifying assets that Series WALG would own will be less than 25% (or 20%, as applicable) of the value of Series WALG’s total assets, and Series WALG will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, ROX GP intends to structure Series WALG’s transactions with any TRSs that Series WALG owns to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that Series WALG will be able to comply with the above limitations or to avoid application of the 100% excise tax discussed above.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of ROX Series WALG ETPs.

Dividends treated as “qualified dividend income” payable to U.S. stockholders that are individuals, trusts and estates are generally subject to tax at preferential rates, currently at a maximum federal rate of 20%. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates applicable to qualified dividend income. U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per ETP trading price of ROX Series WALG ETPs.

The tax imposed on REITs engaging in “prohibited transactions” may limit Series WALG’s ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although Series WALG does not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of Series WALG’s business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with Series WALG’s characterization of its properties or that Series WALG will always be able to make use of the available safe harbors.

The ability of ROX GP to revoke the REIT election of Series WALG without the approval of holders or ROX Series WALG ETPs may cause adverse consequences to such holders.

Our partnership agreement provides that ROX GP may revoke or otherwise terminate the REIT election of Series WALG, without the approval of holders or ROX Series WALG ETPs, if ROX GP determines that it is no longer in the best interest of Series WALG to continue to qualify as a REIT. If Series WALG ceases to qualify as a REIT, it would become subject to U.S. federal income tax on its net taxable income and it generally would no longer be required to distribute any of its net taxable income to holders or ROX Series WALG ETPs.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. Series WALG and holders of ROX Series WALG ETPs could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

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General Risk Factors

We are a newly formed entity and are subject to the risks of any newly established business enterprise, and we may not be able to successfully operate as a public company going forward.

As a newly formed business entity, we are subject to the risks of any newly established business enterprise. We cannot assure you that we will be able to successfully operate ROX LP as a publicly traded entity, including the requirements to timely meet disclosure requirements of the SEC, and comply with the Sarbanes-Oxley Act of 2002, as amended. Upon the completion of this offering, we will be required to develop and implement control systems and procedures to satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with the NYSE listing standards, and this offering and the concurrent offerings could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a public entity could materially and adversely affect us. In addition, we may not be able to effectively manage our anticipated growth, including in connection with any additional Series we expect to establish in the future, any of which could have a material adverse effect on us and Series WALG.

Operational risks, including those associated with cyber security threats, may disrupt our businesses, result in losses or limit Series WALG’s growth.

Series WALG will rely heavily on the financial, technology, accounting, information and other data processing systems of us, ROX GP and RPS Securities and their affiliates. We, ROX GP, RPS Securities, their affiliates and Series WALG face various security threats on a regular basis, including ongoing cyber security threats to and attacks on its information technology infrastructure that are intended to gain access to its proprietary information, destroy data or disable, degrade or sabotage its systems. These security threats could originate from a wide variety of sources, including unknown third parties, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our information technology networks and related systems.

The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Such attacks may target us, ROX GP, RPS Securities, their affiliates or Series WALG because they may hold a significant amount of confidential and sensitive information, about investments, investors, each property and potential investments. As a result, we, ROX GP, RPS Securities, their affiliates and Series WALG may face a heightened risk of a security breach or disruption with respect to this information resulting from an attack by computer hackers, foreign governments, cyber extortionists or cyber terrorists. If successful, these types of attacks on our systems or the systems of ROX GP, RPS Securities or their affiliates could, among other things:

•

result in unauthorized access to, destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours, ROX GP, RPS Securities or others, including personally identifiable and account information that could be used for competitive disruptive, destructive or otherwise harmful purposes and outcomes;

•	result in unauthorized access to or changes to our financial accounting and reporting systems and related data;
•	result in the theft of funds;
•	result in the inability to maintain building systems relied on by tenants;
•	require significant management attention and resources to remedy any damage that results;
•

subject us, ROX GP, RPS Securities, their affiliates or Series WALG to regulatory penalties or claims for breach of contract, damages, credits, penalties or terminations of leases or other agreements; or

•	damage our reputation among tenants and investors.

There can be no assurance that the various procedures and controls we, ROX GP, RPS Securities or their affiliates use to mitigate these threats will be sufficient to prevent disruptions to their systems, especially because the cyber-attack techniques used change frequently or are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, Series WALG could suffer substantial financial loss, increased costs, a disruption of its businesses, liability to its

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funds and holders of ROX Series WALG ETPs, regulatory intervention or reputational damage. The costs related to these cyber or other security threats or disruptions may not be fully insured or indemnified by other means.

Failure to maintain the security of information and technology networks, including personally identifiable employee and investor information, intellectual property and proprietary business information could have a material adverse effect on us and Series WALG.

We, ROX GP, RPS Securities, their affiliates and Series WALG are subject to various risks and costs associated with the collection, handling, storage and transmission of sensitive information, including those related to compliance with U.S. and foreign data collection and privacy laws and other contractual obligations, as well as those associated with the compromise of the systems collecting that information. In the ordinary course of business, we, ROX GP, RPS Securities, their affiliates and Series WALG collect and store sensitive data, including proprietary business information and intellectual property, and personally identifiable information in data centers and on networks. The secure processing, maintenance and transmission of this information are critical to our operations and that of ROX GP, RPS Securities, their affiliates and Series WALG. There can be no assurance that investments to ensure integrity of these systems or actions to safeguard against failures or security breaches will provide protection. In addition, ROX GP, its affiliates and their employees may be the target of fraudulent emails or other targeted attempts to gain unauthorized access to proprietary or sensitive information. A significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of investor, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us, ROX GP, RPS Securities, their affiliates or Series WALG by the U.S. federal and state governments, or other jurisdictions or by various regulatory organizations or exchanges. Such an event could additionally disrupt Series WALG’s operations, damage our reputation or that of ROX GP, RPS Securities, their affiliates or Series WALG, result in a loss of a competitive advantage, impact our or Series WALG’s ability to provide timely and accurate financial data, and cause a loss of confidence in our services and financial reporting, which could materially adversely affect us and Series WALG.

Third-party expectations relating to environmental, social and governance factors may impose additional costs and expose us and Series WALG to new risks.

There is an increasing focus from certain investors and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in Series WALG if they believe our or Series WALG’s policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards. In addition, the criteria by which companies’ corporate responsibility practices are assessed are evolving, which could result in greater expectations of us and Series WALG and cause us or Series WALG to undertake costly initiatives to satisfy such new criteria. Alternatively, if we or Series WALG elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third-party provider, some investors may conclude that our or Series WALG’s policies with respect to corporate responsibility are inadequate. We or series WALG may face reputational damage in the event that our or Series WALG’s corporate responsibility procedures or standards do not meet the standards set by various constituencies. Furthermore, if our or Series WALG’s competitors’ corporate responsibility performance is perceived to be greater than ours or Series WALG, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we or Series WALG communicate certain initiatives and goals regarding environmental, social and governance matters, we or Series WALG could fail, or be perceived to fail, in our or Series WALG’s achievement of such initiatives or goals, or we or Series WALG could be criticized for the scope of such initiatives or goals. If we or Series WALG fail to satisfy the expectations of investors, tenants and other stakeholders or our or Series WALG’s initiatives are not executed as planned, our and Series WALG’s reputation and financial results could be adversely affected.

We do not know whether an active, liquid and orderly trading market will develop for ROX Series WALG ETPs or what the market price of ROX Series WALG ETPs will be and as a result it may be difficult for you to sell ROX Series WALG ETPs.

Prior to this offering, there has been no market for ROX Series WALG ETPs, and an active trading market of ROX Series WALG ETPs may never develop or be sustained. Additionally, the market value of ROX Series WALG ETPs may decrease from the public offering price. As a result of these and other factors, you may be unable to resell ROX Series WALG ETPs at or above the public offering price. The lack of an active market may impair your ability to sell ROX Series WALG ETPs at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of ROX Series WALG ETPs. The market price of ROX Series WALG ETPs may be volatile, and you could lose all or part of your investment. Broad market and industry factors may negatively affect the

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market price of ROX Series WALG ETPs, regardless of Series WALG’s actual operating performance. The realization of any of these risks could have a dramatic and material adverse impact on the market price of ROX Series WALG ETPs.

All net proceeds in excess of applicable expenses will be paid to the seller of the Series WALG Property, which will cause investors in this offering to be diluted.

The Series WALG subsidiary’s agreement with the seller of the Series WALG property requires the Series WALG subsidiary to pay any net proceeds in excess of applicable expenses from this offering to the seller of the Series WALG property. As a result, a larger offering size will simply mean that the Series WALG subsidiary will pay more for the Series WALG property rather than the proceeds being used for some other purpose. This arrangement will cause immediate and potentially substantial dilution to purchasers of ROX WALG ETPs in this offering.

Future issuances of ROX Series WALG ETPs may have an adverse effect on the trading price of ROX Series WALG ETPs.

We cannot predict the effect, if any, of future sales of ROX Series WALG ETPs on the market price of ROX Series WALG ETPs. Sales of substantial amounts of ROX Series WALG ETPs or the perception that such sales could occur may adversely affect the prevailing market price for ROX Series WALG ETPs. We may issue additional ROX Series WALG ETPs in subsequent public offerings or private placements to make new investments or for other purposes. We are not required to offer any ROX Series WALG ETPs (or any other ETPs) to existing holders of ROX Series WALG ETPs on a preemptive basis. Therefore, it may not be possible for existing holders of ROX Series WALG ETPs to participate in such future ETP issuances, which may dilute the existing interests of holders of ROX Series WALG ETPs in Series WALG.

Future offerings of debt or equity securities ranking senior to ROX Series WALG ETPs may limit the operating and financial flexibility of Series WALG and may adversely affect the market price of ROX Series WALG ETPs.

If we decide to issue debt or equity securities of Series WALG in the future ranking senior to ROX Series WALG ETPs or Series WALG otherwise incurs indebtedness, it is possible that these securities or indebtedness will be governed by an indenture or other instrument containing covenants restricting the operating flexibility of Series WALG and limiting its ability to make distributions to the holders of ROX Series WALG ETPs. Additionally, any convertible or exchangeable securities of Series WALG that we issue in the future may have rights, preferences and privileges, including with respect to distributions, more favorable than those of ROX Series WALG ETPs and may result in dilution to owners of ROX Series WALG ETPs. Because our decision to issue debt or equity securities of Series WALG in any future offering or otherwise incur indebtedness of Series WALG will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of future offerings or financings by or related to Series WALG, any of which could reduce the market price of Series WALG and dilute the value of ROX Series WALG ETPs.

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FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Use of Proceeds,”  “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Property,” “Distribution Policy” and elsewhere in this prospectus constitute forward-looking statements. These forward-looking statements are based on our beliefs, assumptions and expectations of the future performance of ROX LP, Series WALG and ROX Series WALG ETPs, taking into account information currently available to us as of the date of this prospectus. In some cases, you can identify forward‑looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology. Statements regarding the following subjects, among others, are forward-looking by their nature:

•	use of proceeds of this offering;
•	the ability of Series WALG to complete the acquisition of the Series WALG property on the anticipated timeline or at all;
•	ROX LP’s and Series WALG’s business strategy;
•	Series WALG’s expected leverage;
•	Series WALG’s and the Series WALG subsidiary’s ability to obtain future financing arrangements, if needed;
•	estimates or statements relating to, and Series WALG’s ability to make, future distributions;
•	Series WALG’s ability to compete in the marketplace;
•	market, industry and economic trends; and
•	Series WALG’s ability to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes.

Our beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If any such change occurs, the business, financial condition, liquidity, results of operations and prospects of ROX LP or Series WALG, the ability of Series WALG to satisfy its debt service obligations (if any), the ability of Series WALG to make cash distributions to the holders of ROX Series WALG ETPs and the market price of ROX Series WALG ETPs may vary materially from those expressed in, or implied by, our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to ROX Series WALG ETPs, along with, among others, the following factors that could cause actual results to vary from our forward-looking statements:

•	the factors referenced in this prospectus, including those set forth under “Risk Factors” and “Business and Property;”
•	our ability to successfully operate the Series WALG property and generate sufficient operating cash flows to make and sustain distributions to holders of ROX Series WALG ETPs;
•	the ability of RPS Securities to adequately provide advisory services to us;
•	general volatility of the capital markets;
•	defaults on or non-renewal of the lease by the Series WALG tenant and Series WALG’s ability to re-lease the Series WALG property at or above current market rates;
•	adverse economic or real estate conditions generally, and specifically, in the State of Florida;
•	risks associated with an investment in real estate assets, which are illiquid, and with trends in the real estate industry;
•	costs to comply with government regulations, including environmental remediations;
•	potential losses that may not be covered by insurance;

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•	changes in Series WALG’s investment objectives and business strategy;
•	our dependence on RPS Securities and our ability to find a suitable replacement if RPS Securities were to terminate the applicable agreement related to Series WALG;
•	limitations on Series WALG’s business due to the REIT qualification requirements; and
•	the degree and nature of competition related to Series WALG or the Series WALG property.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not rely on these forward-looking statements, which apply only as of the date of this prospectus. We are not obligated, and do not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws.

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USE OF PROCEEDS

We estimate that the aggregate net proceeds from this offering, after deducting the underwriting discounts and commissions payable by Series WALG, will be approximately $81.5 million, based on an assumed initial public offering price of $      per ROX Series WALG ETP, which is the price required to fund the acquisition of the Series WALG property and the related items set forth below.

•	$79.0 million to acquire the Series WALG property from the current owner, subject to closing pro-rations and adjustments;
•	approximately $150,000 of cash reserves related to Series WALG;
•	approximately $670,000 of real estate transaction costs related to the acquisition of the Series WALG property, including reimbursements to ROX Parent;
•	approximately $ million of a transaction and expense fee to RPS Securities.

Any excess net proceeds due to a higher price per ROX Series WALG ETP, after deducting the transaction and expense fee to RPS Securities applicable to such excess, will be paid to the current owner of the Series WALG property as additional purchase price consideration. For additional information regarding the reimbursements to ROX Parent, please see “Certain Relationships and Related Party Transactions.

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DISTRIBUTION POLICY

We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on               , 2021, based on a distribution rate of $       per ROX Series WALG ETP for a full quarter. On an annualized basis, this would be $       per ROX Series WALG ETP, or an annualized distribution rate of approximately        % based on the price required to fund the acquisition of the Series WALG property. We estimate that this initial annual distribution rate will represent approximately      % of Series WALG’s estimated cash available for distribution to holders of ROX Series WALG ETPs for the twelve months ending                  ,                . Our intended initial annual distribution rate has been established based on Series WALG’s estimate of cash available for distribution for the twelve months ending               ,           , which we have calculated based on adjustments to Series WALG’s pro forma net income for the twelve months ended                  ,            . This estimate was based on Series WALG’s pro forma operating results and does not take into account its long-term business and growth strategies, nor does it take into account any unanticipated expenditures it may have to make or any financings for such expenditures. In estimating Series WALG’s cash available for distribution for the twelve months ending          ,          , we have made certain assumptions as reflected in the table and footnotes below.

Because we have made the assumptions described herein in estimating Series WALG’s cash available for distribution, we do not intend this estimate to be a projection or forecast of Series WALG’s actual results of operations, liquidity or financial condition, and we have estimated Series WALG’s cash available for distribution for the sole purpose of determining its estimated initial annual distribution amount. Our estimate of Series WALG’s cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of Series WALG’s liquidity or its ability to make distributions. In addition, the methodology upon which we made the adjustments described herein is not necessarily intended to be a basis for determining future distributions.

We intend to maintain Series WALG’s initial distribution rate for the 12 months following the completion of this offering unless its results of operations, liquidity, cash flows, financial condition, prospects, economic conditions or other factors differ materially from the assumptions used in projecting Series WALG’s initial distribution rate. We believe that our estimate of Series WALG’s cash available for distribution constitutes a reasonable basis for setting the initial distribution rate. However, we cannot assure you that our estimate will prove accurate, and actual distributions may therefore be significantly below the expected distributions. Series WALG’s actual results of operations will be affected by a number of factors, including the revenue received from the Series WALG property, Series WALG’s operating expenses, interest expense (if any) and unanticipated capital expenditures. Series WALG may, from time to time, be required, or elect, to incur debt or otherwise to pay distributions.

We cannot assure you that Series WALG’s estimated distributions will be made or sustained or that ROX GP will not change its distribution policy in the future. Any distributions will be at the sole discretion of ROX GP, and their form, timing and amount, if any, will depend upon a number of factors, including Series WALG’s actual and projected results of operations, liquidity, cash flows and financial condition, the revenue Series WALG actually receives from the Series WALG property, Series WALG’s operating expenses, its debt service requirements (if any), its capital expenditures, prohibitions and other limitations under its financing arrangements (if any), its REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as ROX GP deems relevant. For more information regarding risk factors that could materially and adversely affect Series WALG and its ability to make cash distributions, please see “Risk Factors.” If Series WALG’s operations do not generate sufficient cash flow to enable it to pay our intended or required distributions, Series WALG may be required either to fund distributions from working capital, incur debt or raise equity or to reduce such distributions.

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay tax at the corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “U.S. Federal Income Tax Considerations.” We anticipate that Series WALG’s estimated cash available for distribution will be sufficient to enable it to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, Series WALG may be required to make distributions in excess of cash available for distribution to meet these distribution requirements or to avoid or minimize the imposition of tax and Series WALG may need to borrow funds to make certain distributions.

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The following table sets forth calculations relating to the estimated initial distribution based on Series WALG’s pro forma net income for the twelve months ended                 ,       and is provided solely for the purpose of illustrating the estimated initial distribution and is not intended to be a basis for determining future distributions. Dollar amounts are in thousands except per ROX Series WALG ETP amounts.

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CAPITALIZATION

The following table sets forth Series WALG’s actual capitalization at December 31, 2020, and its pro forma capitalization as of December 31, 2020, after giving effect to this offering, the acquisition of the Series WALG property and the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus, based on an initial public offering price of $       per ROX Series WALG ETP. This table should be read in conjunction with the sections entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Series WALG’s historical and pro forma financial statements and related notes included elsewhere in this prospectus.

	December 31, 2020
	Actual	Pro Forma (1)

Total debt	$—	$—
1 ROX Series WALG ETP outstanding, actual, and ROX Series WALG ETPs outstanding, pro forma	100	—
Total equity	100	—
Total capitalization	$100	$—

(1)

ROX Parent currently holds one ROX Series WALG ETP in Series WALG for which it made a capital contribution of $100. Upon the completion of this offering, Series WALG shall redeem that ETP from ROX Parent for the original capital contribution of $100.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion pertains to the financial condition, results of operations and liquidity of Series WALG. ROX Financial LP has no business operations other than those of any Series. On a combined basis, ROX Financial LP has no business operations during the period from its inception on January 15, 2020 through December 31, 2020. This discussion should be read together with “Business and Property,” the pro forma consolidated financial statements and the historical consolidated balance sheet, including the related notes to each of these financial statements, of Series WALG that are included elsewhere in this prospectus. Where appropriate, this discussion includes the effects of the completion of the acquisition of the Series WALG property, the completion of this offering and the use of the net proceeds therefrom. This discussion also contains forward-looking statements based upon current expectations that involve risks and uncertainties. The actual results of Series WALG may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under “Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Overview

ROX Financial LP

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. Each Series is intended to be a permanent capital vehicle, and we expect each Series to be independently listed on a national stock exchange. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

Concurrently with this offering, we are conducting ETP offerings of two other Series, or the concurrent offerings. Each of the three Series will indirectly own a stabilized, income-generating property located in a primary market and subject to a long-term lease with a single investment-grade credit tenant that provides for periodic contractual rental escalations with a single investment-grade credit tenant. The closing of each offering and the acquisition of the related Series property are independent and are not conditioned on the closing of any other offering or acquisition.

Series WALG

This prospectus relates to the initial offering of ROX Series WALG ETPs. On November 19, 2020, Series WALG was created for the purpose of acquiring the Series WALG property. Additionally, on November 19, 2020, ROX WALG Miami FL LLC, a wholly-owned subsidiary of Series WALG, entered into a definitive agreement to purchase the Series WALG property. The Series WALG property is the air space associated with the retail condominium located on the street level of the Hotel Complex. The Series WALG property is fully leased to the Series WALG tenant under a triple net lease that commenced on May 24, 2015 and has an initial lease expiration date of May 31, 2090, with tenant termination options starting May 31, 2040. As of December 31, 2020, the Series WALG tenant was rated BBB- by Standard & Poor’s and Baa2 by Moody’s. However, the Series WALG tenant’s credit rating is not a recommendation to buy, sell or hold any ROX Series WALG ETPs and may be subject to revision or withdrawal at any time.  The acquisition of the Series WALG property by the Series WALG subsidiary is subject to the completion of this offering and customary closing conditions.

Series WALG will derive substantially all of its revenues from rents received from the Series WALG lease. Minimum scheduled rent payments due under the Series WALG lease for the first year of the lease are $3,550,000. Pursuant to the terms of the Series WALG lease, rent payments escalate by 10% every ten years over the remaining lease term with the first escalation occurring on June 1, 2025. Series WALG will begin recognizing revenues related to the Series WALG lease upon the closing of the Series WALG property acquisition. The Series WALG property will be the sole property of Series WALG upon the closing of this offering.

Results of Operations

Series WALG

During the period from November 19, 2020 through the date of this prospectus, Series WALG had no operations. Operations will commence upon the concurrent completion of this offering and the acquisition of the Series WALG property.

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Series WALG Property

The table below presents the revenues and certain operating expenses of the Series WALG property for the years ended December 31, 2020 and 2019. This information is derived from the audited statement of revenues and certain operating expenses of the Series WALG property for the years ended December 31, 2020 and 2019, which were prepared for the purposes of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act and are included elsewhere in this prospectus.

	Years Ended December 31,
	2020	2019

Rental revenues	$3,850,048	$3,850,048
Certain operating expenses	9,700	9,700
Total rental revenues in excess of certain operating expenses	$3,840,348	$3,840,348

As indicated in the table above, there was no change in operating results of the Series WALG property for the year ended December 31, 2020 as compared to the year ended December 31, 2019.

The discussion above is presented for informational purposes only and should be read in conjunction with Series WALG’s historical and pro forma financial statements and related notes thereto included elsewhere in this prospectus.

COVID-19 Pandemic

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, have already had a significant adverse impact on economic and market conditions around the world, including the United States and Florida, where the Series WALG property is located. The impact of the COVID-19 pandemic continues to evolve. Florida initially reacted to the COVID-19 pandemic by instituting quarantines, restrictions on travel, “shelter in place” rules, stay-at-home orders, density limitations, social distancing measures, and restrictions on types of business that may continue to operate. Although some state governments and other authorities were in varying stages of lifting or modifying some of these measures, Florida has generally been forced to reinstitute these measures and may, in the future, impose new, more restrictive measures, if the risks, or the perception of the risks, related to the COVID-19 pandemic worsen at any time. Furthermore, although in certain cases, exceptions are available for essential retail, research and laboratory activities and essential building services, such as cleaning and maintenance, there can be no assurance that such exceptions will enable us to avoid adverse impacts on us or Series WALG. In addition, there can be no assurance as to how long restrictions intended to prevent the spread of COVID-19 may remain in place, and even if such restrictions are lifted, they may be reinstituted at a later date.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic or restrictions intended to prevent its spread. Nevertheless, the ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, and the current financial, economic and capital markets environment and future developments in these and other areas present material risks and uncertainties and could also have a material adverse effect on us and Series WALG. Please see “Risk Factors— The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, could have a material adverse effect on us and Series WALG.”

Critical Accounting Policies

ROX LP, as an emerging growth company, has elected to use the extended transition period that allows us and Series WALG to defer compliance with new or revised accounting standards. This allows ROX LP and Series WALG to adopt new or revised accounting standards as of the effective date for nonpublic business entities. In certain circumstances, ROX LP and Series WALG may early adopt the standards if allowed. The accounting policies of ROX LP and Series WALG are the same. It is Series WALG’s policy to evaluate the impact of new accounting standards for application to its business, financial condition, results of operations and cash flows as they become known.

The accounting policies of Series WALG are determined in accordance with generally accepted accounting principles, or GAAP. The preparation of its consolidated financial statements requires management to make estimates and assumptions that are subjective in nature and, as a result, the actual results could differ materially from the estimates. A summary of significant accounting policies and procedures are included in “Note 2 - Significant Accounting Policies” contained in the consolidated financial statements of Series WALG, which relate to the period prior to the commencement of its business operations.

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Series WALG believes the critical accounting policies described below, among others, will require management to make significant estimates and assumptions used in the preparation of its consolidated financial statements upon the commencement of its business operations.

Investments in Real Estate

Investments in real estate are carried at cost less accumulated depreciation and impairment losses, if any. The cost of investments in real estate reflects their purchase price. It is Series WALG’s policy to depreciate land improvements over 15 years, buildings over 40 years and building improvements over 15 years. Lease incentives, in-place leases, above-market and below-market leases, and tenant improvements are amortized over the remaining initial lease term of the acquired lease. Amortization of in-place leases is recorded as amortization expense and amortization of above-market and below-market leases is recorded as an increase or decrease to rental revenues in the consolidated statement of operations. In the event that a tenant terminates an acquired lease prior to its expiration, the unamortized portion of the related intangible assets and liabilities is accelerated over the shortened lease period. Maintenance and repairs are expensed as incurred and major improvements are capitalized when they extend the useful life or improve the productive capacity of the property.

Series WALG will evaluate each property acquisition to determine whether it should be accounted for as an asset acquisition or a business combination. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, then the transaction is considered to be an asset acquisition. Series WALG intends for the acquisition of the Series WALG property to be accounted for as an asset acquisition.

The purchase price of an acquired property accounted for as an asset acquisition will be allocated to tangible assets and intangible assets and liabilities based on their relative fair values. Tangible assets generally include land, land improvements and buildings. Intangible assets may include the value of acquired in-place leases, above-market and below-market leases, and other identifiable intangible assets based on specific lease or property characteristics. Transaction costs incurred in connection with an asset acquisition are capitalized and included as part of the purchase price.

The fair value of tangible assets of an acquired property will be determined by valuing the property as if it were vacant utilizing a number of sources, including real estate valuations prepared by independent valuation firms. Management also considers information and other factors including market conditions, the industry that the tenant operates in, characteristics of the real estate, such as location, size, demographics, value and comparative rental rates, tenant and/or guarantor credit profile and the importance of the location of the real estate to the operations of the tenant’s business. Management’s assessment of a tenant’s and/or guarantor’s credit profile includes, when available, reviews of reports and filings (including public credit ratings, financial statements and debt and equity analyst reports), corporate credit spreads, stock prices, market capitalization and other financial metrics.  Series WALG also uses the information obtained as a result of the pre-acquisition due diligence to evaluate potential asset retirement obligations and, when necessary, will record an asset retirement obligation as part of the purchase price allocation.

The estimated fair value of an acquired in-place lease equals the costs that would have been incurred to lease the property to its occupancy level at the date of acquisition. The in-place lease is amortized as of the date of acquisition over the remaining initial noncancellable term of the lease to amortization expense. Acquired above-market and below-market lease values are amortized based on their present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and management’s estimate of the fair market value lease rate at the time of acquisition.

Impairment of Long-Lived Assets

Long-lived assets of Series WALG generally consist of the tangible and intangible assets associated with its real estate investment. Long-lived assets to be held and used are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If, and when, such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. Such cash flows include expected future operating income, as adjusted for trends and prospects, as well as the effects of demand, competition and other factors. An impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. A significant judgment is made as to if and when impairment should be taken. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Assumptions and estimates used in the recoverability analyses for future cash flows, discount rates and capitalization rates are complex and subjective. In evaluating long-lived assets for recoverability, management considers current market conditions, as well as its intentions with respect to holding or disposing of the asset. Management’s intentions with regard to

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the underlying assets might change as market conditions change, as well as due to other factors. The valuation of impaired assets is determined using generally accepted valuation techniques, including discounted cash flow analysis, income capitalization, analysis of recent comparable sales transactions, actual sales negotiations, and purchase offers received from third parties. A single valuation technique or multiple valuation techniques, as appropriate, may be used when estimating the fair value of real estate. Changes in economic and operating conditions or management’s intentions with regard to holding or disposing of the asset that occur subsequent to an impairment analyses could impact the assumptions used and results of future impairment analysis.

Revenue Recognition

The rental revenues of Series WALG will be substantially derived from the rent received from the Series WALG tenant. The Series WALG lease is expected to be classified as an operating lease. Series WALG’s revenue recognition policy is to recognize minimum base rents on a straight-line basis over the noncancelable term of the Series WALG lease when collection of the lease payment is probable. The difference in rent received and the amount of rental revenue recognized on a straight-line basis is recorded as a tenant receivable or prepaid rent liability in the consolidated balance sheet. Capitalized above-market and below-market lease values resulting from the acquisition of the property are amortized as a decrease or increase, respectively, to rental income over the estimated period the tenant is expected to be leasing the property. Accurately estimating the term of the tenant lease is critical to the amount of revenue recognized and to the valuation of the tenant receivable or prepaid rent liability. Management also takes into account whether the collectability of rent is reasonably assured in determining the amount of straight-line rent to record. Any lease payments received from the tenant in advance of their due dates are deferred and recognized as a liability in the consolidated balance sheet.

The Series WALG lease agreement contains provisions requiring the Series WALG tenant to assume responsibility for operating costs of the property, including but not limited to property taxes, property insurance, common area maintenance, utilities and other third-party maintenance expenses. Under Accounting Standards Codification 842, Leases, or ASC 842, Series WALG elected the practical expedient upon adoption at its inception on November 19, 2020 to combine common area maintenance, utilities and other recoveries from the tenant, which each meet the definition of non-lease components, with rental revenues because the recognition pattern of these non-lease components, which are not the predominant components of the lease, is the same as the lease component. The revenues related to non-lease components are recognized in the same period as the related expenses are incurred. Recoveries from the tenant related to property taxes and property insurance costs are not considered components of a lease and therefore no financial consideration from a lease is allocated to these expense reimbursements because they do not result in the transfer of a good or service to a tenant. Series WALG records operating expenses related to the Series WALG property on a net basis in the Series WALG consolidated statement of operations when the tenant pays these costs directly to the third-party. Operating expenses that are paid by the Series WALG property that are subject to recovery from the Series WALG tenant pursuant to the Series WALG lease are recorded on a gross basis in the Series WALG consolidated statement of operations. Rental revenues associated with recoveries from the Series WALG tenant are considered variable lease income and therefore are not included in the calculation of straight-line rent. Such amounts are recognized as income when the amounts are earned.

To limit counterparty credit risk, we will typically seek to enter into leases with tenants with favorable credit ratings.  However, we will regularly assess the collectability of tenant receivables by, among other things, evaluating the tenant’s payment history, changes in the tenant’s and/or guarantor’s credit profile, changes in the business performance at the property and new market developments and relevant current economic factors.  As noted above, management’s assessment of a tenant’s and/or guarantor’s credit profile includes, when available, reviews of reports and filings (including public credit ratings, financial statements and debt and equity analyst reports), corporate credit spreads, stock prices, market capitalization and other financial metrics. If the probability of collection of rental income is reassessed during the lease term and no longer deemed probable, rental revenues for the tenant cease to be accounted for on a straight-line basis. In the period in which collectability is assessed and deemed unlikely, rental revenues for the specific tenant are recorded on a cash basis for this period and for future periods until either the lease expires, otherwise terminates or the circumstances negatively impacting the probability of collection are relieved. In addition, any related tenant receivables and accrued straight-line rent receivable are reversed in the period in which collectability is assessed and deemed unlikely and any future collection of these amounts is also recognized on a cash basis.

Leases

Under ASC 842, a lessor lease is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the tenant at the end of the lease term, (ii) the tenant has a purchase option that is reasonably expected to be exercised, (iii) the lease term is for a major part of the economic life of the leased property, (iv) the present value of the future lease payments and any residual value guaranteed by the tenant that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the leased property, and (v) the leased property is of such a specialized nature

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that it is expected to have no future alternative use at the end of the lease term. If one or more of these criteria are met, the lease will generally be classified as a sales-type lease, unless the lease contains a residual value guarantee from a third party other than the tenant, in which case it would be classified as a direct financing lease under certain circumstances in accordance with ASC 842. The acquired in-place Series WALG lease at the Series WALG property has an initial lease expiration date of May 31, 2090, with tenant termination options starting May 31, 2040, and is expected to be classified as an operating lease.

Offering Costs

In connection with this offering of ROX Series WALG ETPs, affiliates of Series WALG have or will incur legal, accounting, and related costs that will be paid by RPS Securities and its affiliates, a related party advisory services provider.  RPS Securities and its affiliates are solely responsible for bearing these offering costs in accordance with the services agreement. For bearing these offering costs, RPS Securities receives a transaction and expense fee from Series WALG that is solely contingent upon the completion of the offering. This fee will be capitalized and recorded as a reduction of partners’ capital on the consolidated balance sheet of Series WALG.

Underwriting Discounts and Commissions

In connection with this offering, Series WALG will incur underwriting discounts and commissions, which will be paid by Series WALG.  Such costs will be deducted from the proceeds of this offering when it is consummated and recorded as a reduction of partners’ capital on the consolidated balance sheet of Series WALG.

Income Taxes

Series WALG intends to elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. Series WALG believes that it has been established and intends to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT commencing with such taxable year. To qualify as a REIT, Series WALG must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series WALG ETPs. If Series WALG fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series WALG qualifies for taxation as a REIT, Series WALG may be subject to certain U.S. federal, state and local taxes on its income or property. For additional information on income taxes, please see “U.S. Federal Income Tax Considerations.”

Liquidity and Capital Resources

We estimate that the net proceeds from this offering, after deducting the underwriting discounts and commissions payable by Series WALG, will be approximately $81.5 million based on an assumed initial public offering price of $       per ROX Series WALG ETP. We are dependent upon the net proceeds from this offering to acquire the Series WALG property and to pay the related transaction and advisory fees associated with this acquisition. If this offering is unsuccessful, the Series WALG property will not be acquired.

Series WALG’s short-term liquidity requirements following the completion of this offering will primarily consist of operating expenses and other expenditures directly associated with its investment in real estate property. In addition, Series WALG will require funds for future distributions expected to be paid to the holders of ROX Series WALG ETPs following completion of this offering. Series WALG intends to satisfy its short-term liquidity requirements through cash reserves from this offering and cash flow generated from the rental revenues associated with the Series WALG lease. The Series WALG lease, which is with a single tenant for 100% of the property, commenced on May 24, 2015 and will expire on May 31, 2090, with tenant termination options starting May 31, 2040. Annualized base rent payments due under the Series WALG lease for the year 2021 are  $3,550,000. Pursuant to the terms of the Series WALG lease, rent payments escalate by 10% every ten years over the remaining lease term with the first escalation occurring on June 1, 2025.

Series WALG’s long-term liquidity requirements will primarily consist of property maintenance and capital improvement costs.

To achieve and maintain Series WALG’s qualification as a REIT, Series WALG must make distributions to the ROX Series WALG ETP holders aggregating annually at least 90% of Series WALG’s REIT taxable income excluding capital gains. As a result of this requirement, Series WALG cannot rely on retained earnings to fund its business needs to the same

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extent as other entities that are not REITs. If Series WALG does not have sufficient funds from its operations to fund its business needs, Series WALG will need to find alternative ways to fund those needs. Such alternatives may include incurring indebtedness or issuing equity securities in public or private transactions, the availability and attractiveness of the terms of which cannot be assured.

As of December 31, 2020, Series WALG had $100 of cash resulting from the initial investment from ROX Parent to Series WALG in exchange for one ETP of Series WALG issued to ROX Parent. We believe that following the completion of this offering, Series WALG will have access to sufficient capital to meet its capital needs for the foreseeable future.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the first or second annual report on Form 10-K. Only in the event that we are deemed to be a large-accelerated filer or an accelerated filer and no longer an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements. Prior to the closing of this offering, we will not have completed an assessment of our internal controls, nor will our auditors have tested our systems.

Related Party Transactions

We have entered into an agreement with RPS Securities whereby Series WALG will pay certain fees for management and advisory services. We have also entered into a license agreement with ROX Parent to receive a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property. Please see “Certain Relationships and Related Party Transactions,” “Services Agreement with RPS Securities” and “License Agreement with ROX Parent.”

Off-Balance Sheet Arrangements, Commitments, Contractual Obligations and Quarterly Results

As of December 31, 2020, Series WALG did not have any off-balance sheet arrangements, commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as Series WALG has not conducted operations to date.

Quantitative and Qualitative Disclosures About Market Risks

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices and other market changes that affect market sensitive instruments.  In pursuing its business plan, we expect that the primary market risk to which Series WALG will be exposed is inflation.

We expect Series WALG will be exposed to inflation risk as income from the long-term lease with the Series WALG tenant will be the sole source of its cash flows from operations.  Rent escalations provisions in the Series WALG lease that raise contractual base rent every ten years are designed to mitigate the adverse impact of inflation on  Series WALG.  However, due to the long-term nature of the lease, such rent escalations may not increase enough to cover inflation.

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BUSINESS AND PROPERTY

ROX LP Overview

ROX Financial LP, or ROX LP, is a newly organized Delaware series limited partnership, that has been formed to facilitate public investment in individual commercial real estate properties. We call the innovative securities related to this investment opportunity “exchange traded properties,” or “ETPs.” Each individual property will be held by a subsidiary owned by a separate series of limited partner interests, or Series. Each Series is intended to be a permanent capital vehicle, and we expect each Series to be independently listed on a national stock exchange. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law. ROX LP intends to treat each Series, including Series WALG, as a separate business entity for U.S. federal income tax purposes and ROX LP as a non-entity for U.S. federal income tax purposes. ROX LP further intends for each Series, including Series WALG, to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021.

Concurrently with this offering, we are conducting ETP offerings of two other Series, or the concurrent offerings. The three Series are WALG, which will own a retail property tenanted by Walgreen Co., Series AMZL, which will own a logistics property tenanted by Amazon.com Services LLC, and Series NKES, which will own a retail property tenanted by NIKE Retail Services, Inc. Each of the three Series will indirectly own a stabilized, income-generating property located in a primary market and subject to a long-term lease that provides for periodic contractual rental escalations with a single investment-grade credit tenant.

The acquisition of the property to be held by Series WALG and its subsidiaries, or the Series WALG property, is subject to the completion of this offering and customary closing conditions. The completion of each offering and the acquisition of the related Series property are independent and are not conditioned on the completion of any other concurrent offering or acquisition.

Commercial Real Estate Investing Overview

For generations, the wealthiest individuals and largest institutions often allocated substantial portions of their investment portfolios to income-producing commercial real estate. These investors frequently hold interests in stabilized, high-quality properties located in primary markets because they can offer a combination of potential benefits as part of a well-diversified investment portfolio, including the ability to realize:

•	inflation mitigated income;
•	capital appreciation;
•	low to moderate volatility; and
•	low to moderate correlation to the broader equity and debt public markets.

Unfortunately, the vast majority of commercial real estate has been owned and traded privately and has frequently been viewed as an “alternative asset” because it is opaque, complex and illiquid. Public market access to single property commercial real estate has thus far been missing, and among the thousands of securities listed on national exchanges, we believe none provide access to the risk-adjusted total return characteristics of single property commercial real estate. We believe the time has come for the market for single property commercial real estate to evolve.

Mission

Our mission is to make single property commercial real estate investing accessible, transparent and liquid for everyone.

Establishing ETPs as a Differentiated Investment Opportunity

We believe there is a significant market opportunity to broaden access to commercial real estate investing by offering investors access to individual properties listed on a national exchange. Following this offering and the concurrent offerings, we plan to periodically offer ETPs of additional Series that represent a diverse variety of property types and locations with the goal of empowering investors to invest in a single property or build a portfolio of specific properties based on their individual criteria. Our model is built specifically to leverage the economies of scale enabled by technology and our innovative structure to lower fees and execution costs.

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We believe we are participating in the third wave of a paradigm shift in the commercial real estate industry as described by Dr. Peter Linneman in the Wharton Real Estate Review’s “Forces Changing the Real Estate Industry Forever.”  When he released the study in 1997, Dr. Linneman predicted considerable growth would occur over the next twenty to thirty years if commercial real estate operators made significant and radical changes toward increased transparency, professionalism and consolidation.

The first shift was the exponential growth of the financial markets and securities trading, including mutual funds and exchange traded funds, in the broader markets and REITs and commercial mortgage-backed securities in the real estate market. Although the majority of commercial real estate is still traded privately, we believe this shift demonstrates the willingness of operators and investors to embrace the benefits of public real estate securities.

The second shift was the globalization and consolidation of the banks and insurance companies that were the traditional lenders to the capital intensive commercial real estate industry. When combined with the considerable growth of technology and the internet, this shift encouraged the emergence of larger, more professional commercial real estate companies. Investors came to expect, then demand, transparent and timely information related to the performance of all of their investments, from their listed equity securities to their private real estate funds. These demands have become increasingly essential in the wake of the economic changes, especially the increased focus on risk, brought about by the COVID-19 pandemic.

The final shift encourages operators to embrace efficiencies and focus on their core competencies of financing, development and managing properties. Real estate operators are increasingly exploring new technology services to market and lease space, enhance their relationship with their tenants and gather and analyze asset management data. We believe the ability to efficiently sell individual assets on a programmatic basis is the natural evolution of this shift. New technology enabled investment vehicles like crowdfunding and tokenization have shown promise, but they lack liquidity, offer inconsistent governance and generally do not provide access to institutional quality properties. We believe ETPs offer a more comprehensive and more scalable solution that provides compelling benefits for both real estate operators and investors.

What Distinguishes ETPs From Exchange Listed Equity REITs

While both ETPs and exchange listed equity REITs are public real estate securities, they have several differentiated characteristics.

In general, exchange listed equity REITs own actively managed portfolios of real estate assets and generate income primarily through rental income. Their management teams employ varying levels of debt across their portfolios and they actively acquire, dispose of and develop properties in accordance with their investment criteria. Although often focused on a single real estate sector, exchange listed equity REITs typically hold assets with a wide range of characteristics, such as core, value-add and opportunistic, with multiple tenants located in several geographic regions. The investment performance of exchange listed equity REITs is often benchmarked against the MSCI US REIT Index, a free float-adjusted market capitalization weighted index that is comprised of exchange listed equity REITs. The MSCI US REIT Index posted a five-year total return of 5.6% through December 31, 2020. However, for the year ended December 31, 2020, the MSCI US REIT Index posted a total return of negative 7.6%, as many large sectors such as office and hospitality were disproportionately impacted by the COVID-19 pandemic. Total return calculations reflect stock price performance, assuming contemporaneous reinvestment of all dividends and other distributions, and does not account for tax effects.

The investment characteristics of ETPs, on the other hand, are much more focused. ETPs provide direct exposure to a specific core property, with a specific tenant bound by a long-term lease with contractual rent escalations. We believe ETPs will generate more predictable cash flow and will be more defensive and less volatile than exchange listed equity REITs. For these reasons, we believe ETPs will have a differentiated risk-return profile from exchange listed equity REITs and both securities can play an independent role in an investor’s overall investment portfolio composition.

While there is no accepted benchmark yet for ETPs, we believe the National Council of Real Estate Investment Fiduciaries (NCREIF) Open End Diversified Core Equity Index, known as the NFI-ODCE Index, is an appropriate data point. NFI-ODCE Index is a widely followed fund index that provides a historical measurement of core commercial real estate returns. Funds included in the NFI-ODCE Index invest directly in private equity real estate and operate under a strict set of criteria that include some investment characteristics that are similar to those of ETPs, including lower risk strategies utilizing low leverage and equity ownership positions in stable U.S. operating properties. The NFI-ODCE Index is capitalization-weighted, gross of fee and time-weighted and tracked 26 funds, totaling $270.9 billion of gross real estate assets as of December 31, 2020, according to NCREIF. The NFI-ODCE Index posted a five-year total return, gross of fees, of 6.2%, 60 basis points better than then MSCI US REIT Index during that period. In addition, for the year ended December 31, 2020, the NFI-ODCE Index posted an annual total return, gross of fees, of 1.2%, significantly outperforming the MSCI US REIT Index.

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However, the comparability of ETPs and the NFI-ODCE Index may be limited due to the differences between ETPs and the funds represented in the NFI-ODCE Index, including with respect to the size, asset classes, geographic concentrations, leverage targets and investment strategies of such funds (all of which own several commercial real estate assets of varying quality that are subject to various types and terms of leases, tenant credit qualities and other characteristics). The information regarding total return achieved by the NFI-ODCE Index is not a guarantee, prediction or indication of the returns that any ETP may achieve in the future, and we can offer no assurance that any ETP will be able to achieve such returns. Moreover, the NFI-ODCE Index performance data includes periods with economic characteristics, interest rate environments and other market forces that are significantly different from those any ETP faces today and may face in the future. An ETP’s future performance may not outpace, and may be significantly outpaced by, the NFI-ODCE Index and/or the MSCI US REIT Index. Accordingly, you should not place undue reliance on the past performance data set forth above and elsewhere in this prospectus.

The total size of the United States commercial real estate market has been estimated to be $16 trillion by the National Association of Real Estate Investment Trusts, or Nareit, a trade association for REITs with about half of this amount qualifying as institutional quality. Nareit data also shows that the 179 exchange listed equity REITs have a market capitalization of $1.2 trillion equating to approximately 15.0% of the United States’ institutional grade commercial real estate. We believe there is ample room for both ETPs and exchange listed equity REITs as more private real estate assets are owned and operated through public vehicles. Just as single asset securities have become ubiquitous in the equity and debt markets and are synergetic with portfolio securities like exchange traded funds and mutual funds, we believe ETPs can become synergistic with exchange listed equity REITs and enhance real estate investing opportunities for all.

ETP Benefits to Investors

We aim for ETPs to become a common investment product for investors seeking access to attractive risk-adjusted returns that can help build a well-balanced, diversified portfolio. ETP investor benefits include:

Accessibility: Investors will have the ability to purchase economic interests of individual properties listed on a national exchange for a relatively low “per ETP” price. Some ETPs will allow investors the opportunity to invest alongside leading high-quality operators who have considerable knowledge of the property and its tenants. For some of these operators, it will be the first time that public market investors will be able to benefit from their expertise.

Transparency: We plan to provide detailed property and market information for each Series to empower investors to make well-informed decisions, particularly around the ability of the Series to generate consistent long-term cash distributions. Due diligence documentation, including material leases, environmental reports, property condition reports and appraisals, will also be disclosed in connection with each initial offering of ETPs.

Liquidity: We expect to apply for a listing of each of our initial three Series to trade on the NYSE Arca exchange. Each Series of ETPs will have its own unique ticker symbol and a lead market maker to facilitate trading activity. Commercial real estate is a dynamic asset class and the public market liquidity of ETPs should allow investors to efficiently and proactively adjust their holdings to reflect evolving economic and demographic changes.

Flexibility: With ETPs, investors can choose to invest in a single Series, or to create a portfolio by investing in multiple Series. This optionality allows investors to make decisions based on their own investment objectives and market expectations.

Cost Efficiency: We have designed our structure to be cost efficient, providing the holders of ETPs more predictable and lower fees than many real estate investment vehicles. ETP investors will pay RPS Securities a one-time fee of     % of the anticipated equity to be raised at the initial offering plus a one-time reimbursement of expenses directly related to the applicable real estate acquisition. Annually, investors will pay a    basis point management fee to RPS Securities based on the monthly average equity value of the applicable Series. RPS Securities’ annual management fee generally covers all costs related to our general and administrative expenses, except for a limited amount of specific reimbursable expenses. Furthermore, neither we nor RPS Securities will charge sales commissions, incentive fees or retain a carried interest or promote.

ETP Benefits to Real Estate Operators

We believe an ETP offering could become an attractive disposition option for real estate operators with several benefits including:

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Public market monetization. Operators can monetize all, or a portion, of a single property through public market transactions without bearing the associated public company reporting obligations.

Potential to stay involved. Our structure allows operators to remain in their role as property manager and potentially retain a minority equity interest in the property.

Generate unique publicity. A national exchange listing could provide unique marketing initiatives for both operators and the property’s current and potential tenants.

ETP Offering Parameters

The three properties comprising the Series included in this offering and the concurrent offerings contain both marketed and off-market opportunities. We anticipate that the industry relationships we and our affiliates have cultivated with leading developers, owners, brokers and other industry participants will continue to generate attractive investment opportunities.

We intend to follow a disciplined acquisition strategy and our investment criteria includes assessing the property’s market and submarket characteristics, condition and quality of construction, replacement cost and cost to re-lease. Our primary investment objective is to acquire and offer properties that will generate attractive risk-adjusted returns and support consistent and growing cash distributions.

Our targeted properties will typically have an implied equity value of $80 million or higher, and we expect that any subsidiary of a Series will generally have no to modest leverage on its property, typically targeting a ratio of outstanding indebtedness to total assets of less than 40%. Over time, we may add additional single properties to an existing Series if the properties have a very high degree of commonality. Examples may include similar property types with identical tenants or similar property types within a specific location or campus.

Our focus is on properties with the following characteristics:

Core real estate: Our objective is to acquire stabilized, high-quality properties located in primary markets that we believe will appreciate over time. We prefer “mission-critical” assets that are essential to a tenant’s operations or generation of sales and profits, including key distribution facilities, critical operations, top performing retail stores and corporate headquarters. Newly built, or recently renovated, properties that do not have near-term improvement obligations are preferred.

Creditworthy tenants: We target tenants with national reputations, a leading competitive position in their industry, a strong balance sheet and a solid credit profile. We believe tenants with these characteristics will consistently meet their rent obligations throughout various market cycles.

Favorable lease terms: We desire long-term leases with regular rent escalations that mitigate the effects of inflation. We target lease structures such as net leases that have the benefit of mitigating unknown or rising operating expenses, allowing us to provide consistent long-term cash distributions.

We believe the short, medium and long-term fundamentals of properties that meet our targeted characteristics will continue to provide attractive risk-adjusted returns. Through RPS Securities and its affiliates, we and our affiliates are currently in discussions with potential sellers of properties in the industrial, life science and multi-family sectors that meet our initial focus characteristics. We and our affiliates are in varying stages of negotiation and have not completed our due diligence process with the sellers of these properties. As a result, there can be no assurance that these acquisitions will be completed on terms satisfactory to us or at all.

Series WALG

Investment Case

Our objective to is to maximize total risk-adjusted returns to holders of ROX Series WALG ETPs. We believe the Series WALG property will perform well in a post-pandemic economic environment due to its defensive characteristics that are attractive to investors seeking modest but consistent increases in distributions and potential for asset value appreciation

Differentiated investment opportunity. Series WALG will be the first opportunity to own a national exchange listed economic interest in a single Walgreens tenanted property.

Quality of the tenant. The property is leased by Walgreen Co. a wholly-owned United States subsidiary and leading brand of Walgreens Boots Alliance, Inc., one of the largest and most creditworthy companies in the U.S.

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Type and term of the lease. The Series WALG lease is a 75 year triple net lease that requires the Series WALG tenant to pay all maintenance, taxes, and insurance on the Series WALG property. The lease commenced on May 24, 2015 and expires on May 31, 2090. During its initial term, the lease has 10% contractual base rent increases every 10 years with the next increase beginning June 1, 2025. The Series WALG tenant has several lease termination options with the earliest beginning on May 31, 2040.

Quality and type of property. The Series WALG property is a 18,564 square foot, high-quality retail store located on the street level of the Hotel Complex in Miami Beach, Florida. The Hotel Complex was originally built in 1953 and completed holistic renovations of the Series WALG Property in 2015 when it was converted into a single tenant retail pharmacy and liquor store specifically for Walgreen Co.

Attractive location. The Series WALG property is located on the northeast corner of Lincoln Road and Collins Avenue, the crossroads of South Beach Miami’s premier retail corridor. It is adjacent to the Lincoln Road Mall, a mile-long promenade with popular outdoor shopping, dining and entertainment options.

Debt free ownership. Series WALG will own the Series WALG property without encumbrance by debt upon this acquisition.

Attractive segment of asset class. We believe that high-quality, net lease retail properties, particularly those occupied by investment grade tenants with long-term leases in high profile, high-barrier to entry locations, such as the Series WALG property will perform well over time. We believe essential services businesses that offer pharmaceutical and wellness services will continue to view properties like the Series WALG property as mission critical locations.

Series WALG Property

General

The Series WALG property is a 18,564 square foot, high-quality retail store located on the street level of the Hotel Complex. The Series Hotel Complex was originally built in 1953 and completed holistic renovations of the Series WALG Property in 2015 when it was converted from 11 separate retail spaces into its current configuration as a single tenant retail pharmacy and liquor store specifically for Walgreen Co.

The fee simple and leasehold interest in the Series WALG property is being purchased from Lionstone Di Lido Retail Lessor, LLC and Di Lido Beach Commercial, Ltd., respectively, as part of a condominium structure, consisting of Commercial Unit A, the pharmacy floor and Commercial Unit B-1, the adjacent liquor store. The Hotel Unit lessee is the tenant under a ground lease for the balance of the Hotel Complex in a condominium structure. During the aforementioned renovation of the condominium complex in 2015, the building systems and the roof, structural, electrical, plumbing and mechanical components were either upgraded or replaced.

The following table provides information about the Series WALG property as of December 31, 2020.

Series WALG Property Summary

Total Buildings	1
Total Stories	1
Total Rentable Square Feet	18,564
Approximate Dimensions, Feet	175 x 150
Percent Occupied	100%
Typical Celling Height, Feet	14
Year Built / Last Renovated	1953 / 2015

Site Description

The Series WALG property is bounded on two sides and has approximately 150 feet of frontage along Collins Avenue and 175 feet of frontage along Lincoln Road in the City of Miami Beach, a coastal resort city in Miami-Dade County, Florida. The property is located on the street level of the Hotel Complex. The City of Miami Beach is a community of 88,885 with a median household income of $53,971 as of July 1, 2019, according to the United States Census Bureau.

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Transportation and Access

The Series WALG property is located approximately 1.5 miles south-southeast of Interstate 195 and 4.5 miles east of Interstate 95. Local surface arteries, Interstate, and state highway systems provide access. Local transportation options include several free Miami Beach Trolly routes which run adjacent to the Series WALG property.

Site Plan

Property Condition

In general, the Series WALG property was constructed within industry standards, has been well maintained and is in good condition with some immaterial deficiencies. There has been no extensive building renovation since 2015 and no renovation plan currently exists.

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Site. The Series WALG property is located at an elevation of approximately five feet above mean sea level and the topography is relatively flat with minor slopes to accommodate site drainage. The property has municipally-owned landscaping on each street side that includes palm trees and lawns. Building-mounted Series WALG tenant signage is located along the front facades above the storefronts. Lighting is provided by pole-mounted fixtures and soffit-mounted decorative fixtures.

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Structure. The building envelope of the Series WALG property is constructed of cast-in-place, reinforced concrete foundations supporting the exterior walls and load bearing interior walls and/or columns. Interior concrete and steel columns, typically approximately 16 lineal feet on center, support steel and concrete roof decking. Typical floor to ceiling height is 14 feet.

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Building Envelope. The roof above the Series WALG property has a low-slope fully-adhered, single-ply thermoplastic polyolefin-membrane that is approximately one year old. Primary exterior materials consist of painted concrete and glass storefront windows and cast-in-place concrete doorways. The exterior of the building has unique attributes including a cantilevered concrete canopy covering the entrances and pedestrian walkways.

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Building Interior. The interior spaces generally have ceramic tile floors, painted or vinyl covered gypsum wallboard walls and suspended acoustical tile ceilings. The storage and mechanical areas have exposed concrete floors and exposed structure ceilings.

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Accessibility - Americans with Disabilities Act. The Series WALG property must comply with the ADA to the extent that the Series WALG property is a “public accommodation” as defined by the ADA. The Series WALG property’s commercial spaces and public restrooms fall into the “public accommodation” category. The Series WALG property does not appear to be in complete compliance with ADA and its stated requirements because the routes through the space are in some areas less than 36 inches wide due to the spacing between shelving and structural columns. However, due to space constraints, we believe that modifications to address this deficiency would not be considered readily achievable and changes may be considered an undue financial burden.

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Building Systems. The heating, ventilation and cooling systems, or HVAC, that support the Series WALG property include rooftop-mounted, split-system, electric, HVAC units of 4-ton, 5-ton, 6-ton, 7.5-ton, 12.5-ton and 15-ton cooling capacity, manufactured by Trane. The main switchboard is rated for 1,200-Amp, 3-phase, 4-wire 120/208-volt main feeding the main distribution panels. The electrical equipment is made by Siemens. An emergency generator serves the Hotel Complex and the service is extended to the Series WALG property. Fire and life safety features include an automatic sprinkler system, a Honeywell addressable fire control panel, hardwired smoke detectors with battery-backup, alarm pull stations at entrances to egress stairways and building entrances, illuminated exit lights with battery backup along exit paths, emergency battery lighting units, horn/light annunciators, and fire extinguishers spread throughout the tenant space. The Series WALG property also has fire department connections located on the building exterior. The plumbing fixtures, the HVAC equipment, the electrical equipment and the building and site fire and life safety systems are all approximately five years old.

All information in this “—Property Condition” section is derived from the Acquisition Property Condition Reported dated                       prepared by EBI Consulting, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Environmental Matters

The Series WALG property has one recognized environmental condition. The Hotel Complex operated a dry cleaning service for hotel guests from 2003 until 2017, when all dry cleaning machines and associated chemicals were removed. No violations were reported during the time of operation and a limited ground water sampling at the facility in October 2012 indicated traces of volatile organic compounds were present in amounts below required clean-up levels. Since the facility continued dry cleaning activities after the 2012 investigation, the absence of soil analysis, and the proximity of the facility, which extended to basement areas beneath the Series WALG property that will not be owned by the Series WALG subsidiary, the potential for volatile organic compound vapor encroachment cannot be ruled out.

All information in this “—Environmental Matters” section is derived from the Phase I Environmental Site Assessment of the Series WALG property dated                 prepared by EBI Consulting, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Series WALG Tenant and Series WALG Lease

General

The Series WALG property is fully leased to Walgreen Co., a wholly-owned United States subsidiary and leading brand of Walgreens Boots Alliance, Inc. until at least May 31, 2040.

Walgreens Boots Alliance, Inc. is a global leader in retail and wholesale pharmacy, touching millions of lives every day through dispensing and distributing medicines, digital platforms and health and beauty products at its convenient retail locations. The company has more than 100 years of health care heritage and innovation in community pharmacy and pharmaceutical wholesaling. According to the company, it had 9,021 drugstores across all 50 states, the District of Columbia, Puerto Rico and U.S. Virgin Islands as of August 31, 2020.

As of December 31, 2020, Walgreens Boots Alliance, Inc. ranked #19 on the 2020 Fortune 500 list of the largest United States corporations by total revenue, had a market capitalization of $35.2 billion and was among the 30 constituents of the Dow Jones Industrial Average. Both Walgreen Co. and Walgreens Boots Alliance, Inc. were rated BBB- by Standard & Poor’s and Baa2 by Moody’s. However, Walgreen Co.’s and Walgreens Boots Alliance, Inc.’s credit rating is not a

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recommendation to buy, sell or hold any ROX Series WALG ETPs and may be subject to revision or withdrawal at any time. Furthermore, Walgreens Boots Alliance, Inc. is not a party to or a guarantor of the Series WALG lease.  Series WALG will therefore have no contractual recourse against Walgreens Boots Alliance, Inc. under the Series WALG lease in the event Walgreen Co. defaults under the lease or otherwise.

The historical audited and unaudited financial statements of Walgreen Boots Alliance, Inc. (which are not incorporated by reference into this prospectus) have been filed with the SEC and are available on the SEC’s website at www.sec.gov. You should not place undue reliance on such financials statements, as they are presented on a consolidated basis without Series WALG tenant specific data and are therefore not necessarily indicative of the Series WALG tenant’s business, financial condition, liquidity, results of operations and prospects or its ability to make payments under the Series WALG lease.

The Series WALG lease is triple net whereby the Series WALG tenant is responsible for the direct payment or reimbursement of real estate taxes, landlord’s insurance and operating expenses which, upon our acquisition of the Series AMZL property, is payable to a wholly-owned subsidiary of Series WALG, which we refer to as the Series WALG subsidiary. Due to the triple net nature of the Series WALG lease and that the Series WALG subsidiary’s ownership is only of the air space within the retail condominium, Series WALG will not engage a third-party property manager for the Series WALG property.

The following table provides information about the Series WALG lease as of December 31, 2020.

					Percent		Annualized
				Total	of		Rent Per	Percent
			Remaining	Leased	Property	Annualized	Leased	of
	Lease	Rent	Lease	Square	Rentable	Base	Square	Property
	Expiration	Escalations	Term	Feet	Square	Rent	Foot	Annualized
Tenant	(1)	(2)	(Years)	(3)	Feet	(4)	(5)	Rent

Walgreen Co.	May 31, 2040	10%	19.4	18,564	100%	$3,550,000	$191.23	100%
(1)

The Series WALG tenant has tenant termination options starting May 31, 2040 and recurring every five years thereafter until May 31, 2090, provided that the Series WALG tenant must provide at least 12 months’ prior written notice.

(2)	The lease has 10% increases every 10 years with the next increase, to $3,905,000, beginning June 1, 2025.
(3)	Calculated as total rentable square feet less square feet available for lease divided by total rentable square feet.
(4)	Represents annualized monthly contractual base rent as of December 31, 2020. Annualized rent does not include expense reimbursements.
(5)	Represents annualized base rent divided by total leased square feet.

Rent Escalations

The following table provides information about the contractual base rent during the initial term of the Series WALG lease.

Beginning	Ending	Square	Annual	Monthly	Per Square
Date	Date	Feet	Rent	Rent	Foot Rate

May 24, 2015	May 31, 2025	18,564	$3,550,000	$295,833	$191.23
June 1, 2025	May 31, 2035	18,564	3,905,000	325,417	210.35
June 1, 2035	May 31, 2045	18,564	4,295,500	357,958	231.39
June 1, 2045	May 31, 2055	18,564	4,725,050	393,754	254.53
June 1, 2055	May 31, 2065	18,564	5,197,555	433,130	279.98
June 1, 2065	May 31, 2075	18,564	5,717,304	476,443	307.98
June 1, 2075	May 31, 2085	18,564	6,289,042	524,087	338.78
June 1, 2085	May 31, 2090	18,564	6,917,945	576,495	372.65

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Additional Rent

The Series WALG tenant is required to pay additional rent covering the annual assessment, currently $9,200 and subject to increase based on the consumer price index, payable by the Series WALG subsidiary under the condominium declaration. The assessment is payable in arrears at the end of each fiscal quarter.

Tenant Improvements

Supplemented by $3,000,000 allocated from the sellers of the Series WALG property, the Series WALG tenant constructed their improvements upon occupying the Series WALG property, including redemising the multiple units into the current layout. Differentiated from typical drugstore layouts, the larger footprint format allows for a subdivided liquor store with its own entrance, a Look Boutique spa and nail service, as well as a full Freshii, Walgreens’ food and beverage concept complete with its own kitchen.

Lease Expiration

The Series WALG lease expires on May 31, 2090. The Series WALG tenant may terminate the Series WALG lease upon 30 days’ prior written notice if a court of competent jurisdiction determines that Series WALG tenant’s operations at the Series WALG property are in violation of any use restriction that is not explicitly prohibited by the Series WALG lease and is otherwise permitted under the Series WALG lease. In addition, the Series WALG tenant may terminate the Series WALG lease upon 180 days’ prior written notice if the Series WALG tenant proposes a change in use or occupancy of the Series WALG property after 25 years of the lease term for which The Ritz-Carlton Hotel Company, L.L.C does not approve the proposed change in use or occupancy. That approval is applicable only to extent it is required and only if the requested change in use or occupancy is not otherwise a prohibited by the Series WALG lease or the condominium declaration.

Percent Leased and Base Rent

The following table sets forth the rentable square feet, percent leased, annualized rent per leased square foot and annual net effective rent per leased square foot as of the dates indicated below.

			Annualized	Annual
			Base	Net Effective
	Rentable		Rent Per	Rate Per
	Square	Percent	Leased Square	Leased Square
Date	Feet (1)	Leased (2)	Foot (3)(4)	Foot (5)

December 31, 2020	18,564	100%	$191.23	$191.23
December 31, 2019	18,564	100%	191.23	191.23
December 31, 2018	18,564	100%	191.23	191.23
December 31, 2017	18,564	100%	191.23	191.23
December 31, 2016	18,564	100%	191.23	191.23

(1)	Based on management’s estimate.
(2)	Calculated as total rentable square feet less square feet available for lease divided by total rentable square feet.
(3)	Represents annualized rent divided by 18,564 leased square feet.
(4)	The Series WALG lease has 10% increases every 10 years with the next increase, to $3,905,000, beginning June 1, 2025.
(5)

Annual net effective rent per leased square foot represents (i) actual rent, excluding tenant reimbursements, for the 12-month period ended as of the measurement date indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the average square feet under lease for the 12 month period ended as of the measurement dates indicated above.

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The Condominium, Condominium Declaration and Bylaws

The Series WALG property is leased subject to the Declaration of Di Lido Condominium, or the condominium declaration, and the Amended and Restated Bylaws of the Condominium, which is operated by Di Lido Condominium Association, Inc. The condominium consists of the following units:

•	Commercial Unit A representing 0.75% of the interests in the condominium;
•	Commercial Unit B-1 representing 0.125% of the interests in the condominium;
•	Commercial Unit B-2 representing 0.125% of the interests in the condominium; and
•	the Hotel Unit representing 99.0% of the interests in the condominium.

The Series WALG property is comprised of Commercial Units A and B-1. The Hotel Unit lessee  will continue to own a leasehold interest in the Hotel Unit, which is the Hotel Complex, and Commercial Unit B-2, which is a small air parcel within the Hotel Complex.

The Series WALG subsidiary is prohibited from entering into any agreement modifying the condominium declaration in any way that adversely affects the rights of Series WALG tenant under the Series WALG lease without the consent of Series WALG tenant, which shall not be unreasonably withheld, delayed or conditioned. The Series WALG tenant is a party to a Consent, License and Cooperation Agreement, or the Consent Agreement, with the Hotel Unit lessee. Pursuant to the Consent Agreement, the Hotel Unit lessee consents to the performance by the Series WALG tenant of work related to the build-out of the retail space and provides the Series WALG tenant with a license to use and access the Hotel Unit in connection with the performance of maintenance and other obligations to be performed by the Series WALG tenant under the Series WALG lease. Upon closing of the acquisition of the Series WALG property, sellers will cause their affiliate, the Hotel Unit lessee, to enter into an agreement with the Series WALG subsidiary providing it with substantially the same rights enjoyed by the Series WALG tenant under the Consent Agreement.

Voting and Control

Each condominium unit is entitled to the number of votes equal to the percentage share attributable to that unit. Therefore, less than one vote is attributable to the Series WALG property. Upon the closing of the acquisition of the Series WALG property, an amendment to the condominium declaration and bylaws will be recorded to provide that the condominium declaration may not be terminated without the authorization of the owner of the Series WALG property.

A quorum for a meeting of the condominium association requires the Hotel Unit lessee and at least one of the commercial unit owners and the actions approved by a majority of the voters at a meeting constitute the actions of the members. Because the Hotel Unit lessee has the vote for Commercial Unit B-2, the Hotel Unit lessee has unilateral control over the condominium association. The condominium association has all powers reasonably necessary to operate the condominium, including collecting assessments, buying, selling or mortgaging real property and making and amending reasonable rules and regulations.

The condominium declaration may be amended by 80% of the voting interests of all unit owners, provided that no amendment may change the configuration or size of any unit in any material fashion or materially alter or modify appurtenances to any unit unless the applicable unit owner approves. Additionally, material amendments affecting a unit are subject to approval of the unit owner and its lender.

Business of the condominium association is managed by a board of directors that is appointed by the unit owners in accordance with the voting mechanics described above. The condominium’s bylaws may be amended by unanimous vote of the unit owners or of the board, provided that no amendment shall discriminate against a unit owner without its consent.

Appurtenances and Easements

The units include easements for use of air space occupied by the applicable unit and the boundaries for the units are the plane of the ceiling and plane at the top of the concrete floor. Perimetrical boundaries are the vertical planes formed by interior unfinished surface of all walls. Where there are apertures in any boundary, such as windows or doors, boundaries shall be extended to include those apertures.

Units include common elements, common surplus and membership in the condominium association along with voting rights, which are appurtenant to each unit. The following easements are created by the condominium declaration:

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•	support and necessity in favor of all units;
•	utility;
•	encroachments, meaning an easement will exist for specified encroachments; and
•	ingress and egress, such as pedestrian access over portions of the Hotel Complex.

Maintenance

All structural and mechanical components of the condominium that serve both the Commercial Units and the Hotel Unit are referred to as shared essential components and are under the control of and maintained by the Hotel Unit lessee. The Hotel Unit lessee is responsible for maintenance of all structural and mechanical components of the condominium, except for the specific heating, ventilation and air conditioning units that the Series WALG tenant installed and maintains themselves.

In the event of a casualty to the shared essential components serving the Series WALG property, the Hotel Unit lessee is responsible for any restorations to restore those shared essential components necessary for the use of the Series WALG property, excluding any leasehold improvements such as the storefront, to the same condition as existed immediately prior to the casualty. Upon closing of the acquisition of the Series WALG property, an amendment to the condominium declaration and bylaws will be recorded to provide that such restoration must be commenced within 18 months after a casualty and must be completed within 36 months after such casualty, subject to force majeure conditions. If there is an environmental issue at the Series WALG property, the condominium association or the Hotel Unit lessee may impose a special assessment in connection with any remediation.

Assessments

The condominium association has the power to make assessments against unit owners, separate from the $9,200 annual assessment payable by the Series WALG subsidiary to the owner of the Hotel Unit. The condominium association board shall prepare budgets for common expenses to determine assessments.

Liquor Store

The liquor store at the Series WALG property must be constructed and operated by Series WALG tenant independently from the remainder of the store with its own entrance. The Series WALG tenant is responsible for obtaining all governmental approvals for the operation of a liquor store at its sole cost.

Property Management

Due to the triple net nature of the Series WALG lease and that the Series WALG subsidiary’s ownership is only of the air space within the retail condominium, there will be no external property manager for the Series WALG property.

Series WALG Financial and Legal Matters

Appraisal

We have received an appraisal of the Series WALG property from BBG, Inc. BBG, Inc. has developed a value opinion of the Series WALG property as of                        , 2021, of $           million. The appraised value reflects the appraised market value as of that date from BBG, Inc., an independent appraisal firm employing state certified appraisers with local knowledge and expertise. Please see “Experts.” The appraisal was prepared in conformity with the Uniform Standards of Professional Appraisal Practice and utilized three approaches to value: the cost approach, the sales comparison approach and the income capitalization approach, leading to a final opinion of the appraised value of the Series WALG property by the appraiser. A copy of BBG, Inc.’s appraisal is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Real Estate Purchase and Sale Agreement

Pursuant to the Real Estate Purchase and Sale Agreement dated November 19, 2020, as amended, among ROX Parent, the Series WALG subsidiary, Lionstone Di Lido Retail Lessor, LLC and Di Lido Beach Commercial, Ltd., referred to as the Series WALG Purchase Agreement, the Series WALG subsidiary will acquire all the sellers’ interests in the Series WALG property. The Series WALG property is leased to the Series WALG tenant pursuant to the Series WALG lease and its relationship to the neighboring condominiums is governed by the condominium declaration and bylaws.

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The minimum purchase price to be paid to the sellers set forth in the Series WALG Purchase Agreement, subject to adjustments as set forth in the purchase agreement, is $79.0 million. To achieve that amount, Series WALG must raise at least approximately $81.5 million in the offering of ROX Series WALG ETPs to acquire 100% of the Series WALG property from the current owner, fund cash reserves and pay certain other fees and expenses. Please see “Use of Proceeds—Series WALG.”   If the net proceeds of this offering of ROX Series WALG ETPs, after deducting underwriting discounts and commissions, is more than that minimum amount to be raised, the seller will be paid that excess after deducting the transaction and expense fee to be paid to RPS Securities. At closing, the purchase price paid to the sellers will be adjusted to account for the proration of rent paid by the Series WALG tenant, and, as described below, if necessary, to account for any monetary title objections that are not satisfied by the sellers in advance of closing.

The acquisition of the Series WALG property is subject to customary representations and warranties, covenants and closing conditions, and there can be no assurances those conditions will be satisfied.

Although the parties have agreed on the form of the title policy to be delivered at closing, if a title defect is disclosed by the title company prior to closing that would have an adverse effect on the title or ownership of the Series WALG property, the sellers can elect to cure. If the sellers do not elect to cure, the Series WALG subsidiary can elect to close regardless or terminate the agreement. However, if the defect is monetary in nature and the sellers do not elect to cure, the Series WALG subsidiary can also choose to close with an adjustment to the purchase price.

The sellers agreed to cooperate with the Series WALG subsidiary, until the third anniversary of the closing, by providing access to information as needed to comply with financial disclosure and other reporting obligations of the Series WALG subsidiary and its affiliates.

Each of the sellers, jointly and severally, and the Series WALG subsidiary agree to indemnify the other for any losses incurred relating to any breach or inaccuracy of any of their respective representations or warranties and for any breach of any covenant or agreement. The indemnification obligations will survive the closing for a period of one year and any claims must be made in that period. No indemnification claim can be made until the amount of actual damages exceeds $100,000, and if exceeded, the claim relates back to the first dollar of losses. The aggregate cap on liability is $1.0 million. Neither the sellers nor the Series WALG subsidiary can be liable for any punitive, exemplary, consequential, special or indirect damages.

If sellers fail to perform their obligations under the Series WALG Purchase Agreement, the Series WALG subsidiary can seek specific performance and require the sellers to close. If sellers deliberately breach a representation, warranty or covenant, the Series WALG subsidiary can either terminate the agreement or seek recovery of up to $1.0 million.

A copy of the Series WALG purchase agreement is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

Separately, on November 19, 2020, ROX Parent issued a warrant to purchase capital stock of ROX Parent to the sellers. Assuming the closing of the acquisition of the Series WALG property, the warrant entitles the sellers to exercise the warrant into $500,000 of preferred stock of ROX Parent at a discount of 30% to the price to be negotiated by ROX Parent with the potential investors in its next round of preferred equity financing. The warrant was issued to the sellers in exchange for their agreement to extend the closing of the Series WALG property acquisition to allow us to complete our first offering of ETPs. The sellers also have the option to receive $500,000 in cash from ROX Parent upon closing of the acquisition of the Series WALG property in lieu of the warrant.

Series Financing Strategy

There will be no debt on the Series WALG property upon completion of the offering. The Board will periodically review the need or desire for debt on the Series WALG property and may modify or eliminate it without the approval of holders of ROX Series WALG ETPs.

The Board will consider a number of factors when evaluating Series WALG’s level of indebtedness and making financial decisions, which may include, among others, the following:

•	the decision to add other properties leased by Walgreen Co. or an affiliate to Series WALG;
•	the interest rate of the proposed financing;
•	the extent to which the financing impacts the flexibility of the property manager to manage the property or properties;

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•	prepayment penalties, defeasance and restrictions on refinancing;
•	our long-term objectives with respect to the financing;
•	Series WALG’s target investment returns;
•	the ability of the property or properties to generate cash flow sufficient to cover expected debt service payments;
•	Series WALG’s overall level of consolidated indebtedness;
•	timing of debt maturities;
•	provisions that require recourse;
•	corporate credit ratios, including debt service and fixed charge coverage, debt to EBITDA, debt to total market capitalization and debt to undepreciated assets; and
•	the overall ratio of fixed- and variable-rate debt.

Growth Strategy

The rent payable pursuant to the Series WALG lease increases 10% every 10 years with the next increase beginning June 1, 2025. We may seek to acquire retail properties where the Series WALG tenant is the sole tenant with a long-term lease if we believe the acquisition can generate attractive risk-adjusted returns. These properties may be added to Series WALG in a follow-on offering of ROX Series WALG ETPs or may be owned by a new, unrelated Series.

Real Property Taxes

All real property taxes associated with the Series WALG property are paid by the Series WALG tenant. For tax year 2020, the Series WALG property is assessed at $12,602,965, and the preliminary 2020 tax rate is 1.93596%. Given that the property has no non-ad valorem levy, the 2020 property tax liability will be approximately $243,988. After factoring in a 4% discount for early payment, the 2020 tax liability is expected to be approximately $234,229.

REIT Status

We intend for Series WALG to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. We believe that Series WALG has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2021 and thereafter. To qualify as a REIT, Series WALG must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of ROX Series WALG ETPs. If Series WALG fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series WALG qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property. Please see “U.S. Federal Income Tax Considerations.” An investor in ROX Series WALG ETPs will receive a Form 1099 reporting annual distributions by Series WALG, rather than a Schedule K-1.

Casualty and Insurance

The Series WALG subsidiary and Series WALG will maintain all applicable lines of insurance on the Series WALG property and its operations. The amount and scope of insurance coverage provided by the policies maintained will be customary for similarly situated retail condominium properties in Miami, Florida. We believe the amount of insurance coverage the Series WALG subsidiary and Series WALG will obtain on the Series WALG property will be adequate. We cannot assure you that in the future insurance will be available at a reasonable cost or that the Series WALG subsidiary or Series WALG will be able to maintain adequate levels of insurance coverage on the property. In addition, we cannot give any assurances as to the future financial viability of their insurers or that the insurance coverage provided will fully cover all losses on the property upon the occurrence of a catastrophic event. The Series WALG subsidiary intends to acquire rental

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replacement insurance for 36 months in connection with the provisions of the condominium declaration and the Series WALG lease. The premiums for that policy are reimbursable by the Series WALG tenant.

Zoning

The Series WALG property is located within the “RM-3” Multifamily High Intensity within the Ocean Drive/Collins Avenue Historic District in the City of Miami Beach, with an existing land use as Retail. We have been informed that the Series WALG property’s conformance standard is “Legal Conforming to Use, Building Size, Density, and Parking” but is “Legal Nonconforming to Setbacks.” Per the County Assessor, the Series WALG property was constructed in 1953 and per the Chief of Planning Services, the existing building was built in accordance with the code requirements in place at the time of permitting so the existing legal nonconformance would be grandfathered in, in accordance with Section 118-396 of the City Code.

Depreciation

The Series WALG property will have no depreciation available since it consists only of the air space within the retail condominium.

Competition

The leasing of real estate is highly competitive in the Miami, Florida area. The Series WALG property and the Series WALG subsidiary will compete with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to the Series WALG property in the same market in which the Series WALG property is located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, the Series WALG property and the Series WALG subsidiary will face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than the Series WALG property and the Series WALG subsidiary. If the Series WALG property’s and the Series WALG subsidiary’s competitors offer space at rental rates below current market rates, below the rental rate that the Series WALG property and the Series WALG subsidiary currently charges the Series WALG tenant, in better locations within the Series WALG property’s market or in higher quality facilities, the Series WALG property and the Series WALG subsidiary may lose potential tenants and Series WALG may be pressured to reduce the Series WALG property’s rental rate below the rate that the Series WALG property and the Series WALG subsidiary currently charges or offer other concessions to retain the Series WALG tenant when the Series WALG lease expires.

Legal Proceedings

There are no legal proceedings regarding Series WALG or the Series WALG property.

Our Policies with Respect to Certain Other Activities

If the Board determines that additional funding is required, Series WALG may raise funds through offerings of equity or debt securities of Series WALG, the use of leverage or the retention of cash flow (subject to provisions in the Code concerning distribution requirements and the taxability of undistributed REIT taxable income) or a combination of these methods. For information regarding Series WALG’s use of leverage, please see “—Series WALG—Series WALG Financial and Legal Matters—Series Financing Strategy.” In the event that the Board determines to raise additional equity capital in respect of Series WALG, it has the authority, without approval of holders of ROX Series WALG ETPs, to authorize Series WALG to issue additional ROX Series WALG ETPs or other classes of ETPs of Series WALG, including with associated preferences, in any manner (including in exchange for cash or property) and on such terms and for such consideration as the Board deems appropriate, at any time.

Series WALG may repurchase or otherwise reacquire ROX Series WALG ETPs and may engage in such activities in the future. Neither ROX LP nor Series WALG intends to engage in trading, underwriting or agency distribution or sale of securities of other issuers. Neither ROX LP nor Series WALG has in the past invested, and is not expected in the future to invest, in the securities of other issuers for the purpose of exercising control over such issuers. Series WALG has not made any loans to third parties, although Series WALG may in the future make loans to third parties, including, without limitation,

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to its subsidiaries. Series WALG intends to make investments in such a way that it will not be treated as an investment company under the Investment Company Act.

The primary business of Series WALG will be to own its interest in the Series WALG subsidiary, which will own and operate the Series WALG property.

The Board may change any of these policies at any time without prior notice to, or a vote of, the holders of ROX Series WALG ETPs.

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PRINCIPAL HOLDERS OF ROX SERIES WALG ETPS

ROX Parent currently holds one ROX Series WALG ETP in Series WALG for which it made a capital contribution of $100. Upon the completion of this offering, Series WALG shall redeem that ETP from ROX Parent for the original capital contribution of $100.

After the offering, none of the members of the Board or any executive officer of ROX GP holds, or will hold, ROX Series WALG ETPs. ROX Parent has adopted guidelines for ownership of ETPs for all its directors, managers, officers and employees and those of its subsidiaries, including ROX GP. To avoid conflicts of interests that ownership of ETPs could create, those guidelines restrict any of those individuals from owning any ETPs, which includes the Board and the officers of ROX GP. ROX Parent may determine in the future that such guidelines can be amended if an effective ownership structure can be created to reduce or eliminate potential conflicts. No such amendment is currently contemplated.
Other than any purchaser of ROX Series WALG ETPs in this offering, following the completion of this offering there will be no holder of more than 5% of ROX Series WALG ETPs offered pursuant to this prospectus.

In accordance with SEC rules, the above percentage would include in any holder’s beneficial ownership:

•	all ETPs the investor owns beneficially or of record;
•	all ETPs over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and
•	all ETPs the investor has the right to acquire within 60 days (such as restricted ETPs that are currently vested or which are scheduled to vest within 60 days).

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DESCRIPTION OF ROX SERIES WALG ETPS

The following is a summary of the Series WALG designation and other specific terms and provisions for ROX Series WALG ETPs. Please see “ROX LP Partnership Agreement” for a description of our partnership agreement and the general terms and provisions related to ROX Series WALG ETPs. The Series WALG designation is attached as Schedule Series WALG to our partnership agreement that is filed as an exhibit to the registration statement of which this prospectus is part and included in this prospectus as Appendix A. We will provide holders of ROX Series WALG ETPs and prospective holders of ROX Series WALG ETPs with a copy of the Series WALG designation upon request at no charge.

Series Designation

The Series WALG designation states the following:

•	Date of Establishment: November 19, 2020
•	Name of Series: Series WALG
•	Status of Series: A protected series in accordance with Section 17-218 of the Delaware Act.
•	Relative Rights: No terms differ from those set forth in our partnership agreement.
•	Additional terms: None.

Series WALG Subsidiary and Structure

Series WALG owns 100% of ROX WALG Miami FL LLC, a Delaware limited liability company that will be the owner of the Series WALG property upon closing of the purchase of the Series WALG property.

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The following chart shows the anticipated structure for Series WALG immediately after giving effect to this offering and the closing of the purchase of the Series WALG property. For a summary of the purchase agreement for the Series WALG property, please see “Business and Property—Series WALG Financial and Legal Matters—Asset Purchase Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for ROX Series WALG ETPs is.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

ROX LP’s and any Series’ operations will be conducted through, and each Series’ assets will be owned by, various subsidiaries. However, neither ROX LP, Series WALG nor any of Series WALG’s’ subsidiaries are expected to have any employees. ROX GP and its affiliates have the sole responsibility for providing the personnel necessary to conduct the operations of ROX LP, Series WALG and any of Series WALG’s’ subsidiaries. ROX GP has a non-economic interest in ROX LP, but affiliates of ROX GP will be paid certain fees for providing services to ROX LP, the Series and the Series’ subsidiaries and ROX LP is required to reimburse ROX GP and its affiliates for specified expenses.

Services Agreement

ROX LP, on behalf of Series WALG, and RPS Securities have entered into a services agreement whereby RPS Securities has agreed to advise ROX LP and Series WALG regarding, and assist ROX LP and Series WALG in connection with negotiations related to, its business. Please see “Services Agreement with RPS Securities.”  RPS Securities is entitled to receive a management fee and a transaction and expense fee and may receive an asset sale fee. In connection with the payment of these fees to RPS Securities by Series WALG, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series WALG and the existence, management and operations of ROX LP, Series WALG or ROX GP, other than expenses to be paid by ROX LP or Series WALG as set forth in our partnership agreement. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

The services agreement has an initial term of 10 years, with automatic renewals for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The services agreement may be terminated at any time upon mutual consent of the parties or upon a material breach that is not cured 30 days after notice thereof and upon bankruptcy related filings or occurrences of the other party. If requested by ROX LP, RPS Securities will continue to provide assistance to ROX LP, Series WALG and any of Series WALG’s’ subsidiaries for up to 90 days after termination. Series WALG shall be required to pay any fees to RPS Securities for a period of one year after termination that relates to any activities for which services were provided prior to termination.

RPS Securities is a FINRA member and is acting as our financial advisor in connection with this offering for which it will be entitled to a transaction and expense fee. The transaction and expense fee for this offering will be    % of the net proceeds, with net proceeds meaning the gross proceeds received by Series WALG from this offering after deduction of the underwriters’ discounts and commissions (which equates to     % based on the gross proceeds of this offering). RPS Securities is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, RPS Securities will not underwrite or purchase any of the offered ROX Series WALG ETPs or otherwise participate in any such undertaking.

Expense Reimbursement

Pursuant to our partnership agreement, ROX GP or its affiliates shall pay, and shall not charge or be reimbursed by, ROX LP or any Series for all direct and indirect expenses incurred or paid on behalf of ROX LP or a Series in its capacity as ROX GP for administrative or back office expenses of ROX GP, ROX LP or a Series, except for certain specified expenses, which shall be paid for, or reimbursed by, the applicable Series as allocated by ROX GP.

Series WALG will reimburse ROX GP and its affiliates for certain expenses incurred in connection the acquisition of the Series WALG property. To date, ROX GP and its affiliates have incurred approximately $                   of these expenses. We anticipate that, upon the completion of this offering and acquisition of the Series WALG property, ROX GP and its affiliates will have incurred approximately $                  of these expenses. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

License Agreement

ROX LP and ROX Parent have entered into a license agreement pursuant to which ROX Parent has granted to ROX LP a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property, including the ROX logo, the website www.roxfinancial.com and other applications, technology and work product. The license agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after

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notice thereof. Upon termination, all rights of ROX LP in the applicable intellectual property shall terminate and ROX LP shall discontinue the use thereof.

Procedures for Review, Approval or Ratification of Transactions with Related Parties

We expect that the Board will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the Board will adopt a written code of business conduct and ethics, under which a member of the Board would be expected to bring to the attention of the principal executive officer or the Board any conflict or potential conflict of interest that may arise between the member of the Board in his or her personal capacity or any affiliate of that member in his or her personal capacity, on the one hand, and ROX LP, Series WALG, any of Series WALG’s’ subsidiaries or ROX GP on the other. The resolution of any such conflict or potential conflict should, at the discretion of the Board in light of the circumstances, be determined by a majority of the disinterested members of the Board.

If a conflict or potential conflict of interest arises between ROX GP or its affiliates, on the one hand, and ROX LP and the holders of ETPs, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the Board in accordance with the provisions of our partnership agreement. At the discretion of the Board in light of the circumstances, the resolution may be determined by the Board in its entirety, by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement or by approval of a Series Majority (excluding ROX GP and its affiliates).

Upon our adoption of our code of business conduct, we would expect that any executive officer of ROX GP will be required to avoid personal conflicts of interest unless approved by the Board.

Please see “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and as a result, any transactions described in this prospectus that occurred prior to that completion were not reviewed according to such procedures.

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SERVICES AGREEMENT WITH RPS SECURITIES

The following is a summary of the material provisions of the Services and Investment Management Agreement dated     , 2021, between RPS Securities and ROX LP on behalf of Series WALG and all other Series, which is qualified in its entirety by reference to the copy thereof that is filed as an exhibit to the registration statement of which this prospectus is a part. Please see “Where You Can Find Additional Information.”

ROX LP and RPS Securities have entered into a services and investment management agreement (which we refer to as the services agreement) pursuant to which RPS Securities has agreed to provide advice to ROX LP and Series WALG regarding, and assist ROX LP and Series WALG in connection with negotiations related to, its business and that of Series WALG, including as follows:

•	the acquisition, management or disposition of interests in commercial real estate or, as the case may be, equity interests in any subsidiary;
•	related third-party equity or debt financing;
•	any public offering or private placement of ROX Series WALG ETPs; and
•

any other transaction, structuring or financing activities that may be requested by ROX LP or Series WALG and agreed to by RPS Securities or suggested by RPS Securities and accepted by ROX LP or Series WALG.

In consideration of RPS Securities’ provision of the above services, Series WALG shall pay to RPS Securities:

•	a management fee set by RPS Securities on an on-going calendar month basis of one twelfth of basis points of the monthly average equity value of Series WALG, where:
o	the monthly average equity value of Series WALG shall be calculated by dividing the sum of the daily equity values of ROX Series WALG ETPs for that month by the number of trading days in that month;
o

the daily equity value of Series WALG shall be calculated for each trading day by multiplying the closing price of a ROX Series WALG ETP on that trading day by the number of outstanding ROX Series WALG ETPs at the time of such close; and

o	a trading day shall mean any day on which the national exchange on which ROX Series WALG ETPs are traded is open for trading;
•	with respect to this offering of ROX Series WALG ETPs, a transaction and expense fee set by RPS Securities of

        % of the net proceeds, with net proceeds meaning the gross proceeds received by Series WALG from this offering after deduction of the underwriters’ discounts and commissions (which equates to approximately      % based on the gross proceeds of this offering);

•

with respect to any future public offering or private placement of ETPs of a Series, a transaction and expense fee to be set by RPS Securities of a percentage of the net proceeds received by that Series from the completion of such public offering or private placement, with net proceeds meaning the gross proceeds after deduction of the underwriters’ or placement agents’ discounts and commissions; payment, in each case, to be made simultaneously with any such completion; and

•

with respect to any sale or other disposition to a third party, who is not an affiliate of ROX LP or ROX GP, of any property or asset of Series WALG, including but not limited to an equity interest owned by Series WALG in a subsidiary, an asset sale fee to be set by RPS Securities of up to 1.0% of the net proceeds received by that Series from the closing of such sale or other disposition, with net proceeds meaning the gross proceeds after deduction of any applicable broker’s fee); payment, in each case, to be made simultaneously with any such closing; note that although ROX Series WALG ETPs are intended to be permanent capital vehicles, circumstances may arise that may make selling an asset in the best interests of the ROX Series WALG ETP holders.

The management fee can be reduced at any time by RPS Securities in its sole discretion by notice to the Board and, after the third anniversary of the completion of this offering, can be increased by RPS Securities in its sole discretion at any time with at least 90 days prior notice to the Board.  The management fee is intended to reimburse RPS Securities for certain

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expenses incurred in connection with providing management services to Series WALG and, over time, include a profit component.  Any future adjustment to the management fee by RPS Securities may be made for any reason, including actual or anticipated changes to expenses or profits. The Board shall cause ROX LP to promptly disclose any change to the management fee in a current or periodic report and will give any other applicable notice thereof.

In connection with the payment of the fees set forth above to RPS Securities by Series WALG, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series WALG and the existence, management and operations of ROX LP, Series WALG or ROX GP other than expenses to be paid by ROX LP or Series WALG as set forth in our partnership agreement. Please see “ROX LP Partnership Agreement—Reimbursement of Expenses.”

Such direct and indirect expenses to be paid by RPS Securities and its affiliates include:

•

accounting, legal, cash management, public relations, listing and registration fees payable to a national securities exchange or the SEC, investor relations, preparation of registration statements and periodic reporting and information technology expenses;

•	any fixed fee franchise tax for ROX LP;
•

except for the Board, all compensation and benefit costs paid to any person to perform services under the services agreement or any services or duties of ROX GP or its affiliate for ROX LP, Series WALG or any of Series WALG’s’ subsidiaries;

•

filing or other fees payable in connection with the offering, sale, registration or listing of any ROX Series WALG ETPs, including fees payable to the SEC, any state securities regulatory agency, any national securities exchange and any rating agency; and

•	transfer agent fees related to ROX Series WALG ETPs and record maintenance expenses.

All the services to be performed by RPS Securities for or on behalf of ROX LP or Series WALG are advisory in nature and only ROX GP, in its capacity as the general partner of ROX LP on behalf of ROX LP, Series WALG or any of Series WALG’s’ subsidiaries, has the power to bind ROX LP, Series WALG or any of Series WALG’s’ subsidiaries or waive any rights of ROX LP, Series WALG or any of Series WALG’s’ subsidiaries.

RPS Securities has agreed to provide the services in a competent, professional and good faith manner using, at a minimum, the ordinary degree of skill and care required for the applicable business, craft, industry, profession, or trade. In addition, RPS Securities shall provide the services in compliance with any agreements binding on ROX LP, Series WALG Series and any of Series WALG’s’ subsidiaries, applicable laws and governmental requirements and the other terms and restrictions of the services agreement.

The parties to the services agreement acknowledge that our partnership agreement governs the potential indemnification by ROX LP and Series WALG of RPS Securities, as applicable, and their respective equity owners, employees and officers in connection with the provision of the services. Please see “Our Partnership Agreement—Indemnification.”

The services agreement has an initial term of 10 years, with automatic renewals for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The services agreement may be terminated at any time upon mutual consent of the parties or upon a material breach that is not cured 30 days after notice thereof and upon bankruptcy related filings or occurrences of the other party. If requested by ROX LP, RPS Securities will continue to provide assistance to ROX LP, Series WALG and any of Series WALG’s’ subsidiaries for up to 90 days after termination. Series WALG shall be required to pay any fees to RPS Securities for a period of one year after termination that relates to any activities for which services were provided prior to termination.

RPS Securities, which is a wholly-owned subsidiary of ROX Parent, is a FINRA member and an investment adviser that prior to completion of this offering is expected to be registered with the SEC pursuant to the Advisers Act. We operate our business in a manner that permits us to maintain our exclusion from registration under the Investment Company Act.

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UNDERWRITING

                           is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of ROX Series WALG ETPs set forth opposite the underwriter’s name.

Number of
ROX Series
Underwriters:	WALG ETPs

The underwriting agreement provides that the obligations of the underwriters to purchase ROX Series WALG ETPs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all ROX Series WALG ETPs if they purchase any ROX Series WALG ETPs.

ROX Series WALG ETPs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ROX Series WALG ETPs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $per ROX Series WALG ETP. If all ROX Series WALG ETPs are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

We, the Board and the officers of ROX GP have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of                    , dispose of or hedge any ROX Series WALG ETPs or any securities convertible into or exchangeable for ROX Series WALG ETPs.               in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and members of the Board, shall be with notice.

Prior to this offering, there has been no public market for ROX Series WALG ETPs. Consequently, the initial public offering price for ROX Series WALG ETPs was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were Series WALG’s future prospects, its markets, the economic conditions in and future prospects for the industry in which Series WALG competes, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to Series WALG. We cannot assure you, however, that the price at which ROX Series WALG ETPs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in ROX Series WALG ETPs will develop and continue after this offering. We intend to have ROX Series WALG ETPs listed on the NYSE under the symbol “WALG.”

The following table shows the underwriting discounts and commissions that Series WALG is to pay to the underwriters in connection with this offering.

Per ROX Series WALG ETP
Total underwriting discounts and commissions

We estimate that our portion of the total expenses of this offering will be $       , including up to $      in connection with the qualification of this offering with FINRA by counsel to the underwriters.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and

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reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us, series WALG or another Series in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours, Series WALG, another Series or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Series WALG has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

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ROX SERIES WALG ETPS ELIGIBLE FOR FUTURE SALE

After the sale of ROX Series WALG ETPs offered by this prospectus, ROX GP and its affiliates will not own any ROX Series WALG ETPs.

Rule 144

ROX Series WALG ETPs sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any ROX Series WALG ETPs held by an “affiliate” of ROX LP or Series WALG may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the outstanding ROX Series WALG ETPs, which will equal approximately ROX Series WALG ETPs immediately after this offering; or
•	the average weekly reported trading volume of ROX Series WALG ETPs for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about ROX LP and Series WALG. A person who is not deemed to have been an affiliate of ROX LP or Series WALG at any time during the three months preceding a sale, and who has beneficially owned ROX Series WALG ETPs for at least six months (provided ROX LP is in compliance with the current public information requirement), or one year (regardless of whether ROX LP is in compliance with the current public information requirement), would be entitled to sell ROX Series WALG ETPs under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ROX LP or Series WALG at any time during the 90 days preceding a sale would be entitled to freely sell ROX Series WALG ETPs without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

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EXPERTS

The combined balance sheet of ROX Financial LP as of December 31,2020 included in this Registration Statement of ROX Financial LP has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Series WALG as of December 31, 2020 included in this Registration Statement of ROX Financial LP has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statement of revenues and certain operating expenses of the Miami Property for the years ended December 31, 2020 and 2019 included in this Registration Statement of ROX Financial LP has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statement), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The market data and industry forecasts and projections included in this prospectus have been derived from the market study prepared for us by Linneman Associates, a nationally recognized real estate consulting firm, and are included in this prospectus in reliance on Linneman Associates’ authority as an expert in such matters. ROX Parent paid Linneman Associates a fee of $           for its services.

The appraised value of the Series WALG property included in this prospectus is based upon an appraisal provided by BBG, Inc. and is included in reliance on BBG, Inc.’s authority as an expert in appraisals. ROX Parent paid BBG, Inc. a fee of $           for its services.

Information regarding the condition of the Series WALG property under the heading “Business and Property—Series WALG Property—Property Condition,” and environmental matters relating to the Series WALG property under the heading “Business and Property—Series WALG Property—Environmental Matters” have been derived from reports prepared for us by EBI Consulting and are included based on EBI Consulting’s authority as an expert in such matters. ROX Parent paid EBI Consulting a fee of $           for its services.

The survey of the Series WALG property included in this prospectus is based upon a survey of the Series WALG property provided by E.R. Brownell & Associates, Inc. and is included in reliance on E.R. Brownell & Associates, Inc.’s authority as an expert in surveying property. ROX Parent paid E.R. Brownell & Associates, Inc. a fee of $           for its services.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is apart, under the Securities Act with respect to ROX Series WALG ETPs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and exhibit and schedules to the registration statement. For further information with respect to ROX LP and ROX Series WALG ETPs to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

The SEC maintains an internet website, which is located at www.sec.gov, that contains reports and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement for this offering at the SEC’s internet website. As a result of this offering, ROX LP will become subject to the information and reporting requirement of the Exchange Act, and we will file periodic report and other information with the SEC. These reports and other information will be available for review at the SEC’s website referred to above.

We also maintain a website at www.roxfinancial.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

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WALG-F-1

ROX Financial LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of managers of ROX Financial GP and members of ROX Financial LP

Opinion on the Financial Statement

We have audited the accompanying combined balance sheet of ROX Financial LP (the “Partnership”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

New York, New York

January 27, 2021

We have served as the Partnership’s auditor since 2021.

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ROX Financial LP

Combined Balance Sheet

December 31, 2020

Assets:
Cash	$300
Total assets	$300

Partners' capital:
General partner	$—
Limited partner	300
Total partners' capital	$300

See the accompanying notes to the combined balance sheet.

WALG-F-3

ROX Financial LP

Notes to the Combined Balance Sheet

December 31, 2020

Note 1 — Organization

ROX Financial LP (“ROX LP,” the “Company” or the “Registrant”) was organized as a Delaware series limited partnership on January 15, 2020. ROX Financial GP, LLC (“ROX GP”) serves as the general partner, and ROX Financial, Inc. (“RFI”) initially served as the organizational limited partner. As part of the initial formation transaction, RFI contributed $100 to the partnership in exchange for a limited partner interest.

ROX LP has been formed to facilitate public investment in individual commercial real estate properties with innovative securities, referred to as exchange traded properties (“ETPs”). Each individual property will be held by a subsidiary owned by a separate series of limited partner interests (“Series”). Each Series the Registrant established is a separate Series and not itself a separate legal entity from the Registrant under Delaware law. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

ROX GP, as the general partner, has the sole authority for the management and control of ROX LP and each Series. The general partner interest does not include any rights to receive distributions from operations or upon the liquidation, winding-up or termination or dissolution, as applicable, of ROX LP or any Series. ETP holders have limited liability under the terms of the partnership agreement.

ROX LP intends for each Series to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. ROX LP has no other business operations other than the Series and their subsidiaries.

On November 19, 2020, Series AMZL was created for the purpose of acquiring properties in which Amazon.com Services LLC would be the single tenant. The initial $100 contribution in ROX LP by RFI was allocated to Series AMZL on November 19, 2020 in exchange for the issuance of one ETP in Series AMZL to RFI. Prior to this, on November 16, 2020, the Company formed ROX AMZL Oakley CA LLC (the “Series AMZL subsidiary”) and this entity entered into a definitive agreement on November 19, 2020 to purchase a commercial real estate property in Oakley, California, which will be the initial property acquisition in the Series AMZL subsidiary.

On November 19, 2020 Series WALG was created for the purpose of acquiring properties in which Walgreen Co. would be the single tenant. RFI contributed $100 to Series WALG on November 19, 2020 in exchange for the issuance of one ETP in Series WALG to RFI. Prior to this, on November 16, 2020, the Company formed ROX WALG Miami FL LLC (the “Series WALG subsidiary”) and this entity entered into a definitive agreement on November 19, 2020 to purchase 100% of the air space associated with a retail condominium located in Miami, Florida, which will be the initial property acquisition in the Series WALG subsidiary.

On December 28, 2020, Series NKES was created for the purpose of acquiring properties in which Nike Retail Services, Inc. would be the single tenant. Prior to this, on December 22, 2020, the Company formed ROX NKES Soho NY Holdings LLC (the “Series NKES holding company”) and ROX NKES Soho NY LLC (the “Series NKES subsidiary”), and the Series NKES subsidiary entered into a definitive agreement on December 28, 2020 to purchase 100% of the fee simple interest in a commercial real estate property in New York, New York. On December 28, 2020, RFI contributed $100 to Series NKES in exchange for the issuance of one ETP in Series NKES to RFI. Pursuant to the purchase agreement, upon closing of the acquisition and the deemed and other contributions by an affiliate of the seller to the Series NKES holding company, Series NKES will own 90% of the Series NKES holding company and that affiliate of seller will own 10%.

The Company intends to hold an initial public offering of ETPs of the three above-referenced Series (the “Offering”). Proceeds from the Offering related to each Series will be allocated to each Series, which will be contributed to a subsidiary of each Series and used to acquire properties from nonaffiliated third-party owners. The transactions contemplated by the purchase agreements described above will close concurrently with the completion of the Offering.

WALG-F-4

ROX Financial LP

Notes to the Combined Balance Sheet

December 31, 2020

Note 2 – Significant Accounting Policies

Basis of Presentation

The accompanying combined balance sheet includes the combined financial positions of each of the three Series as of December 31, 2020. The three Series are managed by ROX GP and therefore under common control and management. The combined balance sheet was prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the combined balance sheet have been included. There are no intercompany transactions that occur between ROX LP and the Series or the Series subsidiaries.

The accompanying combined balance sheet as of December 31, 2020 consists of the initial partnership investment of RFI in connection with the formations of ROX LP, each of the Series and the Series subsidiaries.

Offering Costs

In connection with the Offering, affiliates of the Company have or will incur legal, accounting, and related costs related to the Offering that will be paid by RPS Securities LLC (“RPS Securities”) and its affiliates, a related party advisory services provider. RPS Securities and its affiliates are solely responsible for bearing these offering costs in accordance with the services agreement. For bearing these offering costs, RPS Securities will receive a transaction advisory fee from the Company that is solely contingent upon the completion of the Offering. This fee will be capitalized and recorded as a reduction of partners’ capital on the Company’s combined balance sheet. See Note 5 – Related Party Transactions for additional information about the services agreement with RPS Securities.

Underwriting Discounts and Commissions

In connection with the Offering, each Series will incur underwriting discounts and commissions, which will be paid by each applicable Series. Such costs will be deducted from the proceeds of the Offering when it is consummated.

Note 3 – Acquisitions

On November 19, 2020, the Series AMZL subsidiary entered into a definitive agreement to purchase a commercial real estate property located at 4000 Wilbur Avenue in Oakley, California for a minimum purchase price of $81 million. The property is leased to Amazon.com Services LLC for annualized lease payments of $3,225,754 subject to escalation and has an initial lease expiration date of September 30, 2032 with tenant options to extend. Series AMZL expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series AMZL intends for this transaction to be accounted for as an asset acquisition.

On November 19, 2020, the Series WALG subsidiary entered into a definitive agreement to purchase 100% of the air space associated with a retail condominium occupied by Walgreen Co. and located on the street level of The Ritz-Carlton Hotel, South Beach in Miami Beach, Florida for a minimum purchase price of $79 million. The property is leased to Walgreen Co. for annualized lease payments of $3,550,000, subject to escalation, and has a lease expiration date of May 31, 2090 with tenant termination options starting May 31, 2040. Series WALG expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series WALG intends for this transaction to be accounted for as an asset acquisition.

On December 28, 2020, the Series NKES subsidiary entered into a definitive agreement to purchase 100% of the fee simple interest in a commercial real estate property located in the SoHo district of New York, New York for a minimum purchase price of $195 million and the assumption of a loan on the property of $200 million. The property is leased to Nike Retail Services, Inc. for annualized lease payments of $17,600,000, subject to escalation, and has an initial lease expiration date of January 31, 2032 with tenant options to extend. Series NKES expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series NKES intends for this transaction to be accounted for as an asset acquisition.

WALG-F-5

ROX Financial LP

Notes to the Combined Balance Sheet

December 31, 2020

Note 4 – Income Taxes

We intend to treat ROX LP as a non-entity for U.S. federal income tax purposes. ROX LP intends for each Series to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. The Company believes that each Series has been established and intends to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT commencing with such taxable year. To qualify as a REIT, each Series must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its ETPs. If any Series fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if a Series qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state, and local taxes on its income or property.

Note 5 – Related Party Transactions

The Company entered into a services agreement with RPS Securities on November 19, 2020, which was subsequently terminated on January 22, 2021. The Company intends to enter into a new services agreement, the terms of which are yet to be finalized. As of December 31, 2020, the Company had paid no fees to RPS Securities and had no outstanding balance for fees payable to RPS Securities.

The Company entered into a license agreement with RFI on November 19, 2020. Pursuant to the license agreement, RFI has granted to ROX LP a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property.

The license agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after notice thereof. Upon termination, all rights of the Company in the applicable intellectual property shall terminate and the Company shall discontinue the use thereof. There are no fees to be paid by the Company related to the agreement.

The Company will incur, only upon closing of the acquisitions, real estate transaction costs related to the acquisition of the properties by each Series. The Company, through the Series, will reimburse RFI estimated real estate transaction costs of $2,427,000 upon closing of all of the acquisitions. As of December 31, 2020, $196,896 of these transaction costs have been paid by RFI.

Note 6 – Subsequent Events

In preparing this combined financial statement, the Company has evaluated events and transactions for recognition or disclosure through January 27, 2021, the date the combined financial statement was issued.

WALG-F-6

Series WALG

Introduction to the Pro Forma Consolidated Financial Statements

The following sets forth the unaudited pro forma consolidated balance sheet for Series WALG as of December 31, 2020 and the unaudited pro forma consolidated statement of operations of Series WALG for the year ended December 31, 2020. Series WALG is a series of ROX Financial LP (“ROX LP”) established on November 19, 2020. ROX LP was organized as a Delaware series limited partnership on January 15, 2020 and is managed solely by ROX Financial GP LLC (“ROX GP”), who serves as general partner of ROX LP. Series WALG owns 100% of ROX WALG Miami FL LLC (the “Series WALG subsidiary”).

ROX LP has been formed to facilitate public investment in individual commercial real estate properties with innovative securities, referred to as exchange traded properties (“ETPs”). Each individual property will be held by a subsidiary owned by a separate series of limited partner interests (“Series”). Each Series that ROX LP established is a separate Series and not itself a separate legal entity from ROX LP under Delaware law. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law. ROX LP has no other business operations other than the Series and their subsidiaries.

ROX LP intends for Series WALG to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021.

The Series WALG subsidiary was formed on November 16, 2020 and entered into a definitive agreement on November 19, 2020 to purchase 100% of the air space associated with a retail condominium located in Miami, Florida (the “Series WALG property”) for a minimum aggregate purchase price of $79.0 million. The Series WALG property is leased to Walgreen Co. for annualized rent payments of $3.6 million, subject to escalation, and the lease has an initial expiration date of May 31, 2040 with tenant options to extend. On November 19, 2020, ROX Financial Inc. (“RFI”) contributed $100 to Series WALG for the issuance of one ROX Series WALG ETP to RFI.

Proceeds from this offering will be allocated to Series WALG, which will then contribute the proceeds to the Series WALG subsidiary, and such proceeds will be used to acquire 100% of the Series WALG property from the unrelated third-party owner. The transactions contemplated by the purchase agreement described above will close concurrently with the completion of this offering. Series WALG had no operations for the period from its inception on November 19, 2020 through December 31, 2020.

The unaudited pro forma consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and are being presented as if the Series WALG subsidiary’s acquisition of the Series WALG property, this offering and related transactions and adjustments had occurred on December 31, 2020 for purposes of the unaudited pro forma consolidated balance sheet and on January 1, 2020 for purposes of the unaudited pro forma consolidated statement of operations.

The unaudited pro forma consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to the unaudited pro forma consolidated financial statements are based on available information and assumptions that management considers reasonable. The unaudited pro forma consolidated financial statements do not purport to (i) represent Series WALG’s financial position that would have actually occurred had the Series WALG subsidiary’s acquisition of the Series WALG property, this offering and related transactions and adjustments occurred on December 31, 2020, (ii) represent the results of Series WALG’s operations that would have actually occurred had the Series WALG subsidiary’s acquisition of the Series WALG property, this offering and related transactions and adjustments occurred on January 1, 2020 or (iii) project Series WALG’s financial position or results of operations as of any future date or for any future period.

WALG-F-7

Series WALG

Pro Forma Consolidated Balance Sheet (Unaudited)

December 31, 2020

		Acquisition
	Series	of Series
	WALG	WALG	This			Series
	Historical	Property	Offering	Other		WALG
	(A)	(B)	(C)	Adjustments		Pro Forma

Assets:
Investments in real estate	$—
Cash and cash equivalents	100				(D)
Intangible lease assets	—
Total assets	$100

Equity:
Limited partners:
ROX Series WALG ETPs	$100				(D)
Total partners' capital	100
Total equity	$100

See the accompanying notes to the pro forma consolidated financial statements.

WALG-F-8

Series WALG

Pro Forma Consolidated Statement of Operations (Unaudited)

Year Ended December 31, 2020

Series
	Series	WALG
	WALG	Property				Series
	Historical	Historical	This	Other		WALG
	(AA)	(BB)	Offering	Adjustments		Pro Forma

Revenues:
Lease revenues	$—
Total revenues	—

Operating expenses:
Depreciation and amortization	—				(CC)
Property and other operating expenses	—
Management fees	—				(DD)
General and administrative expenses	—				(EE)
Total operating expenses	—

Net income (loss)	$—

Pro forma weighted- average ROX Series WALG ETPs outstanding - basic and diluted

Pro forma earnings per ROX Series WALG ETP - basic and diluted							(FF)

See the accompanying notes to the pro forma consolidated financial statements.

WALG-F-9

Series WALG

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

As of and for the Year Ended December 31, 2020

Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

The adjustments to the unaudited pro forma consolidated balance sheet as of December 31, 2020 are as follows:

(A)

Reflects the audited historical balance sheet of Series WALG as of December 31, 2020. Series WALG had no operations for the period from its inception on November 19, 2020 through December 31, 2020, other than the issuance of one ROX Series WALG ETP to RFI for a purchase price of $100 in connection with its initial capitalization on November 19, 2020.

(B)

Reflects the Series WALG subsidiary’s acquisition of the assets and liabilities associated with the Series WALG property from the seller. The transaction is expected to be accounted for as an asset acquisition under ASC 805, Business Combinations, because substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The following preliminary allocation of the purchase price is based on preliminary estimates and assumptions and is subject to change based on a final determination of the fair value of the assets acquired and liabilities assumed:

Consideration paid:
Cash (1)
Total consideration paid

Allocation of purchase price:
Air and development rights
Condominium property rights
Tenant improvements
Intangible lease assets
Total consideration paid (2)
(1)

Reflects the available proceeds from the issuance and sale of               ROX Series WALG ETPs in this offering at a public offering price of $           per ROX Series WALG ETP as described in Note (C) below. The purchase price will be adjusted based on the price at which ROX Series WALG ETPs are sold to the public in this offering. [However, any excess net proceeds due to a higher price per ROX Series WALG ETP, after deducting the transaction and expense fee applicable to such excess described in Note (C) below, will be paid to the current owner of the Series WALG property as additional purchase price consideration.

(2)	Includes real estate transaction costs related to the acquisition of the Series WALG property of approximately $670,000.

The fair value of tangible assets of an acquired property will be determined by valuing the Series WALG property as if it were vacant utilizing a number of sources, including a real estate valuation prepared by an independent valuation firm. Management also considers information and other factors, including market conditions, the industry that the tenant operates in, characteristics of the real estate, such as location, size, demographics, value and comparative rental rates, tenant credit profile and the importance of the location of the real estate to the operations of the tenant’s business.

The estimated fair value of the acquired in-place lease equals the costs that would have been incurred to lease the property to its occupancy level at the date of acquisition. The in-place lease is amortized as of the date of acquisition over the remaining initial noncancellable term of the lease to amortization expense. Acquired above-market lease values are amortized based on their present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and management’s estimate of the fair market value lease rate at the time of acquisition.

WALG-F-10

Series WALG

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

As of and for the Year Ended December 31, 2020

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated financial statements. The final purchase price allocation will be determined subsequent to the acquisition of the Series WALG property upon the completion of the related valuations and calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

(C)

Reflects the issuance and sale of               ROX Series WALG ETPs in this offering at a public offering price of $          per ROX Series WALG ETP, net of underwriting discounts and commissions and the transaction and expense fee payable to RPS Securities as follows:

Gross proceeds from this offering
Underwriting discounts and commissions
Net proceeds from this offering
Transaction and expense fee (1)
Available proceeds from this offering
(1)

The transaction and expense fee payable to RPS Securities upon completion of this offering will be      % of the net proceeds, with net proceeds meaning the gross proceeds received by Series WALG from this offering after deduction of underwriting discounts and commissions (which equates to        % based on the gross proceeds of this offering). RPS Securities and its affiliates are solely responsible for bearing all legal, accounting and related costs associated with this offering in accordance with the services agreement. This fee will be capitalized and recorded as a reduction of partners’ capital.

The available proceeds will be used to complete the acquisition of the Series WALG property, as described in Note (B) above, and fund cash reserves of approximately $             . Any excess net proceeds due to a higher price per ROX Series WALG ETP, after deducting the transaction and expense fee applicable to such excess, will be paid to the current owner of the Series WALG property as additional purchase price consideration.

(D)	The one ROX Series WALG ETP held by RFI will be repurchased by Series WALG at or prior to the closing of this offering for $100.

WALG-F-11

Series WALG

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

As of and for the Year Ended December 31, 2020

Adjustments to the Unaudited Pro Forma Consolidated Statement of Operations

The adjustments to the unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 are as follows:

(AA)

Series WALG had no operations for the period from its inception on November 19, 2020 through December 31, 2020, other than the issuance of one ROX Series WALG ETP to RFI for a purchase price of $100 in connection with its initial capitalization on November 19, 2020.

(BB)

The table below presents the revenues and certain operating expenses of the Series WALG property for the year ended December 31, 2020, as adjusted to reflect the pro forma impact of the Series WALG subsidiary’s acquisition of the Series WALG property:

			Acquisition of
	Series WALG		Series WALG
	Property (1)	Adjustments (2)	Property

Revenues:
Lease revenues	$3,850,048
Total revenues	3,850,048

Operating expenses:
Property and operating expenses	9,700
Total operating expenses	9,700
(1)

This information is derived from the audited statement of revenues and certain operating expenses of the Series WALG property for the year ended December 31, 2020, which were prepared for the purposes of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended.

(2)

Reflects the net impact of straight-line rents as if the acquisition of the Series WALG property occurred on January 1, 2020 and the amortization of above-market lease intangibles based on the preliminary purchase price allocation described in Note (B).

(CC)

Reflects depreciation and amortization expense based on the preliminary estimated fair values of the tangible and intangible assets described in Note (B) using the straight-line method over the estimated useful lives of the assets.

Estimated useful lives of finite long-lived assets (in years):
Intangible lease assets	20.4

Amortization of an acquired in-place lease is included as a component of depreciation and amortization.

(DD)

Reflects the management fee payable to RPS Securities assuming the issuance and sale of            ROX Series WALG ETPs in this offering at a public offering price of $        per ROX Series WALG ETP. ROX LP, on behalf of Series WALG, and RPS Securities have entered into a services agreement whereby RPS Securities has agreed to advise ROX LP and Series WALG regarding, and assist ROX LP and Series WALG in connection with negotiations related to, its business, including as follows: the acquisition, management or disposition of interests in commercial real estate or, as the case may be, equity interests in any subsidiary; related third-party equity or debt financing; any public offering or private placement of ROX Series WALG ETPs; and any other transaction, structuring or financing activities that may be requested by ROX LP on behalf of Series WALG and agreed to by RPS Securities or suggested by RPS Securities and accepted by ROX LP on behalf of Series WALG.

WALG-F-12

Series WALG

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

As of and for the Year Ended December 31, 2020

The monthly management fee paid by Series WALG to RPS Securities will be one-twelfth of        basis points of the monthly average equity value of Series WALG. The management fee can be reduced at any time by RPS Securities in its sole discretion by notice to the board of managers of ROX GP (the “Board”) and, after the third anniversary of the completion of this offering, can be increased by RPS Securities in its sole discretion at any time with at least 90 days prior notice to the Board.

The monthly average equity value of Series WALG shall be calculated by dividing the sum of the daily equity values of ROX Series WALG ETPs for that month by the number of trading days in that month. The daily equity value of Series WALG shall be calculated for each trading day by multiplying the closing price of a ROX Series WALG ETP on that trading day by the number of outstanding ROX Series WALG ETPs at the time of such close. A trading day shall mean any day on which the national exchange on which ROX Series WALG ETPs are traded is open for trading.

(EE)

As described in Note (AA), Series WALG had no operations for the period from its inception on November 19, 2020 through December 31, 2020. It did not therefore incur any general and administrative expenses during that period. In connection with the payment of the fees set forth in Note (DD) above to RPS Securities by Series WALG, RPS Securities on behalf of itself and its affiliates agrees to pay and not be reimbursed for all direct and indirect expenses in connection with its performance of its services, the performance by ROX GP or an affiliate of ROX GP of its duties on behalf of ROX LP or Series WALG and the existence, management and operations of ROX LP, Series WALG or ROX GP, other than expenses to be paid by ROX LP or Series WALG as set forth in our partnership agreement.

The adjustment reflects the aggregate annual cash compensation payable to members of the Board. Certain other expenses to be paid by ROX LP or Series WALG pursuant to our partnership agreement, including expenses incurred by a conflicts committee of the Board and litigation expenses, may also constitute general and administrative expenses. However, given the uncertainty, an adjustment to general and administrative expenses has not been made in the pro forma statement of operations as such expenses are not currently factually supportable.

(FF)

Pro forma basic and diluted are earnings per ROX Series WALG ETP is calculated by dividing pro forma consolidated net income attributable to Series WALG by the number of ROX Series WALG ETPs issued in this offering.

WALG-F-13

Series WALG

INDEPENDENT AUDITORS’ REPORT

To the board of managers of ROX Financial GP and members of ROX Financial LP

We have audited the accompanying consolidated balance sheet of Series WALG as of December 31, 2020, and the related notes (the “financial statement”).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to Series WALG’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Series WALG’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Series WALG as of December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

January 27, 2021

WALG-F-14

Series WALG

Consolidated Balance Sheet

December 31, 2020

Assets:
Cash	$100
Total assets	$100

Partners' capital:
Limited partner	$100
Total partners' capital	$100

See the accompanying notes to the consolidated balance sheet.

WALG-F-15

Series WALG

Notes to the Consolidated Balance Sheet

December 31, 2020

Note 1 — Organization

Series WALG is a series of ROX Financial LP (“ROX LP”) established on November 19, 2020 for the purpose of acquiring a retail property where Walgreen Co. is the single tenant. ROX LP was organized as a Delaware series limited partnership on January 15, 2020 and is managed solely by ROX Financial GP LLC (“ROX GP”), who serves as general partner of ROX LP. ROX Financial Inc. (“RFI”) initially served as the organizational limited partner in ROX LP. ROX WALG Miami FL LLC (the “Series WALG subsidiary”) is a wholly-owned subsidiary of Series WALG.

ROX LP has been formed to facilitate public investment in individual commercial real estate properties with innovative securities, referred to as exchange traded properties (“ETPs”). Each individual property will be held by a subsidiary owned by a separate series of limited partner interests (“Series”). Each Series the Registrant established is a separate Series and not itself a separate legal entity from the Registrant under Delaware law. As a Delaware series limited partnership, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series and any associated general partner, as provided under Delaware law.

ROX LP intends for each Series to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. ROX LP has no other business operations other than the Series and their subsidiaries.

The Series WALG subsidiary was formed on November 16, 2020 and entered into a definitive agreement on November 19, 2020 to purchase 100% of the air space associated with a retail condominium located in Miami, Florida. On November 19, 2020, RFI contributed $100 to Series WALG for the issuance of one ETP of Series WALG to RFI.

ROX LP intends to hold an initial public offering of ETPs of Series WALG (the “Offering”). Proceeds from the Offering will be allocated to Series WALG, which will be contributed to the Series WALG subsidiary and used to acquire 100% of the Series WALG property from the unrelated third-party owners. The transactions contemplated by the purchase agreement described above will close concurrently with the completion of the Offering. Series WALG had no operations for the period from its inception on November 19, 2020 through December 31, 2020.

Note 2 – Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheet was prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and consists of the initial investment of RFI in connection with the formations and establishment of Series WALG and the Series WALG subsidiary. In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated balance sheet have been included.

The consolidated balance sheet includes the accounts of Series WALG and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Offering Costs

In connection with the Offering, affiliates of Series WALG have or will incur legal, accounting, and related costs related to the Offering that will be paid by RPS Securities LLC (“RPS Securities”) and its affiliates, a related party advisory services provider. RPS Securities and its affiliates are solely responsible for bearing these offering costs in accordance with the services agreement. For bearing these offering costs, RPS Securities will receive a transaction advisory fee from Series WALG that is solely contingent upon the completion of the Offering. This fee will be capitalized and recorded as a reduction of partners’ capital on Series WALG’s consolidated balance sheet. See Note 5 – Related Party Transactions for additional information about the services agreement with RPS Securities.

Underwriting Discounts and Commissions

In connection with the Offering, Series WALG will incur underwriting discounts and commissions, which will be paid by Series WALG. Such costs will be deducted from the proceeds of the Offering when it is consummated.

WALG-F-16

Series WALG

Notes to the Consolidated Balance Sheet

December 31, 2020

Concentrations of Credit Risk

Following the Offering, Series WALG revenues will be 100% earned from a long-term, triple net lease with Walgreen Co., which operates a retail store in Miami, Florida. The historical audited and unaudited financial statements of Walgreen Boots Alliance, Inc. have been filed with the SEC and are available on the SEC’s website at www.sec.gov.

Note 3 – Acquisitions

On November 19, 2020, the Series WALG subsidiary entered into a definitive agreement to purchase 100% of the air space associated with a  retail condominium occupied by Walgreen Co. and located on the street level of The Ritz-Carlton, Hotel, South Beach in Miami Beach, Florida for a minimum purchase price of $79 million. The property is leased to Walgreen Co. for annualized lease payments of $3,550,000, subject to escalation, and has an initial lease expiration date of May 31, 2090 with tenant termination options starting May 31, 2040. Series WALG expects to complete this property acquisition through the funding to be provided upon completion of the Offering. Series WALG intends for this transaction to be accounted for as an asset acquisition.

Note 4 – Income Taxes

Series WALG intends to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2021. Series WALG believes that it has been established and intends to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT commencing with such taxable year. To qualify as a REIT, Series WALG must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its ETPs. If Series WALG fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal corporate income tax and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT. Even if Series WALG qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state, and local taxes on its income or property.

Note 5 – Related Party Transactions

ROX LP, on behalf of Series WALG, entered into a services agreement with RPS Securities on November 19, 2020, which was subsequently terminated on January 22, 2021. ROX LP intends to enter into a new services agreement, the terms of which are yet to be finalized. As of December 31, 2020, Series WALG had paid no fees to RPS Securities and had no outstanding balance for fees payable to RPS Securities.

ROX LP, on behalf of Series WALG, entered into a license agreement with RFI on November 19, 2020. Pursuant to the license agreement, RFI has granted to ROX LP a nontransferable, nonexclusive and worldwide license, on a royalty-free and as-is basis, to use certain intellectual property.

The license agreement has an initial term of 10 years, that is automatically renewed for successive one-year periods thereafter unless notice of non-renewal is given at least 90 days prior to the end of the initial or any renewal term. The license agreement may be terminated at any time upon mutual consent of the parties or upon a breach that is not cured 30 days after notice thereof. Upon termination, all rights of the Series in the applicable intellectual property shall terminate and the Series shall discontinue the use thereof. There are no fees to be paid by the Series related to the agreement.

Series WALG will incur, only upon closing of the Series WALG property, real estate transaction costs related to the acquisition of the Series WALG property. Series WALG will reimburse RFI estimated real estate transaction costs of 670,000 upon closing of the acquisition. As of December 31, 2020, $111,737 of these transaction costs have been paid by RFI.

Note 6 – Subsequent Events

In preparing this consolidated financial statement, Series WALG has evaluated events and transactions for recognition or disclosure through January 27, 2021, the date the consolidated financial statement was issued.

WALG-F-17

The Miami Property

To the board of managers of ROX Financial GP and members of ROX Financial LP

We have audited the accompanying statement of revenues and certain operating expenses of the Miami Property for the years ended December 31, 2020 and 2019, and the related notes (the "historical summary").

Management's Responsibility for the Historical Summary

Management is responsible for the preparation and fair presentation of the Statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the historical summary that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the historical summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summary is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the historical summary. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the historical summary, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Miami Property’s preparation and fair presentation of the historical summary in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Miami Property’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the historical summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the historical summary referred to above presents fairly, in all material respects, the statement of revenues and certain operating expenses described in Note 2 of the Miami Property for the years ended December 31, 2020 and 2019, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 to the historical summary, which describes that the accompanying historical summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Registration Statement on Form S-11 of ROX Financial LP) and are not intended to be a complete presentation of the Miami Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

New York, New York

March 12, 2021

WALG-F-18

The Miami Property

Statements of Revenues and Certain Operating Expenses

Years Ended December 31, 2020 and 2019

	Years Ended December 31,
	2020	2019

Rental revenues	$3,850,048	$3,850,048
Certain operating expenses	9,700	9,700
Total rental revenues in excess of certain operating expenses	$3,840,348	$3,840,348

See the notes to the statements of revenues and certain operating expenses.

WALG-F-19

The Miami Property

Notes to the Statements of Revenues and Certain Operating Expenses

Years Ended December 31, 2020 and 2019

Note 1 — Organization

The accompanying statements of revenues and certain operating expenses for the years ended December 31, 2020 and 2019 include the operations of a single tenant triple net leased commercial property located on the street level of the condominium complex that includes The Ritz-Carlton, South Beach in Miami Beach, Florida (the “Miami Property”) that is being acquired from a nonaffiliated third party pursuant to a definitive purchase agreement dated November 19, 2020. The acquiror of this property is ROX WALG Miami FL LLC (the “Series WALG subsidiary”), a wholly-owned subsidiary of Series WALG of ROX Financial LP.

The acquisition of the Miami Property is subject to, among other things, the completion of the initial public offering of limited partner interests of Series WALG of ROX Financial LP, customary closing conditions and satisfactory completion of due diligence.

Note 2 – Significant Accounting Policies

Basis of Presentation

The accompanying statements of revenues and certain operating expenses were prepared for the purpose of complying with the provisions of Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, for inclusion in a Registration Statement on Form S-11 of ROX LP and is not intended to be a complete presentation of the Miami Property’s revenues and expenses. Amounts that are either not recurring in nature or would not be directly attributable to future operating results of the property upon being acquired by the Series WALG subsidiary are excluded from these statements and generally consist of interest, depreciation, amortization, deferred financing costs, income taxes, management fees and other miscellaneous expenses.

Use of Estimates

The preparation of the statements of revenues and certain operating expenses in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Revenues of the Miami Property consist of rental income from a single tenant pursuant to a triple net long-term lease agreement. In accordance with this agreement, the tenant is required to make fixed monthly rental payments, which are subject to fixed escalation changes over the lease term. The initial lease term expires on May 31, 2090 with tenant termination options starting May 31, 2040. The Miami Property recognizes revenues from the lease for the fixed portion of its monthly rental payments on a straight-line basis over the noncancelable lease term. Straight-line rental revenue commenced when the tenant assumed control of the property on May 24, 2015.

Revenues from the Miami Property also include operating expense reimbursement from the tenant pursuant to the terms of the lease for association fees paid by the Miami Property to a third party. These fees are subject to escalation based on the Consumer Price Index (“CPI”). This operating expense reimbursement from the tenant is recognized as variable rental revenues, which are not included in the calculation of straight-line rental revenues. These operating costs are presented on a gross basis as rental revenues and other operating expenses in the statement of revenues and certain operating expenses in the period in which the operating expense is incurred. For each of the years ended December 31, 2020 and 2019, this operating expense reimbursement for association fees of the Miami Property was $9,200.

Collectability of tenant payments is assessed by evaluating the payment history and creditworthiness of the tenant as well as any new market developments and relevant current economic factors.

Concentrations of Credit Risk

Revenues of the Miami Property are attributed 100% to the operations associated with the lease agreement with Walgreen Co., which operates a retail store at this property.

WALG-F-20

The Miami Property

Notes to the Statements of Revenues and Certain Operating Expenses

Years Ended December 31, 2020 and 2019

Certain Operating Expenses

Certain operating expenses of the Miami Property include association fees and license fees, which are recognized in the period the expenses are incurred.

Note 3 – Leases

The annual future minimum lease payments to be received under the existing tenant operating lease as of December 31, 2020 were as follows:

2021	$3,550,000
2022	3,550,000
2023	3,550,000
2024	3,550,000
2025	3,757,083
Thereafter	58,249,584
Total minimum scheduled lease payments due from tenant	$76,206,667

Note 4 – Commitments and Contingencies

The Miami Property may be subject to legal claims in the ordinary course of business. As of December 31, 2020, management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Miami Property’s results of operations, financial condition or cash flows, which would require accrual or disclosure of the contingency and possible range of loss.

Note 5 – Subsequent Events

In preparing the accompanying statements of revenues and certain operating expenses for the years ended December 31, 2020 and 2019, management evaluated events and transactions that occurred through the date that the accompanying financial statements were available to be issued on March 12, 2021.

WALG-F-21

Until           , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

ROX FINANCIAL LP

ROX Series WALG ETPs

Prospectus

              , 2021

Joint Book Running Managers

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other expenses of issuance and distribution.

The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by Series AMZL, Series NKES and Series WALG in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee are estimated. Pursuant to the services agreement with RPS Securities and our partnership agreement, ROX LP, Series AMZL, Series NKES and Series WALG are not responsible for the payment of the fees and expenses indicated with a dash below.

Securities and Exchange Commission registration fee	$—
FINRA filing fee
NYSE listing fee
Legal fees and expenses (including Blue Sky fees)
Accounting fees and expenses
Printing and engraving expenses
Transfer agent fees and expenses
Miscellaneous
Total	$—

Item 32. Sales to Special Parties.

None.

Item 33. Recent sales of unregistered securities.

Upon the formation of ROX LP, ROX Financial Inc. made an initial capital contribution to ROX LP in the amount of $100 in exchange for a limited partner interest in ROX LP equal to 100% of the limited partner interests of ROX LP without designation as to a Series and was admitted as a limited partner of the Partnership. Upon the designation of Series AMZL, that $100 contribution was allocated as a contribution to Series AMZL. These securities were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act of 1933, as amended.

Upon the designation of each other Series described in the prospectus, ROX Financial Inc. made a capital contribution of $100 to each Series. In each case, the applicable Series issued one ETP of that Series to ROX Financial Inc. in consideration of that contribution, and these securities were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act of 1933, as amended.

Upon the completion of the offering contemplated by the prospectus which is part of this registration statement, ETPs held by ROX Financial Inc. will be redeemed and each of those $100 capital contributions will be refunded.

Item 34. Indemnification of directors and officers.

Pursuant to our partnership agreement, ROX LP has agreed to indemnify:

•	ROX Financial LLC, the general partner of ROX LP;
•	any departing general partner;
•

any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of ROX LP, its subsidiaries, ROX GP, any departing general partner or any of their affiliates;

•

any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to ROX LP or its subsidiaries;

•	any person who directly or indirectly controls ROX GP or any departing general partner; and
•	any person designated by ROX GP;

to the fullest extent permitted by law, from and against all losses, claims, damages, costs or similar events. An indemnitee shall not be indemnified if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which that indemnitee is seeking indemnification pursuant to our partnership agreement, that indemnitee acted in bad faith (as defined in the partnership agreement) or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful. Any indemnification under these provisions will only be out of the assets of ROX LP, (if any), with the indemnification costs allocated to the relevant Series as determined by ROX GP in good faith.

Prior to completion of this offering, ROX LP intends to enter into separate indemnification agreements with each member of the board of managers of ROX GP and all its officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our partnership agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our partnership agreement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to members of the board, officers or persons controlling ROX LP or a Series pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ROX GP, on behalf of ROX LP, maintains directors’ and officers’ liability insurance for the officers and members of the board of ROX GP.

Item 35. Treatment of proceeds from shares being registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36. Financial statements and exhibits.

(a)	Financial Statements. See page F‑1, NKES-F-1 and WALG-F-1 for the applicable index of the financial statements that are being filed as part of this Registration Statement.
(b)	Exhibits. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1**	Form of Underwriting Agreement among Series AMZL, Series NKES and Series WALG of ROX Financial LP and the underwriters named therein
3.1**	Certificate of Limited Partnership of ROX Financial LP as filed with the Delaware Secretary of State on January 15, 2020
3.2**	Second Amended and Restated Agreement of Limited Partnership of ROX Financial LP dated , 2021
3.3**	Series Designation of Series AMZL of ROX Financial LP established November 19, 2020
3.4**	Series Designation of Series NKES of ROX Financial LP established December 28, 2020
3.5**	Series Designation of Series WALG of ROX Financial LP established November 19, 2020
3.6**	Certificate of Formation of ROX Financial GP LLC as filed with the Delaware Secretary of State on January 15, 2020
3.7**	Second Amended and Restated Company Agreement of ROX Financial GP LLC effective as of November 19, 2020
3.8**	Certificate of Formation of ROX AMZL Oakley CA LLC as filed with the Delaware Secretary of State on November 16, 2020
3.9**	Company Agreement of ROX AMZL Oakley CA LLC effective November 19, 2020
3.10**	Certificate of Formation of ROX NKES Soho NY Holdings LLC as filed with the Delaware Secretary of State on December 22, 2020
3.11**	Company Agreement of ROX NKES Soho NY Holdings LLC effective December 28, 2020
3.12**	Form of Amended and Restated Company Agreement of ROX NKES Soho NY Holdings LLC
3.13**	Certificate of Formation of ROX NKES Soho NY LLC as filed with the Delaware Secretary of State on December 22, 2020
3.14**	Company Agreement of ROX NKES Soho NY LLC effective December 28, 2020
3.15**	Form of Amended and Restated Company Agreement of ROX NKES Soho NY LLC
3.16**	Certificate of Formation of ROX WALG Miami FL LLC as filed with the Delaware Secretary of State on November 16, 2020
3.17**	Company Agreement of ROX WALG Miami FL LLC effective November 19, 2020
4.1**	Specimen ROX Series AMZL ETP Certificate
4.2**	Specimen ROX Series NKES ETP Certificate
4.3**	Specimen ROX Series WALG ETP Certificate
5.1**	Opinion of Latham & Watkins, LLP
8.1**	Opinion of Latham & Watkins, LLP with respect to tax matters
10.1**	Services and Investment Management Agreement between ROX Financial LP and RPS Securities LLC dated , 2021
10.2**	License Agreement dated November 19, 2020, between ROX Financial LP and ROX Financial Inc.
10.3**	Form of Indemnification and Advancement Agreement among ROX Financial LP and each member of the board of managers and officers of ROX Financial GP LLC
10.4**	Asset Purchase Agreement dated November 19, 2020, among ROX Financial Inc., ROX AMZL Oakley CA LLC, NP Oakley Building I, LLC and NP Oakley LLC
10.5**	Form of Commercial Management Agreement between ROX AMZL Oakley CA LLC and NPD Management LLC
10.6**	Lease Agreement effective February 7, 2020, between NP Oakley, LLC and Amazon.com Services LLC
10.7**	Assignment and Assumption of Lease and Development Agreement dated June 15, 2020, between NP Oakley, LLC and NP Oakley Building I, LLC
10.8**	Limited Parent Guaranty effective as of February 7, 2020, executed by Amazon.com, Inc. in favor of NP Oakley, LLC
10.9**	Form of General Assignment of Lease Agreement and Limited Parent Guaranty among NP Oakley, LLC, NP Oakley Building I, LLC and ROX AMZL Oakley CA LLC

Exhibit Number	Exhibit Description
10.10**	Asset Purchase Agreement dated December 28, 2020, among 529 Broadway Holdings, LLC, ROX Financial Inc. and ROX NKES Soho NY LLC
10.11**	Form of Property Management Agreement between ROX NKES Soho NY LLC and SCF Management LLC
10.12**	Lease dated February 13, 2014, between Nike Retail Services, Inc. and 529 Broadway Holdings LLC
10.13**	First Amendment to Lease dated November 12, 2014, between Nike Retail Services, Inc. and 529 Broadway Holdings LLC
10.14**	Second Amendment to Lease dated March 7, 2016, between Nike Retail Services, Inc. and 529 Broadway Holdings LLC
10.15**	Guaranty executed December 23, 2013, by Nike, Inc. in favor of 529 Broadway Holdings LLC
10.16**

Form of Reimbursement and Indemnity Agreement among Series NKES, ROX Financial Inc., ROX Financial GP LLC, 529 Broadway Owner LLC, the applicable guarantors, ROX NKES Soho NY Holdings LLC and ROX NKES Soho NY LLC

10.17**	Form of General Assignment between 529 Broadway Holdings LLC and ROX NKES Soho NY LLC
10.18**	Real Estate Purchase and Sale Agreement dated November 19, 2020, among ROX Financial Inc., ROX WALG Miami FL LLC, Lionstone Di Lido Retail Lessor, LLC, Di Lido Beach Commercial, Ltd.
10.19**	Tenant Lease dated October 9, 2013, between Walgreen Co. and Di Lido Beach Commercial, Ltd.
10.20**	Form of Assignment of Tenant Lease between Di Lido Beach Commercial, Ltd. and ROX WALG Miami FL LLC
10.21**	Form of Consent Agreement between ROX WALG Miami FL LLC and Di Lido Beach Resort LLC
10.22**	Declaration of Di Lido Condominium as filed in the real property records of Miami Dade County, Florida on September 20, 1999
10.23**	Articles of incorporation for Di Lido Condominium Association, Inc. as filed with the Secretary of State of Florida on September 9, 1999
10.24**	Bylaws of Di Lido Condominium Association, Inc.
10.25**	Amendment dated February 14, 2005, to Declaration of Di Lido Condominium and Amendment to the Bylaws of Di Lido Condominium Association, Inc.
10.26**	Form of Certificate of Amendment to Declaration of Di Lido Condominium and Amendment to the Bylaws of Di Lido Condominium Association, Inc.
21.1**	List of Subsidiaries of ROX Financial LP
23.1**	Consent of Latham & Watkins, LLP (included as part of Exhibit 5.1)
23.2**	Consent of Latham & Watkins, LLP (included as part of Exhibit 8.1)
23.3**	Consent of Deloitte & Touche LLP
23.4**	Consent of EBI Consulting
23.5**	Consent of BBG, Inc.
23.6**	Consent of CBG Civil Engineers
23.7**	Consent of Statewide Land Surveying P.C.
23.8**	Consent of E.R. Brownell & Associates, Inc.
23.9**	Consent of Linneman Associates
24.1**	Power of Attorney (included on signature page)
99.1**	Acquisition Property Condition Report of Amazon – Oakley prepared by EBI Consulting dated , 2021
99.2**	Phase 1 Environmental Site Assessment of Amazon – Oakley prepared by EBI Consulting dated , 2021
99.3**	Seismic Report of Amazon – Oakley, prepared by EBI Consulting dated , 2021
99.4**	Appraisal Report of Amazon – Oakley prepared by BBG, Inc. dated , 2021
99.5**	Land Title Survey of Amazon – Oakley prepared by CBG Civil Engineers dated November 6, 2020
99.6**	Acquisition Property Condition Report of Nike Flagship Building prepared by EBI Consulting dated , 2021
99.7**	Phase 1 Environmental Site Assessment of Nike Flagship prepared by EBI Consulting dated , 2021
99.8**	Appraisal Report of Nike Flagship Store prepared by BBG, Inc. dated , 2021

Exhibit Number	Exhibit Description
99.9**	Title Survey of 529 Broadway prepared by Statewide Land Surveying P.C. dated December 22, 2020
99.10**	Acquisition Property Condition Report of Walgreens Flagship prepared by EBI Consulting dated , 2021
99.11**	Phase 1 Environmental Site Assessment of Walgreens Flagship prepared by EBI Consulting dated , 2021
99.12**	Appraisal Report of Walgreens Miami Beach prepared by BBG, Inc. dated , 2021
99.13**	Land Title Survey of Commercial Units A and B-1, Miami Beach, Florida prepared by E.R. Brownell & Associates, Inc. dated June 27, 2018

**	To be filed by amendment.

Item 37. Undertakings.

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:
(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post‑effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S‑11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                     , 2021.

ROX FINANCIAL LP

By: ROX Financial GP LLC, its general partner

By:

Name:Anthony F. Moro

Title:President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
By: Anthony F. Moro	President (Principal Executive Officer)	, 2021
By: Eyal Leibovitz	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021
By: Peter Braverman	Manager	, 2021
By: Howard S. Roth	Manager	, 2021
By: Elizabeth A. Abdoo	Manager	, 2021